Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224209

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

June 12, 2018

Dear Stockholders of Spectrum Brands Holdings, Inc. and HRG Group, Inc.:

On February 24, 2018, HRG Group, Inc. (“HRG”) and Spectrum Brands Holdings, Inc. (“Spectrum”) entered into an Agreement and Plan of Merger as amended June 8, 2018, (the “Merger Agreement”), providing for the acquisition of Spectrum by HRG (the “Merger”) in exchange for HRG equity. HRG stockholders as of the close of business on May 17, 2018 (the “Record Date”), are invited to attend a special meeting of HRG stockholders at 9:30 AM, local time, on July 13, 2018 at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, to consider and vote upon proposals to amend the HRG certificate of incorporation, approve the issuance of HRG common stock in connection with the Merger, and certain other matters related to the Merger. Spectrum stockholders as of the close of business on the Record Date are invited to attend a special meeting of Spectrum stockholders at 9:30 AM, local time, on July 13, 2018, at Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, 10022, to consider and vote upon a proposal to adopt the Merger Agreement and certain other matters related to the Merger.

The Merger will be implemented through several steps that will occur in immediate succession. Immediately prior to the consummation of the Merger, HRG’s certificate of incorporation will be amended and restated (the “Amended HRG Charter”) as further described in the accompanying joint proxy statement/prospectus, and as a result, each of the issued and outstanding shares of HRG common stock, par value $0.01 per share, will, by means of a reverse stock split, be combined into a fraction of a share of HRG common stock equal to (i) the number of shares of common stock, par value $0.01 per share, of Spectrum held by HRG and its subsidiaries as of immediately prior to the effective time of the Merger, adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment, divided by (ii) as of immediately prior to the reverse stock split, the number of outstanding shares of HRG common stock on a fully diluted basis (the “Share Combination Ratio”). As part of the amendment and restatement of the HRG certificate of incorporation, HRG will change its name to “Spectrum Brands Holdings, Inc.”

Thereafter, pursuant to the Merger Agreement, each share of Spectrum common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Spectrum common stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the effective time of the Merger) will be converted into the right to receive one share of HRG common stock.

Notwithstanding the foregoing, no HRG common stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming, a holder of more than 4.9% of “Corporation Securities” (as defined in Article XIII of the Amended HRG Charter). Any shares of HRG common stock that would be issuable to a Spectrum stockholder but for that limitation will instead be treated as “Excess Securities” (as defined in Article XIII of the Amended HRG Charter) and will be delivered to one or more charitable organizations described in Section 501(c)(3) of the Internal Revenue Code, or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder.

In the Reverse Stock Split, each HRG stockholder is expected to receive 0.1603 of a share of HRG common stock in respect of each share of HRG common stock, which would have a value of approximately $12.25. Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG common stock, and a total of approximately 53,613,184 shares of HRG common stock are expected to be outstanding. Such ownership percentages and share amounts and value are based on (i) the 20-trading-day volume-weighted average price per share of Spectrum common stock ending on June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus, (ii) the number of shares of Spectrum common stock outstanding, the number of Shares of Spectrum common stock held by HRG and its subsidiaries and the number of shares of HRG common stock outstanding as of June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement. Shares of Spectrum common stock currently trade on the New York Stock Exchange (the “NYSE”) under the symbol “SPB” and shares of HRG common stock currently trade on the NYSE under the symbol “HRG.” Following the Merger, the shares of HRG common stock will be listed on the NYSE and are expected to trade under the symbol “SPB.”

At the Spectrum special meeting, Spectrum stockholders will be asked to consider and vote on, among other things, a proposal to adopt the Merger Agreement (the “Spectrum Merger Proposal”), which must be adopted by the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum common stock, including shares held by HRG and its affiliates and the executive officers of Spectrum, (ii) the holders of a majority of the outstanding shares of Spectrum common stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum, and (iii) the holders of a majority of the outstanding shares of Spectrum common stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the certificate of incorporation of Spectrum. The Spectrum board of directors (other than Messrs. Joseph Steinberg and Ehsan Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of a special committee of the Spectrum board formed for the purpose of evaluating the Merger, has determined that the Merger Agreement, the Spectrum Merger Proposal and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its stockholders and, recommends that the Spectrum stockholders vote “FOR” the Spectrum Merger Proposal and “FOR” each of the other proposals to be considered at the Spectrum special meeting and described in the accompanying joint proxy statement/prospectus. HRG has entered into a voting agreement with Spectrum pursuant to which HRG has agreed, among other things, to vote all of the shares of Spectrum common stock beneficially owned by HRG (constituting approximately 62% of the issued and outstanding shares of Spectrum common stock as of June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus) in favor of the Spectrum Merger Proposal and certain other matters, on the terms and subject to the conditions set forth in the voting agreement.

At the HRG special meeting, HRG stockholders will be asked to consider and vote on, among other things, the issuance of shares of HRG common stock to the Spectrum stockholders in connection with the Merger (the “HRG Share Issuance Proposal”) and the amendment and restatement of the HRG certificate of incorporation (the “HRG Charter Amendment Proposals”). The HRG board of directors recommends that HRG stockholders vote “FOR” the HRG Share Issuance Proposal, “FOR” the HRG Charter Amendment Proposals and “FOR” each of the other proposals to be considered at the HRG special meeting and described in the accompanying joint proxy statement/prospectus. Each of Leucadia National Corporation and CF Turul LLC, an affiliate of Fortress Investment Group, LLC, has entered into a separate voting agreement with HRG pursuant to which each of them has agreed, among other things, to vote all of the shares of HRG common stock beneficially owned by it (constituting approximately 23% and 16%, respectively, of the issued and outstanding shares of HRG common stock as of June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus) in favor of the HRG Share Issuance Proposal and the HRG Charter Amendment Proposals and certain other matters, on the terms and subject to the conditions set forth in the applicable voting agreement.

Consummation of the Merger is conditioned on the approval of the Spectrum Merger Proposal, the HRG Share Issuance Proposal and the HRG Charter Amendment Proposals. Your vote is very important. Whether or not you plan to attend the Spectrum special meeting or the HRG special meeting, as applicable, please promptly complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Submitting a proxy now will not prevent you from being able to vote in person at the Spectrum special meeting or the HRG special meeting, as applicable.

The obligations of Spectrum and HRG to consummate the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement, a copy of which is included as Annex A to the accompanying joint proxy statement/prospectus, as amended by Amendment No. 1 to the Merger Agreement, a copy of which is included as Annex B to the accompanying joint proxy statement/prospectus. The Merger Agreement may be terminated by either HRG or Spectrum if the Merger is not consummated by October 8, 2018. The accompanying joint proxy statement/prospectus provides you with detailed information about the Merger. It also contains or references information about Spectrum and HRG and certain related matters.

You are encouraged to read the accompanying document carefully. In particular, you should read the “Risk Factors ” section beginning on page 47 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Merger and how they will affect you.

On behalf of Spectrum and HRG, thank you for your consideration and continued support.

David M. Maura Executive Chairman and Chief Executive Officer Spectrum Brands Holdings, Inc.	Ehsan Zargar Executive Vice President, Chief Operating Officer and General Counsel HRG Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the securities to be issued in connection with the Merger or passed upon the merits or fairness of the Merger or the adequacy or accuracy of the disclosure in the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated June 12, 2018 and is first being mailed to the Spectrum and HRG stockholders on or about June 12, 2018.

SPECTRUM BRANDS HOLDINGS, INC.

3001 Deming Way

Middleton, Wisconsin 53562

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 13, 2018

To the Stockholders of Spectrum Brands Holdings, Inc.:

A special meeting of stockholders of Spectrum Brands Holdings, Inc. (“Spectrum”) will be held at 9:30 AM, local time, on July 13, 2018, at Kirkland and Ellis LLP, 601 Lexington Avenue, New York, New York 10022 (the “Spectrum Special Meeting”), for the following purposes:

1.	to consider and act upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 24, 2018 as amended June 8, 2018, (the “Merger Agreement”), by and among Spectrum, HRG Group, Inc. (“HRG”), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, as amended by Amendment No. 1 thereto, a copy of which is attached as Annex B to the accompanying joint proxy statement/prospectus, and the Merger and other transactions contemplated thereby (the “Spectrum Merger Proposal”);

2.	to consider and act upon a proposal to approve the adjournment of the Spectrum Special Meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Spectrum Merger Proposal (the “Spectrum Adjournment Proposal”); and

3.	to consider and act upon six separate proposals to approve, on a non-binding, advisory basis, the amendment of the HRG certificate of incorporation, including (i) a proposal to cause each outstanding share of HRG common stock to, by means of a reverse stock split, be combined into a fraction of a share of HRG common stock equal to the number of shares of Spectrum common stock currently held by HRG divided by the number of outstanding shares of HRG common stock on a fully diluted basis, subject to certain adjustments; (ii) a proposal to subject HRG to Section 203 of the General Corporation Law of the State of Delaware; (iii) a proposal to decrease the number of authorized shares of HRG common stock from 500 million to 200 million; (iv) a proposal to increase the number of authorized shares of HRG preferred stock from 10 million to 100 million; (v) a proposal to amend the Internal Revenue Code Section 382 transfer provisions; and (vi) a proposal to make other amendments related or incidental to the foregoing (collectively, the “Spectrum Advisory HRG Charter Amendment Proposals”).

Approval of the Spectrum Merger Proposal by the Spectrum stockholders is a condition to the consummation of the Merger contemplated by the Merger Agreement and requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum common stock, (ii) the holders of a majority of the outstanding shares of Spectrum common stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum, and (iii) the holders of a majority of the outstanding shares of Spectrum common stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Spectrum certificate of incorporation, and is a condition to the closing of the Merger (items (ii) and (iii), collectively, the “Unaffiliated Approvals”). Approval of the Spectrum Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum common stock present in person or by proxy at the Spectrum

Special Meeting and entitled to vote on such proposal, regardless of whether a quorum is present. Approval of each of the non-binding Spectrum Advisory HRG Charter Amendment Proposals requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum common stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, assuming a quorum is present.

The Spectrum board of directors has set May 17, 2018 as the record date for the Spectrum Special Meeting. Only holders of record of Spectrum common stock as of the close of business on May 17, 2018 will be entitled to notice of and to vote at the Spectrum Special Meeting and any adjournments thereof. Any stockholder entitled to attend and vote at the Spectrum Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Spectrum common stock.

HRG, which held approximately 62% of the issued and outstanding shares of Spectrum common stock as of June 6, 2018, has agreed to vote all of its shares of Spectrum common stock to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby, and other actions related thereto. HRG’s shares of Spectrum common stock will not be counted for purposes of the Unaffiliated Approvals, so your vote is very important.

Each of the Spectrum Proposals is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote.

Your vote is very important. To ensure your representation at the Spectrum Special Meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Spectrum Special Meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Spectrum Special Meeting. If your shares of Spectrum common stock are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

The Spectrum board of directors (other than Messrs. Joseph Steinberg and Ehsan Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum special committee, has determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its stockholders and has authorized, approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby. The Spectrum board of directors (other than Messrs. Joseph Steinberg and Ehsan Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum special committee, recommends that you vote “FOR” the Spectrum Merger Proposal, “FOR” each of the Spectrum Advisory HRG Charter Amendment Proposals and “FOR” the Spectrum Adjournment Proposal.

By Order of the Board of Directors,

Nathan E. Fagre

Senior Vice President, General Counsel and Secretary

Middleton, Wisconsin

June 12, 2018

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECTRUM SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED SPECTRUM PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE SPECTRUM SPECIAL MEETING AND WISH TO VOTE YOUR SHARES OF SPECTRUM COMMON STOCK IN PERSON, YOU MAY DO SO AT ANY TIME PRIOR TO YOUR PROXY BEING EXERCISED. You may revoke your proxy or change your vote at any time before the Spectrum Special Meeting. If your shares of Spectrum common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes and exhibits carefully and in their entirety. If you have any questions concerning the Merger Agreement, the Merger, the Spectrum Proposals, the Spectrum Special Meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Spectrum common stock, please contact:

1407 Broadway, 27th Floor

New York, New York 10018

proxy@mackenziepartners.com

(212) 929-5500 or Toll-Free (800) 322-2885

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, Wisconsin 53562

Attention: Investor Relations

Telephone: 608-278-6141

Email: david.prichard@spectrumbrands.com

HRG GROUP, INC.

450 Park Avenue, 29th Floor

New York, New York 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 13, 2018

To the Stockholders of HRG Group, Inc.:

A special meeting of stockholders of HRG Group, Inc. (“HRG”) will be held at 9:30 AM, local time, on July 13, 2018, at Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 (the “HRG Special Meeting”), for the following purposes:

1.	to consider and act upon six proposals to amend the HRG certificate of incorporation, including (i) a proposal to cause each outstanding share of HRG common stock to, by means of a reverse stock split, be combined into a fraction of a share of HRG common stock equal to the number of shares of Spectrum common stock currently held by HRG divided by the number of outstanding shares of HRG common stock on a fully diluted basis, subject to certain adjustments; (ii) a proposal to subject HRG to Section 203 of the General Corporation Law of the State of Delaware; (iii) a proposal to decrease the number of authorized shares of HRG common stock from 500 million to 200 million; (iv) a proposal to increase the number of authorized shares of HRG preferred stock from 10 million to 100 million; (v) a proposal to amend the Internal Revenue Code Section 382 transfer provisions; and (vi) a proposal to make other amendments related or incidental to the foregoing (collectively, the “HRG Charter Amendment Proposals”);

2.	to consider and act upon a proposal to approve the issuance of shares of HRG common stock in connection with the Agreement and Plan of Merger, dated as of February 24, 2018 (as amended June 8, 2018, the “Merger Agreement”), by and among Spectrum Brands Holdings, Inc., HRG, HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, as amended by Amendment No. 1 thereto, a copy of which is attached as Annex B to the accompanying joint proxy statement/prospectus (the “HRG Share Issuance Proposal”);

3.	to consider and act upon a proposal to adjourn the HRG Special Meeting, if necessary or appropriate to, solicit additional proxies in the event there are not sufficient votes at the time of the HRG Special Meeting to approve the HRG Charter Amendment Proposals or the HRG Share Issuance Proposal (the “HRG Adjournment Proposal”); and

4.	to consider and act upon a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to HRG’s named executive officers that is based on or otherwise relates to the merger contemplated by the Merger Agreement (the “HRG Advisory Compensation Proposal”).

Approval of each of the HRG Charter Amendment Proposals by the HRG stockholders is a condition to the consummation of the transactions contemplated by the Merger Agreement and requires the affirmative vote of the holders of a majority of outstanding shares of HRG common stock entitled to vote generally in the election of directors. Approval of the HRG Share Issuance Proposal by the HRG stockholders is a condition to the consummation of the transactions contemplated by the Merger Agreement and requires the affirmative vote of a majority of votes cast by HRG stockholders present in person or by proxy at the HRG Special Meeting and entitled to vote on the proposal. Approval of each of the HRG Adjournment Proposal and the HRG Advisory Compensation Proposal require the affirmative vote of holders of a majority of shares of HRG common stock present in person or by proxy at the HRG Special Meeting and entitled to vote on such proposal.

The HRG board of directors has set May 17, 2018 as the record date for the HRG Special Meeting. Only holders of record of HRG common stock as of the close of business on May 17, 2018 will be entitled to notice of and to vote at the HRG Special Meeting and any adjournments thereof. Any stockholder entitled to attend and vote at the HRG Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of HRG common stock.

Each of Leucadia National Corporation and CF Turul LLC, an affiliate of Fortress Investment Group LLC, which held approximately 23% and 16%, respectively, of the issued and outstanding shares of HRG common stock as of June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus, has agreed to vote all of its shares of HRG common stock to approve and adopt the HRG Charter Amendment Proposals and the HRG Share Issuance Proposal and other actions related thereto, on the terms and subject to the conditions set forth in their respective voting agreements.

Each of the HRG proposals is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote.

Your vote is very important. To ensure your representation at the HRG Special Meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the HRG Special Meeting. Submitting a proxy now will not prevent you from being able to vote in person at the HRG Special Meeting. If your shares of HRG common stock are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

The HRG board of directors unanimously recommends that you vote “FOR” each of the HRG Charter Amendment Proposals, “FOR” the HRG Share Issuance Proposal, “FOR” the HRG Adjournment Proposal, and “FOR” the HRG Advisory Compensation Proposal.

By Order of the Board of Directors,

Ehsan Zargar

Executive Vice President, Chief Operating Officer

and General Counsel

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE HRG SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED HRG PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE HRG SPECIAL MEETING AND WISH TO VOTE YOUR SHARES OF HRG COMMON STOCK IN PERSON, YOU MAY DO SO AT ANY TIME PRIOR TO YOUR PROXY BEING EXERCISED. You may revoke your proxy or change your vote at any time before the HRG Special Meeting. If your shares of HRG common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes and exhibits carefully and in their entirety. If you have any questions concerning the Merger Agreement, the transactions contemplated thereby, the HRG Proposals, the HRG Special Meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of HRG common stock, please contact:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers

Telephone: (781) 575-2137 or Toll-Free (888) 680-1529

Email: HRGGroup@Georgeson.com

or

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, New York 10022

Attention: Investor Relations

Telephone: (212) 906-8560

Email: Investorrelations@HRGGroup.com

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Spectrum and HRG from other documents that are filed with the SEC that are not included in or delivered with the accompanying joint proxy statement/prospectus. You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus from the SEC’s website at www.sec.gov, and they are available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. This information is also available to you without charge upon your request by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562 Attention: Investor Relations Telephone: 608-278-6141 Email: david.prichard@spectrumbrands.com or	HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 Attention: Investor Relations Telephone: (212) 906-8560 Email: Investorrelations@HRGGroup.com or

1407 Broadway, 27th Floor New York, New York 10018 Telephone: (212) 929-5500 or Toll-Free (800) 322-2885 Email: proxy@mackenziepartners.com	1290 Avenue of the Americas, 9th Floor New York, New York 10104 Shareholders, Banks and Brokers Telephone: (781) 575-2137 or Toll-Free (888) 680-1529 Email: HRGGroup@Georgeson.com

Investors may also consult the websites of Spectrum or HRG for more information concerning the Agreement and Plan of Merger, dated as of February 24, 2018, as amended, by and among Spectrum and HRG and the other transactions described in the accompanying joint proxy statement/prospectus. The website of Spectrum is www.spectrumbrands.com and the website of HRG is www.hrggroup.com. Information included on these websites is not incorporated by reference into the accompanying joint proxy statement/prospectus.

If you would like to request any documents, please do so by July 6, 2018, in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by HRG Group, Inc. (“HRG”) (File No. 333-224209), constitutes a prospectus of HRG under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of HRG, par value $0.01 per share (“HRG Common Stock”), to be issued to Spectrum stockholders pursuant to the Agreement and Plan of Merger, dated as of February 24, 2018 (the “Merger Agreement”), as amended by Amendment No. 1 to the Merger Agreement, dated as of June 8, 2018 (“Amendment No. 1”), by and among Spectrum Brands Holdings, Inc. (“Spectrum”), HRG, HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC. This document also constitutes a proxy statement of each of HRG and Spectrum under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise specified or the context otherwise requires, HRG has supplied all information contained or incorporated by reference herein relating to HRG, and Spectrum has supplied all information contained or incorporated by reference herein relating to Spectrum. HRG and Spectrum have both contributed to the information relating to the Merger Agreement and the transactions contemplated thereby contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the transactions contemplated by the Merger Agreement. HRG and Spectrum have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This joint proxy statement/prospectus is dated June 12, 2018, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to HRG or Spectrum stockholders nor the issuance by HRG of shares of HRG Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

i

ii

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	152
THE TRANSACTION AGREEMENTS	155
Description of the Merger Agreement	155
Description of the HRG Voting Agreement	180
Description of the Voting Agreements	181
Description of the Post-Closing Stockholder Agreement	183
Description of Letter Agreement	186
Description of the Post-Closing Registration Rights Agreement	186
Description of the Spectrum Rights Agreement	187
Description of the HRG Rights Agreement	187
SPECTRUM AND HRG UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	189
COMPARISON OF STOCKHOLDER RIGHTS	195
NO APPRAISAL OR DISSENTERS’ RIGHTS	205
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/ DIRECTORS OF HRG	206
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/ DIRECTORS OF SPECTRUM	208
LEGAL MATTERS	210
EXPERTS	210
SPECTRUM ANNUAL MEETING STOCKHOLDER PROPOSALS	211
HRG ANNUAL MEETING STOCKHOLDER PROPOSALS	212
HRG ANNUAL MEETING STOCKHOLDER PROPOSALS FOLLOWING THE MERGER	213
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	214
WHERE YOU CAN FIND MORE INFORMATION	216

ANNEXES
Annex A—Agreement and Plan of Merger, by and among HRG Group, Inc., HRG SPV Sub I, Inc., HRG SPV Sub II, LLC and Spectrum Brands Holdings, Inc.	A-1
Annex B—Amendment No. 1 to Agreement and Plan of Merger, by and among HRG Group, Inc., HRG SPV Sub I, Inc., HRG SPV Sub II, LLC and Spectrum Brands Holdings, Inc.	B-1
Annex C—Composite copy of Amended HRG Charter	C-1
Annex D—Opinion of Moelis & Company LLC	D-1
Annex E—Opinion of J.P. Morgan Securities LLC	E-1
Annex F—Shareholder Agreement by and between HRG Group, Inc. and Leucadia National Corporation	F-1
Annex G—Voting Agreement by and between Spectrum Brands Holdings, Inc. and HRG Group, Inc.	G-1
Annex H—Voting Agreement by and between HRG Group, Inc. and Leucadia National Corporation	H-1
Annex I—Voting Agreement by and between HRG Group, Inc. and CF Turul LLC	I-1
Annex J—Letter Agreement by and among HRG Group, Inc., Leucadia National Corporation and CF Turul LLC	J-1
Annex K—Rights Agreement by and between Spectrum Brands Holdings, Inc. and Computershare Trust Company, N.A.	K-1
Annex L—Rights Agreement by and between HRG Group, Inc. and American Stock Transfer & Trust Company, LLC	L-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are brief answers to certain questions that you may have regarding the Merger Agreement, the Merger, the amendment and restatement of the HRG Charter, the Spectrum Special Meeting, the HRG Special Meeting and the consideration to be received in the Merger. You are urged to read carefully this entire joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes and exhibits to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:	What is the proposed transaction?

A:	On February 24, 2018, HRG, HRG SPV Sub I, Inc. (“Merger Sub 1”), a direct wholly owned subsidiary of HRG, HRG SPV Sub II, LLC (“Merger Sub 2,” and together with Merger Sub 1, “Merger Sub”), and Spectrum entered into the Merger Agreement. The merger provided for in the Merger Agreement, will be implemented through several steps that will occur in immediate succession. Immediately prior to the consummation of the First Merger (as defined herein), HRG’s certificate of incorporation (the “HRG Charter”) will be amended and restated (the “Amended HRG Charter,” a copy of which (giving effect to Amendment No. 1) is attached as Annex C to this joint proxy statement/prospectus). As a result of this amendment and restatement, each of the issued and outstanding shares of HRG common stock, par value $0.01 per share (“HRG Common Stock”), will, by means of a reverse stock split (the “Reverse Stock Split”), be combined into a fraction of a share of HRG Common Stock equal to (i) the number of shares of common stock, par value $0.01 per share, of Spectrum (“Spectrum Common Stock”) held by HRG and its subsidiaries as of immediately prior to the effective time of the First Merger (the “Effective Time”), adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment, divided by (ii) as of immediately prior to the Reverse Stock Split, the number of outstanding shares of HRG Common Stock on a fully diluted basis (the “Share Combination Ratio”). As part of the amendment and restatement of the HRG Charter, HRG will change its name to “Spectrum Brands Holdings, Inc.” Shares of HRG Common Stock will continue to be listed on the NYSE and are expected to trade under the symbol “SPB” following the Merger. In connection with the Merger, Spectrum will also change its name.

At the Effective Time, Merger Sub 1 will merge with and into Spectrum, with Spectrum surviving as a wholly owned subsidiary of HRG (the “First Merger”). Unless the Second Merger Opt-Out Condition (as defined herein) is met, Spectrum will immediately thereafter merge with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving as a wholly owned subsidiary of HRG. The “Second Merger Opt-Out Condition” means either of HRG or Spectrum receiving a tax opinion to the effect that the First Merger will qualify as a tax-free reorganization if the Second Merger is not consummated. As used herein, the term “Merger” means the First Merger and, only if the Second Merger occurs, the Second Merger, collectively.

In the Merger, each share of Spectrum Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time) will be converted, subject to certain exceptions, into the right to receive one (the “Merger Exchange Ratio”) share of HRG Common Stock (such consideration referred to as the “Merger Consideration”). Notwithstanding the foregoing, no HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming a holder of more than 4.9% of Corporation Securities (as defined in Article XIII of the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a Spectrum stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter will instead be treated as “Excess Securities” (as defined in the Amended HRG Charter) and be delivered to one or more charitable organizations described in

Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder.

Spectrum will not have a controlling stockholder after the consummation of the Merger. Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG Common Stock, and a total of approximately 53,613,184 shares of HRG Common Stock are expected to be outstanding. Such ownership percentages and share amount are based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement. HRG Common Stock will continue to be registered and subject to reporting obligations under the Exchange Act following the consummation of the Merger.

On June 8, 2018, Spectrum, HRG and Merger Sub entered into Amendment No. 1 to the Merger Agreement, which made certain modifications to the form of the Amended HRG Charter to (i) give effect to the resignation of Andreas Rouvé as a member of the Spectrum board of directors, and (ii) make certain clarifying changes in connection with the preapprovals granted to certain large institutional advisors from the transfer restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter, as discussed under “The Merger—Interests of HRG’s Directors and Offices in the Merger—Rights of Certain Stockholders” and “—What will happen if a person would become a holder of more than 4.9% of the HRG securities as a result of the Merger?” and as described in HRG’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018 and Spectrum’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018.

Q:	Why are Spectrum and HRG proposing the Merger?

A:	The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the recommendation of the Spectrum Special Committee (as defined below), and the HRG board of directors each believe that the proposed Merger will provide a number of significant strategic benefits and opportunities that will be in the best interests of the Spectrum stockholders and the HRG stockholders, respectively. To review the reasons for the proposed Merger in greater detail, see “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors” beginning on page 110 and “The Merger—HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors” beginning on page 117.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Each of Spectrum and HRG is sending these materials to its respective stockholders to help them decide how to vote their shares of Spectrum Common Stock or HRG Common Stock, as the case may be, with respect to the matters to be considered at a special meeting of stockholders of Spectrum (the “Spectrum Special Meeting”) and at a special meeting of stockholders of HRG (the “HRG Special Meeting”), respectively.

Consummation of the Merger requires the affirmative votes by both Spectrum and HRG stockholders as described below in the sections entitled “The Spectrum Special Meeting” beginning on page 58, “The HRG Special Meeting” beginning on page 72 and “The Merger” beginning on page 83. To obtain these required approvals, Spectrum will hold the Spectrum Special Meeting to ask its stockholders to adopt the Merger Agreement (the “Spectrum Merger Proposal”), and HRG will hold the HRG Special Meeting to ask its stockholders to approve the issuance of HRG Common Stock to the Spectrum stockholders in connection with the Merger and the amendment and restatement of the HRG Charter (the “HRG Required Proposals”).

Further information about the Spectrum Special Meeting, the HRG Special Meeting and the Merger is contained in the sections entitled “The Spectrum Special Meeting” beginning on page 58, “The HRG Special Meeting” beginning on page 72 and “The Merger” beginning on page 83. This joint proxy statement/prospectus constitutes both a joint proxy statement of Spectrum and HRG and a prospectus of HRG. It is a joint proxy statement because the Spectrum board of directors is soliciting proxies from its stockholders, and the HRG board of directors is soliciting proxies from its stockholders, using this joint proxy statement/prospectus. It is a prospectus because HRG, in connection with the Merger Agreement, is offering HRG Common Stock in exchange for the outstanding shares of Spectrum Common Stock.

The enclosed proxy materials allow you to submit a proxy by telephone or over the Internet without attending your respective company’s special meeting in person.

Your vote is very important. You are encouraged to submit your proxy by telephone or over the Internet as soon as possible, even if you plan to attend the Spectrum Special Meeting or the HRG Special Meeting in person.

Q:	What will HRG stockholders receive in the Reverse Stock Split and/or the Merger?

A:	Immediately prior to the First Merger, each outstanding share of HRG Common Stock will be combined by means of the Reverse Stock Split into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio. No holder of HRG Common Stock will be issued fractional shares in the Reverse Stock Split. Each holder of shares of HRG Common Stock subject to the Reverse Stock Split who would otherwise have been entitled to receive a fraction of a share of HRG Common Stock (after aggregating all fractional shares held by such holder after giving effect to the Reverse Stock Split) will receive cash in an amount equal to the proceeds of the sale of such fractional share. Other than the HRG Common Stock and cash in lieu of fractional shares of HRG Common Stock received in the Reverse Stock Split, HRG stockholders will not receive any additional consideration in the Reverse Stock Split and/or the Merger.

Q:	What will Spectrum stockholders receive in the Reverse Stock Split and/or the Merger?

A:	In the Merger, each share of Spectrum Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time) will be converted into the right to receive one share of HRG Common Stock. The Reverse Stock Split does not apply to shares of Spectrum Common Stock.

Q:	What are the reasons for, consequences of and risks related to the Reverse Stock Split?

A:	The Reverse Stock Split will function to combine the outstanding shares of HRG Common Stock into fractions of a share equal to the Share Combination Ratio, after which new shares will be issued pursuant to the First Merger to holders of Spectrum Common Stock.

The Reverse Stock Split will apply to all outstanding shares of HRG Common Stock. For a discussion of the mechanics of the Reverse Stock Split, see “—Q: Am I required to send in my HRG stock certificates now?” For a discussion of the Reverse Stock Split’s effect on HRG options, warrants and restricted stock, see “The Transaction Agreements—Description of the Merger Agreement—Treatment of HRG Equity Awards.”

The number of shares of HRG Common Stock held by the current holders of HRG Common Stock following the Reverse Stock Split and the Merger will depend on the Share Combination Ratio, which will be determined by, among other things, the number of shares of Spectrum Common Stock held by HRG and its subsidiaries immediately prior to the Effective Time, the number of shares of HRG Common Stock outstanding on a fully-diluted basis, the net indebtedness and transaction expenses of HRG at closing and the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date of the Merger. For additional discussion of the consequences of the Reverse Stock Split, see “—Q: What happens if the trading price of Spectrum Common Stock or HRG Common Stock changes before the closing of the Merger?” and “The Merger—Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split.”

For a discussion of certain U.S. income tax consequences of the Reverse Stock Split, see “—Q: What are the material U.S. federal income tax consequences of the Reverse Stock Split and the Merger to U.S. Holders of HRG Common Stock?” and “Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Shares of HRG Common Stock.”

Q:	What will happen if a person would become a holder of more than 4.9% of the HRG securities as a result of the Merger?

A:	No HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming, a holder of more than 4.9% of Corporation Securities (as defined in the Amended HRG Charter). Any HRG Common Stock that would be issuable to a Spectrum stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter will instead be treated as “Excess Securities” (as defined in the Amended HRG Charter) and be delivered to one or more charitable organizations described in Section 501(c)(3) of the Code or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder. CF Turul LLC, an affiliate of Fortress Investment Group LLC (“Fortress”), which held approximately 16% of the issued and outstanding shares of HRG Common Stock as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, Leucadia National Corporation (“Leucadia”), which held approximately 23% of the issued and outstanding shares of HRG Common Stock as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, will be exempted from certain restrictions on ownership in the Amended HRG Charter, and may hold more than 4.9% of Corporation Securities, as discussed under “The Merger—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders.”

Additionally, the HRG board of directors has granted prospective preapprovals to certain large institutional advisors (each, together with its direct and indirect subsidiaries and other affiliates that manage assets for investment advisory clients, a “Fund Advisor”) deeming that, subject to the accuracy of certain representations, each of the Fund Advisors and certain of the funds, collective trusts and other pooled investment vehicles, or other clients for whom such Fund Advisor manages assets (the “Underlying Funds” and, a Fund Advisor together with its Underlying Funds, a “Fund Family”) will be exempted from these restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter in certain circumstances where ownership by the Underlying Funds would not substantially impair the current ability of HRG to utilize certain net operating loss carryforwards and other tax benefits of HRG and its subsidiaries, as discussed under “The Merger—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders.”

Q:	When will the Merger be consummated?

A:	The Merger is expected to be consummated in July 2018. However, neither Spectrum nor HRG can predict the actual date on which the Merger will be consummated, or whether it will be consummated, because the Merger is subject to factors beyond each company’s control. See “The Transaction Agreements—Description of the Merger Agreement—Conditions to Completion of the Merger.”

Q:	What are the conditions to the consummation of the Merger?

A:	In addition to approval of the Spectrum Merger Proposal by Spectrum stockholders and approval of the HRG Required Proposals by HRG stockholders, consummation of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of a number of other conditions. See “The Transaction Agreements—Description of the Merger Agreement—Conditions to Completion of the Merger.”

Q:	What effect will the Merger have on Spectrum and HRG?

A:	Spectrum will not have a controlling stockholder after the consummation of the Merger. At the Effective Time, Merger Sub 1 will merge with and into Spectrum, with Spectrum surviving as a wholly owned subsidiary of HRG. Immediately following the effectiveness of the First Merger, but only if the Second Merger Opt-Out Condition has not occurred, Spectrum will merge with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of HRG. Following the consummation of the Merger, Spectrum Common Stock will no longer be listed on the NYSE or any other stock exchange or quotation system, and Spectrum will cease to be a publicly traded company.

HRG Common Stock will continue to be registered and subject to reporting obligations under the Exchange Act following the consummation of the Merger. As part of the HRG Charter Amendment, HRG will change its name to “Spectrum Brands Holdings, Inc.” In connection with the Merger, Spectrum will also change its name. Shares of HRG Common Stock will continue to be listed on the NYSE and are expected to trade under the symbol “SPB” following the Merger.

Q:	Who will serve as the directors and senior officers of HRG following the Merger?

A:	At the Effective Time, the HRG board of directors will consist of (i) Kenneth C. Ambrecht, Norman S. Matthews, David M. Maura, Terry L. Polistina, Hugh R. Rovit and Joseph S. Steinberg, all current directors of Spectrum (or if any such person is unable or unwilling to serve as a member of the HRG board of directors at the Effective Time as a result of illness, death, resignation, removal or any other reason, then such person’s successor prior to the Merger) and (ii) an individual designated by Leucadia who satisfies the independent designee requirements described in the section entitled “The Transaction Agreements—Description of the Merger Agreement—Post-Closing Governance.” At the time the Merger Agreement was executed, it was contemplated that Andreas Rouvé, who at such time was the Chief Executive Officer and a member of the board of directors of Spectrum, would become a member of the HRG board of directors at the Effective Time. On April 25, 2018, Mr. Rouvé resigned as Chief Executive Officer of Spectrum and from the Spectrum board of directors. Accordingly, Mr. Rouvé will not become a member of the HRG board of directors at the Effective Time.

At the Effective Time, the officers of Spectrum immediately prior to the Effective Time will become the officers of HRG (or if any such individual is unwilling or unable to so serve as an officer of HRG following the Effective Time, a replacement designated by Spectrum). The executive team of HRG following the Effective Time will be led by David M. Maura (Executive Chairman and Chief Executive Officer), Douglas L. Martin (Executive Vice President and Chief Financial Officer), Nathan E. Fagre (Senior Vice President, General Counsel and Secretary) and Stacey L. Neu (Senior Vice President of Human Resources).

Q:	Who is entitled to vote?

A:	Spectrum: The Spectrum board of directors has fixed the close of business on May 17, 2018 as the record date for the Spectrum Special Meeting (the “Spectrum Record Date”). If you were a holder of record of Spectrum Common Stock as of the close of business on May 17, 2018, you are entitled to receive notice of and to vote at the Spectrum Special Meeting and any adjournments thereof.

HRG: The HRG board of directors has fixed the close of business on May 17, 2018 as the record date for the HRG Special Meeting (the “HRG Record Date”). If you were a holder of record of HRG Common Stock as of the close of business on May 17, 2018, you are entitled to receive notice of and to vote at the HRG Special Meeting and any adjournments thereof.

Q:	What are Spectrum stockholders being asked to vote on?

A:	At the Spectrum Special Meeting, Spectrum stockholders will be asked to approve the following items (collectively, the “Spectrum Proposals”):

1.	the proposal to adopt the Merger Agreement (the “Spectrum Merger Proposal”);

2.	the proposal to approve the adjournment of the Spectrum Special Meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Spectrum Merger Proposal (the “Spectrum Adjournment Proposal”); and

3.	six separate proposals to approve, on a non-binding, advisory basis, the amendment of the HRG certificate of incorporation (the “Spectrum Advisory HRG Charter Amendment Proposals”), including:

•	a proposal to subject HRG to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) (the “Spectrum Advisory HRG Section 203 Proposal”);

•	a proposal to cause each outstanding share of HRG Common Stock to, by means of a reverse stock split, be combined into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio (the “Spectrum Advisory HRG Reverse Stock Split Proposal”) (See “The Merger—Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split” and “The Transaction Agreements—Description of the Merger Agreement” for further information on the calculation of the Share Combination Ratio);

•	a proposal to decrease the number of authorized shares of HRG Common Stock from 500 million to 200 million (the “Spectrum Advisory HRG Common Stock Proposal”);

•	a proposal to increase the number of authorized shares of HRG preferred stock from 10 million to 100 million (the “Spectrum Advisory HRG Preferred Stock Proposal”);

•	a proposal to amend the Internal Revenue Code Section 382 transfer provisions (the “Spectrum Advisory HRG Section 382 Proposal”); and

•	a proposal to make other amendments related or incidental to the foregoing (the “Spectrum Advisory HRG Additional Charter Amendments Proposal”).

Approval of the Spectrum Merger Proposal is required for consummation of the Merger. Neither the approval of the Spectrum Adjournment Proposal nor the approval of any of the Spectrum Advisory HRG Charter Amendment Proposals is required for consummation of the Merger.

No other matters are intended to be brought before the Spectrum Special Meeting by Spectrum.

Q:	What vote is required to approve each proposal at the Spectrum Special Meeting?

A:	At the Spectrum Special Meeting, the following votes are required to approve each proposal:

1.	Spectrum Merger Proposal: Approval of the Spectrum Merger Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum Common Stock, (ii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum, and (iii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Certificate of Incorporation of Spectrum (referred to as the “Spectrum Certificate of Incorporation”) (items (ii) and (iii), collectively the “Spectrum Unaffiliated Approvals”). For the Spectrum Merger Proposal, an abstention, failure to vote or broker non-vote will have the same effect as a vote cast “AGAINST” this proposal.

2.	Spectrum Adjournment Proposal: Approval of the Spectrum Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum Common Stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, regardless of whether a quorum is present. For the Spectrum Adjournment Proposal, an abstention will have the same effect as a vote cast “AGAINST” this proposal. A failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal.

3.	Spectrum Advisory HRG Charter Amendment Proposals: Approval of each of the non-binding Spectrum Advisory HRG Charter Amendment Proposals requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum Common Stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, assuming a quorum is present. For the Spectrum Advisory HRG Charter Amendment Proposals, an abstention will have the same effect as a vote cast “AGAINST” these proposals. A failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” these proposals.

Q:	How does the Spectrum board of directors recommend Spectrum stockholders vote?

A:	The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, has determined that the Merger Agreement, all agreements and documents related to and contemplated by the Merger Agreement (the “Related Agreements”), the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its stockholders, and has authorized, approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby. The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends that the Spectrum stockholders vote their shares of Spectrum Common Stock:

1.	“FOR” the Spectrum Merger Proposal;

2.	“FOR” the Spectrum Adjournment Proposal; and

3.	“FOR” each of the Spectrum Advisory HRG Charter Amendment Proposals.

Q:	Are there any risks about the Merger or HRG’s business that Spectrum stockholders should consider in deciding whether to vote on the Spectrum Proposals?

A:	Yes. Before making any decision on whether and how to vote, Spectrum stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors” beginning on page 47 of this joint proxy statement/prospectus. Spectrum stockholders should also read and carefully consider the risk factors of Spectrum and HRG and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	Do any of Spectrum’s directors or executive officers have interests in the Merger that may be different from, or in addition to, those of Spectrum stockholders?

A:	Yes. Spectrum’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Spectrum stockholders. See “The Merger—Interests of Spectrum’s Directors and Officers in the Merger.” The members of the Spectrum Special Committee and the Spectrum board of directors were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that the Spectrum stockholders approve the Spectrum Proposals.

Q:	What are HRG stockholders being asked to vote on?

A:	At the HRG Special Meeting, HRG stockholders will be asked to approve the following items (collectively, the “HRG Proposals”):

1.	Six separate proposals to amend the HRG Charter (collectively, the “HRG Charter Amendment Proposals”), including:

•	a proposal to amend the HRG Charter such that each outstanding share of HRG Common Stock will, by means of a reverse stock split, be combined into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio (the “HRG Reverse Stock Split Proposal”);

•	a proposal to amend the HRG Charter such that HRG is subject to Section 203 of the DGCL (the “HRG Section 203 Proposal”);

•	a proposal to amend the HRG Charter to decrease the number of authorized shares of HRG Common Stock from 500 million to 200 million (the “HRG Common Stock Proposal”);

•	a proposal to amend the HRG Charter to increase the number of authorized shares of HRG preferred stock from 10 million to 100 million (the “HRG Preferred Stock Proposal”);

•	a proposal to amend the HRG Charter’s Section 382 transfer provisions (the “HRG Section 382 Proposal”); and

•	a proposal to make other additional amendments to the HRG Charter (the “HRG Additional Charter Amendments Proposal”);

2.	a proposal to approve the issuance of shares of HRG Common Stock in connection with the Merger Agreement, the Merger and other transactions contemplated thereby (the “HRG Share Issuance Proposal”);

3.	a proposal to approve the adjournment of the HRG Special Meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the HRG Charter Amendment Proposals or the HRG Share Issuance Proposal (the “HRG Adjournment Proposal”); and

4.	a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to HRG’s named executive officers that is based on or otherwise relates to the merger contemplated by the Merger Agreement (the “HRG Advisory Compensation Proposal”).

Q:	What vote is required to approve each proposal at the HRG Special Meeting?

A:	At the HRG Special Meeting, the following votes are required to approve each proposal:

1.	HRG Charter Amendment Proposals: Approval of each of the HRG Charter Amendment Proposals requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. For each HRG Charter Amendment Proposal, an abstention, failure to vote or broker non-vote will have the same effect as a vote cast “AGAINST” such proposal.

2.	HRG Share Issuance Proposal: Approval of the HRG Share Issuance Proposal requires the affirmative vote of the holders of a majority of all votes cast by HRG stockholders present in person or by proxy and entitled to vote at the HRG Special Meeting, assuming a quorum is present. Approval of the HRG Share Issuance Proposal is required for approval of the shares of HRG Common Stock to be issued to Spectrum stockholders in the Merger for listing on the NYSE. Under NYSE rules, an abstention will be counted as a “vote cast.” Therefore, for the HRG Share Issuance Proposal, an abstention will have the same effect as a vote cast “AGAINST” this proposal. A failure to vote or broker non-vote will not be counted as a vote in favor of or against this proposal.

3.	HRG Adjournment Proposal: Approval of the HRG Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of HRG Common Stock which are present in person or by proxy and entitled to vote on such proposal. For the HRG Adjournment Proposal, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” this proposal.

4.	HRG Advisory Compensation Proposal: Approval of the non-binding HRG Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of HRG Common Stock which are present in person or by proxy and entitled to vote on such proposal, assuming a quorum is present. For the HRG Advisory Compensation Proposal, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to vote or broker non-vote will not be counted as a vote “FOR” or “AGAINST” such proposal.

Q:	How does the HRG board of directors recommend HRG stockholders vote?

A:	The HRG board of directors has approved the Merger Agreement and determined that the Merger Agreement and the Merger are advisable and in the best interests of HRG and its stockholders. The HRG board of directors recommends that the HRG stockholders vote their shares of HRG Common Stock:

1.	“FOR” the HRG Reverse Stock Split Proposal;

2.	“FOR” the HRG Section 203 Proposal;

3.	“FOR” the HRG Common Stock Proposal;

4.	“FOR” the HRG Preferred Stock Proposal;

5.	“FOR” the HRG Section 382 Proposal;

6.	“FOR” the HRG Additional Charter Amendments Proposal;

7.	“FOR” the HRG Share Issuance Proposal;

8.	“FOR” the HRG Adjournment Proposal; and

9.	“FOR” the HRG Advisory Compensation Proposal.

Q:	Are there any risks about the Merger or Spectrum’s business that HRG stockholders should consider in deciding whether to vote on the HRG Proposals?

A:	Yes. Before making any decision on whether and how to vote, HRG stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors” beginning on page 47 of this joint proxy statement/prospectus. HRG stockholders should also read and carefully consider the risk factors of Spectrum and HRG and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	Do any of HRG’s directors or executive officers have interests in the Merger that may be different from, or in addition to, those of HRG stockholders?

A:	Yes. HRG’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of HRG stockholders. See “The Merger—Interests of HRG’s Directors and Officers in the Merger.” The members of the HRG board of directors were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that the HRG stockholders approve the HRG Proposals.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instruction card for your shares of Spectrum Common Stock or HRG

Common Stock, as applicable, as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by your bank, broker or other nominee if your shares are held in “street name” through your bank, broker or other nominee.

Q:	How do I vote?

A:	If you are a stockholder of record of Spectrum as of the Spectrum Record Date, or a stockholder of record of HRG as of the HRG Record Date, you may submit your proxy before your respective company’s special meeting in one of the following ways:

1.	visit the website shown on your proxy card to submit your proxy via the Internet;

2.	call the toll-free number for telephone proxy submission shown on your proxy card; or

3.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Please follow the voting instructions provided by your bank, broker or other nominee. “Street name” stockholders who wish to vote in person at the meeting will need to obtain a “legal proxy” from their bank, broker or other nominee.

You may also cast your vote in person at your respective company’s special meeting. Please bring proper identification, together with proof that you are a record owner of Spectrum Common Stock or HRG Common Stock. If your shares are held in “street name,” please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Spectrum Common Stock or HRG Common Stock, as applicable, on the applicable record date to be admitted to the meeting, and you must obtain a legal proxy from the bank, broker or other nominee to vote at the meeting.

Q:	How many votes do I have?

A:	Spectrum: You are entitled to one vote on each of the Spectrum Proposals for each share of Spectrum Common Stock that you owned as of the close of business on the Spectrum Record Date. As of the close of business on the Spectrum Record Date, 55,358,038 shares of Spectrum Common Stock were outstanding and entitled to vote at the Spectrum Special Meeting.

HRG: You are entitled to one vote on each of the HRG Proposals for each share of HRG Common Stock that you owned as of the close of business on the HRG Record Date. As of the close of business on the HRG Record Date, 203,153,237 shares of HRG Common Stock were outstanding and entitled to vote at the HRG Special Meeting.

Q:	Are any Spectrum stockholders already committed to vote in favor of the Spectrum Merger Proposal? Are any HRG stockholders already committed to vote in favor of the HRG Required Proposals?

A:	Spectrum: Yes. HRG, which held approximately 62% of the issued and outstanding shares of Spectrum Common Stock as of the Spectrum Record Date, entered into an agreement with Spectrum (the “HRG Voting Agreement”), pursuant to which HRG has agreed to vote all of its shares of Spectrum Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, in each case subject to the terms and conditions set forth therein. However, HRG’s shares of Spectrum Common Stock will not be counted for the purposes of the Spectrum Unaffiliated Approvals, so your vote is very important. The HRG Voting Agreement is included as Annex G to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

HRG: Yes. Leucadia, which held approximately 23% of the issued and outstanding shares of HRG Common Stock as of the HRG Record Date, has entered into a voting agreement with HRG (the “Leucadia Voting Agreement”), pursuant to which Leucadia has agreed to vote its shares of HRG Common Stock in favor of the HRG Required Proposals, in each case subject to the terms and conditions set forth therein. In addition, Fortress, which held approximately 16% of the issued and outstanding shares of HRG Common Stock as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, has entered into a voting agreement with HRG (the “Fortress Voting Agreement” and together with the Leucadia Voting Agreement, the “Voting Agreements”), pursuant to which Fortress has agreed to vote its shares of HRG Common Stock in favor of the HRG Required Proposals in each case subject to the terms and conditions set forth therein. The Leucadia Voting Agreement and the Fortress Voting Agreement are included as Annexes H and I, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference into this joint proxy statement/prospectus.

Q:	What if I sell my Spectrum Common Stock before the Spectrum Special Meeting, or I sell my HRG Common Stock before the HRG Special Meeting?

A:	Spectrum: If you transfer your shares of Spectrum Common Stock after the Spectrum Record Date but before the Spectrum Special Meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Spectrum Special Meeting, but will have transferred the right to receive the Merger Consideration, as further described herein. In order to receive HRG Common Stock as a result of the Merger, you must hold your shares of Spectrum Common Stock through the Effective Time.

HRG: If you transfer your shares of HRG Common Stock after the HRG Record Date but before the HRG Special Meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the HRG Special Meeting, but will have transferred the right to receive a fraction of a share of HRG Common Stock (and any proceeds of the sale of fractional shares), as further described herein, for each share of HRG Common Stock pursuant to the Merger Agreement. In order to receive HRG Common Stock in connection with the Merger, you must hold your shares of HRG Common Stock through the time of the Reverse Stock Split (the “Reverse Split Time”).

Q:	Should I send in my Spectrum stock certificates now?

A:	No. To the extent Spectrum stockholders have certificated shares, such Spectrum stockholders should keep their existing stock certificates at this time. After the Merger is consummated, Spectrum stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates or book-entry shares for shares of HRG Common Stock.

HRG will not issue stock certificates in respect of any shares of HRG Common Stock, except as required by law. Spectrum stockholders who are entitled to receive the Merger Consideration will receive shares of HRG Common Stock in book-entry form.

Q:	Am I required to send in my HRG stock certificates now?

A:	No. To the extent HRG stockholders have certificated shares, such HRG stockholders should keep their existing stock certificates at this time. After the Reverse Stock Split is consummated, HRG stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates or book-entry shares.

HRG will not issue stock certificates in respect of shares of HRG Common Stock, except as required by law. HRG stockholders who are entitled to receive new shares as a result of the Reverse Stock Split will receive shares of HRG Common Stock in book-entry form.

Q:	When and where are the Spectrum Special Meeting and the HRG Special Meeting?

A:	Spectrum: The Spectrum Special Meeting will be held at Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 9:30 AM (local time), on July 13, 2018.

HRG: The HRG Special Meeting will be held at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, at 9:30 AM (local time), on July 13, 2018.

Q:	What constitutes a quorum?

A:	Spectrum: The presence in person or by proxy of the holders of a majority of Spectrum Common Stock entitled to vote is necessary to constitute a quorum at the Spectrum Special Meeting. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum.

HRG: The presence in person or by proxy of the holders of shares of HRG Common Stock representing a majority of the voting power of all issued and outstanding shares of HRG Common Stock and entitled to vote at the HRG Special Meeting is necessary to constitute a quorum at the HRG Special Meeting. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum.

Q:	If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	If your shares of Spectrum Common Stock or HRG Common Stock are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide your bank, broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Spectrum or HRG or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. It is expected that all proposals to be voted on at the Spectrum Special Meeting and the HRG Special Meeting will be “non-routine” matters. Banks, brokers and other nominees do not have discretionary voting power with respect to the approval of matters determined to be non-routine without specific instructions from the beneficial owner. If a stockholder meeting consists of a mix of “routine” and non-routine matters, the banks, brokers or other nominees may exercise voting discretion over the routine matters and must refrain from voting on the non-routine matters, which are known as “broker non-votes.” When a special meeting is comprised of only non-routine matters and no proposal is considered routine, banks, brokers or other nominees, absent specific instructions from the beneficial owner, have no voting power over any matters and therefore no broker non-votes will result. Because all proposals at the Spectrum Special Meeting and the HRG Special Meeting will be considered non-routine, we do not expect to receive any broker non-votes.

If you are a Spectrum stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Spectrum Merger Proposal, which will have the same effect as a vote “AGAINST” this proposal;

•	your bank, broker or other nominee may not vote your shares on the Spectrum Adjournment Proposal or the Spectrum Advisory HRG Charter Amendment Proposals, which will not count as a vote “FOR” or “AGAINST” any of these proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

If you are an HRG stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the HRG Charter Amendment Proposals, which will have the same effect as a vote “AGAINST” these proposals;

•	your bank, broker or other nominee may not vote your shares on the HRG Share Issuance Proposal, the HRG Adjournment Proposal or the HRG Advisory Compensation Proposal, which will not count as a vote “FOR” or “AGAINST” any of these proposals; and

•	your shares will not be counted towards determining whether a quorum is present.

Q:	What if I do not vote?

A:	If you are a Spectrum stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the Spectrum Merger Proposal, or if you respond with an “abstain” vote on the Spectrum Merger Proposal, this will have the same effect as a vote cast “AGAINST” the Spectrum Merger Proposal.

If you are a Spectrum stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the Spectrum Adjournment Proposal or the Spectrum Advisory HRG Charter Amendment Proposals, this will not count as a vote cast “FOR” or “AGAINST” the Spectrum Proposals. If you respond with an “abstain” vote on the Spectrum Adjournment Proposal or the Spectrum Advisory HRG Charter Amendment Proposals, this will have the same effect as a vote cast “AGAINST” these Proposals.

If you fail to vote, fail to submit a proxy or fail to properly instruct your bank, broker or other nominee how to vote with respect to any of the Spectrum Proposals, your shares will not count towards determining whether a quorum is present. However, if you respond with an “abstain” vote on any of the Spectrum Proposals, or vote on one or more of the Spectrum Proposals, your shares will count towards determining whether a quorum is present.

If you are an HRG stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the HRG Charter Amendment Proposals, or if you respond with an “abstain” vote on the HRG Charter Amendment Proposals, this will have the same effect as a vote cast “AGAINST” the HRG Charter Amendment Proposals.

If you are an HRG stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the HRG Share Issuance Proposal, this will not count as a vote cast “FOR” or “AGAINST” such proposal. However, if you respond with an “abstain” vote on the Share Issuance Proposal, which is required for approval of the shares of HRG Common Stock to be issued to Spectrum stockholders in the Merger for listing on the NYSE, this will have the same effect as a vote cast “AGAINST” such proposal because the NYSE does not follow Delaware law that an abstention is not a vote cast and instead considers an abstention to be a vote cast.

If you are an HRG stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the HRG Adjournment Proposal or the HRG Advisory Compensation Proposal, this will not count as a vote cast “FOR” or “AGAINST” such proposals. If you respond with an “abstain” vote on the HRG Adjournment Proposal or the HRG Advisory Compensation Proposal, this will have the same effect as a vote cast “AGAINST” such proposals.

If you fail to vote, fail to submit a proxy or fail to properly instruct your bank, broker or other nominee how to vote with respect to any of the HRG Proposals, your shares will not count towards determining whether a quorum is present. However, if you respond with an “abstain” vote on any of the HRG Proposals, or vote on one or more of the HRG Proposals, your shares will count towards determining whether a quorum is present.

An abstention occurs when a stockholder attends the applicable meeting in person and does not vote or returns a proxy or voting instruction card with an “abstain” vote.

Please note that if you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal (and you do not change your vote after delivering your proxy or voting instruction card), the shares of Spectrum Common Stock represented by your proxy will be voted “FOR” each Spectrum Proposal in accordance with the recommendation of the Spectrum board of directors, or the shares of HRG Common Stock represented by your proxy will be voted “FOR” each HRG Proposal in accordance with the recommendation of the HRG board of directors. See the Q&A below entitled “May I change my vote after I have delivered my proxy or voting instruction card?” for further information on how to change your vote.

Your vote is very important. Whether or not you plan to attend the Spectrum Special Meeting or the HRG Special Meeting, as applicable, please promptly complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Spectrum: As a Spectrum stockholder, you may change your vote or revoke a proxy at any time before your proxy is exercised at the Spectrum Special Meeting. If you are a Spectrum stockholder of record, you can do this by:

•	sending a written notice of revocation stating that you would like to revoke your proxy, to:

Senior Vice President, General Counsel and Secretary

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, Wisconsin 53562

•	submitting a new proxy bearing a later date (by Internet, telephone or mail); or

•	attending the Spectrum Special Meeting and voting in person.

Attending the Spectrum Special Meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Spectrum Special Meeting, you must vote by ballot at such meeting to change your vote.

If you are a Spectrum stockholder whose shares are held in “street name” by a bank, broker or other nominee, you may revoke your proxy and vote your shares in person at the Spectrum Special Meeting only in accordance with applicable rules and procedures as employed by such bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

HRG: As an HRG stockholder, you may change your vote or revoke a proxy at any time before your proxy is voted at the HRG Special Meeting. If you are an HRG stockholder of record, you can do this by:

•	sending a written notice of revocation that is received by HRG prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the HRG Special Meeting, stating that you would like to revoke your proxy, to:

Ehsan Zargar

Executive Vice President, Chief Operating Officer and General Counsel

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, New York 10022

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by HRG prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the HRG Special Meeting; or

•	attending the HRG Special Meeting and voting in person.

Attending the HRG Special Meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the HRG Special Meeting, you must vote by ballot at such meeting to change your vote.

If you are an HRG stockholder whose shares are held in “street name” by a bank, broker or other nominee, you may revoke your proxy and vote your shares in person at the HRG Special Meeting only in accordance with applicable rules and procedures as employed by such bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	Spectrum and HRG stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Spectrum Common Stock or HRG Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Spectrum Common Stock or HRG Common Stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of shares of both Spectrum Common Stock and HRG Common Stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Therefore, if you are a record holder, please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Spectrum Common Stock and/or every share of HRG Common Stock that you own.

Q:	What is householding and how does it affect me?

A:	The Securities and Exchange Commission (the “SEC”) permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card.

If you hold your shares of Spectrum Common Stock or HRG Common Stock in “street name,” your bank, broker or other nominee may have instituted householding. If your household has multiple accounts holding Spectrum Common Stock or HRG Common Stock, you may have already received householding notification from your bank, broker or other nominee. Please contact your bank, broker or other nominee directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies. Not all banks, brokers or other nominees may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your bank, broker or other nominee directly.

Q:	Where can I find the voting results of the Spectrum Special Meeting and the HRG Special Meeting?

A:	Preliminary voting results are expected to be announced at the Spectrum Special Meeting and the HRG Special Meeting and may be set forth in a press release of Spectrum or HRG after the Spectrum Special Meeting and the HRG Special Meeting, respectively. Final voting results for the Spectrum Special Meeting and the HRG Special Meeting are expected to be published in Current Reports on Form 8-K to be filed by Spectrum and HRG with the SEC within four business days after the Spectrum Special Meeting and the HRG Special Meeting, as applicable.

Q:	Are Spectrum stockholders entitled to appraisal rights?

A:	No. Spectrum stockholders will not be entitled to exercise any appraisal rights under Delaware law in connection with the Merger.

Q:	Are HRG stockholders entitled to appraisal rights?

A:	No. HRG stockholders will not be entitled to exercise any appraisal rights under Delaware law in connection with the Merger, including the Reverse Stock Split.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. Holders of Spectrum Common Stock?

A:	Spectrum and HRG intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to both parties’ obligations to complete the Merger that either Spectrum or HRG (or both) receive an opinion from nationally recognized tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein (including those set forth in “Material U.S. Federal Income Tax Consequences”) and in the federal income tax opinion filed herewith, it is the opinion of Kirkland & Ellis LLP (“Kirkland”) that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is the opinion of Kirkland that, for U.S. federal income tax purposes, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Spectrum Common Stock will not recognize any gain or loss upon the exchange of Spectrum Common Stock for HRG Common Stock in the Merger.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete description of the material U.S. federal income tax consequences of the Merger. The tax consequences to you of the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Merger.

Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split and the Merger to U.S. Holders of HRG Common Stock?

A:	Assuming the Reverse Stock Split is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein (including those set forth in “Material U.S. Federal Income Tax Consequences”) and in the federal income tax opinion filed herewith, it is the opinion of Davis Polk & Wardwell LLP (“Davis Polk”) that, for U.S. federal income tax purposes, a U.S. Holder of HRG Common Stock will not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional HRG share. A U.S. Holder’s aggregate tax basis in the HRG Common Stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the HRG Common Stock surrendered (excluding any portion of such basis that is allocated to a fractional share of HRG Common Stock), and such U.S. Holder’s holding period in the HRG Common Stock received will include the holding period in the HRG Common Stock surrendered. A U.S. Holder of HRG Common Stock that receives cash in lieu of a fractional HRG share pursuant to the Reverse Stock Split will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the HRG Common Stock surrendered that is allocated to such fractional HRG share. The Merger, which will occur immediately following the Reverse Stock Split, will have no U.S. federal income tax consequences to a U.S. Holder of HRG Common Stock (other than a U.S. Holder that receives HRG Common Stock pursuant to the Merger Agreement, as described in the section entitled “Material U.S. Federal Income Tax Consequences” and the below Q&A).

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split and the Merger. The tax consequences to you of the Reverse Stock Split and the Merger will depend on your particular facts and circumstances. Please consult your own tax advisors as to the specific tax consequences to you of the Reverse Stock Split and the Merger.

Q:	What happens if the trading price of Spectrum Common Stock or HRG Common Stock changes before the closing of the Merger?

A:	Because the Share Combination Ratio is not fixed and will vary with market prices, among other things, the number of shares of HRG Common Stock to be received by holders of HRG Common Stock in the Reverse Stock Split, and therefore the portion and value of HRG following the Effective Time represented by shares of HRG Common Stock issued to Spectrum stockholders in the Merger, will change between now and the time the Merger is consummated.

The exact value of the shares of HRG Common Stock to be received by the current HRG stockholders and the current Spectrum stockholders will depend on, among other things, the trading prices of the Spectrum Common Stock and the HRG Common Stock immediately prior to the Effective Time, as discussed under “The Merger—Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split.”

Q:	What happens if the Merger is not consummated?

A:	If the Merger is not consummated, shares of HRG Common Stock will not be subject to the Reverse Stock Split and Spectrum stockholders will not receive the Merger Consideration in exchange for their shares of Spectrum Common Stock. Instead, HRG and Spectrum will remain separate public companies and the Spectrum Common Stock and the HRG Common Stock will continue to be listed and traded on the NYSE. In addition, Spectrum will continue to be HRG’s majority-owned subsidiary.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should, if you are a Spectrum stockholder, contact Spectrum’s proxy solicitation agent and, if you are an HRG stockholder, contact HRG’s proxy solicitation agent.

Spectrum stockholders should contact MacKenzie Partners, Inc., the proxy solicitation agent for Spectrum, by (i) mail at 1407 Broadway, 27th Floor, New York, New York 10018, (ii) email at proxy@mackenziepartners.com or (iii) telephone toll-free at (800) 322-2885.

HRG stockholders should contact Georgeson LLC, the proxy solicitation agent for HRG, by (i) mail at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, (ii) e-mail at HRGGroup@Georgeson.com or (iii) telephone at (781) 575-2137 or toll-free (888) 680-1529.

Q:	Where can I find more information about Spectrum and HRG?

A:	You can find more information about Spectrum and HRG from the various sources described under “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents referred to in this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information about Spectrum and HRG is also contained in the annexes and exhibits to, and the documents incorporated by reference into, this joint proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see “Where You Can Find More Information.” Certain items in this summary include a page reference directing you to a more complete description of that item.

Parties to the Transaction

Spectrum Brands Holdings, Inc.

Spectrum Brands Holdings, Inc. is a diversified global branded consumer products company. Spectrum manufactures, markets and/or distributes its products in approximately 160 countries in the North America; Europe, Middle East & Africa; Latin America and Asia-Pacific regions through a variety of trade channels, including retailers, wholesalers and distributors, original equipment manufacturers, construction companies and hearing aid professionals. Spectrum enjoys strong name recognition in its regions under its various brands and patented technologies across multiple product categories.

The principal executive offices of Spectrum are located at 3001 Deming Way, Middleton, Wisconsin 53562; its telephone number is (609) 275-3340; and its website is www.spectrumbrands.com. Information on this Internet web site is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Spectrum from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Incorporation of Certain Documents by Reference.”

HRG Group, Inc.

HRG is a holding company that conducts its operations principally through Spectrum, which is a majority-owned subsidiary of HRG.

The principal executive offices of HRG are located at 450 Park Avenue, 29th Floor, New York, New York 10022; its telephone number is (212) 906-8555; and its website is www.hrggroup.com. Information on this Internet web site is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about HRG from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Incorporation of Certain Documents by Reference.”

HRG SPV Sub I, Inc.

Merger Sub 1 was incorporated in the State of Delaware on February 20, 2018, and is a direct wholly owned subsidiary of HRG. Merger Sub 1 was formed solely for the purpose of completing the Merger. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub 1 are located at 450 Park Avenue, 29th Floor, New York, New York 10022; and its telephone number is (212) 906-8555.

HRG SPV Sub II, LLC

Merger Sub 2 was formed in the State of Delaware on February 20, 2018, and is a direct wholly owned subsidiary of HRG. Merger Sub 2 was formed solely for the purpose of completing the Merger. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub 2 are located at 450 Park Avenue, 29th Floor, New York, New York 10022; and its telephone number is (212) 906-8555.

The Transaction (See Page 83)

The terms and conditions of the transaction are contained in the Merger Agreement and Amendment No. 1, which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, and incorporated by reference into this joint proxy statement/prospectus. You should read the Merger Agreement carefully, as it is the legal document that governs the transaction.

Transaction Structure

The Merger will be implemented through several steps that will occur in immediate succession.

Immediately prior to the consummation of the First Merger, the HRG Charter will be amended and restated. As a result of this amendment and restatement, each of the outstanding shares of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to (i) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment, divided by (ii) as of immediately prior to the Reverse Split Time, the number of outstanding shares of HRG Common Stock on a fully diluted basis. As part of the amendment and restatement of the HRG Charter, HRG will change its name to “Spectrum Brands Holdings, Inc.” In connection with the Merger, Spectrum will also change its name.

Immediately following the Reverse Stock Split, Merger Sub 1 will merge with and into Spectrum in the First Merger, with Spectrum surviving the First Merger as a direct wholly owned subsidiary of HRG. Immediately following the effectiveness of the First Merger, but only if HRG or Spectrum does not receive a tax opinion that states the First Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Spectrum will merge with and into Merger Sub 2 in the Second Merger, with Merger Sub 2 surviving the Second Merger as a direct wholly owned subsidiary of HRG.

In the Merger, each share of Spectrum Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time, which will be cancelled and will cease to exist) will be converted into the right to receive one share of HRG Common Stock.

Notwithstanding the foregoing, no shares of HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming a holder of more than 4.9% of Corporation Securities (as defined in Article XIII of the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a Spectrum stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter will instead be treated as “Excess Securities” (as defined in Article XIII of the Amended HRG Charter) and be delivered to one or more charitable organizations described in Section 501(c)(3) of the Code or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder.

Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG Common Stock, and a total of approximately 53,613,184 shares of HRG Common Stock are expected to be outstanding. Such ownership percentages and share amount are based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement. Shares of Spectrum Common Stock currently trade on the NYSE under the symbol “SPB” and shares of HRG Common Stock currently trade on the NYSE under the symbol “HRG.” Following the completion of the Merger, the shares of HRG Common Stock will be listed on the NYSE and are expected to trade under the symbol “SPB.”

Treatment of Spectrum Equity-Based Awards (See Page 159)

By virtue of the First Merger and at the Effective Time, (i) each award of Spectrum Common Stock subject to vesting, repurchase or other lapse restrictions granted under an equity-based Spectrum plan (each, a “Spectrum Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted into a restricted stock award of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum Restricted Stock Award as of immediately prior to the Effective Time (each, a “New HRG Restricted Stock Award”); (ii) each vested and unvested restricted stock unit award that corresponds to a number of shares of Spectrum Common Stock granted under a Spectrum Plan (each, a “Spectrum RSU Award”) that is outstanding as of immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted into a restricted share unit award of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum RSU Award as of immediately prior to the Effective Time (each, a “New HRG RSU Award”); and (iii) each vested and unvested performance share unit award that corresponds to a number of shares of Spectrum Common Stock granted under a Spectrum Plan (each, a “Spectrum PSU Award”) that is outstanding as of immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted into a performance share unit award of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum PSU Award as of immediately prior to the Effective Time (subject to such adjustment as may be determined by the board of directors of Spectrum or any applicable committee thereof in its discretion) (each, a “New HRG PSU Award”). Each New HRG Restricted Stock Award, New HRG RSU Award and New HRG PSU Award will continue to have the same terms and conditions, including with respect to vesting, as the Spectrum Restricted Stock Award, Spectrum RSU Award and Spectrum PSU Award to which they relate. In addition, and as further discussed below in the section entitled “The Merger—Interests of HRG’s Directors and Officers in the Merger,” beginning on page 144, all outstanding Spectrum equity awards held by Ehsan Zargar, HRG’s Executive Vice President, Chief Financial Officer and Chief Accounting Officer, will accelerate and vest immediately upon the Effective Time.

Treatment of HRG Equity-Based Awards (See Page 160)

As of the date that is ten days prior to the Effective Time, but subject to the consummation of the First Merger, each stock option granted under an equity-based HRG plan or otherwise (each, an “HRG Stock Option”) and each warrant granted under an equity-based HRG plan or otherwise (each, an “HRG Warrant”) that in either case is then outstanding and unvested will become fully vested and exercisable. To the extent that, prior to the Reverse Split Time, the holder of an HRG Stock Option or HRG Warrant exercises the applicable award, the shares of HRG Common Stock issued to the holder on exercise will be treated as shares of HRG Common Stock for all purposes of the Merger, including the Reverse Split and the First Merger. As of the Reverse Split Time, each outstanding HRG Stock Option and HRG Warrant will be adjusted by (i) multiplying the number of shares of HRG Common Stock covered by such award by the Share Combination Ratio and rounding down to the nearest whole share and (ii) dividing the per-share exercise price of such award by the Share Combination Ratio and rounding up to the nearest whole cent. Except as otherwise provided above, each adjusted HRG Stock Option and HRG Warrant will continue to have, and will be subject to, the same terms and conditions as applied to the award as of immediately prior to the Reverse Split Time.

Immediately prior to the Reverse Split Time, each award of HRG Common Stock subject to vesting, repurchase or other lapse restrictions granted under an equity-based HRG plan (each, an “HRG Restricted Stock Award”) that is outstanding as of immediately prior to the Reverse Split Time, will vest in full and become fully vested shares of HRG Common Stock (“HRG Vested Restricted Stock Award Shares”). As of the Reverse Split Time, each HRG Vested Restricted Stock Award Share will be treated as a share of HRG Common Stock for all purposes of the Merger, including the Reverse Split and the First Merger.

Litigation Relating to the Merger (See Page 150)

On January 17, 2018, Spectrum received a demand letter from counsel for a purported Spectrum stockholder pursuant to Section 220 of the DGCL seeking inspection of Spectrum’s books and records. After negotiation with counsel for this purported stockholder, and pursuant to an agreement governing the confidentiality of any produced documents, Spectrum agreed to produce certain books and records in connection with the proposed Merger between Spectrum and HRG.

Board and Management of HRG After the Merger (See Page 137)

At the Effective Time, the HRG board of directors will consist of (i) Messrs. Kenneth C. Ambrecht, Norman S. Matthews, David M. Maura, Terry L. Polistina, Hugh R. Rovit and Joseph S. Steinberg, all current directors of Spectrum (or if any such person is unable or unwilling to serve as a member of the HRG board of directors at the Effective Time as a result of illness, death, resignation, removal or any other reason, then such person’s successor prior to the Merger) and (ii) an individual designated by Leucadia who satisfies the following designation requirements: that (x) such individual (A) qualifies as an “independent director” of HRG and Spectrum, in each case as of and following the Effective Time, under Rule 303A(2) of the NYSE Listed Company Manual, (B) is not, and within the three years prior to the date of the Merger Agreement has not been, a director, officer, or employee of HRG, Leucadia, Fortress or any of their respective subsidiaries, (C) is not as of the closing date of the Merger a director, officer or employee of a hedge fund or an investment bank, (D) completes reasonable and customary onboarding documentation generally applicable to the other members of the HRG board of directors (as of the date of the Merger Agreement), and (E) has not been the subject of any event required to be disclosed pursuant to Items 2(d) or 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K of the Securities Act (for the avoidance of doubt, excluding bankruptcies and violations of or non-compliance with Section 16(b) under the Exchange Act) involving an act of moral turpitude by such individual and is not subject to any order, decree or judgment of any governmental entity prohibiting service as a director of any public company, and (y) the election of such individual to the HRG board of directors would not cause HRG to be in violation of applicable law. At the time the Merger Agreement was executed, it was contemplated that Andreas Rouvé, who at such time was the Chief Executive Officer and a member of the board of directors of Spectrum, would become a member of the HRG board of directors at the Effective Time. On April 25, 2018, Mr. Rouvé resigned as Chief Executive Officer of Spectrum and from the Spectrum board of directors. Accordingly, Mr. Rouvé will not become a member of the HRG board of directors at the Effective Time.

At the Effective Time, the officers of Spectrum immediately prior to the Effective Time will become the officers of HRG (or if any such individual is unwilling or unable to so serve as an officer of HRG following the Effective Time, a replacement designated by Spectrum). The executive team of HRG following the Effective Time will be led by Messrs. Maura (Executive Chairman and Chief Executive Officer), Douglas L. Martin (Executive Vice President and Chief Financial Officer) and Nathan E. Fagre (Senior Vice President, General Counsel and Secretary), and Ms. Stacey L. Neu (Senior Vice President of Human Resources).

On April 26, 2018, Spectrum announced the appointment of David M. Maura as Chief Executive Officer of Spectrum effective as of April 25, 2018, replacing Andreas Rouvé, who on that date resigned as Spectrum’s Chief Executive Officer and as a member of the Spectrum board of directors. This appointment is in addition to Mr. Maura’s continuing role as the Executive Chairman of the Spectrum board of directors, a position he has held since January 2016. In connection with this appointment, Mr. Maura entered into a new employment agreement with Spectrum. In connection with Mr. Rouvé’s resignation, Spectrum, Spectrum Brands, Inc. and Mr. Rouvé entered into a separation agreement. The terms of Mr. Maura’s employment agreement and Mr. Rouvé’s separation agreement are described in Spectrum’s Current Report on Form 8-K dated April 25, 2018 and filed with the SEC on May 1, 2018. Mr. Rouvé’s departure created a vacancy on the Spectrum board of directors that Spectrum does not expect will be filled prior to the consummation of the Merger.

Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors (See Page 110)

The “Spectrum Special Committee” is a committee consisting of four independent and disinterested directors of the Spectrum board of directors formed for the purpose of exploring, considering, negotiating and reviewing any strategic alternatives announced by HRG involving Spectrum or any other strategic or financial alternatives available to Spectrum. The Spectrum Special Committee has unanimously determined that the Merger Agreement, all Related Agreements, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its minority stockholders, and has recommended that the Spectrum board of directors authorize, approve, adopt and declare advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, and recommend Spectrum’s stockholders adopt the Merger Agreement and the Related Agreements and approve the Merger and the other transactions contemplated thereby.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, has determined that the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its stockholders, and has authorized, approved, adopted and declared advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby. The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who recused themselves due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends that the Spectrum stockholders vote “FOR” each of the resolutions to be considered at the Spectrum Special Meeting and described in this joint proxy statement/prospectus, including the Spectrum Merger Proposal.

For a discussion of the factors considered by the Spectrum Special Committee and the Spectrum board of directors in their determination to recommend the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby, see “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors.”

HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors (See Page 117)

The HRG board of directors determined that it is advisable and fair to, and in the best interests of, HRG and its stockholders for HRG to enter into the Merger Agreement, the Related Agreements, and the transactions contemplated thereby, including the Merger, the HRG Share Issuance and the HRG Charter Amendment, and to adopt the Amended HRG Charter. The HRG board of directors unanimously recommends that the HRG stockholders vote “FOR” each of the resolutions to be considered at the HRG Special Meeting and described in this joint proxy statement/prospectus.

For a discussion of the factors considered by the HRG board of directors in their determination to recommend, authorize, approve and declared advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, see “The Merger—HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors.”

Opinion of the Spectrum Special Committee’s Financial Advisor (See Page 122)

In connection with the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transaction”), the Spectrum Special Committee received an oral opinion, which was confirmed by delivery of a written opinion, dated February 24, 2018, from its financial advisor, Moelis & Company LLC (“Moelis”), as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Exchange Ratio in the Transaction, to the holders of Spectrum Common Stock other than HRG, its affiliates, and those holders of HRG Common Stock party to the Voting Agreements (collectively, the “Excluded Holders”). The full text of Moelis’ written opinion, dated February 24, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Spectrum Special Committee (solely in its capacity as such) in its evaluation of the Transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Merger Exchange Ratio to the holders of Spectrum Common Stock, other than the Excluded Holders, and does not address Spectrum’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to Spectrum. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter.

Opinion of HRG’s Financial Advisor (See Page 129)

HRG retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as financial advisor to the HRG board of directors in connection with the proposed Transaction. At the meeting of the HRG board of directors on February 24, 2018, J.P. Morgan rendered its oral opinion to the HRG board of directors that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Share Combination Ratio in the proposed Transaction was fair, from a financial point of view, to the holders of HRG Common Stock. J.P. Morgan confirmed this oral opinion by delivering its written opinion to the HRG board of directors, dated February 24, 2018.

The full text of the written opinion of J.P. Morgan, dated February 24, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by

J.P. Morgan in preparing the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. HRG’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the HRG board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction, was directed only to the Share Combination Ratio in the proposed Transaction and did not address any other aspect of the proposed Transaction. The opinion does not constitute a recommendation to any stockholder of HRG as to how such stockholder should vote with respect to the HRG Proposals or any other matter. For a description of the opinion that the HRG board of directors received from J.P. Morgan, see “The Merger—Opinion of HRG’s Financial Advisor” beginning on page 129 of this joint proxy statement/prospectus.

Key Terms of the Transaction Agreements (See Page 155)

Agreement and Plan of Merger (See Page 155)

Conditions to the Completion of the Merger

As more fully described in this joint proxy statement/prospectus and as set forth in the Merger Agreement, the closing of the Merger depends on a number of conditions being satisfied or waived (except with respect to the condition set forth in item (ii) of the first bullet below, which is not waivable). These conditions include:

•	approval of the Spectrum Merger Proposal by the affirmative vote (i) of the holders of a majority of the outstanding shares of Spectrum Common Stock, (ii) of the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum and (iii) of the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Spectrum Certificate of Incorporation;

•	approval of (i) each of the HRG Charter Amendment Proposals by the affirmative vote of the holders of a majority of the outstanding shares of HRG Common Stock and consent of the holder of Series A Participating Convertible Preferred Stock of HRG, par value $0.01 (the “HRG Series A Preferred Stock”), and (ii) the HRG Share Issuance Proposal by the affirmative vote of the holders of a majority of HRG Common Stock present in person or represented by proxy and entitled to vote at the HRG Special Meeting, assuming a quorum is present;

•	absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the consummation of the proposed transaction;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part under the Securities Act and not being the subject of any stop order;

•	the listing on the NYSE of the shares of HRG Common Stock to be issued to the Spectrum stockholders in the Merger, subject to official notice of issuance;

•	receipt by either HRG or Spectrum (or both) of a written opinion of a nationally recognized tax counsel, dated as of the closing date of the Merger and in form and substance reasonably satisfactory to such party, to the effect that for U.S. federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the accuracy of each party’s representations and warranties in the Merger Agreement (generally subject to a material adverse effect standard) as of the date of the Merger Agreement and as of the closing date of the Merger and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied;

•	the performance in all material respects by each party of the covenants and agreements required to be performed by it under the Merger Agreement and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied; and

•	the absence of a material adverse effect on either party since the date of the Merger Agreement (see section entitled “—Definition of ‘Material Adverse Effect’” for a discussion on the meaning of “material adverse effect”).

Spectrum and HRG cannot be certain when, or if, the conditions to the Merger Agreement will be satisfied or waived, or when or whether the Merger will be completed.

No Solicitation; Change of Recommendation

As more fully described in this joint proxy statement/prospectus and as set forth in the Merger Agreement, Spectrum and HRG have agreed, among other things:

•	not to solicit, initiate or knowingly encourage, induce or facilitate any alternative acquisition proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an alternative acquisition proposal;

•	not to furnish nonpublic information regarding itself or any of its subsidiaries or afford access to its business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any third party that is reasonably expected to make, or has made, an alternative acquisition proposal; and

•	subject to certain exceptions, not to engage in any discussions or negotiations with any third parties regarding alternative acquisition proposals.

However, the foregoing restrictions do not apply to any inquiry, proposal or offer with respect to (i) any transaction that relates specifically to the battery or appliances business of Spectrum and its subsidiaries or (ii) any other transaction that would not reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated by the Merger Agreement, so long as Spectrum keeps HRG informed on a reasonably current basis of the status of such transaction.

Prior to the time, in the case of Spectrum, that Spectrum receives stockholder approval of the Spectrum Merger Proposal, or, in the case of HRG, that HRG receives stockholder approval of the HRG Required Proposals:

•	upon receipt by a party of an unsolicited acquisition proposal made after the date of the Merger Agreement, if such party’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such acquisition proposal constitutes a superior proposal or is reasonably likely to lead to a superior proposal, such party may, subject to specified conditions and requirements, furnish nonpublic information to the person making the proposal and participate in discussions or negotiations with such person; and

•

the board of directors of either party may change its recommendation to its stockholders in response to certain intervening events or a superior proposal if such board of directors determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable law, subject in each case to delivering the other party four business days’ notice (it being understood that any amendment or subsequent amendment to the material terms of the superior proposal will require the notifying party to deliver the other party a new three business days’ notice) and, to the extent requested by the other party, engaging in good faith negotiations with the other party during such period to amend the Merger Agreement, considering in good faith any bona fide offer by the other party, and after such negotiations and good faith consideration of such offer (if any), making a determination after the negotiations (if any) whether such superior proposal is no longer superior or, in the case of an intervening event, whether a change in the recommendation is no longer necessary.

Subject to the parties’ rights to terminate the Merger Agreement, each party has agreed to submit the Merger in the manner described in this joint proxy statement/prospectus to a vote of its respective stockholders for approval notwithstanding any change in recommendation by its respective board of directors.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing in any of the following ways:

•	by mutual consent of HRG and Spectrum;

•	by either HRG or Spectrum, if:

•	the Merger has not been consummated on or before the “outside date,” which is October 8, 2018;

•	any court of competent jurisdiction or other governmental entity has issued a final and nonappealable judgment, order, injunction, rule, law or decree, or taken any other action, restraining, enjoining or otherwise prohibiting any of the HRG Charter Amendment, the HRG Share Issuance or the Merger;

•	after completion of the HRG Special Meeting (including any adjournment or postponement thereof), the HRG stockholders have not approved the HRG Required Proposals; or

•	after completion of the Spectrum Special Meeting (including any adjournment or postponement thereof), the Spectrum stockholders have not approved the Spectrum Merger Proposal;

•	by HRG, if:

•	there has been an uncured breach by Spectrum of any of its representations and warranties or covenants and as a result of such breach the related closing conditions cannot be satisfied and such breach cannot be cured by or has not been cured by the earlier of (x) the outside date and (y) 45 days following notice of such breach; or

•	the Spectrum board of directors changes its recommendation in favor of the Merger;

•	by Spectrum, if:

•	there has been an uncured breach by HRG of any of its representations and warranties or covenants and as a result of such breach the related closing conditions cannot be satisfied and such breach cannot be cured by or has not been cured by the earlier of (x) the outside date and (y) 45 days following notice of such breach; or

•	the HRG board of directors changes its recommendation in favor of the Merger.

Termination Fee

The Merger Agreement does not provide for a termination fee in the event of termination in any circumstance.

Amendment No. 1 to Agreement and Plan of Merger (See Page 180)

On June 8, 2018, Spectrum, HRG and Merger Sub entered into Amendment No. 1 to the Merger Agreement, which made certain modifications to the form of the Amended HRG Charter to (i) give effect to the resignation of Andreas Rouvé as a member of the Spectrum board of directors, and (ii) make certain clarifying changes in connection with the preapprovals granted to certain large institutional advisors from the transfer restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter, as discussed under “The Merger—Interests of HRG’s Directors and Offices in the Merger—Rights of Certain Stockholders” and “Questions and Answers about the Merger and the Special Meetings—What will happen if a person would become a holder of more than 4.9% of the HRG Securities as a result of the Merger?” and as described in HRG’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018 and Spectrum’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018. The form of the Amended HRG Charter, as amended by the amendments provided for in Amendment No. 1, is attached as Annex C to this joint proxy statement/prospectus.

Listing of Shares of HRG Common Stock (See Page 149)

Pursuant to the Merger Agreement, HRG has agreed to use its reasonable best efforts to cause the shares of HRG Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. It is expected that, following the Merger, shares of HRG Common Stock will be listed on the NYSE and trade under the symbol “SPB.”

Delisting and Deregistration of Shares of Spectrum Common Stock (See Page 150)

Following the Merger, shares of Spectrum Common Stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Voting Agreements (See Pages 181 and 183)

On February 24, 2018, in connection with the execution of the Merger Agreement, HRG, which as of the HRG Record Date, beneficially owns approximately 62% of the outstanding Spectrum Common Stock, entered into the HRG Voting Agreement. The HRG Voting Agreement requires that HRG vote all of its shares of Spectrum Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the HRG Voting Agreement.

On February 24, 2018, in connection with the execution of the Merger Agreement, Fortress, which as of the HRG Record Date, beneficially owns approximately 16% of the outstanding HRG Common Stock and the one outstanding share of HRG Series A Preferred Stock, entered into the Fortress Voting Agreement with HRG. The Fortress Voting Agreement requires that Fortress vote or exercise its right to consent with respect to its share of HRG Series A Preferred Stock and all of its shares of HRG Common Stock to approve the amendment and restatement of the HRG Charter and the issuance of HRG Common Stock to Spectrum stockholders in the First Merger and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Fortress Voting Agreement.

On February 24, 2018, in connection with the execution of the Merger Agreement, Leucadia, which as of the HRG Record Date, beneficially owns approximately 23% of the outstanding HRG Common Stock, entered into the Leucadia Voting Agreement. The Leucadia Voting Agreement requires that Leucadia vote its shares of HRG Common Stock to approve the amendment and restatement of the HRG Charter and the issuance of HRG Common Stock to Spectrum stockholders in the First Merger and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Leucadia Voting Agreement.

Post-Closing Stockholder Agreement (See Page 183)

On February 24, 2018, in connection with the execution of the Merger Agreement, Leucadia and HRG entered into a shareholder agreement (the “Post-Closing Stockholder Agreement”), which will become effective as of the closing of the Merger.

Under the Post-Closing Stockholder Agreement, Leucadia has the right to designate one nominee to the HRG board of directors, until the earliest of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60-month anniversary of the Effective Time and (B) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding. At any time following the Effective Time, if (A) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time or (B) either of the events specified in clause (ii) or (iii) of the preceding sentence occurs, then the director designated by Leucadia is required to promptly resign from the HRG board of directors.

Under the Post-Closing Stockholder Agreement, Leucadia is subject to certain standstill provisions following the Effective Time providing that it and its subsidiaries will not, among other things, (i) acquire equity securities or derivative instruments of HRG, if after giving effect to such acquisitions the aggregate number of shares of HRG Common Stock beneficially owned by Leucadia and its subsidiaries exceeds 15% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, (ii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of HRG, (iii) commence a tender offer or exchange offer for voting securities of HRG without the prior written consent of the HRG board of directors, (iv) form or join a group for the purpose of voting, acquiring or disposing of any voting securities of HRG, (v) submit to the HRG board of directors a written proposal for an acquisition of HRG or make any public announcement related thereto, or (vi) call a meeting of the stockholders of HRG. The standstill provisions are subject to certain exceptions as set forth in the Post-Closing Stockholder Agreement. The standstill provisions cease at such time as both (i) Leucadia and its subsidiaries no longer in the aggregate own at least 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time and (ii) a nominee of Leucadia is no longer serving on the HRG board of directors.

Post-Closing Registration Rights Agreement (See Page 186)

Upon consummation of the Merger, Fortress, Leucadia and HRG will enter into a registration rights agreement (the “Post-Closing Registration Rights Agreement”). Pursuant to the Post-Closing Registration Rights Agreement, HRG will use its commercially reasonable efforts to file within 30 days following the closing of the Merger a shelf registration statement and keep such shelf registration statement effective so long as Fortress and Leucadia (and their permitted assigns) own shares of HRG Common Stock (such shares of HRG Common Stock owned by Fortress and Leucadia (and their permitted assigns), the “Registrable Securities”). In addition, each of Fortress and Leucadia (and their permitted assigns) will be able to cause HRG to undertake up to two underwritten takedowns of the shelf registration statement. The Post-Closing Registration Rights Agreement will also grant certain customary piggyback rights for Fortress and Leucadia (and their permitted assigns). The Post-Closing Registration Rights Agreement will allow Fortress and Leucadia (and their affiliates) to transfer their registration rights to, among others, certain permitted transferees, including to affiliates of Fortress and Leucadia, respectively, and to persons advised by Fortress or Leucadia, respectively (so long as the decision-making control with respect to such interests remains after such transfer with Fortress or Leucadia, respectively), and in certain circumstances, to the direct or indirect members, shareholders, general or limited partners, or other equity holders of Fortress and Leucadia.

Letter Agreement (See Page 186)

On February 24, 2018, Fortress, Leucadia and HRG entered into a letter agreement (the “Letter Agreement”), pursuant to which Fortress and Leucadia may elect, subject to certain conditions and on a one-time basis, to reapportion, as between Fortress and Leucadia, certain rights of Fortress and Leucadia under the Amended HRG Charter.

Spectrum Rights Agreement (See Page 187)

On February 24, 2018, the Spectrum board of directors declared a dividend of one preferred share purchase right (a “Spectrum Right”), payable on March 8, 2018, for each share of Spectrum Common Stock outstanding on March 8, 2018 (the “Spectrum Rights Dividend Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, Spectrum entered into a Rights Agreement (the “Spectrum Rights Agreement”), dated as of February 24, 2018, with Computershare Trust Company, N.A., as Rights Agent. Each Right entitles the registered holder to purchase from Spectrum one one-thousandth of a share of Series R Preferred Stock, par value $0.01 per share (the “Series R Preferred Shares”), of Spectrum at a price of $462.00 per one one-thousandth of a Series R Preferred Share represented by a Right, subject to adjustment.

As discussed in more detail under “The Merger—Rights Agreements,” on April 26, 2018, the Spectrum board of directors granted an exemption to members of one of the Fund Families, determining that each such member shall be deemed to be an “Exempt Person” (as defined in the Spectrum Rights Agreement).

HRG Rights Agreement (See Page 187)

On February 24, 2018, the HRG board of directors declared a dividend of one preferred share purchase right (an “HRG Right”), payable on March 8, 2018, for each outstanding share of HRG Common Stock outstanding on March 8, 2018 (the “HRG Rights Dividend Record Date”) to the stockholders of record on that date. Each HRG Right entitles the registered holder to purchase from HRG one one-thousandth of a share of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares”), of HRG, at a price of $71.55 per one one-thousandth of a Series B Preferred Share represented by an HRG Right, subject to adjustment. The description and terms of the HRG Rights are set forth in a Rights Agreement (the “HRG Rights Agreement”), dated as of February 24, 2018, between HRG and American Stock Transfer & Trust Company, LLC, a limited liability trust company, as rights agent.

The HRG Rights Agreement is intended to, among other things, discourage an “ownership change” within the meaning of Section 382 of the Code and thereby preserve the current ability of HRG to utilize certain net operating loss carryovers and capital loss carryforwards of HRG and its subsidiaries.

As discussed in more detail under “The Merger—Rights Agreements,” on May 2, 2018, the HRG board of directors granted exemptions to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement).

Material Agreements between the Parties (See Page 149)

In addition to the Merger Agreement, the other agreements relating to the Merger and the transactions contemplated thereby, certain relationships have existed and will continue to exist among Spectrum, HRG and their respective affiliates, which are described in Item 13, “Certain Relationships and Related Transactions and

Director Independence” in Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 16, 2017 and amended on November 17, 2017 and January 23, 2018 and Item 13, “Certain Relationships and Related Transactions and Director Independence” in HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 20, 2017 and Note 19, Related Party Transactions, to the consolidated financial statements included therewith, each of which is incorporated by reference in this joint proxy statement/prospectus. The following updates the descriptions of agreements described therein that will terminate as of the Effective Time.

Stockholder Agreement

Spectrum and HRG are parties to a stockholder agreement, dated as of February 9, 2010 (the “Existing Stockholder Agreement”), by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. (who collectively transferred their interests in Spectrum to HRG (formerly known as Harbinger Group Inc.) as of September 10, 2010) and Spectrum (formerly known as SB/RH Holdings, Inc.), which provides certain rights and imposes certain obligations on HRG. The Existing Stockholder Agreement includes provisions to (i) allow HRG to nominate a certain number of directors of the Spectrum board of directors as long as HRG and its affiliates beneficially own 40% or more of the outstanding Spectrum Common Stock, (ii) prevent the Spectrum Certificate of Incorporation or the bylaws of Spectrum (the “Spectrum Bylaws”) from being amended in a manner inconsistent with the provisions of the Existing Stockholder Agreement, (iii) prevent HRG from transferring equity to any person that would result in such person owning 40% or more of the Spectrum Common Stock, and (iv) grant HRG certain access and information rights with respect to Spectrum. The Spectrum board of directors currently consists of seven directors (giving effect to Andreas Rouvé’s resignation as Spectrum’s Chief Executive Officer and as a member of the Spectrum board of directors on April 25, 2018), including two directors affiliated with HRG. The Existing Stockholder Agreement will terminate as of the Effective Time.

Registration Rights Agreement

Spectrum and HRG are parties to a registration rights agreement, dated as of February 9, 2010 (the “Existing Registration Rights Agreement”), by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd., Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund V, L.P., Avenue Special Situations Fund IV, L.P., Avenue-CDP Global Opportunities Fund, L.P. (who collectively transferred their interests in Spectrum to HRG (formerly known as Harbinger Group Inc.) as of September 10, 2010) and Spectrum (formerly known as SB/RH Holdings, Inc.), pursuant to which HRG has, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to its shares of the Spectrum Common Stock. The Existing Registration Rights Agreement will terminate as of the Effective Time.

Accounting Treatment (See Page 149)

The Merger will be accounted for as an acquisition of a non-controlling interest under Accounting Standards Codification Topic 810-10 (“ASC 810-10”). In accounting for the Merger, HRG will apply its historical accounting policies and recognize the assets and liabilities of Spectrum at their respective historical values as of the closing date of the Merger.

Material U.S. Federal Income Tax Consequences (See Page 152)

The Reverse Stock Split

Assuming the Reverse Stock Split is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) of HRG Common Stock will not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional HRG share. A U.S. Holder’s aggregate tax basis in the HRG Common Stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the HRG Common Stock surrendered (excluding any portion of such basis that is allocated to a fractional share of HRG Common Stock), and such U.S. Holder’s holding period in the HRG Common Stock received will include the holding period in the HRG Common Stock surrendered. A U.S. Holder of HRG Common Stock that receives cash in lieu of a fractional HRG share pursuant to the Reverse Stock Split will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the HRG Common Stock surrendered that is allocated to such fractional HRG share.

The Merger

Spectrum and HRG intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to both parties’ obligations to complete the Merger that either Spectrum or HRG (or both) receive an opinion from a nationally recognized tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein, a U.S. Holder of Spectrum Common Stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Spectrum Common Stock for shares of HRG Common Stock in the Merger.

Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split and of the Merger.

Interests of Spectrum’s Directors and Officers in the Merger (See Page 141)

In considering the recommendation of the Spectrum board of directors, Spectrum stockholders should be aware that certain of Spectrum’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Spectrum’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The members of the Spectrum Special Committee and the Spectrum board of directors were aware of these interests and considered them, among others, in their authorization, approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby and their recommendation that Spectrum’s stockholders vote “FOR” the Spectrum Merger Proposal. See “The Merger—Background of the Merger,” “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors” and “The Merger—Interests of Spectrum’s Directors and Officers in the Merger” for further discussion of these matters.

Interests of HRG’s Directors and Officers in the Merger (See Page 144)

In considering the recommendation of the HRG board of directors, HRG stockholders should be aware that certain of HRG’s executive officers and directors have interests in the Merger that may be different from, or in addition to, those of HRG’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The members of the HRG board of directors were aware of these interests during their deliberations on the merits of the Merger and in deciding to recommend that HRG stockholders vote for the HRG Proposals. For additional information on the interests of HRG’s directors and officers in the Merger, see “The Merger—Interests of HRG’s Directors and Officers in the Merger.”

Voting by Spectrum’s Directors and Executive Officers (See Page 60)

As of the Spectrum Record Date, approximately 1.2% of the shares of Spectrum Common Stock outstanding and entitled to vote were held by the directors and executive officers of Spectrum and their affiliates. As of the Spectrum Record Date, approximately 1.2% of the shares of Spectrum Common Stock outstanding and entitled to vote were held by directors and executive officers of Spectrum (and their affiliates) who are not affiliated with HRG, which represents approximately 3.0% of the shares of Spectrum Common Stock outstanding and entitled to vote held by the Spectrum stockholders not affiliated with HRG. Spectrum currently expects that the directors and executive officers of Spectrum will vote their shares of Spectrum Common Stock in favor of the Spectrum Merger Proposal, although none has entered into any agreement obligating them to do so. For additional information regarding the votes required to approve the proposals to be voted on at the Spectrum Special Meeting, see “The Spectrum Special Meeting—Required Vote.”

Voting by HRG’s Directors and Executive Officers (See Page 75)

As of the HRG Record Date, approximately 0.14% of the total outstanding shares of HRG Common Stock were held by HRG directors and executive officers and their affiliates (not including shares held by Fortress or Leucadia or any of their respective affiliates). HRG currently expects that the directors and executive officers of HRG will vote their shares of HRG Common Stock in favor of the Share Issuance Proposal and each of the Charter Amendment Proposals, although none has entered into any agreement obligating them to do so.

Leucadia and Fortress, representing approximately 23% and 16%, respectively, of the total voting power of the outstanding shares of HRG Common Stock, as of the HRG Record Date, have agreed to vote in favor of the HRG Share Issuance Proposal and each of the HRG Charter Amendment Proposals, pursuant to the terms of the Voting Agreements. For additional information regarding the votes required to approve the proposals to be voted on at the HRG Special Meeting, see “The HRG Special Meeting—Required Vote,” and for additional information regarding the Fortress and Leucadia voting obligations, see “The Transaction Agreements—Description of the Voting Agreements.”

No Appraisal Rights (See Page 205)

Spectrum stockholders and HRG stockholders will not be entitled to exercise any appraisal rights under Delaware law in connection with the Merger.

Comparison of Stockholder Rights (See Page 195)

As a result of the Merger, the holders of Spectrum Common Stock will become holders of HRG Common Stock, and their rights will be governed by Delaware law and by the Amended HRG Charter and amended bylaws of HRG (the “Amended HRG Bylaws”) (instead of the Spectrum Certificate of Incorporation or the Spectrum Bylaws). As described herein, the HRG Charter will be amended and restated immediately prior to the Effective Time. Former Spectrum stockholders and HRG stockholders will have different rights as HRG stockholders following the Merger from those they had as Spectrum stockholders and HRG stockholders, respectively.

Charter Amendments (See Page 202)

In connection with the Merger, the HRG Charter will be amended such that (i) each outstanding share of HRG Common Stock will, by means of a reverse stock split, be combined into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio, (ii) HRG is subject to Section 203 of the DGCL, (iii) the number of authorized shares of HRG Common Stock is decreased from 500 million to 200 million, (iv) the number of authorized shares of HRG preferred stock is increased from 10 million to 100 million, (v) the Section 382 transfer provisions are modified and (vi) other additional modifications are adopted. For additional information regarding the charter amendments, see the section entitled “Comparison of Stockholder Rights,” “Spectrum Proposals” and “HRG Proposals.”

Risk Factors (See Page 47)

In deciding how to vote your shares of Spectrum Common Stock or HRG Common Stock, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the annexes and exhibits hereto, and in particular, you should read the “Risk Factors” section beginning on page 47 of this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SPECTRUM

Set forth below are selected historical consolidated financial data for Spectrum. The financial data as of September 30, 2017 and September 30, 2016, and for the years ended September 30, 2017, September 30, 2016 and September 30, 2015, are derived from Spectrum’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Spectrum’s Current Report on Form 8-K filed on March 30, 2018. The financial data as of September 30, 2015, September 30, 2014, September 30, 2013, and for the years ended September 30, 2014 and September 30, 2013, are derived from Spectrum’s audited financial statements for those years, which are not incorporated by reference into this joint proxy statement/prospectus. The financial data as of April 1, 2018 and for the six months ended April 1, 2018 and April 2, 2017, are derived from Spectrum’s unaudited financial statements from Spectrum’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The financial data as of April 2, 2017 are derived from Spectrum’s unaudited financial statements from Spectrum’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2017, which is not incorporated by reference in this joint proxy statement/prospectus. Spectrum’s management believes that Spectrum’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

During the three months ended December 31, 2017, Spectrum’s board of directors approved a plan to explore strategic alternatives, including a planned sale of Spectrum’s Global Batteries and Appliances (“GBA”) segment. As a result, Spectrum’s assets and liabilities associated with the GBA segment have been classified as held for sale in the Consolidated Statement of Financial Position of Spectrum and the respective operations of the GBA segment have been classified as discontinued operations in the Consolidated Statements of Income of Spectrum for the years ended September 30, 2017, September 30, 2016 and September 30, 2015 and for the six months ended April 1, 2018 and April 2, 2017 and reported separately for such periods. For the fiscal years ended September 30, 2014 and 2013 included within the selected financial data below, Spectrum has not adjusted to reflect changes due to the recognition of the GBA segment as discontinued operations and therefore certain financial information within the summarized financial information below may not be comparable between the respective periods.

The financial statement data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Spectrum and the related notes contained in its annual and quarterly reports and the other information that Spectrum has previously filed with the SEC and which is incorporated into this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” Amounts below are presented in millions, except per share amounts.

	Six-Month Period Ended		Year Ended September 30,
(in millions, except per share data)	April 1, 2018	April 2, 2017	2017(2)	2016(3)	2015(4)	2014(5)	2013(6)
Statement of Operations Data
Net sales	$1,412.6	$1,358.7	$3,009.5	$3,029.4	$2,598.2	$4,429.1	$4,085.6
Gross profit	509.0	545.8	1,176.0	1,237.7	978.5	1,568.9	1,390.3
Operating income	77.1	166.3	328.1	417.7	246.2	481.9	351.2
Interest expense	80.6	81.9	160.9	182.0	185.8	202.1	375.6
(Loss) Income from continuing operations before income taxes	(6.2)	83.5	162.3	231.0	56.4	273.5	(27.9)
Income tax expense	(127.2)	31.1	37.3	(50.0)	5.6	59.0	27.4
Net income from continuing operations	121.0	52.4	125.0	281.0	50.8
Income from discontinued operations, net of tax	41.6	71.5	172.1	76.6	98.6
Net income (loss)	162.6	123.9	297.1	357.6	149.4	214.5	(55.3)
Net income (loss) attributable to controlling interest	161.6	124.1	295.8	357.1	148.9	214.1	(55.2)
Earnings (Loss) Per Share of Common Stock
Basic earnings per share from continuing operations	$2.09	$0.89	$2.13	$4.72	$0.90
Basic earnings per share from discontinued operations	0.72	1.21	2.91	1.30	1.78

Basic earnings per share	$2.81	$2.10	$5.04	$6.02	$2.68	$4.07	$(1.06)

Diluted earnings per share from continuing operations	$2.09	$0.88	$2.12	$4.70	$0.90
Diluted earnings per share from discontinued operations	0.72	1.21	2.90	1.29	1.76

Diluted earnings per share	$2.81	$2.09	$5.02	$5.99	$2.66	$4.02	$(1.06)

Dividends per share	$0.85	$0.80	$1.64	$1.47	$1.27	$1.15	$0.75
Statement of Financial Position Data
Cash and cash equivalents	$135.2	$137.2	$168.2	$275.3	$247.9	$194.6	$207.3
Working capital(7)	2,003.4	797.0	493.7	537.3	660.6	485.0	497.5
Total assets	7,576.8	7,129.4	7,419.7	7,069.1	7,193.8	5,429.6	5,543.2
Total debt	4,334.7	3,721.9	3,771.7	3,560.0	3,905.9	2,939.7	3,153.6
Total equity	1,705.5	1,836.6	1,846.7	1,844.0	1,606.8	1,086.8	940.1

(1)	During the three-month period ended December 31, 2017, the board of directors of Spectrum approved a plan to explore strategic alternatives, including a planned sale of Spectrum’s GBA segment. Spectrum expects a sale to be realized by December 31, 2018. As a result, Spectrum’s assets and liabilities associated with the GBA segment have been classified as current assets and liabilities of business held for sale on the Statement of Financial Position. Additionally, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which significantly changes U.S. tax law by, among other things, lowering corporate income tax rates from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Since Spectrum files U.S. tax returns on a September fiscal year basis, the Spectrum U.S. tax rate for Fiscal 2018 will be a blended rate of 24.53%. During the six-month period ended April 1, 2018, Spectrum recorded a provisional $206.7 million tax benefit for restatement of U.S. deferred tax assets and liabilities and a provisional $78.0 million of income tax expense for the one-time deemed mandatory repatriation.
(2)	For the year ended September 30, 2017, the operating results include the PetMatrix, LLC (“PetMatrix”) business operations since the acquisition date of June 1, 2017 and GloFish (“GloFish”) branded operations since the acquisition date of May 12, 2017. Operating income includes an impairment of indefinite lived intangible assets of $16.3 million. Interest expense includes $4.6 million of tender premium and a non-cash expense of $1.9 million as a result of the write-off of unamortized debt issuance costs in connection with the redemption of Spectrum’s 6.375% Senior Notes due 2020 (the “6.375% Notes”).
(3)	For the year ended September 30, 2016, operating income includes an impairment of indefinite lived intangible assets of $2.7 million. Interest expense includes $15.6 million of tender premium and a non-cash expense of $5.8 million as a result of the write-off of unamortized debt issuance costs in connection with the redemption of the 6.375% Notes. Income tax expense includes a non-cash benefit of $111.1 million from a decrease in the valuation allowance against net deferred tax asset.
(4)	For the year ended September 30, 2015, the operating results include the Armored AutoGroup (“AAG”) business operations since the acquisition date of May 21, 2015; Salix Animal Health LLC (“Salix”) operations since the acquisition date of January 16, 2015; European IAMS and Eukanuba (“European IAMS and Eukanuba”) pet food business operations since the acquisition date of December 31, 2014; and Tell Manufacturing, Inc. (“Tell”) operations since the acquisition date of October 1, 2014. Interest expense of $58.8 million was incurred related to the financing of the acquisition of AAG and the refinancing of the then-existing senior credit facility and asset based revolving loan facility. Income tax expense includes a non-cash benefit of $20.2 million from a decrease in the valuation allowance against net deferred tax assets, and a $22.8 million benefit due to the reversal of valuation allowance in conjunction with the acquisition of the AAG business.
(5)	For the year ended September 30, 2014, the operating results include the Liquid Fence Company (“Liquid Fence”) operations since the acquisition date of January 2, 2014. Interest expense includes a non-cash charge of $9.2 million as a result of the write-off of unamortized debt issuance costs and unamortized discounts in connection with the amendment of Spectrum’s then existing term loans. Income tax expense includes a non-cash benefit of approximately $115.6 million from a decrease in the valuation allowance against net deferred tax assets.
(6)	For the year ended September 30, 2013, the operating results include the Hardware & Home Improvement (“HHI”) business operations since the acquisition date of December 17, 2012, and the TLM Taiwan operations since the acquisition date of April 8, 2013. Interest expense includes $105.6 million fees and expenses along with a $10.9 million non-cash charge for the write-off of unamortized debt issuance cost and unamortized premiums in connection with the extinguishment and replacement of Spectrum’s 9.5% notes and then-existing term loan in conjunction with the acquisition of the HHI business. Income taxes includes a non-cash charge of approximately $64.4 million from an increase in the valuation allowance against net deferred tax assets, net of a $49.8 million benefit due to the reversal of a portion of the valuation allowance in conjunction with the acquisition of the HHI business.
(7)	Working capital is defined as current assets less current liabilities per the consolidated statements of financial position.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HRG

Set forth below are selected historical consolidated financial data for HRG. The financial data as of September 30, 2017 and September 30, 2016, and for the years ended September 30, 2017, September 30, 2016, and September 30, 2015, are derived from HRG’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from HRG’s Current Report on Form 8-K filed on April 2, 2018. The financial data as of September 30, 2015, September 30, 2014, September 30, 2013, and for the years ended September 30, 2014 and September 30, 2013, are derived from HRG’s audited financial statements for those years, which are not incorporated by reference into this joint proxy statement/prospectus. The financial data as of March 31, 2018 and for the six months ended March 31, 2018 and March 31, 2017 are derived from HRG’s unaudited financial statements from HRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The financial data as of March 31, 2017 are derived from HRG’s unaudited financial statements from HRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017. HRG’s management believes that HRG’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

Spectrum’s assets and liabilities associated with the GBA segment have been classified as held for sale in the Consolidated Statement of Financial Position of Spectrum as of September 30, 2017, September 30, 2016, March 31, 2018 and March 31, 2017 and the respective operations of the GBA segment have been classified as discontinued operations in the Consolidated Statements of Income of Spectrum for the years ended September 30, 2017, September 30, 2016 and September 30, 2015 and for the six months ended March 31, 2018 and March 31, 2017 and reported separately for such periods. For the fiscal years ended September 30, 2014 and 2013 included within the selected financial data below, HRG has not adjusted to reflect changes due to the recognition of the GBA segment as discontinued operations and therefore certain financial information within the summarized financial information below may not be comparable between the respective periods.

The information set forth below is not necessarily indicative of future results and should be read together with the historical consolidated financial statements of HRG and the related notes contained in its annual and quarterly reports and the other information that HRG has previously filed with the SEC and which is incorporated into this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” Amounts below are presented in millions, except per share amounts.

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2018	2017	2017	2016	2015	2014	2013
Income Statement Data(1):
Revenues(2)	$1,412.6	$1,359.7	$3,010.6	$3,038.3	$2,661.6	$4,482.6	$4,114.5
Operating income (loss)(3)	55.5	136.6	283.0	334.9	(48.8)	354.8	270.4
Interest expense(4)	(143.1)	(156.4)	(309.9)	(334.5)	(321.7)	(307.4)	(505.4)
Loss from the change in the fair value of the equity conversion feature of preferred stock	—	—	—	—	—	(12.7)	(101.6)
Net income (loss) from continuing operations	40.8	(49.8)	(69.2)	67.6	(318.3)	(36.3)	(367.0)
Income (loss) from discontinued operations, net of tax	501.5	259.2	342.4	(101.5)	(194.1)	138.0	298.0
Net income (loss)(5)	542.3	209.4	273.2	(33.9)	(512.4)	101.7	(69.0)
Net income (loss) attributable to controlling interest	470.3	130.1	106.0	(198.8)	(556.8)	(10.3)	(45.8)
Preferred stock dividends, accretion and loss on conversion	—	—	—	—	—	73.6	48.4
Net income (loss) attributable to common and participating preferred stockholders	470.3	130.1	106.0	(198.8)	(556.8)	(83.9)	(94.2)
Amounts attributable to controlling interest:
Net loss from continuing operations	(8.7)	(71.6)	(121.1)	(45.8)	(299.3)	(194.7)	(392.2)
Net income (loss) from discontinued operations	479.0	201.7	227.1	(153.0)	(257.5)	110.8	298.0

Net income (loss) attributable to controlling interest	$470.3	$130.1	$106.0	$(198.8)	$(556.8)	$(83.9)	$(94.2)

Per Share Data(1):
Net income (loss) per common share:
Basic loss from continuing operations	(0.04)	(0.36)	(0.61)	(0.23)	(1.51)	(1.19)	(2.80)
Basic income (loss) from discontinued operations	2.38	1.01	1.14	(0.77)	(1.30)	0.68	2.13

Basic	$2.34	$0.65	$0.53	$(1.00)	$(2.81)	$(0.51)	$(0.67)

Diluted loss from continuing operations(6)	(0.04)	(0.36)	(0.61)	(0.23)	(1.51)	(1.19)	(2.80)
Diluted income (loss) from discontinued operations(6)	2.38	1.01	1.14	(0.77)	(1.30)	0.68	2.13

Diluted	$2.34	$0.65	$0.53	$(1.00)	$(2.81)	$(0.51)	$(0.67)

	As of March 31,		As of September 30,
Balance Sheet Data:	2018	2017	2017	2016	2015	2014	2013
Total assets	$8,240.3	$34,579.6	$35,849.7	$33,580.1	$32,594.4	$30,394.0	$28,200.4
Total debt	5,318.7	5,722.4	5,705.1	5,465.6	6,046.9	4,908.4	4,620.4
Total shareholders’ equity	1,343.7	1,768.3	1,946.9	1,817.2	1,588.1	2,257.0	1,133.5

(1)	FGL and Front Street, HRG’s former subsidiaries (collectively, the “Insurance Operations”) are classified as discontinued operations for all periods presented. In addition, following the completion of the sale of Compass Production Partners, LP, HRG’s former subsidiary (“Compass”), in Fiscal 2016, HRG no longer owns, directly or indirectly, any oil and gas properties and as a result, the results of Compass were presented as discontinued operations for Fiscal 2016, Fiscal 2015, Fiscal 2014 and Fiscal 2013. In addition, cash and cash equivalents excludes the cash and cash equivalents from the Insurance Operations (businesses classified as held for sale) and Compass.
(2)	Fiscal 2017 operating results include the PetMatrix business operations since June 1, 2017 and GloFish business operations since May 12, 2017. Fiscal 2015 operating results include the AAG business operations since the acquisition date of May 21, 2015, Salix operations since the acquisition date of January 16, 2015; European IAMS and Eukanuba pet food business operations since the acquisition date of December 31, 2014; and Tell operations since the acquisition date of October 1, 2014. The AAG business contributed $160.5 million in revenues and recorded an operating profit of $21.8 million for the period from May 21, 2015 through September 30, 2015. Fiscal 2014 operating results include the Liquid Fence Company (“Liquid Fence”) operations since the acquisition date of January 2, 2014. Fiscal 2013 operating results includes the HHI business operations since the acquisition date of December 17, 2012. The HHI business contributed $869.6 million in revenues and recorded an operating profit of $88.7 million for the period from December 30, 2012 through September 30, 2013.
(3)	In Fiscal 2017, operating income included an impairment of indefinite-lived intangible assets of $16.3 million. In Fiscal 2016, HRG recorded a loan loss provision of $12.8 million for credit losses on Salus’ asset-based loan portfolio and impairments of $10.7 million to goodwill of CorAmerica Capital, LLC, HRG’s former subsidiary (“CorAmerica”). In addition, a $2.7 million impairment on indefinite-lived intangible asset was recorded due to the reduction in value of certain tradenames in response to changes in Spectrum’s strategy. In Fiscal 2015, HRG recorded $88.0 million loan loss provision related to deterioration in Salus’ asset-based loan portfolio, including $60.7 million related to the bankruptcy of RadioShack Corporation (“RadioShack”), a significant former Salus borrower. HRG also recorded impairments of $60.2 million to goodwill and the intangible assets as a result of the change of strategic direction of HRG’s former subsidiary, Frederick’s of Hollywood Group Inc. (“FOH”). In April 2015, FOH, its parent company, FOHG Holdings, LLC and their subsidiaries (together, “FOHG”) filed for bankruptcy, and any remaining assets and liabilities were deconsolidated. Upon deconsolidation, HRG recognized a gain of $38.5 million, primarily resulting from the elimination of FOH’s cumulative historical losses. Following the completion of the bankruptcy of FOHG, such entities ceased to be subsidiaries of HRG. Fiscal 2015 also includes $61.1 million of acquisition and integration-related charges, a portion of which was associated with the AAG business acquisition. Fiscal 2013 includes $53.2 million of acquisition and integration-related charges principally associated with the HHI business acquisition.
(4)	Fiscal 2017, Fiscal 2016, Fiscal 2015, Fiscal 2014 and Fiscal 2013 interest expenses included $6.5 million, $21.4 million, $58.8 million, $9.2 million and $210.1 million, respectively, related to the refinancing, prepayment and/or amendment of various senior debt. Such charges include cash fees and expenses of $4.6 million, $15.6 million, $46.0 million, $0.0 million and $181.2 million, respectively, and non-cash charges for write-off and accelerated amortization of unamortized debt issuance costs and discount/premium of $1.9 million, $5.8 million, $12.8 million, $9.2 million and $28.9 million, respectively.
(5)

Fiscal 2017, Fiscal 2016, Fiscal 2015, Fiscal 2014 and Fiscal 2013 income tax expense of $38.1 million, $58.4 million, $1.3 million, $59.3 million and $26.3 million, respectively, include non-cash charges

(benefits) of approximately $79.6 million, $(45.7) million, $190.8 million, $(31.0) million and $152.9 million, respectively, resulting primarily from an increase (decrease) in the valuation allowance against certain net deferred tax assets.
(6)	See Exhibit 99.6 Note 24, Earnings per Share, to the Consolidated Financial Statements included in HRG’s Current Report on Form 8-K filed on April 2, 2018 for further details regarding the calculation of net income (loss) per common share. In Fiscal 2014, diluted weighted average common shares outstanding did not reflect the conversion effect of the HRG Series A Preferred Stock and HRG’s Series A-2 Participating Convertible Preferred Stock (together with the HRG Series A Preferred Stock, the “HRG Preferred Stock”) for the portion of the period that these securities were outstanding, or the exercise of dilutive common stock equivalents as both would be antidilutive. In Fiscal 2013, diluted weighted average common shares outstanding did not reflect any conversion effect of the HRG Preferred Stock or the exercise of dilutive common stock equivalents as both would be antidilutive. For the six months ended March 31, 2018, Fiscal 2017, Fiscal 2016 and Fiscal 2015, the conversion effect of the HRG Preferred Stock had no impact on the diluted weighted average common shares as the HRG Preferred Stock was converted in the third quarter of Fiscal 2014.

SELECTED SPECTRUM AND HRG UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected unaudited pro forma condensed consolidated financial data (the “Selected Pro Forma data”) give effect to the Merger. The Merger will be accounted for as an acquisition of a non-controlling interest under ASC 810-10. In accounting for the Merger, HRG will apply its historical accounting policies and recognize the assets and liabilities of Spectrum at their respective historical values as of the closing date of the Merger.

The selected unaudited pro forma condensed consolidated statement of financial position data at March 31, 2018 are presented on a basis to reflect the Merger as if it had occurred on March 31, 2018. The selected unaudited pro forma condensed consolidated statements of income data for the year ended September 30, 2017 and the six months ended March 31, 2018 are presented on a basis to reflect the Merger as if it had occurred on October 1, 2016.

The Selected Pro Forma data has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed consolidated financial statements. In addition, the Selected Pro Forma data are based on, and should be read in conjunction with, HRG’s historical audited consolidated financial statements and notes thereto included in HRG’s Current Report on Form 8-K dated March 30, 2018, HRG’s historical unaudited consolidated financial statements included in HRG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, Spectrum’s historical audited consolidated financial statements and notes thereto included in Spectrum’s Current Report on Form 8-K dated March 30, 2018 and Spectrum’s historical unaudited consolidated financial statements contained in Spectrum’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2018.

HRG’s historical consolidated financial information has been adjusted in the Selected Pro Forma data to give effect to pro forma events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the selected unaudited pro forma condensed consolidated statement of operations data, expected to have a continuing impact on results. The Selected Pro Forma data do not include any adjustments related to cost savings, operating synergies, tax benefits or revenue enhancements (or the necessary costs to achieve such benefits) that are expected to result from the Merger.

The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the Merger. The Selected Pro Forma data are provided for illustrative purposes only and do not purport to represent what actual results of operations or the consolidated financial position would have been had the Merger occurred on the date assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

	For the Six Months Ended March 31, 2018	For the Fiscal Year Ended September 30, 2017
Income Statement Data (In millions, except per share data):
Revenues	$1,412.6	$3,010.6
Operating income (loss)	78.9	305.4
Interest expense	(143.1)	(309.9)
Net income (loss) from continuing operations	58.4	(54.6)
Income (loss) from discontinued operations, net of tax	501.5	342.4
Net income (loss)	559.9	287.8
Amounts attributable to controlling interest:
Net income (loss) from continuing operations	57.8	(48.8)
Net income from discontinued operations	495.7	291.7

Net income attributable to controlling interest	$553.5	$242.9

Per Share Data:
Net income (loss) per common share:
Basic income (loss) from continuing operations	1.05	(0.87)
Basic income from discontinued operations	8.95	5.18

Basic	$10.00	$4.31

Diluted income (loss) from continuing operations	1.04	(0.87)
Diluted income from discontinued operations	8.92	5.18

Diluted	$9.96	$4.31

Balance Sheet Data (In millions):	As of March 31, 2018
Total assets	$8,592.8
Total debt	5,318.7
Total shareholders’ equity	1,664.9

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma per share information for Spectrum and HRG.

Historical Per Share Information of Spectrum and HRG. The historical per share information of each of Spectrum and HRG below is derived from the audited consolidated financial statements of each of Spectrum and HRG as of, and for the year ended, September 30, 2017 and the unaudited consolidated financial statements of Spectrum as of, and for the six months ended, April 1, 2018 and the unaudited consolidated financial statements of HRG as of, and for the six months ended, March 31, 2018. The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of the period.

Unaudited Pro Forma per Share Data. The unaudited pro forma per share data set forth below gives effect to the Merger and the Reverse Stock Split as if they had been completed on October 1, 2016, the first day of HRG’s fiscal year ended September 30, 2017. The pro forma net income per share from continuing operations is computed by dividing the pro forma net income from continuing operations by the pro forma weighted average number of shares outstanding. Based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement, each HRG shareholder is expected to receive approximately 0.1603 of a share of the post-Merger combined company stock for each share of pre-Merger HRG Common Stock that such shareholder owns. Each Spectrum shareholder, other than HRG, will receive one share of post-Merger HRG Common Stock for each share of pre-merger Spectrum Common Stock that such shareholder owns. Each Spectrum stockholder, other than HRG, will receive one share of the post-Merger HRG Common Stock for each share of pre-Merger Spectrum Common Stock that such stockholder owns. The pro forma book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed as if the Merger had been completed on October 1, 2016.

The unaudited pro forma per share data is derived from the audited consolidated financial statements of each of HRG and Spectrum as of, and for the year ended, September 30, 2017, and the unaudited consolidated financial statements of each of HRG and Spectrum as of, and for the six months ended, April 1, 2018 and the unaudited consolidated financial statements of HRG as of, and for the six months ended, March 31, 2018.

The unaudited pro forma per share data does not purport to represent the actual results of operations that HRG would have achieved had the companies been combined during these periods or to project the future results of operations that HRG may achieve after completion of the Merger.

Unaudited Equivalent Pro Forma per Share Data for Spectrum. The unaudited equivalent per share data for Spectrum is not presented. The unaudited equivalent per share data for Spectrum would be identical to the unaudited pro forma per share amounts because the Merger Exchange Ratio is equal to one share of HRG Common Stock for each share of Spectrum Common Stock.

Generally. You should read the below information in conjunction with the selected historical consolidated financial information included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of Spectrum and HRG and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated

Financial Data of Spectrum,” “Selected Historical Consolidated Financial Data of HRG” and “Where You Can Find More Information.” The unaudited pro forma per share data and the unaudited equivalent pro forma per share data for HRG is derived from, and should be read in conjunction with, the Spectrum and HRG unaudited pro forma condensed consolidated financial statements and related notes included in this joint proxy statement/prospectus. See “Spectrum and HRG Unaudited Pro Forma Condensed Consolidated Financial Statements.”

The pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of HRG. The pro forma per share data, although helpful in illustrating the financial characteristics of HRG under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results.

	As of/For the Six Months Ended April 1, 2018	As of/For the Year Ended September 30, 2017
Spectrum Historical per Common Share Data:
Net income from continuing operations—basic	$2.09	$2.13
Net income from continuing operations—diluted	$2.09	$2.12
Cash dividends paid	$0.84	$1.64
Book value	$29.53	$31.91

	As of/For the Six Months Ended March 31, 2018	As of/For the Year Ended September 30, 2017
HRG Historical per Common Share Data:
Net income (loss) from continuing operations—basic	$(0.04)	$(0.61)
Net income (loss) from continuing operations—diluted	$(0.04)	$(0.61)
Cash dividends paid	$—	$—
Book value	$3.42	$3.78
Unaudited Pro Forma per Share Data:
Net income (loss) from continuing operations—basic	$1.05	$(0.87)
Net income (loss) from continuing operations—diluted	$1.04	$(0.87)
Cash dividends paid	$0.88	$1.71
Book value	$29.84	N/A

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth, for the calendar periods indicated, the high and low sales prices per share of Spectrum Common Stock and per share of HRG Common Stock as reported by the NYSE. The Spectrum Common Stock is traded on the NYSE under the symbol “SPB,” and the HRG Common Stock is traded on the NYSE under the symbol “HRG.”

	Spectrum Common Stock		HRG Common Stock
	High	Low	High	Low
Fiscal 2016:
Three months ended December 31, 2015	$103.57	$89.87	$14.11	$11.63
Three months ended March 31, 2016	$110.39	$87.65	$14.04	$10.28
Three months ended June 30, 2016	$122.52	$106.91	$14.59	$12.50
Three months ended September 30, 2016	$138.94	$114.63	$16.39	$13.14
Fiscal 2017:
Three months ended December 31, 2016	$138.10	$113.95	$16.08	$14.07
Three months ended March 31, 2017	$143.20	$118.93	$19.50	$15.19
Three months ended June 30, 2017	$146.09	$122.79	$20.17	$17.25
Three months ended September 30, 2017	$126.69	$102.27	$17.90	$14.74
Fiscal 2018:
Three months ended December 31, 2017	$117.25	$98.11	$17.73	$14.22
Three months ended March 31, 2018	$126.66	$89.36	$19.19	$14.30
Three months ending June 30, 2018 (through June 6, 2018)	$99.44	$71.03	$15.87	$11.12

The following table sets forth the closing sale prices per share of Spectrum Common Stock and HRG Common Stock as reported on the NYSE as of February 23, 2018, the last trading day before the public announcement of the Merger Agreement, and as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus. The table also shows the equivalent implied value of a share of HRG Common Stock on each of the dates, which has been determined by multiplying the market price of a share of Spectrum Common Stock on each of the dates by the Share Combination Ratio, calculated based on (i) the 20-trading-day volume-weighted average share price per share of Spectrum Common Stock ending on such date, 2018, (ii) the number of shares of Spectrum Common Stock outstanding, the number of shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of such date, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement.

	Spectrum Share	HRG Share	Implied Value of HRG Share
February 23, 2018	$103.61	$15.90	$16.96
June 6, 2018	$81.50	$12.98	$13.06

The market prices of Spectrum Common Stock and HRG Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Spectrum Special Meeting and the HRG Special Meeting and the date the

Merger is consummated and thereafter. No assurance can be given concerning the market prices of Spectrum Common Stock or HRG Common Stock.

Dividends

Spectrum currently pays a quarterly dividend on shares of Spectrum Common Stock and last paid a dividend on March 13, 2018, of $0.42 per share. Under the terms of the Merger Agreement, during the period before the Effective Time, Spectrum is permitted to make its regular quarterly cash dividend payment not in excess of $0.42 per share per quarter, provided the record date is not more than four business days prior to the anniversary of the record date of Spectrum’s regular quarterly dividend for the corresponding quarter of the prior fiscal year, but is not permitted to declare, set aside or pay any other dividend or distribution.

HRG does not currently pay dividends on its shares. Under the terms of the Merger Agreement, during the period before the Effective Time, HRG is not permitted to declare, set aside or pay any dividend or other distribution.

After the Effective Time, former Spectrum stockholders who hold shares of HRG Common Stock into which their shares of Spectrum Common Stock have been converted in connection with the Merger will receive whatever dividends are declared and paid on shares of HRG Common Stock. However, no dividend or other distribution having a record date after the Effective Time will actually be paid with respect to any HRG Common Stock into which shares of Spectrum Common Stock have been converted in connection with the Merger until the certificates formerly representing shares of Spectrum Common Stock have been surrendered (or the book-entry shares formerly representing shares of Spectrum Common Stock have been transferred), at which time any accrued dividends and other distributions on those shares of HRG Common Stock will be paid without interest.

Subject to the limitations set forth in the Merger Agreement described above, any future dividends by Spectrum or HRG will be made at the discretion of the board of directors of Spectrum or HRG, as applicable. It is expected that, following the Merger, HRG will continue Spectrum’s current dividend practice. However, there can be no assurance that any future dividends will be declared or paid by Spectrum or HRG or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward- Looking Statements” of this joint proxy statement/prospectus, Spectrum stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Spectrum Proposals, and HRG stockholders should carefully consider the following risks in deciding whether to vote for the approval of the HRG Proposals. Descriptions of some of these risks can be found in the Annual Reports of Spectrum and HRG on Form 10-K for the fiscal year ended September 30, 2017, and any amendments thereto, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its annexes and exhibits and the other documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Risks Related to the Merger

Because the market price of shares of HRG Common Stock and Spectrum Common Stock will fluctuate, HRG stockholders cannot be sure of the value of their shares following the Merger and Spectrum stockholders cannot be sure of the value of the Merger Consideration they will receive pursuant to the Merger Agreement.

In the Merger, each of the outstanding shares of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to (i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement. Thereafter, each Spectrum share issued and outstanding immediately prior to the Effective Time will be converted into, subject to certain exceptions, into the right to receive one share of HRG Common Stock.

Based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement, the 0.1603 of a share of HRG Common Stock that the HRG stockholders are expected to hold after the Merger in respect of each share of HRG Common Stock they held immediately prior to the Effective Time would have a value of approximately $13.06.

The exact value of the shares of HRG Common Stock that the Spectrum and HRG stockholders will hold after the Merger will not be known at the time of the Spectrum Special Meeting or the HRG Special Meeting and may be greater than, the same as or less than the current prices at the time of the Spectrum Special Meeting or the HRG Special Meeting. The market prices of Spectrum Common Stock and HRG Common Stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects of Spectrum and HRG, and an evolving regulatory landscape. Market assessments of the benefits of the Merger and the likelihood that the Merger will be consummated, as well as general and industry specific market and economic conditions, may also impact market prices of Spectrum Common Stock and HRG Common Stock. Many of these factors are beyond Spectrum’s and HRG’s control. You should obtain current market price quotations for Spectrum Common Stock and for HRG Common Stock, but as indicated above, the prices at the time the Merger is consummated may be greater than, the same as or less than such price quotations.

The Merger Agreement and Amended HRG Charter contain restrictions on the amount of HRG Common Stock that may be issued in the Merger.

In order to preserve HRG’s ability to utilize certain tax attributes, no HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming a holder of more than 4.9% of Corporation Securities (as defined in the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a Spectrum stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter will instead be treated as “Excess Securities” (as defined in Article XIII of the Amended HRG Charter) and be delivered to one or more charitable organizations described in Section 501(c)(3) of the Code or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder.

Because the Share Combination Ratio is not fixed and will vary with market prices, among other things, the number of shares of HRG Common Stock to be received by holders of HRG Common Stock in the Reverse Stock Split, and therefore the portion of HRG following the Merger represented by the shares of HRG Common Stock issued to Spectrum stockholders in the Merger, will change between now and the time the Merger is consummated.

The exact value of the shares of HRG Common Stock to be received by the HRG stockholders and the Spectrum stockholders will depend in part on the trading prices of the Spectrum Common Stock and the HRG Common Stock at the Effective Time. In the Merger, each outstanding share of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio, which will be determined by calculating, among other things, the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date. For additional information, see “The Merger—Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split.”

The Merger Agreement is subject to certain conditions; the Merger may not be consummated on the terms or timeline currently contemplated, or at all, and the Merger Agreement may be terminated in accordance with its terms.

The Merger Agreement contains a number of conditions that must be fulfilled or, to the extent permitted by applicable law or the Merger Agreement, waived, to consummate the Merger. Those conditions include: (i) the approval of the Spectrum Merger Proposal by the Spectrum stockholders (see section entitled “Spectrum Proposals—Spectrum Proposal 1: The Spectrum Merger Proposal” for a discussion on the Spectrum Merger Proposal), (ii) the approval of the HRG Required Proposals by HRG stockholders (see section entitled “The HRG Special Meeting” for a discussion on the HRG Required Proposals), (iii) the absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the consummation of the proposed Merger, (iv) the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and the absence of any stop order issued by the SEC suspending the effectiveness of the Form S-4, (v) the listing on the NYSE of the shares of HRG Common Stock to be issued to the Spectrum stockholders in the Merger, subject to official notice of issuance, (vi) the receipt of a tax opinion by Spectrum and/or HRG that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code,

(vii) the accuracy of certain representations and warranties of Spectrum, Merger Sub and HRG contained in the Merger Agreement and the performance in all material respects by the parties of the covenants contained in the Merger Agreement, (viii) the absence of a material adverse effect on either party since the date of the Merger Agreement (see section entitled “—Definition of ‘Material Adverse Effect’” for a discussion on the meaning of “material adverse effect”) and (ix) other conditions specified in the Merger Agreement.

Spectrum and HRG cannot assure that the Merger will be consummated on the terms or timeline currently contemplated or at all. Many of the conditions to the closing of the Merger are not within the control of Spectrum or HRG, and neither company can predict when or if these conditions will be satisfied. The failure to meet all of the required conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause each of Spectrum and HRG to incur additional costs and expenses and/or not to realize some or all of the benefits that each expects to achieve if the Merger is successfully completed within its expected timeframe.

In addition, if the Merger is not consummated by October 8, 2018, either Spectrum or HRG may choose not to proceed with the Merger. Spectrum or HRG may also terminate the Merger Agreement in certain other circumstances. Specifically, Spectrum may terminate the Merger Agreement if the HRG board of directors makes a change of recommendation and HRG may terminate the Merger Agreement if the Spectrum board of directors makes a change of recommendation. The parties can also mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, whether before or after the Spectrum stockholder approval or the HRG stockholder approval. See “The Transaction Agreements—Description of the Merger Agreement—Termination of the Merger Agreement.”

The Merger Agreement contains provisions that restrict the ability of the HRG board of directors or the Spectrum board of directors to pursue alternatives to the Merger and to change its recommendation that HRG stockholders or Spectrum stockholders, as applicable, vote for the approval of the Merger and the related proposals.

Under the Merger Agreement, HRG and Spectrum are restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from a third party. However, the foregoing restrictions do not apply to any inquiry, proposal or offer with respect to (i) any transaction that relates specifically to the battery or appliances business of Spectrum and its subsidiaries or (ii) any other transaction that would not reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated by the Merger Agreement, so long as Spectrum keeps HRG informed on a reasonably current basis of the status of such transaction. Further, subject to the parties’ rights to terminate the Merger Agreement, each party has agreed to use reasonable best efforts to submit the Merger in the manner described in this joint proxy statement/prospectus to a vote of its stockholders for approval notwithstanding any change in recommendation by its board of directors.

Each of HRG and Spectrum may terminate the Merger Agreement upon a change in recommendation by the other party’s board of directors. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of HRG or Spectrum from considering or proposing an alternative business combination transaction with HRG or Spectrum. If HRG stockholders approve the HRG Required Proposals at the HRG Special Meeting or if Spectrum stockholders approve the Spectrum Merger Proposal at the Spectrum Special Meeting, HRG or Spectrum, as applicable, will be restricted under the terms of the Merger Agreement (without exception) from having any discussions or negotiations with any third party that may have an interest in entering into an alternative business combination transaction with HRG or Spectrum, as applicable. See “The Transaction Agreements—Description of the Merger Agreement—Termination of the Merger Agreement.”

The pendency of the Merger could materially adversely affect the business, financial condition, results of operations or cash flows of Spectrum.

Uncertainty about the effect of the Merger on stockholders, customers, suppliers and employees may have an adverse effect on Spectrum. Some stockholders, customers, suppliers, employees and others who deal with Spectrum may seek to change existing relationships with Spectrum or delay decisions to continue or expand their relationships with the companies. Current and prospective employees may experience uncertainty about their future roles, which may affect Spectrum’s ability to attract, retain and motivate key personnel. If employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, HRG following the Merger could face disruptions in its operations, loss of expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger. Any such negative impact would adversely effect HRG as the largest stockholder of Spectrum prior to the Merger or as the surviving entity following the completion of the Merger.

HRG and Spectrum are subject to restrictive interim operating covenants during the pendency of the Merger.

HRG and Spectrum are subject to contractual restrictions while the Merger is pending, which could adversely affect their respective businesses and operations. These restrictions may prevent HRG from taking certain actions before the closing of the Merger or the termination of the Merger Agreement and adversely affect HRG’s ability to execute certain of its business strategies, including HRG share repurchases, certain actions relating to material contracts, certain employee benefit changes, certain capital expenditures, payments of dividends, pledges of capital stock, liquidation or dispositions and mergers or otherwise pursuing certain business opportunities, or making certain changes to its capital stock, that the HRG board of directors may deem beneficial. Although less restrictive than those imposed on HRG, the Merger Agreement does impose certain restrictive interim covenants on Spectrum. These restrictions may prevent Spectrum from taking certain actions before the closing of the Merger or the termination of the Merger Agreement and adversely affect Spectrum’s ability to execute certain of its business strategies, including Spectrum’s payment of dividends (other than its ordinary course dividend of up to $0.42 per share per calendar quarter), issuance of capital stock, making certain acquisitions or otherwise pursuing certain business opportunities (other than a transaction that relates specifically to the battery or appliances business of Spectrum and its subsidiaries), or making certain changes to its capital stock, that the Spectrum board of directors may deem beneficial. See “The Transaction Agreements—Description of the Merger Agreement—Conduct of Business Pending the Merger.”

Spectrum and HRG directors and officers have interests in the Merger that may be different from, or in addition to, the interests of Spectrum stockholders and HRG stockholders.

In considering the recommendation of the Spectrum board of directors, Spectrum stockholders should be aware that certain of Spectrum’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Spectrum’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of Spectrum as directors of HRG, the continued employment of certain executive officers of Spectrum by HRG following the Merger, the treatment in the Merger of equity award and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses to Spectrum directors and officers. The members of the Spectrum Special Committee and the Spectrum board of directors were aware of these interests and considered them, among others, in their authorization, approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby and their recommendation that Spectrum’s stockholders adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby. See “The Merger—Background of the Merger,” “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors” and “The Merger—Interests of Spectrum’s Directors and Officers in the Merger” for further discussion of these matters.

In considering the recommendation of the HRG board of directors, HRG stockholders should be aware that certain of HRG’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of HRG’s stockholders generally, including as a result of their relationships with Leucadia or Fortress. These interests may present such executive officers and directors with actual or potential conflicts of interest. The members of the HRG board of directors were aware of and considered these interests relating to HRG, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that HRG stockholders approve the HRG Required Proposals. See “The Merger—Background of the Merger,” “The Merger—HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors” and “The Merger—Interests of HRG’s Directors and Officers in the Merger” for further discussion of these matters.

Leucadia and Fortress have interests in the Merger that may be different from, or in addition to, the interests of Spectrum stockholders and HRG stockholders.

In considering the recommendation of the HRG board of directors, HRG stockholders should be aware that Leucadia and Fortress have interests in the Merger that may be different from, or in addition to, those of HRG’s stockholders generally. The members of the HRG board of directors were aware of and considered these interests relating to HRG, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that HRG stockholders approve the HRG Required Proposals. See “The Merger—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders” for further discussion of these matters.

The HRG Common Stock following the Reverse Stock Split and the Merger will have different rights from the HRG Common Stock and the Spectrum Common Stock prior to the Reverse Stock Split and the Merger.

Upon consummation of the Reverse Stock Split and the Merger, the rights of former holders of HRG Common Stock will be governed by the Amended HRG Charter, the Amended HRG Bylaws and Delaware law. The rights currently associated with HRG Common Stock or Spectrum Common Stock are different from the rights that will be associated with HRG Common Stock following the Reverse Stock Split and the Merger. For a discussion of the different rights currently associated with HRG Common Stock and Spectrum Common Stock and to be associated with HRG Common Stock following the Reverse Stock Split and the Merger, see “Comparison of Stockholder Rights” and “—Risks Related to Our Business—Certain provisions of the Amended HRG Charter, Amended HRG Bylaws and of the DGCL will have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests.”

Following the consummation of the Merger, the composition of the HRG board of directors will be different than the composition of the current Spectrum board of directors and the current HRG board of directors.

Upon consummation of the Merger, the composition of the HRG board of directors will be different than the current Spectrum board of directors and the current HRG board of directors. Upon the consummation of the Merger, the HRG board of directors will consist of all of the directors of the Spectrum board of directors immediately prior to the closing (other than Mr. Zargar who will resign from the Spectrum board of directors immediately prior to the closing) and an independent director designated by Leucadia. This new composition of the HRG board of directors may affect the future decisions of HRG.

Leucadia and Fortress will be significant stockholders of HRG following the Merger and if a large percentage of their holdings were sold or otherwise disposed of, the stock price of the shares of HRG Common Stock could decline.

At the closing of the Merger, Leucadia and Fortress are expected to beneficially own approximately 14% and 10% of outstanding shares of HRG Common Stock, respectively, based on (i) their beneficial ownership of approximately 23% and 16% of the shares of HRG Common Stock as of June 6, 2018, respectively, (ii) the

20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iv) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (v) a $200.0 million upward adjustment contemplated by the Merger Agreement. Pursuant to the Amended HRG Charter, Leucadia and Fortress will be subject to certain transfer restrictions as further discussed in “Comparison of Stockholder Rights,” and pursuant to the Post-Closing Stockholder Agreement, Leucadia will be subject to certain transfer restrictions as further discussed in “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement.” If in compliance with such restrictions or after their expiration, Leucadia or Fortress were to sell or otherwise transfer all or a large percentage of its holdings, the stock price of HRG Common Stock could decline.

The opinions of the financial advisors to the Spectrum Special Committee and the HRG board of directors do not reflect changes in circumstances that may have occurred or that may occur between the signing of the Merger Agreement and the closing of the Merger.

The opinion rendered to the Spectrum Special Committee by Moelis and the opinion rendered to the HRG board of directors by J.P. Morgan were provided in connection with, and at the time of, Spectrum Special Committee’s and the HRG board of directors’ respective evaluation of the Merger. Neither the Spectrum Special Committee nor the HRG board of directors has obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus or as of any other date, nor will either receive updated, revised or reaffirmed opinions prior to the consummation of the Merger. Changes in the operations and prospects of Spectrum or HRG, general market and economic conditions and other factors that may be beyond the control of Spectrum or HRG, and on which Moelis and J.P. Morgan’s opinions were based, may significantly alter the value of Spectrum or HRG or the prices of Spectrum Common Stock or HRG Common Stock by the time the Merger is consummated. The opinions do not speak as of the time the Merger will be consummated or as of any date other than the date of such opinions. Because Moelis and J.P. Morgan will not be updating their opinions, the opinions do not address the fairness of the Merger Consideration or the Share Combination Ratio, respectively, from a financial point of view, at any time other than the time such opinions were issued, even though the Spectrum board of directors’ recommendation, based on the Spectrum Special Committee’s unanimous recommendation, that Spectrum stockholders vote “FOR” the Spectrum Proposals and the HRG board of directors’ recommendation that HRG stockholders vote “FOR” the HRG Proposals are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the Spectrum Special Committee received from Moelis and the HRG board of directors received from J.P. Morgan, see “The Merger—Opinion of the Spectrum Special Committee’s Financial Advisor” and “The Merger—Opinion of HRG’s Financial Advisor.”

Failure to consummate the Merger could negatively impact respective future stock prices, operations and financial results of Spectrum and HRG.

If the Merger is not consummated for any reason, Spectrum and HRG may be subjected to a number of material risks. The price of Spectrum Common Stock and the price of HRG Common Stock may decline to the extent that their current market prices reflect a market assumption that the Merger will be consummated and will be beneficial to the value of the business of HRG following the Merger. In addition, some costs related to the Merger must be paid by Spectrum and HRG whether or not the Merger is consummated. Furthermore, Spectrum and HRG may experience negative reactions from their respective stockholders, customers, suppliers and employees if the Merger is not consummated.

Furthermore, if the Merger is not consummated, HRG may undertake a new strategic review process to search for alternative ways to optimize stockholder value, and such alternatives may differ significantly from

HRG’s current strategy. The pursuit of a new strategic direction poses inherent risks, and could lead to temporary or permanent negative impacts on HRG’s stock prices, operations and financial results.

Spectrum and HRG stockholders will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Holders of shares of Spectrum Common Stock and shares of HRG Common Stock will not have appraisal rights in connection with the Merger or the other transactions contemplated by the Merger Agreement.

The Merger may disrupt attention of Spectrum’s management or HRG’s management from ongoing business operations.

Each of Spectrum and HRG has expended, and expects to continue to expend, significant management resources to complete the Merger. Their respective management’s attention may be diverted away from the day-to-day operations of their respective business, implementing initiatives to improve performance throughout the remainder of fiscal 2018 and execution of existing business plans in an effort to complete the Merger. This diversion of management resources could disrupt their respective operations and may have an adverse effect on their respective business, financial conditions and results of operations.

The issuance of the shares of HRG Common Stock to holders of Spectrum Common Stock in connection with the Merger materially increases the risk that HRG could experience an “ownership change” for U.S. federal income tax purposes, which could materially affect HRG’s ability to utilize its net operating losses and capital loss carryforwards and adversely impact HRG’s results of operations.

HRG has substantial deferred tax assets related to net operating losses (“NOLs”) and capital loss carryforwards (together with the NOLs, the “Tax Attributes”) for U.S. federal and state income tax purposes, which HRG currently expects to be available to offset future taxable income. HRG’s ability to utilize or realize the current carrying value of the NOLs and capital loss carryforwards may be impacted by certain events, including annual limits imposed under Section 382 of the Code, or applicable provisions of state law, as a result of an “ownership change.” Although HRG does not currently anticipate that the issuance of the shares of HRG Common Stock to holders of Spectrum Common Stock in connection with the Merger will result in an “ownership change” for U.S. federal and applicable state income tax purposes, the issuance of such shares materially increases the risk that HRG could experience an “ownership change” in the future as a result of future issuances of shares or certain direct or indirect changes in the ownership of such shares or other securities (e.g., as a result of a disposition of shares currently owned by existing “5% stockholders”). In addition, although Leucadia’s and Fortress’s ability to dispose of shares of HRG Common Stock owned by them will be subject to certain transfer restrictions in the Amended HRG Charter that are designed to prevent an “ownership change” from occurring, such restrictions will expire on the second anniversary of the closing or earlier in certain specified circumstances. As a result, HRG could experience an “ownership change” in the future as a result of transfers by Leucadia and Fortress following the expiration of such transfer restrictions.

An “ownership change” is generally defined as a cumulative increase of 50 percentage points or more (by value) in the ownership positions of certain “5% stockholders” of a corporation during a rolling three year period. Upon an “ownership change,” a corporation generally is subject to an annual limit on the ability to utilize pre-change NOLs and capital loss carryforwards to offset future taxable income and gain in an amount equal to the value of the corporation’s market capitalization immediately before the “ownership change” multiplied by the adjusted long-term tax-exempt rate set by the Internal Revenue Service (the “IRS”). Since NOLs generally may be carried forward for up to 20 years, any such annual limitation may result in the inability to utilize certain pre-change NOLs and other tax attributes.

In the event an “ownership change” were to occur, HRG could lose the ability to use a significant portion of its NOLs and capital loss carryforwards. Any permanent loss could have a material adverse effect on HRG’s results of operations and financial condition.

Each of Spectrum and HRG may refuse to close in the event the other experiences a “material adverse effect,” which is defined with respect to HRG to include a monetary threshold below which adverse effects will not trigger Spectrum’s right to terminate the Merger Agreement, and shareholder litigation related to the Merger and impairments of HRG’s tax attributes are both expressly excluded from triggering an HRG “material adverse effect.”

The respective obligations of the parties to consummate the transactions contemplated by the Merger Agreement are subject to the performance of the other party’s covenants and accuracy of certain of its representations and warranties up to a “material adverse effect” threshold.

A material adverse effect will be deemed to have occurred, with respect to HRG, only if all the applicable effects have resulted or would reasonably be expected to result in a net adverse impact in excess of $100,000,000 to the business, financial condition or results of operations of HRG and its subsidiaries (excluding Spectrum and its subsidiaries).

Furthermore, in addition to customary exclusions from the definition of “material adverse effect,” any effects relating to tax attributes of HRG (including net operating losses of HRG) and any effects relating to the existence of the Merger Agreement (including shareholder litigation relating to the Merger Agreement) will not count toward the occurrence of an HRG material adverse effect.

Risks Related to Our Business

Spectrum and HRG may fail to realize all of the anticipated benefits of the Merger or those benefits may take longer to realize than expected.

The anticipated benefits of the Merger depend on factors that are outside of the control of HRG and Spectrum and/or will be outside the control of HRG, including, among others, the possibility that contingent liabilities of HRG are larger than expected and the potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Merger. Any one of these factors could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of HRG. Any failure to realize the anticipated benefits of the Merger could cause an interruption of, or a loss of momentum in, the activities of HRG and could adversely affect the results of operations of HRG. The Merger may also result in material unanticipated problems, expenses, liabilities and diversion of management attention.

In addition, the full benefits of the Merger may not be realized. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in operating the business of HRG. All of these factors could cause dilution to the earnings per share of HRG, decrease or delay the expected accretive effect of the Merger and negatively impact the price of the shares of HRG Common Stock. As a result, it cannot be assured that the combination of Spectrum and HRG will result in the realization of the full benefits anticipated from the Merger within the anticipated time frames, or at all.

Spectrum and HRG will incur direct and indirect costs and expenses as a result of the Merger.

Spectrum and HRG will incur costs and expenses in connection with and as a result of consummating the Merger. The transaction costs incurred by HRG will reduce the number of shares of HRG Common Stock that HRG stockholders will receive in the Reverse Stock Split. A portion of the transaction costs related to the Merger will be incurred regardless of whether the Merger is consummated. While Spectrum and HRG have assumed that a certain magnitude of transaction expenses will be incurred, factors beyond Spectrum’s and HRG’s control could affect the total amount or the timing of these expenses. These expenses may exceed the costs historically borne by Spectrum and HRG. These costs could adversely affect the financial condition and results of operations of Spectrum and HRG prior to the consummation of the Merger and of HRG following the consummation of the Merger.

All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne by the party incurring such fees or expenses, except that Spectrum will pay any SEC filing fees, exchange agent or transfer agent fees and expenses, amounts incurred by HRG relating to its efforts to cooperate with financing activities undertaken by Spectrum in connection with the Merger (if applicable), and any fees payable to any stock exchange or to FINRA in connection with the Merger Agreement and the transactions contemplated thereby. Due to HRG’s ownership of approximately 62% of Spectrum (as of June 6, 2018), holders of HRG Common Stock will indirectly bear its allocable share of these amounts. Except to the extent described in the preceding two sentences, holders of HRG Common Stock will directly bear, in the form of an adjustment to the Share Combination Ratio, the aggregate amount of all incurred but unpaid HRG third-party advisor fees and expenses and, except for consideration payable or issuable pursuant to the terms of the Merger Agreement, any change of control, retention bonus, termination, severance or other similar payments and any employer-paid portion of any employment and payroll taxes related thereto.

HRG’s actual financial positions and results of operations following the Merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for informational purposes only and may not be an indication of what HRG’s financial position or results of operations would have been had the Merger been consummated on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Spectrum and HRG and certain adjustments and assumptions regarding HRG after giving effect to the Merger. The assets and liabilities of HRG have been measured at historical values.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect HRG’s financial condition or results of operations following the consummation of the Merger. Any material variance from the pro forma financial information may cause significant variations in the market price of HRG Common Stock. See “Spectrum and HRG Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Upon completion of the Merger, HRG will have more debt than either HRG or Spectrum alone.

HRG will be subject, after closing, to the net indebtedness at closing of each of HRG and Spectrum, and the limitations on its business and operations resulting from that debt and the terms of any debt agreements of HRG or Spectrum. HRG and Spectrum cannot predict the terms of any subsequent debt arrangements HRG will enter into, which may be less favorable than HRG’s existing loan agreement dated as of January 13, 2017 (the “2017 Loan”).

HRG’s level of indebtedness could have the effect, among other things, of reducing its flexibility to respond to changing business and economic conditions and increasing its interest expense. The increased levels of indebtedness following completion of the Merger could also reduce funds available for HRG’s investments in capital expenditures, share repurchases, dividend payments and other activities and may create competitive disadvantages for HRG relative to competitors with lower debt levels.

Certain provisions of the Amended HRG Charter, Amended HRG Bylaws and of the DGCL will have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests.

Certain provisions of the Amended HRG Charter may have the effect of delaying or preventing changes in control if HRG’s board of directors determines that such changes in control are not in the best interests of HRG and its stockholders. Such provisions include, among other things, those that:

•	provide for a classified board of directors with staggered three-year terms;

•	authorize the board of directors to issue preferred shares and to determine the terms, including the number of shares, voting powers, redemption provisions, dividend rates, liquidation preferences and conversion rights, of those shares, without stockholder approval;

•	increase the number of authorized preferred shares from 10 million to 100 million;

•	permit the removal of directors by the stockholders only for cause and then only by the affirmative vote of a majority of the outstanding shares of HRG Common Stock;

•	opt in to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” with any interested stockholder (generally speaking a stockholder who holds 15% or more of HRG’s voting stock) for three years from the date such stockholder becomes an interested stockholder unless certain conditions are met; and

•	subject to certain exceptions, prohibit any person from acquiring shares of HRG Common Stock if such person is, or would become as a result of the acquisition, a “Substantial Holder” (as defined in the Amended HRG Charter).

These provisions may frustrate or prevent attempts by stockholders to cause a change in control of HRG or to replace members of its board of directors. For more information, see “Comparison of Stockholder Rights.”

Risks Related to Spectrum’s Business

You should read and consider the risk factors specific to Spectrum’s business that will also affect HRG after the Merger. These risks are described in Spectrum’s Current Report on Form 8-K filed on March 30, 2018, as such risks may be updated or supplemented in Spectrum’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to HRG’s Business

You should read and consider the risk factors specific to HRG’s businesses that will continue to affect the HRG after the Merger. These risks are described in HRG’s Current Report on Form 8-K filed on April 2, 2018, as such risks may be updated or supplemented in HRG’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this joint proxy statement/prospectus may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this joint proxy statement/prospectus. Actual results may differ materially as a result of (1) the ability to consummate the Merger on the expected terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the required stockholder approval; (2) any delay or inability of HRG to realize the expected benefits of the Merger (including those relating to tax attributes of HRG); (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the shares of HRG Common Stock to be issued in the Merger; (5) the risk of unexpected significant transaction costs and/or unknown liabilities; (6) potential litigation relating to the proposed Merger; (7) the outcome of Spectrum’s previously announced transaction to sell its Global Battery and Lighting Business (as defined in Spectrum’s annual report on Form 10-K for the fiscal year ended September 30, 2017) and exploration of strategic options for its Appliances business, including uncertainty regarding consummation of any such transaction or transactions and the terms of such transaction or transactions, if any, and, if consummated, Spectrum’s ability to realize the expected benefits of such transaction; (8) the impact of actions taken by significant stockholders; (9) the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities; (10) the potential disruption to Spectrum’s or HRG’s business or diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the proposed Merger, the previously announced transaction to sell Spectrum’s Global Battery and Lighting Business, in connection with the strategic options for Spectrum’s Appliances business or otherwise; and (11) general economic and business conditions that affect HRG following the consummation of the Merger. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the combined securities filings of Spectrum and SB/RH Holdings, LLC, including their most recently filed Annual Report on Form 10-K, as amended on November 17, 2017 and January 23, 2018, as updated in subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and those set forth in the securities filings of HRG, including its most recently filed Annual Report on Form 10-K.

Spectrum and HRG also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Except as required by law, Spectrum and HRG undertake no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect actual outcomes.

THE SPECTRUM SPECIAL MEETING

Date, Time and Place of the Spectrum Special Meeting

The Spectrum Special Meeting will be held at 9:30 AM, local time, on July 13, 2018, at Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022. On or about June 12, 2018, Spectrum commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the Spectrum Special Meeting.

Purpose of the Spectrum Special Meeting

At the Spectrum Special Meeting, Spectrum stockholders will be asked to consider and vote upon the following items:

1.	the Spectrum Merger Proposal;

2.	the Spectrum Adjournment Proposal; and

3.	the Spectrum Advisory HRG Charter Amendment Proposals, which include:

•	the Spectrum Advisory HRG Section 203 Proposal;

•	the Spectrum Advisory HRG Reverse Stock Split Proposal;

•	the Spectrum Advisory HRG Common Stock Proposal;

•	the Spectrum Advisory HRG Preferred Stock Proposal;

•	the Spectrum Advisory HRG Section 382 Proposal; and

•	the Spectrum Advisory HRG Additional Charter Amendments Proposal.

No other business will be acted upon at the Spectrum Special Meeting.

Spectrum and HRG entered into the HRG Voting Agreement, pursuant to which HRG has agreed to vote all of its shares of Spectrum Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The HRG Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms. These shares represent approximately 62% of the aggregate voting power of all shares of Spectrum Common Stock as of the Spectrum Record Date.

Spectrum Record Date and Quorum

Record Date

The Spectrum board of directors has fixed the close of business on May 17, 2018 as the record date for determining the Spectrum stockholders entitled to receive notice of and to vote at the Spectrum Special Meeting.

As of the Spectrum Record Date, there were 55,358,038 shares of Spectrum Common Stock outstanding and entitled to vote at the Spectrum Special Meeting. Each share of Spectrum Common Stock entitles the holder to one vote at the Spectrum Special Meeting on each proposal to be considered at the Spectrum Special Meeting. Shares of Spectrum Common Stock that are held in treasury will not be entitled to vote at the Spectrum Special Meeting.

Quorum

The presence of the holders of shares of Spectrum Common Stock representing a majority of the voting power of all issued and outstanding shares of Spectrum Common Stock entitled to vote at the Spectrum Special

Meeting, in person or represented by proxy, is necessary to constitute a quorum at the Spectrum Special Meeting. Pursuant to the HRG Voting Agreement, HRG, which beneficially owns approximately 62% of the outstanding Spectrum Common Stock as of the Spectrum Record Date, has agreed to vote its shares of Spectrum Common Stock at the Spectrum Special Meeting, which would provide a quorum at the Spectrum Special Meeting, subject to the conditions set forth in the voting agreement.

Abstentions will be counted as present for purposes of determining a quorum. It is expected that all proposals to be voted on at the Spectrum Special Meeting will be “non-routine” matters. Banks, brokers and other nominees do not have discretionary voting power with respect to the approval of matters determined to be non-routine, without specific instructions from the beneficial owner. If a stockholder meeting consists of a mix of “routine” and non-routine matters, the banks, brokers or other nominees may exercise voting discretion over the routine matters and must refrain from voting on the non-routine matters, which are known as “broker non-votes.” When a special meeting is comprised of only non-routine matters and no proposal is considered routine, banks, brokers or other nominees, absent specific instructions from the beneficial owner, have no voting power over any matters and therefore no broker non-votes will result. Because all proposals at the Spectrum Special Meeting will be considered non-routine, we do not expect to receive any broker non-votes. Shares of Spectrum Common Stock held in treasury will not be included in the calculation of the number of shares of Spectrum Common Stock represented at the Spectrum Special Meeting for purposes of determining a quorum.

Required Vote

Required Vote to Approve the Spectrum Merger Proposal

Approval of the Spectrum Merger Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum Common Stock, (ii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum and (iii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Spectrum Certificate of Incorporation.

Pursuant to the HRG Voting Agreement discussed elsewhere in this joint proxy statement/prospectus, HRG, which beneficially owns approximately 62% of the outstanding Spectrum Common Stock as of the Spectrum Record Date, has agreed to vote all of its shares of Spectrum Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, subject to the conditions set forth in the voting agreement.

Required Vote to Approve the Spectrum Adjournment Proposal

Approval of the Spectrum Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum Common Stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, regardless of whether a quorum is present.

Required Vote to Approve the Spectrum Advisory HRG Charter Amendment Proposals

Approval of each of the non-binding Spectrum Advisory HRG Charter Amendment Proposals requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum Common Stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, assuming a quorum is present.

Treatment of Abstentions; Failure to Vote

For purposes of the Spectrum Special Meeting, an abstention occurs when a Spectrum stockholder attends the Spectrum Special Meeting in person and does not vote or returns a proxy marked “ABSTAIN.”

•	For the Spectrum Merger Proposal, an abstention, failure to vote or broker non-vote will have the same effect as a vote cast “AGAINST” this proposal.

•	For the Spectrum Adjournment Proposal and each of the Spectrum Advisory HRG Charter Amendment Proposals, an abstention will count as a vote “AGAINST” these proposals. If a Spectrum stockholder fails to vote or to instruct his or her bank, broker or other nominee on how to vote and is not present in person or by proxy at the Spectrum Special Meeting, it will have no effect on the vote count for the Spectrum Adjournment Proposal or any of the Spectrum Advisory HRG Charter Amendment Proposals.

Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors

The Spectrum Special Committee is a committee consisting of four independent and disinterested directors of the Spectrum board of directors formed for the purpose of exploring, considering, negotiating and reviewing any strategic alternatives announced by HRG involving Spectrum or any other strategic or financial alternatives available to Spectrum. The Spectrum Special Committee has unanimously determined that the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its minority stockholders, and has recommended that the Spectrum board of directors authorize, approve, adopt and declare advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, and recommend Spectrum’s stockholders adopt the Merger Agreement and the Related Agreements and approve the Merger and the other transactions contemplated thereby.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who agreed to recuse themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, has determined that the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum and its stockholders, and has authorized, approved, adopted and declared advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby. The Spectrum board of directors (other than Messrs. Steinberg and Zargar, who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends that the Spectrum stockholders vote “FOR” each of the resolutions to be considered at the Spectrum Special Meeting and described in this joint proxy statement/prospectus, including the Spectrum Merger Proposal.

For a discussion of the factors considered by the Spectrum Special Committee and the Spectrum board of directors in their determination to recommend the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby, see “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors.”

Consummation of the Merger is conditioned on approval of the Spectrum Merger Proposal, but is not conditioned on the approval of the Spectrum Adjournment Proposal or any of the Spectrum Advisory HRG Charter Amendment Proposals.

Voting by Spectrum’s Directors and Executive Officers

As of the Spectrum Record Date, approximately 1.2% of the shares of Spectrum Common Stock outstanding and entitled to vote were held by the directors and executive officers of Spectrum and their affiliates. As of the

Spectrum Record Date, approximately 1.2% of the shares of Spectrum Common Stock outstanding and entitled to vote were held by directors and executive officers of Spectrum (and their affiliates) who are not affiliated with HRG, which represents approximately 3.0% of the shares of Spectrum Common Stock outstanding and entitled to vote held by the Spectrum stockholders not affiliated with HRG. Spectrum currently expects that the directors and executive officers of Spectrum will vote their shares of Spectrum Common Stock in favor of the Spectrum Merger Proposal, although none has entered into any agreement obligating them to do so. For additional information regarding the votes required to approve the proposals to be voted on at the Spectrum Special Meeting, see “The Spectrum Special Meeting—Required Vote.”

Voting of Proxies; Incomplete Proxies

Giving a proxy means that a Spectrum stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Spectrum Special Meeting in the manner it directs. A Spectrum stockholder may give a proxy or vote in person at the Spectrum Special Meeting. If you hold your shares of Spectrum Common Stock in your name as a stockholder of record, you may use one of the following methods to give your proxy before the Spectrum Special Meeting:

•	By Internet. The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card.

•	By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided.

You may also vote your shares in person at the Spectrum Special Meeting.

Spectrum requests that Spectrum stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Spectrum in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the shares of Spectrum Common Stock represented by it will be voted at the Spectrum Special Meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Spectrum Common Stock represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the Spectrum board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the Spectrum Special Meeting.

If your shares of Spectrum Common Stock are held in “street name” by a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet.

EVERY SPECTRUM STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH SPECTRUM STOCKHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE SPECTRUM STOCKHOLDER PLANS TO ATTEND THE SPECTRUM SPECIAL MEETING IN PERSON.

Shares Held in Street Name

If your shares of Spectrum Common Stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Spectrum Common Stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Spectrum or by voting in person at the Spectrum Special Meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of Spectrum Common Stock on behalf of their customers may not give a proxy to Spectrum to vote those shares with respect to any of the Spectrum Proposals without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on any of the Spectrum Proposals. Therefore, if your shares of Spectrum Common Stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares,

1.	your bank, broker or other nominee may not vote your shares on the Spectrum Merger Proposal, which will have the same effect as a vote “AGAINST” this proposal; and

2.	your bank, broker or other nominee may not vote your shares on the Spectrum Adjournment Proposal or any of the Spectrum Advisory HRG Charter Amendment Proposals, which will not count as a vote “FOR” or “AGAINST” these proposals.

If your shares of Spectrum Common Stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the Spectrum Proposals, your shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Spectrum Proposals.

Revocability of Proxies and Changes to a Spectrum Stockholder’s Vote

If you are a Spectrum stockholder of record, you may revoke or change your proxy at any time before it is exercised at the Spectrum Special Meeting by:

•	sending a written notice of revocation to the Spectrum Corporate Secretary, at Spectrum’s corporate headquarters, 3001 Deming Way, Middleton, Wisconsin 53562, stating that you would like to revoke your proxy;

•	submitting a new proxy bearing a later date (by Internet, telephone or mail); or

•	attending the Spectrum Special Meeting and voting in person.

If you are a Spectrum stockholder whose shares of Spectrum Common Stock are held in “street name” by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the Spectrum Special Meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares of Spectrum Common Stock are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Attending the Spectrum Special Meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Spectrum Special Meeting to change your vote.

Solicitation of Proxies

The cost of solicitation of proxies from Spectrum stockholders will be borne by Spectrum. Spectrum will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Spectrum Common Stock. Spectrum has retained a professional proxy solicitation firm, MacKenzie Partners, Inc., to assist in the solicitation of proxies for a base fee of approximately $60,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Spectrum’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Spectrum Special Meeting

Subject to space availability and certain security procedures, all Spectrum stockholders as of the Spectrum Record Date, or their duly appointed proxies, may attend the Spectrum Special Meeting. Admission to the Spectrum Special Meeting will be on a first-come, first-served basis.

Each person attending the Spectrum Special Meeting must have proof of ownership of Spectrum Common Stock, as well as valid government-issued photo identification, such as a valid driver’s license or passport, to be admitted to the meeting. If you hold your shares of Spectrum Common Stock in your name as a stockholder of record, you will need proof of ownership of Spectrum Common Stock. If your shares of Spectrum Common Stock are held in the name of a bank, broker or other nominee and you plan to attend the Spectrum Special Meeting, you must present proof of your ownership of Spectrum Common Stock, such as a bank or brokerage account statement, to be admitted to the meeting, and you must obtain a legal proxy from the bank, broker or other nominee to vote at the meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Spectrum Special Meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for Spectrum, by (i) mail at 1407 Broadway, 27th Floor, New York, New York 10018, (ii) email at proxy@mackenziepartners.com or (iii) telephone toll-free at (800) 322-2885.

SPECTRUM PROPOSALS

Spectrum Proposal 1: The Spectrum Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Spectrum is asking its stockholders to approve the Spectrum Merger Proposal. Under the terms of the Merger Agreement, Merger Sub 1 will merge with and into Spectrum, with Spectrum surviving the First Merger as a wholly owned subsidiary of HRG, and immediately following the effectiveness of the First Merger, if the Second Merger Opt-Out Condition has not occurred, Spectrum will merge with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of HRG.

Immediately prior to the consummation of the First Merger, the HRG Charter will be amended and restated. As a result of this amendment and restatement, each of the outstanding shares of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to (i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement. As part of the HRG Charter Amendment, HRG will change its name to “Spectrum Brands Holdings, Inc.”

In the Merger, each share of Spectrum Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time) will be converted into the right to receive one share of HRG Common Stock. Notwithstanding the foregoing, no HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become, or be treated under the Amended HRG Charter as becoming a holder of more than 4.9% of Corporation Securities (as defined in the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a Spectrum stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter will instead be treated as “Excess Securities” (as defined in the Amended HRG Charter) and be delivered to one or more charitable organizations described in Section 501(c)(3) of the Code or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder.

Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG Common Stock, and a total of approximately 53,613,184 shares of HRG Common Stock are expected to be outstanding. Such ownership percentages and share amount assume (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iii) a $200.0 million upward adjustment contemplated by the Merger Agreement. Following the completion of the Merger, the shares of HRG Common Stock will be listed on the NYSE and are expected to trade under the symbol “SPB.”

To review the reasons for the proposed Merger in greater detail, see “The Merger—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors.”

Spectrum stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and exhibits, for more detailed information concerning the Merger Agreement and the Merger. In particular, Spectrum stockholders are directed to the Merger Agreement and Amendment No. 1, which are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

The consummation of the Merger is conditioned on approval of the Spectrum Merger Proposal.

Vote Required and Spectrum Board Recommendation

Approval of the Spectrum Merger Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum Common Stock, (ii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum, and (iii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Spectrum Certificate of Incorporation.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Merger Proposal.

Spectrum Proposal 2: The Spectrum Adjournment Proposal

Spectrum is asking its stockholders to approve the adjournment of the Spectrum Special Meeting to another time and place if necessary or appropriate to solicit additional votes in favor of the Spectrum Merger Proposal. The Merger Agreement provides that the Spectrum Special Meeting will not be postponed or adjourned to a date that is more than thirty days after the date for which the Spectrum Special Meeting was originally scheduled without the prior written consent of HRG.

Consummation of the Merger is not conditioned on the approval of the Spectrum Adjournment Proposal.

Vote Required and Spectrum Board Recommendation

Approval of the Spectrum Adjournment Proposal requires the affirmative vote of the holders of a majority in voting power of the shares of Spectrum Common Stock present in person or by proxy at the Spectrum Special Meeting and entitled to vote on such proposal, regardless of whether a quorum is present.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Adjournment Proposal.

Spectrum Proposal 3: The Spectrum Advisory HRG Section 203 Proposal

The HRG Charter provides that business combinations with interested stockholders will not be governed by Section 203 of the DGCL. Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, an amendment to the HRG Charter whereby any business combination with an interested stockholder will be subject to Section 203 of the DGCL.

The proposed amendment to the HRG Charter to opt into Section 203 of the DGCL would be expected to result in any persons or entities interested in pursuing an acquisition of HRG negotiating with the HRG board of directors prior to accumulating a significant stake in HRG. Although the provisions of Section 203 of the DGCL may also have the effect of making it more difficult for potential acquirors to accomplish transactions on a non-consensual basis (which some stockholders may otherwise deem to be attractive), it is common for Delaware public companies without a controlling stockholder to be subject to the protections against abusive takeover tactics provided by Section 203 of the DGCL.

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Section 203 Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Section 203 Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed amendment to the HRG Charter to opt into Section 203 of the DGCL, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Section 203 Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Section 203 Proposal.

Spectrum Proposal 4: The Spectrum Advisory HRG Reverse Stock Split Proposal

Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, an amendment to the HRG Charter whereby each outstanding share of HRG Common Stock will, by means of a reverse stock split, be combined into a fraction of a share of HRG Common Stock equal to equal to (i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement.

The reverse stock split will allow for the Spectrum Common Stock to be converted into HRG Common Stock at a one-for-one ratio in the Merger, which HRG and Spectrum believe will allow for greater continuity with respect to the prior trading price of Spectrum Common Stock. The reverse stock split also ensures that, following the one-for-one exchange, existing HRG stockholders will own (on a fully diluted basis) the same proportion of the post-Merger combined company as HRG currently owns of Spectrum (adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment).

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Reverse Stock Split Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Reverse Stock Split Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed amendment to the HRG Charter to effect the Reverse Stock Split, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Reverse Stock Split Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Reverse Stock Split Proposal.

Spectrum Proposal 5: The Spectrum Advisory HRG Common Stock Proposal

The HRG Charter provides that the total number of shares of common stock which HRG will have the authority to issue is 500 million. The certificate of incorporation of Spectrum provides that the total number of shares of common stock which Spectrum has the authority to issue is 200 million. As it is the intention of the parties that HRG have the same capital structure following the Merger as Spectrum currently, Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, an amendment to the HRG Charter whereby the authorized number of shares of HRG Common Stock will decrease from 500 million shares to 200 million shares.

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Common Stock Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Common Stock Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed amendment to the HRG Charter to reduce the number of shares of HRG Common Stock from 500 million shares to 200 million shares, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Common Stock Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Common Stock Proposal.

Spectrum Proposal 6: The Spectrum Advisory HRG Preferred Stock Proposal

The HRG Charter provides that the total number of shares of preferred stock which HRG will have the authority to issue is 10 million. The certificate of incorporation of Spectrum provides that the total number of shares of preferred stock which Spectrum has the authority to issue is 100 million shares. As it is the intention of the parties that HRG have the same capital structure following the Merger as Spectrum currently, Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, an amendment to the HRG Charter whereby the authorized number of shares of HRG preferred stock will increase from 10 million shares to 100 million shares.

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Preferred Stock Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Preferred Stock Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed amendment to the HRG Charter to increase the authorized number of shares of HRG preferred stock from 10 million shares to 100 million shares, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Preferred Stock Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Preferred Stock Proposal.

Spectrum Proposal 7: The Spectrum Advisory HRG Section 382 Proposal

Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, an amendment to the HRG Charter’s Section 382 transfer restrictions. The Amended HRG Charter generally would retain the HRG Charter’s existing transfer restrictions that prohibit any person from acquiring or disposing of any shares of HRG Common Stock (i) to the extent that after giving effect to such transfer, such person, or any other person by reason of such transfer, becomes a “Substantial Holder” as defined in the HRG Charter (generally, a holder of 4.9% or more of the HRG Common Stock or a person identified as a “5-percent shareholder” of HRG under applicable Treasury regulations), (ii) if, before giving effect to the transfer, such person is identified as a “5-percent shareholder” of HRG under applicable Treasury regulations or (iii) to the extent that the ownership percentage of any person that, prior to giving effect to such transfer, is a Substantial Holder of HRG would be increased. However, the Amended HRG Charter would adopt (x) certain modifications to the application of those transfer restrictions to HRG Common Stock otherwise issuable in the Merger and (y) certain exceptions to those transfer restrictions, including for certain distributions by Fortress and Leucadia to their respective members or stockholders, as applicable, and certain other transfers by Fortress and Leucadia.

The modifications to the application of the transfer restrictions applicable to HRG Common Stock otherwise issuable in the Merger are intended to ensure that no shares of HRG Common Stock will be issued in the Merger if, as a result of such issuance, a person would become a holder of more than 4.9% of HRG Common Stock, and instead any excess shares over 4.9% would be treated as “Excess Securities” (as defined in the Amended HRG Charter) and delivered to one or more charitable organizations or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder. The purpose of these modifications is to preserve the value of the Tax Attributes following the consummation of the Merger, the utilization of which is expected to benefit all stockholders.

Leucadia and Fortress, the two largest stockholders of HRG following the consummation of the Merger and “Substantial Holders” (as defined in the Amended HRG Charter), will be subject to the transfer restrictions retained from the existing HRG Charter described above. However, in connection with the negotiation of the Merger Agreement as well as the Leucadia Voting Agreement and Fortress Voting Agreement, certain limited exceptions to these transfer restrictions in the Amended HRG Charter have been agreed to with Leucadia and Fortress. These exceptions are more fully discussed in the section entitled “Comparison of Stockholder Rights—Transfer Restrictions.” These exceptions are the result of negotiations among the parties to the Merger Agreement and Leucadia and Fortress (who have committed to vote in favor of the HRG Share Issuance Proposal and HRG Charter Amendment Proposal) and were approved by independent and disinterested representatives of the parties to the Merger Agreement. These exceptions are intended to substantially preserve the value of the Tax Attributes following consummation of the Merger, on the one hand, and address Leucadia’s and Fortress’s need for some flexibility to dispose of shares following the consummation of the Merger, on the other hand.

On April 26, 2018, the Spectrum board of directors granted exemptions to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement). On May 2, 2018, the HRG board of directors granted exemptions to members of each of the Fund

Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement). These exemptions are discussed in more detail under “The Merger—Rights Agreements.”

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Section 382 Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Section 382 Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed amendment to the HRG Charter Section 382 transfer restrictions, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Section 382 Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Section 382 Proposal.

Spectrum Proposal 8: The Spectrum Advisory Additional Charter Amendments Proposal

Spectrum is asking its stockholders to approve, on a non-binding, advisory basis, the additional amendments contained in the Amended HRG Charter, attached as Annex C hereto.

These amendments include, among others, changing HRG’s corporate name from “HRG Group, Inc.” to “Spectrum Brands Holdings, Inc.” for the purpose of operational continuity following the Merger and certain other technical changes to reflect the provisions of the current Spectrum Certificate of Incorporation (e.g., the substitution of the corporate opportunity waiver in the HRG Charter with the corporate opportunity waiver in the Spectrum Certificate of Incorporation). The provisions of the Amended HRG Charter were negotiated by the parties to the Merger Agreement and are considered by the parties to be an integral part of the transaction. For additional information, see the section entitled “Comparison of Stockholder Rights.”

The amendments to the HRG Charter are contingent upon the completion of the Merger. Following completion of the Merger, Spectrum stockholders who receive Merger Consideration will be receiving common stock governed by the Amended HRG Charter. Accordingly, Spectrum stockholders are being provided the opportunity to cast an advisory vote on the amendment.

As an advisory vote, this proposal is not binding upon Spectrum or the Spectrum board of directors, and approval of this proposal is not a condition to completion of the Merger. However, Spectrum seeks the support of Spectrum stockholders and believes that stockholder support is appropriate because many Spectrum stockholders will become holders of HRG Common Stock governed by the Amended HRG Charter upon completion of the Merger. Accordingly, holders of Spectrum Common Stock are being asked to vote on the non-binding Spectrum Advisory HRG Additional Charter Amendments Proposal.

Vote Required and Spectrum Board Recommendation

Because the vote on the Spectrum Advisory HRG Additional Charter Amendments Proposal is advisory only, it will not be binding on HRG. Accordingly, if the Merger Agreement is adopted and the Merger is approved and completed, the proposed additional amendments to the HRG Charter, if approved by HRG’s stockholders, will or may be made, regardless of the outcome of the advisory (non-binding) vote of Spectrum stockholders. Spectrum will consider the non-binding Spectrum Advisory HRG Additional Charter Amendments Proposal approved upon the affirmative vote of holders of a majority in voting power of the shares of Spectrum Common Stock present in person or represented by proxy at the Spectrum Special Meeting and entitled to vote on such proposal.

The Spectrum board of directors (other than Messrs. Steinberg and Zargar who recused themselves from determinations relating to the Merger due to their affiliation with HRG), acting on the unanimous recommendation of the Spectrum Special Committee, recommends a vote “FOR” the Spectrum Advisory HRG Additional Charter Amendments Proposal.

THE HRG SPECIAL MEETING

Date, Time and Place of the HRG Special Meeting

The special meeting of HRG stockholders will be held at 9:30 AM, local time, on July 13, 2018, at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017. On or about June 12, 2018, HRG commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the HRG Special Meeting.

Purpose of the HRG Special Meeting

At the HRG Special Meeting, HRG stockholders will be asked to consider and vote upon the following items:

1.	the HRG Section 203 Proposal;

2.	the HRG Reverse Stock Split Proposal;

3.	the HRG Common Stock Proposal;

4.	the HRG Preferred Stock Proposal;

5.	the HRG Section 382 Proposal;

6.	the HRG Additional Charter Amendments Proposal;

7.	the HRG Share Issuance Proposal;

8.	the HRG Adjournment Proposal; and

9.	the HRG Advisory Compensation Proposal

No other business will be acted upon at the HRG Special Meeting.

HRG Record Date and Quorum

HRG Record Date

The HRG board of directors has fixed the close of business on May 17, 2018 as the record date for determining the HRG stockholders entitled to receive notice of and to vote at the HRG Special Meeting.

On the HRG Record Date, HRG’s outstanding capital stock consisted of 203,153,237 shares of HRG Common Stock, which was held by approximately 1,409 holders of record including persons who hold shares for an indeterminate number of beneficial owners. Each share of common stock is entitled to one vote on each matter submitted for stockholder approval.

Quorum

The presence in person or by proxy of the holders of shares of HRG Common Stock representing a majority of the voting power of all outstanding shares of HRG Common Stock entitled to vote at the HRG Special Meeting, is necessary to constitute a quorum at the HRG Special Meeting. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Because, as described below, it is expected that all proposals to be voted on at the HRG Special Meeting will be “non-routine” matters, broker non-votes (which are shares of HRG Common Stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present and entitled to vote for purposes of determining a quorum.

Required Vote

1. Required Vote to Approve the HRG Section 203 Proposal

Approval of the HRG Section 203 Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

2. Required Vote to Approve the HRG Reverse Stock Split Proposal

Approval of the HRG Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

3. Required Vote to Approve the HRG Common Stock Proposal

Approval of the HRG Common Stock Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

4. Required Vote to Approve the HRG Preferred Stock Proposal

Approval of the HRG Preferred Stock Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

5. Required Vote to Approve the HRG Section 382 Proposal

Approval of the HRG Section 382 Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

6. Required Vote to Approve the HRG Additional Charter Amendments Proposal

Approval of the HRG Additional Charter Amendments Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors.

7. Required Vote to Approve the HRG Share Issuance Proposal

Approval of the HRG Share Issuance Proposal requires the affirmative vote of a majority of votes cast by HRG stockholders present in person or by proxy at the HRG special meeting and entitled to vote on the proposal.

8. Required Vote to Approve the HRG Adjournment Proposal

Approval of the HRG Adjournment Proposal requires the affirmative vote of holders of a majority of shares of HRG Common Stock present in person or by proxy at the HRG Special Meeting and entitled to vote on such proposal.

9. Required Vote to Approve the HRG Advisory Compensation Proposal

Approval of the HRG Advisory Compensation Proposal requires the affirmative vote of holders of a majority of shares of HRG Common Stock present in person or by proxy at the HRG Special Meeting and entitled to vote on such proposal.

Treatment of Abstentions; Failure to Vote

For purposes of the HRG Special Meeting, an abstention occurs when an HRG stockholder attends the HRG Special Meeting in person and does not vote or returns a proxy marked “ABSTAIN.”

1.	For the HRG Section 203 Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Section 203 Proposal or an abstention on the HRG Section 203 Proposal will have the same effect as a vote cast “AGAINST” the HRG Section 203 Proposal.

2.	For the HRG Reverse Stock Split Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Reverse Stock Split Proposal or an abstention on the HRG Reverse Stock Split Proposal will have the same effect as a vote cast “AGAINST” the HRG Reverse Stock Split Proposal.

3.	For the HRG Common Stock Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Common Stock Proposal or an abstention on the HRG Common Stock Proposal will have the same effect as a vote cast “AGAINST” the HRG Common Stock Proposal.

4.	For the HRG Preferred Stock Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Preferred Stock Proposal or an abstention on the HRG Preferred Stock Proposal will have the same effect as a vote cast “AGAINST” the HRG Preferred Stock Proposal.

5.	For the HRG Section 382 Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Section 382 Proposal or an abstention on the HRG Section 382 Proposal will have the same effect as a vote cast “AGAINST” the HRG Section 382 Proposal.

6.	For the HRG Additional Charter Amendments Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Additional Charter Amendments Proposal or an abstention on the HRG Additional Charter Amendments Proposal will have the same effect as a vote cast “AGAINST” the HRG Additional Charter Amendments Proposal.

7.	For the HRG Share Issuance Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Share Issuance Proposal will not count as a vote cast “FOR” or “AGAINST” the HRG Share Issuance Proposal. An abstention on the HRG Share Issuance Proposal will have the same effect as a vote cast “AGAINST” the HRG Share Issuance Proposal.

8.	For the HRG Adjournment Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Adjournment Proposal will not count as a vote cast “FOR” or “AGAINST” the HRG Adjournment Proposal. An abstention on the HRG Adjournment Proposal will have the same effect as a vote cast “AGAINST” the HRG Adjournment Proposal.

9.	For the HRG Advisory Compensation Proposal, failure to vote, failure to submit a proxy or failure to return a voting instruction card instructing the HRG stockholder’s bank, broker or other nominee how to vote on the HRG Advisory Compensation Proposal will not count as a vote cast “FOR” or “AGAINST” the HRG Advisory Compensation Proposal. An abstention on the HRG Advisory Compensation Proposal will have the same effect as a vote cast “AGAINST” the HRG Advisory Compensation Proposal.

Recommendation of the HRG Board of Directors

The HRG board of directors recommends that the HRG stockholders vote “FOR” the HRG Section 203 Proposal, “FOR” the HRG Reverse Stock Split Proposal, “FOR” the HRG Common Stock Proposal, “FOR” the HRG Preferred Stock Proposal, “FOR” the HRG Section 382 Proposal, “FOR” the HRG Additional Charter Amendments Proposal, “FOR” the HRG Share Issuance Proposal, “FOR” the HRG Adjournment Proposal and “FOR” the HRG Advisory Compensation Proposal. See “The Merger—HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors.”

Consummation of the Merger is conditioned on approval of each of the HRG Charter Amendment Proposals and the HRG Share Issuance Proposal, but is not conditioned on the approval of the HRG Adjournment Proposal or the HRG Advisory Compensation Proposal.

Voting by HRG’s Directors and Executive Officers

As of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, directors and executive officers of HRG and their affiliates owned and were entitled to vote 275,652 shares of HRG Common Stock, representing approximately 0.14% of the HRG Common Stock outstanding on that date (not including shares held by Fortress or Leucadia or any of their respective affiliates).

HRG currently expects that HRG’s directors and executive officers will vote their shares of HRG Common Stock in favor of the HRG Proposals, although none of them has entered into any agreement obligating him or her to do so.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that an HRG stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the HRG Special Meeting in the manner it directs. An HRG stockholder may give a proxy or vote in person at the HRG Special Meeting. If you hold your shares of HRG Common Stock in your name as a stockholder of record, to give a proxy, you, as an HRG stockholder, may use one of the following methods:

•	By Mail. If you received printed proxy materials, you may submit your vote by completing, signing and dating the proxy card received and returning it in the prepaid envelope by following the instructions that appear on the proxy card. Proxy cards submitted by mail must be received no later than 12:00 p.m., Eastern Time, on July 12, 2018 to be voted at the special meeting.

•	By Telephone/Internet. You may vote your shares by telephone or via the Internet by following the instructions provided in the proxy card. If you vote by telephone or via the Internet, you do not need to return a proxy card by mail. Internet and telephone voting are available 24 hours a day, 7 days a week. Votes submitted by telephone or through the Internet must be received by 12:00 p.m., Eastern Time, on July 12, 2018 to be voted at the special meeting.

•	In Person. You may vote your shares in person at the special meeting. Even if you plan to attend the special meeting in person, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

HRG requests that HRG stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to HRG in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the shares of HRG Common Stock represented by it will be voted at the HRG Special Meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the shares of HRG Common Stock represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the HRG board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the HRG Special Meeting.

If your shares of HRG Common Stock are held in “street name” by a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet.

EVERY HRG STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH HRG STOCKHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE HRG STOCKHOLDER PLANS TO ATTEND THE HRG SPECIAL MEETING IN PERSON.

Shares Held in Street Name

If your shares of HRG Common Stock are held in “street name” through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of HRG Common Stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

You may not vote shares of HRG Common Stock held in “street name” by returning a proxy card directly to HRG or by voting in person at the HRG Special Meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of HRG Common Stock on behalf of their customers may not give a proxy to HRG to vote those shares with respect to any of the HRG Proposals without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on any of the HRG Proposals. Therefore, if your shares of HRG Common Stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares,

1.	your bank, broker or other nominee may not vote your shares on the HRG Section 203 Proposal, which will have the same effect as a vote “AGAINST” this proposal;

2.	your bank, broker or other nominee may not vote your shares on the HRG Reverse Stock Split Proposal, which will have the same effect as a vote “AGAINST” this proposal;

3.	your bank, broker or other nominee may not vote your shares on the HRG Common Stock Proposal, which will have the same effect as a vote “AGAINST” this proposal;

4.	your bank, broker or other nominee may not vote your shares on the HRG Preferred Stock Proposal, which will have the same effect as a vote “AGAINST” this proposal;

5.	your bank, broker or other nominee may not vote your shares on the HRG Section 382 Proposal, which will have the same effect as a vote “AGAINST” this proposal;

6.	your bank, broker or other nominee may not vote your shares on the HRG Additional Charter Amendment Proposal, which will have the same effect as a vote “AGAINST” this proposal;

7.	your bank, broker or other nominee may not vote your shares on the HRG Share Issuance Proposal, which will not count as a vote “FOR” or “AGAINST” this proposal;

8.	your bank, broker or other nominee may not vote your shares on the HRG Adjournment Proposal, which will not count as a vote “FOR” or “AGAINST” this proposal; and

9.	your bank, broker or other nominee may not vote your shares on the HRG Advisory Compensation Proposal, which will not count as a vote “FOR” or “AGAINST” this proposal.

If your shares of HRG Common Stock are held in “street name” and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the HRG Proposals, your shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the HRG Proposals.

Revocability of Proxies and Changes to an HRG Stockholder’s Vote

If you are an HRG stockholder of record, you may revoke or change your proxy at any time before it is exercised at the HRG Special Meeting by:

•	sending a written notice of revocation to Ehsan Zargar, Executive Vice President, Chief Operating Officer and General Counsel at HRG Group, Inc., 450 Park Avenue, 29th Floor, New York, New York

10022, that is received prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the HRG Special Meeting, stating that you would like to revoke your proxy;

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by HRG prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the HRG Special Meeting; or

•	attending the HRG Special Meeting and voting in person.

If you are an HRG stockholder whose shares of HRG Common Stock are held in “street name” by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the HRG Special Meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Attending the HRG Special Meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the HRG Special Meeting to change your vote.

Solicitation of Proxies

The cost of solicitation of proxies from HRG stockholders will be borne by HRG. HRG will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of shares of HRG Common Stock. HRG has retained a professional proxy solicitation firm Georgeson LLC, to assist in the solicitation of proxies. HRG will bear the costs of the fees for the solicitation agent, which are not expected to exceed $11,500, excluding out-of-pocket expenses. In addition to solicitations by mail, HRG’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the HRG Special Meeting

Subject to space availability and certain security procedures, all HRG stockholders as of the HRG Record Date, or their duly appointed proxies, may attend the HRG Special Meeting. Admission to the HRG Special Meeting will be on a first-come, first-served basis.

Each person attending the HRG Special Meeting must have proof of ownership of shares of HRG Common Stock, as well as a valid government-issued photo identification, such as a valid driver’s license or passport, to be admitted to the meeting. If you hold your shares of HRG Common Stock in your name as a stockholder of record, you will need proof of ownership of shares of HRG Common Stock. If your shares of HRG Common Stock are held in the name of a bank, broker or other nominee and you plan to attend the HRG Special Meeting, you must present proof of your ownership of shares of HRG Common Stock, such as a bank or brokerage account statement, to be admitted to the meeting, and you must obtain a legal proxy from the bank, broker or other nominee to vote at the meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the HRG Special Meeting, please contact Georgeson LLC, the proxy solicitation agent for HRG, by (i) mail at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, (ii) e-mail at HRGGroup@Georgeson.com or (iii) by telephone at (781) 575-2137 or toll-free (888) 680-1529.

HRG PROPOSALS

HRG Proposal 1: The HRG Section 203 Proposal

The HRG Charter provides that business combinations with interested stockholders will not be governed by Section 203 of the DGCL. HRG is asking its stockholders to approve an amendment to the HRG Charter whereby any business combination with an interested stockholder will be subject to Section 203 of the DGCL.

The proposed amendment to the HRG Charter to opt into Section 203 of the DGCL would be expected to result in any persons or entities interested in pursuing an acquisition of HRG negotiating with the HRG board of directors prior to accumulating a significant stake in HRG. Although the provisions of Section 203 of the DGCL may also have the effect of making it more difficult for potential acquirors to accomplish transactions on a non-consensual basis (which some stockholders may otherwise deem to be attractive), it is common for Delaware public companies without a controlling stockholder to be subject to the protections against abusive takeover tactics provided by Section 203 of the DGCL.

Consummation of the Merger is conditioned on approval of the HRG Section 203 Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Section 203 Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Section 203 Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Section 203 Proposal.

HRG Proposal 2: The HRG Reverse Stock Split Proposal

HRG is asking its stockholders to approve an amendment to the HRG Charter whereby each outstanding share of HRG Common Stock will, by means of a reverse stock split, be combined into a fraction of a share of HRG Common Stock equal to (i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement.

The reverse stock split will allow for the Spectrum Common Stock to be converted into HRG Common Stock in the Merger at a one-for-one ratio, which HRG and Spectrum believe will allow for greater continuity with respect to the prior trading price of Spectrum Common Stock. The reverse stock split also ensures that, following the one-for-one exchange, existing HRG stockholders will own (on a fully diluted basis) the same proportion of the post-Merger combined company as HRG currently owns of Spectrum (adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment).

Consummation of the Merger is conditioned on approval of the HRG Reverse Stock Split Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Reverse Stock Split Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Reverse Stock Split Proposal.

HRG Proposal 3: The HRG Common Stock Proposal

The HRG Charter provides that the total number of shares of common stock which HRG will have the authority to issue is 500 million. The certificate of incorporation of Spectrum provides that the total number of shares of common stock which Spectrum has the authority to issue is 200 million. As it is the intention of the parties that HRG have the same capital structure following the Merger as Spectrum currently, HRG is asking its stockholders to approve an amendment to the HRG Charter whereby the authorized number of shares of HRG Common Stock will decrease from 500 million shares to 200 million shares.

Consummation of the Merger is conditioned on approval of the HRG Common Stock Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Common Stock Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Common Stock Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Common Stock Proposal.

HRG Proposal 4: The HRG Preferred Stock Proposal

The HRG Charter provides that the total number of shares of preferred stock which HRG will have the authority to issue is 10 million. The certificate of incorporation of Spectrum provides that the total number of shares of preferred stock which Spectrum has the authority to issue is 100 million shares. As it is the intention of the parties that HRG have the same capital structure following the Merger as Spectrum currently, HRG is asking its stockholders to approve an amendment to the HRG Charter whereby the authorized number of shares of HRG preferred stock will increase from 10 million shares to 100 million shares.

Consummation of Merger is conditioned on approval of the HRG Preferred Stock Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Preferred Stock Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Preferred Stock Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Preferred Stock Proposal.

HRG Proposal 5: The HRG Section 382 Proposal

HRG is asking its stockholders to approve an amendment to the HRG Charter’s Section 382 transfer restrictions. The Amended HRG Charter generally would retain transfer restrictions that prohibit any person from acquiring or disposing of any shares of HRG Common Stock (i) to the extent that after giving effect to such transfer, such person, or any other person by reason of such transfer, becomes a “Substantial Holder” as defined in the HRG Charter (generally, a holder of 4.9% or more of the HRG Common Stock or a person identified as a “5-percent shareholder” of HRG under applicable Treasury regulations), (ii) if, before giving effect to the transfer, such person is identified as a “5-percent shareholder” of HRG under applicable Treasury regulations or (iii) to the extent that the ownership percentage of any person that, prior to giving effect to such transfer, is a Substantial Holder of HRG would be increased. However, the Amended HRG Charter would adopt (x) certain modifications to the application of those transfer restrictions to HRG Common Stock otherwise issuable in the Merger and (y) certain exceptions to those transfer restrictions, including for certain distributions by Fortress and Leucadia to their respective members or stockholders, as applicable, and certain other transfers by Fortress and Leucadia.

The modifications to the application of the transfer restrictions applicable to HRG Common Stock otherwise issuable in the Merger are intended to ensure that no shares of HRG Common Stock will be issued in the Merger if, as a result of such issuance, a person would become a holder of more than 4.9% of HRG Common Stock, and instead any excess shares over 4.9% would be treated as “Excess Securities” (as defined in the Amended HRG Charter) and delivered to one or more charitable organizations or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Spectrum stockholder. The purpose of these modifications is to preserve the value of the Tax Attributes following the consummation of the Merger, the utilization of which is expected to benefit all stockholders.

Leucadia and Fortress, the two largest stockholders of HRG following the consummation of the Merger and “Substantial Holders” (as defined in the Amended HRG Charter), will be subject to the transfer restrictions retained from the existing HRG Charter described above. However, in connection with the negotiation of the Merger Agreement as well as the Leucadia Voting Agreement and Fortress Voting Agreement, certain limited exceptions to these transfer restrictions in the Amended HRG Charter have been agreed to with Leucadia and Fortress. These exceptions are more fully discussed in the section entitled “Comparison of Stockholder Rights—Transfer Restrictions.” These exceptions are the result of negotiations among the parties to the Merger Agreement and Leucadia and Fortress (who have committed to vote in favor of the HRG Share Issuance Proposal and HRG Charter Amendment Proposal) and were approved by independent and disinterested representatives of the parties to the Merger Agreement. These exceptions are intended to substantially preserve the value of the Tax Attributes following consummation of the Merger, on the one hand, and address Leucadia’s and Fortress’s need for some flexibility to dispose of shares following the consummation of the Merger, on the other hand.

On April 26, 2018, the Spectrum board of directors granted exemptions to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement). On May 2, 2018, the HRG board of directors granted exemptions to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement). These exemptions are discussed in more detail under “The Merger—Rights Agreements.”

Vote Required and HRG Board Recommendation

Approval of the HRG Section 382 Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Section 382 Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Section 382 Proposal.

HRG Proposal 6: The HRG Additional Charter Amendments Proposal

HRG is asking its stockholders to approve the additional amendments contained in the Amended HRG Charter, which is attached as Annex C hereto.

These amendments include, among others, changing HRG’s corporate name from “HRG Group, Inc.” to “Spectrum Brands Holdings, Inc.” for the purpose of operational continuity following the Merger and certain other technical changes to reflect the provisions of the current Spectrum Certificate of Incorporation (e.g., the substitution of the corporate opportunity waiver in the HRG Charter with the corporate opportunity waiver in the Spectrum Certificate of Incorporation). The provisions of the Amended HRG Charter were negotiated by the parties to the Merger Agreement and are considered by the parties to be an integral part of the transaction. For additional information, see the section entitled “Comparison of Stockholder Rights.”

Vote Required and HRG Board Recommendation

Approval of each of the HRG Additional Charter Amendments Proposal requires the affirmative vote of the holders of a majority of outstanding shares of HRG Common Stock entitled to vote generally in the election of directors. The HRG Additional Charter Amendments Proposal also requires the consent of the holder of HRG preferred stock.

The HRG board of directors recommends a vote “FOR” the HRG Additional Charter Amendments Proposal.

HRG Proposal 7: The HRG Share Issuance Proposal

HRG is asking its stockholders to approve the issuance of shares of HRG Common Stock in connection with the Merger. In the Merger, each Spectrum stockholder will receive, for each share of Spectrum Common Stock that is issued and outstanding as of immediately prior to the Effective Time and that is exchanged for the stock consideration, one share of HRG Common Stock.

Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the Merger is completed pursuant to the Merger Agreement, HRG expects to issue approximately 21,022,827 shares of HRG Common Stock in connection with the Merger, depending upon the aggregate number of Spectrum Common Stock, Spectrum stock options, unvested Spectrum RSUs, Spectrum PSUs, and other Spectrum awards outstanding as of the Effective Time of the First Merger. Accordingly, the aggregate number of shares of HRG Common Stock that HRG will issue in the Merger will exceed 20% of the shares of HRG Common Stock outstanding before such issuance, and for this reason, HRG is seeking the approval of HRG stockholders for the issuance of shares of HRG Common Stock pursuant to the Merger Agreement.

Consummation of the Merger is conditioned on approval of the HRG Share Issuance Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Share Issuance Proposal requires the affirmative vote of a majority of votes cast by HRG stockholders present in person or by proxy at the HRG Special Meeting and entitled to vote on the proposal.

The HRG board of directors recommends a vote “FOR” the HRG Share Issuance Proposal.

HRG Proposal 8: The HRG Adjournment Proposal

HRG is asking its stockholders to approve the adjournment of the HRG Special Meeting to another time and place if necessary or appropriate to solicit additional votes in favor of the HRG Additional Charter Amendment

Proposals and the HRG Share Issuance Proposal. The Merger Agreement provides that the HRG Special Meeting will not be postponed or adjourned to a date that is more than thirty days after the date for which the HRG Special Meeting was originally scheduled without the prior written consent of Spectrum.

Consummation of the Merger is not conditioned on the approval of the HRG Adjournment Proposal.

Vote Required and HRG Board Recommendation

Approval of the HRG Adjournment Proposal requires the affirmative vote of holders of a majority of shares of HRG Common Stock present in person or by proxy at the HRG Special Meeting and entitled to vote on such proposal.

The HRG board of directors recommends a vote “FOR” the HRG Adjournment Proposal.

HRG Proposal 9: The HRG Advisory Compensation Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, HRG is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to HRG’s named executive officers that is based on or otherwise relates to the Merger, as described in the section entitled “The Merger—Interests of HRG’s Directors and Officers in the Merger.” Accordingly, HRG stockholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon HRG or the HRG board of directors, and approval of this proposal is not a condition to completion of the Merger. Because the Merger-related executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with HRG’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Merger Agreement is adopted (subject only to the contractual conditions applicable thereto). However, HRG seeks the support of its stockholders and believes that stockholder support is appropriate because HRG has a comprehensive executive compensation program designed to link the compensation of its executives with HRG’s performance and the interests of HRG stockholders. Accordingly, holders of HRG Common Stock are being asked to vote on the following resolution:

“RESOLVED, that the stockholders of HRG, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of HRG, Inc. that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “Interests of HRG’s Directors and Officers in the Merger.”

Vote Required and HRG Board Recommendation

Approval of the HRG Advisory Compensation Proposal requires the affirmative vote of holders of a majority of shares of HRG Common Stock present in person or by proxy at the HRG Special Meeting and entitled to vote on such proposal.

The HRG board of directors recommends a vote “FOR” the HRG Advisory Compensation Proposal.

THE MERGER

The following is a description of certain material aspects of the Merger. This description may not contain all of the information that may be important to you. The discussion of the Merger in this joint proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A, Amendment No. 1, which is attached to this joint proxy statement/ prospectus as Annex B, the form of the Amended HRG Charter, which is attached to this joint proxy statement/prospectus as Annex C, the form of the Second Restated Bylaws of HRG that will be in effect as of the closing of the Merger and the form of Post-Closing Registration Rights Agreement, which are included as Exhibits B and E, respectively, to the Merger Agreement, and the Post-Closing Stockholder Agreement, the HRG Voting Agreement, the Leucadia Voting Agreement and the Fortress Voting Agreement, which are attached to this joint proxy statement/prospectus as Annexes F, G, H and I, respectively. We encourage you to read carefully this entire joint proxy statement/prospectus, including the annexes and exhibits to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates, for a more complete understanding of the Merger and the documents incorporated by reference. This section is not intended to provide you with any factual information about Spectrum or HRG. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Spectrum and HRG make with the SEC, as described in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

General Description of the Merger

Under the terms of the Merger Agreement, (i) the HRG Charter will be amended and restated, as a result of which, among other things, the corporate name of HRG will change to “Spectrum Brands Holdings, Inc.,” the share of HRG Series A Preferred Stock will automatically be cancelled without any action by the holder thereof and each share of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to the Share Combination Ratio, (ii) immediately following the effectiveness of the Reverse Stock Split, in the First Merger, Merger Sub 1 will merge with and into Spectrum, with Spectrum surviving as a wholly owned subsidiary of HRG, and (iii) immediately following the effectiveness of the First Merger, but only if HRG or Spectrum does not receive a tax opinion that states the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the surviving entity of the First Merger will merge with and into Merger Sub 2 in the Second Merger, pursuant to which Merger Sub 2 will survive as a wholly owned subsidiary of HRG.

Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG Common Stock, and a total of approximately 53,613,184 shares of HRG Common Stock are expected to be outstanding. Such ownership percentages and share amount are based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement. Shares of Spectrum Common Stock currently trade on the NYSE under the symbol “SPB,” and shares of HRG Common Stock currently trade on the NYSE under the symbol “HRG.” Following the closing of the Merger, the shares of HRG Common Stock will be listed on the NYSE and are expected to trade under the symbol “SPB.”

Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split

Immediately prior to the Effective Time, each of the outstanding shares of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to

(i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the 21st trading day prior to the closing date, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement. Thereafter, each Spectrum share issued and outstanding immediately prior to the Effective Time will be converted into, subject to certain exceptions, into the right to receive one share of HRG Common Stock.

The following examples are presented for illustrative purposes only and do not reflect Spectrum’s or HRG’s expectations regarding share prices or ownership percentages following the Merger.

For example, based on (i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock of $78.28 for the period ending on June 6, 2018, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of the accompanying joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement:

•	in the Reverse Stock Split, the Share Combination Ratio will be 0.1603x and the 203,153,237 outstanding shares of HRG Common Stock will be converted into 32,568,708 shares of HRG Common Stock;

•	in the Merger, the 21,022,827 outstanding shares of Spectrum Common Stock that are not held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum will be converted into the right to receive 21,022,827 newly-issued shares of HRG Common Stock; and

•	after giving effect to the Reverse Stock Split and the Merger, pre-Merger Spectrum stockholders and pre-Merger HRG stockholders will own approximately 39.21% and 60.79% of the outstanding shares of HRG Common Stock, respectively.

If, on the other hand, the volume-weighted average price per share of Spectrum Common Stock for the period ending on the second business day prior to closing were higher or lower than the 20-trading-day volume-weighted average price per share of Spectrum Common Stock for the period ending on June 6, 2018, and all other values remained the same, the respective share ownership percentages of the current holders of HRG Common Stock and the current holders of Spectrum Common Stock would change.

•	In such case, if such average trading price increased by 10% to $86.11, then:

•	in the Reverse Stock Split, the Share Combination Ratio would be 0.1611x and the 203,153,237 outstanding shares of HRG Common Stock would be converted into 32,727,640 shares of HRG Common Stock;

•	in the Merger, the 21,022,827 outstanding shares of Spectrum Common Stock that are not held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum would be converted into the right to receive 21,022,827 newly-issued shares of HRG Common Stock; and

•	after giving effect to the Reverse Stock Split and the Merger, Spectrum stockholders and HRG stockholders would own approximately 39.10% and 60.90% of the outstanding shares of HRG Common Stock, respectively; and

•	in such case, if the average trading price decreased by 10% to $70.45, then:

•	in the Reverse Stock Split, the Share Combination Ratio would be 0.1594x and the 203,153,237 outstanding shares of HRG Common Stock would be converted into 32,374,458 shares of HRG Common Stock (on a fully diluted basis);

•	in the Merger, the 21,022,827 outstanding shares of Spectrum Common Stock that are not held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum would be converted into the right to receive 21,022,827 newly-issued shares of HRG Common Stock; and

•	after giving effect to the Reverse Stock Split and the Merger, Spectrum stockholders and HRG stockholders would own approximately 39.35% and 60.65% of the outstanding shares of HRG Common Stock, respectively.

The Merger Consideration will be adjusted appropriately to reflect the effect of any stock dividend or any subdivision split (including a reverse stock split), combination or consolidation of shares, or any similar event resulting in a change in the number shares or class of outstanding shares of HRG Common Stock after the date of the Merger Agreement and prior to the Effective Time (in each case, other than the Reverse Stock Split).

No share of HRG Common Stock will be issued to any holder of Spectrum Common Stock to the extent such a share would result in such holder of Spectrum Common Stock holding Excess Merger Shares. Instead, pursuant to the Amended HRG Charter, Excess Merger Shares will be issued to an agent that will at HRG’s direction either donate such Excess Merger Shares to a charitable organization qualifying under Section 501(c)(3) of the Code or escheat such Excess Merger Shares to the state of residence or incorporation or formation, as applicable, of such holder of Spectrum Common Stock.

Background of the Merger

HRG is the largest shareholder of Spectrum, with beneficial ownership of approximately 62% of Spectrum’s Common Stock as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus. In connection with HRG’s ownership in Spectrum, HRG and Spectrum are party to the Existing Stockholder Agreement, which is currently in effect, and, among other things, provides HRG with certain corporate governance and other rights (see “—Material Agreements Between the Parties”). The Spectrum board of directors currently consists of seven directors (giving effect to Andreas Rouvé’s resignation as Spectrum’s Chief Executive Officer and as a member of the Spectrum board of directors on April 25, 2018), including two directors affiliated with HRG, Messrs. Joseph Steinberg (currently the Chairman of the HRG board of directors and Chief Executive Officer of HRG) and Ehsan Zargar (currently the Executive Vice President, Chief Operating Officer and General Counsel of HRG).

The boards of directors and management of HRG and Spectrum each periodically and in the ordinary course review and assess their operations, performance, prospects and strategic direction, and evaluate and consider a variety of possible financial and strategic opportunities to find synergies or cost-savings or otherwise enhance shareholder value as part of their long-term business plans, including, exploration of possible capital markets offerings, rights offerings, acquisitions, and divestitures, including, in the case of HRG, its ownership interest in Spectrum. As part of its regular review, from time to time, the Spectrum board of directors and Spectrum management and the HRG board of directors and HRG management have periodically, including following the announcement by HRG that it was exploring strategic alternatives described below, engaged in discussions regarding the feasibility and attractiveness of one or more potential transactions between Spectrum and HRG, including to explore whether a potential transaction would lead to a more efficient capital structure and unlock other benefits for each party.

On November 8, 2015, Fidelity & Guaranty Life (“FGL”), at that time a publicly traded, majority owned subsidiary of HRG engaged in the annuities and life insurance business, and Anbang Insurance Group Co., Ltd and its affiliates (“Anbang”) entered into an agreement and plan of merger providing for the acquisition of FGL by Anbang (such transaction, as well as the subsequent transaction entered into between FGL and CF Corporation on May 24, 2017, the “FGL Sale”). The initial outside date for the FGL Sale was November 7, 2016. At the time that transaction was entered into, HRG’s principal assets were its majority ownership stakes in each of Spectrum and FGL, as well as a substantially smaller investment in Front Street Re Ltd., a wholly owned subsidiary of HRG engaged in the life and fixed annuity reinsurance business (“Front Street”).

On November 3, 2016, in light of the fact that certain regulatory approvals for the transaction had not yet been received, FGL and Anbang announced that they had entered into an amendment to the agreement and plan of merger they had previously entered into on November 8, 2015, in order to extend the outside date for the transaction from November 7, 2016 to February 8, 2017.

In early November, Omar Asali, at the time HRG’s President and Chief Executive Officer conducted interviews of, and received presentations from, four nationally recognized investment banks, including J.P. Morgan and Jefferies LLC (“Jefferies”), to act as financial advisors to HRG in connection with HRG’s review of strategic alternatives, including a potential transaction with Spectrum.

On November 16, 2016, the HRG board of directors held a meeting and reviewed with HRG’s management and HRG’s financial and legal advisors HRG’s strategic alternatives and a range of potential strategic transactions and transaction structures, including potential strategic transactions and structures involving Spectrum, and discussed the opportunities, challenges and other considerations relating to such alternatives and potential transactions and transaction structures. At this meeting, the HRG board of directors (with consent of Mr. Maura) determined that in light of Mr. Maura’s role at Spectrum, Mr. Maura would not participate in board deliberations regarding HRG’s strategic review process other than those relating to the FGL Sale, unless requested to do so by the HRG board of directors.

Later in the day on November 16, 2016, Messrs. Asali and Steinberg informed representatives of Spectrum that HRG was going to publicly announce that it was conducting a review of HRG’s strategic alternatives and that Mr. Asali had elected to leave HRG and resign from the Spectrum board of directors.

On November 17, 2016, HRG publicly announced that the HRG board of directors had initiated a process to explore strategic alternatives available to HRG, including a potential merger, sale or other business combination involving HRG or its assets with a view to maximizing shareholder value. Also, on November 17, 2016, HRG announced that Mr. Asali had elected to leave HRG (and resign as a director of Spectrum) in the second half of fiscal 2017 to establish an investment vehicle. Following such announcement, from time to time thereafter, Mr. Steinberg and other representatives of HRG discussed with members of Spectrum’s board of directors and management HRG’s intention to designate an individual to replace Mr. Asali on the Spectrum board of directors.

During the period between HRG’s announcement of its exploration of strategic alternatives and the formation of the Spectrum Special Committee on January 24, 2017, various Spectrum board members had a number of discussions with each other, Spectrum’s management and Spectrum’s advisors regarding HRG’s strategic review process, strategic options available to Spectrum, the potential formation of a special committee of independent and disinterested directors and other related matters.

On November 28, 2016, Mr. Maura resigned his employment with HRG as Managing Director and Executive Vice President of Investments, while continuing to serve as a member of the HRG board of directors and as Executive Chairman of Spectrum.

On December 6, 2016, the HRG board of directors (other than Mr. Maura, who was not in attendance) held a meeting, with representatives of HRG’s management in attendance, at which they discussed potential strategic alternatives and transactions available to HRG. At this meeting, the HRG board of directors determined to engage J.P. Morgan to act as an independent financial advisor in connection with its previously announced strategic review process. This determination was based on, among other things, the qualifications of J.P. Morgan, J.P. Morgan’s familiarity with HRG and the HRG board of directors’ determination as to the independence of J.P. Morgan in connection with the strategic review process based on its review of the relationship disclosure provided by J.P. Morgan to the HRG board of directors. Additionally, following a discussion by the HRG board of directors (other than Messrs. Steinberg and Whittaker, who recused themselves for this portion of the discussion due to their affiliation with Jefferies), the participants determined to retain Jefferies as an additional financial advisor in connection with the strategic review process based on, among other things, the experience and capabilities of Jefferies (including its familiarity with HRG), and taking into account Jefferies’ potential conflicts of interest, and subject to negotiation of mutually agreeable terms for such engagement, and that decision was approved by the HRG board of directors (including Messrs. Steinberg and Whittaker). Furthermore, the HRG board of directors determined to engage Davis Polk as its legal counsel in connection with the strategic review process. The decision to engage Davis Polk was based on, among other things, the qualifications of Davis Polk, Davis Polk’s familiarity with HRG and the absence of material conflicts on the part of Davis Polk.

Over the next several weeks HRG’s management and advisors reviewed and analyzed the strategic alternatives potentially available to HRG. During this period Messrs. Asali and Steinberg had a number of high-level conversations with Spectrum board members regarding the status of HRG’s strategic review process. No specific proposals for a potential transaction between HRG and Spectrum were made during such conversations.

On January 17, 2017, HRG publicly filed with the SEC an amended Schedule 13D, announcing that as part of its previously announced exploration of strategic alternatives, it expected to discuss with and might make proposals to one or more of Spectrum, its management, its board of directors, its stockholders and other persons, including discussions and proposals regarding a merger, sale and/or a business combination involving HRG and Spectrum.

On January 24, 2017, in light of the fact that HRG’s investment in Spectrum was HRG’s largest asset and in anticipation of the possibility that HRG’s review of strategic alternatives would likely include strategic alternatives involving Spectrum, the Spectrum board of directors determined that it would be advisable to form the Spectrum Special Committee of independent and disinterested directors. The Spectrum board of directors determined that the Spectrum Special Committee would consist of Messrs. Kenneth Ambrecht, Norman Matthews, Terry Polistina and Hugh Rovit, each of whom is an independent director of Spectrum and was determined by the Spectrum board of directors to be independent of HRG and its affiliates (other than Spectrum and its subsidiaries) and not to have a material interest in any reasonably foreseeable potential strategic alternatives relating to HRG or otherwise, or any other relationship, that would interfere with the exercise of independent judgment as a member of the Spectrum Special Committee. The resolutions passed by the Spectrum board of directors forming the Spectrum Special Committee authorized the Spectrum Special Committee to, among other things, (1) formulate, review, evaluate, negotiate, develop, propose, and reject strategic alternatives involving HRG or that may otherwise be available to Spectrum, and (2) engage independent legal, financial and other advisors on terms determined by the Spectrum Special Committee. The Spectrum board of directors further resolved not to recommend or approve any strategic alternatives involving Spectrum without the prior favorable recommendation of the Spectrum Special Committee.

At various times while the Spectrum Special Committee’s process was ongoing, RBC Capital Markets, LLC (“RBC Capital Markets”), which had in the past provided financial advisory services to Spectrum and HRG on various matters and was subsequently engaged by Spectrum in connection with the Batteries Divestiture (as defined below), provided perspectives and information to Spectrum’s management, as well as at times, to the Spectrum Special Committee’s advisors and the Chairman of the Spectrum Special Committee in connection with a potential transaction between Spectrum and HRG. Following the execution of the Merger Agreement and in consideration of such services, on March 7, 2018, Spectrum entered into an engagement letter with RBC Capital Markets in respect thereto. RBC Capital Markets did not participate in any meetings of, or provide any report, opinion or appraisal to, the Spectrum board of directors or the Spectrum Special Committee in connection with the transaction, nor did RBC Capital Markets negotiate any terms of the potential transaction with HRG on behalf of the Spectrum Special Committee or otherwise.

On January 27, 2017, the Spectrum Special Committee engaged Kirkland to act as independent legal counsel to the Spectrum Special Committee. The decision to engage Kirkland was based on, among other things, the qualifications of Kirkland and the absence of material conflicts on the part of Kirkland. Prior to the formation of the Spectrum Special Committee, Messrs. Polistina and Nathan Fagre, General Counsel and Secretary of Spectrum, had conducted interviews of three law firms, including Kirkland, to act as independent legal counsel to the Spectrum Special Committee.

On February 1, 2017, the HRG board of directors (including Mr. Maura) held a meeting, with representatives of HRG’s management in attendance, at which Mr. Asali discussed the status of HRG’s strategic review process, which included consideration of a potential strategic transaction involving Spectrum and informed the HRG board of directors that the Spectrum board of directors had formed the Spectrum Special Committee.

On February 3, 2017, the Spectrum Special Committee, together with representatives of Kirkland, conducted interviews of, and received presentations from, four nationally recognized investment banks, including Moelis, to act as independent financial advisor to the Spectrum Special Committee.

On February 9, 2017, in light of the fact that certain regulatory approvals for the FGL Sale had not yet been received, FGL and Anbang announced that they had entered into a second amendment to the agreement and plan of merger they had previously entered into on November 8, 2015, in order to extend the outside date of the transaction from February 8, 2017 to April 17, 2017. In connection with the extension of the outside date for the transaction, the parties also amended the agreement and plan of merger to, among other things, permit FGL to solicit acquisition proposals from other potential acquirers.

On February 10, 2017, the Spectrum Special Committee held a meeting, with representatives of Spectrum’s management and Kirkland in attendance. Representatives of Kirkland reviewed with the Spectrum Special Committee members certain legal matters, including the Spectrum Special Committee members’ fiduciary duties and various considerations and process matters related to the Spectrum Special Committee’s evaluation of strategic alternatives. The Spectrum Special Committee discussed and approved a set of guidelines (the “Communication Guidelines”) containing certain policies and restrictions regarding interactions and communications between the Spectrum Special Committee and other members of the Spectrum board of directors, Spectrum’s management (including, for the avoidance of doubt, Mr. Maura), HRG, and other third parties in connection the Spectrum Special Committee’s review and evaluation of strategic alternatives. The Spectrum Special Committee recognized the input of certain members of management would be valuable to the Spectrum Special Committee’s process and accordingly determined that it would likely be appropriate from time to time to, in accordance with the Communication Guidelines, invite certain members of management to all or portions of certain Spectrum Special Committee meetings. The Spectrum Special Committee next discussed financial advisors and after discussion and consideration of the presentations made by each of the four investment banks on February 3, 2017, determined to retain Moelis as the Spectrum Special Committee’s independent financial advisor. This determination was based on, among other things, the qualifications of Moelis and the Spectrum Special Committee’s determination as to the independence of Moelis in connection with a potential strategic transaction based on its review of relationships disclosure provided by Moelis to the Spectrum Special Committee. Finally, after discussion, the Spectrum Special Committee unanimously elected Mr. Polistina to serve as its Chairman.

During the week of February 13, 2017, Messrs. Polistina and Steinberg, the Chairman of the HRG board of directors, discussed the status of HRG’s review of strategic alternatives. During the course of this discussion, Mr. Steinberg informed Mr. Polistina that HRG was currently focused on the pending FGL Sale, but that if the Spectrum Special Committee wished to submit a proposal relating to a potential transaction between Spectrum and HRG, the HRG board of directors would be open to considering such a proposal.

On February 24, 2017, representatives of Moelis, at the direction of Mr. Polistina, made an introductory telephone call to Mr. Steinberg to discuss, among other things, the status and timing of the FGL Sale in light of the February 9, 2017 amendment to the agreement and plan of merger and in the context of a potential transaction between Spectrum and HRG.

Also on that day, Messrs. Polistina and Asali discussed the status and timing of the FGL Sale in the context of a potential transaction between Spectrum and HRG.

On February 27, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. Mr. Douglas Martin, Executive Vice President and Chief Financial Officer of Spectrum, and Mr. Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Representatives of Moelis and Kirkland reviewed on a preliminary basis, and the Spectrum Special Committee considered, a range of potential strategic alternative structures and scenarios that may be available to Spectrum as well as various financial, tax and other considerations related thereto. Among the strategic alternatives discussed during this review were various potential transactions between Spectrum and HRG, including (1) a merger between the companies following the FGL Sale, (2) a merger between the companies prior to the FGL Sale, (3) a distribution by HRG of its shares of FGL to HRG shareholders, immediately followed by a merger between HRG and Spectrum, and (4) a merger between HRG and Spectrum, immediately followed by a distribution of the shares of FGL held by the combined company to former HRG shareholders. The Spectrum Special Committee and its advisors discussed the fact that if the FGL Sale was completed prior to a merger transaction between Spectrum and HRG, it would significantly reduce or eliminate the need to consider the value of, or conduct diligence on, FGL (although the historical and other businesses of HRG would still require due diligence) and would also eliminate any risk to Spectrum that the FGL Sale would fail to close. The representatives of Moelis also discussed with the Spectrum Special Committee the potential benefits to Spectrum’s minority shareholders that could be achieved in a transaction with HRG. The Spectrum Special Committee directed Moelis and Kirkland to continue to progress their analysis of potential transaction structures involving HRG, focusing in particular on a potential merger that would follow the completion of the FGL Sale. The Spectrum Special Committee also directed Moelis and Kirkland to continue to consider other strategic alternatives not involving HRG, but acknowledged that such alternatives were unlikely to be feasible or as attractive for a variety of reasons, including, among others, because there were unlikely to be counterparties interested in such a transaction at that time that would be more attractive to both Spectrum and HRG (in light of HRG being Spectrum’s controlling shareholder, most such transactions were unlikely to be feasible without HRG’s support).

On March 9, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. Mr. Andreas Rouvé, Chief Executive Officer of Spectrum, and Messrs. Martin and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Representatives of Kirkland and Moelis delivered a presentation analyzing, on a preliminary basis, potential merger structures between Spectrum and HRG assuming completion of the FGL Sale (including preliminary financial analyses by Moelis) and structural, tax, financing and other considerations related thereto. Also discussed during the presentation were certain key value components related to such a transaction, including the estimated value of HRG’s assets and liabilities, which the representatives of Moelis noted would require further due diligence at the appropriate time. The Spectrum Special Committee and its advisors also discussed (1) the potential benefits to Spectrum and its minority shareholders that could be achieved from no longer having HRG as a controlling shareholder and (2) the expected pro forma ownership in a combined company of HRG’s shareholders and specifically its two largest shareholders, Leucadia and Fortress. As part of this discussion, the Spectrum Special Committee discussed governance matters related to a transaction and potential standstill and transfer restrictions applicable to Leucadia and/or Fortress. Following discussion, the Spectrum Special Committee determined to further explore a potential merger between Spectrum and HRG following completion of the FGL Sale and directed Moelis to contact HRG or its representatives to indicate that the Spectrum Special Committee was evaluating such a transaction and that in connection with its evaluation, the Spectrum Special Committee would be interested in conducting due diligence on HRG.

On March 10, 2017, Moelis contacted HRG and indicated that the Spectrum Special Committee was evaluating a potential merger involving Spectrum and HRG and that it was interested in conducting due diligence on HRG in connection with its evaluation. Following this contact, Messrs. Steinberg and Zargar discussed the Spectrum Special Committee’s request with the HRG board of directors.

On March 13, 2017, Kirkland, on behalf of the Spectrum Special Committee, sent a draft non-disclosure agreement to Davis Polk.

On March 14, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. Messrs. Maura, Rouvé, Martin and Fagre were also present for a portion of the meeting at the invitation of the Spectrum Special Committee. Mr. Maura shared his perspectives regarding (1) certain benefits to Spectrum and its minority shareholders that he believed would result from a strategic transaction with HRG and (2) process and timing considerations related to such a transaction.

On March 20, 2017, Messrs. Asali and Polistina discussed a potential merger between Spectrum and HRG. Among other things, they discussed the assets and liabilities of HRG (other than HRG’s shares of Spectrum Common Stock) that may be included in such a transaction and the related due diligence process. As part of this discussion, Mr. Asali indicated that if the parties were to enter into a transaction conditioned on prior completion of the FGL Sale, it was HRG’s current working assumption that a transaction would involve the transfer into a solvent liquidating trust of substantially all of HRG’s non-core assets and liabilities (including Front Street and all of its other businesses and subsidiaries). Mr. Asali indicated that HRG’s working assumption was that it would retain its (1) shares of Spectrum Common Stock, (2) debt remaining following the FGL Sale and expected paydown of HRG’s debt with the sale proceeds, (3) cash, (4) certain NOLs and capital loss carryforwards (together with NOL carryforwards, the “Tax Attributes”), and (5) liabilities for transaction-related costs. Mr. Asali indicated that after the closing of the FGL Sale this liquidating trust would be spun off to HRG’s shareholders and excluded from any potential transaction between Spectrum and HRG. Messrs. Asali and Polistina discussed HRG’s view that establishing the liquidating trust would appear to eliminate the need for the parties to agree on the value of those excluded assets and liabilities of HRG (including Front Street) and may significantly reduce the scope of Spectrum’s diligence process on HRG.

On March 22, 2017, HRG announced that the effective date of Mr. Asali’s resignation (previously announced on November 17, 2016) from his position as President and Chief Executive Officer of HRG and his membership on each of the HRG board of directors and the Spectrum board of directors, would be April 14, 2017, and that at that time, Mr. Steinberg would become the Chief Executive Officer of HRG and Mr. Zargar would become the Chief Operating Officer of HRG.

On March 23, 2017, representatives of Moelis and J.P. Morgan discussed the status of the FGL Sale, the liquidating trust, the due diligence process and other aspects of a potential merger between Spectrum and HRG.

On March 24, 2017, the Spectrum Special Committee held a meeting to continue its discussion and evaluation of a potential transaction between Spectrum and HRG, with representatives of Kirkland and Moelis in attendance. Messrs. Martin and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Representatives of Moelis discussed with the Spectrum Special Committee a preliminary financial analysis related to a potential stock-for-stock merger between HRG and Spectrum following completion of the FGL Sale. The Spectrum Special Committee considered a range of potential exchange ratios for the potential merger, discussed various considerations for making a proposal to HRG and determined to further consider such matters at a subsequent meeting. Representatives of Kirkland also discussed with the Spectrum Special Committee certain matters relating to post-closing governance if a transaction with HRG were to be consummated. Following discussion, the Spectrum Special Committee determined that such governance and related terms should not be included in an initial proposal to HRG in the interest of engaging on economic terms first.

Later in the day on March 24, 2017, Spectrum and HRG entered into a non-disclosure agreement, which did not include a standstill provision.

On March 27, 2017, the Spectrum Special Committee held a meeting to continue its discussion of a potential transaction between Spectrum and HRG, with representatives of Kirkland and Moelis in attendance. Representatives of Moelis discussed with the Spectrum Special Committee financial analyses related to a potential stock-for-stock merger of the companies following the FGL Sale. The Spectrum Special Committee considered a range of potential exchange ratios for the merger, discussed the status of the due diligence of HRG and discussed the potential submission of a proposal to HRG later that week subject to further developments.

On March 30, 2017, HRG granted Spectrum, Deloitte & Touche LLP (tax advisor to Spectrum) (“Deloitte”), Moelis and Kirkland access to an electronic data room containing certain due diligence information.

On March 31, 2017, the Spectrum Special Committee held a meeting to review and approve the financial and other terms of an initial proposal to be made to HRG for a merger between the companies, with representatives of Kirkland and Moelis in attendance. Messrs. Martin and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Representatives of Kirkland and Moelis provided an update on the due diligence performed with respect to HRG and the potential transaction. The representatives of Moelis discussed with the Spectrum Special Committee financial analyses related to a potential stock-for-stock merger of the companies following the FGL Sale. The Spectrum Special Committee considered a range of exchange ratios for the merger and, following discussion with its advisors and Spectrum’s management, the Spectrum Special Committee approved the submission of a non-binding proposal for a stock-for-stock merger between Spectrum and HRG at an exchange ratio of 0.130 shares of Spectrum Common Stock for each share of HRG Common Stock, with the merger being subject to, among other things, (1) the closing of the FGL Sale and pay down of HRG debt with the sale proceeds, (2) the implementation of the liquidating trust and (3) the approval of the transaction by Spectrum shareholders, including a non-waivable majority of the minority vote.

Later in the day on March 31, 2017, representatives of Kirkland, on behalf of the Spectrum Special Committee, submitted the preliminary, non-binding proposal to HRG on the terms authorized by the Spectrum Special Committee.

On April 14, 2017, Mr. Asali’s previously announced resignation from his positions as President and Chief Executive Officer of HRG and member of the HRG board of directors and Spectrum board of directors became effective. Mr. Steinberg replaced Mr. Asali as the Chief Executive Officer of HRG.

On April 17, 2017, FGL and Anbang announced the termination of the agreement and plan of merger they had previously entered into on November 8, 2015.

On April 25, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance, to discuss the status of the Spectrum Special Committee’s March 31, 2017 proposal to HRG. Messrs. Rouvé, Martin and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. The Spectrum Special Committee and its advisors noted that HRG appeared to be focused on the FGL Sale. In light of this, the Spectrum Special Committee determined not to engage in any further discussion with HRG pending a response to the March 31, 2017 proposal.

On May 3, 2017, the HRG board of directors (including Mr. Maura) held a meeting, with representatives of HRG’s management in attendance, during which Messrs. Steinberg and Zargar described for the board the Spectrum Special Committee’s March 31, 2017 proposal.

On May 24, 2017, FGL and CF Corporation announced that they had entered into an agreement and plan of merger, pursuant to which CF Corporation would acquire FGL, subject to satisfaction of certain closing conditions. Concurrently with and as part of such transaction, HRG agreed to sell its Front Street operating subsidiaries to CF Corporation. At the same time, HRG and CF Corporation, along with other related parties, entered into an agreement permitting an HRG subsidiary to elect to cause applicable CF Corporation subsidiaries to make joint elections under Section 338(h)(10) of the Code with respect to the FGL Sale, in which case the HRG subsidiary and/or a CF Corporation affiliate would be required to make one or more payments for the election to the other (the “338 Election Payments”).

Commencing in early June 2017 and from time to time thereafter, representatives of HRG and Mr. Maura discussed at a high level HRG’s views with respect to certain matters related to a potential transaction between HRG and Spectrum, including the proposal that the Spectrum Special Committee had delivered to HRG on March 31, 2017. These discussions were informational in nature and included, among other things, HRG’s business strategy, discussions of potential transaction structures between HRG and Spectrum as well as the nature and appropriate treatment of HRG’s assets (including Tax Attributes) and liabilities, and did not include a negotiation of the terms of the transaction on behalf of Spectrum or the Spectrum Special Committee.

Also commencing in early June 2017 and continuing for the next several months, HRG’s management and financial advisors had preliminary exploratory conversations with a number of potential counterparties (both strategic and financial) regarding potential strategic transactions involving HRG, including the sale of HRG’s interest in Spectrum or a merger or other business combination transaction involving HRG. None of these conversations progressed past the exploratory stage.

Between July 10, 2017 and July 21, 2017, Messrs. Steinberg and Zargar had a number of conversations with HRG’s advisors regarding possible structures of a potential transaction involving HRG’s shares of Spectrum Common Stock.

On July 10, 2017, Mr. Steinberg e-mailed Mr. Maura requesting a meeting with the Spectrum Special Committee in order to discuss an alternative structure for a potential transaction between Spectrum and HRG. Mr. Maura forwarded the e-mail to the Spectrum Special Committee. Mr. Polistina subsequently arranged a Spectrum Special Committee meeting with Mr. Steinberg and other representatives of HRG to be held on July 20, 2017.

On July 20, 2017, the Spectrum Special Committee and representatives of Kirkland met with Messrs. Steinberg and Zargar and representatives of Davis Polk. The representatives of HRG described to the Spectrum Special Committee a potential transaction between Spectrum and HRG, which would not, as a matter of Delaware law, NYSE rules or the Spectrum Certificate of Incorporation, require Spectrum stockholder approval, whereby the number of shares of Spectrum Common Stock held by HRG would be adjusted for HRG’s net debt and certain other items, and then, following such adjustment, would be distributed to HRG’s shareholders. Following this distribution, HRG would transfer its remaining assets and liabilities into a liquidating trust and then HRG would dissolve (the “Share Exchange Structure”). Representatives of HRG also advised that they estimated the aggregate amount of HRG’s Tax Attributes to be approximately $1.6 billion (consisting of approximately $1.2 billion of NOL and approximately $400 million of capital loss carryforwards) and the parties agreed that irrespective of the structure pursued in a transaction between Spectrum and HRG, the Spectrum Special Committee and its advisors would need to diligence such Tax Attributes. The representatives of HRG noted that HRG contemplated obtaining a private letter ruling from the IRS in connection with the Share Exchange Structure, given certain complexities associated with a “downstream” reorganization of HRG into Spectrum. No specific proposal regarding the economic or other terms of the Share Exchange Structure was made at this meeting.

Over the subsequent weeks, (1) the Spectrum Special Committee’s advisors further analyzed the feasibility and other considerations of the Share Exchange Structure and conducted further due diligence on HRG, including HRG’s tax assets and liabilities (including the Tax Attributes), (2) representatives of Kirkland and Davis Polk began coordinating with respect to the preparation of a private letter ruling request to be submitted to the IRS in respect of the Share Exchange Structure and (3) Messrs. Steinberg and Zargar continued to keep the HRG board of directors apprised of the status of the ongoing discussions and the Spectrum Special Committee’s advisors continued to keep the Spectrum Special Committee appraised of the status of the ongoing discussions.

On July 25, 2017, the Spectrum board of directors held a regularly scheduled meeting. As part of its regular strategic review process, and unrelated to and separate from the Spectrum Special Committee’s ongoing consideration of a potential transaction with HRG, the Spectrum board of directors authorized management to explore a potential divestiture of all or part of one or both of Spectrum’s global batteries business and global appliances business (collectively, the “GBA Businesses”) to one or more third parties. After this date, Spectrum began a process of exploring, and engaged in conversations with third parties regarding, a potential divestiture of one or both of the GBA Businesses, including through a sale of the business or a spin-off of one or both of the GBA Businesses followed by a merger of those business units with a third party (a so-called “reverse morris trust” transaction).

On August 2, 2017, the HRG board of directors (other than Mr. Maura, who was not in attendance) held a meeting, with representatives of HRG’s management in attendance, during which the HRG board of directors discussed the status of a potential strategic transaction involving Spectrum and the various alternatives that were under consideration by HRG’s management and advisors.

On August 8, 2017, the HRG board of directors held a meeting, with representatives of HRG’s management in attendance, during which the HRG board of directors discussed a potential strategic transaction involving Spectrum. At the invitation of Mr. Steinberg, Mr. Maura provided his perspective on a potential transaction between HRG and Spectrum. At neither this meeting nor any other meeting of the HRG board of directors in which Mr. Maura participated in connection with a potential transaction between Spectrum and HRG did Mr. Maura act on behalf of the Spectrum Special Committee or otherwise negotiate terms of the potential transaction on behalf of Spectrum. Mr. Steinberg reviewed the terms of the potential proposal and identified elements of the potential proposal that required further consideration by HRG’s management. Following discussion, the HRG board of directors determined that Mr. Steinberg should work with HRG’s management and advisors to finalize the proposal in a manner consistent with the board discussion and, once finalized, management of HRG should make the proposal discussed during the meeting.

On August 10, 2017, the Spectrum Special Committee held a meeting to discuss, among other things, the Share Exchange Structure, with representatives of Kirkland and Moelis in attendance. Messrs. Martin and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Representatives of Kirkland and the Spectrum Special Committee discussed the subject of a Spectrum shareholder vote in connection with the Share Exchange Structure and following such discussion the Spectrum Special Committee concluded that, notwithstanding the fact that the Share Exchange Structure did not require Spectrum shareholder approval under the Spectrum Certificate of Incorporation, Delaware law or the rules of the NYSE, it would still be appropriate to condition a transaction with HRG, including the Share Exchange Structure, on a non-waivable majority of the minority vote (as was the case in the Spectrum Special Committee’s March 31, 2017 proposal to HRG).

On August 24, 2017, the Spectrum Special Committee held a meeting to discuss the status of the potential transaction with HRG, with representatives of Kirkland and Moelis in attendance. In light of the Spectrum board of directors’ determination to explore potential divestitures of the GBA Businesses, the Spectrum Special Committee discussed whether there could be benefits to exploring a divestiture of all or a portion of the GBA Businesses to HRG as a potential alternative transaction structure. Representatives of Moelis and Kirkland provided preliminary views regarding the viability, merits and considerations of a divestiture of the GBA Businesses to HRG through a tax-free non-pro rata split-off in exchange for the redemption of a portion of the shares in Spectrum held by HRG (the “GBA Split-Off Structure”). Representatives of Moelis also updated the Spectrum Special Committee on the tax due diligence conducted over the prior several weeks by Spectrum’s management, Deloitte, and the Spectrum Special Committee’s advisors in connection with the Share Exchange Structure. The Spectrum Special Committee directed its advisors to further explore the potential GBA Split-Off Structure in parallel with the continued evaluation of the Share Exchange Structure and associated due diligence.

Also on August 24, 2017, HRG entered into an engagement letter with J.P. Morgan.

On August 31, 2017, the Spectrum board of directors appointed Mr. Zargar as a director of Spectrum to fill the vacancy created by the resignation of Mr. Asali on April 14, 2017.

On September 5, 2017, Davis Polk submitted, on behalf of HRG, a request for a private letter ruling to the IRS in respect of the Share Exchange Structure.

On September 9, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. At the meeting, the advisors updated the Spectrum Special Committee on the ongoing work being conducted by its advisors regarding the Share Exchange Structure and the GBA Split-Off Structure, including due diligence of HRG’s Tax Attributes. Additionally, at the direction of the Spectrum Special Committee, Moelis reviewed standalone valuation analyses of the GBA Businesses. Representatives of Kirkland also reviewed with the Spectrum Special Committee members certain legal matters, including the members’ fiduciary duties, considerations in transactions involving controlling shareholders, and the interaction between the Spectrum Special Committee’s ongoing review of a potential transaction with HRG and Spectrum’s independent consideration of a sale of the GBA Businesses. The Spectrum Special Committee and its advisors also discussed upcoming meetings with HRG regarding a potential transaction, including tax and structuring matters, that were scheduled for September 11 and 12, 2017.

On September 11, 2017, Mr. Polistina and representatives of Moelis met with Messrs. Steinberg and Zargar to discuss a potential transaction between Spectrum and HRG. In addition to discussion of the Share Exchange Structure, Mr. Polistina and Moelis raised for discussion the potential GBA Split-Off Structure to evaluate whether HRG would have any interest in pursuing a transaction of this nature. At that meeting, Mr. Steinberg stated that while HRG was continuing to review the GBA Split-Off Structure, it likely was not interested in pursuing such transaction because it was not sufficiently attractive. No specific proposal regarding the economic or other terms of the Share Exchange Structure, the GBA Split-Off Structure or any other transaction between Spectrum and HRG was made at this meeting.

On September 12, 2017, Mr. Polistina, representatives of Spectrum’s management, Kirkland and certain other of the Spectrum Special Committee’s advisors met with Messrs. Steinberg and Zargar and representatives of Davis Polk, certain of the HRG board of directors’ other advisors and representatives of Leucadia to discuss various tax and structural matters related to a potential transaction between Spectrum and HRG. The discussion covered a range of potential transaction structures that could achieve the parties’ objectives with respect to the Tax Attributes and the relevant considerations for each, including a downstream reorganization of HRG with Spectrum, a merger of Spectrum with a subsidiary of HRG, reverse morris trust transaction, a split-off of certain Spectrum business units in which HRG would exchange its Spectrum shares for stock in the split-off entity and a spin-off of certain Spectrum business units followed by an exchange of HRG’s shares in Spectrum for shares in the spun-off entity and a merger of the remaining Spectrum entity with a third party (a so-called “morris trust” transaction).

On September 25, 2017, the HRG board of directors held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. At the invitation of Mr. Steinberg, Mr. Maura provided an update on the business and results of operations of Spectrum as well as an update on the potential sale of Spectrum’s global batteries business to Energizer Holdings, Inc. (the “Batteries Divestiture”). Following such update Mr. Maura left the meeting, after which the other members of the HRG board of directors discussed, among other things, the terms of a potential transaction between HRG and Spectrum. In addition, the HRG board of directors discussed potential conflicts of interest relating to Fortress or Leucadia that could arise in such a transaction. The HRG board of directors determined that any elements of such a transaction that presented such a conflict of interest would be negotiated under the supervision and direction of the disinterested and independent members of the HRG board of directors and that the interested members of the HRG board of directors would recuse themselves from the applicable board discussions, following which the disinterested directors would consider the matter in an executive session, and determine how to proceed. Messrs. Steinberg, McKnight and Whittaker were then excused and the disinterested and independent members of the HRG board of directors then continued the discussion of governance matters and reviewed and discussed the potential terms of an engagement letter for

Jefferies, and based upon, among other things, the experience and capabilities of Jefferies (including its familiarity with HRG), and taking into account Jefferies’ potential conflicts of interest, and the compensation structure and amount of Jefferies’ fees, instructed HRG’s management to seek to finalize Jefferies’ engagement letter.

On September 27, 2017, at a meeting requested by Mr. Steinberg, Mr. Steinberg delivered to Mr. Polistina a written proposal for a transaction based on the Share Exchange Structure in which, among other things, (1) HRG’s shareholders would receive a number of shares of Spectrum Common Stock equal to the number of shares of Spectrum Common Stock held by HRG, (2) Spectrum would assume HRG’s outstanding net debt, without any adjustments, (3) HRG’s shareholders would receive an additional cash payment equal to the difference between $602 million and the amount of HRG’s net debt, which consideration represented a control premium as well as value for HRG’s Tax Attributes, (4) a liquidating trust would be established to hold certain assets and liabilities of HRG, and (5) because the transaction would not require Spectrum shareholder approval pursuant to the Spectrum Certificate of Incorporation, Delaware law or NYSE rules, no “majority of the minority” approval of Spectrum’s shareholders would be required as a condition to the closing of a transaction.

In late September 2017, Mosaic Acquisition Corp. (“Mosaic Acquisition”), a special purpose acquisition investment vehicle formed by Mr. Maura and an affiliate of Fortress Parent, conducted an initial public offering, following which Mr. Maura began to serve as the public company’s Chairman, President and Chief Executive Officer. The initial public offering of Mosaic Acquisition was underwritten by J.P. Morgan, among others. For additional discussion, see “The Merger—Interests of Spectrum’s Directors and Officers in the Merger” and “The Merger—Opinion of HRG’s Financial Advisor.”

On October 2, 2017, the Spectrum Special Committee held a meeting to discuss HRG’s September 27, 2017 proposal, with representatives of Kirkland and Moelis in attendance. Representatives of Moelis discussed with the Spectrum Special Committee financial analyses of HRG’s September 27, 2017 proposal, including the impact of a transaction on such terms to Spectrum’s minority shareholders. Following discussion, the Spectrum Special Committee determined that the proposal was not attractive to, and was not in the best interests of, Spectrum and its minority shareholders. In light of this determination, Mr. Polistina and Moelis were directed to inform HRG and its representatives that the September 27, 2017 proposal was not attractive to Spectrum and its minority shareholders, but that the Spectrum Special Committee remained interested in exploring a mutually beneficial transaction with HRG. The Spectrum Special Committee and representatives of Kirkland also discussed the status of Spectrum’s potential transaction involving the GBA Businesses and the potential interaction of any such transaction with a potential transaction with HRG.

On October 2, 2017, Mr. Polistina sent the Spectrum Special Committee’s response discussed at the Spectrum Special Committee meeting held earlier that day to Messrs. Steinberg and Zargar.

Over the next week, Mr. Polistina and representatives of Moelis engaged in numerous discussions with representatives of HRG regarding HRG’s September 27, 2017 proposal, Mr. Polistina updated the other members of the Spectrum Special Committee on such discussions and Messrs. Steinberg and Zargar updated the HRG board of directors on such discussions. The representatives of Moelis and J.P. Morgan discussed the valuation gap relating to the parties’ differing preliminary valuations of the HRG Tax Attributes as well as HRG’s request to receive compensation for surrendering control of Spectrum and various transaction mechanisms that could be utilized to address such valuation gap, including Spectrum issuing contingent value rights to HRG related to the utilization of HRG’s Tax Attributes.

On October 9, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance, to discuss potential responses to HRG’s September 27, 2017 proposal. Moelis discussed with the Spectrum Special Committee financial analyses regarding a range of potential responses, based on the Share Exchange Structure, including analysis regarding a proposal providing for (1) an adjustment to the number of shares of Spectrum Common Stock held by HRG for HRG’s net debt and for the transaction and financing costs of both parties, (2) a 75%/25% split in favor of Spectrum of the value created from the elimination of the discount in the trading price of HRG Common Stock and HRG’s “sum of the parts” valuation, (3) the parties entering into a tax receivable agreement (a “TRA”) entitling HRG’s shareholders to cash payments which, in combination with their continued ownership of the combined company, would provide them with 75% of the value realized by the combined company from the utilization of HRG’s Tax Attributes (the “Net Effective Tax Attribute Savings”), (4) HRG’s establishment of a liquidating trust, and (5) conditioning the transaction on a non-waivable vote of the majority of the minority Spectrum shareholders. The Spectrum Special Committee discussed with its advisors the various potential responses, including the potential benefits of providing HRG with realized rather than upfront value for HRG’s Tax Attributes, including eliminating the impact of uncertainty regarding future tax rates. Following discussion, the Spectrum Special Committee approved the terms of a proposal and authorized Moelis to deliver the proposal to HRG.

On October 10, 2017, Moelis submitted a written proposal to HRG on the terms approved by the Spectrum Special Committee at the October 9, 2017 meeting. After HRG received the October 10, 2017 proposal, Messrs. Steinberg and Zargar discussed it with the HRG board of directors.

On October 16, 2017, HRG entered into an engagement letter with Jefferies.

On October 25, 2017, the board of directors of HRG held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. At the meeting, Mr. Steinberg updated the HRG board of directors on the status of discussions with the Spectrum Special Committee regarding the potential transaction, and reviewed the terms of the Spectrum Special Committee’s October 10, 2017 proposal. He noted there remained a substantial difference between HRG’s and Spectrum Special Committee’s positions. At the invitation of Mr. Steinberg, Mr. Maura joined the meeting to provide his perspective on a potential transaction with Spectrum, and thereafter Mr. Maura left the meeting. Representatives of J.P. Morgan then reviewed with the other members of the HRG board of directors the proposals made by HRG and Spectrum on September 27, 2017 and October 10, 2017, respectively, and the HRG board of directors discussed the fundamental differences between the proposals. Mr. Steinberg stated his view that because he believed Spectrum may not be willing to pay HRG compensation for surrendering control over Spectrum or compensate HRG for the value of its Tax Attributes, HRG should terminate discussions with the Spectrum Special Committee and pursue other strategic alternatives. After further discussion among the HRG directors, it was the sense of the board that HRG management should continue to engage with the Spectrum Special Committee and try to negotiate a mutually beneficial transaction.

On October 30, 2017, representatives of HRG made a proposal to the Spectrum Special Committee for a transaction utilizing the Share Exchange Structure, which the parties had explored during discussions in July of 2017. The proposal differed from the Spectrum Special Committee’s last proposal in that, among other things, (1) it contemplated an incremental $100 million adjustment in HRG’s favor as a payment for its capital loss carryforwards, (2) cash payments under the TRA, along with their continued ownership in the combined company, would entitle HRG’s shareholders to 90% of any net effective NOL savings (rather than the 75% previously proposed by the Spectrum Special Committee), (3) HRG’s shareholders would retain the benefit of the elimination of the discount in the trading price of HRG Common Stock and HRG’s “sum of the parts” valuation, (4) HRG’s shareholders would receive a number of warrants equal to the net reduction in the number of shares of Spectrum Common Stock resulting from the adjustments described above, (5) Spectrum would bear the transaction and financing costs of both parties, (6) Spectrum would owe a $100 million termination fee in the event the transaction failed to close due to not obtaining the majority of the minority Spectrum shareholder vote, and (7) HRG would be entitled to designate two directors (out of a proposed 10 total directors) to the post-closing board of directors of the combined company.

On October 31, 2017, representatives of J.P. Morgan and Moelis had a meeting to discuss the parties’ respective positions and proposals.

On November 1, 2017, the Spectrum Special Committee held a meeting to discuss HRG’s October 30, 2017 proposal, with representatives of Kirkland and Moelis in attendance. Prior to the representatives of Moelis joining the meeting, the Spectrum Special Committee discussed that Mr. Polistina had been asked to participate in a potential business opportunity that Mr. Maura had been considering involving an affiliate of Fortress, and in light of the Spectrum Special Committee’s process, Mr. Polistina had determined that it would not be appropriate to participate in such opportunity and had informed Mr. Maura of the same. The other members of the Spectrum Special Committee engaged in a discussion regarding this matter and determined that this had no impact on Mr. Polistina’s independence or ability to serve on the Spectrum Special Committee and that no changes to the Spectrum Special Committee’s process were warranted. Following such discussion, the representatives of Moelis joined the meeting and discussed with the Spectrum Special Committee a financial analysis of HRG’s October 30, 2017 proposal, including the impact of a transaction on such terms to Spectrum’s minority shareholders. The Spectrum Special Committee determined that the proposal was not attractive to, and was not in the best interests of, Spectrum and its minority shareholders. In light of this determination, the Spectrum Special Committee directed Mr. Polistina to communicate to the HRG board of directors that while the Spectrum Special Committee was willing to continue exploring a potential transaction with HRG, the terms would have to be mutually beneficial for both parties.

Later that day, Mr. Polistina, on behalf of the Spectrum Special Committee, sent an e-mail to the HRG board of directors rejecting HRG’s October 30, 2017 proposal and communicating the message discussed by the Spectrum Special Committee at its meeting earlier that day.

On November 2, 2017, Mr. Polistina and representatives of HRG, Moelis, J.P. Morgan and Jefferies participated in a conference call during which they discussed HRG’s October 30, 2017 proposal, HRG’s desire to receive a greater amount of compensation for surrendering control over Spectrum and for the value of the Tax Attributes, and the Spectrum Special Committee’s October 10, 2017 proposal, in an effort to identify potential opportunities to bridge those differences.

On November 2, 2017, Spectrum’s management approached Kirkland about the possibility of Kirkland representing Spectrum on antitrust matters in connection with the Batteries Divestiture due to the fact that the chair of the antitrust practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, Spectrum’s outside legal counsel on the Batteries Divestiture at the time, was nominated to become the Chairman of the Federal Trade Commission. Subsequently and following approval by the Spectrum Special Committee on November 3, 2017, Kirkland was engaged to represent Spectrum on such matters. Subsequently, in late November, at the request of Spectrum’s management and following approval by Mr. Polistina (and which approval was confirmed by the Spectrum Special Committee), Kirkland was engaged to represent Spectrum on corporate matters on the Batteries Divestiture. In both instances, the Spectrum Special Committee determined that Spectrum’s retention of Kirkland would not create a conflict of interest or compromise Kirkland’s independence and was in Spectrum’s and its minority shareholders’ best interests, including because of Kirkland’s familiarity with Spectrum from its work with the Spectrum Special Committee as well as Kirkland’s familiarity with certain aspects of the Batteries Divestiture due to the Spectrum Special Committee’s previous evaluation of the GBA Split-Off Structure, putting Kirkland in a good position to commence work quickly on the Batteries Divestiture which was expected to proceed on an accelerated timeline.

On November 3, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance, to receive an update on recent discussions between Moelis and Mr. Polistina and representatives of HRG, determine whether it would be advisable to make a proposal to HRG, and if so, decide the appropriate terms. Representatives of Moelis discussed with the Spectrum Special Committee financial analyses regarding a range of potential proposals, based on the Share Exchange Structure, including analysis regarding a proposal providing for (1) an adjustment for HRG’s net debt and for the transaction and financing costs of both parties, (2) the receipt by HRG’s shareholders of 75% of any Net Effective Tax Attribute Savings payable through a TRA, in cash or in stock at the election of Spectrum, (3) no issuance of the warrants contemplated in HRG’s October 30, 2017 proposal but the acceptance of HRG’s proposal that HRG’s shareholders retain the benefit of the elimination of the discount in the trading price of HRG Common Stock and HRG’s “sum of the parts” valuation, and (4) the establishment of a liquidating trust to hold certain assets and liabilities of HRG. Representatives of Kirkland then discussed with the Spectrum Special Committee various non-economic considerations related to a potential transaction with HRG, including the proposed termination fee in the event the majority of the minority Spectrum shareholder vote was not obtained, post-closing board composition and potential ongoing nomination rights for one or both of Leucadia and Fortress, and the potential for a post-closing shareholder agreement providing for customary standstills and/or lock-ups for one or both of Leucadia and Fortress. Following discussion, the Spectrum Special Committee determined to make a proposal on the basis of the economic terms reviewed with Moelis, but directed Moelis to first preview such terms with HRG prior to any submission of a formal proposal.

On November 6 and 7, 2017, representatives of Moelis had conference calls with a representative of HRG to preview the economic terms of the Spectrum Special Committee’s potential proposal.

On November 8, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. The representatives of Moelis summarized their recent interactions with HRG and noted that HRG seemed to be willing to consider the Spectrum Special Committee’s contemplated proposal. Representatives of Kirkland then discussed with the Spectrum Special Committee a possible approach to certain non-economic terms that could be incorporated in a proposal, including (1) Leucadia and Fortress being subject to a post-closing lock-up expiring at the earlier of (a) three years and (b) the utilization of HRG’s Tax Attributes, (2) the two existing HRG-designated directors on the Spectrum board of directors continuing on the post-closing board of directors of the combined company through the end of their current terms, (3) Leucadia receiving a continuing post-closing nomination right to appoint a director with respect to one of the two board seats currently held by HRG designated directors as described in clause (2) for so long as it owned at least 10% of Spectrum’s Common Stock (and being subject to a customary standstill for so long as its nominee serves on the Spectrum board of directors), and (4) a rejection of HRG’s October 30, 2017 proposal for a termination fee in the event the majority of the minority Spectrum shareholder vote was not obtained. Following discussion, the Spectrum Special Committee approved such non-economic terms and directed its advisors to submit a comprehensive proposal to HRG at the further direction of Mr. Polistina.

On November 9, 2017, at the direction of Mr. Polistina, Moelis delivered the proposal approved at the November 8, 2017 Spectrum Special Committee meeting to HRG. Following HRG’s receipt of the November 9, 2017 proposal from Moelis, Messrs. Steinberg and Zargar discussed it with the HRG board of directors.

On November 13 and 14, 2017, Mr. Steinberg and representatives of Moelis held separate telephone conferences during which Mr. Steinberg provided HRG’s feedback on the Spectrum Special Committee’s November 9, 2017 proposal.

On November 15, 2017, the HRG board of directors held a meeting, with representatives of HRG’s management, J.P. Morgan and Jefferies in attendance. Mr. Maura discussed Spectrum’s performance, after which he was excused from the meeting. The other members of the HRG board of directors then discussed the proposal delivered by Moelis on November 9, 2017. The HRG board of directors developed a proposed response to the Moelis proposal, and directed Mr. Steinberg to deliver its feedback to Moelis.

On November 30, 2017, the FGL Sale and the sale of HRG’s Front Street operating subsidiaries to CF Corporation were consummated.

In early December, in the course of discussions regarding the preparation of the proxy statement for Spectrum’s 2018 annual meeting, representatives of HRG conveyed to Spectrum’s management that prior to the filing of such proxy it would be important for HRG to have a better understanding of whether a transaction between Spectrum and HRG was likely to be agreed prior to such annual meeting.

On December 6, 2017, Moelis held a telephone conference with representatives of J.P. Morgan and Jefferies during which representatives of J.P. Morgan, at the direction of HRG management, orally previewed the terms of a proposal that HRG would be delivering to the Spectrum Special Committee in writing the following day. The terms outlined by representatives of J.P. Morgan were based on the Share Exchange Structure and contemplated, among other things, (1) an adjustment for HRG’s net debt, (2) Spectrum bearing the transaction and financing costs of both parties, (3) the parties entering into a TRA providing HRG’s shareholders with the first $303 million of value realized from Spectrum’s utilization of HRG’s Tax Attributes, paid in the form of shares of the combined company, (4) the establishment of a liquidating trust, (5) acceptance of the Spectrum Special Committee’s requirement that the transaction be conditioned on a non-waivable majority of the minority Spectrum shareholder vote (with no termination fee in the event this vote was not obtained), (6) Leucadia and Fortress not being subject to a post-closing lock-up, (7) the two existing HRG-designated directors on the Spectrum board of directors continuing on the post-closing board of directors of the combined company through the end of their current terms, as proposed by the Spectrum Special Committee, but with HRG having the right to designate one additional director at closing, and (8) acceptance of the Spectrum Special Committee’s proposal that Leucadia receive a continuing post-closing nomination right to one of the board seats referenced in clause (7) for so long as it owned at least 10% of Spectrum Common Stock (and being subject to a customary standstill for so long as its nominee serves on the Spectrum board of directors).

On December 7, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland and Moelis in attendance. Representatives of Moelis summarized the terms of the HRG proposal that representatives of J.P. Morgan had previewed to Moelis on December 6, 2017. Following discussion, the Spectrum Special Committee concluded that a transaction on the terms described by representatives of J.P. Morgan was not attractive to, and not in the best interests of, Spectrum and its minority shareholders. The Spectrum Special Committee further determined that, assuming the pending written proposal from HRG was consistent with the terms previewed, upon receipt of the proposal, Mr. Polistina should send an e-mail to the HRG board of directors on behalf of the Spectrum Special Committee rejecting HRG’s proposal.

Later on December 7, 2017, at the direction of HRG management, representatives of J.P. Morgan, on behalf of HRG, formally delivered the written proposal to the Spectrum Special Committee, which provided for terms substantially similar to those previewed by representatives of J.P. Morgan to Moelis on December 6, 2017.

On December 8, 2017, Mr. Polistina, on behalf of the Spectrum Special Committee, sent an e-mail to the HRG board of directors rejecting HRG’s December 7, 2017 proposal.

On December 9, 2017, at the direction of HRG management, representatives of J.P. Morgan and Jefferies, on behalf of HRG, called Moelis to deliver modifications to the terms of HRG’s December 7, 2017 proposal regarding the TRA construct and approach to transaction and financing costs. The modified terms were that, among other things, (1) the transaction costs of both parties (other than any financing costs) would be borne by HRG subject to a $50 million cap, and (2) rather than providing HRG shareholders with the first $303 million of tax savings realized from the utilization of HRG’s Tax Attributes, HRG’s shareholders would instead receive 75% of any Net Effective Tax Attribute Savings paid in the form of shares of the combined company.

Although the Spectrum Special Committee had previously determined that Kirkland’s retention on the Batteries Divestiture would not impair Kirkland’s ability to serve as independent counsel to the Spectrum Special Committee, out of an abundance of caution and in light of increasing activity and developments with respect to a potential Batteries Divestiture and a potential transaction with HRG, in early December, 2017, the Spectrum Special Committee determined it would be advisable to retain additional independent counsel.

During the week of December 11, 2017, Mr. Polistina, on behalf of the Spectrum Special Committee, conducted interviews with three law firms, including Cleary Gottlieb Steen & Hamilton LLP (“Cleary”). Following such interviews and after discussing with the other members of the Spectrum Special Committee, Mr. Polistina decided to recommend that the Spectrum Special Committee retain Cleary.

On December 13, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance, to discuss HRG’s December 9, 2017 proposal. The Spectrum Special

Committee and its advisors discussed the terms of that proposal and the impact on Spectrum and its minority shareholders. The Spectrum Special Committee and its advisors then discussed a potential proposal to HRG. The principal differences between the potential proposal and the terms of HRG’s December 9, 2017 proposal were: (1) the transaction costs and financing costs of both parties would be borne by HRG, subject to a $40 million cap, (2) certain value related adjustments to the TRA arrangement and the share exchange, (3) Leucadia and Fortress being subject to an 18-month post-closing lock-up, and (4) HRG not having the right to designate one additional director at closing. Following discussion, the Spectrum Special Committee authorized Moelis to deliver the proposal to J.P. Morgan and also authorized Mr. Polistina and the representatives of Moelis to offer fallback positions on certain terms, including the length of the lock-up period and aspects of the share exchange value adjustments, to the extent additional flexibility was required during the course of negotiations. The Spectrum Special Committee approved Cleary’s engagement as independent legal counsel to the Spectrum Special Committee to act alongside Kirkland in that role. The decision to engage Cleary was based on, among other things, the qualifications of Cleary and the absence of material conflicts on the part of Cleary.

Later in the day on December 13, 2017, Moelis, on behalf of the Spectrum Special Committee, delivered the Spectrum Special Committee’s proposal to J.P. Morgan on the terms approved by the Spectrum Special Committee earlier that day.

On December 15, 2017, Mr. Maura informed HRG that he was resigning from the HRG board of directors and later that day HRG announced Mr. Maura’s resignation from the HRG board of directors, effective as of December 31, 2017.

Also on December 15, 2017, the HRG board of directors (other than Mr. Maura, who was not in attendance) held a meeting, with representatives of HRG’s management and Davis Polk in attendance, to discuss the proposal delivered by Moelis on December 13, 2017. The HRG board of directors reviewed the proposal and discussed its response. The HRG board of directors decided that, due to, among other things, the additional complexities of the Share Exchange Structure, HRG should pursue a simpler merger transaction. The HRG board of directors instructed HRG’s management to deliver a public letter to Spectrum containing a proposal on that basis, so HRG and the Spectrum Special Committee could have a dialogue with the companies’ respective stockholders. Additionally, in light of the differences between the parties’ proposals with respect to a potential transaction involving HRG and Spectrum and HRG’s belief that there was decreasing likelihood that agreement could be reached in advance of the upcoming 2018 annual meeting of Spectrum stockholders, the HRG board of directors instructed HRG’s management to deliver a letter to Spectrum making HRG’s December 17 Governance Requests (as defined below).

On December 17, 2017, HRG delivered a letter to Spectrum requesting that, among other things, (1) the Spectrum board of directors be expanded to consist of ten directors, (2) Mr. McKnight and Mr. Brian Friedman, President and member of the Leucadia board of directors, be added as directors on the expanded Spectrum board of directors, (3) the Nominating and Corporate Governance Committee of the Spectrum board of directors (the “Nominating Committee”) be expanded to consist of five directors, (4) Messrs. Steinberg, McKnight and Zargar be added as members of the expanded Nominating Committee, and (5) a meeting of the expanded Nominating Committee be held as soon as possible and in any event before the proxy statement for the upcoming annual meeting of Spectrum shareholders was filed with the SEC (collectively, “HRG’s December 17 Governance Request”).

On December 18, 2017, as previously authorized by the Spectrum Special Committee at its December 13, 2017 meeting and based on subsequent discussions with Mr. Polistina, Moelis proposed to J.P. Morgan certain modifications to the terms of the Spectrum Special Committee’s December 13, 2017 proposal, including to reduce the post-closing lock-up period for Leucadia and Fortress from 18 months to 12 months.

On December 19, 2017, HRG delivered a letter to the Spectrum Special Committee containing a proposal for a merger between Spectrum and HRG, which HRG indicated it intended to make public. The proposal contemplated, among other things, (1) that the HRG shareholders’ ownership in the combined company would equal the number of shares of Spectrum Common Stock held by HRG prior to the merger, adjusted based on HRG’s net debt, (2) a $200 million upfront payment to HRG’s shareholders for the termination of the Existing Stockholder Agreement between Spectrum and HRG and other governance arrangements and for HRG’s Tax Attributes, (3) Spectrum and HRG bearing their own transaction and financing costs, (4) Leucadia and Fortress being subject to a 12-month post-closing lock-up, (5) HRG designating three members of the combined company board of directors, and (6) that the merger would be conditioned on a non-waivable majority of the minority Spectrum shareholder vote. The proposal did not reference the establishment of a liquidating trust to hold certain assets and liabilities of HRG.

Later in the day on December 19, 2017, HRG publicly filed with the SEC an amended Schedule 13-D, which attached HRG’s December 17 Governance Request and HRG’s December 19, 2017 proposal as exhibits.

On December 19, 2017, the Spectrum Special Committee held a meeting to discuss HRG’s December 17 Governance Request and December 19 proposal, with representatives of Kirkland, Cleary and Moelis in attendance. Messrs. Maura and Fagre were also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. The Spectrum Special Committee and its advisors discussed the economic and governance terms outlined in HRG’s December 19, 2017 proposal and their impact on Spectrum and its minority shareholders, and Kirkland and Cleary reviewed with the Spectrum Special Committee HRG’s December 17 Governance Request. Following discussion of such matters as well as a variety of related considerations and potential responses to HRG, the Spectrum Special Committee determined that Spectrum would file a Form 8-K that would (1) indicate that the Spectrum Special Committee was reviewing HRG’s December 19, 2017 proposal and that Spectrum would be reviewing HRG’s December 17 Governance Request, and (2) describe the terms of the most recent private proposals exchanged between Spectrum and HRG in order to provide appropriate context to Spectrum’s shareholders regarding such matters and to facilitate the Spectrum Special Committee receiving feedback from Spectrum shareholders.

On December 20, 2017, Spectrum filed a Form 8-K with the SEC, which contained a statement from the Spectrum Special Committee and the disclosure of recent private proposals discussed by the Spectrum Special Committee at its meeting on December 19, 2017.

On December 21, 2017, the HRG board of directors held a meeting, with representatives of HRG’s management and Davis Polk in attendance. At the invitation of Mr. Steinberg, Mr. Maura joined the meeting to offer his perspective on the discussions between HRG and the Spectrum Special Committee on a potential transaction between HRG and Spectrum. Mr. Maura was then excused, following which the other members of the HRG board of directors reviewed and discussed the respective positions of HRG and the Spectrum Special Committee and provided negotiating direction to HRG’s management. Messrs. Steinberg, McKnight and Whittaker were then excused from the meeting and the disinterested and independent directors met in an executive session to discuss Spectrum-related matters.

On December 26, 2017, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Representatives of Moelis discussed with the Spectrum Special Committee financial analyses of HRG’s December 19, 2017 proposal as well as a potential alternative proposal, including, in each case, the impact of a transaction on such terms to Spectrum’s minority shareholders. As part of this discussion, the Spectrum Special Committee weighed considerations related to an upfront payment for HRG’s Tax Attributes, including in light of clarity regarding corporate tax rates due to the passage of federal tax reform legislation under the Tax Cuts and Jobs Act and Spectrum management’s and the Spectrum Special Committee’s belief that the potential divestiture of one or both of the GBA Businesses would occur. The Spectrum Special Committee and its advisors also discussed preliminary feedback received from certain of Spectrum’s minority shareholders regarding HRG’s December 19, 2017 proposal and a transaction with HRG generally, which included, among other things, a general sense of support for compromising with HRG in order to finalize a potential transaction that would result in an independent post-closing governance structure. Following discussion, the Spectrum Special Committee determined to consider these matters further at its next meeting.

On December 31, 2017, Mr. Maura’s previously announced resignation from the HRG board of directors became effective.

On January 3, 2018, Spectrum announced that it was exploring strategic options for its GBA Businesses with the expectation of completing any such divestitures in 2018.

On January 5, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. At the meeting, the Spectrum Special Committee and its advisors discussed a potential alternative proposal to HRG’s December 19, 2017 proposal, which was generally consistent with the terms discussed during the December 26, 2017 meeting. Representatives of Moelis also discussed with the Spectrum Special Committee various illustrative scenarios for the divestitures of the GBA Businesses and the utilization of HRG’s Tax Attributes by the combined company. Following discussion, the Spectrum Special Committee approved the proposal, which provided for, among other things, (1) a $120 million upfront payment to HRG’s shareholders and (2) adjustments for HRG’s net debt and up to $40 million of Spectrum’s transaction costs (excluding any financing costs). The Spectrum Special Committee directed Moelis to preview the key terms of the proposal with J.P. Morgan.

On January 6, 2018, Moelis, on behalf of the Spectrum Special Committee, called J.P. Morgan to preview the key terms of the Spectrum Special Committee’s proposal.

On January 7, 2018, Mr. Polistina, on behalf of the Spectrum Special Committee, sent an e-mail to the HRG board of directors containing the proposal approved during the Spectrum Special Committee’s January 5, 2018 meeting.

During the course of the week of January 8, 2018, representatives of Moelis and HRG discussed the parties’ respective proposals and positions, following which Kirkland and Cleary had a number of discussions with Davis Polk regarding the same. Mr. Zargar joined certain of these discussions as well and reiterated the HRG board of directors’ view that, among other things, (1) in light of the recent passage of federal tax reform legislation and associated reduction of corporate tax rates (which HRG believed significantly reduced the value its shareholders would receive in respect of HRG’s Tax Attributes under a TRA), Spectrum’s January 3, 2018 announcement that it intended to divest one or both of the GBA Businesses (which if consummated would provide more certainty regarding the combined company’s ability to utilize such Tax Attributes), and HRG’s desire to receive compensation for surrendering control of Spectrum, HRG would not accept a substantial departure from the economic terms of its December 19, 2017 proposal, and (2) HRG no longer believed it was necessary to establish a liquidating trust in connection with a transaction with Spectrum, in part because after giving effect to the sale of FGL and Front Street, HRG believed it had only immaterial remaining residual and contingent assets and liabilities.

On January 9, 2018, HRG delivered a letter to the Spectrum Special Committee rejecting the Spectrum Special Committee’s January 7, 2018 proposal, citing reasons previously outlined to Moelis, Kirkland and Cleary by the representatives of HRG and its advisors.

On January 11, 2018, the HRG board of directors held a meeting, with representatives of HRG’s management, Davis Polk and J.P. Morgan in attendance. During the meeting, the HRG board of directors reviewed with HRG’s management and its advisors the status of the negotiations, the respective positions of HRG and Spectrum, potential considerations in the event a mutually acceptable agreement could not be reached between HRG and the Spectrum Special Committee, and the other strategic alternatives potentially available to HRG. The HRG board of directors directed HRG’s management to inform the Spectrum Special Committee that HRG was not willing to accept a substantial departure from the economic terms of its December 19, 2017 proposal.

Also on January 11, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Mr. Maura was also in attendance for a portion of the meeting at the invitation of the Spectrum Special Committee. Mr. Maura updated the Spectrum Special Committee and its advisors on the status of the Batteries Divestiture and also discussed with the Spectrum Special Committee feedback he had received from certain of Spectrum’s minority shareholders regarding a potential transaction with HRG, including the importance of any such transaction resulting in an independent post-closing governance structure. Mr. Maura was then excused from the meeting. The Spectrum Special Committee and its advisors next discussed HRG’s January 9, 2018 letter, HRG’s insistence on the economic terms of its December 19, 2017 proposal, and the alternatives and potential responses available to the Spectrum Special Committee. Representatives of Moelis discussed with the Spectrum Special Committee a financial analysis of a potential proposal to HRG, and the financial impact of a transaction on such terms to Spectrum’s minority shareholders, and also discussed with the Spectrum Special Committee various benefits of a transaction with HRG to Spectrum and its minority shareholders, including, among others, the elimination of a controlling shareholder in the combined company and instead having an independent governance structure. Representatives of Kirkland and Cleary discussed with the Spectrum Special Committee non-economic terms of a potential proposal designed to ensure an independent post-closing corporate governance structure. Following discussion, the Spectrum Special Committee approved the proposal, the principal terms different from HRG’s December 19, 2017 proposal being: (1) a $120 million upfront payment to HRG’s shareholders and an additional $80 million payment to HRG’s shareholder contingent on the first closing of a divesture of either of the GBA Businesses, (2) Leucadia and Fortress would be subject to a post-closing lock-up ending on the earlier of 18 months and the first closing of a divesture of either of the GBA Businesses, (3) the two existing HRG-designated directors on the Spectrum board of directors would continue on the combined company board of directors through the end of their current terms (rather than HRG’s proposal for HRG to designate a third director), and (4) Leucadia would have a post-closing nomination right to one of the board seats held by the existing HRG-designated directors for so long as it owned at least 10% of the combined company’s shares (and would be subject to a customary standstill for so long as it owns more than 10% of the combined company’s shares). Additionally, the Spectrum Special Committee discussed HRG’s position that a liquidating trust would no longer be necessary or appropriate, and determined that it would be amenable to this approach subject to satisfactory completion of due diligence regarding the nature and amount of HRG’s remaining assets and contingent and other liabilities. The Spectrum Special Committee determined to provide in its proposal that the terms of such proposal assumed that HRG’s wind-down costs and other non-debt actual and contingent liabilities would not exceed $5 million. Following discussion, the Spectrum Special Committee directed Mr. Polistina to submit the proposal to HRG following the public announcement of the Batteries Divestiture, which was scheduled to occur on or around January 16, 2018.

On January 16, 2018, Spectrum announced it had entered into a definitive agreement to sell its global batteries business to Energizer Holdings, Inc. for $2 billion, subject to satisfaction of certain conditions to closing.

Later in the day on January 16, 2018, Mr. Polistina, on behalf of the Spectrum Special Committee, sent an e-mail to the HRG board of directors containing the proposal approved during the Spectrum Special Committee meeting on January 11, 2018.

On January 17, 2018, the HRG board of directors held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. During the meeting, the HRG board of directors discussed, among other things, the respective positions of HRG and the Spectrum Special Committee, potential compromise positions, and the strategic alternatives available to HRG and other considerations if a mutually acceptable agreement could not be reached between HRG and the Spectrum Special Committee.

On January 18, 2018, Spectrum announced the postponement of its upcoming annual meeting of Spectrum shareholders, previously scheduled to be held on January 30, 2018, in light of the ongoing discussions with HRG related to a potential transaction.

On January 19, 2018, at the direction of HRG management, representatives of J.P. Morgan contacted Moelis to discuss the terms of the Spectrum Special Committee’s January 16, 2018 proposal as well as the deal terms and potential compromises HRG was considering, which included, among other things, (1) an upfront payment of $200 million to HRG’s shareholders, to compensate HRG for the Tax Attributes and for surrendering control of Spectrum, (2) Leucadia and Fortress being subject to a 24-month post-closing lock-up, (3) Leucadia receiving the right to designate two directors to the combined company board for so long as it held at least 10% of the combined company’s shares (and the right to designate one director for so long as it owned at least 5%), and (4) Fortress receiving the right to designate one independent director, who would not be an affiliate of Fortress, for so long as it owned at least 5% of the combined company’s shares.

On January 20, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. The Spectrum Special Committee discussed with its advisors the terms of the potential proposal representatives of J.P. Morgan had indicated that HRG was considering. The Spectrum Special Committee also discussed with its advisors various considerations related to an upfront payment of $200 million to HRG’s shareholders in comparison to the Spectrum Special Committee’s prior proposal that $80 million of such aggregate payment be contingent on the closing of a divesture of either of the GBA Businesses. Following discussion, the Spectrum Special Committee determined that it would further consider whether to accept the economic terms representatives of J.P. Morgan had described, but that the governance terms proposed by HRG were not consistent with an independent governance structure and accordingly would not be an acceptable basis for a transaction between Spectrum and HRG. The Spectrum Special Committee directed Moelis to communicate this message to J.P. Morgan.

On January 20, 2018, Moelis, on behalf of the Spectrum Special Committee, called J.P. Morgan to communicate the Spectrum Special Committee’s response to the terms of a potential proposal that J.P. Morgan had described on January 19, 2018.

On January 25, 2018, the HRG board of directors held a meeting, with representatives of HRG’s management and Davis Polk in attendance, during which HRG’s management relayed the January 20, 2018 response from Moelis. The HRG board of directors discussed the parties’ respective positions and instructed HRG’s management to reiterate that HRG was unwilling to further compromise on the economic terms of its proposal. Messrs. Steinberg, McKnight and Whittaker were then excused and the disinterested and independent directors then discussed potential conflicts of interest matters relating to potential post-closing governance and liquidity terms relating to Fortress and Leucadia.

On January 26, 2018, at the direction of HRG management, representatives of HRG and J.P. Morgan delivered to Mr. Polistina and representatives of Moelis a proposal that contemplated, among other things, (1) two alternative formulations for an upfront payment to HRG’s shareholders, to compensate HRG for the Tax Attributes and for surrendering control of Spectrum, (i) an upfront $200 million payment or (ii) an upfront $150 million payment combined with a $100 million payment contingent on the closing of a divesture of either of the GBA Businesses, and (2) Leucadia and Fortress receiving the right to collectively designate two directors to the combined company board for so long as they held at least 15% of the combined company’s shares in the aggregate, and the right to collectively designate one director for so long as they held at least 5% of the combined company’s shares in the aggregate.

On January 27, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Representatives of Moelis discussed with the Spectrum Special Committee financial analyses of HRG’s January 26, 2018 proposal, including the impact of a transaction on such terms to Spectrum’s minority shareholders, and also discussed with the Spectrum Special Committee various illustrative scenarios for Spectrum business divestitures and the utilization of HRG’s Tax Attributes. As part of this discussion, the Spectrum Special Committee and its advisors discussed that in recent weeks the likelihood that Spectrum could divest one or both of its GBA Businesses had increased significantly, and as a result, there was a greater degree of certainty concerning whether, and the time period over which, the value of HRG’s Tax Attributes could be realized by the combined company following a transaction. The Spectrum Special Committee and its advisors discussed other potential economic and non-economic benefits that could result from a transaction with HRG, including, among others, the elimination of a controlling shareholder in the combined company, an independent governance structure, greater liquidity, increased appeal to a broader shareholder base and the removal of uncertainty regarding a potential transaction with HRG. The Spectrum Special Committee and its legal advisors also discussed the post-closing board designation rights proposed by HRG and other governance considerations related to a potential transaction. Following discussion, the Spectrum Special Committee determined to inform HRG that, although it could not support HRG’s January 26, 2018 proposal, the Spectrum Special Committee could support a transaction on the basis of HRG’s proposed $200 million upfront payment to HRG’s shareholders, so long as HRG agreed to governance terms in line with the terms of the Spectrum Special Committee’s January 16 proposal. The Spectrum Special Committee directed Mr. Polistina to convey the Spectrum Special Committee’s position to the HRG board of directors in writing later that day.

Later in the day on January 27, 2018, the members of the Spectrum Special Committee and representatives of Moelis participated in a conference call with representatives of HRG during which the Spectrum Special Committee communicated its response to HRG’s January 26, 2018 proposal.

On January 28, 2018, Mr. Polistina, on behalf of the Spectrum Special Committee, sent an e-mail to the HRG board of directors communicating the Spectrum Special Committee’s response to HRG’s January 26, 2018 proposal.

Also on January 28, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance, to receive an update on the status of the potential transaction with HRG prior to the meeting of the Spectrum board of directors that was scheduled to be held on January 29, 2018.

On January 29, 2018, Mr. Polistina, on behalf of the Spectrum Special Committee, and Mr. Steinberg, on behalf of HRG, had a number of discussions regarding the open terms, and negotiated and agreed, subject to the approval of the Spectrum Special Committee and the HRG board of directors, on the parameters of governance and shareholder arrangement terms related to a potential transaction, including that, among other things: (1) Mr. Zargar would resign from the Spectrum board of directors at the closing of the transaction, (2) Mr. Zargar would be replaced by an independent director designated by Leucadia, and such director would be added to the longest-serving class of the combined company board of directors, but Leucadia would not have an ongoing right to designate an independent director after the term of that class expires, (3) Leucadia would have an ongoing right to designate one director to the combined company board of directors so long as it held 10% of the combined company’s shares (expected to be Mr. Steinberg), (4) Leucadia and Fortress would be subject to a post-closing lock-up for the earlier of 24 months and the closing of a divesture of either of the GBA Businesses (rather than 18 months as last proposed by HRG), and (5) Leucadia would be subject to a customary standstill. Mr. Polistina consulted with other members of the Spectrum Special Committee over the course of these discussions. Messrs. Steinberg and Zargar relayed the results of these discussions to the HRG board of directors.

Later in the day on January 29, 2018, Davis Polk submitted to Kirkland a written summary intended to memorialize the parameters of the governance and shareholder arrangement terms negotiated by Messrs. Polistina and Steinberg.

On January 30, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Mr. Polistina updated the Spectrum Special Committee on the discussions he had with Mr. Steinberg regarding post-closing governance and shareholder arrangements. Representatives of Kirkland and Cleary reviewed for the Spectrum Special Committee the summary of such post-closing governance and shareholder arrangements, and following discussion, the Spectrum Special Committee determined the overall parameters that had been negotiated were acceptable and directed Kirkland to propose certain specific items regarding the details of such parameters (including certain additional limitations on the permissible affiliations of the independent director to be designated by Leucadia) to Davis Polk and authorized Kirkland to otherwise finalize such terms. The Spectrum Special Committee also discussed with its advisors next steps including due diligence.

Between January 30, 2018 and January 31, 2018, Kirkland and Davis Polk negotiated and finalized the parameters of the governance and shareholder arrangement terms, including that, among other things, (1) the independent director to be nominated by Leucadia would not be a current or former director, officer or employee of HRG, Leucadia, or Fortress or a current director, officer or employee of a hedge fund or an investment bank and (2) early expiration of the 24-month lock-up period would require a sale of a majority of either of the GBA Businesses.

On January 31, 2018, the HRG board of directors held a meeting, with representatives of HRG’s management and Davis Polk in attendance. Among other things, the board discussed the status of the negotiations with the Spectrum Special Committee and the proposed terms for a transaction, including governance and shareholder arrangement terms. The HRG board of directors directed HRG’s management and advisors to seek to finalize the transaction on the terms discussed. Messrs. Steinberg, McKnight and Whittaker were then excused; following which the disinterested and independent directors held a discussion regarding potential conflicts of interest matters relating to potential post-closing governance and liquidity terms relating to Fortress and Leucadia.

Between February 1, 2018 and February 22, 2018, Spectrum’s management and Spectrum’s and the Spectrum Special Committee’s advisors conducted confirmatory financial, tax and legal due diligence on HRG, including with respect to HRG’s wind-down costs and other actual and contingent liabilities.

On February 6, 2018, Davis Polk delivered to Kirkland a draft post-closing shareholder agreement that would be applicable to Leucadia (which, among other things, would contain Leucadia’s ongoing right to designate one director subject to certain ownership requirements and restrict Leucadia from acquiring additional shares or taking certain other actions for so long as the director designated by Leucadia remained on the combined company board of directors), as well as drafts of a post-closing registration rights agreement and voting agreements applicable to HRG, Fortress and Leucadia.

On February 7, 2018, Kirkland delivered to Davis Polk a draft agreement and plan of merger in connection with the potential transaction.

Between February 7, 2018 and February 24, 2018, representatives of Kirkland, Cleary and Davis Polk engaged in numerous discussions regarding the terms of transaction documents, and exchanged various drafts of the merger agreement and related transaction documents.

On February 9, 2018, Davis Polk withdrew, on behalf of HRG, the request for a private letter ruling to the IRS on the Share Exchange Structure, as such “downstream” reorganization of HRG into Spectrum was no longer applicable to the potential transaction between the parties.

On February 10, 2018, Kirkland and Davis Polk held a conference call during which Davis Polk communicated HRG’s positions on certain open terms of the merger agreement, including, among other things, (1) whether there would be any adjustment to the economic terms for HRG’s wind-down costs and other actual and contingent liabilities in excess of the Spectrum Special Committee’s expectation, (2) a $200 million adjustment in favor of HRG’s stockholders to HRG’s net indebtedness rather than a “special dividend” prior to the closing of the merger, (3) the treatment of HRG’s equity awards in the transaction, (4) the parameters of interim operating covenants applicable to each company, (5) the definition of “Material Adverse Effect”, (6) the scope of representations and warranties and closing conditions relating to tax matters, (7) the outside date and (8) a mechanism to preserve HRG’s Tax Attributes by ensuring no HRG Common Stock would be issued in the merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become a holder of more than 4.9% of “Corporation Securities” (as defined in the Amended HRG Charter). In addition, Kirkland communicated to Davis Polk the Spectrum Special Committee’s positions on certain open terms related to the shareholder agreement and the voting agreements, including the impact of Leucadia’s ownership going below 5% and matters surrounding Leucadia’s voting obligations and post-closing standstill.

Over the next several days, representatives of Kirkland, Cleary and Davis Polk further negotiated open items in the transaction documents.

On February 17, 2018, a conference call was held with Mr. Polistina, the advisors to the Spectrum Special Committee, members of Spectrum management, and representatives of HRG and its advisors participating. During this call, the parties agreed (in each case subject to approval by the Spectrum Special Committee or the HRG board of directors, as applicable) that, among other things, (1) subject to the satisfactory completion of the Spectrum Special Committee’s due diligence with respect to HRG, the economic terms of the contemplated transaction would not be subject to adjustment for HRG’s wind-down costs and other actual and contingent liabilities, (2) Spectrum would be subject to specific limited interim operating covenants, (3) the merger agreement would have an outside date of seven and half months from signing, (4) with respect to Leucadia’s ongoing board designation right, its ownership percentage would be determined based on the number of shares outstanding at closing and Leucadia’s designee would resign if Leucadia sold down to below 5%, and (5) Leucadia would be free to vote its shares in its discretion as a shareholder of the combined company.

Also on February 17, 2018, Davis Polk delivered to Kirkland drafts of the combined company charter and bylaws, and on February 18, 2018, Kirkland sent Davis Polk revised drafts of the post-closing shareholder agreement and the voting agreements.

On February 18, 2018, Davis Polk sent a revised draft of the merger agreement to Kirkland.

On February 20 and 21, 2018, conference calls were held with Mr. Polistina, the advisors to the Spectrum Special Committee, members of Spectrum management, and representatives of HRG and its advisors participating. During these calls, and separate calls between Kirkland and Davis Polk, the parties agreed, among other things, to the following (in each case subject to approval by the Spectrum Special Committee or the HRG board of directors, as applicable): (1) HRG’s equity awards would remain outstanding following the transaction, (2) the parameters surrounding HRG’s ability to acquire and sell assets between signing and closing, (3) parties would have customary exceptions to the non-solicitation covenant to explore qualifying alternative acquisition proposals and make recommendation changes, subject to procedural and matching rights, (4) a “Material Adverse Effect” as applicable to HRG would be deemed to have occurred if aggregate losses were to exceed $100 million, (5) the scope of tax representations and warranties, (6) the closing condition requiring the receipt of a tax opinion would be satisfied by Kirkland, Davis Polk or another nationally recognized firm reasonably acceptable to both parties, (7) the Leucadia and Fortress voting agreements would terminate upon a change of recommendation by the HRG board of directors, (8) Leucadia’s standstill would have exceptions permitting purchases of shares up to 15% ownership, and (9) Leucadia’s ongoing right to designate one director to the combined company board would survive certain strategic mergers and acquisitions transactions subject to eventual sunset and minimum actual ownership requirements.

Over the next several days and until the afternoon of February 24, 2018, Kirkland, Cleary and Davis Polk finalized the merger agreement and related transaction documents. Each party also decided to implement at signing of the transaction a shareholder rights plan in order to preserve the value of HRG’s Tax Attributes.

On February 21, 2018, the board of directors of HRG held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. During this meeting, the HRG board of directors and its advisors discussed the status of the potential transaction and the key open items, the status of the 338 Election Payments and the treatment of that payment in various circumstances, and certain interests of Fortress and Leucadia that might differ from other HRG stockholders in the potential transaction, among other things. The representatives of J.P. Morgan and Jefferies were then excused from the meeting, and representatives of Davis Polk reviewed with the HRG board of directors their fiduciary duties. During the February 21, 2018 board meeting, the HRG board of directors determined that the independent members of the HRG board of directors should meet in an executive session without the presence of representatives of Fortress or Leucadia the following day.

On February 22, 2018, Messrs. Gerald Luterman, Curtis Glovier and Frank Ianna, the independent members of the board of directors of HRG, held a meeting, with representatives of HRG’s management, Davis Polk,

Jefferies and J.P. Morgan in attendance. During this meeting, the independent members of the board discussed open points in the transaction, including the proposed share consolidation ratio, treatment of HRG’s unpaid transaction expenses at closing, the status of HRG’s contingent and fixed assets and liabilities (including the 338 Election Payments), proposed conditions to closing and treatment of HRG’s outstanding equity awards, among other things. Additionally, the participants discussed Spectrum’s proposal to implement a shareholder rights plan to preserve HRG’s Tax Attributes, the proposed tax structure of the transaction, and certain interests of Fortress and Leucadia that might differ from other HRG stockholders in the merger. After representatives of J.P. Morgan and Jefferies left the meeting, representatives of Davis Polk then reviewed with the independent directors their fiduciary duties. Prior to this meeting, copies of the draft transaction documents were circulated to the independent members of the HRG board of directors.

On February 23, 2018, the board of directors of HRG held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. During this meeting, representatives of Jefferies and J.P. Morgan each reviewed with the HRG board of directors their respective preliminary financial analyses. After representatives of Jefferies and J.P. Morgan were excused from the meeting, representatives of Davis Polk reviewed the fiduciary duties of the HRG board of directors with the HRG board of directors. Representatives of Davis Polk then summarized for the HRG board of directors the draft transaction documents and noted in particular the material changes since the prior meeting of the HRG board of directors, with reference to revised drafts of the transaction documents, which were circulated to the HRG board of directors in advance of the meeting. The HRG board of directors discussed the preservation of HRG’s Tax Attributes and disposition of contingent assets and liabilities of HRG, including the 338 Election Payments, among other things. The HRG board of directors additionally determined to hold a meeting the following day to review any changes to the transaction documents.

Also on February 23, 2018, the Spectrum board of directors (other than Messrs. Zargar and Steinberg, who recused themselves from discussions and determinations relating to the merger due to their affiliation with HRG) held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Representatives of Kirkland and Cleary reviewed the terms of the current drafts of the merger agreement and related transaction documents, copies of which were circulated prior to the meeting, including the remaining open issues to be resolved and a description of the potential resolution of each issue. Representatives of Moelis presented Moelis’ final financial analyses. Following such presentations and related discussion by the Spectrum board of directors, the board meeting was adjourned. Immediately following the board meeting, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance, to further discuss the items covered during the meeting of the Spectrum board of directors. The Spectrum Special Committee also discussed the results of the due diligence conducted on the nature and amount of HRG’s remaining assets and contingent and other liabilities, which were substantially consistent with the Spectrum Special Committee’s assumption that HRG’s wind-down costs and other non-debt actual and contingent liabilities would not exceed $5 million.

On February 24, 2018, the HRG board of directors held a meeting, with representatives of HRG’s management, Davis Polk, J.P. Morgan and Jefferies in attendance. Representatives of Davis Polk described the final resolution of the open issues in the merger agreement and related transaction documents, final forms of which were circulated to the HRG board of directors in advance of the meeting. The HRG board of directors discussed the status of the 338 Election Payments. Representatives of Jefferies reviewed with the HRG board of directors its final financial analyses. Representatives of J.P. Morgan then reviewed with the HRG board of directors its final financial presentation, including J.P. Morgan’s financial analysis of the Share Combination Ratio provided for in the Transaction, and the HRG board of directors discussed with J.P. Morgan the analyses included in J.P. Morgan’s presentation. J.P. Morgan then delivered to the HRG board of directors its oral opinion, which was confirmed by delivery of a written opinion dated February 24, 2018, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Share Combination Ratio in the proposed Transaction was fair, from a financial point view, to the holders of HRG Common Stock, as more fully described below in the section “—Opinion of HRG’s Financial Advisor.” The representatives of J.P. Morgan and Jefferies were then excused from the meeting. Representatives of Davis Polk then walked the HRG board of directors through a fiduciary duties presentation, and reviewed certain interests of Fortress and Leucadia in the merger that differed from other HRG stockholders, as further described in the section entitled “The Merger—Interests of HRG’s Directors and Officers in the Merger – Rights of Certain Stockholders.”

The non-independent directors of HRG then excused themselves from the meeting. In an executive session without the presence of representatives of Fortress or Leucadia, the independent members of the HRG board of directors discussed certain governance matters. Based on the discussion and deliberations at this meeting and prior meetings, the various presentations of Davis Polk, Jefferies and J.P. Morgan, and various other factors, including that the independent directors did not believe that any economic value potentially available to the unaffiliated stockholders of HRG was foregone in exchange for the rights provided specifically to Fortress and Leucadia in the transaction, the independent members of the HRG board of directors unanimously determined to approve and recommend to the full HRG board of directors (1) the Post-Closing Shareholder Agreement, including Leucadia’s rights thereunder, (2) the Post-Closing Registration Rights Agreement, (3) a reaffirmation of the previously-approved Jefferies engagement letter and (4) the provisions of the Amended HRG Charter and the HRG Rights Agreement that make exceptions for Fortress and Leucadia.

The non-independent directors of HRG then rejoined the meeting, and the independent directors’ recommendation was conveyed to them. Based on the discussions and deliberations at this meeting and prior meetings, the various presentations of Davis Polk, J.P. Morgan and Jefferies, and various other factors, including those described in “—HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors,” the HRG board of directors, among other things, unanimously (1) approved the merger agreement, the Post-Closing Registration Rights Agreement, the Post-Closing Shareholder Agreement, the Spectrum Voting Agreement, the HRG Voting Agreements and the transactions contemplated thereby, including the merger, the HRG Share Issuance, the HRG Charter Amendment and the adoption of the amended and restated HRG bylaws, (2) directed that the HRG Charter Amendment and the HRG Share Issuance be submitted to the HRG stockholders for their consideration, (3) recommended that the HRG stockholders approve the HRG Charter Amendment and the HRG Share Issuance and (4) approved the HRG Rights Agreement.

Later on February 24, 2018, the Spectrum Special Committee held a meeting, with representatives of Kirkland, Cleary and Moelis in attendance. Representatives of Kirkland and Cleary described the final resolution of the open issues in the merger agreement and related transaction documents, final forms of which were circulated to the Spectrum Special Committee in advance of the meeting (and which were consistent with drafts circulated the prior day). At the request of the Spectrum Special Committee, Moelis delivered to the Spectrum Special Committee an oral opinion, which was confirmed by delivery of a written opinion, dated February 24, 2018, addressed to the Spectrum Special committee to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and conditions and limitations set forth in the opinion, the merger exchange ratio in the transaction is fair, from a financial point of view, to Spectrum’s shareholders other than HRG shareholders and the holders entering into voting agreements with HRG in connection with the merger. Based on the discussions and deliberations at this meeting and prior meetings, the various presentations of Kirkland, Cleary and Moelis, including financial analyses presented by Moelis at the February 23rd meeting, and various factors, including those described in “—Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors,” the Spectrum Special Committee unanimously (1) determined that the merger agreement, the merger and the other transactions contemplated thereby are fair to, advisable and in the best interests of, Spectrum’s minority shareholders, and (2) recommended that the Spectrum board of directors (i) authorize, approve, adopt and declare advisable the merger agreement, the merger and the other transactions contemplated thereby, (ii) direct that the adoption of the merger agreement and the approval of the merger and the other transactions contemplated thereby be submitted to a vote at a meeting of Spectrum’s shareholders and (iii) recommend that Spectrum’s shareholders vote to adopt the merger agreement and approve the merger and the other transactions contemplated thereby.

Shortly thereafter, the Spectrum board of directors (other than Messrs. Zargar and Steinberg, who recused themselves from discussions and determinations relating to the merger due to their affiliation with HRG)

convened and, acting upon the Spectrum Special Committee’s recommendation, the members of the Spectrum board of directors present at the meeting by unanimous vote (1) determined the merger, the merger agreement and the other transactions contemplated thereby are fair to, advisable and in the best interests of Spectrum and its shareholders, (2) authorized, approved, adopted and declared advisable the merger agreement, the merger and the other transactions contemplated thereby, (3) directed the adoption of the merger agreement and the approval of the merger and the other transactions contemplated thereby be submitted to a vote at a meeting of Spectrum’s shareholders and (4) recommended adoption of the merger agreement and approval of the merger and the other transactions contemplated thereby by Spectrum’s shareholders.

Shortly following the meetings of the HRG board of directors, the Spectrum Special Committee and the Spectrum board of directors (other than Messrs. Zargar and Steinberg, who recused themselves from discussions and determinations relating to the merger due to their affiliation with HRG), in the evening of February 24, 2018, Spectrum and HRG entered into the Merger Agreement and related transaction documents.

Before the opening of trading on the NYSE on February 26, 2018, Spectrum and HRG issued a joint press release announcing the proposed transaction.

On June 8, 2018, Spectrum, HRG and Merger Sub entered into Amendment No. 1 to the Merger Agreement, which made certain modifications to the form of the Amended HRG Charter to (i) give effect to the resignation of Andreas Rouvé as a member of the Spectrum board of directors, and (ii) make certain clarifying changes in connection with the preapprovals granted to certain large institutional advisors from the transfer restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter, as discussed under “The Merger—Interests of HRG’s Directors and Offices in the Merger—Rights of Certain Stockholders” and “Questions and Answers About the Merger and the Special Meetings—What will happen if a person would become a holder of more than 4.9% of the HRG Securities as a result of the Merger?” and as described in HRG’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018 and Spectrum’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018. Amendment No. 1 is attached to this joint proxy statement/prospectus as Annex B, and the Amended HRG Charter, as amended by Amendment No. 1, is attached to this joint proxy statement/prospectus as Annex C.

Spectrum’s Reasons for the Merger; Recommendation of the Spectrum Special Committee and the Spectrum Board of Directors

Spectrum Special Committee

On February 22, 2017, following public disclosure that HRG’s board of directors had initiated a process to explore potential strategic alternatives available to HRG (each, an “HRG Potential Strategic Alternative”), the Spectrum board of directors, mindful that potential conflicts of interests may arise or exist between HRG and its affiliates (other than Spectrum and its subsidiaries), on the one hand, and Spectrum and its stockholders (other than HRG and such affiliates), on the other hand, determined that it was advisable and in the best interests of Spectrum and its stockholders to establish the Spectrum Special Committee consisting only of independent and disinterested directors to explore, consider, negotiate and review any such strategic alternatives announced by HRG involving Spectrum or any other strategic or financial alternatives available to Spectrum (each, a “Spectrum Potential Strategic Alternative”). The Spectrum board of directors delegated full power and authority to the Spectrum Special Committee in connection with its exploration, consideration, negotiation and review of Spectrum Potential Strategic Alternatives, including full power and authority to (i) formulate, review, evaluate and negotiate on behalf of Spectrum any Spectrum Potential Strategic Alternative, including the authority to develop and deliver a proposal for a Spectrum Potential Strategic Alternative, (ii) determine on behalf of the Spectrum board of directors whether any Spectrum Potential Strategic Alternative is fair to, advisable and in the best interests of, Spectrum and its stockholders (other than HRG and its affiliates), (iii) make recommendations to the Spectrum board of directors in respect of any Spectrum Potential Strategic Alternative, including, without limitation, any recommendation to not proceed with or reject any Spectrum Potential Strategic Alternative, and

(iv) take any and all actions and approve any actions or agreements and other documents the Spectrum Special Committee deems necessary or appropriate with respect to any Spectrum Potential Strategic Alternative. In connection with the formation of the Spectrum Special Committee, the Spectrum board of directors resolved that it would not propose or recommend to Spectrum’s stockholders or otherwise approve any Spectrum Potential Strategic Alternative without the favorable recommendation of such Spectrum Potential Strategic Alternative by the Spectrum Special Committee.

The Spectrum Special Committee, at its meeting on February 24, 2018, unanimously determined that the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby were fair to, advisable and in the best interests of, Spectrum and its stockholders (other than HRG and its affiliates), and recommended that the Spectrum board of directors (i) authorize, approve, adopt and declare advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, (ii) direct the adoption of the Merger Agreement and the Related Agreements and the approval of the Merger and the other transactions contemplated thereby be submitted to a vote at a meeting of Spectrum’s stockholders and (iii) recommend Spectrum’s stockholders adopt the Merger Agreement and the Related Agreements and approve the Merger and the other transactions contemplated thereby.

In reaching its determination and recommendation, the Spectrum Special Committee consulted with and received the advice of its financial and legal advisors, discussed certain matters with Spectrum’s senior management team and other members of Spectrum’s board of directors and considered a number of factors that the Spectrum Special Committee believed supported its determination and recommendation, including the following factors (not in any relative order of importance):

•	the elimination of a controlling stockholder of Spectrum;

•	the expectation that the Merger will result in more independent corporate governance for Spectrum by providing for an independent board structure at HRG and eliminating certain governance rights held by HRG pursuant to its ownership of a majority of the outstanding Spectrum Common Stock and pursuant to the Spectrum Certificate of Incorporation, Spectrum Bylaws and the Existing Stockholder Agreement (which will terminate at the Effective Time), as more fully described in the sections entitled “—Material Agreements Between the Parties – Stockholder Agreement” and “Comparison of Stockholder Rights”;

•	the removal of overhang on Spectrum Common Stock given HRG’s majority ownership and uncertainty regarding HRG’s process to explore HRG Potential Strategic Alternatives involving Spectrum;

•	the expectation that Spectrum stockholders will be able to participate as stockholders of HRG in the benefit of certain tax attributes of HRG;

•	the belief that Spectrum’s pending divestiture of its Global Batteries business will allow Spectrum and its stockholders to realize substantial value from the Tax Attributes in the near term;

•	the fact that the Spectrum Special Committee considered a range of Spectrum Potential Strategic Alternatives and determined that the Merger was fair to, advisable and in the best interests of Spectrum and its stockholders (other than HRG and its affiliates), as more fully described in the section entitled “The Merger—Background of the Merger”;

•	the expectation that the Merger will not preclude other potential strategic transactions with third parties in the future and could potentially enhance the flexibility to pursue such transactions;

•	the potential to increase flexibility around Spectrum’s capital structure due to the elimination of the controlling stockholder of Spectrum;

•	the potential to increase the liquidity and appeal of the shares of HRG Common Stock following the Merger, as compared to Spectrum Common Stock, to a broader, fully distributed stockholder base due to lack of a controlling stockholder and a smaller proportion of shares held by affiliated stockholders;

•	the expectation that the consummation of the Merger on terms that are favorable to Spectrum will eliminate a source of distraction for the Spectrum board of directors, management and investors;

•	feedback from Spectrum’s stockholders (other than HRG and its affiliates) who generally expressed support of pursuing a transaction with HRG;

•	the support of the Merger by HRG, which entered into the HRG Voting Agreement pursuant to which HRG agreed to vote its shares of Spectrum Common Stock to approve and adopt the Merger Agreement, the Merger and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the HRG Voting Agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements”;

•	the support of the Merger by Leucadia, which entered into the Leucadia Voting Agreement pursuant to which, among other things, Leucadia agreed to vote its shares of HRG Common Stock to approve the HRG Charter Amendment and the HRG Share Issuance and to take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Leucadia Voting Agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements—Leucadia Voting Agreement”;

•	the support of the Merger by Fortress, which entered into the Fortress Voting Agreement pursuant to which, among other things, Fortress agreed to vote its shares of HRG Common Stock to approve the HRG Charter Amendment and the HRG Share Issuance and to take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Fortress Voting Agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements—Fortress Voting Agreement”;

•	Moelis’ financial analysis, and its oral opinion, subsequently confirmed in writing dated February 24, 2018, delivered by Moelis and addressed to the Spectrum Special Committee, that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and conditions and limitations set forth in such opinion, the merger exchange ratio in the transactions contemplated by the Merger Agreement is fair, from a financial point of view, to the holders of Spectrum Common Stock, other than HRG, its affiliates, and those holders of HRG Common Stock party to the Voting Agreements, as more fully described in the section entitled “The Merger—Opinion of the Spectrum Special Committee’s Financial Advisor;”

•	the likelihood that the Merger will be consummated, based on, among other things, the nature of conditions to the Merger, including the fact that the Merger is not conditioned on the receipt of any regulatory approvals, third party consents or financing, other than the required stockholder approvals and consents described herein;

•	the fact that Leucadia, the largest stockholder of HRG following the consummation of the Merger, will be subject to certain standstill obligations with respect to HRG following the consummation of the Merger, pursuant to the terms and conditions of the Post-Closing Stockholder Agreement, as more fully discussed in the section entitled “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement”;

•

the fact that, in order to preserve the value of the Tax Attributes that are expected to benefit Spectrum and its stockholders (other than HRG and its affiliates) following the consummation of the Merger, Leucadia and Fortress, the two largest stockholders of HRG following the consummation of the

Merger, will be subject to certain limitations on the transfer of their shares of HRG Common Stock following the consummation of the Merger (subject to certain exceptions), as set forth in the Amended HRG Charter, which is more fully discussed in the section entitled “Comparison of Stockholder Rights—Transfer Restrictions”;

•	the fact that the Merger is expected to be tax free to Spectrum and its stockholders and HRG and its stockholders;

•	the scope and results of Spectrum’s due diligence investigation of HRG, which included review of its financial statements, contingent liabilities, Tax Attributes, existing agreements and legal and other matters; and

•	the fact that the Spectrum Special Committee, with the advice of its advisors, reviewed the terms of the Merger Agreement and considered them to be reasonable, including:

•	that the Share Combination Ratio takes into account, among other things, the amount of HRG’s debt and cash (including any changes to HRG’s debt and cash between signing and closing) as well as HRG’s transaction expenses;

•	that, subject to certain conditions, the Spectrum board of directors is permitted to change its recommendation to its stockholders in response to a superior proposal or, in the absence of a superior proposal, in response to an intervening event, in each case if it determines that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and that no termination fee is payable by Spectrum upon termination of the Merger Agreement in such event;

•	the right to terminate the Merger Agreement if, among other things, the HRG board of directors changes its recommendation to its stockholders in response to a superior proposal or an intervening event following a determination that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; and

•	the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not consummated on or before October 8, 2018.

The Spectrum Special Committee also considered the procedural safeguards involved in the negotiation of the Merger Agreement, the Related Agreements, Merger and the transactions contemplated thereby believed to support the substantial and procedural fairness of the Merger to Spectrum and its stockholders (other than HRG and its affiliates), including the following factors (not in any relative order of importance):

•	the fact that the Spectrum Special Committee consists solely of independent and disinterested directors;

•	the fact that the Spectrum board of directors delegated, and the Spectrum Special Committee exercised, full power and authority to explore, consider, negotiate, review and make recommendations to the Spectrum board of directors in respect of any Spectrum Potential Strategic Alternative;

•	the fact that, other than their receipt of Spectrum Special Committee and Spectrum board of director fees (which are not contingent upon the consummation of the Merger or the Spectrum Special Committee’s or Spectrum board of directors’ recommendation as to the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby) and other interests described under “The Merger—Interests of Spectrum’s Directors and Officers in the Merger,” members of the Spectrum Special Committee do not have interests in the Merger different from, or in addition to, those of Spectrum and its stockholders (other than HRG and its affiliates);

•	the fact that the Spectrum Special Committee held 29 meetings to discuss and evaluate the Merger and other matters related thereto and was advised by independent financial and legal advisors, and each member of the Spectrum Special Committee was actively engaged in the process on a continuous and regular basis;

•	the fact that the Spectrum Special Committee was advised by Moelis, as financial advisor, and Kirkland and Cleary, as legal advisors, each an internationally recognized firm selected by the Spectrum Special Committee based on its respective qualifications and the Spectrum Special Committee’s review of each firm’s relationships disclosure and determination that each firm was independent in connection with the Merger;

•	the fact that the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby were negotiated on an arms-length basis between the Spectrum Special Committee and its advisors, on the one hand, and HRG and its advisors, on the other hand;

•	the fact that the Spectrum Special Committee had full power and authority to not proceed with or reject the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby; and

•	the requirement that the Merger Agreement be adopted (i) by the holders of a majority of the outstanding shares of Spectrum Common Stock, including shares held by HRG and its affiliates and the executive officers of Spectrum, (ii) by the holders of a majority of the outstanding shares of Spectrum Common Stock that are not beneficially owned, directly or indirectly, by HRG, its affiliates and the executive officers of Spectrum, and (iii) by the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of the Spectrum certificate of incorporation.

In the course of its deliberations, the Spectrum Special Committee also considered a variety of risks and other countervailing factors concerning the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the following factors (not in any relative order of importance):

•	Leucadia and Fortress, which are expected to hold approximately 14% and 10%, respectively, of the outstanding shares of HRG Common Stock following the closing of the Merger;

•	Leucadia will have an ongoing right, subject to certain conditions, to appoint a director to the HRG board of directors as well as a right at the closing to designate a second director who meets certain independence requirements, as more fully described in the sections entitled “The Transaction Agreements – Post-Closing Governance” and “The Transaction Agreements – Description of the Post-Closing Stockholder Agreement”;

•	the potential downward pressure on the share price of HRG that may result if HRG’s stockholders who are not subject to transfer restrictions (or upon the expiration thereof) seek to sell their shares of HRG Common Stock following the consummation of the Merger;

•	the increased indebtedness of HRG following the Merger due to the assumption of HRG’s net debt as well as the incurrence of transaction fees and expenses by HRG and Spectrum;

•	the risk that HRG’s contingent liabilities, including potentially unknown legacy liabilities of HRG, exceed anticipated exposure;

•	the value of the Tax Attributes to HRG following the Merger is in part subject to and dependent on the expected results of Spectrum’s business and operations, including the timing of its anticipated divestiture of the GBA Businesses;

•	HRG’s ability to use the Tax Attributes following the Merger to reduce future tax payments may be limited if HRG is considered to have experienced an “ownership change” for U.S. federal income tax purposes as a result of the Merger or as a result of future changes in ownership;

•

the fact that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied, including approvals by Spectrum and HRG stockholders, and that failure to complete the Merger may have a potential negative impact on Spectrum, its business and the trading price of its stock;

•	the fact that substantial costs will be incurred by both Spectrum and HRG in connection with the Merger and the transactions contemplated thereby, including in connection with any litigation that may result from the announcement or pendency of the Merger;

•	Spectrum management’s focus and resources may become diverted from other important business opportunities and operational matters while working to implement the Merger, which could adversely affect Spectrum’s business;

•	certain financial and other terms of the Merger Agreement, including:

•	that the Merger Exchange Ratio will not be adjusted based on the relative market values of HRG Common Stock and Spectrum Common Stock;

•	the restriction on Spectrum’s ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals;

•	that, subject to certain conditions, the HRG board of directors is permitted to change its recommendation to its stockholders in response to a superior proposal or, in the absence of a superior proposal, an intervening event, in each case if it determines that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders, in which case the voting obligations of Fortress and Leucadia will terminate, and that no termination fee is payable by HRG upon termination of the Merger Agreement in such event;

•	that, Spectrum will only be permitted to terminate the Merger Agreement as a result of a “material adverse effect” on HRG if all the applicable effects have resulted or would reasonably be expected to result in a net adverse impact in excess of $100,000,000, and which excludes, among others, any effects relating to the Tax Attributes and any effects resulting from the negotiation, execution, consummation, existence, delivery, performance or announcement of the Merger Agreement to the business, financial condition or results of operations of HRG and its subsidiaries (excluding Spectrum and its subsidiaries);

•	the restrictions on the conduct of Spectrum’s business until the consummation of the Merger or termination of the Merger Agreement, which may delay or prevent Spectrum from undertaking certain opportunities that may arise; and

•	each of the factors described in the section entitled “Risk Factors.”

The Spectrum Special Committee weighed the benefits, advantages and opportunities against the risks and countervailing factors of entering into the Merger Agreement and the Related Agreements and completing the Merger and the other transactions contemplated thereby. Although the Spectrum Special Committee realized that there can be no assurance about future results or outcomes, including results expected or considered in the factors listed above, the Spectrum Special Committee concluded that the potential benefits, advantages and opportunities of entering into the Merger Agreement and the Related Agreements and completing the Merger and the other transactions contemplated thereby outweigh the risks and countervailing factors.

The foregoing discussion of the factors considered by the Spectrum Special Committee in connection with its determination and recommendation regarding the fairness of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby to Spectrum and its stockholders (other than HRG and its affiliates) is not intended to be exhaustive but is believed to include the material factors considered by the Spectrum Special Committee. The Spectrum Special Committee did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby. Rather, the Spectrum Special Committee made its fairness determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the Spectrum Special Committee may have given different weight to different information and factors.

Spectrum Board of Directors

The Spectrum board of directors (other than Messrs. Joseph Steinberg and Ehsan Zargar, who recused themselves from discussions and determinations relating to the Merger due to their affiliation with the HRG), at its meeting on February 24, 2018, acting upon the unanimous recommendation of the Spectrum Special Committee, (i) determined that the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby were fair to, advisable and in the best interests of, Spectrum and its stockholders, (ii) authorized, approved, adopted and declared advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, (iii) directed the adoption of the Merger Agreement and the Related Agreements and the approval of the Merger and the other transactions contemplated thereby be submitted to a vote at a meeting of Spectrum’s stockholders and (iv) recommended that Spectrum’s stockholders adopt the Merger Agreement and the Related Agreements and approve the Merger and the other transactions contemplated thereby.

In reaching its determination and recommendation, the Spectrum board of directors (other than Messrs. Steinberg and Zargar) considered a number of factors, including the following factors (not in any relative order of importance):

•	the Spectrum Special Committee’s analysis, conclusions and unanimous determination, which the Spectrum board of directors adopted, that the Merger Agreement, the Related Agreements, the Merger and the other transactions thereby were fair to, advisable and in the best interests of, Spectrum and its stockholders (other than HRG and its affiliates), and the Spectrum Special Committee’s unanimous recommendation that the Spectrum board of directors (i) authorize, approve, adopt and declare advisable the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, (ii) direct the adoption of the Merger Agreement and the Related Agreements and the approval of the Merger and the other transactions contemplated thereby be submitted to a vote at a meeting of Spectrum’s stockholders and (iii) recommend Spectrum’s stockholders adopt the Merger Agreement and the Related Agreements and approve the Merger and the other transactions contemplated thereby; and

•	the fact that the Spectrum Special Committee is comprised only of independent and disinterested directors, the fact that, other than their receipt of Spectrum board of directors and Spectrum Special Committee fees (which are not contingent upon the consummation of the Merger or the Spectrum Special Committee’s or Spectrum board of directors’ recommendation of the Merger) and their interests described under “The Merger—Interests of Spectrum’s Directors and Officers in the Merger,” members of the Spectrum Special Committee do not have material interests in the Merger different from, or in addition to, those of Spectrum and its stockholders (other than HRG and its affiliates) and the fact that the Spectrum Special Committee received the opinion of a financial advisor it determined to be independent as described above, which opinion is more fully described in the section entitled “The Merger—Opinion of the Spectrum Special Committee’s Financial Advisor.”

The foregoing discussion of the factors considered by the Spectrum board of directors (other than Messrs. Steinberg and Zargar) in connection with its determination and recommendation on fairness of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby to Spectrum and its stockholders is not intended to be exhaustive but is believed to include the material factors considered by the Spectrum board of directors (other than Messrs. Steinberg and Zargar). The Spectrum board of directors (other than Messrs. Steinberg and Zargar) did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the

Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby. Rather, the Spectrum board of directors (other than Messrs. Steinberg and Zargar) made its fairness determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the Spectrum board of directors (other than Messrs. Steinberg and Zargar) may have given different weight to different information and factors.

In considering the recommendation of the Spectrum board of directors with respect to the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, Spectrum stockholders should be aware that certain of Spectrum’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of Spectrum’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of Spectrum as directors of HRG following the Merger, the continued employment of certain executive officers of Spectrum by HRG following the Merger, and the treatment in the Merger of equity award and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses to Spectrum directors and officers. The members of the Spectrum Special Committee and the Spectrum board of directors were aware of these interests and considered them, among others, in their approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby and their recommendation that Spectrum’s stockholders adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby. See “The Merger—Interests of Spectrum’s Directors and Officers in the Merger” for further discussion of these matters.

The foregoing discussion of the information and factors considered by the Spectrum Special Committee and the Spectrum board of directors contains statements that are forward-looking in nature. This information should be read in light of the factors described in “Cautionary Statement Regarding Forward-Looking Statements.”

HRG’s Reasons for the Merger; Recommendation of the HRG Board of Directors

The HRG board of directors (and separately, Messrs. Luterman, Ianna and Glovier), at its meeting on February 24, 2018, unanimously (i) determined that it is advisable and fair to, and in the best interests of, HRG and its stockholders for HRG to enter into the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, including the HRG Share Issuance, the HRG Charter Amendment, the HRG Rights Agreement and the adoption of the amended and restated HRG bylaws, (ii) approved the Merger Agreement, the Related Agreements, the Merger and the other transactions contemplated thereby, including the HRG Share Issuance, the HRG Charter Amendment, the HRG Rights Agreement and the adoption of the amended and restated HRG bylaws, (iii) directed that the HRG Share Issuance and the HRG Charter Amendment be submitted to the stockholders of HRG for their consideration and (iv) recommended that the stockholders of HRG vote to approve the HRG Share Issuance and the HRG Charter Amendment.

In reaching its determination and recommendation, the HRG board of directors (and separately, Messrs. Luterman, Ianna and Glovier) consulted with and received the advice of its independent financial and legal advisors, discussed certain matters with HRG’s senior management team and considered a number of factors that the HRG board of directors believed supported its determination and recommendation, including the following factors (not in any relative order of importance):

•	the in-depth knowledge of and familiarity with the business, operations, financial condition and prospects of Spectrum, HRG’s primary asset that was developed by HRG as a significant stockholder of Spectrum and the belief that Spectrum Common Stock represents an attractive long term investment opportunity;

•	the belief that after the Merger, the ownership of HRG Common Stock will be less concentrated and the market for HRG Common Stock will be more liquid than HRG Common Stock or Spectrum Common Stock, and that the simplification of the holding company structure may increase investor interest in HRG and thus potentially further enhance these market dynamics;

•	that the Share Combination Ratio (i) only takes into account specific liabilities including HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing and (ii) is calculated to include a $200,000,000 upward adjustment to, among other things, compensate pre-closing HRG stockholders for relinquishment of control over Spectrum and the value of the Tax Attributes, as more fully discussed in the section entitled “The Merger – Consideration To Be Received by the Spectrum Stockholders and Consequences of the Reverse Stock Split”;

•	the expectation that the Merger will eliminate the discount in the trading price of HRG shares and HRG assets in a “sum of the parts” valuation;

•	the value to HRG stockholders in removing the overhang on Spectrum Common Stock, related to HRG’s majority ownership and the overhang on HRG Common Stock and Spectrum Common Stock related to the uncertainty regarding HRG’s process to explore HRG Potential Strategic Alternatives;

•	the expectation that simplifying the holding company structure and eliminating the need to comply with two separate public reporting companies’ legal, administrative and other obligations will reduce overhead, lead to cost savings, and enable management of HRG following the Merger to more fully focus on its business and operations;

•	the belief that Spectrum’s pending divestiture of its GBA Businesses will allow HRG and its stockholders to realize substantial value from the Tax Attributes in the near term;

•	the fact that the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby were negotiated on an arms-length basis between the HRG board of directors and its advisors, on the one hand, and a special committee consisting solely of independent and disinterested directors of Spectrum with the full power and authority to consider and make recommendations to the Spectrum board of directors in respect of any Spectrum Potential Strategic Alternative, on the other hand, and the fact that, consistent with the Spectrum Certificate of Incorporation, the Merger and the transactions contemplated thereby are conditioned on a non-waivable majority of the minority Spectrum shareholder vote;

•	the fact that the board of directors of HRG was actively involved for the entirety of the strategic review process, considered a broad range of alternative transactions, including a rights issue to, sales to and other business combinations with third parties and acquisitions of and other business combinations with third parties, and had processes in place to facilitate an independent review by Messrs. Luterman, Ianna and Glovier of matters that impacted Fortress and Leucadia in a manner different from HRG stockholders generally, each as more fully described in the sections entitled “The Merger—Background of the Merger” and “—Interests of HRG’s Directors and Officers in the Merger”;

•	the support of the Merger by Leucadia, which entered into a voting agreement pursuant to which, among other things, Leucadia agreed to vote its shares of HRG Common Stock to approve the HRG
Charter Amendment and the HRG Share Issuance and to take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Leucadia Voting Agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements—Leucadia Voting Agreement”;

•	the support of the Merger by Fortress, who entered into a voting agreement pursuant to which, among other things, Fortress agreed to vote its shares of HRG Common Stock to approve the HRG Charter Amendment and the HRG Share Issuance and to take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Fortress Voting Agreement, as more fully described in the section entitled “The Transaction Agreements—Description of the Voting Agreements—Fortress Voting Agreement”;

•	feedback from HRG’s stockholders who generally expressed support of pursuing the Merger with Spectrum;

•	the fact that the Reverse Stock Split, the HRG Share Issuance and the Merger generally are expected to be tax free to HRG and its stockholders;

•	the expectation that, in addition to the $200,000,000 for the relinquishment of control over Spectrum and the value of the Tax Attributes, pre-closing HRG stockholders will be able to participate as stockholders of HRG after the Merger in the potential upside of the HRG Common Stock and value of the Tax Attributes;

•	the belief that (i) the Merger is more favorable to HRG stockholders than the potential value that would result from HRG continuing as a stand-alone company, (ii) it was unlikely that an alternative transaction with Spectrum or any other counterparty would provide superior value to the HRG stockholders and (iii) the terms of the Merger Agreement would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal with respect to HRG following the announcement of the Merger Agreement;

•	that, subject to certain conditions, the HRG board of directors is permitted to change its recommendation to its stockholders in response to a superior proposal or, in the absence of a superior proposal, in response to an intervening event, in each case if it determines that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and that no termination fee is payable by HRG upon termination of the Merger Agreement in such event;

•	the right to terminate the Merger Agreement if, among other things, the Spectrum board of directors changes its recommendation to its stockholders in response to a superior proposal or an intervening event following a determination that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	that Spectrum will only be permitted to terminate the Merger Agreement as a result of a “material adverse effect” on HRG if all the applicable effects have resulted or would reasonably be expected to result in a net adverse impact in excess of $100,000,000, and which excludes, among others, any effects relating to the Tax Attributes and any effects resulting from the negotiation, execution, consummation, existence, delivery, performance or announcement of the Merger Agreement to the business, financial condition or results of operation of HRG and its subsidiaries (excluding Spectrum and its subsidiaries);

•	the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not consummated on or before October 8, 2018;

•	the likelihood that the Merger will be consummated, based on, among other things, the nature of conditions to the Merger, including the fact that the Merger is not conditioned on the receipt of any regulatory approvals, third party consents or financing, other than the required stockholder approvals and consents described herein;

•	the oral opinion of J.P. Morgan delivered to the HRG board of directors, which was confirmed by delivery of a written opinion dated February 24, 2018, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Share Combination Ratio in the proposed Transaction was fair, from a financial point of view, to the holders of HRG Common Stock, as more fully described in the section entitled “The Merger—Opinion of HRG’s Financial Advisor.” The full text of the written opinion of J.P. Morgan, dated February 24, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex E to this joint proxy statement/prospectus;

•	the fact that, in order to preserve the value of the Tax Attributes following the consummation of the Merger, Leucadia and Fortress, the two largest stockholders of HRG following the consummation of the Merger, will be subject to certain limitations on the transfer of their shares of HRG Common Stock following the consummation of the Merger (subject to certain exceptions). These restrictions are set forth in the Amended HRG Charter, which is more fully discussed in the section entitled “Comparison of Stockholder Rights”; and

•	the fact that the HRG board of directors was advised by J.P. Morgan and Jefferies, as financial advisors, and Davis Polk, as legal advisor, each an internationally recognized firm selected by the HRG board of directors based on its respective qualifications, familiarity with HRG and Spectrum and the HRG board of directors’ review of each firm’s relationships disclosure.

In the course of its deliberations, the HRG board of directors considered a variety of risks and other countervailing factors concerning the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the following factors (not in any relative order of importance):

•	the elimination of certain governance rights held by HRG pursuant to its ownership of a majority of the outstanding Spectrum Common Stock and pursuant to the Spectrum Certificate of Incorporation, the Spectrum Bylaws and the Existing Stockholder Agreement (which will terminate at the Effective Time);

•	the potential that the $200,000,000 upward adjustment in the calculation of the Share Combination Ratio does not adequately compensate pre-closing HRG stockholders for the relinquishment of control over Spectrum and the value of the Tax Attributes;

•	the fact that Spectrum received a demand letter from counsel for a purported Spectrum stockholder pursuant to Section 220 of the DGCL seeking inspection of Spectrum’s books and records in connection with the Merger, which could indicate an increased risk of litigation involving Spectrum’s transaction with HRG;

•	the restrictions on the conduct of HRG’s business until the consummation of the Merger or termination of the Merger Agreement, which may delay or prevent HRG from undertaking certain opportunities that may arise;

•	the value of the Tax Attributes to HRG following the Merger is in part subject to and dependent on, among other things, the expected results of Spectrum’s business and operations, including the timing of its anticipated divestiture of the GBA Businesses;

•	following the Merger, HRG’s ability to use the Tax Attributes to reduce future tax payments may be limited if HRG is considered to have experienced an “ownership change” for U.S. federal income tax purposes as a result of the Merger or as a result of future changes in ownership;

•	Leucadia and Fortress, which are expected to hold approximately 14% and 10%, respectively, of the outstanding HRG Common Stock at the closing of the Merger, have interests in the Merger that may be different from, or in addition to, the interests of other HRG stockholders, including registration rights at HRG, exemptions from certain ownership restrictions in the Amended HRG Charter, a restriction on HRG’s ability to repurchase shares to prevent Fortress’ or Leucadia’s permitted transfers from resulting in an “ownership change” within the meaning of Section 382 of the Code, tailored exemptions from certain transfer restrictions in the Amended HRG Charter and, in the case of Leucadia, certain board appointment and designation rights, among others, as more fully described in the section entitled “The Merger—Interests of HRG’s Directors and Officers in the Merger – Rights of Certain Stockholders”;

•	the increased indebtedness of HRG after the Merger as compared to HRG and Spectrum as standalone entities due to the combined company’s assumption of HRG’s net debt as well as the incurrence of transaction fees and expenses by HRG and Spectrum;

•	the fact that the Merger and the transactions contemplated thereby are conditioned on a non-waivable majority of the minority Spectrum shareholder vote;

•	the fact that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied, including approvals by Spectrum and HRG stockholders, and that failure to complete the Merger may have a potential negative impact on HRG and/or its majority subsidiary, Spectrum, and their respective businesses and stock prices;

•	that, subject to certain conditions, the Spectrum board of directors is permitted to change its recommendation to its stockholders in response to a superior proposal or, in the absence of a superior proposal, an intervening event, in each case if it determines that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, in which case the voting obligations of Fortress and Leucadia will terminate, and that no termination fee is payable by Spectrum upon termination of the Merger Agreement in such event;

•	the fact that substantial costs will be incurred by both Spectrum and HRG in connection with the Merger and the transactions contemplated thereby, including in connection with any litigation that may result from the announcement or pendency of the Merger, and that some of those costs will be borne solely by pre-closing HRG stockholders in the calculation of the Share Combination Ratio;

•	the restrictions on HRG’s ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals; and

•	each of the factors described above in the section entitled “Risk Factors.”

With respect to matters for which certain members of the HRG board of directors had a potential conflict of interest, such members were excused from the applicable discussion, and the disinterested and independent members of the HRG board of directors then continued the discussion and reviewed such matters, following which the independent members of the HRG board of directors made determinations which they then recommended to the full HRG board of directors and which the full HRG board of directors acted on. Further, after considering the potential conflicts of interest in the transaction with respect to Fortress and Leucadia, the independent members of the HRG board of directors were of the belief that no economic value potential available to the unaffiliated stockholders of HRG was foregone in exchange for the rights provided specifically to Fortress and Leucadia in the transaction. For a more detailed discussion of the process, see “The Merger – Background of the Merger.”

The HRG board of directors weighed the benefits, advantages and opportunities against the risks and countervailing factors of entering into the Merger Agreement and the Related Agreements and completing the Merger and the other transactions contemplated thereby. Although the HRG board of directors realized that there can be no assurance about future results or outcomes, including results expected or considered in the factors listed above, the HRG board of directors concluded that the potential benefits, advantages and opportunities of entering into the Merger Agreement and the Related Agreements and completing the Merger and the other transactions contemplated thereby outweigh the risks and countervailing factors.

The foregoing discussion of the factors considered by the HRG board of directors in connection with its determination and recommendation on the fairness of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the HRG Share Issuance and the HRG Charter Amendment to HRG’s stockholders is not intended to be exhaustive but is believed to include the material factors considered by the HRG board of directors. The HRG board of directors did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the HRG Share Issuance and the HRG Charter Amendment. Rather, the HRG board of directors made its fairness determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the HRG board of directors may have given different weight to different information and factors.

In considering the recommendation of the HRG board of directors with respect to the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the HRG Share Issuance and the HRG Charter Amendment, HRG stockholders should be aware that certain of HRG’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of HRG’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of HRG, the continued employment of certain executive officers of HRG, and the treatment in the Merger of equity awards and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses to HRG directors and officers. The members of the HRG board of directors were aware of these interests and considered them, among others, in their approval of the Merger Agreement, the Related Agreements, the Merger and the transactions contemplated thereby, including the HRG Share Issuance and the HRG Charter Amendment, and in the recommendation that HRG’s stockholders approve the HRG Share Issuance and the HRG Charter Amendment. See “—Interests of HRG’s Directors and Officers in the Merger” for further discussion of these matters. The foregoing discussion of the information and factors considered by the HRG board of directors contains statements that are forward-looking in nature. This information should be read in light of the factors described in “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of the Spectrum Special Committee’s Financial Advisor

At the meeting of the Spectrum Special Committee on February 23, 2018, Moelis reviewed with the Spectrum Special Committee Moelis’ final financial analysis. At the meeting of the Spectrum Special Committee on February 24, 2018 to evaluate and approve the transactions contemplated by the Merger Agreement, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated February 24, 2018, addressed to the Spectrum Special Committee to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Merger Exchange Ratio in the Transaction is fair, from a financial point of view, to the holders of Spectrum Common Stock (other than the Excluded Holders).

The full text of Moelis’ written opinion dated February 24, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Spectrum Special Committee (solely in its capacity as such) in its evaluation of the Transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Merger Exchange Ratio in the Transaction, to the holders of the Spectrum Common Stock, other than the Excluded Holders, and does not address Spectrum’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to Spectrum. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain information relating to the capitalization and shareholdings of Spectrum and HRG, including pro forma for the Transaction;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Spectrum furnished to Moelis by Spectrum, including financial forecasts provided to or discussed with Moelis by the management of Spectrum;

•	reviewed information relating to contemplated divestitures by Spectrum of its GBA Businesses as discussed with Moelis by the management of Spectrum;

•	reviewed certain estimates by Spectrum relating to the pro forma utilization of net operating losses and certain other tax attributes of HRG following completion of the Transaction (referred to in this section as the Tax Attributes) furnished to Moelis;

•	conducted discussions with members of the senior managements and representatives of Spectrum concerning the information described above;

•	reviewed certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated February 24, 2018, of the Merger Agreement;

•	reviewed drafts dated February 24, 2018 of the Voting Agreements and the Post-Closing Stockholder Agreement (collectively referred to in this section as the Ancillary Agreement);

•	participated in certain discussions and negotiations among representatives of Spectrum and HRG and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis, with the Spectrum Special Committee’s consent, relied on the information supplied to, discussed with or reviewed by Moelis for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any of such information. Moelis assumed, at the Spectrum Special Committee’s direction, both that Spectrum will consummate the contemplated divestiture of its Global Batteries business and/or its Appliances business prior to September 30, 2019 (the “Contemplated Divestitures”), and that the Tax Attributes will be available to HRG following completion of the Transaction. With the Spectrum Special Committee’s consent, Moelis relied upon, without independent verification, the assessment of Spectrum and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the information Moelis reviewed relating to Spectrum and HRG and the Tax Attributes, Moelis assumed, at the Spectrum Special Committee’s direction, that such information was reasonably prepared on a basis reflecting the best then-currently available information and judgments of the management of Spectrum or HRG, as the case may be. Moelis expressed no views as to the reasonableness of any information or the assumptions on which they were based. In addition, with the Spectrum Special Committee’s consent, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Spectrum or HRG, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion did not address Spectrum’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Spectrum and did not address any legal, regulatory, tax or accounting matters. At the Spectrum Special Committee’s direction, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement, the Ancillary Agreements or any aspect or implication of the Transaction, except for the fairness of the Merger Exchange Ratio in the Transaction, from a financial point of view, to the holders of Spectrum Common Stock (other than the Excluded Holders). Moelis’ opinion relates to the relative values of Spectrum and HRG. With the Spectrum Special Committee’s consent, Moelis expressed no opinion as to what the value of HRG Common Stock actually will be when issued pursuant to the Transaction or the prices at which Spectrum Common Stock or HRG Common Stock may trade at any time. In rendering its opinion, Moelis assumed, with the Spectrum Special Committee’s consent, that the final executed of the Merger Agreement and the Ancillary Agreements would not differ in any material respect from the drafts that Moelis had reviewed on February 24, 2018, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the Merger Agreement and the Ancillary Agreements will comply with all the material terms thereof. Moelis assumed, with the Spectrum Special Committee’s consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to its analysis. In addition, representatives of Spectrum advised Moelis, and Moelis assumed, with the Spectrum Special

Committee’s consent, that the Transaction will qualify as a tax free reorganization for federal income tax purposes. In addition, Moelis noted the fact that, as a result of the Transaction, Spectrum would no longer be controlled by HRG or any other party, although such fact was not quantified as part of Moelis’ financial analysis.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date thereof, including with respect to any amendments to the then-current tax regime. As of the date of Moelis’ opinion, the financial and stock markets had been adjusting to the impacts of the Tax Cuts and Jobs Act, and Moelis expressed no opinion or view as to any potential effects of such impacts on Spectrum, HRG or the Transaction.

Moelis’ opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Spectrum, other than the fairness of the Merger Exchange Ratio in the Transaction, from a financial point of view, to the holders of Spectrum Common Stock (other than the Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Exchange Ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.

The following is a summary of the material financial analyses presented by Moelis to the Spectrum Special Committee at its meeting held on February 23, 2018, in connection with Moelis’ oral opinion delivered to the Spectrum Special Committee at its meeting on February 24, 2018, which was confirmed by delivery of a written opinion, dated February 24, 2018.

The summary of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Summary of Financial Analyses

Net Value Impact to Holders of Spectrum Common Stock (other than Excluded Holders)

Moelis calculated the estimated net value impact of the Transaction to the holders of Spectrum Common Stock (other than the Excluded Holders) by comparing (i) the implied market value of Spectrum on a standalone basis to such holders, to (ii) the net value impact of the Transaction to such holders taking into account the estimated value to HRG of the utilization of the Tax Attributes following completion of the Transaction expected to result from the Contemplated Divestitures, with no limitations under Section 382 of the Code.

The implied market value of Spectrum on a standalone basis as of February 16, 2018 was calculated as the enterprise value of Spectrum on a standalone basis, less Spectrum’s net debt and minority interest. Moelis then calculated the proportionate market value of Spectrum on a standalone basis attributable to the holders of Spectrum Common Stock other than the Excluded Holders based on their aggregate percentage ownership of Spectrum on a standalone basis.

To calculate the net value impact of the Transaction to the holders of Spectrum Common Stock (other than the Excluded Holders), Moelis first calculated the implied pro forma market value of HRG, giving effect to the Transaction, to the holders of Spectrum Common Stock (other than the Excluded Holders), not including the estimated present value of Tax Attributes. Moelis made such calculation using the implied market value of Spectrum on a standalone basis as determined above, less the value of the remaining HRG net debt, less the incremental net debt estimated to be incurred in connection with funding certain financing and transaction costs for the Transaction, less the estimated amount of certain other HRG liabilities and wind-down costs. Utilizing this implied pro forma market value of HRG giving effect to the Transaction, Moelis calculated the proportionate implied pro forma market value of HRG attributable to the holders of Spectrum Common Stock (other than the Excluded Holders) based on their estimated pro forma percentage ownership of HRG.

Moelis then compared the proportionate market value of Spectrum on a standalone basis attributable to the holders of Spectrum Common Stock (other than the Excluded Holders), to the proportionate implied pro forma market value of HRG giving effect to the Transaction attributable to the holders of Spectrum Common Stock (other than the Excluded Holders), and arrived at an estimated upfront aggregate value of the Transaction to such holders of negative $104 million, not including the estimated present value of Tax Attributes.

Moelis next calculated the estimated net value impact of the Transaction to holders of Spectrum Common Stock (other than the Excluded Holders) by adjusting the implied pro forma market value of HRG attributable to the holders of Spectrum Common Stock (other than the Excluded Holders) to take into account, on a present value basis, the estimated value of the utilization of the Tax Attributes to HRG following completion of the Transaction. For illustrative purposes only, Moelis prepared such adjustment assuming (i) no Contemplated Divestitures and (ii) limitations on the availability of the Tax Attributes under Section 382 of the Code beginning in fiscal year 2020 (and no such limitations in fiscal years 2018 and 2019) (based on the assumption that HRG would not be subject to a change in control until after the expiration of the 24-month lockup period to which Leucadia and Fortress will be subject with respect to their shares of HRG Common Stock), using the Tax Attributes for fiscal years 2018 to 2024, as furnished to Moelis by Spectrum. In connection with Moelis’ opinion, Moelis prepared such adjustment assuming, at the Spectrum Special Committee’s direction, that (i) the Contemplated Divestitures would occur, and (ii) there would be no limitations on the availability of the Tax Attributes under Section 382 of the Code, using the Tax Attributes for fiscal years 2018 to 2022, as furnished to Moelis by Spectrum. In performing this analysis, Moelis discounted the estimated future Tax Attributes to present value utilizing the midpoint of a range of discount rates of 6.5% to 8.5%. Moelis then determined the present value of the Tax Attributes attributable to the holders of Spectrum Common Stock (other than the Excluded Holders) based on such holders’ estimated pro forma percentage ownership of HRG.

Moelis made these adjustments under the following four scenarios, with each of Scenarios (2), (3) and (4) assuming no limitations on the availability of the Tax Attributes under section 382 of the Code, as assumed by Moelis at the Spectrum Special Committee’s direction:

(1)	no Contemplated Divestitures and limitations on the availability of the Tax Attributes under Section 382 of the Code beginning in fiscal year 2020 (with no such limitations in fiscal years 2018 and 2019) (for illustrative purposes only);

(2)	divestiture of Spectrum’s Global Batteries business in fiscal year 2019;

(3)	divestiture of Spectrum’s Appliances business in fiscal year 2018; and

(4)	divestitures of Spectrum’s Appliances business in fiscal year 2018 and its Global Batteries business in fiscal year 2019.

This analysis indicated the following estimated net value impacts of the Transaction to holders of Spectrum Common Stock (other than the Excluded Holders):

	Scenario 1 (for illustrative purposes only)	Scenario 2	Scenario 3	Scenario 4
Estimated upfront net value impact ($ millions)	$(22)	$19	$26	$34

Moelis assumed, at the Spectrum Special Committee’s direction, that scenario (1) would not occur and that Spectrum will consummate the Contemplated Divestitures and the Tax Attributes will be available to HRG following completion of the Transaction with no limitations under Section 382 of the Code.

Additional Information

Moelis also noted for the Spectrum Special Committee the following additional factors that were not considered as part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only.

Implied Pro Forma Ownership Impact

Moelis noted the following implied pro forma ownership of HRG expected to result from the Transaction, and also noted that as a result of the Transaction, Spectrum would no longer be controlled by HRG or any other party (including Leucadia and Fortress through their ownership of HRG):

	Ownership of Spectrum as of February 16, 2018		Pro Forma Ownership
Holders of Spectrum Common Stock (other than the Excluded Holders)	41.3%		42.2%
Existing Excluded Holders	58.7%		57.8%
of which, Leucadia	13.5	%(1)	13.3%
of which, Fortress	9.6	%(1)	9.4%

(1)	Represents Leucadia’s and Fortress’ respective indirect ownership of Spectrum through their respective ownership of HRG, and does not take into account HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing or the $200,000,000 that will each factor into the Merger Exchange Ratio.

Accretion/Dilution Analyses

Moelis noted the potential pro forma financial effects of the Transaction on HRG’s fiscal years 2018 and 2019 adjusted earnings per share (calculated as earnings per share, not taking into account any tax benefits and excluding the impact of one-time transaction expenses) (“Adjusted EPS”), and free cash flow (“FCF”), in each case assuming (i) the Contemplated Divestitures would not occur and (ii) limitations on the availability of the Tax Attributes under Section 382 of the Code beginning in fiscal year 2020 (with no such limitations in fiscal years 2018 and 2019) (based on the assumption that the Transaction would not be subject to a change in control until after the expiration of the 24-month lockup period to which Leucadia is subject with respect to its shares of HRG Common Stock). The financial data Moelis used was based on financial forecasts provided to Moelis by Spectrum. This analysis indicated that the Transaction could be:

•	dilutive to 2018 Adjusted EPS and 2019 Adjusted EPS by 1.1% and 0.9%, respectively;

•	dilutive to 2018 FCF by 0.7%; and

•	accretive to 2019 FCF by 5.4%.

The actual results achieved by HRG may vary from forecasted results and the variations may be material, including if the Contemplated Divestitures occur and the Tax Attributes are available to HRG with no limitations under Section 382 of the Code following completion of the Transaction.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. Moelis was not authorized to solicit and did not solicit indications of interest in a possible Transaction with Spectrum from any party.

The analyses described above do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Spectrum, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Exchange Ratio was determined through arms’ length negotiations between Spectrum and HRG and was approved by the Spectrum Special Committee and the Spectrum board of directors. Moelis did not recommend any specific consideration to Spectrum, the Spectrum Special Committee or the Spectrum board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

Moelis acted as financial advisor to the Spectrum Special Committee in connection with the Transaction and will receive a fee for its services of $20 million in the aggregate, $5 million of which became payable in connection with the delivery of its opinion, and the remainder of which is contingent upon completion of the Transaction. In addition, Spectrum has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Spectrum and HRG. Moelis may in the future provide investment banking and other services to Spectrum and HRG unrelated to the Transaction and may receive compensation for such services. In the past two years prior to the date of the opinion, Moelis did not provide investment banking or other services to Spectrum or HRG.

The Spectrum Special Committee selected Moelis as its financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions and familiarity with Spectrum. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Spectrum Management’s Unaudited Prospective Financial Information

Spectrum does not generally make long-term public forecasts as to future performance, earnings or other results (other than limited earning per share guidance), and forecasts may be of limited utility due to the unpredictability of the underlying assumptions and estimates. Spectrum’s management provided certain unaudited prospective financial information relating to Spectrum, prepared by Spectrum management as of September 13, 2017 and supplemented on September 29, 2017, January 8, 2018, February 13, 2018 and February 19, 2018 (the “Spectrum Forecasts”), to the Spectrum Special Committee in connection with its evaluation of the proposed transaction. Spectrum’s management provided the Spectrum Forecasts to Moelis for its use in connection with its financial analyses summarized under “—Opinion of the Spectrum Special Committee’s Financial Advisor.”

Spectrum has included the below summaries of the Spectrum Forecasts to provide Spectrum stockholders access to certain non-public information that was furnished to the Spectrum Special Committee in connection with its evaluation of the proposed transaction and to Moelis for its use in connection with its financial analyses summarized under “—Opinion of the Spectrum Special Committee’s Financial Advisor.” As described further under “—Opinion of the Spectrum Special Committee’s Financial Advisor,” while Moelis assumed and relied upon the Spectrum Forecasts, for purposes of its financial analyses summarized under “—Opinion of the

Spectrum Special Committee’s Financial Advisor,” Moelis expressed no view or opinion as to the Spectrum Forecasts or the assumptions on which they were based.

The Spectrum Forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP but, in the view of Spectrum’s management, were prepared on a reasonable basis, and as of the dates they were prepared reflected the best available estimates and judgments, and presented, to the best of Spectrum management’s knowledge and belief as of such dates, the expected course of action and the expected future financial performance of Spectrum. The below summaries of the Spectrum Forecasts are not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Spectrum Merger Proposal or the HRG Required Proposals, but because the Spectrum Forecasts were provided to the Spectrum Special Committee, Moelis and HRG. Neither Spectrum’s independent registered public accounting firms, nor any other independent accountants, have examined, compiled, or performed any procedures with respect to the Spectrum Forecasts and, accordingly, no independent accountant expresses an opinion or any other form of assurance with respect to the Spectrum Forecasts or the achievability of the results reflected therein. Neither Spectrum’s independent registered public accounting firm, nor any other independent accountant, assumes any responsibility for the Spectrum Forecasts, and such accounting firms disclaim any association with the Spectrum Forecasts. The reports of Spectrum’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Spectrum’s historical financial information, respectively, and no such report extends to the Spectrum Forecasts or should be read to do so.

The Spectrum Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Spectrum’s management. Important factors that may affect actual results and cause the Spectrum Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses (including the ability of the businesses to achieve their strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The Spectrum Forecasts also reflect the following assumptions that are subject to change:

•	The Spectrum pre-tax income reflects an average annual growth of net sales of approximately 4% across divisions with projected growth in bases sales of 3% annually when excluding revenue growth due to M&A activity based on global market conditions, product category growth rates and inflation.

•	Gross profit realization is expected to be consistent during the forecasted period of approximately 38-39% including contributing margins from M&A activity during the forecasted period.

•	Operating expenses are projected to be an average of 23% of net sales during the forecasted period with increases in spending towards marketing and product innovation above historical levels, and investment in capability to support the businesses being offset with restructuring initiatives to drive down selling, general and administrative expenses across divisions.

•	The projected sale of the Battery Business is forecasted to be closed in fiscal 2019 with a sale price of $2.0 billion. A projected sale of the Appliance Business is forecasted to be closed in Fiscal 2018 with an anticipated sale price of $1.6-1.7 billion.

•	Interest costs and costs of capital were kept constant relative to recent historical periods and adjusted for deleveraging realized from using cash flow to pay down debt.

Actual results may differ materially from the Spectrum Forecasts. Accordingly, there can be no assurance that the Spectrum Forecasts will be realized.

Spectrum, and its affiliates, advisors, officers, directors, or other representatives, cannot provide any assurance that actual results will not differ from the Spectrum Forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Spectrum Forecasts to reflect circumstances existing after the date that the Spectrum Forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions relating thereto are shown to be in error. Except as required by applicable securities laws, Spectrum does not intend to make publicly available any update or other revision to the Spectrum Forecasts, even in the event that any or all assumptions relating thereto are shown to be in error. Since the date of the Spectrum Forecasts, Spectrum has made publicly available its actual results of operations for the fiscal quarter ended April 1, 2018. You should review Spectrum’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2018 for this information. None of Spectrum or its respective affiliates, advisors, officers, directors, or representatives has made or makes any representation to any stockholder or other person regarding Spectrum’s ultimate performance compared to the information contained in the Spectrum Forecasts or that forecasted results will be achieved. Spectrum has made no representation to HRG or to anyone else, in the Merger Agreement or otherwise, concerning the Spectrum Forecasts.

($ in millions)	2018E	2019E	2020E	2021E	2022E
Spectrum U.S. pre-tax income	$291	$340	$350	$361	$371
U.S. pre-tax income allocable to sale of Appliances Business	(24)	(54)	(59)	(69)	(76)
U.S. pre-tax income allocable to sale of Global Battery Business	—	(64)	(72)	(85)	(91)
Estimated pre-tax gain on sale of Appliances Business	724	—	—	—	—
Estimated pre-tax gain on sale of Global Battery Business	—	976	—	—	—
Estimated global intangible low-tax income taxable income on sale of Global Battery Business	—	20	—	—	—
Tax Attributes*
Existing Spectrum NOLs(1)	449	—	—	—	—

*	In order to analyze scenarios in which (a) there was no divestiture of either the Global Battery Business or the Appliances Business (or both) and (b) there are limitations under Section 382 of the Code on the utilization of tax attributes, management also provided an initial estimate, that was subject to refinement, of the annual limitation on the ability to use such tax attributes under Section 382 of the Code (which included an $80mm uplift in annual limitation from FY’20 to FY’23 assumed due to the amortization of recognized built-in gains).
(1)	Includes $196 million of separate return limitation year NOLs and $253 million of unlimited NOLs.

Opinion of HRG’s Financial Advisor

Pursuant to an engagement letter, dated August 24, 2017, HRG retained J.P. Morgan as its financial advisor in connection with the proposed Transaction.

At the meeting of the HRG board of directors on February 24, 2018, J.P. Morgan rendered its oral opinion to the HRG board of directors that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in its opinion, the Share Combination Ratio in the proposed Transaction was fair, from a financial point of view, to the holders of HRG Common Stock. J.P. Morgan has confirmed its February 24, 2018 oral opinion by delivering its written opinion to the HRG board of directors, dated February 24, 2018, that, as of such date, the Share Combination Ratio in the proposed Transaction was fair, from a financial point of view, to the holders of HRG Common Stock.

The full text of the written opinion of J.P. Morgan, dated February 24, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. HRG’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the HRG board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction, and was directed only to the Share Combination Ratio in the proposed Transaction and did not address any other aspect of the proposed Transaction. J.P. Morgan expressed no opinion as to the fairness of the Share Combination Ratio to the holders of any class of securities, creditors or other constituencies of HRG or as to the underlying decision by HRG to engage in the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of HRG as to how such stockholder should vote with respect to the HRG Proposals or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning HRG and Spectrum and the industries in which they operate;

•	compared the financial and operating performance of HRG and Spectrum with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of HRG Common Stock and Spectrum Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of HRG and Spectrum relating to their respective businesses (for more information regarding the use of such projections, please refer to the section entitled “—HRG Management’s Unaudited Prospective Financial Information”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of HRG with respect to certain aspects of the Transaction, and the past and current business operations of HRG and Spectrum, the financial condition and future prospects and operations of HRG and Spectrum, the effects of the Transaction on the financial condition and future prospects of HRG and Spectrum, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by HRG and Spectrum or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with HRG, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of HRG or Spectrum under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then-available estimates and judgments by management as to the expected future results of operations and financial condition of HRG and Spectrum to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by HRG and Spectrum in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to HRG with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on HRG or Spectrum or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders HRG Common Stock of the Share Combination Ratio in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of HRG or the underlying decision by HRG to engage in the Transaction. At the direction of HRG, for purposes of J.P. Morgan’s opinion, J.P. Morgan assumed that the Saturn VWAP (as defined in the Merger Agreement) was determined as of February 22, 2018; however, pursuant to the terms of the Merger Agreement, the Saturn VWAP is determined as of the closing of the Transaction and may differ from the Saturn VWAP that J.P. Morgan assumed for purposes of its opinion. J.P. Morgan expressed no opinion regarding, and its opinion does not reflect, any effect arising from HRG’s ownership and control of a majority of Spectrum Common Stock prior to giving effect to the Transaction. At the direction of HRG, J.P. Morgan assumed that the divestitures of the businesses of Spectrum identified by the management of HRG to J.P. Morgan will be consummated in the manner discussed with the management of HRG and that HRG’s net operating losses will be applied in the manner discussed with the management of HRG. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Share Combination Ratio applicable to the holders of HRG Common Stock in the Transaction or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which HRG Common Stock or Spectrum Common Stock will trade at any future time.

The terms of the Merger Agreement, including the Share Combination Ratio, were determined through arm’s length negotiations between HRG and Spectrum, and the decision to enter into the Merger Agreement was solely that of the HRG board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the HRG board of directors in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the HRG board of directors or management of HRG with respect to the proposed Transaction or the Share Combination Ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the HRG board of directors on February 24, 2018 and contained in the presentation delivered to the HRG board of directors on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the HRG board of directors and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Spectrum with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to the business of Spectrum.

The companies selected by J.P. Morgan were as follows:

•	Newell Brands, Inc.

•	The Scotts Miracle-Gro Company

•	Edgewell Personal Care Company (excluding its acquisition of Jack Black, LLC as the terms of such acquisition were not disclosed)

•	Helen of Troy Limited

None of the selected companies reviewed is identical to Spectrum. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Spectrum. However, certain of these companies may have characteristics that are materially different from those of Spectrum. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Spectrum.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less unconsolidated investments and cash and cash equivalents) to the consensus equity research analyst estimate for the company’s earnings before interest, tax, depreciation and amortization and adjusted to exclude stock based compensation (“EBITDA”) for the years ending September 30, 2018 (the “2018 EBITDA”) and September 30, 2019 (the “2019 EBITDA”).

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for 2018 EBITDA of 9.0x – 12.5x and multiple reference ranges for 2019 EBITDA of 9.0x – 12.0x.

After applying such ranges to the projected EBITDA for Spectrum for the year ending September 30, 2018 and the year ending September 30, 2019, based on projections provided by the management of Spectrum as adjusted by the management of HRG (please refer to the section entitled “—HRG Management’s Unaudited Prospective Financial Information”), the analysis indicated the following implied per share equity value ranges for Spectrum Common Stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
2018 EBITDA	$101.25	$144.50
2019 EBITDA	$106.00	$144.50

The ranges of implied per share equity values for Spectrum Common Stock were then compared to Spectrum’s closing share price of $103.70 on February 22, 2018.

Based on the implied per share equity value ranges for Spectrum Common Stock calculated in the analysis above, J.P. Morgan calculated the implied per share equity value ranges for HRG Common Stock. To derive the lowest implied per share equity value for HRG Common Stock, J.P. Morgan multiplied the lowest implied equity value per share of Spectrum Common Stock by the number of shares of Spectrum Common Stock owned by HRG, subtracted the HRG projected net debt, as provided by the management of HRG, and then divided by the number of shares of HRG Common Stock outstanding on a fully diluted basis. To derive the highest implied per share equity value for HRG Common Stock, J.P. Morgan multiplied the highest equity value per share of Spectrum Common Stock by the number of shares of Spectrum Common Stock owned by HRG, subtracted the HRG projected net debt, as provided by the management of HRG, and then divided by the number of shares of HRG Common Stock outstanding on a fully diluted basis. The analysis indicated the following implied per share equity value ranges for HRG Common Stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
2018 EBITDA	$15.50	$22.75
2019 EBITDA	$16.25	$22.75

The ranges of implied per share equity values for HRG Common Stock were then compared to HRG’s closing share price of $15.89 on February 22, 2018.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Spectrum. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” “Unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation and amortization, capital expenditures, changes in net working capital and certain other one-time cash expenses, as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period.

J.P. Morgan calculated the unlevered free cash flows that Spectrum is expected to generate during fiscal years 2018 through 2021 based upon projections provided by the management of Spectrum as adjusted by the management of HRG (please refer to the section entitled “—HRG Management’s Unaudited Prospective Financial Information”). J.P. Morgan also calculated a range of terminal values of Spectrum at the end of the four year period ending in 2021 by applying a perpetual growth rate ranging from 1.0% to 2.0% to the unlevered free cash flow of Spectrum during the terminal period of the projections. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2017 using a range of discount rates from 6.75% to 7.25%. This discount rate range was based upon J.P. Morgan’s analysis of the weighted-average cost of capital of Spectrum.

Based on the foregoing, this analysis indicated the following implied per share equity value range, rounded to the nearest $0.25, for Spectrum Common Stock:

	Implied Per Share Equity Value
	Low	High
Discounted Cash Flow Analysis	$135.00	$174.75

The ranges of implied per share equity values for Spectrum Common Stock were then compared to Spectrum’s closing share price of $103.70 on February 22, 2018.

Based on the implied per share equity value ranges for Spectrum Common Stock calculated in the analysis above, J.P. Morgan calculated the implied per share equity value ranges for HRG Common Stock. To derive the lowest implied per share equity value for HRG Common Stock, J.P. Morgan multiplied the lowest implied equity value per share of Spectrum Common Stock by the number of shares of Spectrum Common Stock owned by HRG, subtracted the HRG projected net debt, as provided by the management of HRG, and then divided by the number of shares of HRG Common Stock outstanding on a fully diluted basis. To derive the highest implied per share equity value for HRG Common Stock, J.P. Morgan multiplied the highest equity value per share of Spectrum Common Stock by the number of shares of Spectrum Common Stock owned by HRG, subtracted the HRG projected net debt, as provided by the management of HRG, and then divided by the number of shares of HRG Common Stock outstanding on a fully diluted basis. The analysis indicated the following implied per share equity value ranges for HRG Common Stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
Discounted Cash Flow Analysis	$21.25	$27.75

The ranges of implied per share equity values for HRG Common Stock were then compared to HRG’s closing share price of $15.89 on February 22, 2018.

Relative Implied Share Combination Ratio Analysis. J.P. Morgan compared the results for Spectrum to the results for HRG with respect to the public trading multiples and discounted cash flow analyses described above.

For each comparison, J.P. Morgan divided the lowest implied equity value per share of HRG Common Stock by the lowest implied equity value per share of Spectrum Common Stock to derive the lowest Share Combination Ratio implied by each pair of results. J.P. Morgan also divided the highest implied equity value per share of HRG Common Stock by the highest implied equity value per share for Spectrum Common Stock to derive the highest Share Combination Ratio implied by each pair of results. The implied Share Combination Ratios resulting from this analysis were:

Implied Share Combination Ratios
	Low	High
Public Trading Multiples
2018 EBITDA	0.1531x	0.1574x
2019 EBITDA	0.1533x	0.1574x
Discounted Cash Flow Analysis	0.1574x	0.1588x

The implied Share Combination Ratios were then compared to the Share Combination Ratio of 0.1638x, calculated based on the Saturn VWAP as of February 22, 2018, and the Share Combination Ratio of 0.1532x implied by the closing prices of Spectrum Common Stock and HRG Common Stock on February 22, 2018 of $103.70 and $15.89, respectively.

Value Creation Analysis. J.P. Morgan conducted an analysis of the theoretical value creation to the holders of HRG Common Stock that compared the estimated implied equity value of ownership by the holders of HRG Common Stock in Spectrum on a standalone basis based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above and, at the direction of the management of HRG, adjusted by HRG’s net debt (and subject to certain adjustments as provided by the management of HRG (please refer to the section entitled “—HRG Management’s Unaudited Prospective Financial Information”)), to the estimated implied equity value of ownership by the holders of HRG Common Stock in the combined company, pro forma for the Transaction.

J.P. Morgan calculated the pro forma implied equity value of ownership by the holders of HRG Common Stock in the combined company by (a) adding the sum of the implied equity value of Spectrum on a standalone basis using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above and the value of HRG’s capital losses and net operating losses assumed by Spectrum, (b) subtracting the sum of HRG’s net debt, as directed by the management of HRG, and the estimated transaction costs relating to the Transaction and (c) multiplying such result by the pro forma equity ownership of the combined company by the holders of HRG Common Stock. This value creation analysis indicated that the Transaction would create value for the holders of HRG Common Stock as compared to the implied equity value of ownership by the holders of HRG on a standalone basis. There can be no assurance, however, that the transaction-related costs and other impacts referred to above will not be substantially greater or less than those estimated by the management of HRG and described above.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of HRG or Spectrum. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Spectrum. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Spectrum. However, certain of these companies may have characteristics that are materially different from those of Spectrum. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Spectrum.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise HRG with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with HRG, Spectrum and the industries in which they operate.

HRG has agreed to pay J.P. Morgan a fee of up to $5.0 million, $2.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transaction. In addition, HRG has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Spectrum and with Fortress Investment Group, LLC (“Fortress Parent”), an affiliate of a significant shareholder of HRG, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner in the refinancing of two revolving credit facilities of Spectrum in March 2017, as joint bookrunner of an offering of non-investment grade debt securities of Spectrum in September 2016, as a lead underwriter of the initial public offering of the Mosaic Acquisition (a special purpose acquisition corporation formed by an affiliate of Fortress Parent and Mr. Maura, Executive Chairman of the Spectrum board of directors) in October 2017 and as a bookrunner of multiple asset backed securities offerings by Fortress Parent over the period. J.P. Morgan and its affiliates are also currently engaged by Fortress Parent to provide certain additional financial advisory and financing activities in connection with potential transactions (unrelated to the Merger) which may or may not proceed. See “—Interests of Spectrum’s Directors and Officers in the Merger” for further discussion of these matters. In addition, J.P. Morgan and its affiliates have provided financing and securities underwriting services to certain of Fortress Parent’s portfolio companies (other than HRG) during such period, and J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of certain of such portfolio companies, for which it receives customary compensation or other financial benefits. During the two year period preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from Fortress Parent and its subsidiaries and affiliates was approximately $16.0 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of HRG, Spectrum, Fortress Parent and Leucadia, another significant shareholder of HRG. During the two year period preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from HRG were less than $1.0 million and from Spectrum were less than $1.0 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of HRG or Spectrum for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

HRG Management’s Unaudited Prospective Financial Information

HRG does not generally make long-term public forecasts as to future performance, earnings or other results (other than limited earning per share guidance), and forecasts may be of limited utility due to the unpredictability of the underlying assumptions and estimates. Using Spectrum’s forecasts, or a subset of such forecasts provided to HRG, HRG’s management prepared unaudited forecasts financial information for Spectrum on a standalone basis for the fiscal years ending September 30, 2018 through September 30, 2021 (the “HRG Forecasts”). The HRG Forecasts were prepared by HRG’s management by making the adjustments to the Spectrum Forecasts described below. The Spectrum Forecasts are described in greater detail in “—Spectrum Management’s Unaudited Prospective Financial Information.”

HRG has included the below summaries of the HRG Forecasts to provide HRG stockholders access to certain non-public information that was furnished to the HRG board of directors in connection with its evaluation of the proposed transaction and to J.P. Morgan for its use in connection with its financial analyses summarized under “—Opinion of HRG’s Financial Advisor.” As further described under “—Opinion of HRG’s Financial Advisor,” while J.P. Morgan assumed and relied upon the HRG Forecasts, for purposes of its financial analyses summarized under “—Opinion of HRG’s Financial Advisor,” J.P. Morgan expressed no view or opinion as to the HRG Forecasts or the assumptions on which they were based.

The HRG Forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP but, in the view of HRG’s management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and presents, to the best of HRG management’s knowledge and belief, the expected course of action and the expected future financial performance of Spectrum. The below summaries of the HRG Forecasts are not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the HRG Merger Proposal or the HRG Required Proposals, but because the HRG Forecasts were provided to the HRG board of directors and J.P. Morgan. Neither HRG’s independent registered public accounting firms, nor any other independent accountants, have examined, compiled, or performed any procedures with respect to the HRG Forecasts and, accordingly, no independent accountant expresses an opinion or any other form of assurance with respect to the HRG Forecasts or the achievability of the results reflected therein. Neither HRG’s independent registered public accounting firm, nor any other independent accountant, assumes any responsibility for the HRG Forecasts, and such accounting firms disclaim any association with the HRG Forecasts. The reports of HRG’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to HRG’s historical financial information, respectively, and no such report extends to the HRG Forecasts or should be read to do so.

The HRG Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of HRG’s management. Important factors that may affect actual results and cause the HRG Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses (including the ability of the businesses to achieve their strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The HRG Forecasts reflect the following assumptions that are subject to change:

•	except as noted in the following bullets, the HRG Forecasts incorporate all of the assumptions described in “—Spectrum Management’s Unaudited Prospective Financial Information”;

•	HRG’s management assumed that Spectrum’s net working capital, excluding Spectrum’s GBA Businesses, would increase by an amount equal to 20.5% of the year over year increase in sales;

•	HRG’s management made a fiscal 2018 stub-period adjustment to unlevered free cash flow based on a valuation date of December 31, 2017; and

•	HRG’s management applied a blended tax rate of 24.5% for Spectrum’s fiscal year ended December 31, 2018, and 21% thereafter, to estimate Spectrum’s cash taxes.

Actual results may differ materially from the HRG Forecasts. Accordingly, there can be no assurance that the HRG Forecasts will be realized.

HRG, and its affiliates, advisors, officers, directors, or other representatives, cannot provide any assurance that actual results will not differ from the HRG Forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the HRG Forecasts to reflect circumstances existing after the date that the HRG Forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions relating thereto are shown to be in error. Except as required by applicable securities laws, HRG does not intend to make publicly available any update or other revision to the HRG Forecasts, even in the event that any or all assumptions relating thereto are shown to be in error. Since the date of the HRG Forecasts, Spectrum has made publicly available its actual results of operations for the fiscal quarter ended April 1, 2018. You should review Spectrum’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2018 for this information. None of HRG or its respective affiliates, advisors, officers, directors, or representatives has made or makes any representation to any stockholder or other person regarding Spectrum’s ultimate performance compared to the information contained in the HRG Forecasts or that forecasted results will be achieved. HRG has made no representation to Spectrum or to anyone else, in the Merger Agreement or otherwise, concerning the HRG Forecasts.

The following table presents values in the HRG Forecasts that differ from those used in the Spectrum Forecasts described in “—Spectrum Management’s Unaudited Prospective Financial Information.”

	2018E	2019E	2020E	2021E
EBITDA	$677	$700	$736	$775
Unlevered Free Cash Flow(1)	$289	$445	$474	$506

(1)	Unlevered Free Cash Flow was calculated by J.P. Morgan based on the HRG Forecasts for purposes of J.P. Morgan’s discounted cash flow analysis in connection with its opinion delivered to the HRG board of directors on February 24, 2018. J.P. Morgan’s Unlevered Free Cash Flow calculation was provided to HRG management, which subsequently reviewed and approved such projections.

Board and Management of HRG following the Merger

The following is a description of the board of directors and management of HRG after the Merger. For more information regarding the directors and management of HRG prior to the Merger, please refer to HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 20, 2017, and Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 16, 2017 and amended on November 17, 2017 and January 23, 2018.

On April 26, 2018, Spectrum announced the appointment of David M. Maura as Chief Executive Officer of Spectrum effective as of April 25, 2018, replacing Andreas Rouvé, who on that date resigned as Spectrum’s Chief Executive Officer and as a member of the Spectrum board of directors. This appointment is in addition to Mr. Maura’s continuing role as the Executive Chairman of the Spectrum board of directors, a position he has held since January 2016. In connection with this appointment, Mr. Maura entered into a new employment agreement with Spectrum. In connection with Mr. Rouvé’s resignation, Spectrum, Spectrum Brands, Inc. and Mr.

Rouvé entered into a separation agreement. The terms of Mr. Maura’s employment agreement and Mr. Rouvé’s separation agreement are described in Spectrum’s Current Report on Form 8-K dated April 25, 2018 and filed with the SEC on May 1, 2018. Mr. Rouvé’s departure created a vacancy on the Spectrum board of directors that Spectrum does not expect will be filled prior to the consummation of the Merger.

Board of Directors of HRG after the Merger

The directors of HRG following the Merger will, like the directors of Spectrum, be divided into three classes, with the term of the first class expiring at the 2019 annual meeting of stockholders, the term of the second class expiring at the 2020 annual meeting of stockholders and the term of the third class expiring at the 2021 annual meeting of stockholders. For a further description of governance of HRG following the closing of the Merger, see “Comparison of Stockholder Rights.”

Leucadia has the right to designate an independent director to the HRG board of directors, which designee must meet certain independence and other requirements, pursuant to the Merger Agreement and the Post-Closing Stockholder Agreement. The independent director appointed by Leucadia will serve in the longest-serving class of directors of HRG for a single term, and provided Leucadia meets certain share ownership conditions, Leucadia may appoint a replacement independent director if the independent director is unable or unwilling to complete his or her term. For a further description of Leucadia’s right to appoint an independent director, see “The Transaction Agreements—Description of the Merger Agreement—Post-Closing Governance” and “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement.”

In connection with the foregoing, as of the date of this joint proxy statement/prospectus, HRG and Spectrum expect that the following persons will be designated as directors of HRG at the Effective Time and each will be a member of the class of the board of directors set forth opposite his or her name:

•	Kenneth C. Ambrecht (Class II)

•	Norman S. Matthews (Class I)

•	David M. Maura (Class III)

•	Terry L. Polistina (Class III)

•	Hugh R. Rovit (Class II)

•	Joseph S. Steinberg (Class I)

•	Independent designee selected by Leucadia (Class III)

At the time the Merger Agreement was executed, it was contemplated that Andreas Rouvé, who at such time was the Chief Executive Officer and a member of the board of directors of Spectrum, would become a member of the HRG board of directors at the Effective Time. On April 25, 2018, Mr. Rouvé resigned as Chief Executive Officer of Spectrum and from the Spectrum board of directors and as such will not become a member of the HRG board of directors at the Effective Time.

Below is the biographical information for the foregoing persons:

Kenneth C. Ambrecht, age 72, has served as one of Spectrum’s directors since June 2010. Prior to that time, he had served as a director of Spectrum Brands, Inc. (“SBI”) from August 2009 to June 2010. Since December 2005, Mr. Ambrecht has served as a principal of KCA Associates LLC, through which he provides advice on financial transactions. From July 2004 to December 2005, Mr. Ambrecht served as a Managing Director with the investment banking firm First Albany Capital, Inc. Prior to that, Mr. Ambrecht was a Managing Director with Royal Bank Canada Capital Markets. Prior to that post, Mr. Ambrecht worked with the investment bank Lehman

Brothers as Managing Director with its capital markets division. Mr. Ambrecht is also a member of the board of directors of American Financial Group, Inc. During the past five years, Mr. Ambrecht has also served as a director of Dominion Petroleum Ltd. and Fortescue Metals Group Limited. Mr. Ambrecht serves as the Chairman of Spectrum’s Compensation Committee and is a member of Spectrum’s Audit Committee and Nominating and Corporate Governance Committee. Mr. Ambrecht’s experience in banking and capital markets led the Spectrum board of directors to conclude that he should be a member of the board of directors.

Norman S. Matthews, age 85, has served as one of Spectrum’s directors since June 2010. Prior to that time, he had served as a director of SBI since August 2009. Mr. Matthews has over three decades of experience as a business leader in marketing and merchandising, and is currently an independent business consultant. As former President of Federated Department Stores, he led the operations of one of the nation’s leading department store retailers with over 850 department stores, including those under the names of Bloomingdales, Burdines, Foley’s, Lazarus and Rich’s, as well as various specialty store chains, discount chains and Ralph’s Grocery. In addition to his senior management roles at Federated Department Stores, Mr. Matthews also served as Senior Vice President and General Merchandise Manager at E.J. Korvette and Senior Vice President of Marketing and Corporate Development at Broyhill Furniture Industries. Mr. Matthews is a Princeton University graduate, and earned his Master’s degree in Business Administration from Harvard Business School. He also currently serves on the boards of directors at Party City and The Children’s Place Retail Stores, Inc., and previously has served as a director of Henry Schein, Inc., Sunoco, The Progressive Corporation, Toys R’ Us, Duff & Phelps Corporation, and Federated Department Stores. He is also a trustee emeritus at the American Museum of Natural History. Mr. Matthews is the Chairman of Spectrum’s Nominating and Corporate Governance Committee and is a member of Spectrum’s Compensation Committee. Mr. Matthews’ extensive experience with the operations of various notable consumer products retailers led the Spectrum board of directors to conclude that he should be a member of the board of directors.

David M. Maura, age 45, has served as Executive Chairman of Spectrum’s board of directors, effective as of January 20, 2016, and Chief Executive Officer, effective as of April 25, 2018, and following the Effective Time will be the Executive Chairman of the HRG board of directors and Chief Executive Officer of HRG. Prior to such appointment, Mr. Maura served as Chairman of the Spectrum board of directors since July 2011 and served as interim Chairman of the Spectrum board of directors and as one of Spectrum’s directors since June 2010. Mr. Maura was a Managing Director and the Executive Vice President of Investments at HRG from October 2011 until November 2016, and has been a member of HRG’s board of directors since May 2011. Mr. Maura previously served as a Vice President and Director of Investments of Harbinger Capital Partners LLC from 2006 until 2012, where he was responsible for investments in consumer products, agriculture and retail sectors. Prior to joining Harbinger Capital in 2006, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital, Inc., where he focused on distressed debt and special situations, primarily in the consumer products and retail sectors. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co. Previously, Mr. Maura was a Vice President and Senior Analyst in the High Yield Group at Wachovia Securities, where he covered various consumer product, service, and retail companies. Mr. Maura began his career at ZPR Investment Management as a Financial Analyst. Mr. Maura currently serves (since October 2017) as Chairman, President and Chief Executive Officer of Mosaic Acquisition, a blank check company incorporated as a Cayman Islands exempted company, which was formed by an affiliate of Fortress Parent and Mr. Maura in 2017 as a special purpose acquisition vehicle. He was a member of the HRG board of directors until December 31, 2017. He previously has served on the boards of directors of Ferrous Resources, Ltd., Russell Hobbs, Inc., and Applica, Inc. Mr. Maura received a B.S. in Business Administration from Stetson University and is a CFA charterholder. Mr. Maura’s broad experience in M&A, the consumer products and retail sector, finance and investments, and his role in Spectrum’s strategy and growth since 2010, led the Spectrum board of directors to conclude that he should be a member of the board of directors.

Terry L. Polistina, age 54, has served as one of Spectrum’s directors since June 2010. Prior to that time, he had served as a director of SBI from August 2009 to June 2010. Mr. Polistina served as Spectrum’s President,

Small Appliances since June 2010 and became President – Global Appliances in October 2010 and left Spectrum in September 2013. Prior to that time, Mr. Polistina served as the CEO and President of Russell Hobbs. Mr. Polistina served as Chief Operating Officer at Applica, Inc. in 2006 to 2007 and Chief Financial Officer from 2001 to 2007, at which time Applica, Inc. combined with Russell Hobbs. Mr. Polistina also served as a Senior Vice President of Applica, Inc. since June 1998. Mr. Polistina is also a director of Entic, Inc. Mr. Polistina received an undergraduate degree in finance from the University of Florida and holds a Masters of Business Administration from the University of Miami. Mr. Polistina is the Chairman of Spectrum’s Audit Committee and is a member of the Compensation Committee. Mr. Polistina’s experience in senior management roles at several global consumer products companies and his financial expertise led the Spectrum board of directors to conclude that he should be a member of the board of directors.

Hugh R. Rovit, age 57, has served as one of Spectrum’s directors since June 2010. Prior to that time, he had served as a director of SBI from August 2009 to June 2010. Mr. Rovit is presently Chief Executive Officer of Ellery Homestyles, a leading supplier of branded and private label home fashion products to major retailers, offering curtains, bedding, throws and specialty products. Previously, Mr. Rovit served as Chief Executive Officer of Sure Fit Inc., a marketer and distributor of home furnishing products from 2006 through 2012, and was a Principal at a turnaround management firm Masson & Company from 2001 through 2005. Previously, Mr. Rovit held the positions of Chief Financial Officer of Best Manufacturing, Inc., a manufacturer and distributor of institutional service apparel and textiles, from 1998 through 2001 and Chief Financial Officer of Royce Hosiery Mills, Inc., a manufacturer and distributor of men’s and women’s hosiery, from 1991 through 1998. Mr. Rovit is a director of Xpress Retail and previously has served as a director of Nellson Nutraceuticals, Inc., Kid Brands Inc., Atkins Nutritional, Inc., Oneida, Ltd., Cosmetic Essence, Inc. and Twin Star International. Mr. Rovit received his Bachelor of Arts degree cum laude from Dartmouth College and has a Masters of Business Administration from the Harvard Business School. Mr. Rovit is a member of Spectrum’s Audit Committee. Mr. Rovit’s experience with the operations and management of various consumer products companies and his financial expertise led the Spectrum board of directors to conclude that he should be a member of the board of directors.

Joseph S. Steinberg, age 74, has served as one of Spectrum’s directors since February 2015. Since December 2014, Mr. Steinberg has served as the Chairman of the HRG board of directors, and since April 2017, he has served as HRG’s Chief Executive Officer. Mr. Steinberg is Chairman of the board of directors of Leucadia. He has served as a director of Leucadia since December 1978 and as President from January 1979 until March 2013, when he became the Chairman of the Leucadia board of directors. Mr. Steinberg has served as Chairman of the board of directors of HomeFed Corporation since 1999 and as a HomeFed director since 1998. Mr. Steinberg also serves on the board of directors of Crimson Wine Group, Ltd. Mr. Steinberg has served as a director of Jefferies Group, LLC since April 2008. Mr. Steinberg previously served as a director of Mueller Industries, Inc. from September 2011 to September 2012. Mr. Steinberg’s managerial and investing experience in a broad range of businesses led the Spectrum board of directors to conclude that he should be a member of the board of directors.

Officers of HRG after the Merger

At the Effective Time, the officers of Spectrum immediately prior to the Effective Time will become the officers of HRG (or if any such individual is unwilling or unable to so serve as an officer of HRG following the Effective Time, a replacement designated by Spectrum). The executive team of HRG following the Effective Time will be led by David M. Maura (Executive Chairman and Chief Executive Officer), Douglas L. Martin (Executive Vice President and Chief Financial Officer), Nathan E. Fagre (Senior Vice President, General Counsel and Secretary) and Stacey L. Neu (Senior Vice President of Human Resources).

Biographical information for those executive officers named above and not included under “—Board of Directors of HRG after the Merger” is incorporated by reference from Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as amended.

Interests of Spectrum’s Directors and Officers in the Merger

In considering the recommendation of the Spectrum board of directors regarding the Spectrum Proposals, Spectrum stockholders should be aware that certain of the directors and executive officers of Spectrum have interests in the Merger that may be different from, or in addition to, the interests of Spectrum’s stockholders generally, including, among other matters, as a result of their relationships with HRG or certain of HRG’s significant shareholders.

The members of the Spectrum Special Committee and the Spectrum board of directors were aware of these interests and considered them, among other matters, in their authorization, approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby and their recommendation that Spectrum’s stockholders vote for the Spectrum Proposals.

These interests are described in more detail below.

Ownership of HRG Common Stock

Messrs. Steinberg, Zargar and Maura beneficially own, as of the close of business on June 6, 2018, 27,068, 198,330, and 2,035,563 shares of HRG Common Stock, respectively, as further described below. See “Share Ownership of Certain Beneficial Owners and Management/Directors of HRG.” Messrs. Ambrecht and Rovit, as of June 6, 2018, own 15,000 and 1,000 shares of HRG Common Stock, respectively.

Roles at HRG After the Merger

The Merger Agreement provides that certain members of the Spectrum board of directors will serve as members of the HRG board of directors following the Merger, including Messrs. Ambrecht, Matthews, Maura (as Executive Chairman), Polistina, Rovit, Rouvé and Steinberg (however, due to Mr. Rouvé’s resignation from the Spectrum board of directors effective April 25, 2018, Mr. Rouvé will not become a member of the HRG board of directors following the Merger). Mr. Steinberg will be appointed to the HRG board of directors in satisfaction of an ongoing director nomination right of Leucadia. See “The Transaction Agreements—Post-Closing Governance,” “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement” and “Comparison of Stockholder Rights—Number and Election of Directors.”

Following the Effective Time, the officers of Spectrum immediately prior to the Effective Time will become the officers of HRG. The executive team of HRG following the Effective Time will be led by David Maura (Executive Chairman and Chief Executive Officer), Doug Martin (Executive Vice President and Chief Financial Officer), Nathan Fagre (Senior Vice President, General Counsel and Secretary) and Stacey Neu (Senior Vice President of Human Resources).

Current Relationships with or Roles at HRG or at Significant Shareholders of HRG

Mr. Steinberg is currently the Chairman of the HRG board of directors and the Chief Executive Officer of HRG and a member of the Spectrum board of directors. Mr. Steinberg is also the Chairman of the Leucadia board of directors, has in the past served as an officer of Leucadia, and has, and continues to hold, equity interests in Leucadia. Leucadia is a significant shareholder of HRG and, at the closing of the Merger is expected to beneficially own approximately 14% of outstanding shares of HRG Common Stock, and among other rights in connection with the Merger Agreement, the Merger and the transactions contemplated, Leucadia will have an ongoing director appointment right with respect to the HRG board of directors, the right to designate an independent director to the board of directors of HRG as of the Effective Time, and certain other rights under the Post-Closing Stockholder Agreement and Post-Closing Registration Rights Agreement. See “—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders,” “The Transaction Agreements—Post-Closing Governance,” “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement,” “The Transaction Agreements—Description of the Post-Closing Registration Rights Agreement” and “Comparison of Stockholder Rights—Number and Election of Directors.”

Mr. Zargar is currently Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary of HRG.

Mr. Maura is a former employee of HRG and served on the HRG board of directors from May 2011 until December 31, 2017. Mr. Maura is also the Chairman, President and Chief Executive Officer of Mosaic Acquisition, a blank check company incorporated as a Cayman Islands exempted company, which was formed by an affiliate of Fortress Parent and Mr. Maura in 2017 as a special purpose acquisition investment vehicle. Fortress is a significant shareholder of HRG and, at the closing of the Merger is expected to beneficially own approximately 10% of outstanding shares of HRG Common Stock, and in connection with the Merger Agreement, the Merger and the transactions contemplated, Fortress will have have certain rights as a shareholder of HRG further described in “—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders.”

Compensation from HRG in Connection with the Merger

Each of Messrs. Steinberg, Zargar and Maura, including in the case of of Mr. Maura in connection with his prior service as an executive officer and director of HRG, will be entitled to receive certain compensation and/or benefits from HRG in connection with the Merger as further described below. See “—Interests of HRG’s Directors and Officers in the Merger.”

Spectrum Special Committee Compensation

In consideration of the expected time and effort that would be required of the members of the Spectrum Special Committee in evaluating the proposed Merger, including negotiating the terms and conditions of the Merger Agreement, the compensation committee of the Spectrum board of directors determined that the Chairman of the Spectrum Special Committee would receive a retainer of $26,000 per month and that each other member of the Spectrum Special Committee would receive a retainer of $20,000 per month for the duration of their service on the Spectrum Special Committee. The compensation was approved by the Spectrum board of directors and was not, and is not, contingent upon the approval of the Spectrum Merger Proposal and completion of the Merger and the transactions contemplated or any other transaction involving Spectrum and HRG. No other meeting fees or other compensation (other than reimbursement for out-of-pocket expenses in connection with their service on the Spectrum Special Committee) will be paid to the members of the Spectrum Special Committee in connection with their service on the Spectrum Special Committee.

Treatment of Outstanding Spectrum Equity Awards

By virtue of the First Merger and at the Effective Time, (i) each Spectrum Restricted Stock Award that is outstanding as of immediately prior to the Effective Time will be assumed by HRG and will be automatically converted into a New HRG Restricted Stock Award equal to the number of shares of Spectrum Common Stock subject to such Spectrum Restricted Stock Award as of immediately prior to the Effective Time; (ii) each vested and unvested Spectrum RSU Award that is outstanding as of immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted into a New HRG RSU Award equal to the number of shares of Spectrum Common Stock subject to such Spectrum RSU Award as of immediately prior to the Effective Time; and (iii) each vested and unvested Spectrum PSU Award that is outstanding as of immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted into a New HRG PSU Award equal the number of shares of Spectrum Common Stock subject to such Spectrum PSU Award as of immediately prior to the Effective Time (subject to such adjustment as may be determined by the board of directors of Spectrum or any applicable committee thereof in its discretion). Each New HRG Restricted Stock Award, New HRG RSU Award and New HRG PSU Award will continue to have the same terms and conditions, including with respect to vesting, as the Spectrum Restricted Stock Award, Spectrum RSU Award and Spectrum PSU Award to which they relate.

In addition, and as further discussed below in the section entitled “—Interests of HRG’s Directors and Officers in the Merger,” beginning on page 144, all outstanding Spectrum equity awards held by Ehsan Zargar,

Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary of HRG will accelerate and vest immediately upon the Effective Time.

Indemnification of Directors and Officers

Spectrum is organized under the laws of the State of Delaware. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Spectrum Certificate of Incorporation and the Spectrum bylaws contain indemnification provisions that provide that Spectrum will indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of Spectrum or, while a director or officer of Spectrum, is or was serving at Spectrum’s request as a director, officer, employee, or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection therewith.

The Spectrum Certificate of Incorporation also provides that, to the fullest extent permitted under the DGCL, none of Spectrum’s directors will be personally liable to Spectrum or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision is known as an exculpation provision. This exculpation provision is limited by Section 102(b)(7) of the DGCL, which prohibits the elimination or limitation of the personal liability of a director:

•	for any breach of the director’s duty of loyalty to Spectrum or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

In addition, each of the Spectrum Certificate of Incorporation and the Spectrum bylaws also provide that Spectrum will pay the expenses incurred by such person in defending any such proceeding in advance of its final disposition, to the extent not prohibited by applicable law and, to the extent required by applicable law, Spectrum receives an undertaking to repay such amount advanced if it is ultimately determined that such person is not entitled to be indemnified. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of the Spectrum Certificate of Incorporation the Spectrum Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

The Merger Agreement provides that all rights to indemnification and exculpation existing in favor of the current or former directors or officers of Spectrum as provided in the Spectrum Certificate of Incorporation, the Spectrum Bylaws or in any contract to which Spectrum is a party as in effect on the date of the Merger Agreement will be assumed by the surviving corporation in the Merger and will continue in full force and effect following the Effective Time. The Merger Agreement also provides that the organizational documents of the surviving corporation in the Merger, for a period of six years after the Effective Time, must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Spectrum as of the date of the Merger Agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of Spectrum.

In addition, the Merger Agreement provides that, unless Spectrum shall have purchased a “tail” policy prior to the Effective Time as provided below, for a period of six years after the Effective Time, Spectrum shall cause to be maintained in effect for the benefit of its current or former directors or officers an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Spectrum that provides coverage for acts or omissions occurring prior to the Effective Time covering each such person currently covered by the officers’ and directors’ liability insurance policy of Spectrum on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement. However, the premium for such tail policy may not exceed 300% of the annual premium paid by Spectrum for its directors’ and officers’ insurance coverage existing as of the date of the Merger Agreement. If the premium for such tail policy would exceed such maximum premium, Spectrum will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

Interests of HRG’s Directors and Officers in the Merger

In considering the recommendation of the HRG board of directors with respect to the Merger, you should be aware that executive officers and non-employee directors of HRG have certain interests in the Merger that may be different from, or in addition to, the interests of HRG stockholders generally, including as a result of their relationships with Leucadia or Fortress.

The members of the HRG board of directors were aware of these interests during their deliberations on the merits of the Merger and in deciding to recommend that HRG stockholders vote for the HRG Proposals.

These interests include the following:

Appointment of Directors

Mr. Steinberg will be appointed to the HRG board of directors in satisfaction of an ongoing director nomination right of Leucadia, and Leucadia will additionally designate an independent director to the HRG board of directors, as discussed under “The Transaction Agreements—Post-Closing Governance,” “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement” and “Comparison of Stockholder Rights—Number and Election of Directors.”

Indemnification of Directors and Officers

HRG is organized under the laws of the State of Delaware. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The bylaws of HRG (the “HRG Bylaws”) provide that present or former directors of HRG will be indemnified and advanced expenses by HRG to the fullest extent permitted by the DGCL or any other applicable law. HRG may, by action of the board of directors, provide indemnification and advance expenses to officers, employees and agents (other than directors) of HRG, to directors, officers, employees or agents of a subsidiary, and to each person serving as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at the request of HRG, with the same scope and effect as the foregoing indemnification of directors of HRG. HRG is required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the HRG Bylaws or otherwise by HRG. HRG may enter into one or more agreements with any person which provide for indemnification or advancement of expenses greater or different than the foregoing. The HRG Charter also limits the personal liability of HRG directors to the fullest extent permitted by the DGCL.

The Merger Agreement provides that all rights to indemnification and exculpation existing in favor of the current or former directors or officers of HRG as provided in the HRG Charter, the HRG Bylaws or in any contract to which HRG is a party as in effect on the date of the Merger Agreement will be assumed by the surviving corporation in the Merger and will continue in full force and effect following the Effective Time. The Merger Agreement also provides that the organizational documents of the surviving corporation in the Merger, for a period of six years after the Effective Time, must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of HRG as of the date of the Merger Agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of HRG.

In addition, the Merger Agreement provides that, unless HRG shall have purchased a “tail” policy prior to the Effective Time as provided below, for a period of six years after the Effective Time, HRG shall cause to be maintained in effect for the benefit of its current or former directors or officers an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for HRG that provides coverage for acts or omissions occurring prior to the Effective Time covering each such person currently covered by the officers’ and directors’ liability insurance policy of HRG on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement. However, the premium for such tail policy may not exceed 300% of the annual premium paid by HRG for its directors’ and officers’ insurance coverage existing as of the date of the Merger Agreement. If the premium for such tail policy would exceed such maximum premium, HRG will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

Equity Awards

Non-Employee Directors

Certain non-employee directors hold HRG restricted stock awards. Pursuant to the Merger Agreement, immediately prior to the Reverse Split, each HRG restricted stock award, including the awards held by the non-employee directors, will become fully vested, and the shares will be treated as shares of HRG Common Stock for purposes of the Reverse Split and the Merger.

Assuming that the Merger had closed on June 6, 2018, the estimated values of the accelerated vesting of the non-employee directors’ restricted stock awards (4,747 restricted shares) for each of Messrs. Ianna, Luterman, Steinberg, Whittaker and Glovier is $76,142. The values were calculated, in accordance with the applicable rules under Regulation S-K under the Exchange Act, assuming a price per share of HRG Common Stock of $16.04, which equals the average closing price of a share over the five-business-day period following the first public announcement of the Merger, and include the value of dividends accrued on such awards as of June 6, 2018.

Executive Officers

Joseph Steinberg, Chief Executive Officer and Chairman of the Board, does not hold equity awards granted in respect of his services as an officer of HRG; however, he holds an award of 4,747 shares of restricted stock granted in respect of his services as a director of HRG. As with the HRG restricted stock awards held by non-employee directors, immediately prior to the Reverse Split, Mr. Steinberg’s award will become fully vested, and the shares will be treated as shares of HRG common stock for purposes of the Reverse Split and the Merger.

Ehsan Zargar, Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary, holds only vested HRG equity awards in the form of options to purchase an aggregate of 55,609 shares of HRG Common Stock, with a weighted average exercise price of $12.65 per share. Mr. Zargar also holds 2,171 restricted stock units related to Spectrum common stock granted in connection with his service on the Spectrum Board of Directors. The vesting of the restricted stock units will accelerate on the closing date of the Merger pursuant to the terms of the Merger Agreement.

George Nicholson, SVP, Chief Accounting Officer and Chief Financial Officer, does not hold any HRG equity awards.

Omar Asali, former President and Chief Executive Officer, does not hold any unvested HRG equity awards.

David Maura, former EVP of Investments and Managing Director, does not hold any unvested HRG equity awards. However, he holds options to purchase an aggregate of 256,938 shares of HRG common stock with an exercise price of $15.39 per share that, although no longer subject to a service-based vesting requirement, are not scheduled to become fully exercisable until December 2019. The exercisability of these options will fully accelerate as of ten days prior to the closing date of the Merger in accordance with the terms of the Merger Agreement.

For information regarding the treatment of HRG equity awards in the Merger, see “The Transaction Agreements—Description of the Merger Agreement—Treatment of HRG Equity Awards” beginning on page 160.

Severance and Retention Payments

Under his retention and severance agreement, Mr. Zargar is entitled to specified retention payments, with $2,000,000 payable on June 30, 2018 and $2,000,000 payable on October 1, 2018. In accordance with the terms of the agreement, any unpaid portion of these retention amounts will become payable on the closing date of the Merger. In addition, on termination of Mr. Zargar’s employment by HRG without “Cause” or by him for “Good Reason” (as those terms are defined in the agreement), he will receive (in addition to any unpaid portion of the retention amounts), reimbursement of the employer portion of the premium for the cost of health insurance continuation coverage for 12 months (or until he obtains individual or family coverage through another employer, if earlier). These payments are subject to Mr. Zargar’s execution of a release of claims, and are in lieu of any severance or bonus payments to which he would otherwise be entitled under his employment agreement.

Under his retention and severance agreement, Mr. Nicholson is entitled to a retention payment of $325,000 and a bonus of $425,000 on the earliest of (i) November 30, 2018, (ii) the date HRG files its Annual Report on Form 10-K for the fiscal year ending September 30, 2018 and (iii) an earlier date selected by HRG. In addition, on termination of Mr. Nicholson’s employment by HRG without “Cause” or by him for “Good Reason” (as those terms are defined in the agreement), he will receive (in addition to any unpaid portion of these retention amounts), reimbursement of the employer portion of the premium for the cost of health insurance continuation coverage for 12 months (or until he obtains individual or family coverage through another employer, if earlier). These payments are subject to Mr. Nicholson’s execution of a release of claims and are in lieu of any severance or bonus payments to which he would otherwise be entitled under his employment agreement.

Under his separation agreement, Mr. Maura has a vested right to a bonus of $1,815,080 payable in a lump sum on November 1, 2018. Pursuant to the terms of the Merger Agreement, HRG may accelerate the payment of the bonus to the closing date of the Merger.

Pursuant to the Merger Agreement, HRG is authorized to establish a severance, retention or bonus program that provides for cash payments to employees and directors of HRG and its subsidiaries in an aggregate amount not to exceed $2,000,000. As of the date of this filing, no such awards have been granted.

Golden Parachute Compensation

The table below sets forth for each HRG named executive officer estimates of the amounts of compensation that are based on or otherwise relate to the Merger and that will or may become payable to the named executive officer either immediately on the closing date of the Merger (i.e., on a “single trigger” basis) or on a qualifying termination of employment on or following the closing date (i.e., on a “double trigger” basis).

The estimates in the table assume that the Merger had become effective on June 6, 2018 and that, in the case of each of Messrs. Zargar and Nicholson, his employment had been terminated immediately thereafter by HRG without “Cause” or by him for “Good Reason” (as those terms are defined in his retention and severance agreement).

Golden Parachute Compensation

	Cash ($)		Equity ($)		Perquisites/ Benefits ($)		Total ($)
Joseph S. Steinberg, Chief Executive Officer and Chairman of the Board(1)	0		76,142	(1)	0		76,142
Ehsan Zargar, Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary	4,000,000	(2)	217,751	(3)	17,838	(4)	4,235,589
George C. Nicholson, SVP, Chief Accounting Officer and Chief Financial Officer	750,000	(5)	0		31,490	(6)	781,490
Omar M. Asali, Former President and Chief Executive Officer	0		0		0		0
David M. Maura, Former EVP of Investments and Managing Director	0	(7)	0	(8)	0		0

(1)	Reflects the award of restricted shares of HRG Common Stock that Mr. Steinberg was granted in respect of his services as a director of HRG the vesting of which would accelerate on a “single trigger” basis on the closing date of the Merger. The amount was calculated, in accordance with the applicable rules under Regulation S-K under the Exchange Act, assuming a price per share of HRG Common Stock of $16.04, which equals the average closing price of a share over the five-business-day period following the first public announcement of the Merger, and includes the value of dividends accrued on the award as of June 6, 2018. Mr. Steinberg does not receive compensation from HRG in his capacity as the Chief Executive Officer of HRG.
(2)	Reflects the retention payments under Mr. Zargar’s retention and severance agreement the payment of which would accelerate on a “single trigger” basis on the closing date of the Merger.
(3)	Reflects the 2,171 restricted stock units related to Spectrum Common Stock granted to Mr. Zargar in connection with his service on the Spectrum Board of Directors the vesting of which would accelerate on a “single trigger” basis on the closing date of the Merger pursuant to the terms of the Merger Agreement. The amount was calculated, in accordance with the applicable rules under Regulation S-K under the Exchange Act, assuming a price per share of Spectrum Common Stock of $100.30, which equals the average closing price of a share over the five-business-day period following the first public announcement of the Merger.
(4)	Reflects the reimbursement of the employer portion of the premium for the cost of health insurance continuation coverage for 12 months payable under Mr. Zargar’s retention and severance agreement on a “double trigger” basis upon a termination of his employment by HRG without “Cause” or by him for “Good Reason.”
(5)	Reflects the retention payment of $325,000 and the bonus of $425,000 payable under Mr. Nicholson’s retention and severance agreement on a “double trigger” basis on termination of his employment by HRG without “Cause” or by him for “Good Reason.”
(6)	Reflects the reimbursement of the employer portion of the premium for the cost of health insurance continuation coverage for 12 months payable under Mr. Nicholson’s retention and severance agreement on a “double trigger” basis upon a termination of his employment by HRG without “Cause” or by him for “Good Reason.”
(7)	Under his separation agreement, Mr. Maura is entitled to a bonus of $1,815,080 payable in a lump sum on November 1, 2018. Pursuant to the terms of the Merger Agreement, HRG may accelerate the payment of the bonus to the closing date of the Merger. Because the bonus is already vested, it is not reflected in the table.

(8)	Mr. Maura holds options to purchase an aggregate of 256,938 shares of HRG Common Stock at an exercise price of $15.39 per share that, although no longer subject to a service-based vesting requirement, are not yet exercisable. These options will become fully exercisable as of ten days prior to the closing date of the Merger in accordance with the terms of the Merger Agreement. Because the options are no longer subject to a service-based vesting requirement, they are not reflected in the table.

Rights of Certain Stockholders

Fortress is party to the Fortress Voting Agreement, which requires HRG to enter into the Post-Closing Registration Rights Agreement, and includes share repurchase restrictions applicable to HRG, and which is discussed under “The Transaction Agreements—Description of the Voting Agreements—Fortress Voting Agreement.” Leucadia is party to the Leucadia Voting Agreement, which requires HRG to enter into the Post-Closing Registration Rights Agreement and which is discussed under “The Transaction Agreements—Description of the Voting Agreements—Leucadia Voting Agreement.” The Post-Closing Stockholder Agreement additionally includes share repurchase restrictions applicable to HRG, which are discussed under “The Transaction Agreements—Description of the Post-Closing Stockholder Agreement.”

Fortress and Leucadia will be party to the Post-Closing Registration Rights Agreement, which will entitle Fortress and Leucadia to certain registration rights with respect to HRG, and which is discussed under “The Transaction Agreements—Description of the Post-Closing Registration Rights Agreement.” The Post-Closing Registration Rights Agreement replaces and supersedes an existing registration rights agreement, dated as of May 12, 2011, which grants certain rights to Fortress and Leucadia as a holder of registrable securities of HRG.

Fortress is the sole holder of HRG Series A Preferred Stock, which grants its holder a consent right to certain HRG corporate actions. As discussed under “The Transaction Agreements—Description of the Voting Agreements—Fortress Voting Agreement,” Fortress has agreed in the Fortress Voting Agreement to exercise its consent in favor of the HRG Share Issuance and the HRG Charter Amendment in each case subject to the terms and conditions set forth therein. As a result of the HRG Charter Amendment, the HRG Series A Preferred Stock will automatically be cancelled without any action by the holder thereof, as discussed under “The Transaction Agreements—Description of the Merger Agreement—Structure of the Transaction.”

Fortress and Leucadia will each hold more than 4.9% of Corporation Securities (as defined in the Amended HRG Charter) following the Reverse Stock Split and the Merger, but other stockholders will be unable to obtain similar ownership levels due to transfer restrictions in the Amended HRG Charter. Certain distributions by Fortress or Leucadia are carved out from the transfer restrictions in the Amended HRG Charter, which are discussed under “Comparison of Stockholder Rights.” Certain amendments to the Amended HRG Charter affecting the rights of holders of shares of HRG Common Stock held by Fortress and its affiliates or Leucadia and its affiliates will require the vote, respectively, of 50% of such shares, which is discussed under “Comparison of Stockholder Rights—Charter Amendments.” The Letter Agreement, which is discussed under “The Transaction Agreements—Description of Letter Agreement,” permits, on a one-time basis and subject to certain conditions, Fortress and Leucadia to reallocate, as between Fortress and Leucadia, certain thresholds applicable to Fortress and Leucadia which partially exempt them from the Amended HRG Charter’s transfer restrictions in the Amended HRG Charter.

The HRG board of directors granted a preapproval to the members of the Fund Families with respect to the Amended HRG Charter’s ownership and transfer restrictions by determining that each of them will not be deemed to be a “Substantial Holder” (as defined in the Amended HRG Charter) with respect to the Amended HRG Charter’s transfer restrictions. Each of the Fund Families represented to HRG that no individual member of such Fund Family is a “5-percent shareholder” of HRG within the meaning of Section 382 of the Code, a “first tier entity” of HRG within the meaning of United States Treasury Regulations Section 1.382- 2T(f)(i) or a “higher tier entity” of HRG within the meaning of United States Treasury Regulations Section 1.382-2T(f)(14), and agreed that no individual member of such Fund Family economically owns or will economically own, directly or indirectly, HRG Common Stock in excess of 4% of the shares of HRG Common Stock then outstanding. Based on these representations and agreements, the HRG board of directors determined that granting the preapprovals would not substantially impair the current ability of HRG to utilize certain of its (and its subsidiaries’) net operating loss and capital loss carryforwards. The HRG board of directors’ determination to grant the preapprovals was conditioned upon the accuracy of the foregoing representations and agreements, among others, and if any of such representations and agreements are or become untrue with respect to a Fund Family, the HRG board of directors may immediately terminate the applicable preapprovals.

Material Agreements Between the Parties

In addition to the Merger Agreement, the other agreements relating to the Merger and the transactions contemplated thereby, certain relationships have existed and will continue to exist among Spectrum, HRG and their respective affiliates, which are described in Item 13, “Certain Relationships and Related Transactions and Director Independence” in Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 16, 2017 and amended on November 17, 2017 and January 23, 2018 and Item 13, “Certain Relationships and Related Transactions and Director Independence” in HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 20, 2017 and Note 19, Related Party Transactions, to the consolidated financial statements included therewith, each of which is incorporated by reference in this joint proxy statement/prospectus. The following updates the descriptions of agreements described therein that will terminate as of the Effective Time.

Stockholder Agreement

Spectrum and HRG are parties to the Existing Stockholder Agreement, which provides certain rights and imposes certain obligations on HRG. The existing stockholder agreement includes provisions to, among other things, (i) allow HRG to nominate a certain number of directors of the Spectrum board of directors as long as HRG and its affiliates beneficially own 40% or more of the outstanding Spectrum Common Stock, (ii) prevent the Spectrum Certificate of Incorporation or Spectrum Bylaws from being amended in a manner inconsistent with the provisions of the Existing Stockholder Agreement, (iii) prevent HRG from transferring equity to any person that would result in such person owning 40% or more of the Spectrum Common Stock, and (iv) grant HRG certain access and information rights with respect to Spectrum. The Spectrum board of directors currently consists of seven directors (giving effect to Andreas Rouvé’s resignation as Spectrum’s Chief Executive Officer and as a member of the Spectrum board of directors on April 25, 2018), including two directors affiliated with HRG. The Existing Stockholder Agreement will terminate as of the Effective Time.

Registration Rights Agreement

Spectrum and HRG are parties to the existing registration rights agreement pursuant to which HRG has, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to its shares of the Spectrum Common Stock. The existing registration rights agreement will terminate as of the Effective Time.

Accounting Treatment

The Merger will be accounted for as an acquisition of a non-controlling interest under ASC 810-10. In accounting for the Merger, HRG will apply its historical accounting policies and recognize the assets and liabilities of Spectrum at their respective historical values as of the closing date of the Merger.

Listing of Shares of HRG Common Stock

Pursuant to the Merger Agreement, HRG has agreed to use its reasonable best efforts to cause the shares of HRG Common Stock to be issued to Spectrum stockholders in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. It is expected that, following the Merger, the shares of HRG Common Stock will be listed on the NYSE and trade under the symbol “SPB.”

Delisting and Deregistration of Shares of Spectrum Common Stock

Following the Merger, the Spectrum Common Stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Litigation Relating to the Merger

On January 17, 2018, Spectrum received a demand letter from counsel for a purported Spectrum stockholder pursuant to Section 220 of the DGCL seeking inspection of Spectrum’s books and records. After negotiation with counsel for this purported stockholder, and pursuant to an agreement governing the confidentiality of any produced documents, Spectrum agreed to produce certain books and records in connection with the proposed Merger between Spectrum and HRG.

Rights Agreements

The Spectrum board of directors declared a dividend of one Spectrum Right, payable on March 8, 2018, for each share of Spectrum Common Stock outstanding on the Spectrum Rights Dividend Record Date to the stockholders of record on that date. In connection with the distribution of the Rights, Spectrum entered into the Spectrum Rights Agreement with Computershare Trust Company, N.A., as rights agent. The Spectrum Rights Agreement is intended to protect Spectrum stockholder interests in connection with the Merger by preserving the value of HRG’s substantial net operating and capital loss carryforwards. Each Spectrum Right entitles the registered holder to purchase from Spectrum one one-thousandth of a Series R Preferred Share at a price of $462.00 per one one-thousandth of a Series R Preferred Share represented by a Spectrum Right, subject to adjustment. The Spectrum Rights will expire on the earlier of (i) close of business on the one-year anniversary of the date of the Spectrum Rights Agreement and (ii) immediately prior to the Effective Time. The Spectrum Rights Agreement may also be terminated, or the Spectrum Rights may be redeemed, prior to the scheduled expiration of the Spectrum Rights Agreement under certain other circumstances.

On April 26, 2018, the Spectrum board of directors granted an exemption to members of one of the Fund Families, determining that each such member shall be deemed to be an “Exempt Person” (as defined in the Spectrum Rights Agreement). Such Fund Family represented to Spectrum that no individual member of such Fund Family is a “5-percent shareholder” of Spectrum within the meaning of Section 382 of the Code, a “first tier entity” of Spectrum within the meaning of United States Treasury Regulations Section 1.382-2T(f)(i) or a “higher tier entity” of Spectrum within the meaning of United States Treasury Regulations Section 1.382-2T(f)(14), and agreed that no individual member of such Fund Family economically owns or will economically own, directly or indirectly, Spectrum Common Stock in excess of 4% of the shares of Spectrum Common Stock then outstanding. The Spectrum board of directors’ determination to grant the exemptions was conditioned upon the accuracy of the foregoing representations and agreements, among others, and if any of such representations and agreements are or become untrue, the Spectrum board of directors may immediately terminate the exemptions.

On February 24, 2018, the HRG board of directors declared a dividend of one HRG Right, payable on March 8, 2018, for each outstanding share of HRG Common Stock outstanding on the HRG Rights Dividend Record Date to the stockholders of record on that date. Each HRG Right entitles the registered holder to purchase from HRG one one-thousandth of a Series B Preferred Share at a price of $71.55 per one one-thousandth of a Series B Preferred Share represented by an HRG Right, subject to adjustment. The HRG Rights will expire on the earlier of (i) the close of business on the one-year anniversary date of the date of the HRG Rights Agreement and (ii) the close of business on the date which is 60 days following the termination of the Merger Agreement in accordance with its terms. The HRG Rights Agreement may also be terminated, or the HRG Rights may be redeemed, prior to the scheduled expiration of the HRG Rights Agreement under certain other circumstances. The description and terms of the HRG Rights are set forth in the HRG Rights Agreement.

The HRG Rights Agreement is intended to, among other things, discourage an “ownership change” within the meaning of Section 382 of the Code and thereby preserve the current ability of HRG to utilize certain net operating loss carryovers and other tax benefits of HRG and its subsidiaries.

On May 2, 2018, the HRG board of directors granted exemptions to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement). Each of the Fund Families represented to HRG that no individual member of such Fund Family is a “5-percent shareholder” of HRG within the meaning of Section 382 of the Code, a “first tier entity” of HRG within the meaning of United States Treasury Regulations Section 1.382- 2T(f)(i) or a “higher tier entity” of HRG within the meaning of United States Treasury Regulations Section 1.382-2T(f)(14), and agreed that no individual member of such Fund Family economically owns or will economically own, directly or indirectly, HRG Common Stock in excess of 4% of the shares of HRG Common Stock then outstanding. Based on these representations and agreements by the Fund Families, the HRG board of directors determined that granting the exemptions would not substantially impair the current ability of HRG to utilize certain of its (and its subsidiaries’) net operating loss and capital loss carryforwards. The HRG board of directors’ determination to grant the exemptions was conditioned upon the foregoing representations and agreements, among others, and if any of such representations and agreements are or become untrue with respect to a Fund Family, the HRG board of directors may immediately terminate the applicable exemptions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of (i) the HRG Reverse Stock Split to U.S. Holders (as defined below) of HRG Common Stock and (ii) the Merger to U.S. Holders of Spectrum Common Stock that exchange their Spectrum Common Stock for HRG Common Stock in the Merger. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of this discussion. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will agree with our statements and conclusions. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion applies only to U.S. Holders of HRG Common Stock or Spectrum Common Stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders of HRG Common Stock or Spectrum Common Stock in light of their particular circumstances and does not apply to U.S. Holders of HRG Common Stock or Spectrum Common Stock subject to special treatment under the U.S. federal income tax laws (such as, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax, holders who acquired HRG Common Stock or Spectrum Common Stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own 5% or more of the outstanding stock of HRG or Spectrum, persons that are not U.S. Holders, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold HRG Common Stock or Spectrum Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates). This discussion also does not apply to any holder of Spectrum Common Stock who is not issued shares of HRG Common Stock in the Merger because such shares of HRG Common Stock would be Excess Merger Shares.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of HRG Common Stock or Spectrum Common Stock, as applicable, that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds HRG Common Stock or Spectrum Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds shares of HRG Common Stock or shares of Spectrum Common Stock and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Reverse Stock Split and the Merger to them.

ALL HOLDERS OF HRG COMMON STOCK OR SPECTRUM COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of Shares of HRG Common Stock

Assuming the Reverse Stock Split is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein (including those set forth in “Material U.S. Federal Income Tax Consequences” above) and in the federal income tax opinion filed herewith, the following discussion of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders of HRG Common Stock, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinion of Davis Polk, tax counsel to HRG. A U.S. Holder of HRG Common Stock will not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional HRG share, as discussed below. A U.S. Holder’s aggregate tax basis in the HRG Common Stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the HRG Common Stock surrendered (excluding any portion of such basis that is allocated to a fractional HRG share), and such U.S. Holder’s holding period in the HRG Common Stock received will include the holding period in the HRG Common Stock surrendered. U.S. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the HRG Common Stock surrendered to the HRG Common Stock received pursuant to the Reverse Stock Split. U.S. Holders of HRG Common Stock acquired at different times or at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such surrendered shares to the shares received pursuant to the Reverse Stock Split.

Cash in Lieu of Fractional Shares

A U.S. Holder of HRG Common Stock that receives cash in lieu of a fractional HRG share pursuant to the Reverse Stock Split will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the HRG Common Stock surrendered that is allocated to such fractional HRG share. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such HRG Common Stock surrendered exceeded one year at the effective time of the Reverse Stock Split. For U.S. Holders that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder of HRG Common Stock may be subject to information reporting and backup withholding on cash paid in lieu of a fractional share in connection with the Reverse Stock Split. A U.S. Holder of HRG Common Stock will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of HRG Common Stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Shares of Spectrum Common Stock

HRG and Spectrum intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to both parties’ obligations to complete the Merger that either Spectrum or HRG (or both) receive an opinion from a nationally recognized tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions, representations and warranties from HRG, Spectrum and Merger Sub, as well as certain covenants by HRG, Spectrum and Merger Sub. If any of these assumptions, representations or warranties is incorrect, incomplete or inaccurate, or if any of the covenants is violated, the validity of the opinion described above may be affected and the U.S. federal income tax consequences of the Merger could differ from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither HRG nor Spectrum intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. If the IRS were to successfully challenge the “reorganization” status of the Merger, the tax consequences would differ from those described in this joint proxy statement/prospectus.

Assuming the Merger is completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, it is the opinion of Kirkland that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Based solely on the information, and subject to the assumptions, qualifications and limitations set forth herein (including those set forth in “Material U.S. Federal Income Tax Consequences” above) and in the federal income tax opinion filed herewith, this discussion of the material U.S. federal income tax consequences of the Merger to U.S. Holders of shares of Spectrum Common Stock, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinion of Kirkland, tax counsel to Spectrum. The material U.S. federal income tax consequences of the Merger to U.S. Holders of Spectrum Common Stock will be as follows:

•	a U.S. Holder of Spectrum Common Stock will not recognize any gain or loss upon the exchange of Spectrum Common Stock for HRG Common Stock in the Merger;

•	a U.S. Holder of Spectrum Common Stock will have a tax basis in the HRG Common Stock received in the Merger equal to the tax basis of the Spectrum Common Stock surrendered in exchange therefor;

•	a U.S. Holder of Spectrum Common Stock will have a holding period for the HRG Common Stock received in the Merger that includes its holding period for its Spectrum Common Stock surrendered in exchange therefor; and

•	if a U.S. Holder of Spectrum Common Stock acquired different blocks of Spectrum Common Stock at different times or at different prices, the HRG Common Stock received in the Merger will be allocated pro rata to each block of Spectrum Common Stock, and the basis and holding period of such HRG Common Stock will be determined on a block-for-block basis depending on the basis and holding period of each block of Spectrum Common Stock exchanged for such HRG Common Stock.

THE TRANSACTION AGREEMENTS

Description of the Merger Agreement

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus, as amended by Amendment No. 1 attached as Annex B to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Spectrum, HRG or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by HRG, Spectrum and Merger Sub only for the purposes of the Merger Agreement and are qualified and subject to certain limitations and exceptions agreed to by HRG, Spectrum and Merger Sub in connection with negotiating the terms of the Merger Agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which were made as of the date of the Merger Agreement and do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of HRG, Spectrum or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

For the purposes of the Merger Agreement, unless otherwise explicitly stated, (i) Spectrum and its subsidiaries are not treated as affiliates of HRG and its subsidiaries (and vice versa) and (ii) Spectrum and its subsidiaries are not treated as subsidiaries of HRG.

Structure of the Transaction

The Merger will be implemented through several steps that will occur in immediate succession.

The HRG Charter will be amended and restated (the effective time of the HRG Charter Amendment the “Charter Amendment Effective Time”). As a result of the HRG Charter Amendment, among other things, the corporate name of HRG will, at or as soon as practicable following the Effective Time, change to “Spectrum Brands Holdings, Inc.,” the share of HRG Series A Preferred Stock will automatically be cancelled without any action by the holder thereof and each issued and outstanding share of HRG Common Stock will, by means of the Reverse Stock Split, be combined into a fraction of a share of HRG Common Stock equal to (i) (a) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries as of immediately prior to the Effective

Time, minus (b) (1) the sum of (x) HRG’s net indebtedness as of closing and certain transaction expenses of HRG that are unpaid as of closing, minus (y) $200,000,000, divided by (2) the volume-weighted average price of a share of Spectrum Common Stock for the 20-day trading period starting with the opening of trading on the 21st trading day prior to the closing date of the Merger, divided by (ii) as of immediately prior to the Reverse Stock Split, the sum of (without duplication) (a) the aggregate number of issued and outstanding shares of HRG Common Stock, (b) (1) the aggregate number of shares of HRG Common Stock subject to then-unexercised HRG stock options and warrants, minus (2) the number of shares of HRG Common Stock having a then-aggregate value equal to the aggregate exercise price of such unexercised HRG stock options and warrants, and (c) the number of shares of HRG Common Stock subject to HRG restricted stock awards, vested in full in accordance with terms of the Merger Agreement. To review the Amended HRG Charter in greater detail, see the “Form of Certificate of Incorporation of HRG Group, Inc.,” which is filed as Exhibit 3.1 to this registration statement and “Comparison of Stockholder Rights.”

Immediately after the Reverse Split Time, Merger Sub 1 will merge with and into Spectrum, with Spectrum surviving as a wholly owned subsidiary of HRG. Immediately following the Effective Time, if the Second Merger Opt-Out Condition has not occurred, the surviving corporation in the First Merger will merge with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of HRG. In the Merger, each share of Spectrum Common Stock issued and outstanding immediately prior to the Effective Time will be converted, subject to certain exceptions, into the right to receive one share of HRG Common Stock. See “—Tax Matters” for the definition of Second Merger Opt-Out Condition.

Immediately upon consummation of the Merger, pre-closing Spectrum stockholders and pre-closing HRG stockholders are expected to own approximately 39% and 61%, respectively, of the outstanding shares of HRG Common Stock, and a total of approximately 53,613,184 shares of HRG Common Stock are expected to be outstanding. Such ownership percentages and share amount assume (i) the 20-trading-day volume-weighted average share price and outstanding shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and shares of HRG Common Stock outstanding were to be determined as of June 6, 2018, the latest practicable date before the filing of the joint proxy statement/prospectus, (ii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iii) a $200.0 million upward adjustment contemplated by the Merger Agreement. Spectrum Common Stock currently trades on the NYSE under the symbol “SPB,” and HRG Common Stock currently trades on the NYSE under the symbol “HRG.” Following the consummation of the Merger, Spectrum Common Stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded, and HRG Common Stock will be listed on the NYSE and expected to trade under the current Spectrum symbol “SPB.”

Completion and Effectiveness of the Merger

Unless another date and time are agreed to by HRG and Spectrum, the completion of the Merger will occur on the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the First Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the time of completion) described under “—Conditions to Completion of the Merger.”

The First Merger will be completed and become effective at such time as the certificate of merger with respect to the First Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as agreed to by Spectrum and HRG and specified in the certificate of merger with respect to the First Merger) but in any event after the effectiveness of the HRG Charter Amendment.

Immediately following the Effective Time, but only if the Second Merger Opt-Out Condition has not occurred, the Second Merger will be completed and become effective at such time as the certificate of merger with respect to the Second Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as agreed to by Spectrum and HRG and specified in the certificate of merger with respect to the Second Merger).

As of the date of this joint proxy statement/prospectus, HRG and Spectrum expect that the Merger will be consummated in July 2018. However, closing of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, which are summarized below. There can be no assurances as to when, or if, the consummation of the Merger will occur. If the Merger is not completed on or before the outside date of October 8, 2018, either HRG or Spectrum may terminate the Merger Agreement. Notwithstanding the foregoing, the right to terminate the Merger Agreement after the outside date will not be available to HRG or Spectrum if that party’s failure to fulfill any of its obligations under the Merger Agreement is the proximate cause of the failure of the Merger to be completed by the outside date. See “—Conditions to Completion of the Merger” and “—Termination of the Merger Agreement.”

Post-Closing Governance

Pursuant to the Merger Agreement, HRG is required to take all action necessary so that, as of the Effective Time, the HRG board of directors will consist of (i) Messrs. Ambrecht, Matthews, Maura, Polistina, Rovit, Rouvé and Steinberg, all current directors of Spectrum (or if any such person is unable or unwilling to serve as a member of the HRG board of directors at the Effective Time as a result of illness, death, resignation, removal or any other reason, then such person’s successor prior to the Merger), each to be a member of the class of the class of the HRG board of directors set forth opposite such person’s name in the Amended HRG Charter; and (ii) an individual designated by Leucadia (the “Independent Designee”) who satisfies certain requirements set forth in the Merger Agreement (the “Independent Designee Requirements”) and which such individual shall be a member of Class III (as such term is used in the Amended HRG Charter). Each of the individuals who is or becomes a director of HRG as of the Effective Time in accordance with the foregoing will continue as a director of HRG from and after the Effective Time until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected and qualified (and in the case of Mr. Steinberg and the Independent Designee, in accordance with the Post-Closing Stockholder Agreement). For a further description of governance of HRG following the closing of the Merger, see “Comparison of Stockholder Rights” and “—Description of the Post-Closing Stockholder Agreement.”

Pursuant to the Merger Agreement, “Independent Designee Requirements” means that (i) such individual (A) qualifies as an “independent director” of HRG and Spectrum, in each case, as of and following the Effective Time, under Rule 303A(2) of the NYSE Listed Company Manual, (B) is not, and within the three years prior to the date of the Merger Agreement has not been, a director, officer, or employee of HRG, Leucadia, Fortress or any of their respective subsidiaries, (C) is not as of the closing date of the Merger a director, officer or employee of a hedge fund or an investment bank, (D) completes reasonable and customary onboarding documentation generally applicable to the other members of the HRG board of directors (as of the date of the Merger Agreement), and (E) has not been the subject of any event required to be disclosed pursuant to Items 2(d) or 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K of the Securities Act (for the avoidance of doubt, excluding bankruptcies and violations of or non-compliance with Section 16(b) under the Exchange Act) involving an act of moral turpitude by such individual and is not subject to any order, decree or judgment of any governmental entity prohibiting service as a director of any public company, and (ii) the election of such individual to the HRG board of directors would not cause HRG to be in violation of applicable law.

Pursuant to the Merger Agreement, HRG is also required to take all requisite actions so that, as of the Effective Time, the officers of Spectrum immediately prior to the Effective Time shall be the officers of HRG immediately following the Effective Time (or if any such individual is unwilling or unable to so serve as an officer of HRG, a replacement designated by Spectrum).

Merger Consideration

In the First Merger, each Spectrum share issued and outstanding immediately prior to the Effective Time (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time) will be converted subject to certain exceptions, into the right to receive one share of HRG Common Stock. No share of HRG Common Stock will be issued to any holder of Spectrum Common Stock to the extent such a share would result in such holder of Spectrum Common Stock holding (or being treated under the Amended HRG Charter as holding) 4.9% or more of the shares of HRG Common Stock (each such share an “Excess Merger Share”). Instead, pursuant to the Amended HRG Charter, Excess Merger Shares will be issued to an agent that will at HRG’s direction either donate such Excess Merger Shares to a charitable organization qualifying under Section 501(c)(3) of the Code or escheat such Excess Merger Shares to the state of residence or incorporation or formation, as applicable, of such holder of Spectrum Common Stock.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of HRG Common Stock occurs as a result of any reclassification, recapitalization, stock split (other than the Reverse Stock Split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to eliminate the effect of such event thereon.

Procedures for Surrendering Spectrum Stock Certificates

At the Effective Time, by virtue of the First Merger and without any action on the part of Spectrum, HRG, or the holders of Spectrum Common Stock, each issued and outstanding share of Spectrum Common Stock (other than shares of Spectrum Common Stock held in the treasury of Spectrum or owned or held, directly or indirectly, by HRG or any subsidiary of HRG or Spectrum immediately prior to the Effective Time) will be converted, subject to certain exceptions, into the right to receive the Merger Consideration. Prior to the Effective Time, Spectrum and HRG will jointly appoint an exchange agent to handle the exchange of certificates or book-entry shares representing shares of Spectrum Common Stock for the Merger Consideration and HRG will deposit the shares of HRG Common Stock comprising the aggregate Merger Consideration for the benefit of Spectrum stockholders. Promptly after the Effective Time, HRG will cause the exchange agent to send to each person who is a record holder of Spectrum Common Stock certificates, and may cause the exchange agent to send to each person who is a record holder of book-entry shares of Spectrum Common Stock, a form of letter of transmittal at the Effective Time for use in the exchange and instructions explaining how to surrender Spectrum stock certificates or transfer uncertificated shares of Spectrum Common Stock to the exchange agent. No share of HRG Common Stock will be issued to any holder of Spectrum Common Stock to the extent such a share would result in such holder of Spectrum Common Stock holding Excess Merger Shares. Instead, pursuant to the amended and restated HRG Charter, Excess Merger Shares will be issued to the agent that will at HRG’s direction either donate such Excess Merger Shares to a charitable organization qualifying under Section 501(c)(3) of the Code or escheat such Excess Merger Shares to the state of residence or incorporation or formation, as applicable, of such holder of Spectrum Common Stock.

Spectrum stockholders who submit a properly completed letter of transmittal, together with their share certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), and such other documents as the exchange agent may reasonably require, will receive the Merger Consideration into which the shares of Spectrum Common Stock were converted in the First Merger. The shares of HRG Common Stock constituting such Merger Consideration will be delivered to Spectrum stockholders in book-entry form. After the Effective Time, each certificate that previously represented shares of Spectrum Common Stock and each uncertificated share of Spectrum Common Stock that previously was registered to a holder on Spectrum’s stock transfer books will only represent the right to receive the Merger Consideration into which those shares of Spectrum Common Stock have been converted (and any dividends on the shares of HRG Common Stock into which such shares of Spectrum Common Stock have been converted as described below).

In addition, if payment of the Merger Consideration as described above (and any dividends on the shares of HRG Common Stock into which such shares of Spectrum Common Stock have been converted as described below) will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or satisfy HRG and the exchange agent that any transfer or other similar taxes have been paid or that no payment of those taxes is necessary.

After the Effective Time, HRG will not pay dividends with a record date on or after the Effective Time to the holder of any unsurrendered Spectrum stock certificates or uncertificated shares of Spectrum Common Stock on the shares of HRG Common Stock into which such shares of Spectrum Common Stock have been converted until the holder surrenders the Spectrum stock certificates or transfers the uncertificated shares of Spectrum Common Stock as described above. However, once those Spectrum stock certificates or uncertificated shares of Spectrum Common Stock are surrendered or transferred, as applicable, HRG will pay to the holder, without interest, any dividends on shares of HRG Common Stock into which such shares of Spectrum Common Stock have been converted with a record date on or after the Effective Time that have been paid prior to such surrender or transfer, as applicable.

Treatment of Spectrum Equity Awards

Spectrum Restricted Stock Awards

As of the Effective Time, each Spectrum restricted stock award that is outstanding as of immediately prior to the Effective Time shall be assumed by HRG and shall be automatically converted into a restricted stock award of shares of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum restricted stock award as of immediately prior to the Effective Time and all other terms and conditions of each such converted restricted stock award shall otherwise remain the same as the terms and conditions applicable to the corresponding Spectrum restricted stock award.

Spectrum Restricted Stock Units

As of the Effective Time, each vested and unvested Spectrum RSU that is outstanding as of immediately prior to the Effective Time shall be assumed by HRG and shall be automatically converted into a restricted share unit award of shares of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum RSU as of immediately prior to the Effective Time and all other terms and conditions of each such converted restricted share unit award shall otherwise remain the same as the terms and conditions applicable to the corresponding Spectrum RSU.

Spectrum Performance Units

As of the Effective Time, each vested and unvested Spectrum PSU that is outstanding as of immediately prior to the Effective Time shall be assumed by HRG and shall be automatically converted into a performance unit award of shares of HRG Common Stock equal to the number of shares of Spectrum Common Stock subject to such Spectrum PSU as of immediately prior to the Effective Time and all other terms and conditions of each such converted performance unit award shall otherwise remain the same as the terms and conditions applicable to the corresponding Spectrum PSU.

Treatment of HRG Equity Awards

HRG Stock Options and Warrants

As of the date that is ten days prior to the Effective Time, but subject to the occurrence of the closing of the Merger, each HRG stock option and each HRG warrant that in either case is then outstanding and unvested shall become fully vested and exercisable. To the extent that, prior to the Reverse Split Time, the holder of an HRG stock option or HRG warrant exercises such HRG stock option or HRG warrant, the shares of HRG Common Stock issued to such holder on such exercise shall be treated as shares of HRG Common Stock for all purposes under the Merger Agreement, including the Reverse Stock Split and the First Merger.

As of the Reverse Split Time, each HRG stock option and each HRG warrant that is then outstanding and unexercised shall be adjusted by (i) multiplying the number of shares of HRG Common Stock covered by such HRG stock option or HRG warrant by the Share Combination Ratio and rounding down to the nearest whole share and (ii) dividing the per-share exercise price of such HRG stock option or HRG warrant by the Share Combination Ratio and rounding up to the nearest whole cent.

HRG Restricted Stock Awards

Immediately prior to the Reverse Split Time, each HRG restricted stock award that is outstanding as of immediately prior to the Reverse Split Time shall vest in full and become fully vested HRG Vested Restricted Stock Award Shares (each, an “HRG Vested Restricted Stock Award Share”) (and, for the avoidance of doubt, net of any applicable shares of HRG Common Stock used to satisfy any withholding taxes). As of the Reverse Split Time, each HRG Vested Restricted Stock Award Share shall be treated as a share of HRG Common Stock for all purposes under the Merger Agreement, including the Reverse Stock Split and the First Merger.

Delivery of HRG Certificate with respect to the Share Combination Ratio

Ten business days prior to the closing date of the Merger, HRG is required to deliver to Spectrum a certificate executed by a senior executive officer of HRG setting forth (based on the information then known at such time) an accurate and complete itemized list (other than in each case for de minimis inaccuracies) of any and all Closing Indebtedness, Closing Cash, and HRG Final Unpaid Transaction Expenses (in each case, as defined below), together with a calculation of Closing Net Indebtedness (as defined below) resulting therefrom (the “HRG Closing Certificate”), in each case, (a) as of 11:59 p.m., New York time, on the day immediately prior to the closing date of the Merger (the “Adjustment Measurement Date”) and (b) in a manner consistent with the definitions and other applicable provisions of the Merger Agreement. The HRG Closing Certificate shall include reasonable supporting detail for each of the items and calculations set forth therein, including, in the case of HRG Final Unpaid Transaction Expenses, final invoices for each of HRG’s financial advisors, attorneys, accountants, or other advisors whose fees would constitute HRG Final Unpaid Transaction Expenses. The HRG closing certificate shall be subject to adjustment as set forth in the following paragraph.

Following delivery of the HRG Closing Certificate, HRG shall, and shall cause each of its subsidiaries and representatives to, promptly (and in any event within twenty four hours upon delivery of the HRG Closing Certificate) provide reasonable access to the financial records, supporting documents and work papers and personnel of HRG and its subsidiaries to Spectrum and its accountants and other representatives (subject to the execution of customary work paper access letters if requested) as may be reasonable necessary for its and their review of the HRG Closing Certificate. If, within three business days following the provision of such required access, Spectrum provides HRG with written notice of any objections to the HRG Closing Certificate and/or the calculations of Closing Indebtedness, Closing Cash, HRG Final Unpaid Transaction Expenses and Closing Net Indebtedness, HRG and Spectrum shall promptly negotiate in good faith to resolve any such objections prior to the closing of the Merger, and the HRG Closing Certificate and the calculations set forth thereon shall be modified with any resulting changes as may be mutually agreed by HRG and Spectrum. If HRG and Spectrum are unable to reach agreement within two business days following delivery of such objections, they shall promptly thereafter jointly retain the dispute resolution group of PricewaterhouseCoopers (or, if such person is unwilling or unable to serve, such other independent accounting firm of recognized national standing as HRG and Spectrum may mutually agree, which agreement shall not be unreasonably withheld) (the “Accounting Referee”) to review any items that remain in dispute (together with any calculations that HRG proposes to change pursuant to the following paragraph and which Spectrum disputes, the “Disputed Items”), and only those items, for the purpose of calculating Closing Indebtedness, Closing Cash, HRG Final Unpaid Transaction Expenses and Closing Net Indebtedness, as applicable (it being understood and agreed that in conducting such review and making such calculation, the accounting referee shall adhere to the provisions of the Merger Agreement, and shall not conduct an independent review). HRG and Spectrum shall promptly provide their assertions regarding the Disputed Items in writing (the “Dispute Notice”) to the Accounting Referee and to each other. The Accounting Referee shall be instructed to render its determination in the form of a written report setting forth its calculations (including the basis thereof) with respect to the Disputed Items as promptly as reasonably possible (which the parties to the Merger Agreement agree should not be later than three business days following the date on which the disagreement is referred to the Accounting Referee), and the Accounting Referee’s determination of each Disputed Item shall not be greater than the greater value for such Disputed Item claimed by either party in the Dispute Notice. The Accounting Referee’s report shall be final, binding and conclusive for all purposes under the Merger Agreement, shall be deemed a final arbitration award that is binding on the parties, and neither HRG nor Spectrum shall seek further recourse to courts or other tribunals, other than to enforce such report in any court of competent jurisdiction. The costs, fees and expenses of the Accounting Referee to resolve the Disputed Items shall be borne (i) by HRG if HRG is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee, (ii) by Spectrum if Spectrum is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee and (iii) otherwise equally by HRG and Spectrum. The costs, fees and expenses of the Accounting Referee that are borne by HRG, if any, shall be deemed to constitute HRG Final Unpaid Transaction Expenses.

From and after delivery of the HRG Closing Certificate, HRG will use reasonable best efforts to promptly (and in any event within one business day) inform Spectrum if it obtains knowledge that any of the calculations of Closing Indebtedness, Closing Cash, HRG Final Unpaid Transaction Expenses and Closing Net Indebtedness have changed (other than de minimis changes) and such HRG closing certificate shall be deemed amended accordingly. Upon notice of such a change, the HRG Closing Certificate, inclusive of such changes, shall be subject to the dispute resolution procedures set forth in previous paragraph.

The HRG Closing Certificate as modified pursuant to the previous two paragraphs shall be final and binding on the parties.

For the purposes of the Merger Agreement:

“Closing Cash” means as of 11:59 p.m., New York time, on the Adjustment Measurement Date, (i) all cash and cash equivalents, marketable securities and short-term instruments of HRG and its subsidiaries on a consolidated basis, plus (ii) HRG and its subsidiaries’ proportionate share of any unpaid dividend declared by Spectrum in respect of Spectrum Common Stock if the record date for such dividend is on or prior to the Adjustment Measurement Date; provided that, Closing Cash shall (A) be calculated without giving effect to any payment in respect of fractional shares arising in connection with the Reverse Stock Split or the Merger or any other payment or deposit of Merger Consideration, (B) not include certain cash, assets and property listed on the HRG disclosure letter, irrespective of whether such cash, assets or property are sold, disposed of or otherwise transferred prior to the closing date of the Merger (in which case Closing Cash shall also not include any cash, property or assets received in connection with such sale, disposal or transfer) and (C) not include any cash and cash equivalents, marketable securities and short-term instruments held by any of Salus Capital Partners LLC, Salus Capital Partners II LLC, Salus CLO 2012-1, Ltd., Salus CLO 2012-1, LLC or their respective subsidiaries.

“Closing Indebtedness” means all indebtedness of HRG and its subsidiaries on a consolidated basis as of 11:59 p.m., New York time, on the Adjustment Measurement Date, other than (i) indebtedness of any of Salus

Capital Partners LLC, Salus Capital Partners II LLC, Salus CLO 2012-1, Ltd., Salus CLO 2012-1, LLC or their respective subsidiaries (the “Salus Entities”) up to the amount of cash and cash equivalents, marketable securities and short-term instruments of the Salus entities and (ii) indebtedness of any of the Salus Entities that does not provide recourse against HRG or any of its subsidiaries (other than the Salus Entities), in each case as of such time.

“Closing Net Indebtedness” means Closing Indebtedness minus Closing Cash minus $200,000,000.

“HRG Final Unpaid Transaction Expenses” means except for the Spectrum Fees (as defined under the section entitled “—Fees and Expenses”), which will be borne by Spectrum, the aggregate amount of all incurred but unpaid (as of the Adjustment Measurement Date) (i) third-party advisor fees and expenses of HRG and any of its subsidiaries in connection with the negotiation, preparation, execution or consummation of the Merger Agreement and the transactions contemplated thereby and (ii) except for consideration payable or issuable pursuant to the terms of the Merger Agreement (including pursuant to the Reverse Stock Split), change of control, retention bonus, termination, severance or other similar payments that are payable by HRG or any of its subsidiaries to any current or former employee, consultant, officer, director or affiliate (including for the avoidance of doubt Leucadia and Fortress) of HRG or any of its subsidiaries in connection with the transactions contemplated by the Merger Agreement or set forth in the HRG disclosure letter (for the avoidance of doubt to the extent incurred but unpaid as of the Adjustment Measurement Date), together with any employer-paid portion of any employment and payroll taxes related thereto.

Delivery of HRG Capitalization Certificate

Concurrently with the delivery of the HRG Closing Certificate, HRG will also deliver to Spectrum a certificate, executed by a senior executive officer of HRG, setting forth an accurate and complete statement (other than de minimis inaccuracies) of (1) the number of issued and outstanding shares of HRG Common Stock, (2) the number of shares of Spectrum Common Stock held by HRG and its subsidiaries, and (3) the number of shares of HRG Common Stock issuable in respect of all outstanding HRG stock options and the number of shares of HRG Common Stock underlying outstanding HRG restricted stock awards, in each case as of immediately prior to the closing date of the Merger.

Listing of HRG Common Stock

The Merger Agreement obligates HRG to use its reasonable best efforts to cause the shares of HRG Common Stock to be issued in the First Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Approval for listing on the NYSE of the shares of HRG Common Stock issuable to Spectrum stockholders in the First Merger, subject to official notice of issuance, is a condition to the obligations of HRG and Spectrum to complete the First Merger.

Conditions to Completion of the Merger

Mutual Conditions to Completion. The respective obligations of each of Spectrum, HRG and Merger Sub to effect the Merger, the HRG Charter Amendment and the HRG Share Issuance, as applicable, are subject to the satisfaction or, to the extent permitted by applicable law (and except with respect to the condition set forth in item (ii) of the first bullet below, which shall not be waivable), waiver of the following conditions:

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approval of the Spectrum Merger Proposal by the affirmative vote of (i) the holders of a majority of the outstanding shares of Spectrum Common Stock, (ii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and the executive officers of Spectrum and (iii) the holders of a majority of the outstanding shares of Spectrum Common Stock beneficially owned, directly or indirectly, by holders other than HRG and its affiliates and any group (that would be deemed to be a “person” by Section 13(d)(3) of the

Exchange Act with respect to securities of HRG) of which HRG or any entity or group directly or indirectly controlling or controlled by HRG is a member, as required under Section 12 of Spectrum’s Certificate of Incorporation;

•	approval of (i) each of the HRG Charter Amendment Proposals by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of HRG Common Stock entitled to vote at the HRG Special Meeting, (ii) the HRG Share Issuance Proposal by the affirmative vote of the holders of a majority of all votes cast by HRG stockholders present in person or by proxy and entitled to vote at the HRG Special Meeting, assuming a quorum is present and (iii) the HRG Charter Amendment Proposals by the holder of the outstanding share of HRG Series A Preferred Stock;

•	absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the proposed transaction;

•	effectiveness of the registration statement for the shares of HRG Common Stock to be issued in the First Merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

•	approval for listing on the NYSE of the shares of HRG Common Stock to be issued in the First Merger, subject to official notice of issuance; and

•	receipt by either HRG or Spectrum (or both) of a written opinion of a nationally recognized tax counsel, dated as of the closing date of the Merger and in form and substance reasonably satisfactory to such party, to the effect that for U.S. federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Unless otherwise agreed in writing by HRG and Spectrum, the surviving corporation and Merger Sub 2 shall not consummate the Second Merger if (and only if) either HRG or Spectrum (or both) shall have received a written opinion of tax counsel, dated as of the closing date of the Merger and in form and substance reasonably satisfactory to such party, to the effect that for U.S. federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel shall be entitled to receive and rely upon customary assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in the tax representation letters described under “—Tax Matters.”

Additional Conditions to Completion for the Benefit of HRG and Merger Sub. In addition, the respective obligations of each of HRG and Merger Sub to effect the HRG Charter Amendment, HRG Share Issuance and the Merger, as applicable, are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	the absence since the date of the Merger Agreement of any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Spectrum (see “—Definition of “Material Adverse Effect” for the definition of material adverse effect);

•	the accuracy (subject only to de minimis exceptions) as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the Merger Agreement by Spectrum regarding its capitalization;

•	the accuracy in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the Merger Agreement by Spectrum regarding its organization, corporate authority relative to the Merger Agreement and the transactions contemplated thereby, fees payable to its financial advisor in connection with the transaction, and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the Merger Agreement by Spectrum (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specified date, as of such date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Spectrum;

•	performance in all material respects by Spectrum of the covenants and agreements required to be performed by it at or prior to the Effective Time; and

•	receipt of a certificate from an executive officer of Spectrum confirming the satisfaction of the conditions described in the preceding five bullets.

Additional Conditions to Completion for the Benefit of Spectrum. In addition, the obligation of Spectrum to effect the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	the absence since the date of the Merger Agreement of any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on HRG (see “—Definition of “Material Adverse Effect” for the definition of material adverse effect);

•	the accuracy (subject only to de minimis exceptions) as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the Merger Agreement by HRG regarding its capitalization;

•	the accuracy in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specific date, as of such date) of certain representations and warranties made in the Merger Agreement by HRG regarding its organization, corporate authority relative to the Merger Agreement and the transactions contemplated thereby, fees payable to its financial advisors in connection with the transaction and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the Merger Agreement by HRG (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties given as of another specified date, as of such date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on HRG;

•	performance in all material respects by HRG and Merger Sub of the covenants and agreements required to be performed by them at or prior to Effective Time; and

•	receipt of a certificate from an executive officer of HRG confirming the satisfaction of the conditions described in the preceding five bullets.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by both HRG and Spectrum that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material

Adverse Effect’” for the definition of material adverse effect. The representations and warranties in the Merger Agreement relate to, among other things:

•	organization, standing and power;

•	capitalization;

•	authority, execution and delivery, enforceability;

•	no conflict, consents and approvals;

•	information supplied;

•	SEC reports, financial statements;

•	no undisclosed liabilities;

•	transaction litigation;

•	compliance with laws;

•	tax matters (in the case of Spectrum and HRG, representations and warranties relating to the tax-free nature of the Merger, and in the case of HRG, certain additional representations and warranties relating to certain tax compliance matters);

•	inapplicability of antitakeover statutes;

•	broker’s fees;

•	opinion of special committee financial advisor; and

•	no other representations or warranties.

Additionally, HRG also makes representations and warranties relating to, among other things:

•	its subsidiaries;

•	absence of certain changes or events;

•	litigation;

•	related party transactions;

•	indemnification agreement; and

•	the purpose of Merger Sub.

The representations and warranties in the Merger Agreement do not survive the Effective Time.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the Merger Agreement are qualified by “material adverse effect” on the party making such representations and warranties.

Spectrum Material Adverse Effect

For purposes of the Merger Agreement, “material adverse effect” means, with respect to Spectrum, any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Spectrum and its subsidiaries, taken as a whole, or the ability of Spectrum to consummate the Merger; provided that any event, change, occurrence or effect to the extent resulting from the following will be excluded from the determination of a material adverse effect: (A) events, changes, effects or conditions generally affecting the industries or markets in which Spectrum or its subsidiaries operate; (B) any acts of God, natural disasters, the outbreak or escalation of war, armed hostilities or acts of terrorism; (C) changes in law or GAAP or the interpretation or enforcement of either; (D) the negotiation, execution, consummation, existence, delivery, performance or announcement of the Merger Agreement (provided that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of the Merger Agreement, the HRG Voting Agreement, the Voting Agreements or the Post-Closing Stockholder Agreement, the performance of the obligations thereunder or the consummation of the transactions contemplated thereby); (E) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Spectrum or its subsidiaries conduct business; (F) any changes in the market price or trading volume of Spectrum Common Stock, any failure by Spectrum or its subsidiaries to meet internal, analysts’ or other earnings estimates or financial or operating projections or forecasts for any period, any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Spectrum or any of its subsidiaries (provided that, in each case, such exclusion will not apply to the underlying causes of any such changes or failure to the extent not otherwise falling within any of the exceptions described in clauses (A) through (F)); or (G) any acts or omission of HRG or any of its affiliates; provided, however, that the impact of any event, change, occurrence or effect described in clause (A), (B), (C) or (E) may be included for purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent such event, change, occurrence or effect has or is reasonably expected to have a disproportionately adverse effect on Spectrum and its subsidiaries, take as a whole, as compared to other businesses operating in the industries in which Spectrum and its subsidiaries operate, taken as a whole (and then only to the extent of such disproportionate adverse effect).

HRG Material Adverse Effect

For purposes of the Merger Agreement, “material adverse effect” means, with respect to HRG, any event, change, occurrence or effect that with respect to HRG and its subsidiaries taken as a whole, has had or would reasonably be expected to have, individually or aggregate, a material adverse effect on the business, financial condition or results of operations of HRG and its subsidiaries, taken as a whole (for clarity, determined taking into account HRG’s ownership of Spectrum Common Stock), or the ability of HRG to consummate the Merger, the HRG Share Issuance or the HRG Charter Amendment; provided that any event, change, occurrence or effect to the extent resulting from the following will be excluded from the determination of a material adverse effect: (A) events, changes, occurrences, effects or conditions generally affecting the industries or markets in which HRG or its subsidiaries operate; (B) any acts of God, natural disasters, the outbreak or escalation of war, armed hostilities or acts of terrorism; (C) changes in law or GAAP or the interpretation or enforcement of either; (D) the negotiation, execution, consummation, existence, delivery, performance or announcement of the Merger Agreement (provided that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of the Merger Agreement, the HRG Voting Agreement, the Voting Agreements or the Post-Closing Stockholder Agreement, the performance of the obligations thereunder or the consummation of the transactions contemplated thereby); (E) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which HRG or its subsidiaries conduct business; (F) events, changes, occurrences, effects or conditions relating to any current, former or claimed tax asset or tax attribute of HRG, any of its subsidiaries or any tax group that includes HRG or any of its subsidiaries, including for the avoidance of doubt (i) any net operating loss or capital loss of HRG, any of its subsidiaries or any tax group, (ii) any limitations applicable to any such tax asset or tax attribute, and (iii) any ownership or change in ownership relevant to the foregoing; or (G) any changes in the market price or trading volume of HRG Common Stock, any failure by HRG or its subsidiaries to meet internal, analysts’ or other earnings estimates or financial or operating projections or forecasts for any period, any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to HRG or any of its subsidiaries (provided that, in each case, such exclusion will not apply to the underlying causes of any such changes or failure to the extent not otherwise falling within any of the exceptions described in clauses (A) through (G)); provided, however, that the impact of any event, change, occurrence or effect described in clause (A), (B), (C) or (E) may be included for purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent such event, change, occurrence or effect has or is reasonably expected to have a disproportionately adverse effect on HRG and its subsidiaries, taken as a whole, as compared to other businesses operating in the industries in which HRG and its subsidiaries operate, taken as a whole (and then only to the extent of such disproportionate adverse effect); provided further, that, subject to the exceptions set forth in clauses (A) through (G) above, a material adverse effect shall be deemed to have occurred if (but only if) all such events, changes, occurrences or effects have resulted or would reasonably be expected to result in a net adverse impact in excess of $100,000,000 to the business, financial condition or results of operations of HRG and its subsidiaries, taken as a whole (for clarity, determined without taking into account HRG and its subsidiaries’ ownership of Spectrum Common Stock).

Conduct of Business Pending the Merger

Conduct of Business of HRG Pending the Merger

In general, except as (i) may be required by applicable law, (ii) consented to in writing in advance by Spectrum (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) otherwise specifically contemplated by the Merger Agreement or (iv) as set forth in the HRG disclosure letter, HRG and its subsidiaries are required to conduct their business in the ordinary course (including using commercially reasonable efforts to maintain insurance reasonably required for the operation of its business in the ordinary course and make any required filings under applicable law).

Without limiting the generality of the foregoing, except as (i) may be required by applicable law, (ii) consented to in writing in advance by Spectrum (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) otherwise specifically contemplated by the Merger Agreement or (iv) as set forth in the HRG disclosure letter, each of HRG and each of its subsidiaries is not permitted to, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, among other things:

•	(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a direct or indirect wholly owned subsidiary of HRG to its parent, or, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or rights of HRG or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or rights, other than (x) the acquisition of shares of capital stock or other equity interests or rights of a direct or indirect wholly owned subsidiary of HRG from HRG or any other direct or indirect wholly owned subsidiary of HRG, or (y) the acquisition of HRG Common Stock upon the exercise, settlement, or vesting of HRG equity awards outstanding as of the date of the Merger Agreement (in accordance with their terms as of the date of the Merger Agreement), or (C) split, combine, reclassify, subdivide or otherwise amend the terms of any of its capital stock or other equity interests or rights or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or rights, other than as permitted by the proviso in the bullet below;

•

except for transactions solely among HRG and its wholly owned subsidiaries or among HRG’s wholly owned subsidiaries, (i) issue, sell, pledge, dispose of, encumber, transfer, award or grant any shares of its capital stock, or (ii) issue, award or grant any shares of its subsidiaries’ capital stock, or in each case of clauses (i) and (ii), any options, warrants, convertible securities or other rights of any kind to acquire the same; provided, however, that HRG may issue shares upon the exercise, payment or settlement of any HRG warrants or HRG equity awards outstanding as of the date of the Merger Agreement (in accordance with their terms as of the date of the Merger Agreement);

•	amend, restate or otherwise change, or authorize or propose to amend, restate or otherwise change the certificate of incorporation or bylaws (or similar organizational documents) of (i) HRG, or (ii) any subsidiary of HRG, in the case of this clause (ii) to the extent such amendment, restatement or change would, individually or in the aggregate, reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	(i) acquire or agree to acquire by merging or consolidating with, or purchasing any equity or assets of, any corporation, partnership, association or other business organization or division or line of business thereof or (ii) otherwise purchase, lease, license or otherwise acquire any assets or properties of any other person, other than in the case of this clause (ii), in the ordinary course of business;

•	directly or indirectly sell, pledge, transfer, lease or otherwise dispose of any of the properties, assets or rights listed on the HRG disclosure letter, in each case unless such sale, pledge, transfer, lease or disposition is carried out in a manner consistent with the descriptions and requirements set forth therein;

•	adopt or enter into a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for transactions solely among HRG’s wholly owned subsidiaries (including, for the avoidance of doubt, a complete or partial liquidation or dissolution of any subsidiary of HRG) or in compliance with the Merger Agreement;

•	incur or commit to incur, create, prepay, refinance, assume or guarantee for any person, any indebtedness, or amend, modify or refinance any indebtedness, except (i) the incurrence of indebtedness under HRG’s existing credit facilities in the ordinary course, (ii) interest accruals on any existing indebtedness (which for the avoidance of doubt shall constitute indebtedness under the Merger Agreement), including for clarity any payments in respect thereof, and (iii) any prepayment of indebtedness (and any related prepayment, “make whole” or similar payments) provided that HRG first provides Spectrum reasonable advance notice thereof;

•	incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, except to the extent funded or paid in full prior to, and with no continuing obligation following, the closing of the Merger (it being understood, for the avoidance of doubt and without duplication, that any such capital expenditures actually incurred shall be included in the calculation of Closing Cash);

•	enter into any arrangement, understanding, or contract with any director, officer or affiliate of HRG or other contract or a transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, except to the extent satisfied and terminated prior to the closing date of the Merger with no further obligation or liability of or to HRG or any of its subsidiaries following the closing of the Merger (other than customary indemnification obligations under contracts entered into in the ordinary course);

•	except in the ordinary course, (A) enter into, materially modify, amend, renew, terminate, cancel or extend any material contract (other than terminations thereof upon the expiration of any such contract in accordance with its terms), or (B) waive, release, assign or otherwise forego any material right or claim of HRG or any of its subsidiaries under any material contract;

•	make any material change to its financial accounting methods, or procedures except (A) insofar as may have been required by GAAP (or any interpretation thereof), SEC rules and regulations or a governmental entity or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization), (B) as disclosed in the HRG documents filed with the SEC prior to the date of the Merger Agreement or (C) in conformity with changes made by Spectrum;

•	(A) make or change any material tax election, (B) file any amendment to any material tax return, (C) settle or compromise any material tax audit or enter into any material closing agreement,

(D) change any annual tax accounting period, (E) adopt or change any material tax accounting method, (F) surrender any right to claim a material refund of taxes, (G) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to HRG, (H) file tax returns or register to do business in any jurisdiction in which HRG did not file tax returns or was not registered to do business in as of the date of the Merger Agreement or (I) approve any Transfer (as such term is defined in the HRG Charter) of HRG Common Stock pursuant to, or grant any waiver of the restrictions contained in, Section (c)(ii) of Article XII of the HRG Charter;

•	except (i) as required pursuant to existing written agreements or HRG plans in effect as of the date of the Merger Agreement and as set forth in the HRG disclosure letter, or (ii) for the termination of employees in the ordinary course and the entry into any agreements related thereto (it being understood that any payment related to or arising from any such termination or related agreement will be deemed to constitute HRG Final Unpaid Transaction Expenses to the extent unpaid as of the Adjustment Measurement Date), (A) adopt, enter into, amend, modify or terminate, or take any action to accelerate the funding, vesting or payment of any compensation or benefit under, any HRG employee benefit plan, (B) increase the compensation or other benefits payable or to become payable to directors, employees, consultants or independent contractors of HRG or any of its subsidiaries, (C) grant any severance, change of control, retention or termination pay to, or enter into, or amend or modify, any severance, change of control, retention or termination agreement or arrangement with, any director, employee, consultant or independent contractor of HRG or any of its subsidiaries, (D) enter into any written agreement with an employee other than in the ordinary course or (E) establish, adopt, enter into, modify or amend any CBA, plan, trust, fund, policy or arrangement for the benefit of any current or former directors or employees or any of their beneficiaries;

•	waive, release, settle or agree to the entry of any order, in respect of any claim or action of or against HRG or any of its subsidiaries, other than (i) settlements or orders that involve only the payment of monetary damages that do not result in liability or cost to HRG or any of its subsidiaries following the closing date of the Merger, (ii) claims arising between the parties to the Merger Agreement, or (iii) in compliance with the stockholder litigation provision of the Merger Agreement (it being understood that HRG shall reasonably consult with Spectrum in connection with any proposed settlement of any action);

•	enter into any line of business; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

For the purposes of the Merger Agreement, “ordinary course” means, with respect to HRG, only such actions necessary in connection with and incidental to the transactions contemplated by the Merger Agreement, its ownership of Spectrum Common Stock, its existence as a public company listed on the NYSE and the simplification and the ongoing wind-down of its other businesses in a manner consistent with the due diligence information provided by HRG to Spectrum prior to the date of the Merger Agreement and other matters reasonably incidental thereto.

Conduct of Business of Spectrum Pending the Merger

Except as (i) may be required by applicable law, (ii) consented to in writing in advance by HRG (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) otherwise specifically contemplated by the Merger Agreement or (iv) set forth in the Spectrum disclosure letter, each of Spectrum and each of its subsidiaries is not permitted to, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, among other things:

•

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for pro rata dividends by a direct or indirect subsidiary of Spectrum to its parents (provided that, Spectrum may continue to declare and pay its regular quarterly cash dividends to the holders of Spectrum Common Stock in an amount not in excess of $0.42 per share of Spectrum Common Stock per fiscal quarter, in each case (1) with a record date not more than four business days prior to the anniversary of the record date of Spectrum’s regular quarterly dividend for the corresponding quarter of the prior fiscal year and (2) otherwise in accordance with Spectrum’s past practice), or (B) split, combine, reclassify, subdivide or otherwise amend the terms of any of its capital stock or other equity interests or rights or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or rights other than as permitted by the proviso in the bullet below;

•	except for transactions solely among Spectrum and its wholly owned subsidiaries or among Spectrum’s wholly owned subsidiaries, issue, sell, pledge, dispose of, encumber, transfer, award or grant any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock; provided, however, that Spectrum may issue shares upon the exercise, payment or settlement of any Spectrum equity awards outstanding (in accordance with the terms thereof in effect) as of the date of the Merger Agreement and may grant equity awards in respect of Spectrum capital stock following the date of the Merger Agreement in the ordinary course with respect to new hires, promotions and regular annual grants of equity awards;

•	adopt or enter into a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for transactions solely among Spectrum’s wholly owned subsidiaries or in compliance with the Merger Agreement;

•	other than in the case of any divestiture of the battery or appliances business of Spectrum and its subsidiaries, sell or acquire or agree to sell or acquire by merging or consolidating with, or purchasing any equity or assets of, any corporation, partnership, association or other business organization or division thereof or otherwise sell, purchase, lease, license or otherwise sell or acquire any assets or properties, in each case in this clause that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated in the Merger Agreement; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

For the purposes of the Merger Agreement, “ordinary course” means, with respect to Spectrum, only consistent with past practices through the date of the Merger Agreement.

Obligations to Call Stockholders’ Meetings

As promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act and this joint proxy statement/prospectus is cleared by the SEC, each of Spectrum (irrespective of whether the board of directors of Spectrum has made an Adverse Recommendation Change (as defined under “—No Solicitation” below)) and HRG (irrespective of whether the HRG board of directors has made an Adverse Recommendation Change) has agreed to use its reasonable best efforts to duly call, give notice of, convene and hold a meeting of its respective stockholders, at which, respectively, Spectrum will seek the vote of its stockholders required to adopt the Merger Agreement, and HRG will seek the vote of its stockholders required to approve the HRG Charter Amendment and the HRG Share Issuance. Each of Spectrum and HRG has agreed to cooperate and use its reasonable best efforts to hold the respective meeting of its stockholders on the same date. Subject to the right of each of the Spectrum board of directors and HRG board of directors to make an Adverse Recommendation Change, as discussed under “—No Solicitation,” each of Spectrum and HRG has agreed to solicit and use its reasonable best efforts to obtain approvals of the Spectrum Merger Proposal and the HRG Required Proposals, respectively, at the meeting of its stockholders.

Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the HRG Charter Amendment and the HRG Share Issuance

As discussed under “The Spectrum Special Meeting,” Spectrum’s board of directors, acting on the unanimous recommendation of the Spectrum Special Committee, recommends that Spectrum stockholders vote “FOR” the Spectrum Merger Proposal (the “Spectrum Recommendation”). Spectrum’s board of directors, however, may (i) withdraw (or modify, withhold or qualify in any manner adverse to HRG), or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to HRG) its Spectrum Recommendation or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, an alternative Acquisition Proposal (as defined below) for Spectrum, in each case under specified circumstances as discussed under “—No Solicitation.”

Similarly, as discussed under “The HRG Special Meeting,” HRG’s board of directors recommends that HRG stockholders vote “FOR” the HRG Share Issuance Proposal and the HRG Charter Amendment Proposal (the “HRG Recommendation”). HRG’s board of directors, however, may (i) withdraw (or modify, withhold or qualify in any manner adverse to Spectrum), or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to Spectrum) its HRG Recommendation or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, an alternative Acquisition Proposal for HRG, in each case under specified circumstances as discussed under “—No Solicitation.”

No Solicitation

Under the terms of the Merger Agreement, subject to certain exceptions described below, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, neither Spectrum nor HRG, nor any of their respective subsidiaries will, and will not authorize or permit any of their respective representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding itself or any of its subsidiaries or afford access to its business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any person (other than the parties to the Merger Agreement and their representatives) (a “Third Party”) that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal, or (iii) participate in any discussions or negotiations with any Third Party that is reasonably expected to make, or has made, an Acquisition Proposal, regarding an Acquisition Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, Spectrum, HRG or any of their respective representatives may (A) seek to clarify the terms and conditions of any inquiry, proposal or offer to determine whether such inquiry, proposal or offer may reasonably be expected to lead to a Superior Proposal (as defined below) (it being understood that any such communications with any such Third Party shall be limited to the clarification of the original inquiry or proposal made by such Third Party and shall not include (x) any negotiations or similar discussions with respect to such inquiry, proposal or offer or (y) such person’s view or position with respect thereto) and (B) inform any person that makes an Acquisition Proposal of the restrictions imposed by the provisions of the Merger Agreement. Each of Spectrum and HRG shall promptly (but in any event within one business day) advise the other of any Acquisition Proposal received by such party, the material terms and conditions of any such Acquisition Proposal (including any material changes thereto) and the identity of the person making any such Acquisition Proposal.

Without limiting the foregoing, if any representative of Spectrum or HRG or any of their respective subsidiaries takes any action that would constitute a breach of the restrictions set forth above if it were authorized or permitted by Spectrum or HRG, respectively, such action shall constitute a breach of the restrictions set forth above by Spectrum or HRG, respectively, whether or not such action shall have been authorized or permitted by Spectrum or HRG, respectively, or any of their respective subsidiaries, unless such representative has agreed (in any capacity) in a writing enforceable by such party not to take any such action.

Notwithstanding the restrictions set forth above, in the event that Spectrum or HRG receives, after the date of the Merger Agreement and prior to obtaining approvals of the Spectrum Merger Proposal or HRG Required Proposals, respectively, a bona fide written Acquisition Proposal that did not result from any breach of the non-solicitation obligations described above and that the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be, or to be reasonably expected to lead to, a Superior Proposal, such party may (1) engage in negotiations with, furnish any information with respect to such party and its subsidiaries to, and afford access to the business, properties, assets, books or records of such party and its subsidiaries to, the person or group (and their respective representatives) making such Acquisition Proposal; provided, that prior to furnishing any such information, it (x) receives from such person or group an executed confidentiality agreement containing terms and restrictions that are customary for confidentiality agreements executed in similar circumstances and (y) provides prior written notice to the other party; provided, further, that all such information is provided or made available to the other party (to the extent not previously provided or made available) substantially concurrently with it being provided or made available to such third party and (2) subject to match rights as described below, make an Adverse Recommendation Change.

Except as set forth below, neither the board of directors of Spectrum or HRG nor any committee thereof (including, in the case of Spectrum, the Spectrum Special Committee) will (i) either (A) withdraw (or modify, withhold or qualify in any manner adverse to the other party), or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to the other party), the Spectrum Recommendation or the HRG Recommendation, respectively, (B) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such tender or exchange offer by the close of business on the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act (and the board of directors of such party or committee thereof (including, in the case of Spectrum, the Spectrum Special Committee) may take no position with respect to an Acquisition Proposal that is a tender offer or exchange offer during the period referred to in this paragraph) or (D) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm its approval or recommendation of the Merger Agreement within five business days after another party to the Merger Agreement so requests in writing if an Acquisition Proposal or any material modification thereto shall have been made publicly or sent or given to the stockholders of the other party (or any person or group shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Spectrum or HRG, respectively, or any of their respective subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, alternative merger agreement, acquisition agreement, or other similar agreement or arrangement constituting or providing for an Acquisition Proposal or requiring such party to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary but subject to compliance with the match rights as described in the following paragraph, at any time prior to obtaining approvals of the Spectrum Merger Proposal or the HRG Required Proposals, as applicable, the board of directors of Spectrum or HRG, respectively, may make an Adverse Recommendation Change solely in response to either (i) any material event, development, circumstance, occurrence or change in circumstances or facts that (A) was not known to or reasonably foreseeable (or the material consequences of which (or the magnitude of which) was not known or reasonably foreseeable) to such party’s board of directors on the date of the Merger Agreement and did not result from a breach of the Merger Agreement by such party, and (B) does not relate to an Acquisition Proposal (an “Intervening Event”) or (ii) an Acquisition Proposal that did not result from any breach of the non-solicitation obligations under the Merger Agreement, if (A) in the case of clause (ii), the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes a Superior Proposal, and (B) in the case of each of clauses

(i) and (ii), the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable law.

A party shall not make an Adverse Recommendation Change unless (i) such party shall have first provided to the other party four business days’ prior written notice (the “Notice Period”), which notice shall state expressly (A) that it has received a Superior Proposal or that there has been an Intervening Event, (B) in the case of a Superior Proposal, the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the person or group of persons making the Superior Proposal), and include a copy of the relevant material proposed transaction agreements with the person or group of persons making such Superior Proposal and other material documents (it being understood and agreed that any amendment (or subsequent amendment) to the financial terms, including to the proposed purchase price, or to any other material term of such Superior Proposal shall each require the notifying party to provide a new notice to the other party in accordance with this paragraph; provided that the Notice Period in connection with any such new notice shall be three business days), (C) in the case of an Intervening Event, a description of the material event, development, circumstance, occurrence or change, and (D) that it intends to make an Adverse Recommendation Change and, in reasonable detail, the reasons therefor, and (ii) prior to making an Adverse Recommendation Change, during the Notice Period, to the extent requested by the other party, engaged in good faith negotiations with such other party, to amend the Merger Agreement, and considered in good faith any bona fide offer by such other party and, after such negotiations and good faith consideration of such offer, if any, the board of directors of the notifying party again makes the determination described in the second paragraph of this section (it being understood that the delivery of the notification contemplated by this paragraph shall not, in and of itself, constitute an Adverse Recommendation Change).

Nothing contained in the non-solicitation provisions of the Merger Agreement shall prohibit Spectrum or HRG or their respective boards of directors or any committee thereof (including, in the case of Spectrum, the Spectrum Special Committee) from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its stockholders positions contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop-look-and-listen” or similar communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to its stockholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable law or is otherwise required by applicable law; provided that the foregoing shall not permit the board of directors of Spectrum or HRG or any committee thereof, as applicable, to make an Adverse Recommendation Change, except as permitted by the second preceding paragraph.

For the purposes of the Merger Agreement:

“Acquisition Proposal” means, with respect to a party to the Merger Agreement, any proposal or offer (whether or not in writing) by a Third Party, with respect to any (A) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in either Spectrum or HRG or their respective subsidiaries) of any business or assets of such party or any of its subsidiaries representing ten percent (10%) or more of the consolidated revenues or assets of such party and its subsidiaries, taken as a whole, (B) issuance, sale or other disposition, directly or indirectly, to any person or group (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in Spectrum or HRG or their respective subsidiaries) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing ten percent (10%) or more of the voting power or economic interests in such party, or (C) transaction (including a merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Spectrum or HRG or otherwise) in which any person or group shall acquire, directly or indirectly, beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing ten percent (10%) or more of the voting power or economic interests in such party; provided that an Acquisition Proposal does not include any proposal or offer by another party to the Merger Agreement or any of its subsidiaries. The parties acknowledge and agree that the restrictions set forth in the non-solicitation obligations of the Merger Agreement shall not apply to proposals, offers or agreements with respect to, or any discussions related to, any of the transactions or matters described in clauses (A)-(C) of the definition of Acquisition Proposal that relate (x) specifically to the battery or appliances business of Spectrum and its subsidiaries or (y) other transactions that, in either case, would not reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated in the Merger Agreement, so long as in each case Spectrum keeps HRG informed on a reasonably current basis of the status of such negotiations and the proposed terms and conditions thereof.

“Superior Proposal” means with respect to a party to the Merger Agreement, a bona fide written Acquisition Proposal that such party’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the identity of the person making the proposal (a) is reasonably likely to be consummated on the terms proposed, (b) is more favorable from a financial point of view to such party and its stockholders than the terms of the Merger and the other transactions contemplated hereby and (c) is otherwise on terms that the board of directors of such party has determined to be superior to the transactions contemplated by the Merger Agreement, including the Merger; provided, however, that for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement, except that each reference to ten percent (10%) set forth therein shall be replaced with a reference to a majority.

Reasonable Best Efforts Covenant

Upon the terms and subject to the conditions set forth in the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the Merger, the HRG Share Issuance, the HRG Charter Amendment and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from non-governmental entity third parties necessary, proper or advisable to consummate and make effective the Merger, the HRG Share Issuance and the HRG Charter Amendment and the other transactions contemplated by the Merger Agreement, (ii) obtain all necessary actions or non-actions, waivers, consents, clearances, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings with, and take all steps as may be necessary to avoid any action by, any governmental entity, and (iii) execute and deliver any additional instruments, in each case as necessary, proper or advisable to consummate the transactions contemplated in the Merger Agreement and fully to carry out the purposes of the Merger Agreement; provided, however, in each case that, no party will be required to pay any fee, penalty or other consideration to any governmental entity or other third party in respect of any such consents, approvals or waivers. Each of the parties to the Merger Agreement will furnish to each other party such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing and will cooperate in responding to any inquiry from a governmental entity, including promptly (and in no event later than two business days) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental entity, and supplying each other with copies of all material correspondence, filings or communications with any governmental entity with respect to the Merger Agreement.

Indemnification, Exculpation and Insurance

Each of HRG, Spectrum and Merger Sub agrees that all rights to indemnification and exculpation now existing in favor of the current or former directors or officers (“D&O Indemnified Parties”) of Spectrum, HRG or their respective subsidiaries as provided in the Spectrum and HRG charters, the Spectrum and HRG bylaws, organizational documents of each subsidiary of Spectrum and HRG or in any contract to which Spectrum, HRG or any of their subsidiaries are a party (in each case as applicable) as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time, whether claimed prior to, at or after the Effective Time (including matters arising in connection with the transactions contemplated by the Merger Agreement), shall, (i) in the case of HRG, continue in full force and effect following Effective Time, and (ii) in the case of Spectrum, be assumed by the surviving corporation and shall continue in full force and effect following the Effective Time. From and after the Effective Time, HRG shall, and shall cause the surviving corporation (as applicable) to indemnify, defend and hold harmless, and advance expenses to Spectrum and HRG D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with the Merger Agreement or the transactions contemplated thereby), to the fullest extent that such party would be permitted by applicable law and to the fullest extent required by the Spectrum or HRG charters, the Spectrum and HRG bylaws, the organizational documents of Spectrum’s or HRG’s subsidiaries, or in any contract to which Spectrum or HRG, or any of their respective subsidiaries are a party (in each case as applicable) as in effect on the date of the Merger Agreement.

The Merger Agreement also provides that the organizational documents of the surviving corporation, for a period of six years after the Effective Time, must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Spectrum as of the date of the Merger Agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the Spectrum D&O Indemnified Parties.

The Merger Agreement also provides that the organizational documents of HRG, for a period of six years after the Effective Time, must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of HRG as of the date of the Merger Agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the HRG D&O Indemnified Parties.

Unless each of HRG and Spectrum shall have purchased a “tail” policy prior to the Effective Time as provided below, for a period of six years after the Effective Time, HRG shall cause to be maintained in effect for the benefit of HRG and Spectrum’s respective D&O Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for each party that provides coverage for acts or omissions occurring prior to the Effective Time covering each such person currently covered by the officers’ and directors’ liability insurance policy of each party on terms with respect to coverage and in amounts no less favorable than those of each party’s directors’ and officers’ insurance policy in effect on the date of the Merger Agreement. However, the premium for such tail policy may not exceed 300% of the annual premium paid by each party for its directors’ and officers’ insurance coverage existing as of the date of the Merger Agreement. If the premium for such tail policy would exceed such maximum premium, each party will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium.

Tax Matters

Under the terms of the Merger Agreement, the parties have agreed as follows:

•	HRG shall challenge, pursuing all available means, any known attempts to violate, and shall not knowingly fail to enforce, the restrictions set forth in Article XII of the HRG Charter.

•	Each of HRG and Spectrum shall, and shall cause each of its subsidiaries to, use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the tax opinions described in “—Conditions to Completion of the Merger” (the “Closing Tax Opinions”), the tax opinions described in the second to last bullet below, and any similar opinions required to be attached as exhibits to the Form S-4, including by delivering to applicable tax counsel a tax representation letter dated as of the closing date of the transaction (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to such tax counsel.

•	Each of HRG and Spectrum shall not, and shall cause each of its subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or the issuance of any of the Closing Tax Opinions.

•	HRG shall not cause or permit Merger Sub 2 to elect to be treated, for U.S. federal income tax purposes, as other than an entity disregarded as separate from HRG.

•	Any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording or other similar tax with respect to the transactions contemplated by the Merger Agreement shall be borne by the surviving corporation and expressly shall not be a liability of the stockholders of Spectrum.

•	Unless otherwise agreed in writing by HRG and Spectrum, then notwithstanding anything to the contrary in the Merger Agreement, HRG, the surviving corporation and Merger Sub 2 shall not consummate the Second Merger if (and only if) either HRG or Spectrum (or both) shall have received and provided to the other, on the closing date of the Merger but prior to the Effective Time, a Closing Tax Opinion to the effect that, for U.S. federal income tax purposes and assuming that the Second Merger does not occur, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each party shall cooperate and keep the other parties reasonably apprised with regard to all issues and considerations arising out of the Second Merger Opt-Out Condition, including, without limitation, whether each such party anticipates receiving a Closing Tax Opinion that would satisfy such condition reasonably in advance of the closing of the Merger.

•	HRG shall promptly notify Spectrum upon becoming actually aware of any Proposed Transfer or Transfer (as such term is defined in the HRG Charter) occurring after the date of the Merger Agreement that was pre-approved by the HRG board of directors, including any notification received by HRG in connection with any proposed transfer pursuant to (i) the CF Turul Preapproval (as such term is defined in the resolutions of the HRG board of directors dated May 30, 2015) and (ii) the HCP Preapproval (as such term is defined in the resolutions of the HRG board of directors dated July 13, 2015).

Spectrum Stockholders Agreement; Registration Rights Agreement

The parties agree that from and after the Effective Time, the following agreements shall be, without any further action by the parties to the Merger Agreement, terminated and no longer effective: (i) the Existing Stockholder Agreement, and (ii) the Existing Registration Rights Agreement.

Prior to the Effective Time, HRG agreed not to (i) exercise its rights under the Existing Stockholders Agreement or (ii) make any request, demand or other assertion of its rights as the Significant Stockholder (as such term is defined in the Existing Stockholders Agreement) under Article 6.2(a) of the Spectrum Certificate of Incorporation, in each case unless and until the Merger Agreement is terminated in accordance with its terms.

At or prior to the Effective Time, HRG will have entered into the Post-Closing Registration Rights Agreement with the other parties thereto.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:

•	each of Spectrum and HRG to cooperate with each other in connection with the preparation of this joint proxy statement/prospectus;

•	each of Spectrum and HRG to provide the other party and its representatives with reasonable access to such party’s properties, books, contracts, records and information concerning its businesses, properties and personnel, provided that all such information shall be held confidential in accordance with the terms of the confidentiality agreement executed by the parties;

•	each of Spectrum and HRG to cooperate with each other in the defense or settlement of any action relating to the transactions contemplated by the Merger Agreement which is brought or threatened in writing against (i) HRG, any of its subsidiaries or any of their respective directors or officers or (ii) Spectrum, any of its subsidiaries or any of their respective directors or officers. Each party has agreed to (i) keep the other party reasonably and promptly informed of any developments in connection with such litigation, and (ii) refrain from compromising, settling, consenting to any order or entering into any agreement in respect of any litigation without the other party’s prior consent (which consent may not be unreasonably withheld or delayed);

•	each of Spectrum and HRG to notify the other party upon obtaining knowledge of certain events including, among other things, (i) any action described in the bullet above; (ii) any change, condition or event that to its knowledge would prevent or would reasonably be expected to prevent satisfaction of any closing conditions set forth under the section “—Conditions to Completion of the Merger”; (iii) any written notice received by such party from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated by the Merger Agreement; or (iv) any material inaccuracy, misstatement or omission relating to the HRG Closing Certificate or HRG capitalization certificate;

•	each of Spectrum and HRG to consult with each other before issuing, and to give each other a reasonable opportunity to review and comment upon, any press release or other public statements, in each case with respect to the Merger Agreement and the transactions contemplated thereby (other than in connection with an Adverse Recommendation Change, Acquisition Proposal, Superior Proposal, Intervening Event or information related thereto);

•	each of Spectrum and HRG to cooperate with each other in taking all actions necessary to delist shares of Spectrum Common Stock from the NYSE and to terminate such shares’ registration under the Exchange Act as of, or as promptly as practicable after, the Effective Time;

•	each of Spectrum and HRG to use its reasonable best efforts to take all action necessary so that no takeover law is or becomes applicable to the Merger Agreement, the Spectrum Support Agreement, the HRG Support Agreements, the Post-Closing Stockholder Agreement, the Merger, the HRG Share Issuance, the HRG Charter Amendment or any of the transactions contemplated thereby and in the event that any takeover law does or becomes applicable, each of Spectrum and HRG to use its reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such takeover law with respect to the Merger Agreement or any of the transactions contemplated thereby;

•	each of Spectrum and HRG to take all steps as may be reasonably necessary or appropriate to cause each individual who will become subject to reporting requirements under Section 16(a) of the Exchange Act as a result of the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 of the Exchange Act; and

•	HRG will cause its subsidiaries to, and will use its reasonable best efforts to cause its and their respective representatives to, provide any reasonable cooperation and assistance as may be requested by Spectrum from time to time prior to the closing of the Merger in connection with any permitted financing or refinancing activities undertaken by Spectrum in connection with the transactions contemplated by the Merger Agreement (including with respect to existing indebtedness of HRG).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time in any of the following ways:

•	by mutual written consent of HRG and Spectrum;

•	by either HRG or Spectrum, if:

•	the closing of the Merger has not occurred on or before October 8, 2018 (the “Outside Date”), provided that such right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any of such party’s obligations under the Merger Agreement was a proximate cause of the failure of the closing of the Merger to have occurred by the Outside Date;

•	any court of competent jurisdiction or other governmental entity shall have issued a judgment, order, injunction, rule, law or decree, or taken any other action, restraining, enjoining or otherwise prohibiting any of the HRG Charter Amendment, the HRG Share Issuance or the Merger and such judgment, order, injunction, rule, law, decree or other action shall have become final and nonappealable; provided that such right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any of such party’s obligations under the Merger Agreement was the principal cause of such judgment, order, injunction, rule, law, decree or other action;

•	approval of the Spectrum Merger Proposal has not been obtained at the Spectrum Special Meeting or at any adjournment or postponement therefore in accordance with the Merger Agreement; or

•	approvals of the HRG Required Proposals have not been obtained at the HRG Special Meeting or at any adjournment or postponement therefore in accordance with the Merger Agreement; or

•	by HRG, if:

•	Spectrum shall have materially breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Spectrum shall have been untrue as of the date of the Merger Agreement or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing of the Merger (A) would result in the failure of any of the applicable closing conditions relating to accuracy of its representations and warranties or performance of its covenants to be satisfied and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) forty-five days after the receipt of written notice by Spectrum from HRG of such breach or failure; provided that HRG shall not have such right to terminate the Merger Agreement if, at the time of delivery of such written notice, HRG or Merger Sub shall have materially breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or any of its representations or warranties shall have been untrue as of the date of the Merger Agreement or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing of the Merger, would result in the failure of any of the applicable closing conditions relating to accuracy of its representations and warranties or the performance of its covenants to be satisfied; or

•	Spectrum’s board of directors makes an Adverse Recommendation Change; or

•	by Spectrum, if:

•	HRG or Merger Sub shall have materially breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of HRG or Merger Sub shall have been untrue as of the date of the Merger Agreement or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing of the Merger (A) would result in the failure of any of the applicable closing conditions relating to accuracy of its representations and warranties or performance of its covenants to be satisfied and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) forty-five days after the receipt of written notice by HRG from Spectrum of such breach or failure; provided that Spectrum shall not have such right to terminate the Merger Agreement if, at the time of delivery of such written notice, Spectrum shall have materially breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or any of its representations or warranties shall have been untrue as of the date of the Merger Agreement or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing of the Merger, would result in the failure of any of the applicable closing conditions relating to accuracy of its representations and warranties or the performance of its covenants to be satisfied; or

•	HRG’s board of directors makes an Adverse Recommendation Change.

If the Merger Agreement is validly terminated, the Merger Agreement will immediately become void and of no force or effect without liability or obligation of any party (or any affiliate or representative of any party) to any other party, except that certain designated provisions will survive termination; provided, however, that no such termination will relieve any party from any liability for damages resulting from any material breach of the Merger Agreement by such party that is a consequence of an act by such party, or the failure of such party to take an act, with the knowledge, or in circumstances where such party should reasonably have known, that the taking of, or the failure to take, such act would constitute a material breach of the Merger Agreement or from amounts payable pursuant to “—Fees and Expenses,” below, in which case the non-breaching party will be entitled to all rights and remedies available at law or equity.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees or expenses, whether or not the closing of the Merger occurs. Notwithstanding the foregoing, Spectrum will pay any SEC filing fees, exchange agent or transfer agent fees and expenses, any amounts incurred by HRG or any of its subsidiaries in connection with the financing cooperation contemplated by the Merger Agreement and any fees payable to any stock exchange or to FINRA in connection with the Merger Agreement and the transactions contemplated thereby (the “Spectrum Fees”).

The Spectrum Special Committee

Until the Effective Time, each of the following actions by Spectrum or by the board of directors of Spectrum may be effected only if such action is recommended by or taken at the direction of the Spectrum Special Committee: (a) any action by Spectrum or its board of directors with respect to any amendment or waiver of any provision of the Merger Agreement; (b) termination of the Merger Agreement by Spectrum or its board of directors; (c) extension by Spectrum or its board of directors of the time for the performance of any of the obligations or other acts of HRG or Merger Sub, or any waiver or assertion of any of Spectrum’s rights under the Merger Agreement; or (d) any other approval, agreement, authorization, consent or other action by Spectrum or its board of directors with respect to the Merger Agreement or the transactions contemplated thereby.

Specific Performance

The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.

Third-Party Beneficiaries

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any legal or equitable rights, benefits or remedies, except the right of the indemnified persons to enforce the obligations described under “—Indemnification, Exculpation and Insurance.”

Amendments; Waivers

Any provision of the Merger Agreement may be amended by action taken or authorized by each of their respective boards of directors if the amendment is in writing and signed by each party to the Merger Agreement (except that after approvals of the Spectrum Merger Proposal and the HRG Required Proposals have been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Spectrum or the stockholders of HRG, as applicable, under applicable law without such approval having first been obtained).

The parties may, by action taken or authorized by their respective boards of directors, subject to applicable law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant hereto or (c) waive compliance with any of the agreements or the satisfaction of conditions of the other parties contained in the Merger Agreement (except with respect to the condition set forth in item (ii) of the first bullet under “—Conditions to Completion of the Merger” above, which is not waivable).

Amendment No. 1 to Agreement and Plan of Merger

On June 8, 2018, Spectrum, HRG and Merger Sub entered into Amendment No. 1 to the Merger Agreement, which made certain modifications to the form of the Amended HRG Charter to (i) give effect to the resignation of Andreas Rouvé as a member of the Spectrum board of directors, and (ii) make certain clarifying changes in connection with the preapprovals granted to certain large institutional advisors from the transfer restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter, as discussed under “The Merger—Interests of HRG’s Directors and Offices in the Merger—Rights of Certain Stockholders” and “Questions and Answers about the Merger and the Special Meetings—What will happen if a person would become a holder of more than 4.9% of the HRG securities as a result of the Merger?” and as described in HRG’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018 and Spectrum’s Current Report on Form 8-K dated June 8, 2018 and filed with the SEC on June 8, 2018. The form of the Amended HRG Charter, as amended by the amendments provided for in Amendment No. 1, is attached as Annex C to this joint proxy statement/prospectus.

Description of the HRG Voting Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the HRG Voting Agreement entered into between HRG and Spectrum. The following summary is qualified in its entirety by reference to the complete text of the HRG Voting Agreement, which is attached as Annex G to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the HRG Voting Agreement in its entirety.

On February 24, 2018, in connection with the execution of the Merger Agreement, HRG and Spectrum entered into the HRG Voting Agreement. As of the HRG Record Date, HRG held approximately 62% of the outstanding Spectrum Common Stock.

Pursuant to the terms of the HRG Voting Agreement, HRG agreed to vote or exercise its right to consent with respect to all the shares of Spectrum Common Stock that it is entitled to vote (“HRG Owned Shares of Spectrum Common Stock”) (i) in favor of the Spectrum Merger Proposal and (ii) against any (a) Acquisition Proposal in respect of Spectrum, (b) reorganization, recapitalization, liquidation or winding up of Spectrum or any other extraordinary transaction involving Spectrum, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Spectrum contained in the Merger Agreement or HRG contained in the HRG Voting Agreement or (iii) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the HRG Voting Agreement, HRG agreed not to sell any of the Owned shares of Spectrum Common Stock or to become the beneficial owner of any additional shares of Spectrum Common Stock prior to the consummation of the Merger.

Pursuant to the terms of the HRG Voting Agreement, HRG agreed not to, without the prior written consent of Spectrum, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any HRG Owned Shares of Spectrum Common Stock or (ii) transfer any HRG Owned Shares of Spectrum Common Stock during the term of the HRG Voting Agreement; provided that, (x) HRG may transfer HRG Owned Shares of Spectrum Common Stock to an affiliate so long as such affiliate delivers to Spectrum prior to such transfer a written undertaking, in a form reasonably satisfactory to Spectrum, that it will be bound by the terms of the HRG Voting Agreement and (y) the foregoing shall not apply to any pledge of the HRG Owned Shares of Spectrum Common Stock under HRG’s existing 2017 Loan agreement (as may be extended or replaced to the extent permitted under the Merger Agreement).

The HRG Voting Agreement and the obligations thereunder terminate upon the earliest to occur of (a) the mutual written consent of the parties thereto, (b) the Effective Time and (c)  the termination of the Merger Agreement in accordance with its terms.

Description of the Voting Agreements

This section of the joint proxy statement/prospectus describes certain material terms of the Voting Agreements entered into by certain stockholders of HRG. The following summary is qualified in its entirety by reference to the complete text of the Voting Agreements, which are attached as Annexes H and I to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the Voting Agreements in their entirety.

Fortress Voting Agreement

On February 24, 2018, in connection with the execution of the Merger Agreement, Fortress and HRG entered into the Fortress Voting Agreement.

As of the date of the Fortress Voting Agreement, Fortress held approximately 16% of the outstanding HRG Common Stock and the sole outstanding share of HRG Series A Preferred Stock.

Pursuant to the terms of the Fortress Voting Agreement, Fortress agreed to vote or exercise its right to consent with respect to the HRG Series A Preferred Stock and all the shares of HRG Common Stock that it is entitled to vote (the “Fortress Owned Shares of HRG Common Stock”) (i) in favor of the HRG Required Proposals and (ii) against any (a) Acquisition Proposal in respect of HRG, (b) reorganization, recapitalization, liquidation or winding up of HRG or any other extraordinary transaction involving HRG, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of HRG contained in the Merger Agreement or Fortress contained in the Fortress Voting Agreement or (d) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, Fortress is not required to vote or exercise its right to consent any Fortress Owned Shares of HRG Common Stock or the HRG Series A Preferred Stock to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein in any such case, in a manner that (i) reduces the Share Combination Ratio or increases the Merger Consideration to be paid to the stockholders of Spectrum in the Merger, (ii) adversely affects the tax consequences to Fortress with respect to the consideration to be received in the Merger, (iii) alters or changes the form of the HRG Charter Amendment or the obligation for HRG to adopt the HRG Charter Amendment, in each case in a manner materially adverse to Fortress or (iv) extends the Outside Date or imposes any additional conditions or obligations that would reasonably be expected to delay the consummation of the Merger beyond the Outside Date (each, a “Fortress Adverse Amendment”).

Pursuant to the terms of the Fortress Voting Agreement, Fortress agreed not to, without the prior written consent of HRG, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Fortress Owned Shares of HRG Common Stock or the HRG Series A Preferred Stock or (ii) transfer any Fortress Owned Shares of HRG Common Stock or the HRG Series A Preferred Stock during the term of the Fortress Voting Agreement; provided that, subject to Article XII of the HRG Charter, (x) Fortress may transfer Fortress Owned Shares of HRG Common Stock or the HRG Series A Preferred Stock to an affiliate so long as such affiliate delivers to HRG prior to such transfer a written undertaking, in a form reasonably satisfactory to Spectrum, that it will be bound by the terms of the Fortress Voting Agreement.

Pursuant to the terms of the Fortress Voting Agreement, Fortress and HRG have also agreed that, effective as of immediately prior to the Charter Amendment Effective Time, but conditioned upon the occurrence of the Charter Amendment Effective Time, (a) Fortress shall transfer to HRG, and HRG shall acquire from Fortress, for no additional consideration, the share of HRG Series A Preferred Stock, (b) that certain Securities Purchase Agreement, dated May 12, 2011, by and among Harbinger Group Inc. (as predecessor to HRG), Fortress, PECM Strategic Funding L.P., Providence TMT Debt Opportunity Fund II, L.P. and Wilton Re Holdings Limited, shall be terminated without liability or obligation of any party thereto and (c) HRG will enter into the Post-Closing Registration Rights Agreement with Fortress and the other parties thereto.

Furthermore, the Fortress Voting Agreement includes certain additional share repurchase restrictions by the parties thereto in furtherance of the preservation of certain tax attributes of HRG. In general, HRG has agreed to inform Fortress of any transactions involving a repurchase of shares of HRG Common Stock and not to (a) repurchase any shares that could cause a Fortress transfer of shares that would otherwise be permitted pursuant to the HRG Charter Amendment to result in an “ownership change” within the meaning of Section 382 of the Code or (b) repurchase any shares without assuring Fortress that the number of shares Fortress is permitted to repurchase pursuant to the HRG Charter Amendment will not be reduced as a result of such repurchase.

The Fortress Voting Agreement and the obligations thereunder (other than certain provisions unrelated to the voting of any HRG Series A Preferred Stock or Fortress Owned Shares of HRG Common Stock that survive until a later specified expiration date) terminate upon the earliest to occur of (a) the mutual written consent of the parties thereto, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, (d) the date of any Fortress Adverse Amendment and (e) the date of any Adverse Recommendation Change.

Spectrum is an express third party beneficiary of the Fortress Voting Agreement and no provision of the Fortress Voting Agreement may be amended or waived without the prior written consent of Spectrum.

Leucadia Voting Agreement

On February 24, 2018, in connection with the execution of the Merger Agreement, Leucadia and HRG entered into the Leucadia Voting Agreement. As of the date of the Leucadia Voting Agreement, Leucadia held approximately 23% of the outstanding HRG Common Stock.

Pursuant to the terms of the Leucadia Voting Agreement, Leucadia agreed to vote or exercise its right to consent with respect to all the shares of HRG Common Stock that it is entitled to vote (the “Leucadia Owned Shares of HRG Common Stock”) (i) in favor of the HRG Required Proposals and (ii) against any (a) Acquisition Proposal in respect of HRG, (b) reorganization, recapitalization, liquidation or winding up of HRG or any other extraordinary transaction involving HRG, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of HRG contained in the Merger Agreement or Leucadia contained in the Leucadia Voting Agreement or (d) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, Leucadia is not required to vote or exercise its right to consent any Leucadia Owned Shares of HRG Common Stock to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein in any such case, in a manner that (i) reduces the Share Combination Ratio or increases the Merger Consideration to be paid to the stockholders of Spectrum in the Merger, (ii) adversely affects the tax consequences to Leucadia with respect to the consideration to be received in the Merger, (iii) alters or changes the form of the HRG Charter Amendment or the obligation for HRG to adopt the HRG Charter Amendment, in each case in a manner materially adverse to Leucadia or (iv) extends the Outside Date or imposes any additional conditions or obligations that would reasonably be expected to delay the consummation of the Merger beyond the Outside Date (each, a “Leucadia Adverse Amendment”).

Pursuant to the terms of the Leucadia Voting Agreement, Leucadia agreed not to, without the prior written consent of HRG, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Leucadia Owned Shares of HRG Common Stock or (ii) transfer any Leucadia Owned Shares of HRG Common Stock during the term of the Leucadia Voting Agreement; provided that, subject to Article XII of the HRG Charter, (x) Leucadia may transfer Leucadia Owned Shares of HRG Common Stock to an affiliate so long as such affiliate delivers to HRG prior to such transfer a written undertaking, in a form reasonably satisfactory to Spectrum, that it will be bound by the terms of the Leucadia Voting Agreement.

The Leucadia Voting Agreement and the obligations thereunder terminate upon the earliest to occur of (a) the mutual written consent of the parties thereto, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, (d) the date of any Leucadia Adverse Amendment and (e) the date of any Adverse Recommendation Change.

Spectrum is an express third party beneficiary of the Leucadia Voting Agreement and no provision of the Leucadia Voting Agreement may be amended or waived without the prior written consent of Spectrum.

Description of the Post-Closing Stockholder Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the Post-Closing Stockholder Agreement entered into between HRG and Leucadia. The following summary is qualified in its entirety by reference to the complete text of the Post-Closing Stockholder Agreement, which is attached as Annex F to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the Post-Closing Stockholder Agreement in its entirety.

On February 24, 2018, in connection with the execution of the Merger Agreement, Leucadia and HRG entered into the Post-Closing Stockholder Agreement, which will become effective as of the closing of the Merger (other than certain miscellaneous provisions relating to amendments, waivers and third party beneficiaries, which became effective as of the date of the Post-Closing Stockholder Agreement).

Leucadia Nominee and Independent Designee

Pursuant to the terms of the Post-Closing Stockholder Agreement, from and after the Effective Time, Leucadia will have the right to designate one individual to be nominated as a member of the HRG board of directors (the “Leucadia Nominee”) until the earliest to occur of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Effective Time and (B) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding. If at any time following the Effective Time (i) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, or (iii) the 60 month anniversary of the Effective Time has passed and Leucadia and its subsidiaries in the aggregate at such time own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, then the Leucadia Nominee (to the extent a Leucadia Nominee is then serving on the HRG board of directors) will, and Leucadia will cause the Leucadia Nominee to, promptly resign from the HRG board of directors. Subject to the other provisions of the Post-Closing Stockholder Agreement, HRG will include the Leucadia Nominee on HRG’s slate of nominees for election as directors at any applicable meeting of stockholders at which directors are to be elected and will, to the fullest extent permitted by applicable law, use its reasonable best efforts to cause the Leucadia Nominee to be elected and maintained in office as a director (including, without limitation, using its reasonable best efforts to solicit from the stockholders of HRG eligible to vote for the election of directors proxies in favor of the election of the Leucadia Nominee at any meeting of stockholders held to elect directors). Subject to the other provisions of the Post-Closing Stockholder Agreement, if a Leucadia Nominee resigns or is otherwise unavailable to serve as a director, Leucadia will have the exclusive right to designate the replacement for the Leucadia Nominee for so long as Leucadia has the right to designate a Leucadia Nominee and HRG will, consistent with its obligations set forth in the immediately preceding sentence, cause any such replacement Leucadia Nominee to be promptly appointed or elected to the HRG board of directors.

In the event that, at any point during such person’s initial term as a director, the Independent Designee appointed pursuant to the Merger Agreement is unable or unwilling to serve as a director as a result of illness, death, resignation, removal or any other reason, Leucadia shall have the right to designate an individual who satisfies the Independent Designee Requirements be appointed by the HRG board of directors to fill such Independent Designee’s seat and serve the remainder of such Independent Designee’s term. The individual designated and appointed pursuant to this paragraph shall thereafter be the Independent Designee for purposes of the Post-Closing Stockholder Agreement. This paragraph shall cease to apply from and after the time at which Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time.

Notwithstanding anything to the contrary contained in the Post-Closing Stockholder Agreement, neither HRG nor the HRG board of directors will be under any obligation to nominate or appoint to the HRG board of directors, or solicit votes for, any person pursuant to Post-Closing Stockholder Agreement in the event that the HRG board of directors reasonably determines that (i) the election of such person to the HRG board of directors would cause HRG to not be in compliance with applicable law, (ii) such person has been the subject of any event required to be disclosed pursuant to Items 2(d) or 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K of the 1934 Securities Act (for the avoidance of doubt, excluding bankruptcies) involving an act of moral turpitude by such individual or is subject to any order, decree or judgment of any governmental entity prohibiting service as a director of any public company, or (iii) such person fails to complete reasonable and customary onboarding documentation, including providing reasonably required information to HRG, in each case to the extent such requirements are consistent with those applicable to the other members of the HRG board of directors. In the event a person nominated by Leucadia as a Leucadia Nominee is not nominated or appointed to the HRG board of directors as a result of a failure to satisfy any of the requirements described in clauses (i) through (iii) of the immediately preceding sentence, Leucadia will be permitted to designate a replacement Leucadia Nominee (which replacement Leucadia Nominee will also be subject to the requirements of this paragraph).

Notwithstanding anything to the contrary contained in the Post-Closing Stockholder Agreement, neither HRG nor the HRG board of directors will be under any obligation to nominate or appoint to the HRG board of directors, or solicit votes for, any person nominated by Leucadia as an Independent Designee pursuant to the Post-Closing Stockholder Agreement in the event that the HRG board of directors reasonably determines that such individual (A) does not qualify as an “independent director” of HRG under Rule 303A(2) of the NYSE Listed Company Manual, (B) is, or within the three years prior to such time has been, a director, officer, or employee of the HRG, Leucadia, Fortress Parent, or any of their respective successors or its or their respective subsidiaries, (C) is as of such time a director, officer or employee of a hedge fund or an investment bank or (D) does not meet the requirements of clauses (i) through (iii) of the preceding paragraph. In the event a person nominated by Leucadia as an Independent Designee is not nominated or appointed to the HRG board of directors as a result of a failure to satisfy any of the requirements described in clauses (A) through (D) of the immediately preceding sentence, Leucadia will be permitted to designate a replacement Independent Designee (which replacement Independent Designee will also be subject to the requirements of this paragraph).

Leucadia Standstill

Pursuant to the Post-Closing Stockholder Agreement, from the Effective Time until such time as both (i) Leucadia and its subsidiaries no longer in the aggregate own at least 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time and (ii) a Leucadia Nominee is no longer serving as a director, Leucadia will not, and will cause its subsidiaries and representatives acting on its and its respective subsidiaries’ behalf not to, directly or indirectly (including through any arrangements with a third party), among other things:

•	acquire equity securities of HRG, if after giving effect to such acquisitions the aggregate HRG Common Stock beneficially owned by Leucadia and its subsidiaries exceeds 15% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding;

•	make, or in any way participate, directly or indirectly, in any solicitation of proxies, or seek to advise or influence any person with respect to the voting of any voting securities of HRG (other than in each case (x) Leucadia and its subsidiaries, (y) in accordance with and consistent with the recommendation of the HRG board of directors or (z) with respect to the election of the Leucadia Nominee);

•	authorize or commence any tender offer or exchange offer for voting securities of HRG without the prior written consent of the HRG board of directors;

•	form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, for the purpose of voting, acquiring, holding or disposing of, any voting securities of HRG;

•	submit to the HRG board of directors a written proposal for or offer of, with or without conditions, any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving HRG or any of its subsidiaries or any of its or their respective securities or assets, or make any public announcement with respect to such proposal or offer;

•	request HRG or any of its subsidiaries, directly or indirectly, to amend or waive any provision of the Post-Closing Stockholder Agreement;

•	contest the validity or enforceability of any provision contained in the Post-Closing Stockholder Agreement;

•	call, or seek to call, a meeting of the stockholders of HRG or initiate any stockholder proposal, or initiate or propose any action by written consent, in each case for action by the stockholders of HRG;

•	nominate candidates for election to the HRG board of directors or otherwise seek representation on the HRG board of directors (except as expressly set forth in the Post-Closing Stockholder Agreement) or seek the removal of any member of the HRG board of directors (except for the Leucadia Nominee); or

•	take any action that would reasonably be expected to require the HRG to make a public announcement regarding the possibility of a transaction.

The standstill provisions are subject to certain exceptions as set forth in the Post-Closing Stockholder Agreement.

Other Terms

Furthermore, the Post-Closing Stockholder Agreement includes certain additional share repurchase and sale restrictions by the parties thereto in furtherance of the preservation of certain tax attributes of HRG. In general, HRG has agreed to inform Leucadia of any transactions involving a repurchase of shares of HRG Common Stock and not to (a) repurchase any shares that could cause a Leucadia transfer of shares that would otherwise be permitted pursuant to the HRG Charter Amendment to result in an “ownership change” within the meaning of Section 382 of the Code or (b) repurchase any shares without assuring Leucadia that the number of shares Leucadia is permitted to repurchase pursuant to the HRG Charter Amendment will not be reduced as a result of such repurchase.

Pursuant to the terms of the Merger Agreement, prior to the Effective Time, without the prior written approval of Spectrum, HRG will not modify, amend, terminate, or cancel or waive, or release or otherwise forego any right under, or agree to modify, amend, terminate, or cancel or waive, or release or otherwise forego any right under, the Post-Closing Stockholder Agreement.

Description of Letter Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the Letter Agreement. The following summary is qualified in its entirety by reference to the complete text of the Letter Agreement, which is attached as Annex J to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the Letter Agreement in its entirety.

Pursuant to the Letter Agreement, Leucadia and Fortress may jointly propose to HRG a one-time reapportionment of the unutilized portions of the Leucadia Cushion Amount and the CF Turul Cushion Amount (each as defined in the Amended HRG Charter), as between Leucadia and Fortress, which HRG will approve if the reapportionment meets certain conditions. Generally, the Amended HRG Charter would exempt certain transfers by Leucadia and Fortress from the transfer restrictions contained therein to the extent of the Leucadia Cushion Amount and the CF Turul Cushion Amount, respectively.

Description of the Post-Closing Registration Rights Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the form of Post-Closing Registration Rights Agreement. The following summary is qualified in its entirety by reference to the complete text of the form of Post-Closing Registration Rights Agreement, which is included as Exhibit E to the Merger Agreement, and incorporated by reference into this joint proxy statement/prospectus. We urge you to read the form of Post-Closing Registration Rights Agreement in its entirety.

Upon consummation of the Merger, Fortress, Leucadia and HRG will enter into the Post-Closing Registration Rights Agreement in respect of the Registrable Securities. Fortress, Leucadia and their permitted transferees will be entitled to certain registration rights described in the Post-Closing Registration Rights Agreement, including, among other things, customary registration rights, including demand and piggy-back rights, subject to cut-back and holdback provisions. HRG will bear the expenses incurred in connection with the filing of any such registration statements, except that (i) certain underwriting fees, discounts, selling commissions, underwriter expenses and stock transfer taxes associated with the sale of shares of HRG Common Stock held by Fortress, Leucadia or their permitted transferees will be borne pro rata by such selling stockholders and (ii) HRG will bear no more than 50% of costs and expenses associated with any “road shows” or related travel.

Under the Post-Closing Registration Rights Agreement, after the consummation of the Merger, HRG will be required to use its commercially reasonable efforts to have and maintain an effective shelf registration statement covering the resale of all of the Registrable Securities requested to be included by holders of Registrable Securities who have provided a required notice and other information reasonably requested by HRG, on a delayed or continuous basis. In furtherance thereof, HRG must use its commercially reasonable efforts to (i) file with the SEC an initial shelf registration statement as promptly as practicable on or prior to the 30th day following the date of consummation of the Merger and (ii) cause the initial shelf registration statement to become effective on or prior to the 90th day after the registration statement is filed with the SEC.

The Post-Closing Registration Rights Agreement will replace and supersede that certain registration rights agreement, dated as of May 12, 2011, by and among Harbinger Group Inc. (as predecessor to HRG), Fortress, Providence TMT Debt Opportunity Fund II, L.P., PECM Strategic Funding L.P. and Wilton Re Holdings Limited.

Description of the Spectrum Rights Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the Spectrum Rights Agreement. The following summary is qualified in its entirety by reference to the complete text of the Spectrum Rights Agreement, which is attached as Annex K to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the Spectrum Rights Agreement in its entirety.

The Spectrum board of directors declared a dividend of one Spectrum Right, payable on March 8, 2018, for each share of Spectrum Common Stock outstanding on the Spectrum Rights Dividend Record Date to the stockholders of record on that date. In connection with the distribution of the Rights, Spectrum entered into the Spectrum Rights Agreement with Computershare Trust Company, N.A., as rights agent. The Spectrum Rights Agreement is intended to protect Spectrum stockholder interests in connection with the Merger by preserving the value of HRG’s substantial net operating and capital loss carryforwards. Each Spectrum Right entitles the registered holder to purchase from Spectrum one one-thousandth of a Series R Preferred Share at a price of $462.00 per one one-thousandth of a Series R Preferred Share represented by a Spectrum Right, subject to adjustment. The Spectrum Rights will expire on the earlier of (i) close of business on the one-year anniversary of the date of the Spectrum Rights Agreement and (ii) immediately prior to the Effective Time. The Spectrum Rights Agreement may also be terminated, or the Spectrum Rights may be redeemed, prior to the scheduled expiration of the Spectrum Rights Agreement under certain other circumstances.

As discussed in more detail under “The Merger—Rights Agreements,” on April 26, 2018, the Spectrum board of directors granted an exemption to members of one of the Fund Families, determining that each such member shall be deemed to be an “Exempt Person” (as defined in the Spectrum Rights Agreement).

Description of the HRG Rights Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the HRG Rights Agreement. The following summary is qualified in its entirety by reference to the complete text of the HRG Rights

Agreement, which is attached as Annex L to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the HRG Rights Agreement in its entirety.

On February 24, 2018, the HRG board of directors declared a dividend of one HRG Right, payable on March 8, 2018, for each outstanding share of HRG Common Stock outstanding on the HRG Rights Dividend Record Date to the stockholders of record on that date. Each HRG Right entitles the registered holder to purchase from HRG one one-thousandth of a Series B Preferred Share at a price of $71.55 per one one-thousandth of a Series B Preferred Share represented by an HRG Right, subject to adjustment. The HRG Rights will expire on the earlier of (i) the close of business on the one-year anniversary date of the date of the HRG Rights Agreement and (ii) the close of business on the date which is 60 days following the termination of the Merger Agreement in accordance with its terms. The HRG Rights Agreement may also be terminated, or the HRG Rights may be redeemed, prior to the scheduled expiration of the HRG Rights Agreement under certain other circumstances. The description and terms of the HRG Rights are set forth in the HRG Rights Agreement.

The HRG Rights Agreement is intended to, among other things, discourage an “ownership change” within the meaning of Section 382 of the Code and thereby preserve the current ability of HRG to utilize certain net operating loss carryovers and other tax benefits of HRG and its subsidiaries.

As discussed in more detail under “The Merger—Rights Agreements,” on May 2, 2018, the HRG board of directors granted an exemption to members of each of the Fund Families, determining that each shall be deemed to be an “Exempt Person” (as defined in the HRG Rights Agreement).

SPECTRUM AND HRG UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions, except per share amounts)

The following unaudited pro forma condensed consolidated financial statements for the six months ended March 31, 2018, the date of the latest publicly available interim financial information for HRG, and for the year ended September 30, 2017, the date of the latest publicly available annual financial information for HRG, gives effect to the Merger. In the unaudited pro forma condensed consolidated financial statements, the Merger will be accounted for as an acquisition of a non-controlling interest under ASC 810-10. Accordingly, the Merger will be measured based on HRG’s historical values.

The following unaudited pro forma condensed consolidated statement of financial position at March 31, 2018 is presented on a basis to reflect the Merger as if it had occurred on March 31, 2018. The following unaudited pro forma condensed consolidated statements of income for the year ended September 30, 2017 and the six months ended March 31, 2018 are presented on a basis to reflect the Merger as if it had occurred on October 1, 2016.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes to unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements and the notes to unaudited pro forma condensed consolidated financial statements are based on, and should be read in conjunction with HRG’s historical audited consolidated financial statements and notes thereto included in HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as revised in HRG’s Current Report on Form 8-K dated March 30, 2018, HRG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as revised in Spectrum’s Current Report on Form 8-K dated March 30, 2018, and Spectrum’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2018.

HRG’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed financial statements to give effect to pro forma events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed statement of operations, expected to have a continuing impact on results. The resulting pro forma condensed consolidated financial statements do not include any adjustments related to cost savings, operating synergies, tax benefits or revenue enhancements (or the necessary costs to achieve such benefits) that are expected to result from the Merger.

The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the Merger. The unaudited pro forma condensed financial statements are provided for illustrative purposes only and do not purport to represent what actual results of operations or the consolidated financial position would have been had the Merger occurred on the date assumed, nor are they necessarily indicative of our future consolidated results of operations or financial position.

HRG GROUP, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2018

(In millions)

	Beginning balance	Pro Forma adjustments	Notes	Total
ASSETS
Current assets:
Cash and cash equivalents	$758.8	$—		$758.8
Trade receivables, net	337.6	—		337.6
Other receivables, net	62.2	—		62.2
Inventories, net	610.5	—		610.5
Prepaid expenses and other current assets	60.2	—		60.2
Current assets of businesses held for sale	1,976.0	—		1,976.0

Total current assets	3,805.3	—		3,805.3
Property, plant and equipment, net	504.5	—		504.5
Goodwill	2,280.2	—		2,280.2
Intangibles, net	1,589.5	—		1,589.5
Deferred charges and other assets	60.8	352.5	(A)	413.3

Total assets	$8,240.3	$352.5		$8,592.8

LIABILITIES AND EQUITY
Current portion of long-term debt	$70.3	$—		$70.3
Accounts payable	360.7	31.3	(B)	392.0
Accrued wages and salaries	41.3	—		41.3
Accrued interest	62.6	—		62.6
Other current liabilities	129.0	—		129.0
Current liabilities of businesses held for sale	558.6	—		558.6

Total current liabilities	1,222.5	31.3		1,253.8
Long-term debt, net of current portion	5,248.4	—		5,248.4
Employee benefit obligations	38.8	—		38.8
Deferred tax liabilities	285.8	—		285.8
Other long-term liabilities	101.1	—		101.1

Total liabilities	6,896.6	31.3		6,927.9

Commitments and contingencies
HRG Group, Inc. shareholders’ equity:
Common stock	2.1	—		2.1
Additional paid-in capital	1,270.4	570.5	(C)	1,840.9
Accumulated (deficit) earnings	(455.6)	469.6	(A)(B)(C)	14.0
Accumulated other comprehensive loss	(125.3)	(75.4)	(C)	(200.7)

Total HRG Group, Inc. shareholders’ equity	691.6	964.7		1,656.3
Noncontrolling interest	652.1	(643.5)	(C)	8.6

Total shareholders’ equity	1,343.7	321.2		1,664.9

Total liabilities and equity	$8,240.3	$352.5		$8,592.8

HRG GROUP, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For The Six Months Ended March 31, 2018

(In millions, except per share data)

	Beginning balance	Pro Forma adjustments	Notes		Total
Revenues:
Net sales	$1,412.6	$—			$1,412.6
Operating costs and expenses:
Cost of goods sold	898.6	—			898.6
Selling, acquisition, operating and general expenses	458.5	(23.4)	(D)(E)		435.1

Total operating costs and expenses	1,357.1	(23.4)			1,333.7

Operating income	55.5	23.4			78.9
Interest expense	(143.1)	—			(143.1)
Other income, net	1.2	—			1.2

Loss from continuing operations before income taxes	(86.4)	23.4			(63.0)
Income tax benefit	(127.2)	5.8	(F)		(121.4)

Net income from continuing operations	40.8	17.6			58.4
Income from discontinued operations, net of tax	501.5	—			501.5

Net income	542.3	17.6			559.9
Less: Net income attributable to noncontrolling interest	72.0	(65.6)	(C)		6.4

Net income attributable to controlling interest	$470.3	$83.2			$553.5

Amounts attributable to controlling interest:
Net income from continuing operations	$(8.7)	$66.5			$57.8
Net income from discontinued operations	479.0	16.7			495.7

Net income attributable to controlling interest	$470.3	$83.2			$553.5

Net income per common share attributable to controlling interest:
Basic income from continuing operations	$(0.04)		(G	)	$1.05
Basic income from discontinued operations	2.38		(G	)	8.95

Basic	$2.34				$10.00

Diluted income from continuing operations	$(0.04)		(G	)	$1.04
Diluted income from discontinued operations	2.38		(G	)	8.92

Diluted	$2.34				$9.96

Weighted-average number of common shares outstanding
Basic	201.1				55.3
Diluted	201.1				55.6

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For The Year Ended September 30, 2017

(In millions, except per share data)

	Beginning balance	Pro Forma adjustments	Notes	Total
Revenues:
Net sales	$3,009.5	$—		$3,009.5
Net investment income	1.1	—		1.1

Total revenues	3,010.6	—		3,010.6
Operating costs and expenses:
Cost of goods sold	1,833.5	—		1,833.5
Selling, acquisition, operating and general expenses	894.1	(22.4)	(D)(E)	871.7

Total operating costs and expenses	2,727.6	(22.4)		2,705.2

Operating income	283.0	22.4		305.4
Interest expense	(309.9)	—		(309.9)
Other expense, net	(4.2)	—		(4.2)

Loss from continuing operations before income taxes	(31.1)	22.4		(8.7)
Income tax expense	38.1	7.8	(F)	45.9

Net loss from continuing operations	(69.2)	14.6		(54.6)
Income from discontinued operations, net of tax	342.4	—		342.4

Net income	273.2	14.6		287.8
Less: Net income attributable to noncontrolling interest	167.2	(122.3)	(C)	44.9

Net income attributable to controlling interest	$106.0	$136.9		$242.9

Amounts attributable to controlling interest:
Net loss from continuing operations	$(121.1)	$72.3		$(48.8)
Net income from discontinued operations	227.1	64.6		291.7

Net income attributable to controlling interest	$106.0	$136.9		$242.9

Net income per common share attributable to controlling interest:
Basic loss from continuing operations	$(0.61)		(G)	$(0.87)
Basic income from discontinued operations	1.14		(G)	5.18

Basic	$0.53			$4.31

Diluted loss from continuing operations	$(0.61)		(G)	$(0.87)
Diluted income from discontinued operations	1.14		(G)	5.18

Diluted	$0.53			$4.31

Weighted-average number of common shares outstanding
Basic	200.0			56.4
Diluted	200.0			56.4

HRG GROUP, INC. AND SUBSIDIARIES.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(In millions, except per share figures)

(1)	Basis of Presentation

The Merger will be accounted for as an acquisition of a non-controlling interest in accordance with ASC 810-10. In accounting for the Merger, HRG will apply its historical accounting policies and recognize the assets and liabilities of Spectrum at their respective historical values as of the closing date of the Merger.

(2)	Significant Accounting Policies

The unaudited pro forma condensed consolidated financial statements do not assume any differences in accounting policies between HRG and Spectrum.

(3)	Pro Forma Reclassifications and Adjustments for the Merger

(A)	Adjustment reflects the net increase in deferred tax assets of $352.5 resulting from the partial release of the deferred tax valuation allowance for the quarter ended March 31, 2018. Due to the Merger, HRG has determined that it is more-likely-than-not its U.S. deferred tax assets will be used to reduce taxable income, except for tax attributes subject to ownership limitations. The release of the valuation allowance is not reflected in the pro forma Condensed Consolidated Statement of Operations because there will not be a continuing effect.

(B)	Adjustment reflects HRG and Spectrum estimated expenses related to the Merger will be approximately $13.0 and $18.3, respectively. These costs include fees for investment banking services, advisory, legal, accounting, due diligence, tax, valuation, printing and various other services necessary to complete this transaction. In accordance with ASC 810-10, these fees and expenses will be charged to expense as incurred. The transaction expenses are not reflected in the pro forma Condensed Consolidated Statement of Operations because there will not be a continuing effect.

(C)	Adjustment reflects the elimination of the non-controlling interest related to Spectrum as a result of the Merger.

(D)	Adjustment reflects $4.5 and $14.8 for the six months ended March 31, 2018 and year ended September 30, 2017, respectively, for the elimination of HRG’s separate public company expenses that will cease to be incurred as a direct result of the Merger.

	Six Months ended March 31, 2018	Fiscal year ended September 30, 2017
Executive Compensation	$1.3	$8.3
Professional fees	1.6	3.8
Directors fees	0.6	1.0
Directors and Officers Insurance	0.8	1.2
Other fees and printing costs	0.2	0.5

Total	$4.5	$14.8

(E)	Adjustment reflects the elimination of nonrecurring transaction costs incurred and expensed during the following periods that are directly attributable to the Merger.

	HRG	Spectrum	Total
Six months ended March 31, 2018	$4.8	$14.1	$18.9
Year ended September 30, 2017	2.7	4.9	7.6

(F)	Adjustment reflects tax effect of the pro forma adjustments assuming a 35% and 21% effective tax rate for the three months ended December 31, 2017 and three months ended March 31, 2018, respectively, the statutory rate in effect for the periods presented.

(G)	Pro forma basic and fully diluted earnings per share amounts reflect the effects of the Reverse Stock Split required by the Merger Agreement. Assuming (i) the 20-trading-day volume-weighted average price per share of Spectrum common stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum common stock outstanding, the number of Shares of Spectrum common stock held by HRG and its subsidiaries and the number of shares of HRG common stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement, each HRG stockholder is expected to receive approximately 0.1603 of a share of the post-Merger combined company stock for each share of pre-Merger HRG Common Stock that such stockholder owns. Each Spectrum stockholder, other than HRG, will receive one share of the post-Merger combined company stock for each share of pre-Merger Spectrum Common Stock that such stockholder owns.

Weighted average number of common shares outstanding information as follows:

	Six Months ended March 31, 2018	Fiscal year ended September 30, 2017
Weighted Average Shares Outstanding
Basic:
Total Spectrum weighted average shares	57.4	58.6
Less: Weighted average shares owned by HRG	34.3	34.3

A. Spectrum weighted average shares owned by third parties	23.1	24.3
HRG weighted average shares	201.1	200.0
B. HRG share conversion at 1 to 0.1603	32.2	32.1

Total HRG weighted average shares (A+B)	55.3	56.4
Diluted
Total Spectrum weighted average shares	57.4	59.0
Less: Weighted average shares owned by HRG	34.3	34.3

A. Spectrum weighted average shares owned by third parties	23.1	24.7
HRG weighted average shares	202.5	200.0
B. HRG share conversion at 1 to 0.1603	32.5	32.1

Total HRG weighted average shares (A+B)	55.6	56.8

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Spectrum stockholders are governed by the Spectrum Certificate of Incorporation and Spectrum Bylaws, as well as the DGCL. Spectrum is also party to the Existing Stockholder Agreement with HRG, which will terminate at the Effective Time, which provides certain rights and imposes certain obligations on HRG as further discussed in the section entitled “The Merger—Material Agreements Between the Parties—Stockholder Agreement.” The rights of the HRG stockholders are governed by the HRG Charter and HRG Bylaws, as well as the DGCL. Upon completion of the Merger, the rights of the HRG stockholders will be governed by the Amended HRG Charter and the HRG Bylaws, forms of which are filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates and are incorporated by reference into this joint proxy statement/prospectus, as well as the DGCL.

The following is a summary discussion of the material differences, as of the date of this joint proxy statement/prospectus, between the current rights of Spectrum stockholders, the current rights of HRG stockholders and the prospective rights of the HRG stockholders based on the Amended HRG Charter and the HRG Bylaws following the Merger. The rights described with respect to Spectrum stockholders and HRG stockholders are the same unless otherwise indicated. Please consult the DGCL, HRG Certificate of Incorporation, HRG Bylaws, Amended HRG Charter, the Amended HRG Bylaws, the Spectrum Certificate of Incorporation and the Spectrum Bylaws for a more complete understanding of these differences.

The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the HRG Charter, HRG Bylaws, the Spectrum Certificate of Incorporation, the Spectrum Bylaws, the Amended HRG Charter and the Amended HRG Bylaws. Spectrum and HRG have filed with the SEC their respective governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information.”

Capitalization

HRG

The currently authorized shares of capital stock of HRG consist of:

•	500 million shares of common stock, par value $0.01 per share; and

•	10 million shares of preferred stock, par value $0.01 per share.

As of the close of business on the HRG Record Date, there were 203,153,237 shares of HRG Common Stock issued and outstanding and one share of HRG Series A Preferred Stock outstanding.

Spectrum/HRG Following the Merger

The currently authorized shares of capital stock of Spectrum and the authorized shares of capital stock of HRG following the Merger will consist of:

•	200 million shares of common stock, par value $0.01 per share; and

•	100 million shares of preferred stock, par value $0.01 per share.

As of the close of business on the Spectrum Record Date, there were 55,358,038 shares of Spectrum Common Stock issued and outstanding and no shares of preferred stock of Spectrum issued and outstanding. A total of approximately 53,613,184 shares of HRG Common Stock (and no shares of preferred stock of HRG) are expected to be outstanding immediately after the completion of the Merger, based on (i) the 20-trading-day volume-weighted average price per share of Spectrum common stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement.

Dividends and Other Distributions

HRG

Dividends to HRG stockholders payable in cash, property or shares of capital stock may be declared by HRG’s board of directors, subject to the applicable provisions of the DGCL.

Spectrum/HRG Following the Merger

Dividends to Spectrum or HRG stockholders, as applicable, may be declared on Spectrum Common Stock or HRG Common Stock, as applicable, at such times and in such amounts as determined by Spectrum’s or HRG’s board of directors, as applicable, subject to any preferential dividend or other rights of any then-outstanding Spectrum or HRG preferred shares, as applicable, and further subject to the applicable provisions of the DGCL. In the event of liquidation, dissolution or winding up of Spectrum or HRG following the Merger, Spectrum or HRG stockholders, as applicable, will be entitled to share ratably in all assets remaining after payments of liabilities and liquidation preferences, if any, to the holders of any preferred stock then outstanding.

Preemptive Rights

HRG

No holder of HRG Common Stock has any preemptive rights.

Spectrum

Under the current certificate of incorporation of Spectrum, each Spectrum stockholder who, together with its affiliates, holds 5% or more of Spectrum’s outstanding voting securities (an “Eligible Stockholder”) has the right to purchase such Eligible Stockholder’s pro rata share of all or any part of any “new securities” that Spectrum may issue from time to time. Affiliates of Eligible Stockholders to whom an Eligible Stockholder assigns its rights are also considered Eligible Stockholders, if they otherwise meet the aggregate ownership requirement. The term “new securities” includes (a) debt instruments issued to eligible stockholders or affiliates of Spectrum, (b) capital stock of Spectrum or subsidiaries, (c) rights, options or warrants, and (d) securities convertible into such debt instruments, capital stock or equity securities. The term “new securities” excludes, among others, securities issued or issuable (1) as consideration for the acquisition of another person by consolidation, merger, purchase of substantially all assets or other reorganization in which Spectrum acquires divisions, lines of business, or substantially all assets, 50% or more voting power or equity ownership of such other person, and (2) to the public pursuant to a registration statement required to be filed under the Securities Act.

HRG Following the Merger

No holder of shares of HRG Common Stock following the Merger will have any preemptive rights.

Transfer Restrictions

HRG

The HRG Charter contains transfer restrictions that prohibit any person from acquiring or disposing of any shares of HRG Common Stock (i) to the extent that after giving effect to such transfer, such person, or any other person by reason of such transfer, becomes a “Substantial Holder” as defined in the HRG Charter (generally, a holder of 4.9% or more of shares of HRG Common Stock or a person identified as a “5-percent shareholder” of the HRG Common Stock under applicable Treasury regulations), (ii) if, before giving effect to the transfer, such person is identified as a Substantial Holder of HRG or (iii) to the extent that the ownership percentage of any person that, prior to giving effect to such transfer, is a Substantial Holder would be increased. The transfer restrictions are subject to certain exceptions, including, among others, prior approval of an otherwise prohibited transfer by the HRG board of directors.

Spectrum

The current certificate of incorporation of Spectrum contains transfer restrictions that prohibit a “Significant Stockholder” or any member of the “Restricted Group” (each as defined in the Spectrum Certificate of Incorporation) to engage in any transaction or series of transactions that would constitute a “Going-Private Transaction,” as defined in certificate of incorporation of Spectrum, unless such Going-Private Transaction (a) which is not a tender or exchange offer made by a member of the Restricted Group, is (i) approved by the Spectrum board of directors and determined by the Spectrum board of directors to be fair to the Spectrum stockholders who are not members of the Restricted Group, in each case with the approval of a majority of the disinterested members of the Spectrum board of directors, and (ii) approved by a majority of the outstanding voting securities not beneficially owned by members of the Restricted Group or (b) which is a tender or exchange offer made by a member of the Restricted Group, is contingent upon (x) the acquisition of a majority of the outstanding voting securities not beneficially owned by members of the Restricted Group, and accompanied by an undertaking that such member of the Restricted Group will acquire all of the outstanding voting securities still outstanding after the completion of such tender or exchange offer in a merger, if any, at the same price per share paid in such tender or exchange offer and (y) the disinterested members of the Spectrum board of directors, being authorized on behalf of the full Spectrum board of directors to take and disclose a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with respect to such tender or exchange offer, and the disinterested members the Spectrum board of directors not recommending that holders of the outstanding voting Securities refrain from tendering their outstanding voting securities in the tender or exchange offer.

HRG Following the Merger

The Amended HRG Charter contains transfer restrictions that prohibit any person from acquiring or disposing of any shares of HRG Common Stock (i) to the extent that after giving effect to such transfer, such person, or any other person by reason of such transfer, becomes a “Substantial Holder” as defined in the Amended HRG Charter (generally, a holder of 4.9% or more of the shares of HRG Common Stock or a person identified as a “5-percent shareholder” of HRG under applicable Treasury regulations), (ii) if, before giving effect to the transfer, such person is identified as a “5-percent shareholder” of HRG under applicable Treasury regulations or (iii) to the extent that the ownership percentage of any person that, prior to giving effect to such transfer, is a Substantial Holder of HRG would be increased (each, a “Prohibited Transfer”). The transfer restrictions are subject to certain exceptions, including, among others, prior approval of a Prohibited Transfer by the HRG board of directors, certain distributions by Fortress and Leucadia to their respective members or stockholders, as applicable, and certain other transfers by Fortress and Leucadia. The HRG board of directors has granted preapprovals to members of the Fund Families, as discussed under “The Merger—Interests of HRG’s Directors and Officers in the Merger—Rights of Certain Stockholders.” Pursuant to the Letter Agreement, which is discussed under the heading “The Transaction Agreements—Description of Letter Agreement,” Leucadia and Fortress may jointly propose to HRG a one-time reapportionment of the unutilized portions of the Leucadia Cushion Amount and the CF Turul Cushion Amount (each as defined in the Amended HRG Charter), as between Leucadia and Fortress, which HRG will approve if the reapportionment meets certain conditions. Generally, the Amended HRG Charter exempts certain transfers by Leucadia and Fortress from the transfer restrictions contained therein to the extent of the Leucadia Cushion Amount and the CF Turul Cushion Amount, respectively.

In the event of a Prohibited Transfer as a result of the Merger, the shares of HRG Common Stock that are the subject of such Prohibited Transfer shall be delivered to one or more charitable organizations described in

Section 501(c)(3) of the Code or escheated to the state of residence, incorporation or formation (as applicable) of the transferor. In the event of a Prohibited Transfer other than as a result of the Merger, the shares of HRG Common Stock that are the subject of such Prohibited Transfer shall be sold by an agent. To the extent proceeds remain after the agent recoups its costs, the agent will pay such proceeds to the Purported Transferee (as defined in the Amended HRG Charter) up to the amount paid by the Purported Transferee. Any proceeds remaining after such payment shall be delivered to one or more charitable organizations described in Section 501(c)(3) of the Code.

Number and Election of Directors

HRG

The HRG Charter provides for a classified board of directors divided into three classes, as nearly equal in number as possible. HRG currently has six directors, which are elected by a plurality of the votes cast. The size of HRG’s board of directors may be increased or decreased from time to time by resolution of the board of directors.

Spectrum

The current Spectrum Certificate of Incorporation and Spectrum Bylaws (and the Existing Stockholder Agreement between Spectrum and HRG) provide for a classified board of directors divided into three classes. Directors are elected by a plurality of the votes cast. The size of the board of directors may be increased or decreased from time to time by resolution of the board of directors.

The Existing Stockholder Agreement also provides for certain board nomination rights by HRG as long as HRG and its affiliates beneficially own 40% or more of the outstanding Spectrum Common Stock. In particular, at each Spectrum annual meeting, Spectrum’s “Special Nominating Committee,” which consists of three independent directors, will nominate a number of board candidates equal to the number of members of such committee that were, prior to such meeting, in the class of directors to be elected at such meeting, and HRG will designate for nomination the remaining directors for election at such meeting. The Existing Stockholder Agreement will terminate as of the Effective Time. For further discussion of HRG’s nomination rights under the Existing Stockholder Agreement, see “The Merger—Material Agreements Between the Parties—Stockholder Agreement.”

HRG Following the Merger

The Amended HRG Charter will provide for a classified board of directors divided into three classes. Directors are elected by a plurality of the votes cast. The Amended HRG Bylaws provide that the board of directors of HRG as of immediately following the Effective Time will consist of eight members and the size of the board of directors thereafter may be increased or decreased from time to time by resolution of the board of directors. The Post-Closing Stockholder Agreement also provides for certain board nomination rights by Leucadia until the earliest to occur of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Effective Time and (B) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding.

The classified HRG board of directors following the Merger may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the HRG. In addition, because the classification of HRG’s board of directors may discourage accumulations of large blocks of shares of HRG Common Stock by purchasers whose objective is to take control of HRG and remove a majority of the HRG’s board of directors, the classification of HRG’s board of directors could tend to reduce the likelihood of fluctuations in the market price of the shares of HRG Common Stock that might result from accumulations of large blocks of shares of HRG Common Stock for such a purpose. Accordingly, the stockholders of HRG after the Merger could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Term of Directors

HRG

In accordance with the HRG Charter, its board of directors is divided into three classes of directors with a different class of directors elected each year at the annual meeting of stockholders for a three year term.

Spectrum/HRG Following the Merger

In accordance with the Spectrum Certificate of Incorporation, (and the Existing Stockholder Agreement between HRG and Spectrum), the Spectrum board of directors is divided into three classes of directors with a different class of directors elected each year at the annual meeting of stockholders for a three year term.

Following the Merger, the HRG board of directors will also be divided into three classes of directors with a different class of directors elected each year at the annual meeting of stockholders for a three year term.

Removal of Directors

HRG

By virtue of HRG’s classified board structure, under the DGCL, directors of HRG can only be removed by stockholders for cause and then only by the affirmative vote of a majority of the outstanding shares of HRG Common Stock.

Spectrum/HRG Following the Merger

By virtue of Spectrum’s and, following the Merger, HRG’s classified board structure, under the DGCL, directors of Spectrum or HRG following the Merger, as applicable, can only be removed by stockholders for cause and then only by the affirmative vote of a majority of the outstanding shares of Spectrum Common Stock or a majority of the outstanding shares of HRG Common Stock, as applicable.

Vacancies on the Board of Directors

HRG

The current certificate of incorporation of HRG provides that any vacancy occurring in the HRG board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum and not by the stockholders, and any director so chosen will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected.

Spectrum/HRG Following the Merger

As the Spectrum Certificate of Incorporation and the Spectrum Bylaws and the Amended HRG Charter and Amended HRG Bylaws do not provide otherwise, under the DGCL, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class occurring in the board of directors of Spectrum or, following the Merger, HRG, as applicable, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Limitations on Directors’ Liability

HRG

The HRG Charter provides that HRG will have the power, to the fullest extent permitted by Section 145 of the DGCL, to indemnify any person by reason of the fact that the person is or was a director, officer, employee or agent of HRG. The HRG Charter eliminates, to the fullest extent permitted by the DGCL, the personal liability of the directors of HRG. The HRG Bylaws provide that each person who is or was a director of HRG will be indemnified and advanced expenses by HRG to the fullest extent permitted by the DGCL.

Spectrum/HRG Following the Merger

The Spectrum Certificate of Incorporation provides, and the Amended HRG Charter will provide, that, to the fullest extent permitted by applicable law, Spectrum or, following the Merger, HRG, as applicable, will indemnify and hold harmless, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Spectrum or, following the Merger, HRG, as applicable. To the extent not prohibited by applicable law, Spectrum or, following the Merger, HRG, as applicable, will pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition. In addition, to the fullest extent permitted by the DGCL, no director of Spectrum or, following the Merger, HRG, as applicable, will be personally liable to Spectrum or HRG, as applicable, or their respective stockholders for monetary damages with respect to a breach of fiduciary duty as a director.

Advance Notice for Stockholder Meetings

HRG

The HRG Bylaws require a stockholder who desires to nominate a candidate for election to the board at an annual meeting or a special meeting or present business at an annual meeting must provide notice to the secretary of HRG in advance of the meeting. In the case of an annual meeting, notice must be received by HRG at its principal executive offices not earlier than the 120th and not later than the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by HRG. In the case of a special meeting called for the purpose of electing directors, notice must be received by HRG not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the HRG board of directors to be elected at the special meeting.

Spectrum/HRG Following the Merger

The Spectrum Bylaws require, and the Amended HRG Bylaws following the Merger will require, a stockholder who desires to nominate a candidate for election to the board at an annual meeting or a special meeting or present business at an annual meeting must provide notice to the secretary of the company in advance of the meeting. In the case of an annual meeting, notice must be received by the company at its principal executive office addressed to the attention of the secretary not earlier than the 120th day and not later than the 90th day before the first anniversary of the prior year’s annual meeting. However, if the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting or no annual meeting was held during the prior year, then the notice must be received no earlier than 120 days before the annual meeting and no later than the later of 90 days before the annual meeting and the tenth day after the day on which the notice of the annual meeting was made.

Proxy Access

HRG

HRG does not currently authorize stockholders to include nominees in HRG proxy materials.

Spectrum/HRG following the Merger

Spectrum does not currently authorize, and, following the Merger, HRG will not authorize, stockholders to include nominees in Spectrum’s or HRG’s proxy materials.

Voting

HRG

Each outstanding share of HRG Common Stock is entitled to one vote on all matters submitted to a vote of HRG stockholders.

Spectrum

Each outstanding share of Spectrum Common Stock is entitled to one vote on all matters on which stockholders generally are entitled to vote and which are submitted to a vote of stockholders of Spectrum.

In addition, pursuant to the Existing Stockholder Agreement between Spectrum and HRG, the Spectrum Certificate of Incorporation and Spectrum Bylaws cannot be amended in a manner inconsistent with the provisions of the Existing Stockholder Agreement between Spectrum and HRG. The Existing Stockholder Agreement also provides for certain board nomination rights by HRG as long as HRG and its affiliates beneficially own 40% or more of the outstanding Spectrum Common Stock. The Existing Stockholder Agreement will terminate as of the Effective Time.

HRG Following the Merger

Following the Merger, each outstanding share of HRG Common Stock will be entitled to one vote on all matters on which stockholders generally are entitled to vote, including the election of directors to the HRG board of directors, and which will be submitted to a vote of stockholders of HRG.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Amended HRG Charter will not provide for cumulative voting in the election of directors.

Special Stockholder Meetings

HRG

The HRG Bylaws provide that either the chairman of the HRG board of directors or the secretary or other officer of HRG, upon written request by three directors or by all incumbent directors if there are less than three directors in office, may call a special meeting of the stockholders for any purpose or purposes at any time subject to certain restrictions. No other person or persons may call a special meeting.

Spectrum/HRG Following the Merger

The current Spectrum Bylaws provide, and the Amended HRG Bylaws will provide, that a special meeting may be called by the board of directors of Spectrum or HRG, as applicable, at any time by giving proper notice to stockholders. In addition, a holder, or group of holders, of Spectrum Common Stock or shares of HRG Common Stock, as applicable, holding at least 25% of the voting power of the total shares of stock may cause Spectrum or, following the Merger, HRG, as applicable, to call a special meeting of the stockholders for any purpose or purposes at any time, subject to certain restrictions.

Stockholder Action by Written Consent

HRG

The HRG Bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, upon the consent in writing signed by such stockholders who would have been entitled to vote the minimum number of votes that would be necessary to authorize the action at a meeting at which all the stockholders entitled to vote thereon were present and voting.

Spectrum/HRG Following the Merger

The Spectrum Bylaws provide, and the Amended HRG Bylaws will provide, that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting of the stockholders upon the consent in writing signed by such stockholders have not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all the stockholders entitled to vote thereon were present and voting.

Charter Amendments

HRG

Under the DGCL, an amendment to the current certificate of incorporation of HRG generally requires the approval of a majority of the HRG board of directors and a majority of the holders of HRG’s outstanding stock entitled to vote. Pursuant to the current certificate of incorporation of HRG, no provision of the certificate of incorporation may be altered, amended or repealed in any respect, except by the affirmative vote of the holders of at least 50% of the capital stock of HRG entitled to vote generally in an election of directors, voting together as a single class.

Spectrum

Under the DGCL, an amendment to the current certificate of incorporation of Spectrum generally requires the approval of a majority of the Spectrum board of directors and a majority of the holders of Spectrum’s outstanding stock entitled to vote. Certain amendments to the certificate of incorporation of Spectrum also require the approval of the majority of the independent directors. In addition, pursuant to the Existing Stockholder Agreement between Spectrum and HRG, the certificate of incorporation of Spectrum cannot be amended in a manner inconsistent with the provisions of the Existing Stockholder Agreement between Spectrum and HRG. The Existing Stockholder Agreement will terminate as of the Effective Time.

HRG Following the Merger

Under the DGCL, an amendment to the Amended HRG Charter will generally require the approval of a majority of HRG’s board of directors and a majority of the holders of outstanding shares of HRG Common Stock. However, certain amendments of the Amended HRG Charter will require the affirmative vote of the holders of at least 66 2/3% of the shares of HRG Common Stock outstanding, and certain amendments adversely affecting the rights of holders of shares of HRG Common Stock held by Fortress and its affiliates or Leucadia and its affiliates require the affirmative vote of holders of more than 50% of the shares of HRG Common Stock held by Fortress and its affiliates or Leucadia and its affiliates, as applicable.

Amendment of Bylaws; New Bylaws

HRG

The HRG Bylaws may be altered, amended or repealed and new bylaws may be adopted by the HRG board of directors or by the affirmative vote of the holders of a majority of HRG’s outstanding voting stock.

Spectrum

The Spectrum Bylaws may be amended or repealed and new bylaws may be adopted by the board of directors, and the stockholders may make additional bylaws and may alter or repeal any bylaws; provided that (a) certain bylaws may not be amended by the board of directors without the approval of a majority of the board and a majority of the independent directors then serving and (b) certain bylaws may be amended by the stockholders only if the amendment receives the vote of stockholders holding (i) a majority of Spectrum’s outstanding voting stock and (ii) a majority of Spectrum’s outstanding voting stock not held by a significant stockholder or any member of a restricted group. In addition, pursuant to the Existing Stockholder Agreement between Spectrum and HRG, the bylaws cannot be amended in a manner inconsistent with the provisions of the Existing Stockholder Agreement. The Existing Stockholder Agreement will terminate as of the Effective Time.

HRG Following the Merger

The Amended HRG Bylaws may be amended or repealed and new bylaws may be adopted by the HRG board of directors following the Merger, and the stockholders may make additional bylaws and may alter or repeal any bylaws.

Section 203

HRG

HRG elects to not be governed by Section 203 of the DGCL (relating to business combinations with interested stockholders).

Spectrum

Spectrum elects to not be governed by Section 203 of the DGCL.

HRG Following the Merger

Following the Merger, HRG will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, HRG’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or any majority-owned subsidiary of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Under the Amended HRG Charter, HRG will “opt in” to Section 203.

Exclusive Jurisdiction

HRG

The HRG Bylaws provide that the Delaware Court of Chancery is the exclusive forum for any derivative action or proceeding brought on behalf of HRG, any action asserting a claim of breach of fiduciary duty and any action asserting a claim pursuant to the DGCL, HRG’s certificate of incorporation, bylaws or under the internal affairs doctrine.

Spectrum/HRG Following the Merger

The Spectrum Bylaws provide, and the Amended HRG Bylaws will provide, that the Delaware Court of Chancery is the exclusive forum for any derivative action or proceeding brought on behalf of Spectrum or, following the Merger, HRG, as applicable, any action asserting a claim of breach of fiduciary duty and any action asserting a claim pursuant to the DGCL, the Spectrum Certificate of Incorporation or Spectrum Bylaws or the Amended HRG Charter or Amended HRG Bylaws, as applicable, or under the internal affairs doctrine.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Because holders of shares of Spectrum Common Stock are not required to receive consideration other than the shares of HRG Common Stock and cash in lieu of fractional shares of HRG Common Stock in the Merger, and shares of Spectrum Common Stock and HRG Common Stock are and at the Effective Time of the Merger will be listed on the NYSE, holders of shares of Spectrum Common Stock are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the Merger.

Under Delaware law, HRG stockholders are not entitled to appraisal or dissenters’ rights in connection with the HRG Charter Amendment Proposal or the HRG Share Issuance Proposal.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/ DIRECTORS OF HRG

To HRG’s knowledge, the following table sets forth certain information regarding the beneficial ownership of HRG Common Stock as of the close of business on June 6, 2018 (except as noted in the footnotes below) and with respect to: each person known by HRG to beneficially own 5% or more of the outstanding shares of HRG common stock; each member of the HRG board of directors; each named executive officer; and the members of the HRG board of directors and HRG’s current executive officers as a group.

HRG has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, HRG believes, based on the information furnished to HRG, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of HRG Common Stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 203,153,237 shares of HRG Common Stock outstanding as of, and additional shares of HRG Common Stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of, June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus.

Security Ownership of Directors and Executive Officers

Included in the computation of the number of shares of HRG Common Stock outstanding and beneficially owned by a person and the percentage ownership of that person in the table below are shares of HRG Common Stock that are subject to options, warrants or restricted stock units held by that person that are currently exercisable or become exercisable, or vest, as applicable, within 60 days of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus. These shares of HRG Common Stock are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 450 Park Avenue, 29th Floor, New York, New York 10022.

	Prior to the Effective Time†		Following the Effective Time‡
Name of Beneficial Owner	Beneficial Ownership	Percent of Class	Beneficial Ownership	Percent of Class
5% Stockholders as of June 6, 2018
Leucadia National Corporation(1)	46,632,180	22.95%	7,475,138	13.94%
Fortress Group(2)	32,994,740	16.24%	5,289,056	9.87%
HRG directors and named executive officers for the fiscal year ended September 30, 2018, each as of June 6, 2018
Omar M. Asali(3)**	1,402,324	*	224,792	*
Curtis A. Glovier	9,839	*	1,577	*
Frank Ianna	32,098	*	5,145	*
Gerald Luterman	32,098	*	5,145	*
David M. Maura(4)**	2,292,501	1.12%	367,487	*
Joseph S. Steinberg	27,068	*	4,339	*
Andrew Whittaker	27,068	*	4,339	*
Andrew A. McKnight	—	*	—	*
George C. Nicholson	—	*	—	*
Ehsan Zargar(5)	198,330	*	31,792	*
All current directors and executive officers as a group (8) persons)(6)	326,501	*	52,338	*

†	This column does not give effect to the Reverse Stock Split or the consummation of the Merger.

‡	This column gives effect to the Reverse Stock Split and consummation of the Merger and is based on (a)(i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement, where each HRG shareholder is expected to receive approximately 0.1603 of a share of the post-Merger combined company stock for each share of pre-Merger HRG Common Stock that such shareholder owns and (b) a total of approximately 53,613,184 shares of HRG Common Stock that are expected to be outstanding immediately following the consummation of the Merger.
*	Indicates less than 1% of HRG Common Stock
**	Mr. Asali’s employment service as a director of HRG ceased on April 14, 2017. Mr. Maura’s employment with HRG ceased on November 28, 2016 and service as a director ceased on December 31, 2017.
(1)	Based solely on a Schedule 13D, Amendment No. 3, filed with the SEC on February 22, 2018, Leucadia is the beneficial owner of 46,632,180 shares of HRG Common Stock, including the 28,000,000 shares Leucadia may from time to time sell and receive the proceeds from such sale for its own account. The address of Leucadia is 520 Madison Avenue, New York, New York 10022.
(2)	Based solely on an Amendment No. 6 to Schedule 13D filed with the SEC on February 28, 2018, Fortress is the beneficial owner of 32,994,740 shares of HRG Common Stock. The 32,994,740 shares excludes one share of HRG Series A Preferred Stock owned by Fortress, which cannot be converted into HRG Common Stock. As described in the Schedule 13D, each of Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC, Fortress Special Opportunities Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Mr. Peter L. Briger, Jr., and Mr. Constantine M. Dakolias (collectively, the “Fortress Group”) may also be deemed to be the beneficial owner of shares of HRG Common Stock beneficially owned by Fortress, assuming the effectiveness of a joint investment committee agreement. The business address of Fortress is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
(3)	Includes 1,402,324 shares of HRG Common Stock.
(4)	Includes 967,548 shares of HRG Common Stock, 1,068,015 shares underlying options that have vested and 256,938 shares of HRG Common Stock underlying options that will become exercisable 10 days prior to the closing date of the Merger in accordance with the Merger Agreement.
(5)	Includes 142,721 shares of HRG Common Stock and 55,609 shares of HRG Common Stock underlying options that have vested.
(6)	Includes 270,892 shares of HRG Common Stock and 55,609 shares of HRG Common Stock underlying options, warrants or restricted stock units that are currently exercisable or become exercisable, or vest, as applicable, within 60 days of June 6, 2018.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/ DIRECTORS OF SPECTRUM

To Spectrum’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Spectrum Common Stock as of the close of business on June 6, 2018 (except as noted in the footnotes below) and with respect to: each person known by Spectrum to beneficially own 5% or more of the outstanding shares of Spectrum Common Stock; each member of the Spectrum board; each named executive officer; and the members of the Spectrum board of directors and Spectrum’s current executive officers as a group.

Spectrum has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Spectrum believes, based on the information furnished to Spectrum, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Spectrum Common Stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 55,362,579 shares of Spectrum Common Stock outstanding as of, and additional shares of Spectrum Common Stock that would be issued upon exercise of outstanding options or settlement of outstanding restricted stock units held by directors or executive officers within 60 days of, June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 3001 Deming Way, Middleton, Wisconsin 53562.

COMMON STOCK

	Prior to the Effective Time†		Following the Effective Time††
Name of Beneficial Owner	Total Spectrum Shares Beneficially Owned	Percent of Class	Total HRG Shares Beneficially Owned	Percent of Class
Kenneth C. Ambrecht	22,021	*	22,021	*	*
Nathan E. Fagre	46,334	*	46,334	*	*
Douglas L. Martin	49,189	*	49,189	*	*
Norman S. Matthews	25,907	*	25,907	*	*
David M. Maura	282,959	*	282,959	*	*
Stacey L. Neu	11,438	*	11,438	*	*
Terry L. Polistina	24,665	*	24,665	*	*
Andreas Rouvé(1)	144,620	*	144,620	*	*
Huge R. Rovit	26,668	*	26,668	*	*
Joseph S. Steinberg	7,834	*	7,834	*	*
Ehsan Zargar	2,352	*	2,352	*	*
All directors and executive officers of Spectrum as a group (11 persons)	643,987	1.16%	643,987	1.20%

*	Indicates less than 1% of the total number of outstanding shares of Spectrum Common Stock.
**	Indicates less than 1% of the total number of outstanding shares of HRG Common Stock upon completion of the Merger.
(1)	On April 25, 2018, Mr. Rouvé resigned as Chief Executive Officer of Spectrum and from the Spectrum board of directors.
†	This column does not give effect to the consummation of the Merger.

††	This column represents ownership of HRG Common Stock giving effect to the Reverse Stock Split and consummation of the Merger and is based on a total of approximately 53,613,184 shares of HRG Common Stock that are expected to be outstanding following the Merger, based on (a)(i) the 20-trading-day volume-weighted average price per share of Spectrum Common Stock ending on June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (ii) the number of shares of Spectrum Common Stock outstanding, the number of Shares of Spectrum Common Stock held by HRG and its subsidiaries and the number of shares of HRG Common Stock outstanding as of June 6, 2018, the latest practicable date before the filing of this joint proxy statement/prospectus, (iii) an assumed $336.9 million of HRG net indebtedness and transaction expenses at closing, and (iv) a $200.0 million upward adjustment contemplated by the Merger Agreement.

Security Ownership of Other Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership†		Percent of Class(2)†	Amount and Nature of Beneficial Ownership Following the Effective Time††
HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022	34,339,752	(2)	62.03%	—

(2)	Based solely on the information in HRG’s filings with the SEC, HRG is the beneficial owner of 34,339,752 shares of Spectrum Common Stock, a portion of which are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HRG, and a portion indirectly through one or more subsidiaries of HRG. Such share ownership does not reflect shares of Spectrum Common Stock owned by Joseph S. Steinberg, the Chief Executive Officer and a director of HRG, or of Ehsan Zargar, the Executive Vice President, Chief Operating Officer and General Counsel of HRG. As result of their employment arrangements with HRG, Mr. Steinberg, Mr. Zargar and HRG (together, the “HRG Persons”) may be deemed to be members of a “group” with one another for purposes of the Exchange Act. Each HRG Person specifically disclaims beneficial ownership in the shares of Spectrum Common Stock owned by the other HRG Persons except to the extent he or it actually exercises voting or dispositive power with respect to such Spectrum Common Stock. HRG and its subsidiaries have entered into, and in the future may enter into, one or more financing arrangements pursuant to which such entities have, and may in the future, pledge all or a portion of their shares of Spectrum Common Stock. As part of a financing arrangement, an HRG subsidiary has pledged a portion of the Spectrum Common Stock held by it. Spectrum and HRG have entered into the HRG Voting Agreement, pursuant to which HRG has agreed to vote all of its shares of Spectrum Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and not to take certain other actions, which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein (See “The Transaction Agreements—Description of the HRG Voting Agreement”).
†	This column does not give effect to the consummation of the Merger.
††	This column represents ownership of HRG Common Stock giving effect to the consummation of the Merger.

LEGAL MATTERS

The validity of the shares of HRG Common Stock to be issued pursuant to the First Merger will be passed upon for HRG by Davis Polk & Wardwell LLP, counsel to HRG, 450 Lexington Avenue, New York, New York 10017.

Certain U.S. federal income tax consequences of the Transaction will be passed upon for HRG by Davis Polk & Wardwell LLP and certain U.S. federal income tax consequences of the Transaction will be passed upon for Spectrum by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of Spectrum Brands Holdings, Inc. and its subsidiaries as of September 30, 2017 and 2016, as for each of the years in the three-year period of ended September 30, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2017 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of September 30, 2017 contains an explanatory paragraph that states that Spectrum Brands Holdings, Inc. and subsidiaries acquired PetMatrix LLC as well as assets consisting of the GloFish operations (GloFish) during 2017 and management excluded from its assessment of the effectiveness of Spectrum Brands Holdings, Inc.’s internal control over financials reporting as of September 30, 2017, the internal control over financial reporting for both PetMatrix LLC and GloFish associated with combined total assets of $309.3 million and combined total net sales of $28.1 million included in the consolidated financial statements of Spectrum Brands Holdings, Inc. and subsidiaries as of and for the year ended September 30, 2017. Our audit of internal control over financial reporting of Spectrum Brands Holdings, Inc. also excluded an evaluation of the internal control over financial reporting of PetMatrix LLC and GloFish.

The consolidated financial statements and financial statement schedule II of HRG Group, Inc. and its Subsidiaries as of September 30, 2017 and 2016, and for each of the years in the three-year period ended September 30, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2017 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of September 30, 2017, contains an explanatory paragraph that states HRG Group, Inc.’s consolidated subsidiary - Spectrum Brands Holdings, Inc. acquired PetMatrix LLC as well as assets consisting of the GloFish operations (GloFish) during the year ended September 30, 2017, and management excluded from its assessment of the effectiveness of HRG Group, Inc.’s internal control over financial reporting as of September 30, 2017, the internal control over financial reporting associated with both PetMatrix LLC and GloFish which had combined total assets of $309.3 million and total net sales of $28.1 million included in the consolidated financial statements of HRG Group, Inc. and subsidiaries as of and for the year ended September 30, 2017. Our audit of internal control over financial reporting of HRG Group, Inc. also excluded an evaluation of the internal control over financial reporting of PetMatrix LLC and GloFish.

SPECTRUM ANNUAL MEETING STOCKHOLDER PROPOSALS

Spectrum held its 2017 Annual Meeting of Stockholders on January 24, 2017. On January 18, 2018, Spectrum announced the postponement of its 2018 Annual Meeting, which was originally scheduled to take place January 30, 2018. If the Merger is consummated within the currently anticipated timeline, Spectrum does not intend to hold an Annual Meeting of Stockholders in 2018. If Spectrum were to hold a 2018 Annual Meeting, pursuant to Rule 14a-8 under the Exchange Act, because Spectrum’s 2018 Annual Meeting of Stockholders would take place more than 30 days from the anniversary of the 2017 Annual Meeting, to be eligible for inclusion in Spectrum’s proxy materials relating to Spectrum’s 2018 Annual Meeting of Stockholders, stockholder proposals intended to be presented at that meeting must be received by Spectrum a reasonable time before Spectrum begins to print and send its proxy materials.

If Spectrum were to hold a 2018 Annual Meeting, pursuant to the Spectrum Bylaws, Spectrum must receive written notice of any stockholder proposals intended to be considered at a Spectrum 2018 Annual Meeting of Stockholders, but not included in Spectrum’s proxy materials relating to such a meeting, including director nominations, (a) no earlier than 120 days before such annual meeting and (b) no later than the later of (i) 90 days before such annual meeting and (ii) the tenth day after the day on which the notice of such annual meeting was made by mail or public disclosure. Any such proposal received after such time is untimely. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying Spectrum’s Proxy Statement for a 2018 Annual Meeting will have discretionary authority to vote on any such untimely stockholder proposal that is considered at the Annual Meeting.

Proposals must concern a matter that may be properly considered and acted upon at the Annual Meeting in accordance with applicable laws, regulations and Spectrum’s bylaws, committee charters and policies, and must otherwise comply with Rule 14a-8 of the Exchange Act and Spectrum reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

All stockholder proposals should be sent via certified mail, return receipt requested, addressed to the attention of Corporate Secretary, and mailed to Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, Wisconsin 53562.

HRG ANNUAL MEETING STOCKHOLDER PROPOSALS

HRG held its Annual Meeting of Stockholders on June 12, 2018.

Under Exchange Act Rule 14a-8, for a stockholder’s proposal to be considered timely for inclusion in the proxy statement and form of proxy relating to the 2019 Annual Meeting of Stockholders, generally HRG must receive such proposal by the 120th day prior to the first anniversary of the date of the 2018 annual proxy statement). However, if the date of the 2019 Annual Meeting of Stockholders is more than 30 days before (or more than 30 days after) the first anniversary of HRG’s 2018 Annual Meeting, HRG must receive such proposal within a reasonable time prior to HRG beginning to print and distribute proxy materials for such meeting. Proposals must comply with Rule 14a-8 under the Exchange Act and HRG reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

If any HRG stockholder intends to present a proposal at the 2019 Annual Meeting of Stockholders without inclusion of such proposal in HRG’s proxy materials, including director nominations, HRG generally must receive notice of such proposal no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s Annual Meeting of Stockholders. Any notice received prior to or after such dates, as applicable, is untimely. Pursuant to Rule 14a-8 under the Exchange Act, if HRG’s 2019 Annual Meeting of Stockholders will take place more than 30 days from the anniversary of the 2018 Annual Meeting, to be eligible for inclusion in HRG’s proxy materials relating to HRG’s 2019 Annual Meeting of Stockholders, stockholder proposals intended to be presented at that meeting must be received by HRG a reasonable time before HRG begins to print and send its proxy materials.

Proposals should be addressed to HRG Group, Inc., c/o Ehsan Zargar, Executive Vice President, Chief Operating Officer and General Counsel, at HRG Group, Inc., 450 Park Avenue, 29th Floor, New York, New York 10022.

HRG ANNUAL MEETING STOCKHOLDER PROPOSALS FOLLOWING THE MERGER

If the Merger is consummated on the currently anticipated timeline, HRG intends to have its initial Annual Meeting of Stockholders in January 2019, the time at which Spectrum’s 2019 Annual Meeting of Stockholders would normally take place.

Under Exchange Act Rule 14a-8, for a stockholder’s proposal to be considered timely for inclusion in the proxy statement and form of proxy relating to the 2019 Annual Meeting of Stockholders, generally HRG must receive such proposal by the 120th day prior to the first anniversary of the date of the 2018 annual proxy statement). However, if the date of the 2019 Annual Meeting of Stockholders is more than 30 days before (or more than 30 days after) the first anniversary of HRG’s 2018 Annual Meeting, HRG must receive such proposal within a reasonable time prior to HRG beginning to print and distribute proxy materials for such meeting. Proposals must comply with Rule 14a-8 under the Exchange Act and HRG reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

If any HRG stockholder intends to present a proposal at the 2019 Annual Meeting of Stockholders without inclusion of such proposal in HRG’s proxy materials, including director nominations, HRG generally must receive notice of such proposal no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s Annual Meeting of Stockholders. Any notice received prior to or after such dates, as applicable, is untimely. Pursuant to Rule 14a-8 under the Exchange Act, if HRG’s 2019 Annual Meeting of Stockholders will take place more than 30 days from the anniversary of the 2018 Annual Meeting, to be eligible for inclusion in HRG’s proxy materials relating to HRG’s 2019 Annual Meeting of Stockholders, stockholder proposals intended to be presented at that meeting must be received by HRG a reasonable time before HRG begins to print and send its proxy materials.

All stockholder proposals (including proxy access nominations) should be sent via certified mail, return receipt requested, addressed to the attention of Corporate Secretary, and mailed to Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, Wisconsin 53562.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Spectrum and HRG to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except as set forth below. The documents that are incorporated by reference contain important information about Spectrum and HRG, and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Spectrum (File No. 001-34757) and HRG (File No. 001-4219), in each case excluding any information furnished but not filed:

Spectrum SEC Filings (File No. 001-34757)	Period
Annual Report on Form 10-K, as amended	Fiscal year ended September 30, 2017, filed on November 16, 2017 and amended on November 17, 2017 and January 23, 2018

Quarterly Reports on Form 10-Q	Fiscal quarter ended December 31, 2017, filed on February 8, 2018, and fiscal quarter ended April 1, 2018, filed on May 3, 2018

Current Reports on Form 8-K	Filed on June 8, 2018, May 1, 2018, April 26, 2018, March 30, 2018, March 28, 2018, February 26, 2018, January 16, 2018 and December 12, 2017

The description of Spectrum Common Stock contained in Spectrum’s registration statement on Form S-3 and any amendment or report filed for the purpose of updating such description	Filed on May 6, 2015

HRG SEC Filings (File No. 1-4219)	Period
Annual Report on Form 10-K, except financial statements included in accordance with Section 3-16 of Regulation S-X promulgated under the Securities Act	Fiscal year ended September 30, 2017, filed on November 20, 2017

Quarterly Reports on Form 10-Q	Fiscal quarter ended December 31, 2017, filed on February 9, 2018, and fiscal quarter ended March 31, 2018, filed on May 4, 2018

Current Reports on Form 8-K	Filed on June 8, 2018, April 2, 2018, February 26, 2018, January 16, 2018 (two reports), December 15, 2017, December 5, 2017 and November 30, 2017

Any description of HRG Common Stock contained in a Registration Statement on Form S-3 and any amendment or report filed for the purpose of updating such description	Filed on March 29, 1984, April 2, 1984, August 29, 2011, as amended on October 26, 2011 and March 13, 2012, December 11, 2013, as amended on January 28, 2014

In addition, Spectrum and HRG, respectively, are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Spectrum Special Meeting and the HRG Special Meeting, provided, however, that Spectrum and HRG are not incorporating by reference any information furnished but not filed, except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Spectrum and HRG file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials Spectrum or HRG files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Neither Spectrum nor HRG has authorized anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

Spectrum and HRG file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Spectrum’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Shareholders” on Spectrum’s corporate website at http://www.spectrumbrands.com. HRG’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Investor Relations” on HRG’s corporate website at http://www.hrggroup.com/ir-landing-page. By referring to Spectrum’s website, HRG’s website and the SEC’s website, Spectrum and HRG do not incorporate any such website or its contents into this joint proxy statement/prospectus. The Spectrum Common Stock is listed on the NYSE under the trading symbol of “SPB” and the HRG Common Stock is listed on the NYSE under the trading symbol “HRG.”

Spectrum has engaged MacKenzie Partners, Inc. as its proxy solicitor for the Spectrum Special Meeting. Any questions about the Merger, requests for additional copies of documents or assistance voting your shares of Spectrum Common Stock may be directed to MacKenzie Partners, Inc. by (i) mail at 1407 Broadway, 27th Floor, New York, New York 10018, (ii) email at proxy@mackenziepartners.com or (iii) telephone toll-free at (800) 322-2885.

To obtain timely delivery of these documents before the Spectrum Special Meeting, Spectrum stockholders must request the information no later than July 6, 2018.

HRG has engaged Georgeson LLC as its proxy solicitor for the HRG Special Meeting. Any questions about the Merger, requests for additional copies of documents or assistance voting your shares of HRG Common Stock may be directed to Georgeson LLC by (i) mail at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, (ii) e-mail at HRGGroup@Georgeson.com or (iii) telephone at (781) 575-2137 or toll-free (888) 680-1529.

To obtain timely delivery of these documents before the HRG Special Meeting, HRG stockholders must request the information no later than July 6, 2018.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HRG GROUP, INC.

HRG SPV SUB I, INC.,

HRG SPV SUB II, LLC,

AND

SPECTRUM BRANDS HOLDINGS, INC.

DATED AS OF FEBRUARY 24, 2018

A-i

A-ii

Page
Section 8.10	Assignment; Successors	A-55
Section 8.11	Specific Performance	A-55
Section 8.12	Currency	A-55
Section 8.13	Severability	A-55
Section 8.14	Waiver of Jury Trial	A-56
Section 8.15	Counterparts	A-56
Section 8.16	Facsimile or PDF Signature	A-56
Section 8.17	No Presumption Against Drafting Party	A-56

EXHIBIT A	Amended and Restated Halley Charter
EXHIBIT B	Amended and Restated Halley Bylaws
EXHIBIT C	Surviving Corporation Charter
EXHIBIT D	Surviving Corporation Bylaws
EXHIBIT E	Form of Post-Closing Registration Rights Agreement

A-iii

INDEX OF DEFINED TERMS

Definition	Location
Accounting Referee	2.7(b)
Acquisition Proposal	5.3(f)
Action	3.8
Adjusted Saturn Shares Held by Halley	8.4(a)
Adjustment Measurement Date	2.7(a)
Adverse Recommendation Change	5.3(b)
Affiliate	8.4(b)
Aggregate Halley Vested Restricted Stock Shares	8.4(c)
Agreement	Preamble
Amended and Restated Halley Charter	1.1(a)
Book-Entry Shares	2.2(b)
Business Day	8.4(d)
Cancelled Share	2.1(c)
Certificate of First Merger	1.6(a)
Certificate of Second Merger	1.6(b)
Certificates	2.2(b)
Charter Amendment	Recitals
Charter Amendment Effective Time	1.5
Charter Saturn Stockholder Approval	8.4(e)
Closing	1.4
Closing Cash	8.4(f)
Closing Date	1.4
Closing Indebtedness	8.4(g)
Closing Net Indebtedness	8.4(h)
Closing Tax Opinions	5.13(b)
Code	Recitals
Confidentiality Agreement	5.5(a)
Contract	8.4(i), 3.4(a)
control	8.4(j)
DGCL	1.1(a)
Dispute Notice	2.7(b)
Disputed Items	2.7(b)
Effective Time	1.6(a)
ERISA	8.4(n)
Excess Shares	1.1(b)
Exchange Act	3.4(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Existing Bishop Holders	1.1(b)
F	Recitals
First Merger	Recitals
Form S-4	8.4(k)
Governmental Entity	3.4(b)
Halley	Preamble
Halley Bylaws	4.1(b)
Halley Capitalization Certificate	2.8
Halley Charter	4.1(b)
Halley Closing Certificate	2.7(a)
Halley Common Stock	Recitals

A-iv

INDEX OF DEFINED TERMS

Definition	Location
Halley D&O Indemnified Parties	5.10(b)
Halley D&O Insurance	5.10(d)
Halley Disclosure Letter	Article IV
Halley Equity Awards	2.4(c)
Halley Final Unpaid Transaction Expenses	8.4(l)
Halley Financial Advisor	4.16
Halley Material Adverse Effect	8.4(m)
Halley Measurement Date	4.2(a)
Halley Plans	8.4(n)
Halley Preferred Stock	Recitals
Halley Recommendation	5.4(c)
Halley Restricted Stock Award	2.4(b)
Halley SEC Documents	4.6(a)
Halley Share Adjustment	8.4(o)
Halley Share Consolidation Ratio	8.4(p)
Halley Stock Option	2.4(a)
Halley Stockholder Approval	8.4(q)
Halley Stockholders Meeting	8.4(r)
Halley Support Agreement	Recitals
Halley Supporting Stockholder	Recitals
Halley Vested Restricted Stock Award Shares	2.4(b)
Halley Warrant	2.4(a)
Indebtedness	8.4(s)
Independent Designee	1.3(a)
Independent Designee Requirements	8.4(t)
Intervening Event	5.3(c)
Joint Proxy Statement/Prospectus	8.4(u)
L	Recitals
Law	3.4(a)
Liens	4.3
LLC Act	1.2
Merger	Recitals, Recitals
Merger Consideration	2.1(b)
Merger Sub	Preamble
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub Stockholder Approval	8.4(v)
Multiemployer Plan(s)	8.4(n)
New Halley PSU Award	2.3(c)
New Halley Restricted Stock Award	2.3(a)
New Halley RSU Award	2.3(b)
Notice Period	36
NYSE	8.4(w)
Ordinary Course	8.4(x)
Outside Date	7.1(b)(i)
Person	8.4(y)
Post-Closing Registration Rights Agreement	Recitals
Post-Closing Stockholders Agreement	Recitals
Pre-Closing Outstanding Halley Shares	8.4(z)

A-v

INDEX OF DEFINED TERMS

Definition	Location
Representatives	5.3(a)
Reverse Split	Recitals
Reverse Split Time	1.1(b)
Saturn	Preamble
Saturn Bylaws	3.1(b)
Saturn Charter	3.1(b)
Saturn Common Stock	Recitals
Saturn D&O Indemnified Parties	5.10(a)
Saturn D&O Insurance	5.10(c)
Saturn Disclosure Letter	Article III
Saturn Equity Awards	2.3(d)
Saturn Fees	7.3
Saturn Material Adverse Effect	8.4(aa)
Saturn Measurement Date	3.2(a)
Saturn Plans	8.4(bb)
Saturn Preferred Stock	3.2(a)
Saturn PSU Award	2.3(c)
Saturn Recommendation	5.4(b)
Saturn Requisite Stockholder Approvals	8.4(cc)
Saturn Restricted Stock Award	2.3(a)
Saturn RSU Award	2.3(b)
Saturn SEC Documents	3.6(a)
Saturn Stockholder Approval	8.4(dd)
Saturn Stockholders Agreement	5.17(a)
Saturn Stockholders Meeting	8.4(ee)
Saturn Support Agreement	Recitals
Saturn VWAP	8.4(ff)
SEC	8.4(gg)
Second Merger	Recitals
Second Merger Effective Time	1.6(b)
Second Merger Opt-Out Condition	5.13(f)
Securities Act	3.4(b)
Share Issuance	8.4(hh)
Special Committee	Recitals
Special Committee Financial Advisor	3.12
Subsidiary	8.4(ii)
Superior Proposal	5.3(g)
Surviving Company	1.2
Surviving Corporation	1.2
Surviving Corporation Bylaws	1.8(b)
Surviving Corporation Charter	1.8(a)
Takeover Laws	3.11
Tax	8.4(jj)
Tax Counsel	8.4(kk)
Tax Return	8.4(ll)
Taxes	8.4(jj)
Taxing Authority	8.4(mm)
Transfer Agent	1.1(b)

A-vi

INDEX OF DEFINED TERMS

Definition	Location
Unadjusted Saturn Shares Held by Halley	8.4(nn)
Unaffiliated Saturn Stockholder Approval	8.4(oo)
Unaffiliated Saturn Stockholders	8.4(pp)

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as hereinafter amended, modified or changed from time to time in accordance with the terms hereof, this “Agreement”), dated as of February 24, 2018 is by and among HRG Group, Inc., a Delaware corporation (“Halley”), HRG SPV Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Halley (“Merger Sub 1”), HRG SPV Sub II, LLC., a Delaware limited liability company and a direct wholly owned Subsidiary of Halley (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”) and Spectrum Brands Holdings, Inc., a Delaware corporation (“Saturn”).

RECITALS

WHEREAS, the parties hereto wish to effect a business combination by means of (i) an amendment and restatement of the certificate of incorporation of Halley (the “Charter Amendment”) pursuant to which among other things, the corporate name of Halley will, at or as soon as practicable following the Effective Time, change to “Spectrum Brands Holdings, Inc.”, the share of preferred stock, par value $0.01 per share, of Halley (the “Halley Preferred Stock”) will automatically be cancelled without any action by the holder thereof and each issued and outstanding share of common stock, par value $0.01 per share, of Halley (the “Halley Common Stock”) will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of Halley Common Stock equal to the Halley Share Consolidation Ratio; (ii) immediately following the effectiveness of the Reverse Split, Merger Sub 1 will be merged with and into Saturn (the “First Merger” and, if the Second Merger Opt-Out Condition has occurred, the “Merger”) pursuant to which Saturn will survive as a wholly owned subsidiary of Halley and, except as set forth herein, each issued and outstanding share of common stock, par value $0.01 per share, of Saturn (the “Saturn Common Stock”) will be converted into the right to receive one share of Halley Common Stock, all on the terms and subject to the conditions set forth herein and therein; and (iii) immediately following the effectiveness of the First Merger, if the Second Merger Opt-Out Condition has not occurred, the surviving entity of the First Merger will merge with and into Merger Sub 2 (the “Second Merger” and, if the Second Merger Opt-Out Condition has not occurred, collectively with the First Merger, the “Merger” ) pursuant to which Merger Sub 2 will survive as a wholly owned subsidiary of Halley;

WHEREAS, as of the date of this Agreement, Halley and its Subsidiaries beneficially own, directly or indirectly, 34,339,752 shares of Saturn Common Stock;

WHEREAS, for U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and this Agreement is intended to constitute, and is hereby adopted by Halley, Merger Sub and Saturn as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;

WHEREAS, the respective boards of directors of each of Halley, Merger Sub and Saturn, and in the case of Saturn acting upon the unanimous recommendation of a special committee of the Saturn board of directors consisting only of independent and disinterested directors of Saturn (the “Special Committee”), have approved this Agreement and the transactions contemplated hereby, determined that the Agreement, the Merger, the Charter Amendment, the Share Issuance and the other transactions contemplated hereby are advisable, fair to and in the best interests of the respective stockholders or members of Halley, Merger Sub and Saturn, as applicable, and resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement and approval of the Charter Amendment and Share Issuance by the respective stockholders or members of Halley, Merger Sub and Saturn, as applicable;

WHEREAS, Halley, Merger Sub and Saturn desire to make certain representations, warranties, covenants and agreements in connection with the Charter Amendment, the Merger and the other transactions contemplated hereby and also to prescribe certain conditions precedent to the Charter Amendment and the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Saturn to enter into this Agreement, certain holders of shares of Halley Common Stock (each, a “Halley Supporting Stockholder”) are entering into voting and support agreements with Halley (each a “Halley Support Agreement”) pursuant to which, among other things, each of the Halley Supporting Stockholders is agreeing, subject to the terms of the applicable Halley Support Agreement, to vote all shares of Halley Common Stock owned by such Halley Supporting Stockholder in favor of the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Saturn to enter into this Agreement, Halley is entering into a voting and support agreement with Saturn (the “Saturn Support Agreement”) pursuant to which, among other things, Halley is agreeing, subject to the terms of the Saturn Support Agreement, to vote all shares of Saturn Common Stock owned by Halley in favor of the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the parties to enter into this Agreement, Halley and Leucadia National Corporation (“L”) are executing a stockholders agreement (the “Post-Closing Stockholders Agreement”), to be effective as of the Closing, setting forth certain rights and obligations of Halley and L after the Closing; and

WHEREAS, at or prior to the Closing, and as a condition to the willingness of the parties to enter into this Agreement, Halley, L and CF Turul LLC (“F”) will execute a registration rights agreement substantially in the form attached hereto as Exhibit E (the “Post-Closing Registration Rights Agreement”), setting forth certain rights and obligations of Halley, L and F after the Closing.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Halley, Merger Sub and Saturn hereby agree as follows:

ARTICLE I

CLOSING TRANSACTIONS

Section 1.1 Charter Amendment.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the Charter Amendment Effective Time, the certificate of incorporation of Halley shall be amended and restated to read in its entirety as set forth on Exhibit A (the “Amended and Restated Halley Charter”). The certificate of incorporation of Halley, as so amended and restated, shall be the certificate of incorporation of Halley from and after the Charter Amendment Effective Time until thereafter amended in accordance with its terms and the DGCL, subject to Section 5.10.

(b) Immediately after the Charter Amendment Effective Time (such time immediately after the Charter Amendment Effective Time, the “Reverse Split Time”), by virtue of the Charter Amendment and without any action on the part of Saturn, Halley, Merger Sub or the holders of any shares of capital stock of Saturn or Halley, the Reverse Split shall be effected as provided in the Amended and Restated Halley Charter whereby each share of Halley Common Stock then issued and outstanding (including the shares of Halley Common Stock issued in connection with the exercise of Halley Stock Options or Halley Warrants prior to the Reverse Split Time and Halley Vested Restricted Stock Award Shares) shall be combined into a fraction of a share of Halley Common Stock equal to the Halley Share Consolidation Ratio. In the event that, as a result of the Reverse Split, a stockholder of Halley would hold a fractional share of Halley Common Stock (after aggregating all fractional shares that would be held by such stockholder after giving effect to the Reverse Split), such stockholder’s fractional share shall be sold, and the proceeds therefrom remitted to such stockholder, as follows: As promptly as practicable following the Charter Amendment Effective Time, Halley’s existing transfer agent or another transfer agent designated by Halley (the “Transfer Agent”) shall determine the aggregate number of shares of Halley Common Stock stockholders of Halley comprising the fractional shares of Halley Common Stock to be sold pursuant to this sentence (such excess shares being herein referred to as the “Excess Shares”). As promptly as practicable following the Charter Amendment Effective Time, the Transfer Agent, as agent for such stockholders (the “Existing Halley Holders”), shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Halley Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Halley Holders. The net proceeds of any such sale or sales of Excess Shares shall be remitted to Existing Halley Holders, reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Halley Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Halley Holder is entitled (after taking into account all shares of Halley Common Stock held by such Existing Halley Holder immediately prior to the effectuation of the Reverse Split and rounded to the nearest thousandth when expressed in decimal form) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be remitted to Existing Halley Holders with respect to any fractional share interests, the Transfer Agent shall promptly remit such amounts to such holders subject to and in accordance with the foregoing. No dividends or other distributions with respect to Halley Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Halley. The remittance of cash proceeds from the sale of such fractional shares of Halley Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions as a result of the Reverse Split. From and after the Reverse Split Time, certificates that represented shares of Halley Common Stock prior to the Reverse Split Time shall, until presented for exchange, represent only the number of shares of Halley Common Stock into which such shares were combined pursuant to the Reverse Split.

Section 1.2 The Merger. Following the Reverse Split Time, upon the terms and subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, pursuant to Section 1.6, at the Effective Time, Merger Sub 1 shall be merged with and into Saturn, whereupon the separate existence of Merger Sub 1 will cease, with Saturn continuing as the surviving corporation (Saturn, as the surviving corporation in the First Merger, sometimes being referred to herein as the “Surviving Corporation”), such that immediately following the First Merger, the Surviving Corporation will be a direct wholly owned Subsidiary of Halley. The First Merger shall have the effects provided in this Agreement and as specified in the DGCL. Following the Effective Time, but only if the Second Merger Opt-Out Condition has not occurred, upon the terms and subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act” ), pursuant to Section 1.6, at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2, whereupon the separate existence of the Surviving Corporation will cease, with Merger Sub 2 continuing as the surviving company (Merger Sub 2, as the surviving company in the Second Merger, sometimes being referred to herein as the “Surviving Company”), such that immediately following the Merger, the Surviving Company will be a direct wholly owned Subsidiary of Halley. The Second Merger shall have the effects provided in this Agreement and as specified in the DGCL and the LLC Act.

Section 1.3 Post-Closing Governance.

(a) Prior to the Closing, Halley shall take all action necessary (including obtaining all necessary director resignations) so that, as of the Effective Time, the board of directors of Halley will consist solely of (i) Kenneth C. Ambrecht, Norman S. Matthews, David M. Maura, Terry L. Polistina, Hugh R. Rovit, Andreas

Rouvé and Joseph S. Steinberg (or if such person is unable or unwilling to serve as a member of the board of directors of Halley at the Effective Time as a result of illness, death, resignation, removal or any other reason, then the person who succeeded such person as a director of Saturn prior to the First Merger), each to be a member of the class of the board of directors of Halley set forth opposite such Person’s name in the Amended and Restated Halley Charter; and (ii) an individual designated by L (the “Independent Designee”) who satisfies the Independent Designee Requirements and which such individual shall be a member of Class III (as such term is used in the Amended and Restated Halley Charter). Each of the individuals who is or becomes a director of Halley as of the Effective Time in accordance with the foregoing shall continue as a director of Halley from and after the Effective Time until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected and qualified (and in the case of Mr. Steinberg and the Independent Designee, in accordance with the Post-Closing Stockholders Agreement).

(b) Prior to the Closing, Halley shall take all action necessary so that, as of the Effective Time, the officers of Saturn immediately prior to the Effective Time shall be the officers of Halley immediately following the Effective Time (or if any such individual is unwilling or unable to so serve as an officer of Halley, a replacement designated by Saturn).

(c) Prior to the Closing, the board of directors of Halley shall take all action necessary so that, as of the Effective Time, the bylaws of Halley shall have been amended and restated to read in their entirety as set forth on Exhibit B hereto. The bylaws of Halley, as so amended and restated, shall be the bylaws of Halley from and after the Effective Time until thereafter amended in accordance with its terms, the certificate of incorporation of Halley and the DGCL, subject to Section 5.10.

(d) The parties agree that, from and after the Effective Time, the NYSE ticker symbol for the shares of Halley Common Stock will be Saturn’s ticker symbol as of the date hereof.

Section 1.4 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the First Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., New York City time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of the conditions set forth in Article VI (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by Halley and Saturn. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.5 Charter Amendment Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Halley shall cause the Amended and Restated Halley Charter to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with Sections 242 and 245 and the other applicable provisions of the DGCL. The Charter Amendment shall become effective prior to, and subject to the occurrence of, the Effective Time or at such other time as Halley and Saturn shall agree in writing (the effective time of the Charter Amendment is referred to as the “Charter Amendment Effective Time”).

Section 1.6 Effective Times. (a) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties shall cause a certificate of merger with respect to the First Merger (the “Certificate of First Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make any other filings, recordings or publications required to be made by Saturn or Merger Sub 1 under the DGCL in connection with the First Merger. The First Merger shall become effective at such time as the Certificate of First Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as shall be agreed to by Saturn and Halley and specified in the Certificate of First Merger in accordance with the DGCL (the date and time at which the First Merger becomes effective being hereinafter referred to as the “Effective Time”).

(b) Immediately following the Effective Time, but only if the Second Merger Opt-Out Condition has not occurred, the parties will cause a certificate of merger with respect to the Second Merger (the “Certificate of Second Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and the LLC Act, and make any other filings, recordings or publications required to be made by the Surviving Corporation or Merger Sub 2 under the DGCL or LLC Act in connection with the Second Merger. The Second Merger shall become effective at such time as the Certificate of Second Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as shall be agreed to by Saturn and Halley and specified in the Certificate of Second Merger in accordance with the DGCL and the LLC Act (the date and time at which the Second Merger becomes effective being hereinafter referred to as the “Second Merger Effective Time”).

(c) At the Second Merger Effective Time (i) each share of the Surviving Corporation common stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto, and (ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

Section 1.7 Effect of the Mergers. The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of Saturn shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of Saturn shall become the debts, liabilities and duties of the Surviving Corporation. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the LLC Act. Without limiting the generality of the foregoing, at the Second Merger Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Surviving Corporation shall vest in the Surviving Company, and all of the debts, liabilities and duties of the Surviving Corporation shall become the debts, liabilities and duties of the Surviving Company.

Section 1.8 Surviving Corporation/Company Governing Documents.

(a) At the Effective Time, by virtue of the First Merger, the certificate of incorporation of Saturn shall be amended to read in its entirety as set forth in Exhibit C hereto (the “Surviving Corporation Charter”). Such certificate of incorporation, as so amended, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.10.

(b) At the Effective Time, the bylaws of Saturn shall be amended and restated to read in their entirety substantially as set forth on Exhibit D hereto (the “Surviving Corporation Bylaws”). Such bylaws, as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided by Surviving Corporation Bylaws, by the Surviving Corporation Charter or by applicable Law, subject to Section 5.10.

(c) If the Second Merger Opt-Out Condition has not occurred, the certificate of formation and the limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

Section 1.9 Surviving Corporation/Company Directors, Officers and Managers. At the Effective Time, the directors and officers of the Surviving Corporation shall consist solely of the individuals designated for such roles by Saturn prior to the Closing. Each of the individuals who is or becomes a director and/or officer of the Surviving Corporation as of the Effective Time in accordance with the foregoing shall continue as a director and/or officer, as applicable, of the Surviving Corporation from and after the Effective Time until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified. Halley shall take all actions necessary so that from and after the Second Merger Effective Time, until the earlier of his or her death, resignation or removal or the time at which his or her successor is duly elected or appointed and qualified, the directors and officers of the Surviving Corporation immediately prior to the Second Merger Effective Time shall be the managers and officers, respectively, of the Surviving Company.

ARTICLE II

CONVERSION AND EXCHANGE OF SHARES IN THE FIRST MERGER

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the First Merger and without any action on the part of Saturn, Halley, Merger Sub or the holders of any shares of capital stock of Saturn or Halley:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall thereupon be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Each share of Saturn Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and subject to the limitation in Section 2.1(e)) shall thereupon be converted into the right to receive one validly issued, fully paid and non-assessable share of Halley Common Stock (the “Merger Consideration”). The parties hereto agree that the one-for-one exchange ratio and the Merger Consideration were determined assuming that the Reverse Split shall have occurred prior to the First Merger.

(c) Each share of Saturn Common Stock held in the treasury of Saturn or owned or held, directly or indirectly, by Halley or any Subsidiary of Halley or Saturn immediately prior to the Effective Time (each such share, a “Cancelled Share”) shall automatically be cancelled and shall cease to exist without any conversion thereof, and no consideration shall be delivered in exchange therefor.

(d) All shares of Saturn Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the applicable Merger Consideration payable pursuant to Section 2.1(b), and any dividends or other distributions payable pursuant to Section 2.2(e), in each case to be issued or paid in accordance with Section 2.2, without interest, but subject to Section 2.2(c).

(e) Notwithstanding anything to the contrary in this Agreement, no Halley Common Stock shall be issued in the Merger to any Saturn stockholder if as a result of such issuance such Saturn stockholder would become a Substantial Holder (as such term is defined in Article XIII of the Amended and Restated Halley Charter in effect at the Effective Time); provided that, any share of Halley Common Stock that would be issuable to any such Saturn stockholder but for the operation of this Section 2.1(e) and the applicable provisions of Article XIII of the Amended and Restated Halley Charter in effect at the Effective Time shall instead be treated as Excess Securities (as such term is defined in Article XIII of the Amended and Restated Halley Charter in effect at the Effective Time) and be issued to the Agent (as such term is defined in Article XIII of the Amended and Restated Halley Charter in effect at the Effective Time) and thereafter be disposed of by the Agent in accordance with Section 13(b)(ii) of Article XIII of the Amended and Restated Halley Charter in effect at the Effective Time.

Section 2.2 Exchange and Payment.

(a) Prior to the Closing, Halley and Saturn shall jointly appoint a bank or trust company to act as exchange agent for the payment of the Merger Consideration (the “Exchange Agent”). Prior to the Effective Time, and prior to filing the Certificate of First Merger with the Secretary of State of the State of Delaware, Halley shall deposit (or cause to be deposited) book-entry shares of Halley Common Stock representing the aggregate Merger Consideration with the Exchange Agent, in trust for the benefit of holders of record of shares of Saturn Common Stock to be converted into the right to receive the Merger Consideration pursuant to Section 2.1(b). In addition, Halley shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.2(e). In the event such deposit shall be insufficient to make payments, Halley shall promptly deposit, or cause to be deposited, additional book-entry shares of Halley Common Stock or funds, as applicable, with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. All book-entry shares of Halley Common Stock, dividends and distributions deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1 and Section 2.2, except as expressly provided for in this Agreement.

(b) Promptly after the Effective Time, Halley shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”), and may cause the Exchange Agent to mail to each holder of a book-entry share (“Book-Entry Shares”), in each case that immediately prior to the Effective Time represented outstanding shares of Saturn Common Stock (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which letter shall be in customary form and contain such other provisions as Halley, Saturn and the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration pursuant to Section 2.1(b) and any dividends or other distributions payable pursuant to Section 2.2(e) (which instructions shall be in customary form and contain such other provisions as Halley, Saturn and the Exchange Agent may reasonably specify). With respect to holders of Saturn Book-Entry Shares, the parties shall cooperate to establish procedures with the Exchange Agent to allow the Exchange Agent to transmit, following the Effective Time, to such holders or their nominees, upon surrender of Saturn Common Stock, the Merger Consideration and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement.

(c) Each holder of shares of Saturn Common Stock that have been converted into a right to receive the Merger Consideration pursuant to Section 2.1(b), upon proper surrender of a Certificate or Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive in exchange therefor (i) the number of shares of Halley Common Stock to which such holder of Saturn Common Stock shall have become entitled pursuant to the provisions of Section 2.1(b) (as modified by Section 2.1(e), if applicable) (which shall be in uncertificated book-entry form), and (ii) an amount (if any) in immediately available funds, after giving effect to any required Tax withholdings as provided in Section 2.5) of any dividends or other distributions payable pursuant to Section 2.2(e), and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, or any unpaid dividends and distributions, if any, payable to holders of Certificates or Book-Entry Shares. Halley shall cause the Exchange Agent to make all payments required pursuant to the preceding sentence as soon as practicable following the valid surrender of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable pursuant to Section 2.1(b) (as modified by Section 2.1(e), if applicable) in respect thereof and any dividends or other distributions payable pursuant to Section 2.2(e), but shall not entitle its holder or any other Person to any rights as a stockholder of Saturn or Halley.

(d) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Halley and the Exchange Agent that such Tax is not applicable.

(e) No dividends or other distributions with respect to Halley Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Halley Common Stock that the holder thereof has the right to receive upon the surrender thereof, until the holder thereof shall surrender such Certificate or Book-Entry Share in accordance with this Article II. Following the proper surrender of a Certificate or Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, in addition to the Merger Consideration, (i) promptly following such surrender, the amount of any dividends or other distributions with a record date after the Effective Time and payment date on or prior to the date of such surrender in respect of the whole shares of Halley Common Stock issued as Merger Consideration in exchange for such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a payment date subsequent to such surrender in respect of the shares of Halley Common Stock issued as Merger Consideration in exchange for such surrender. For purposes of dividends and other distributions in respect of the Halley Common Stock, the Halley Common Stock to be issued as Merger Consideration shall be entitled to dividends and other distributions pursuant to this Section 2.2(e) as if issued and outstanding as of the Effective Time.

(f) The Merger Consideration and any dividends or other distributions payable pursuant to Section 2.2(e) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Saturn Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of Saturn shall be closed and there shall be no further registration of transfers of the shares of Saturn Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer, or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(g) Any portion of the Exchange Fund (including any interest or other income earned on the Exchange Fund) that remains undistributed to the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any remaining holders of Certificates or Book-Entry Shares shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Law), as general creditors thereof, for payment of the Merger Consideration and any unpaid dividends or other distributions payable pursuant to Section 2.2(e). None of Halley, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Halley Common Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Halley; provided that (i) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (ii) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Halley and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Halley or the Exchange Agent, the posting by such Person of a bond in such amount as Halley or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof and any dividends or other distributions payable pursuant to Section 2.2(e).

Section 2.3 Treatment of Saturn Equity Awards.

(a) Saturn Restricted Stock Awards. As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, each award of Saturn Common Stock subject to vesting, repurchase or other lapse restriction granted under a Saturn Plan (each, a “Saturn Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time, shall be assumed by Halley and shall be automatically converted into a restricted stock award of Halley Common Stock equal to the number of shares of Saturn Common Stock subject to such Saturn Restricted Stock Award as of immediately prior to the Effective Time (each, a “New Halley Restricted Stock Award”). Except as otherwise provided in this Section 2.3(a), each Saturn Restricted Stock Award assumed and converted into a New Halley Restricted Stock Award pursuant to this Section 2.3(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Saturn Restricted Stock Award as of immediately prior to the Effective Time.

(b) Saturn RSU Awards. As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, each vested and unvested restricted stock unit award that corresponds to a number of shares of Saturn Common Stock granted under a Saturn Plan (each, a “Saturn RSU Award”) that is outstanding as of immediately prior to the Effective Time, shall be assumed by Halley and shall be automatically converted into a restricted share unit award of Halley Common Stock equal to the number of shares of Saturn Common Stock subject to such Saturn RSU Award as of immediately prior to the Effective Time (each, a “New Halley RSU Award”). Except as otherwise provided in this Section 2.3(b), each Saturn RSU Award assumed and converted into a New Halley RSU Award pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Saturn RSU Award as of immediately prior to the Effective Time.

(c) Saturn PSU Awards. As of the Effective Time, by virtue of the First Merger and without any action on the part of the holders thereof, each vested and unvested performance share unit award that corresponds to a number of shares of Saturn Common Stock granted under a Saturn Plan (each, a “Saturn PSU Award”) that is outstanding as of immediately prior to the Effective Time, shall be assumed by Halley and shall be automatically converted into a performance share unit award of Halley Common Stock equal the number of shares of Saturn Common Stock subject to such Saturn PSU Award as of immediately prior to the Effective Time (each, a “New Halley PSU Award”). Each Saturn PSU Award that is assumed and converted into a New Halley PSU Award pursuant to this Section 2.3(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Saturn PSU Award as of immediately prior to the Effective Time.

(d) Saturn Actions. Prior to the Effective Time, Saturn, the board of directors of Saturn and any applicable committee thereof shall pass resolutions, provide any notices, obtain any consents, make any amendments to Saturn Plans or Saturn Equity Awards and take such other actions as are necessary to provide for the treatment of Saturn Restricted Stock Awards, Saturn RSU Awards and Saturn PSU Awards (collectively, the “Saturn Equity Awards”) contemplated by this Section 2.3.

(e) Plans and Awards Assumed by Halley. At the Effective Time, Halley shall assume all rights and obligations in respect of each equity-based Saturn Plan, including each outstanding Saturn Equity Award, and will be able to grant stock awards, to the extent permissible by applicable Law under the terms of Saturn Plans, except that: (i) stock covered by such awards shall be shares of Halley Common Stock; (ii) all references in such Saturn Plan to a number of shares of Saturn Common Stock shall be amended or deemed amended to refer instead to a number of shares of Halley Common Stock equal to the number of referenced shares of Saturn Common Stock; and (iii) the board of directors of Halley or a committee thereof shall succeed to the authority and responsibility of the board of directors of Saturn or any committee thereof with respect to the administration of such Saturn Plan.

(f) Halley Actions. Prior to the Effective Time, Halley, the board of directors of Halley and any applicable committee thereof shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Halley Common Stock sufficient to cover the settlement of the New Halley Restricted Stock Awards, New Halley RSU Awards and New Halley PSU Awards that are converted in accordance with this Section 2.3. Saturn and Halley shall cooperate in connection with the preparation of registration statements on Form S-8 (or any successor or other appropriate form, including a Form S-1 or Form S-3 in the case of awards held by former employees and service providers of Saturn) with respect to the shares of Halley Common Stock subject to such awards, in order to file such forms effective as of the Effective Time or, in the event the necessary financial information required for such filings is not filed or able to be filed with the SEC as of the Effective Time, as soon as reasonably practicable following the Effective Time.

Section 2.4 Treatment of Halley Equity Awards.

(a) Halley Stock Options and Warrants. As of the date that is ten days prior to the Effective Time, but subject to the occurrence of the Closing, each stock option granted under a Halley Plan or otherwise (a “Halley Stock Option”) and each warrant granted under a Halley Plan or otherwise (a “Halley Warrant”) that in either case is then outstanding and unvested shall become fully vested and exercisable. To the extent that, prior to the Reverse Split Time, the holder of a Halley Stock Option or Halley Warrant exercises such Halley Stock Option or Halley Warrant, the shares of Halley Common Stock issued to such holder on such exercise shall be treated as a share of Halley Common Stock for all purposes under this Agreement, including the Reverse Split and the First Merger. As of the Reverse Split Time, each Halley Stock Option and each Halley Warrant that is then outstanding and unexercised shall be adjusted by (i) multiplying the number of shares of Halley Common Stock covered by such Halley Stock Option or Halley Warrant by the Halley Share Consolidation Ratio and rounding down to the nearest whole share and (ii) dividing the per-share exercise price of such Halley Stock Option or Halley Warrant by the Halley Share Consolidation Ratio and rounding up to the nearest whole cent; provided that each such Halley Stock Option or Halley Warrant shall be further adjusted to the extent required to remain compliant with Section 409A of the Code and the Treasury Regulations issued thereunder. Except as otherwise provided in this Section 2.4(a), each such adjusted Halley Stock Option or Halley Warrant shall continue to have, and shall be subject to, the same terms and conditions as applied to such Halley Stock Option or Halley Warrant as of immediately prior to the Reverse Split Time.

(b) Halley Restricted Stock Awards. Immediately prior to the Reverse Split Time and without any action on the part of the holders thereof, each award of Halley Common Stock subject to vesting, repurchase or other lapse restriction granted under a Halley Plan (each, a “Halley Restricted Stock Award”) that is outstanding as of immediately prior to the Reverse Split Time shall vest in full and become fully vested shares of Halley Common Stock (the “Halley Vested Restricted Stock Award Shares”) (and, for the avoidance of doubt, net of any applicable shares of Halley Common Stock used to satisfy any withholding taxes). As of the Reverse Split Time, each Halley Vested Restricted Stock Award Share shall be treated as a share of Halley Common Stock for all purposes under this Agreement, including the Reverse Split and the First Merger.

(c) Halley Actions. Prior to the Reverse Split Time, Halley, the board of directors of Halley and any applicable committee thereof shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Halley Plans or Halley Equity Awards and take such other actions as are necessary and approved by Saturn (such approval not to be unreasonably withheld, delayed or conditioned) to provide for the equitable adjustment of the Halley Stock Options and Halley Restricted Stock Awards (collectively, “Halley Equity Awards”) as contemplated by this Section 2.4.

Section 2.5 Withholding Rights. Each of Halley, Saturn, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under the Code, applicable Treasury Regulations or any provision of state, local or foreign Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Adjustments. If between the date of this Agreement and the Effective Time the outstanding shares of Halley Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or any subdivision split (including a reverse stock split), combination or consolidation of shares, or any similar event shall have occurred (in each case, other than the Reverse Split), then any number or amount contained herein (including any exchange ratio) which is based upon the number of shares of Halley Common Stock will be equitably adjusted to provide to Halley, the holders of Halley Common Stock, the holders of Halley Equity Awards, the holders of Saturn Common Stock and the holders of Saturn Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.6 shall be construed to permit Halley to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.7 Delivery of Halley Closing Certificate.

(a) Ten Business Days prior to the Closing Date, Halley shall deliver to Saturn a certificate executed by a senior executive officer of Halley setting forth (based on the information then known at such time) an accurate and complete itemized list (other than in each case for de minimis inaccuracies) of any and all Closing Indebtedness, Closing Cash, and Halley Final Unpaid Transaction Expenses, together with a calculation of Closing Net Indebtedness resulting therefrom (the “Halley Closing Certificate”), in each case, (a) as of 11:59 pm New York time on the day immediately prior to the Closing Date (the “Adjustment Measurement Date”) and (b) in a manner consistent with the definitions and other applicable provisions of this Agreement. The Halley Closing Certificate shall include reasonable supporting detail for each of the items and calculations set forth therein, including, in the case of Halley Final Unpaid Transaction Expenses, final invoices for each of Halley’s financial advisors, attorneys, accountants, or other advisors whose fees would constitute Halley Final Unpaid Transaction Expenses. The Halley Closing Certificate shall be subject to adjustment as set forth in Section 2.7(b).

(b) Following delivery of the Halley Closing Certificate, Halley shall, and shall cause each of its Subsidiaries and Representatives to, promptly (and in any event within twenty four hours upon delivery of the Halley Closing Certificate) provide reasonable access to the financial records, supporting documents and work papers and personnel of Halley and its Subsidiaries to Saturn and its accountants and other representatives (subject to the execution of customary work paper access letters if requested) as may be reasonable necessary for its and their review of the Halley Closing Certificate. In the event that, within three Business Days following the provision of such required access, Saturn provides Halley with written notice of any objections to the Halley Closing Certificate and/or the calculations of Closing Indebtedness, Closing Cash, Halley Final Unpaid Transaction Expenses and Closing Net Indebtedness, Halley and Saturn shall promptly negotiate in good faith to resolve any such objections prior to the Closing, and the Halley Closing Certificate and the calculations set forth thereon shall be modified with any resulting changes as may be mutually agreed by Halley and Saturn. If Halley and Saturn are unable to reach agreement within two Business Days following delivery of such objections, they shall promptly thereafter jointly retain the dispute resolution group of PricewaterhouseCoopers (or, if such Person is unwilling or unable to serve, such other independent accounting firm of recognized national standing as Halley and Saturn may mutually agree, which agreement shall not be unreasonably withheld) (the “Accounting Referee”) to review any items that remain in dispute (together with any calculations that Halley proposes to change pursuant to Section 2.7(c) and which Saturn disputes, the “Disputed Items”), and only those items, for the purpose of calculating Closing Indebtedness, Closing Cash, Halley Final Unpaid Transaction Expenses and Closing Net Indebtedness, as applicable (it being understood and agreed that in conducting such review and making such calculation, the Accounting Referee shall adhere to the provisions of this Agreement, and shall not conduct an independent review). Halley and Saturn shall promptly provide their assertions regarding the Disputed Items in writing (the “Dispute Notice”) to the Accounting Referee and to each other. The Accounting Referee shall be instructed to render its determination in the form of a written report setting forth its calculations (including the basis thereof) with respect to the Disputed Items as promptly as reasonably possible (which the parties hereto agree should not be later than three Business Days following the date on which the disagreement is referred to the Accounting Referee), and the Accounting Referee’s determination of each Disputed Item shall not be greater than the greater value for such Disputed Item claimed by either party in the Dispute Notice. The

Accounting Referee’s report shall be final, binding and conclusive for all purposes hereunder, shall be deemed a final arbitration award that is binding on the parties hereto, and neither Halley nor Saturn shall seek further recourse to courts or other tribunals, other than to enforce such report in any court of competent jurisdiction. The costs, fees and expenses of the Accounting Referee to resolve the Disputed Items shall be borne (i) by Halley if Halley is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee, (ii) by Saturn if Saturn is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee and (iii) otherwise equally by Halley and Saturn. The costs, fees and expenses of the Accounting Referee that are borne by Halley, if any, shall be deemed to constitute Halley Final Unpaid Transaction Expenses hereunder.

(c) From and after delivery of the Halley Closing Certificate, Halley shall use reasonable best efforts to promptly (and in any event within one Business Day) inform Saturn if it obtains knowledge that any of the calculations of Closing Indebtedness, Closing Cash, Halley Final Unpaid Transaction Expenses and Closing Net Indebtedness have changed (other than de minimis changes) and such Halley Closing Certificate shall be deemed amended accordingly. Upon notice of such a change, the Halley Closing Certificate, inclusive of such changes, shall be subject to the dispute resolution procedures set forth in Section 2.7(b).

(d) The Halley Closing Certificate as modified pursuant to Section 2.7(b)-(c) shall be final and binding on the parties.

Section 2.8 Delivery of Halley Capitalization Certificate. Concurrently with the delivery of a Halley Closing Certificate, Halley shall also deliver to Saturn a certificate, executed by a senior executive officer of Halley setting forth an accurate and complete statement (other than minimis inaccuracies) of (1) the number of issued and outstanding shares of Halley Common Stock, (2) the Unadjusted Saturn Shares Held by Halley, and (3) the number of shares of Halley Common Stock issuable in respect of all outstanding Halley Stock Options and the number of shares of Halley Common Stock underlying outstanding Halley Restricted Stock Awards, in each case as of immediately prior to the Closing Date (the “Halley Capitalization Certificate”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SATURN

Saturn represents and warrants to Halley and Merger Sub as follows (it being understood that each representation and warranty contained in this Article III is subject to: (a) the exceptions and disclosures set forth in the corresponding section or subsection of the disclosure letter delivered by Saturn to Halley contemporaneously with the execution of this Agreement (the “Saturn Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Saturn Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty, and (c) any information (other than information set forth therein under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” and any other information set forth therein that is predictive or forward-looking in nature) set forth in the Saturn SEC Documents (excluding exhibits and schedules thereto) filed on the SEC’s EDGAR database on or after January 1, 2016 and publicly available thereon at least two (2) Business Days prior to the date of this Agreement:

Section 3.1 Organization, Standing and Power.

(a) Saturn is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Saturn’s Subsidiaries (i) is an entity duly organized, validly existing and (to the extent applicable) in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of (i) and (ii) where the failure to be so existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Saturn Material Adverse Effect. Saturn and each of its Subsidiaries is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Saturn Material Adverse Effect.

(b) Saturn’s certificate of incorporation (the “Saturn Charter”) and bylaws (the “Saturn Bylaws”), as currently in effect, are included in the Saturn SEC Documents. Saturn is not in material violation of any provision of the Saturn Charter or Saturn Bylaws.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Saturn consists solely of 200,000,000 shares of Saturn Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Saturn Preferred Stock”). As of the close of business on February 20, 2018 (the “Saturn Measurement Date”), (i) 57,880,340 shares of Saturn Common Stock (excluding treasury shares but including zero shares of Saturn Common Stock outstanding pursuant to Saturn Restricted Stock Awards) were issued and outstanding, (ii) 3,995,688 shares of Saturn Common Stock were held by Saturn in its treasury, (iii) no shares of Saturn Preferred Stock were issued or outstanding and no shares of Saturn Preferred Stock were held by Saturn in its treasury, (iv) 31,206 shares of Saturn Common Stock were reserved for issuance pursuant to outstanding Saturn RSU Awards, and (v) 492,321 shares of Saturn Common Stock were reserved for issuance pursuant to outstanding Saturn PSU Awards (assuming target performance). All outstanding shares of capital stock of Saturn are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any other similar right under any provision of the Saturn Charter, the Saturn Bylaws or any Contract to which Saturn is a party. No shares of capital stock of Saturn are owned by any Subsidiary of Saturn. Neither Saturn nor any of its Subsidiaries has outstanding any bonds, debentures or notes having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Saturn on any matter. Except as set forth above in this Section 3.2(a) and except for changes since the close of business on the Saturn Measurement Date resulting from the settlement, vesting or forfeiture of Saturn Restricted Stock Awards, Saturn RSU Awards or Saturn PSU Awards in accordance with their terms as of the date hereof, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Saturn, (B) securities or rights of Saturn or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Saturn or other voting securities or equity interests of Saturn, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Saturn or any of its Subsidiaries or other equity equivalent or equity-based awards or rights (including rights linked to the value of capital stock of Saturn), (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Saturn or any of its Subsidiaries, or obligations of Saturn or any of its Subsidiaries to issue, any shares of capital stock of Saturn, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Saturn or rights or interests described in the preceding clauses (A) through (C), or (E) obligations of Saturn or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) There are no stockholder agreements, voting trusts or other agreements or understandings to which Saturn or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Saturn.

Section 3.3 Authority.

(a) Saturn has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Saturn Support Agreement and to consummate the transactions contemplated hereby and thereby, including the Merger. The execution, delivery and performance of this Agreement and the Saturn Support Agreement by Saturn and the consummation by Saturn of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action on the part of Saturn and no other corporate proceedings on the part of Saturn are necessary to approve this Agreement or the Saturn Support Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, other than, in the case of the consummation of the Merger, Saturn Stockholder Approval. Each of this Agreement and the Saturn Support Agreement has been duly executed and delivered by Saturn and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding obligation of Saturn, enforceable against Saturn in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The board of directors of Saturn, acting upon the unanimous recommendation of the Special Committee, at a meeting duly called and held, adopted resolutions, which as of the date of this Agreement have not been amended or withdrawn, (i) determining that the terms of this Agreement, the Saturn Support Agreement, the Halley Support Agreements and the Post-Closing Stockholders Agreement, the Merger and the other transactions contemplated hereby and thereby are fair to and in the best interests of Saturn’s stockholders other than Halley and its Subsidiaries, (ii) approving and declaring advisable this Agreement, the Saturn Support Agreement, the Halley Support Agreements, the Post-Closing Stockholders Agreement, the Merger and the other transactions contemplated hereby and thereby, (iii) directing that this Agreement be submitted to the stockholders of Saturn for their consideration and (iv) resolving to recommend that Saturn’s stockholders vote in favor of the adoption of this Agreement. For the avoidance of doubt, any change in or modification or rescission of the board of directors of Saturn’s recommendation in accordance with Section 5.3 shall not be a breach of the immediately preceding sentence.

(c) The Saturn Requisite Stockholder Approvals are the only votes of the holders of any class or series of Saturn’s capital stock or other securities required in connection with the consummation of any of the transactions contemplated by this Agreement, including the Merger, under applicable Law, the Saturn Charter or the Saturn Bylaws.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement and the Saturn Support Agreement by Saturn does not and will not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance by Saturn with the provisions hereof and thereof will not, (i) conflict with or violate the Saturn Charter or Saturn Bylaws, (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the material properties, assets or rights of Saturn or any of its Subsidiaries under any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order, commitment, agreement, instrument, obligation, undertaking, permit or franchise (each, including all amendments thereto, a “Contract”) to which Saturn or any of its Subsidiaries is a party or by which Saturn or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental and regulatory filings and other matters referred to in Section 3.4(b), conflict with or violate any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (“Law”) applicable to Saturn or any of its Subsidiaries or by which Saturn or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences, individually or in the aggregate, that would not reasonably be expected to have a Saturn Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority (including the NYSE and FINRA - Financial Industry Regulatory Authority), instrumentality, agency, commission or body (each, a “Governmental Entity” ) is required by or with respect to Saturn or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Saturn Support Agreement by Saturn, or the consummation by Saturn of the Merger and the other transactions contemplated hereby or thereby or compliance with the provisions hereof or thereof, except for, (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934 (the “Exchange Act”) and any other applicable state or federal corporation or securities Laws and “blue sky” Laws, (ii) the filing of the Certificate of First Merger with the Secretary of State of the State of Delaware as required by the DGCL or any other filings and approvals required by the DGCL, (iii) the filing of the Certificate of Second Merger with the Secretary of State of the State of Delaware as required by the DGCL and the LLC Act or any other filings and approvals required by the DGCL and the LLC Act, (iv) any filings and approvals required under the rules and regulations of the NYSE, (v) such other items required by reason of the participation of Halley or Merger Sub in the transactions contemplated hereby, and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Saturn Material Adverse Effect.

Section 3.5 Certain Information. None of the information supplied or to be supplied by or on behalf of Saturn specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto or at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Saturn specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time it is first mailed to Saturn’s stockholders or Halley’s stockholders or at the time of the Halley Stockholders Meeting or the Saturn Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act (i) at the times the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective, (ii) at the times the Joint Proxy Statement/Prospectus is mailed to Saturn’s stockholders and Halley’s stockholders and (iii) at the time of the Saturn Stockholders Meeting and the Halley Stockholders Meeting. The representations and warranties contained in this Section 3.5 do not and will not apply to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by or on behalf of Halley specifically for inclusion or incorporation by reference therein.

Section 3.6 SEC Reports; Financial Statements.

(a) Saturn has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Saturn since January 1, 2016 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, and any amendments or supplements thereto, the “Saturn SEC Documents”). True, correct and complete copies of all Saturn SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC. As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Saturn SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Saturn SEC Documents at the time it was filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Saturn’s Subsidiaries is required to file or furnish any forms, reports, schedules, statements or other documents with the SEC.

(b) The consolidated financial statements (including the related notes and any schedules thereto) included (or incorporated by reference) in the Saturn SEC Documents (i) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Exchange Act), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly present in all material respects in accordance with GAAP the consolidated financial position of Saturn and its Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in stockholders equity for the periods reflected therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including any notes thereto, in each case, that were not, or are not expected to be, individually or in the aggregate, material in amount). Since January 1, 2016, Saturn has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Saturn has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information (both financial and non-financial) relating to Saturn, including its consolidated Subsidiaries, required to be disclosed in Saturn’s periodic and current reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and made known to Saturn’s management, including its principal executive and principal financial officers, or others performing similar functions, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act. Saturn’s management has evaluated, with the participation of Saturn’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of Saturn’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Saturn SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Saturn and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of Saturn’s financial reporting and the preparation of Saturn’s financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Saturn and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of Saturn and its Subsidiaries. Saturn has disclosed, based on its most recent evaluation of Saturn’s internal control over financial reporting prior to the date hereof, to Saturn’s auditors and audit committee, which disclosure is set forth in Section 3.6(d) of the Saturn Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of Saturn’s internal control over financial reporting which are reasonably likely to adversely affect Saturn’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Saturn’s internal control over financial reporting. Since January 1, 2016, any material change in internal control over financial reporting required to be disclosed in any Saturn SEC Document has been so disclosed.

(e) Since January 1, 2016, neither Saturn nor any of its Subsidiaries, nor to the knowledge of Saturn, any director, officer, employee, auditor, accountant or representative of Saturn or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Saturn or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim relating to an individual with responsibility for these matters or that Saturn or any of its Subsidiaries has engaged in improper accounting or auditing practices.

(f) There are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Saturn SEC Documents. None of the Saturn SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither Saturn nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Saturn and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of Saturn, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)).

Section 3.7 No Undisclosed Liabilities. Neither Saturn nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a consolidated balance sheet under GAAP, except (a) to the extent accrued, reflected, disclosed or reserved against on the most recent consolidated balance sheet (as amended or restated prior to the date hereof, if applicable) of Saturn included in the Saturn SEC Documents filed prior to the date hereof, (b) for liabilities incurred in the Ordinary Course since the date of such balance sheet, (c) for liabilities or obligations arising out of this Agreement or the transactions contemplated hereby, and (d) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Saturn Material Adverse Effect.

Section 3.8 Transaction Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding, in each case by or before any arbitrator or Governmental Entity (each, an “Action”) pending or, to the knowledge of Saturn, threatened in writing against Saturn or any of its Subsidiaries seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement, the Saturn Support Agreement, or the Post-Closing Stockholders Agreement.

Section 3.9 Compliance with Laws. Saturn and each of its Subsidiaries are and, since January 1, 2016, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Saturn Material Adverse Effect. None of Saturn or any of its Subsidiaries has received, since January 1, 2016, a notice or other written communication from any Governmental Entity or Person alleging or relating to a possible failure of Saturn or any of its Subsidiaries to so be in compliance that, individually or in the aggregate, has had or would reasonably be expected to have a Saturn Material Adverse Effect.

Section 3.10 Taxes. Neither Saturn nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.11 State Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Article IV, the board of directors of Saturn (acting upon the unanimous recommendation of the Special Committee) has taken such actions and votes necessary to render the provisions of any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law or any anti-takeover provision in its governing documents (collectively, “Takeover Laws”), inapplicable to this Agreement, the Saturn Support Agreement, the Halley Support Agreement and the Post-Closing Stockholders Agreement, the Merger and each of the transactions contemplated hereby or thereby.

Section 3.12 Brokers. No broker, investment banker, financial advisor or other Person, other than Moelis & Company LLC (the “Special Committee Financial Advisor”), the fees and expenses of which will be paid by Saturn, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Saturn or any of its Affiliates.

Section 3.13 Opinion of Special Committee Financial Advisor. The Special Committee has received the oral opinion (to be confirmed in writing) of the Special Committee Financial Advisor to the effect that, as of the date of such opinion, and subject to and based upon the various limitations, matters, qualifications and assumptions set forth in such opinion, the Merger Consideration to be received by the holders of shares of Saturn Common Stock (other than Cancelled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be delivered promptly after the date hereof to Halley for informational purposes only and it is agreed and understood that such opinions may not be relied on by Halley, or any director, officer or employee of Halley.

Section 3.14 No Other Representations and Warranties. Saturn has made its own inquiry and investigation into Halley and Merger Sub and their respective Affiliates and has made an independent judgment concerning the transactions contemplated by this Agreement. Saturn represents, warrants, acknowledges and agrees that except for the representations and warranties of Halley and Merger Sub contained in this Agreement and the Saturn Support Agreement, none of Halley, Merger Sub, their Affiliates or any of their respective Representatives, nor any other Person, makes or has made, and none of Saturn or any of its Representatives nor any other Person has relied upon, any express or implied representation or warranty with respect to Halley, Merger Sub or their Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any information provided or made available to Saturn, its Representatives or any other Person in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Without limiting the generality of the foregoing, none of Halley, Merger Sub, their Affiliates or any of their respective Representatives nor any other Person makes or has made, and none of Saturn or any of its Representatives nor any other Person has relied upon, any express or implied representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Halley, Merger Sub, their Affiliates or the future businesses, operations or affairs of Halley, Merger Sub or their Affiliates or any other information, documents, projections, estimates, forecasts or other material made available to Saturn, any of its Representatives or any other Person in any physical or virtual data room or management presentations in connection with the transactions contemplated by this Agreement or otherwise, or the accuracy or completeness of such information, except to the extent any such information is expressly addressed by a representation or warranty contained in this Agreement or the Saturn Support Agreement (and then only to the extent so expressly addressed), and none of Halley, Merger Sub, their Affiliates or any of their respective Representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Saturn, the Surviving Corporation, their respective Affiliates or any other Person in connection therewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

HALLEY & MERGER SUB

Halley and Merger Sub represent and warrant to Saturn as follows (it being understood that each representation and warranty contained in this Article IV is subject to: (a) the exceptions and disclosures set forth in the corresponding section or subsection of the disclosure letter delivered by Halley to Saturn contemporaneously with the execution of this Agreement (the “Halley Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Halley Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty, and (c) any information (other than information set forth therein under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” and any other information set forth therein that is predictive or forward-looking in nature) set forth in any Halley SEC Documents (excluding exhibits and schedules thereto including, however, for the avoidance of doubt, the exhibit index to any such Halley SEC Documents) filed on the SEC’s EDGAR database on or after January 1, 2016 and publicly available thereon at least two (2) Business Days prior to the date of this Agreement:

Section 4.1 Organization, Standing and Power.

(a) Halley is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Halley’s Subsidiaries (i) is an entity duly organized, validly existing and (to the extent applicable) in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of (i) and (ii) where the failure to be so existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Halley Material Adverse Effect. Halley and each of its Subsidiaries is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Halley Material Adverse Effect.

(b) Halley’s certificate of incorporation (the “Halley Charter”) and bylaws (the “Halley Bylaws”) as currently in effect, are included in the Halley SEC Documents. Halley is not in violation of any provision of the Halley Charter or Halley Bylaws.

Section 4.2 Capital Stock.

(a) Other than any changes to the authorized capital stock of Halley resulting from the Charter Amendment, the authorized capital stock of Halley consists solely of 500,000,000 shares of Halley Common Stock and 10,000,000 shares of Halley Preferred Stock. As of the close of business on February 20, 2018 (the “Halley Measurement Date”), (i) 201,842,876 shares of Halley Common Stock (excluding treasury shares but including 23,735 shares of Halley Common Stock outstanding pursuant to Halley Restricted Stock Awards) were issued and outstanding, (ii) no shares of Halley Common Stock were held by Halley in its treasury, (iii) one share of Halley Preferred Stock was issued and outstanding and no shares of Halley Preferred Stock were held by Halley in its treasury, (iv) 2,762,901 shares of Halley Common Stock were reserved for issuance pursuant to all outstanding Halley Stock Options (with such Halley Stock Options having a weighted average exercise price of $11.38) and 600,000 shares of Halley Common Stock were reserved for issuance pursuant to Halley Warrants at an exercise price of $13.125 per share. All outstanding shares of capital stock of Halley are, and all shares reserved for issuance and all shares of Halley Common Stock to be issued pursuant to the First Merger will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any other similar right under any provision of the Halley Charter, the Halley Bylaws or any Contract to which Halley is a party. No shares of capital stock of Halley are owned by any Subsidiary of Halley. Neither Halley nor any of its Subsidiaries has outstanding any bonds, debentures or notes having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Halley on any matter. Except as set forth above in this Section 4.2(a) and except for changes since the close of business on the Halley Measurement Date resulting from the exercise, settlement or forfeiture of Halley Stock Options, Halley Warrants or Halley Restricted Stock Awards, in accordance with their terms as of the date hereof, in each case as described in Section 4.2(c), as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Halley, (B) securities or rights of Halley or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Halley or other voting securities or equity interests of Halley, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Halley or any of its Subsidiaries or other equity equivalent or equity-based awards or rights (including rights linked to the value of capital stock of Halley), (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Halley or any of its Subsidiaries, or obligations of Halley or any of its Subsidiaries to issue, any shares of capital stock of Halley, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Halley or rights or interests described in the preceding clauses (A) through (C), or (E) obligations of Halley or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. The shares of Halley Common Stock to be issued pursuant to the First Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights or similar rights. As of the date of this Agreement, Halley and its Subsidiaries beneficially own, directly or indirectly, 34,339,752 shares of Saturn Common Stock.

(b) There are no stockholder agreements, voting trusts or other agreements or understandings to which Halley or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Halley.

(c) Section 4.2(c) of the Halley Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on February 21, 2018, of all outstanding Halley Stock Options, Halley Restricted Stock Awards and other similar rights to purchase or receive shares of Halley Common Stock or similar rights granted under any stock option, stock purchase or equity compensation plan, arrangement or agreement of Halley or otherwise, indicating as applicable, with respect to each Halley Equity Award then outstanding, the type of award granted, the number and type of shares of Halley Common Stock subject to such Halley Equity Award, the name of the plan under which such Halley Equity Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof.

(d) The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding, all of which shares are beneficially owned and owned of record by Halley. Halley is the sole member of Merger Sub 2.

Section 4.3 Subsidiaries. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Halley have been duly authorized and validly issued. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned by Halley or a wholly owned Subsidiary of Halley, free and clear of all liens, claims, mortgages, options, rights of first refusal, encumbrances, pledges and security interests or charges of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than restrictions imposed by applicable securities laws, immaterial Liens and Liens securing Indebtedness reflected on the most recent consolidated balance sheet of Halley included in the Halley SEC Documents filed with the SEC prior to the date of this Agreement or incurred by Halley or any of its Subsidiaries in the Ordinary Course of business since the date of such consolidated balance sheet. Neither Halley nor any of its Subsidiaries has outstanding any bonds, debentures or notes having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter with the holders of shares capital stock or other equity interests of any such Subsidiary. There are no other outstanding (A) shares of capital stock or other voting securities or equity interests of any Subsidiary of Halley (other than shares of capital stock or other voting securities or equity interests owned by Halley or a wholly owned Subsidiary of Halley), (B) securities of Halley or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of any Subsidiary of Halley or other voting securities or equity interests of any Subsidiary of Halley, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Halley or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Halley or any of its Subsidiaries, or obligations of Halley or any of its Subsidiaries to issue, any shares of capital stock of any Subsidiary of Halley, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Subsidiary of Halley or rights or interests described in the preceding clause (C), or (E) obligations of Halley or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Halley or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any Subsidiary of Halley. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and Saturn and its Subsidiaries, Halley does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, which interest is material to Halley and its Subsidiaries, taken as a whole.

Section 4.4 Authority.

(a) Each of Halley and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under, as applicable, this Agreement, the Saturn Support Agreement, the Halley Support Agreements and the Post-Closing Stockholders Agreement and to consummate the transactions contemplated hereby and thereby, including the Merger, the Share Issuance and the Charter Amendment. The execution, delivery and performance of this Agreement, the Saturn Support Agreement, the Halley Support Agreements and the Post-Closing Stockholders Agreement by Halley and/or Merger Sub, as applicable, and the consummation by Halley and/or Merger Sub, as applicable, of the transactions contemplated hereby and thereby, including the Merger, the Share Issuance and the Charter Amendment, as applicable, have been duly authorized by all necessary corporate action on the part of Halley and Merger Sub and no other corporate proceedings on the part of Halley or Merger Sub are necessary to approve this Agreement, the Saturn Support Agreement, the Halley Support Agreements or the Post-Closing Stockholders Agreement or to consummate the Merger, the Share Issuance, the Charter Amendment and the other transactions contemplated hereby and thereby, other than, in the case of the consummation by Halley of the Share Issuance and the Charter Amendment, the Halley Stockholder Approval and in the case of the consummation by Merger Sub of the Merger, the Merger Sub Stockholder Approval. Each of this Agreement, the Saturn Support Agreement, the Halley Support Agreements and the Post-Closing Stockholders Agreement has been duly executed and delivered by Halley and/or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding obligation of each of Halley and/or Merger Sub, as applicable, enforceable against each of Halley and/or Merger Sub, as applicable, in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The board of directors of Halley, at a meeting duly called and held, has adopted resolutions, which have not been amended or withdrawn as of the date of this Agreement, (i) determining that the terms of this Agreement, the Saturn Support Agreement, the Halley Support Agreements, the Registration Rights Agreement, the Post-Closing Stockholders Agreement, the Amended and Restated Halley Charter, the Amended and Restated Halley Bylaws, the Merger, the Share Issuance, and the Charter Amendment, and the other transactions contemplated hereby or thereby are fair to and in the best interests of Halley’s stockholders, (ii) approving and declaring advisable this Agreement, the Saturn Support Agreement, the Halley Support Agreements, the Registration Rights Agreement, the Post-Closing Stockholders Agreement, the Amended and Restated Halley Charter, the Amended and Restated Halley Bylaws, and the transactions contemplated hereby and thereby, including the Merger, the Share Issuance and the Charter Amendment, (iii) directing that the Charter Amendment and the Share Issuance be submitted to the stockholders of Halley for their consideration and (iv) resolving to recommend that stockholders of Halley vote in favor of the approval of the Charter Amendment and the Share Issuance. For the avoidance of doubt, any change in or modification or rescission of the board of directors of Halley’s recommendation in accordance with Section 5.3 shall not be a breach of the immediately preceding sentence.

(c) The Halley Stockholder Approval and the consent provisions of the Halley Support Agreement entered into between Halley and F are the only approvals of the holders of any class or series of Halley’s capital stock or other securities required in connection with the consummation of any of the transactions contemplated hereby or by the Saturn Support Agreement, the Halley Support Agreements, the Post-Closing Stockholders Agreement or the Amended and Restated Halley Charter, including the Merger, the Share Issuance and the Charter Amendment, under applicable Law, the Halley Charter or the Halley Bylaws.

(d) The board of directors of Merger Sub 1 has adopted resolutions (i) determining that the terms of this Agreement, the First Merger and the other transactions contemplated hereby are fair to and in the best interests of Merger Sub 1 and Merger Sub 1’s sole stockholder, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the First Merger, (iii) directing that this Agreement be submitted to Halley, as Merger Sub 1’s sole stockholder, for its consideration and (iv) recommending that Halley, as Merger Sub 1’s sole stockholder, vote or act by written consent to approve or adopt this Agreement, and the transactions contemplated hereby, including the First Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(e) The Merger Sub Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Merger Sub required in connection with the consummation of any of the transactions contemplated hereby, including the Merger.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement, the Saturn Support Agreement, the Halley Support Agreements, and the Post-Closing Stockholders Agreement by Halley and Merger Sub, as applicable, does not and will not, and the consummation of the Merger, the Share Issuance and the Charter Amendment and the other transactions contemplated hereby and thereby and compliance by each of Halley and Merger Sub with the provisions hereof and thereof will not, (i) conflict with or violate the Halley Charter, the Halley Bylaws or the articles of incorporation or bylaws of Merger Sub, (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the material properties, assets or rights of Halley or any of its Subsidiaries, including Merger Sub, under any Contract to which Halley or any of its Subsidiaries is a party or by which Halley or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental and regulatory filings and other matters referred to in Section 4.5(b), conflict with or violate any Law applicable to Halley or any of its Subsidiaries or by which Halley or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences, individually or in the aggregate, that would not reasonably be expected to have a Halley Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Halley or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement, the Saturn Support Agreement, the Halley Support Agreements or the Post-Closing Stockholders Agreement by Halley and Merger Sub, as applicable, or the consummation by Halley and/or Merger Sub, as applicable, of the Merger, the Share Issuance, the Charter Amendment and the other transactions contemplated hereby or thereby or compliance with the provisions hereof or thereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal corporation or securities Laws and “blue sky” Laws, (ii) the filing of the Certificate of First Merger with the Secretary of State of the State of Delaware as required by the DGCL or any other filings and approvals required by the DGCL, (iii) the filing of the Certificate of Second Merger with the Secretary of State of the State of Delaware as required by the DGCL and the LLC Act or any other filings and approvals required by the DGCL and the LLC Act, (iv) the filing of the Amended and Restated Halley Charter with the Secretary of State of the State of Delaware as required by the

DGCL or any other filings and approvals required by the DGCL, (v) any filings and approvals required under the rules and regulations of the NYSE, (vi) such other items required by reason of the participation of Saturn in the transactions contemplated hereby, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Halley Material Adverse Effect.

Section 4.6 SEC Reports; Financial Statements.

(a) Halley has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Halley since January 1, 2016 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, and any amendments or supplements thereto, the “Halley SEC Documents”). True, correct and complete copies of all Halley SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC. As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Halley SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Halley SEC Documents at the time it was filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Halley’s Subsidiaries is required to file or furnish any forms, reports, schedules, statements or other documents with the SEC.

(b) The consolidated financial statements (including the related notes and any schedules thereto) included (or incorporated by reference) in the Halley SEC Documents (i) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Exchange Act), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly present in all material respects in accordance with GAAP the consolidated financial position of Halley and its Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in stockholders equity for the periods reflected therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including any notes thereto, in each case, that were not, or are not expected to be, individually or in the aggregate, material in amount). Since January 1, 2016, Halley has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Halley has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information (both financial and non-financial) relating to Halley, including its consolidated Subsidiaries, required to be disclosed in Halley’s periodic and current reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and made known to Halley’s management, including its principal executive and principal financial officers, or others performing similar functions, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act. Halley’s management has evaluated, with the participation of Halley’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of Halley’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Halley SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Halley and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of Halley’s financial reporting and the preparation of Halley’s financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Halley and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of Halley and its Subsidiaries. Halley has disclosed, based on its most recent evaluation of Halley’s internal control over financial reporting prior to the date hereof, to Halley’s auditors and audit committee, which disclosure is set forth in Section 4.6(d) of the Halley Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of Halley’s internal control over financial reporting which are reasonably likely to adversely affect Halley’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Halley’s internal control over financial reporting. Since January 1, 2016, any material change in internal control over financial reporting required to be disclosed in any Halley SEC Document has been so disclosed.

(e) Since January 1, 2016, neither Halley nor any of its Subsidiaries, nor to the knowledge of Halley, any director, officer, employee, auditor, accountant or representative of Halley or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Halley or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim relating to an individual with responsibility for these matters or that Halley or any of its Subsidiaries has engaged in improper accounting or auditing practices.

(f) There are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Halley SEC Documents. None of the Halley SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither Halley nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Halley and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of Halley, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)).

Section 4.7 No Undisclosed Liabilities. Neither Halley nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a consolidated balance sheet under GAAP, except (a) to the extent accrued, reflected, disclosed or reserved against on the most recent consolidated balance sheet (as amended or restated prior to the date hereof, if applicable) of Halley included in the Halley SEC Documents filed prior to the date hereof, (b) for liabilities incurred in the Ordinary Course of business since the date of such balance sheet, (c) for liabilities or obligations arising out of this Agreement or the transactions contemplated hereby, and (d) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Halley Material Adverse Effect.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of Halley or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto or at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by or on behalf of Halley or Merger Sub specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time it is first mailed to Saturn’s stockholders or Halley’s stockholders or at the time of the Halley Stockholders Meeting or Saturn Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act (i) at the times the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective, (ii) at the times the Joint Proxy Statement/Prospectus is mailed to Saturn’s stockholders and Halley’s stockholders and (iii) at the time of the Saturn Stockholders Meeting and Halley Stockholders Meeting. The representations and warranties contained in this Section 4.8 do not and will not apply to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by or on behalf of Saturn specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2017 through the date of this Agreement, Halley and its Subsidiaries have conducted their respective businesses in the Ordinary Course in all material respects.

Section 4.10 Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Halley, threatened against or affecting Halley or any of its Subsidiaries, any of their respective properties or assets, any present or former officer, director or employee of Halley or any of its Subsidiaries in such individual’s capacity as such, or any other Person whose liability with respect to such Action has been assumed or retained by Halley or one of its Subsidiaries, either contractually or by operation of Law, except as has not or would not reasonably be expected to have a Halley Material Adverse Effect. As of the date hereof, neither Halley nor any of its Subsidiaries nor any of their respective material properties or material assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except as has not or would not reasonably be expected to have a Halley Material Adverse Effect. As of the date of this Agreement, there is no Action pending or, to the knowledge of Halley, threatened in writing against Halley or any of its Subsidiaries seeking to prevent, hinder, modify, delay or challenge the Merger, the Share Issuance, the Charter Amendment, or any of the other transactions contemplated by this Agreement, the Halley Support Agreement, the Saturn Support Agreement, or Post-Closing Stockholders Agreement.

Section 4.11 Compliance with Laws. Halley and each of its Subsidiaries are and, since January 1, 2016, have been in compliance with all Laws applicable to their businesses, operations, properties or assets except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Halley Material Adverse Effect. None of Halley or any of its Subsidiaries has received, since January 1, 2016, a notice or other written communication from any Governmental Entity or Person alleging or relating to a possible failure of Halley or any of its Subsidiaries to so be in compliance that, individually or in the aggregate, has had or would reasonably be expected to have a Halley Material Adverse Effect.

Section 4.12 Taxes.

(a) Neither Halley nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Halley Material Adverse Effect:

(i) Each of Halley and its Subsidiaries has (i) timely filed or caused to be timely filed (taking into account any extensions) all Tax Returns required to have been filed by it and all such Tax Returns are true, correct and complete; and (ii) timely paid all Taxes required to have been paid by it (whether or not shown on any Tax Return).

(ii) There is no action, suit, audit, examination, investigation or other proceeding now pending or that has been proposed in writing with respect to Halley or any of its Subsidiaries in respect of any Tax.

(iii) Each of Halley and its Subsidiaries has complied with all Laws relating to the payment, withholding, collection and remittance of Taxes, including with respect to any payments made to any employee, creditor, stockholder, customer or third party.

(iv) Neither Halley nor any of its Subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any amount of Tax may be assessed or collected by any Taxing Authority (other than any extension which is no longer in effect).

(v) No claim has been made by any Governmental Entity in a jurisdiction where Halley or any of its Subsidiaries has not filed Tax Returns indicating that Halley or such Subsidiary is or may be subject to any taxation by such jurisdiction.

(vi) Neither Halley nor any of its Subsidiaries (i) is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement; or (ii) has any liability for Taxes of any Person (other than Halley, Saturn or any of their respective Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise. Neither Halley nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group the common parent of which is Halley).

(vii) There are no Liens for Taxes on any asset of Halley or any of its Subsidiaries, other than liens for taxes or other payments that are not yet due and payable or liens for taxes being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(viii) Neither Halley nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code within the last two (2) years.

(ix) Neither Halley nor any of its Subsidiaries has received any letter ruling from, or entered into any closing agreement with, the Internal Revenue Service or any other Governmental Entity.

(x) Neither Halley nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(xi) Except as set forth on Section 4.12(b)(xi) of the Halley Disclosure Letter, the Board of Directors of Halley has never approved, pursuant to Section (c)(ii) of Section XII of the Halley Charter, any Transfer (as defined in the Halley Charter) that was subject to the restrictions set forth in Section (c)(i) of Article XII of the Halley Charter.

Section 4.13 State Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Article III, the board of directors of Halley has taken such actions and votes necessary to render the provisions of any Takeover Laws inapplicable to this Agreement, the Saturn Support Agreement, the Halley Support Agreements or the Post-Closing Stockholders Agreement, the Merger, the Share Issuance, the Charter Amendment or any of the transactions contemplated hereby or thereby.

Section 4.14 Related Party Transactions. During the period commencing on the date of Halley’s last quarterly report on Form 10-Q filed with the SEC through the date of this Agreement, Halley has not entered into any transactions that would be required to be reported by Saturn on Form 10-Q pursuant to Item 404 of

Regulation S-K promulgated by the SEC, except for transactions after the date hereof that are permitted by Section 5.1(i).

Section 4.15 Indemnification Agreement. Neither Halley nor any of its Subsidiaries is party to any Contracts currently in effect or with continuing obligation pursuant to which they are required to indemnify or reimburse the expenses of (a) any of Halley’s directors or officers, in each case other than Contracts with terms and conditions consistent with those of Halley’s publicly available forms of such Contracts, or (b) any Affiliate of Halley (including L, F or any of their respective Affiliates (other than Halley and its Subsidiaries)).

Section 4.16 Brokers. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC (the “Halley Financial Advisor”) and Jefferies LLC, the fees and expenses of which will be paid by Halley, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Halley or any of its Affiliates.

Section 4.17 Opinion of Halley Financial Advisor. The board of directors of Halley has received the oral opinion (to be confirmed in writing) of the Halley Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such opinion, the Halley Share Consolidation Ratio in the transactions contemplated by this Agreement is fair, from a financial point of view, to the holders of Halley Common Stock. A copy of such opinion will be delivered promptly after the date hereof to Saturn for informational purposes only and it is agreed and understood that such opinions may not be relied on by Saturn, or any director, officer or employee of Saturn.

Section 4.18 Merger Sub. Each Merger Sub was incorporated or formed, as applicable, solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. Merger Sub 2 is, for U.S. federal income tax purposes, an entity disregarded as separate from Halley.

Section 4.19 No Other Representations and Warranties. Each of Halley and Merger Sub has made its own inquiry and investigation into Saturn and its Affiliates and has made an independent judgment concerning the transactions contemplated by this Agreement. Each of Halley and Merger Sub represents, warrants, acknowledges and agrees that except for the representations and warranties of Saturn contained in this Agreement and the Saturn Support Agreement, none of Saturn, its Affiliates or any of their respective Representatives, nor any other Person, makes or has made, and none of Halley, Merger Sub, their Affiliates or any of their respective Representatives, nor any other Person, has relied upon, any express or implied representation or warranty with respect to Saturn or its Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any information provided or made available to Halley, Merger Sub, their respective Representatives or any other Person in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Without limiting the generality of the foregoing, none of Saturn, its Affiliates or any of their respective Representatives nor any other Person makes or has made, and none of Halley, Merger Sub, their respective Representatives nor any other Person has relied upon, any express or implied representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Saturn, its Affiliates or the future businesses, operations or affairs of Saturn or its Affiliates or any other information, documents, projections, estimates, forecasts or other material made available to Halley, Merger Sub, any of their Representatives or any other Person in any physical or virtual data room or management presentations in connection with the transactions contemplated by this Agreement or otherwise, or the accuracy or completeness of such information, except to the extent any such information is expressly addressed by a representation or warranty contained in this Agreement or the Saturn Support Agreement (and then only to the extent so expressly addressed), and none of Saturn, its Affiliates or any of their respective Representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to

Halley, Merger Sub, the Surviving Corporation, their respective Affiliates or any other Person in connection therewith.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Halley. From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as (A) may be required by applicable Law, (B) consented to in writing in advance by Saturn (which consent shall not be unreasonably withheld, delayed or conditioned), (C) otherwise specifically contemplated by this Agreement or (D) set forth in Section 5.1 of the Halley Disclosure Letter, Halley (x) shall, and shall cause each of its Subsidiaries to, carry on its business in the Ordinary Course (including using commercially reasonable efforts to maintain insurance reasonably required for the operation of its business in the Ordinary Course and make any required filings under applicable Law), and (y) shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action is permitted by any of the following subsections pursuant to an exception to conduct that would otherwise be prohibited, such action shall be permitted under this Section 5.1):

(a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a direct or indirect wholly owned Subsidiary of Halley to its parent, or, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or rights of Halley or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or rights, other than (x) the acquisition of shares of capital stock or other equity interests or rights of a direct or indirect wholly owned Subsidiary of Halley from Halley or any other direct or indirect wholly owned Subsidiary of Halley, or (y) the acquisition of Halley Common Stock upon the exercise, settlement, or vesting of Halley Equity Awards outstanding as of the date hereof (in accordance with their terms as of the date hereof), or (C) split, combine, reclassify, subdivide or otherwise amend the terms of any of its capital stock or other equity interests or rights or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or rights, other than as permitted by the proviso in clause (b) below;

(b) except for transactions solely among Halley and its wholly owned Subsidiaries or among Halley’s wholly owned Subsidiaries, (i) issue, sell, pledge, dispose of, encumber, transfer, award or grant any shares of its capital stock, or (ii) issue, award or grant any shares of its Subsidiaries’ capital stock, or in each case of clauses (i) and (ii), any options, warrants, convertible securities or other rights of any kind to acquire the same; provided, however, that Halley may issue shares upon the exercise, payment or settlement of any Halley Warrants or Halley Equity Awards outstanding as of the date hereof (in accordance with their terms as of the date hereof);

(c) amend, restate or otherwise change, or authorize or propose to amend, restate or otherwise change the certificate of incorporation or bylaws (or similar organizational documents) of (i) Halley, or (ii) any Subsidiary of Halley, in the case of this clause (ii) to the extent such amendment, restatement or change would, individually or in the aggregate, reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated hereby;

(d) (i) acquire or agree to acquire by merging or consolidating with, or purchasing any equity or assets of, any corporation, partnership, association or other business organization or division or line of business thereof or (ii) otherwise purchase, lease, license or otherwise acquire any assets or properties of any other Person, other than in the case of this clause (ii), in the Ordinary Course of business;

(e) directly or indirectly sell, pledge, transfer, lease or otherwise dispose of any of the properties, assets or rights listed on Section 5.1(e) of the Halley Disclosure Letter, in each case unless such sale, pledge, transfer, lease or disposition is carried out in a manner consistent with the descriptions and requirements set forth therein;

(f) adopt or enter into a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for transactions solely among Halley’s wholly owned Subsidiaries (including, for the avoidance of doubt, a complete or partial liquidation or dissolution of any Subsidiary of Halley) or in compliance with Section 5.3;

(g) incur or commit to incur, create, prepay, refinance, assume or guarantee for any Person, any Indebtedness, or amend, modify or refinance any Indebtedness, except (i) the incurrence of Indebtedness under Halley’s existing credit facilities in the Ordinary Course, (ii) interest accruals on any existing Indebtedness (which for the avoidance of doubt shall constitute Indebtedness hereunder), including for clarity any payments in respect thereof, and (iii) any prepayment of Indebtedness (and any related prepayment, “make whole” or similar payments) provided that Halley first provides Saturn reasonable advance notice thereof;

(h) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, except to the extent funded or paid in full prior to, and with no continuing obligation following, the Closing (it being understood, for the avoidance of doubt and without duplication, that any such capital expenditures actually incurred shall be included in the calculation of Closing Cash);

(i) enter into any arrangement, understanding, or Contract with any director, officer or Affiliate of Halley or other Contract or a transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, except to the extent satisfied and terminated prior to the Closing Date with no further obligation or liability of or to Halley or any of its Subsidiaries following the Closing (other than customary indemnification obligations under Contracts entered into in the Ordinary Course);

(j) except in the Ordinary Course, (A) enter into, materially modify, amend, renew, terminate, cancel or extend any material Contract (other than terminations thereof upon the expiration of any such Contract in accordance with its terms), or (B) waive, release, assign or otherwise forego any material right or claim of Halley or any of its Subsidiaries under any material Contract;

(k) make any material change to its financial accounting methods, or procedures except (A) insofar as may have been required by GAAP (or any interpretation thereof), SEC rules and regulations or a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization), (B) as disclosed in the Halley SEC Documents filed with the SEC prior to the date of this Agreement; or (C) in conformity with changes made by Spectrum;

(l) (A) make or change any material Tax election, (B) file any amendment to any material Tax Return, (C) settle or compromise any material Tax audit or enter into any material closing agreement, (D) change any annual Tax accounting period, (E) adopt or change any material Tax accounting method, (F) surrender any right to claim a material refund of Taxes, (G) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Halley, (H) file Tax Returns or register to do business in any jurisdiction in which Halley did not file Tax Returns or was not registered to do business in as of the date hereof or (I) approve any Transfer (as defined in the Halley Charter) of Halley Common Stock pursuant to, or grant any waiver of the restrictions contained in, Section (c)(ii) of Article XII of the Halley Charter;

(m) except (i) as required pursuant to existing written agreements or Halley Plans in effect as of the date hereof and as set forth in Section 5.1(m) of the Halley Disclosure Letter, or (ii) for the termination of employees in the Ordinary Course and the entry into any agreements related thereto (it being understood that any payment related to or arising from any such termination or related agreement will be deemed to constitute Halley Final Unpaid Transaction Expenses to the extent unpaid as of the Adjustment Measurement Date), (A) adopt, enter into, amend, modify or terminate, or take any action to accelerate, the funding vesting or payment of any compensation or benefit under, any Halley Plan, (B) increase the compensation or other benefits payable or to become payable to directors, employees, consultants or independent contractors of Halley or any of its Subsidiaries, (C) grant any severance, change of control, retention or termination pay to, or enter into, or amend or modify, any severance, change of control, retention or termination agreement or arrangement with, any director, employee, consultant or independent contractor of Halley or any of its Subsidiaries, (D) enter into any written agreement with an employee other than in the Ordinary Course or (E) establish, adopt, enter into, modify or amend any CBA, plan, trust, fund, policy or arrangement for the benefit of any current or former directors or employees or any of their beneficiaries;

(n) waive, release, settle or agree to the entry of any order, in respect of any claim or Action of or against Halley or any of its Subsidiaries, other than (i) settlements or orders that involve only the payment of monetary damages that do not result in liability or cost to Halley or any of its Subsidiaries following the Closing Date, (ii) claims arising between the parties to this Agreement, or (iii) in compliance with Section 5.8 (it being understood that Halley shall reasonably consult with Saturn in connection with any proposed settlement of any Action);

(o) enter into any line of business; or

(p) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2 Conduct of Business by Saturn. From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as (A) may be required by applicable Law, (B) consented to in writing in advance by Halley (which consent shall not be unreasonably withheld, delayed or conditioned), (C) otherwise specifically contemplated by this Agreement or (D) set forth in Section 5.2 of the Saturn Disclosure Letter, Saturn shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action is permitted by any of the following subsections pursuant to an exception to conduct that would otherwise be prohibited, such action shall be permitted under this Section 5.2):

(a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for pro rata dividends by a direct or indirect Subsidiary of Saturn to its parents (provided that, Saturn may continue to declare and pay its regular quarterly cash dividends to the holders of Saturn Common Stock in an amount not in excess of $0.42 per share of Saturn Common Stock per fiscal quarter, in each case (1) with a record date not more than four business days prior to the anniversary of the record date of Saturn’s regular quarterly dividend for the corresponding quarter of the prior fiscal year and (2) otherwise in accordance with Saturn’s past practice), or (B) split, combine, reclassify, subdivide or otherwise amend the terms of any of its capital stock or other equity interests or rights or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or rights other than as permitted by the proviso in clause (b) below;

(b) except for transactions solely among Saturn and its wholly owned Subsidiaries or among Saturn’s wholly owned Subsidiaries, issue, sell, pledge, dispose of, encumber, transfer, award or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock; provided, however, that Saturn may issue shares upon the exercise, payment or settlement of any Saturn Equity Awards outstanding (in accordance with the terms thereof in effect) as of the date hereof and may grant equity awards in respect of Saturn capital stock following the date hereof in the Ordinary Course with respect to new hires, promotions and regular annual grants of equity awards;

(c) adopt or enter into a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for transactions solely among Saturn’s wholly owned Subsidiaries or in compliance with Section 5.3;

(d) other than in the case of any divestiture of the battery or appliances business of Saturn and its Subsidiaries, sell or acquire or agree to sell or acquire by merging or consolidating with, or purchasing any equity or assets of, any corporation, partnership, association or other business organization or division thereof or otherwise sell, purchase, lease, license or otherwise sell or acquire any assets or properties, in each case in this clause (d) that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated hereby; or

(e) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.3 No Solicitation; Recommendation of the Merger.

(a) Except as set forth below, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, neither Saturn nor Halley, nor any of their respective Subsidiaries shall, and shall not authorize or permit any of their respective directors, officers, employees, investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding itself or any of its Subsidiaries or afford access to its business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any Person (other than the Parties hereto and their Representatives) (a “Third Party”) that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal, or (iii) participate in any discussions or negotiations with any Third Party that is reasonably expected to make, or has made, an Acquisition Proposal, regarding an Acquisition Proposal; provided that, notwithstanding anything to the contrary in this Agreement, any such Person may (A) seek to clarify the terms and conditions of any inquiry, proposal or offer to determine whether such inquiry, proposal or offer may reasonably be expected to lead to a Superior Proposal (it being understood that any such communications with any such Third Party shall be limited to the clarification of the original inquiry or proposal made by such Third Party and shall not include (x) any negotiations or similar discussions with respect to such inquiry, proposal or offer or (y) such Person’s view or position with respect thereto) and (B) inform any Person that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 5.3. Each of Saturn and Halley shall promptly (but in any event within one (1) Business Day) advise the other of any Acquisition Proposal received by such party, the material terms and conditions of any such Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such Acquisition Proposal. Without limiting the foregoing, it is agreed that, if any Representative of Saturn or Halley or any of their respective Subsidiaries takes any action that would constitute a breach of this Section 5.3 if it were authorized or permitted by Saturn or Halley, respectively, such action shall constitute a breach of this Section 5.3 by Saturn or Halley, respectively, whether or not such action shall have been authorized or permitted by Saturn or Halley, respectively, or any of their respective Subsidiaries, unless such Representative has agreed (in any capacity) in a writing enforceable by such party not to take any such action. Notwithstanding the restrictions set forth above in this Section 5.3(a), in the event that Saturn or Halley receives, after the date of this Agreement and prior to obtaining the Saturn Requisite Stockholder Approvals or Halley Stockholder Approval, respectively, a bona fide written Acquisition Proposal that did not result from any breach of this Section 5.3 and that the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be, or to be reasonably expected to lead to, a Superior Proposal, such party may (1) engage in negotiations with, furnish any information with respect to such party and its Subsidiaries to, and afford access to the business, properties, assets, books or records of such party and its Subsidiaries to, the Person or group (and their respective Representatives) making such Acquisition Proposal; provided, that prior to furnishing any such information, it (x) receives from such Person or group an executed confidentiality agreement containing terms and restrictions that are customary for confidentiality agreements executed in similar circumstances and (y) provides prior written notice to the other party; provided, further, that all such information is provided or made available to the other party (to the extent not previously provided or made available) substantially concurrently with it being provided or made available to such Third Party and (2) subject to Section 5.3(d), make an Adverse Recommendation Change.

(b) Except as set forth below, neither the board of directors of Saturn or Halley nor any committee thereof (including, in the case of Saturn, the Saturn Special Committee) shall (i) either (A) withdraw (or modify, withhold or qualify in any manner adverse to the other party), or propose publicly to withdraw (or modify, withhold or qualify in any manner adverse to the other party), the Saturn Recommendation or the Halley Recommendation, respectively, (B) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or fail to recommend against acceptance of such tender or exchange offer by the close of business on the 10th business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act (it being understood and agreed that the board of directors of such party or committee thereof (including, in the case of Saturn, the Saturn Special Committee) may take no position with respect to an Acquisition Proposal that is a tender offer or exchange offer during the period referred to in this clause) or (D) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm its approval or recommendation of this Agreement within five Business Days after another party hereto so requests in writing if an Acquisition Proposal or any material modification thereto shall have been made publicly or sent or given to the stockholders of the other party (or any Person or group shall have publicly announced an intention, whether or not conditional, to make an Acquisition Proposal) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Saturn or Halley, respectively, or any of their respective Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement or arrangement constituting or providing for an Acquisition Proposal or requiring such party to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby.

(c) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Saturn Requisite Stockholder Approvals or Halley Stockholder Approval, as applicable, the board of directors of Saturn or Halley, respectively, may make an Adverse Recommendation Change solely in response to either (i) any material event, development, circumstance, occurrence or change in circumstances or facts that (A) was not known to or reasonably foreseeable (or the material consequences of which (or the magnitude of which) was not known or reasonably foreseeable) to such party’s board of directors on the date of this Agreement and did not result from a breach of this Agreement by such party, and (B) does not relate to an Acquisition Proposal (an “Intervening Event”) or (ii) an Acquisition Proposal that did not result from any breach of this Section 5.3, if (A) in the case of clause (ii), the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes a Superior Proposal, and (B) in the case of each of clauses (i) and (ii), the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable Law.

(d) A party shall not make an Adverse Recommendation Change unless (i) such party shall have first provided to the other party four Business Days’ prior written notice (the “Notice Period”), which notice shall state expressly (A) that it has received a Superior Proposal or that there has been an Intervening Event, (B) in the case of a Superior Proposal, the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal), and include a copy of the relevant material proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents (it being understood and agreed that any amendment (or subsequent amendment) to the financial terms, including to the proposed purchase price, or to any other material term of such Superior Proposal shall each require the notifying party to provide a new notice to the other party in accordance with this clause (d); provided that the Notice Period in connection with any such new notice shall be three Business Days), (C) in the case of an Intervening Event, a description of the material event, development, circumstance, occurrence or change, and (D) that it intends to make an Adverse Recommendation Change and, in reasonable detail, the reasons therefor, and (ii) prior to making an Adverse Recommendation Change, during the Notice Period, to the extent requested by the other party, engaged in good faith negotiations with such other party, to amend this Agreement, and considered in good faith any bona fide offer by such other party and, after such negotiations and good faith consideration of such offer, if any, the board of directors of the notifying party again makes the determination described in the last sentence of Section 5.3(a) (it being understood that the delivery of the notification contemplated by this Section 5.3(d) shall not, in and of itself, constitute an Adverse Recommendation Change).

(e) Nothing contained in this Section 5.3 shall prohibit Saturn or Halley or their respective boards of directors or any committee thereof (including, in the case of Saturn, the Saturn Special Committee) from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its stockholders positions contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop-look-and-listen” or similar communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to its stockholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders under applicable Law or is otherwise required by applicable Law; provided that the foregoing shall not permit the board of directors of Saturn or Halley or any committee thereof, as applicable, to make an Adverse Recommendation Change, except as permitted by Section 5.3(c).

(f) For purposes of this Agreement, “Acquisition Proposal” means, with respect to a party hereto, any proposal or offer (whether or not in writing) by a Third Party, with respect to any (A) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in either Saturn or Halley or their respective Subsidiaries) of any business or assets of such party or any of its Subsidiaries representing ten percent (10%) or more of the consolidated revenues or assets of such party and its Subsidiaries, taken as a whole, (B) issuance, sale or other disposition, directly or indirectly, to any Person or group (including by way of merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in Saturn or Halley or their respective Subsidiaries) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing ten percent (10%) or more of the voting power or economic interests in such party, or (C) transaction (including a merger, consolidation, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Saturn or Halley or otherwise) in which any Person or group shall acquire, directly or indirectly, beneficial ownership (as defined under Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing ten percent (10%) or more of the voting power or economic interests in such party; provided that an Acquisition Proposal does not include any proposal or offer by another party to this Agreement or any of its Subsidiaries. The parties acknowledge and agree that the restrictions set forth in Section 5.3(a) shall not apply to proposals, offers or agreements with respect to, or any discussions related to, any of the transactions or matters described in clauses (A)-(C) of the definition of Acquisition Proposal that relate (x) specifically to the battery or appliances business of Saturn and its Subsidiaries or (y) other transactions that, in either case, would not reasonably be expected to prevent or materially delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated hereby, so long as in each case Saturn keeps Halley informed on a reasonably current basis of the status of such negotiations and the proposed terms and conditions thereof.

(g) For purposes of this Agreement, “Superior Proposal” means, with respect to a party hereto, a bona fide written Acquisition Proposal that such party’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal (a) is reasonably likely to be consummated on the terms proposed, (b) is more favorable from a financial point of view to such party and its stockholders than the terms of the Merger and the other transactions contemplated hereby and (c) is otherwise on terms that the board of directors of such party has determined to be superior to the transactions contemplated hereby, including the Merger; provided, however, that for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in this Agreement, except that each reference to ten percent (10%) set forth therein shall be replaced with a reference to a majority.

Section 5.4 SEC Filings; Stockholders Meetings.

(a) Preparation of Form S-4 and Joint Proxy Statement/Prospectus.

(i) As promptly as practicable after the date of this Agreement, Saturn and Halley shall jointly prepare and Halley shall cause to be filed with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus to be sent to the stockholders of Saturn relating to the Saturn Stockholders Meeting and to the stockholders of Halley relating to the Halley Stockholders Meeting and will also constitute a prospectus with respect to the shares of Halley Common Stock issuable to the stockholders of Saturn in the First Merger. Each of Halley and Saturn will use its reasonable best efforts to have the Form S-4 declared effective and the Joint Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after the filing thereof with the SEC and to keep the Form S-4 effective for so long as necessary to consummate the First Merger and the other transactions contemplated hereby, and each of Saturn and Halley shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the holders of the Saturn Common Stock and to the holders of the Halley Common Stock as promptly as practicable after the Form S-4 shall have become effective and the Joint Proxy Statement/Prospectus shall have been cleared by the SEC. Each of Saturn and Halley shall furnish all non-privileged information concerning such party as may be reasonably requested by the other party in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. No filing of the Form S-4 will be made by Halley, and no filing of the Joint Proxy Statement will be made by Saturn or Halley, in each case, without providing the other party with a reasonable opportunity to review and comment thereon.

(ii) If at any time prior to the Effective Time, any information should be discovered by Saturn or Halley that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and each of the parties shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of Saturn and/or Halley, as applicable; provided, however, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(iii) Saturn and Halley shall promptly notify each other upon the receipt of any comments, whether oral or written, from the SEC or the staff of the SEC on, or any request from the SEC or the staff of the SEC for amendments or supplements to, the Joint Proxy Statement/Prospectus or the Form S-4, and shall provide each other with copies of all correspondence (and a summary of all substantive oral communications) with the SEC or the staff of the SEC with respect to the S-4 or the Joint Proxy Statement/Prospectus. Each of Saturn and Halley shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any substantive correspondence (including responses to SEC comments) or amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 prior to filing with the SEC, and shall provide to the other a copy of all such filings made with the SEC.

(iv) Except for the purpose of disclosing any Adverse Recommendation Change, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Form S-4, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by Saturn or Halley without the approval of the other party, which approval shall not be unreasonably withheld, delayed or conditioned (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Joint Proxy Statement/Prospectus or Form S-4 to the extent such amendment or supplement is required to be included therein so that the Joint Proxy Statement/Prospectus or Form S-4 will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a-9 under the Exchange Act or Section 11 or Section 12 of the Securities Act).

(v) Halley shall also use its reasonable best efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) reasonably required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Halley Common Stock in the First Merger, and Saturn shall furnish all information concerning Saturn as Halley may reasonably request in connection with any such action.

(vi) Each of Halley and Saturn, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, or the suspension of the qualification of the Halley Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction.

(b) Saturn Stockholders Meeting. Saturn shall use, irrespective of whether the board of directors of Saturn has made an Adverse Recommendation Change, its reasonable best efforts to, as promptly as practicable after the Form S-4 is declared effective under the Securities Act and the Joint Proxy Statement/Prospectus is cleared by the SEC, in accordance with applicable Law, the Saturn Charter and the Saturn Bylaws duly call, give notice of, convene and hold the Saturn Stockholders Meeting for the purpose of considering and voting upon the adoption of this Agreement. Except during such time as an Adverse Recommendation Change is in effect in accordance with Section 5.3, to the fullest extent permitted by applicable Law, Saturn, through the board of directors of Saturn, shall (i) recommend to its stockholders that they adopt this Agreement (the “Saturn Recommendation”), (ii) include such recommendation in the Joint Proxy Statement/Prospectus and (iii) solicit and use its reasonable best efforts to obtain the Saturn Stockholders Approval. Notwithstanding anything to the contrary contained in this Agreement, Saturn may adjourn or postpone the Saturn Stockholders Meeting (A) to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Saturn’s stockholders in advance of a vote to adopt this Agreement, (B) if, as of the time for which the Saturn Stockholders Meeting is originally scheduled, there are insufficient shares of Saturn Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct Saturn Stockholders Meeting, (C) with the prior written consent of Halley, (D) to solicit additional proxies for the purpose of obtaining the Saturn Stockholders Approval, or (E) in the event the Halley Stockholders Meeting has been adjourned or postponed by Halley in accordance with Section 5.4(c), to the extent necessary to enable the Saturn Stockholders Meeting and the Halley Stockholders Meeting to be held on the same day as contemplated by Section 5.4(e); provided, that without the prior written consent of Halley, the Saturn Stockholders Meeting may not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the Saturn Stockholders Meeting was originally scheduled. Saturn shall, upon the reasonable request of Halley, provide the aggregate vote tally of the proxies received with respect to the Saturn Requisite Stockholder Approvals. Saturn shall, as promptly as reasonably practicable (and in no event later than the tenth (10th) Business Day following the date of this Agreement) conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Saturn Stockholders Meeting (based on a record date that is twenty (20) Business Days following the date on which such broker search is commenced). If at any time the current record date for the Saturn Stockholders Meeting is not reasonably likely to satisfy the requirements of Saturn’s organizational documents and applicable Law, Saturn shall, in consultation with Halley, set a new record date and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

(c) Halley Stockholders Meeting. Halley shall use, irrespective of whether the board of directors of Halley has made an Adverse Recommendation Change, its reasonable best efforts to, as promptly as practicable after the Form S-4 is declared effective under the Securities Act and the Joint Proxy Statement/Prospectus is cleared by the SEC, in accordance with applicable Law, the Halley Charter and the Halley Bylaws duly call, give notice of, convene and hold the Halley Stockholders Meeting for the purpose of considering and voting upon the approval of the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance. Except during such time as an Adverse Recommendation Change is in effect in accordance with Section 5.3, to the fullest extent permitted by applicable Law, Halley, through the board of directors of Halley, shall (i) recommend to its stockholders that they approve the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance (the “Halley Recommendation”), (ii) include such recommendation in the Joint Proxy Statement/Prospectus and (iii) solicit and use its reasonable best efforts to obtain the Halley Stockholders Approval. Notwithstanding anything to the contrary contained in this Agreement, Halley may adjourn or postpone the Halley Stockholders Meeting (A) to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Halley’s stockholders in advance of a vote to approve the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance, (B) if, as of the time for which the Halley Stockholders Meeting is originally scheduled, there are insufficient shares of Halley Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct Halley Stockholders Meeting, (C) with the prior written consent of Saturn, (D) to solicit additional proxies for the purpose of obtaining the Halley Stockholders Approval, or (E) if the Saturn Stockholder Meeting has been adjourned or postponed by Saturn in accordance with Section 5.4(b) , to the extent necessary to enable the Halley Stockholders Meeting and the Saturn Stockholders Meeting to be held on the same day as contemplated by Section 5.4(e); provided, that without the prior written consent of Saturn, the Halley Stockholders Meeting may not be postponed or adjourned to a date that is more than thirty (30) days after the date for which the Halley Stockholders Meeting was originally scheduled. Halley shall, upon the reasonable request of Saturn, provide the aggregate vote tally of the proxies received with respect to the Halley Stockholder Approval. Halley shall, as promptly as reasonably practicable (and in no event later than the tenth (10th) Business Day following the date of this Agreement) conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Halley Stockholders Meeting (based on a record date that is twenty (20) Business Days following the date on which such broker search is commenced). If at any time the current record date for the Halley Stockholders Meeting is not reasonably likely to satisfy the requirements of Halley’s organizational documents and applicable Law, Halley shall, in consultation with Saturn, set a new record date and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

(d) Merger Sub Approval. Immediately following execution of this Agreement, Halley shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as sole stockholder of Merger Sub 1, a written consent approving the First Merger and this Agreement.

(e) Meeting Date. Each of Halley and Saturn shall cooperate and use their reasonable best efforts to cause the Halley Stockholders Meeting and the Saturn Stockholders Meeting to be held on the same date and to cause the record date for the Saturn Stockholders Meeting and the Halley Stockholders Meeting to occur on the same date.

Section 5.5 Access to Information; Confidentiality. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms:

(a) Halley shall, and shall cause each of its Subsidiaries to, to the extent permitted by applicable Law, afford to Saturn and its Representatives reasonable access during normal business hours, upon reasonable advance notice and in a manner that does not unreasonably interfere with the normal operation of Halley and its Subsidiaries, to all their respective properties, assets, books, records, Contracts, commitments, personnel and members of their executive management teams, during such period, Halley shall, and shall cause each of its

Subsidiaries to, furnish promptly to Saturn and its Representatives, as applicable, all information concerning the business, properties, assets and Contracts of Halley and its Subsidiaries as may be reasonably requested by such parties; provided, however, that the foregoing shall not require Halley or its Subsidiaries to disclose any information to the extent such disclosure would (i) contravene applicable Law or the provisions of any Contract to which Halley or its Subsidiaries is a party, or (ii), in Halley’s good faith determination, constitute information protected by attorney/client privilege (provided that, with respect to information that may be the subject of clauses (i) and (ii), Halley and its Subsidiaries shall cooperate in good faith with Saturn and its Representatives to disclose the subject information in an alternative manner that would circumvent the applicability of clauses (i) and (iii)). All such information provided in connection with this Agreement shall be held confidential in accordance with the terms of the confidentiality letter agreement entered into between Halley and Saturn dated as of March 22, 2017 (the “Confidentiality Agreement”).

(b) Saturn shall, and shall cause each of its Subsidiaries to, to the extent permitted by applicable Law, afford to Halley and its Representatives reasonable access during normal business hours, upon reasonable advance notice and in a manner that does not unreasonably interfere with the normal operation of Saturn and its Subsidiaries, to all their respective properties, assets, books, records, Contracts, commitments, personnel and members of their executive management teams, during such period, Saturn shall, and shall cause each of its Subsidiaries to, furnish promptly to Halley and its Representatives, as applicable, all information concerning the business, properties, assets and Contracts of Saturn and its Subsidiaries as may be reasonably requested by such parties; provided, however, that the foregoing shall not require Saturn or its Subsidiaries to disclose any information to the extent such disclosure would (i) contravene applicable Law or the provisions of any Contract to which Saturn or its Subsidiaries is a party, or (ii), in Saturn’s good faith determination, constitute information protected by attorney/client privilege (provided that, with respect to information that may be the subject of clauses (i) and (ii), Saturn and its Subsidiaries shall cooperate in good faith with Halley and its Representatives to disclose the subject information in an alternative manner that would circumvent the applicability of clauses (i) and (iii)). All such information provided in connection with this Agreement shall be held confidential in accordance with the terms of the Confidentiality Agreement.

(c) No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Saturn or Halley pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of the parties hereunder and no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement.

Section 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the Merger, the Share Issuance, the Charter Amendment and the other transactions contemplated by this Agreement (other than waiving any conditions to Closing set forth in Article VI), including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from non-Governmental Entity third parties necessary, proper or advisable to consummate and make effective the Merger, the Share Issuance and the Charter Amendment and the other transactions contemplated by this Agreement, (ii) obtain all necessary actions or non-actions, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings with, and take all steps as may be necessary to avoid any Action by, any Governmental Entity, and (iii) execute and deliver any additional instruments, in each case as necessary, proper or advisable to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, in each case that, no party shall be required to pay any fee, penalty or other consideration to any Governmental Entity or other third party in respect of any such consents, approvals or waivers. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing and will cooperate in responding to any inquiry from a

Governmental Entity, including promptly (and in no event later than two (2) Business Days) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications with any Governmental Entity with respect to this Agreement.

(b) In furtherance of the foregoing, each of Halley and Saturn shall (and shall cause their respective Representatives to) promptly (i) supply the other with any information or reasonable assistance required or reasonably requested in order to effectuate any of the obligations set forth in this Section 5.6, (ii) supply any additional information or materials which are required or reasonably requested by any Governmental Entity of competent jurisdiction in connection with the transactions contemplated hereby, except to the extent both Halley and Saturn otherwise agree, (iii) subject to any restrictions under applicable Law, jointly participate in any communication, meeting or other contact with any Governmental Entity in connection with this Agreement or any of the transactions contemplated hereby and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Halley or Saturn, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated hereby.

Section 5.7 Takeover Laws. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Law is or becomes applicable to this Agreement, the Saturn Support Agreement, the Halley Support Agreements or the Post-Closing Stockholders Agreement, the Merger, the Share Issuance, the Charter Amendment or any of the other transactions contemplated hereby or thereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Saturn Support Agreement, the Halley Support Agreements, or the Post-Closing Stockholders Agreement, the Merger, the Share Issuance, the Charter Amendment or any of the other transactions contemplated hereby or thereby, use their reasonable best efforts to ensure that the Merger, the Share Issuance, the Charter Amendment and the other transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Saturn Support Agreement, the Halley Support Agreements, or the Post-Closing Stockholders Agreement, the Merger, the Share Issuance, the Charter Amendment or any of the other transactions contemplated hereby or thereby.

Section 5.8 Stockholder Litigation. Each of Saturn and Halley shall cooperate with the other in the defense or settlement of any Action relating to the transactions contemplated by this Agreement which is brought or threatened in writing against (a) Halley, any of its Subsidiaries and/or any of their respective directors or officers, or (b) Saturn, any of its Subsidiaries and/or any of their respective directors or officers. Such cooperation between the parties shall include (i) keeping the other party reasonably and promptly informed of any developments in connection with any such Action, and (ii) refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such Action without the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.9 Notification of Certain Matters. In addition to the notification requirements set forth in Section 5.4, Saturn and Halley shall promptly notify each other upon obtaining knowledge of (a) any Action described in Section 5.8, (b) any change, condition or event that to its knowledge would prevent or would reasonably be expected to prevent that satisfaction of any condition set forth in Article VI, (c) any written notice received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such notice or the failure of such party to obtain such consent would reasonably be expected to be material to Saturn, the Surviving Corporation or Halley or prevent, delay or make more unlikely to occur the consummation of the Merger and the other transactions contemplated hereby, or (d) any material inaccuracy, misstatement or omission relating to the Halley Closing Certificate or the Halley Capitalization Certificate; provided, however, that no such notification or the failure to provide such notification shall in and of itself affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder or result, in and of itself, in the failure of a condition set forth in Article VI.

Section 5.10 Indemnification, Exculpation and Insurance.

(a) Halley, Saturn and Merger Sub each agrees that all rights to indemnification and exculpation now existing in favor of the current or former directors or officers (the “Saturn D&O Indemnified Parties”) of Saturn or its Subsidiaries as provided in the Saturn Charter, the Saturn Bylaws, the organizational documents of Saturn’s Subsidiaries or in any contract to which Saturn or any of its Subsidiaries is a party as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time, whether claimed prior to, at or after the Effective Time (including matters arising in connection with the transactions contemplated hereby), shall be assumed by the Surviving Corporation and shall continue in full force and effect following the Effective Time. From and after the Effective Time, Halley shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and advance expenses to Saturn D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent permitted by applicable Law and to the fullest extent required by the Saturn Charter, the Saturn Bylaws, the organizational documents of Saturn’s Subsidiaries or in any contract to which Saturn or any of its Subsidiaries is a party as in effect on the date of this Agreement; provided, that any Saturn D&O Indemnified Party to whom expenses are advanced agrees to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Saturn D&O Indemnified Party is not ultimately entitled. For a period of six (6) years from and after the Effective Time, Halley shall cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the Saturn D&O Indemnified Parties than those set forth in the Saturn Charter and the Saturn Bylaws as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Saturn D&O Indemnified Parties.

(b) Halley, Saturn and Merger Sub each agrees that all rights to indemnification and exculpation now existing in favor of the current or former directors or officers (the “Halley D&O Indemnified Parties”) of Halley or its Subsidiaries as provided in the Halley Charter, the Halley Bylaws, the organizational documents of Halley’s Subsidiaries or in any contract to which Halley or any of its Subsidiaries is a party as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time, whether claimed prior to, at or after the Effective Time (including matters arising in connection with the transactions contemplated hereby), shall continue in full force and effect following the Effective Time. From and after the Effective Time, Halley shall indemnify, defend and hold harmless, and advance expenses to the Halley D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent permitted by applicable Law and to the fullest extent required by the Halley Charter, the Halley Bylaws or in any contract to which Halley or any of its Subsidiaries is a party as in effect on the date of this Agreement; provided, that any Halley D&O Indemnified Party to whom expenses are advanced agrees to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Halley D&O Indemnified Party is not ultimately entitled. For a period of six (6) years from and after the Effective Time, Halley shall cause the organizational documents of Halley to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the Halley D&O Indemnified Parties than those set forth in the Halley Charter and the Halley Bylaws as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Halley D&O Indemnified Parties.

(c) Unless Saturn shall have purchased a “tail” policy prior to the Effective Time as provided below, for a period of six (6) years after the Effective Time, Halley shall cause to be maintained in effect for the benefit of the Saturn D&O Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Saturn that provides coverage for acts or omissions occurring prior to the Effective Time (the “Saturn D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policy of Saturn on terms with respect to coverage and in amounts no less favorable than those of Saturn’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that Halley shall not be required to pay for the Saturn D&O Insurance an amount in excess of 300% of the annual premium currently paid by Saturn for such coverage; and provided, further, that if the cost for such insurance coverage exceeds 300% of such annual premium, Halley shall obtain as much coverage as reasonably practicable for a cost not exceeding such amount. Halley’s obligations under this Section 5.10(c) may be satisfied by Saturn purchasing, with the prior written consent of Halley (not to be unreasonably withheld, delayed or conditioned) prior to the Effective Time, a “tail” policy which (i) has an effective term of six (6) years from the Effective Time, and (ii) covers each person covered by Saturn’s directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring prior to the Effective Time.

(d) Unless Halley shall have purchased a “tail” policy prior to the Effective Time as provided below, for a period of six (6) years after the Effective Time, Halley shall cause to be maintained in effect for the benefit of the Halley D&O Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Halley that provides coverage for acts or omissions occurring prior to the Effective Time (the “Halley D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policy of Saturn on terms with respect to coverage and in amounts no less favorable than those of Halley’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that Halley shall not be required to pay for the Halley D&O Insurance an amount in excess of 300% of the annual premium currently paid by Halley for such coverage; and provided, further, that if the cost for such insurance coverage exceeds 300% of such annual premium, Halley shall obtain as much coverage as reasonably practicable for a cost not exceeding such amount. Halley’s obligations under this Section 5.10(d) may be satisfied by Halley purchasing, with the prior written consent of Saturn (not to be unreasonably withheld, delayed or conditioned) prior to the Effective Time, a “tail” policy which (i) has an effective term of six (6) years from the Effective Time, and (ii) covers each person covered by Halley’s directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring prior to the Effective Time.

(e) In the event that Halley, the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successor and assign of Halley, the Surviving Corporation or any of their respective successors or assigns assumes the obligations set forth in this Section 5.10.

(f) The Saturn D&O Indemnified Parties and the Halley D&O Indemnified Parties to whom this Section 5.10 applies shall, from and after the Effective Time, be third-party beneficiaries of this Section 5.10. Notwithstanding any other provision of this Agreement, the provisions of this Section 5.10 shall survive consummation of the Merger and are intended to be for the benefit of, and, from and after the Effective Time, will be enforceable by, each of Saturn D&O Indemnified Parties and the Halley D&O Indemnified Parties, his or her heirs and his or her legal representatives.

Section 5.11 Public Announcements. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release mutually agreed upon by Halley and Saturn. Thereafter, except for any press release or other public statements disclosing or relating to a potential or actual Adverse Recommendation Change, Acquisition Proposal, Superior Proposal, Intervening Event or information related thereto, Halley and Saturn shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the transactions contemplated hereby, and the parties shall not issue any such press release or make any public statement with respect to this Agreement, the Merger, the Charter Amendment, the Reverse Split, the Share Issuance or any of

the other transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned, except that no consent shall be required to the extent such disclosure may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (in which case each party shall use reasonable best efforts to allow the other party reasonable time to comment on such release or statement in advance of such issuance).

Section 5.12 Rule 16b-3. Prior to the Effective Time, each of Halley and Saturn shall take all such steps as may be reasonably necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Saturn Common Stock or acquisitions of Halley Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Saturn, or who will become subject to such reporting requirements with respect to Halley, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Tax Matters.

(a) Halley shall challenge, pursuing all available means, any known attempts to violate, and shall not knowingly fail to enforce, the restrictions set forth in Article XII of the Halley Certificate of Incorporation;

(b) Each of Halley and Saturn shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions described in Section 6.1(f) (the “Closing Tax Opinions”), the Tax opinions described in Section 5.13(f), and any similar opinions required to be attached as exhibits to the Form S-4, including by delivering to applicable Tax Counsel a tax representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to such Tax Counsel.

(c) Each of Halley and Saturn shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code or the issuance of any of the Closing Tax Opinions.

(d) Halley shall not cause or permit Merger Sub 2 to elect to be treated, for U.S. federal income tax purposes, as other than an entity disregarded as separate from Halley.

(e) Any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording or other similar Tax with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Corporation and expressly shall not be a liability of the stockholders of Saturn.

(f) Unless otherwise agreed in writing by Halley and Saturn, then notwithstanding anything to the contrary herein, Halley, the Surviving Corporation and Merger Sub 2 shall not consummate the Second Merger if (and only if) either Halley or Saturn (or both) shall have received and provided to the other, on the Closing Date but prior to the Effective Time, a Closing Tax Opinion to the effect that, for U.S. federal income tax purposes and assuming that the Second Merger does not occur, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the receipt by a party and provision to the other party of such Closing Tax Opinion as provided herein, the “Second Merger Opt-Out Condition”). Each party hereto shall cooperate and keep the other parties reasonably apprised with regard to all issues and considerations arising out of the Second Merger Opt-Out Condition, including, without limitation, whether each such party anticipates receiving a Closing Tax Opinion that would satisfy such condition reasonably in advance of the Closing.

(g) Halley shall promptly notify Saturn upon becoming actually aware of any Proposed Transfer or Transfer (as defined in the Halley Charter) occurring after the date hereof that was pre-approved by the Halley board of directors, including any notification received by Halley in connection with any proposed transfer pursuant to (i) the CF Turul Preapproval (as defined in the Resolutions of the Board of Directors of HRG Group, Inc. dated May 30, 2015) and (ii) the HCP Preapproval (as defined in the Resolutions of the Board of Directors of HRG Group, Inc. dated July 13, 2015).

Section 5.14 Merger Sub. Halley will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 5.15 Stock Exchange Listing and Delisting. Halley shall use its reasonable best efforts to cause the shares of Halley Common Stock issuable to stockholders of Saturn in the First Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Halley and Saturn shall cooperate with each other in taking all necessary actions to delist the Saturn Common Stock from the NYSE and to terminate the registration of the Saturn Common Stock as of, or as promptly as practicable after, the Effective Time.

Section 5.16 Post-Closing Stockholders Agreement. Prior to Effective Time, without the prior written approval of Saturn, Halley shall not modify, amend, terminate, or cancel or waive, or release or otherwise forego any right under, or agree to modify, amend, terminate, or cancel or waive, or release or otherwise forego any right under, the Post-Closing Stockholders Agreement.

Section 5.17 Saturn Stockholders Agreement; Registration Rights Agreement.

(a) The parties hereby agree that from and after the Effective Time, the following agreements shall be, without any further action by the parties hereto, terminated and no longer effective: (i) Stockholder Agreement, dated as of February 9, 2010, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. and Spectrum Brands Holdings, Inc. (the “Saturn Stockholders Agreement”), and (ii) Registration Rights Agreement, dated as of February 9, 2010, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd., Avenue International Master, L.P., Avenue Investments, L.P., Avenue Special Situations Fund IV, L.P., Avenue Special Situations Fund V, L.P., Avenue-CDP Global Opportunities Fund, L.P. and Spectrum Brands Holdings, Inc.

(b) Prior to the Effective Time, Halley agrees not to (i) exercise its rights under Section 3.3(b) of the Saturn Stockholders Agreement or (ii) make any request, demand or other assertion of its rights as the Significant Stockholder (as defined in the Saturn Stockholders Agreement) under Article 6.2(a) of the Saturn Charter, in each case unless and until this Agreement is terminated in accordance with its terms.

(c) At or prior to the Effective Time, Halley will have entered into the Post-Closing Registration Rights Agreement with the other parties thereto.

Section 5.18 Financing Cooperation. Halley shall, shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, provide any reasonable cooperation and assistance as may be requested by Saturn from time to time prior to the Closing in connection with any permitted financing or refinancing activities undertaken by Saturn in connection with the transactions contemplated by this Agreement (including with respect to existing Indebtedness of Halley). Notwithstanding the foregoing, (i) neither Halley nor any of its Subsidiaries shall be required to incur any monetary liability in connection with any financing or other arrangements contemplated under this Section 5.18 prior to the Closing or to cause any such arrangements to become effective or be funded prior to the Closing, (ii) nothing in this Section 5.18 shall require action to the extent that it would (A) cause any condition to Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (B) require Halley or any of its Subsidiaries to take any action that would conflict with or violate any organizational documents or would be reasonably expected to violate any Law or result in a breach of, or default under, any Contract or (C) unreasonably interfere in the operations of Halley and its Subsidiaries, (iii) neither Halley nor any of its Subsidiaries shall be required to execute prior to the Closing any definitive financing documents and (iv) Saturn shall indemnify, defend and hold harmless Halley, its Subsidiaries and its and their Representatives from and against any liability or obligation to any Person in connection with any action required or requested under this Section 5.18.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger and the Charter Amendment. The respective obligations of each party to effect the Charter Amendment, the Merger and the Share Issuance is subject to the satisfaction or, to the extent permitted by applicable Law (and except with respect to the condition set forth in Section 6.1(a)(ii), which shall not be waivable) waiver by Saturn and Halley at or prior to the Closing of the following conditions:

(a) Saturn Requisite Stockholder Approvals. Each of the (i) Saturn Stockholder Approval, (ii) Unaffiliated Saturn Stockholder Approval, and (iii) Charter Saturn Stockholder Approval shall have been obtained.

(b) Halley Stockholder Approval. The Halley Stockholder Approval shall have been obtained.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, injunction or other judgment, order or decree issued by any Governmental Entity of competent jurisdiction shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, restrains, enjoins, prohibits or makes illegal the consummation of the Charter Amendment, the Merger or the Share Issuance.

(d) Registration. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and be in effect and no proceedings for that purpose shall have been initiated and be pending.

(e) NYSE Listing. The shares of Halley Common Stock issuable to the stockholders of Saturn as provided for in Article II and, after the Effective Time, in respect of Saturn Equity Awards shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Tax Opinion. Either Halley or Saturn (or both) shall have received a written opinion of any Tax Counsel, dated as of the Closing Date and in form and substance reasonably satisfactory to such party, to the effect that for U.S. federal income tax purposes the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Tax Counsel shall be entitled to receive and rely upon customary assumptions, representations, warranties and covenants, including those contained in this Agreement and in the tax representation letters described in Section 5.13.

Section 6.2 Conditions to the Obligations of Halley and Merger Sub. The obligation of Halley and Merger Sub to effect the Charter Amendment, the Merger and the Share Issuance is also subject to the satisfaction, or (to the extent permitted by applicable Law) waiver by Halley, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties.(i) Each of the representations and warranties of Saturn set forth in Section 3.2(a) (Capital Stock) shall be true and correct in all respects, as of the date hereof and as of the Closing Date as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) other than in each case for de minimis inaccuracies; (ii) each of the representations and warranties of Saturn set forth in the first sentence of Section 3.1 (Organization, Standing and Power), Section 3.3 (Authority), Section 3.11 (State Takeover Statutes) and Section 3.12 (Brokers), shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct in all material respects as of such earlier date); and (iii) each of the other representations and warranties of Saturn set forth in this Agreement shall be true and correct (without giving effect to any materiality, Saturn Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date, as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) except for such inaccuracies as have not had and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect.

(b) Performance of Obligations of Saturn. Saturn shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Saturn Material Adverse Effect. Since the date of this Agreement, there shall not have been any Saturn Material Adverse Effect.

(d) Officers’ Certificate. Halley shall have received a certificate signed by a senior executive officer of Saturn on behalf of Saturn, dated as of the Closing Date, certifying as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c).

Section 6.3 Conditions to the Obligations of Saturn. The obligation of Saturn to effect the Merger is also subject to the satisfaction, or (to the extent permitted by applicable Law) waiver by Saturn, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Halley and Merger Sub set forth in Section 4.2(a) (Halley Capital Stock) and Section 4.2(d) (Merger Sub Capital Stock) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) other than in each case for de minimis inaccuracies; (ii) each of the representations and warranties of Halley and Merger Sub set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.4 (Authority), Section 4.13 (State Takeover Statutes) and Section 4.16 (Brokers), shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct in all material respects as of such earlier date); and (iii) each of the other representations and warranties of Halley and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality, Halley Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date, as if made anew as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case they shall be so true and correct as of such earlier date) except for such inaccuracies as have not had and would not reasonably be expected to have, individually or in the aggregate, a Halley Material Adverse Effect.

(b) Performance of Obligations of Halley and Merger Sub. Each of Halley and Merger Sub shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Halley Material Adverse Effect. Since the date of this Agreement, there shall not have been any Halley Material Adverse Effect.

(d) Officers’ Certificate. Saturn shall have received a certificate signed by a senior executive officer of each of Halley and Merger Sub on behalf of Halley and Merger Sub, respectively, dated as of the Closing Date, certifying as to the matters set forth in Sections 6.3(a), 6.3(b) and 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Saturn Requisite Stockholder Approvals or the Halley Stockholder Approval has been obtained, except as otherwise expressly noted (with any termination by Halley also being an effective termination by Merger Sub):

(a) by mutual written consent of Halley and Saturn;

(b) by either Halley or Saturn:

(i) if the Closing shall not have occurred on or before October 8, 2018 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any of such party’s obligations under this Agreement was a proximate cause of the failure of the Closing to have occurred by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule, Law or decree, or taken any other action, restraining, enjoining or otherwise prohibiting any of the Charter Amendment, the Share Issuance or the Merger and such judgment, order, injunction, rule, Law, decree or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any of such party’s obligations under this Agreement was the principal cause of such judgment, order, injunction, rule, Law, decree or other action;

(iii) if the Saturn Requisite Stockholder Approvals shall not have been obtained at the Saturn Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof in accordance with this Agreement;

(iv) if the Halley Stockholder Approval shall not have been obtained at the Halley Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof in accordance with this Agreement;

(c) by Halley, if Saturn shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of Saturn shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 6.2(a) or 6.2(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) forty-five (45) days after the receipt of written notice by Saturn from Halley of such breach or failure; provided, however, that Halley shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if, at the time of delivery of such written notice, Halley or Merger Sub shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement or any of their representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing, would result in the failure of any of the conditions set forth in Section 6.3(a) or 6.3(b);

(d) by Halley, if the board of directors of Saturn shall have effected an Adverse Recommendation Change;

(e) by Saturn, if Halley or Merger Sub shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of Halley or Merger Sub shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or 6.3(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) forty-five (45) days after the receipt of written notice by Halley from Saturn of such breach or failure; provided, however, that Saturn shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if, at the time of delivery of such written notice, it shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement or any of its representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing, would result in the failure of any of the conditions set forth in Section 6.2(a) or 6.2(b); or

(f) by Saturn, if the board of directors of Halley shall have effected an Adverse Recommendation Change.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall provide written notice of termination to the other party, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and any such termination in accordance with this Section 7.1 shall be effective immediately upon delivery of such written notice to the other party.

Section 7.2 Notice of Termination; Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no force or effect, without any liability or obligation on the part of Halley, Merger Sub or Saturn or any of their respective Representatives or Affiliates, provided, however, that notwithstanding the foregoing:

(a) the Confidentiality Agreement and the provisions of the second sentence of Section 5.5(a) (Access to Information; Confidentiality), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendments) and Article VIII (General Provisions) (other than Section 8.1) shall survive the termination hereof; and

(b) no such termination shall relieve any party from any liability for damages resulting from any material breach of this Agreement by such party that is a consequence of an act by such party, or the failure of such party to take an act, with the knowledge, or in circumstances where such party should reasonably have known, that the taking of, or the failure to take, such act would constitute a material breach of this Agreement or from amounts payable pursuant to Section 7.3, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.

Section 7.3 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Closing occurs. Notwithstanding the foregoing, Saturn will pay any SEC filing fees, Exchange Agent or transfer agent fees and expenses, any amounts incurred by Halley or any of its Subsidiaries in connection with the cooperation contemplated by Section 5.18 and any fees payable to any stock exchange or to FINRA in connection with this Agreement and the transactions contemplated hereby (the “Saturn Fees”).

Section 7.4 Amendment or Supplement. Subject to applicable Law, this Agreement may be amended, modified or supplemented by the parties by action taken or authorized by each of their respective boards of directors at any time prior to the Effective Time, whether before or after the Saturn Requisite Stockholder Approvals and/or the Halley Stockholder Approval has been obtained; provided that after the Saturn Requisite Stockholder Approvals or the Halley Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Saturn or the stockholders of Halley, respectively, under applicable Law without such approval having first been obtained. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. The parties may, by action taken or authorized by their respective boards of directors, subject to applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) waive compliance with any of the agreements or the satisfaction of conditions of the other parties contained herein (except with respect to the condition set forth in Section 6.1(a)(ii), which shall not be waivable). Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or, except as provided in Section 7.2, the termination of this Agreement pursuant to Section 7.1, as the case may be, except that this Section 8.1 shall not limit any covenants or agreements of the parties that by their terms apply, or are to be performed in whole or in part, after the Effective Time or after the termination of this Agreement.

Section 8.2 The Special Committee. Until the Effective Time, each of the following actions by Saturn or by the board of directors of Saturn may be effected only if such action is recommended by or taken at the direction of the Special Committee: (a) any action by Saturn or its board of directors with respect to any amendment or waiver of any provision of this Agreement; (b) termination of this Agreement by Saturn or its board of directors; (c) extension by Saturn or its board of directors of the time for the performance of any of the obligations or other acts of Halley or Merger Sub, or any waiver or assertion of any of Saturn’s rights under this Agreement; or (d) any other approval, agreement, authorization, consent or other action by Saturn or its board of directors with respect to this Agreement or the transactions contemplated hereby.

Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (providing written proof of delivery) or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Halley or Merger Sub or the Surviving Corporation or the Surviving Company, to:

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, New York 10022

Attention: Ehsan Zargar

Facsimile: (212) 906-8559

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: John Butler

Facsimile: (212) 450-5745

(ii)	if to Saturn, to:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, Wisconsin 53562

Attention: Nathan E. Fagre

Facsimile: (608) 288-7546

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Sarkis Jebejian, Esq.;

Jonathan L. Davis, Esq.

Facsimile: (212) 446-6460

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Paul J. Shim;

James E. Langston

Facsimile.: (212) 225-3999

provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 P.M. (addressee’s local time) or on any day that is not a business day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next business day.

Section 8.4 Certain Definitions. For purposes of this Agreement:

(a) “Adjusted Saturn Shares Held by Halley” means (i) the Unadjusted Saturn Shares Held by Halley, minus (ii) the Halley Share Adjustment;

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however that unless otherwise explicitly stated, Halley and its Subsidiaries shall not be deemed Affiliates of Saturn and its Subsidiaries (and vice versa) for any purpose hereunder;

(c) “Aggregate Halley Vested Restricted Stock Shares” means, as of immediately prior to the Reverse Split Time, the aggregate number of Halley Vested Restricted Stock Award Shares calculated in accordance with Section 2.4(b);

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(e) “Charter Saturn Stockholder Approval” means the affirmative vote required under Section 12 of the Saturn Charter (as in effect as of the date hereof) in connection with a Going Private Transaction (as defined in the Saturn Charter as in effect as of the date hereof);

(f) “Closing Cash” means as of 11:59 pm New York time on the Adjustment Measurement Date, (i) all cash and cash equivalents, marketable securities and short-term instruments of Halley and its Subsidiaries on a consolidated basis, plus (ii) Halley and its Subsidiaries’ proportionate share of any unpaid dividend declared by Saturn in respect of Saturn Common Stock if the record date for such dividend is on or prior to the Adjustment Measurement Date; provided that, Closing Cash shall (A) be calculated without giving effect to any payment in respect of fractional shares arising in connection with the Reverse Split or the Merger or any other payment or deposit of Merger Consideration, (B) not include the cash, assets and property listed as items 1-4 on Section 5.1(e) of the Halley Disclosure Letter, irrespective of whether such cash, assets or property are sold, disposed of or otherwise transferred prior to the Closing Date (in which case Closing Cash shall also not include any cash, property or assets received in connection with such sale, disposal or transfer) and (C) not include any cash and cash equivalents, marketable securities and short-term instruments held by any of Salus Capital Partners LLC, Salus Capital Partners II LLC, Salus CLO 2012-1, Ltd., Salus CLO 2012-1, LLC or their respective Subsidiaries;

(g) “Closing Indebtedness” means all Indebtedness of Halley and its Subsidiaries on a consolidated basis as of 11:59 pm New York time on the Adjustment Measurement Date, other than (i) Indebtedness of any of Salus Capital Partners LLC, Salus Capital Partners II LLC, Salus CLO 2012-1, Ltd., Salus CLO 2012-1, LLC or their respective Subsidiaries (the “Salus Entities”) up to the amount of cash and cash equivalents, marketable securities and short-term instruments of the Salus Entities and (ii) Indebtedness of any of the Salus Entities that does not provide recourse against Halley or any of its Subsidiaries (other than the Salus Entities), in each case as of such time;

(h) “Closing Net Indebtedness” means Closing Indebtedness minus Closing Cash minus $200,000,000;

(i) “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order, commitment, agreement, instrument, obligation, undertaking, permit or franchise;

(j) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, credit arrangement or otherwise;

(k) “Form S-4” means the registration statement on Form S-4, or, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Halley under the Securities Act with respect to the shares of Halley Common Stock to be issued to the stockholders of Saturn in connection with the transactions contemplated by this Agreement;

(l) “Halley Final Unpaid Transaction Expenses” means, except for the Saturn Fees, which shall be borne by Saturn, the aggregate amount of all incurred but unpaid (as of the Adjustment Measurement Date) (i) third-party advisor fees and expenses of Halley and any of its Subsidiaries in connection with the negotiation, preparation, execution or consummation of this Agreement and the transactions contemplated hereby and (ii) except for consideration payable or issuable pursuant to the terms of this Agreement (including pursuant to the Reverse Split and Article II), change of control, retention bonus, termination, severance or other similar payments that are payable by Halley or any of its Subsidiaries to any current or former employee, consultant, officer, director or Affiliate (including for the avoidance of doubt L and F) of Halley or any of its Subsidiaries in connection with the transactions contemplated hereby or set forth on Section 8.4(l) of the Halley Disclosure Letter (for the avoidance of doubt to the extent incurred but unpaid as of the Adjustment Measurement Date), together with any employer-paid portion of any employment and payroll taxes related thereto;

(m) “Halley Material Adverse Effect” means any event, change, occurrence or effect that with respect to Halley and its Subsidiaries taken as a whole, has had or would reasonably be expected to have, individually or aggregate, a material adverse effect on the business, financial condition or results of operations of Halley and its Subsidiaries, taken as a whole (for clarity, determined taking into account Halley’s ownership of Saturn Common Stock), or the ability of Halley to consummate the Merger, the Share Issuance or the Charter Amendment; provided that any event, change, occurrence or effect to the extent resulting from the following will be excluded from the determination of Halley Material Adverse Effect: (A) events, changes, occurrences, effects or conditions generally affecting the industries or markets in which Halley or its Subsidiaries operate; (B) any acts of God, natural disasters, the outbreak or escalation of war, armed hostilities or acts of terrorism; (C) changes in Law or GAAP or the interpretation or enforcement of either; (D) the negotiation, execution, consummation, existence, delivery, performance or announcement of this Agreement (provided that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement, the Saturn Support Agreement, the Halley Support Agreement or the Post-Closing Stockholders Agreement, the performance of the obligations hereunder or thereunder the consummation of the transactions contemplated hereby or thereby); (E) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Halley or its Subsidiaries conduct business; (F) events, changes, occurrences, effects or conditions relating to any current, former or claimed tax asset or tax attribute of Halley, any of its Subsidiaries or any tax group that includes Halley or any of its Subsidiaries, including for the avoidance of doubt (i) any net operating loss or capital loss of Halley, any of its Subsidiaries or any tax group, (ii) any limitations applicable to any such tax asset or tax attribute, and (iii) any ownership or change in ownership relevant to the foregoing; or (G) any changes in the market price or trading volume of Halley Common Stock, any failure by Halley or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial or operating projections or forecasts for any period, any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Halley or any of its Subsidiaries (provided that, in each case, such exclusion will not apply to the underlying causes of any such changes or failure to the extent not otherwise falling within any of the exceptions described in clauses (A) through (G)); provided, however, that the impact of any event, change, occurrence or effect described in clause (A), (B), (C) or (E) may be included for purposes of determining whether a Halley Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such event, change, occurrence or effect has or is reasonably expected to have a disproportionately adverse effect on Halley and its Subsidiaries, take as a whole, as compared to other businesses operating in the industries in which Halley and its Subsidiaries operate, taken as a whole (and then only to the extent of such disproportionate adverse effect); provided, that, subject to the exceptions set forth in clauses (A) through (G) above, a Halley Material Adverse Effect shall be deemed to have occurred if (but only if) all such events, changes, occurrences or effects have resulted or would reasonably be expected to result in a net adverse impact in excess of $100,000,000 to the business, financial condition or results of operations of Halley and its Subsidiaries, taken as a whole (for clarity, determined without taking into account Halley and its Subsidiaries’ ownership of Saturn Common Stock).

(n) “Halley Plans” means, collectively, all material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”)) (other than a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan” or “Multiemployer Plans”)) and all material stock purchase, stock option, phantom stock or other equity-based plans, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of Halley or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or Halley or its Subsidiaries has any liability or with respect to which it is otherwise bound;

(o) “Halley Share Adjustment” means (i) the sum of (A) Closing Net Indebtedness and (B) Halley Final Unpaid Transaction Expenses, divided by (ii) the Saturn VWAP;

(p) “Halley Share Consolidation Ratio” means (i) the Adjusted Saturn Shares Held by Halley, divided by (ii) the Pre-Closing Outstanding Halley Shares;

(q) “Halley Stockholder Approval” means the (i) affirmative vote the holders of a majority of the outstanding shares of Halley Common Stock, approving and adopting the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented), (ii) affirmative vote the holders of a majority of Halley Common Stock present in person or represented by proxy at the Halley Stockholders Meeting approving the Share Issuance and (iii) consent of the holder of the Halley Preferred Stock approving the Charter Amendment;

(r) “Halley Stockholders Meeting” means a meeting of the stockholders of Halley to be called to consider approving the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance;

(s) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money or obligations issued or incurred in substitution or exchange for obligations for borrowed money, and any accrued interest thereon, (ii) any obligations evidenced by bonds, notes, debentures, mortgages, letters of credit (to the extent drawn) or other debt instruments or securities, and any accrued interest thereon, (iii) penalties, breakages, “make whole amounts” and other obligations relating to the foregoing (in each case solely to the extent such obligations became payable as a result of acts or omissions by Halley or its Subsidiaries prior to the Closing) and (iii) any obligations to guarantee any of the foregoing types of obligations on behalf of any such Person;

(t) “Independent Designee Requirements” means, with respect to an individual designated by L to serve as a member of the board of directors of Halley (as of and following the Effective Time) pursuant to Section 1.3(a), that (i) such individual (A) qualifies as an “independent director” of Halley and Saturn, in each case, as of and following the Effective Time, under Rule 303A(2) of the NYSE Listed Company Manual, (B) is not, and within the three years prior to the date of this Agreement has not been, a director, officer, or employee of Halley, L, F or any of their respective Subsidiaries, (C) is not as of the Closing Date a director, officer or employee of a hedge fund or an investment bank, (D) completes reasonable and customary onboarding documentation generally applicable to the other members of the board of directors of Halley (as of the date hereof), and (E) has not been the subject of any event required to be disclosed pursuant to Items 2(d) or 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K of the Securities Act (for the avoidance of doubt, excluding bankruptcies and violations of or non-compliance with Section 16(b) under the Exchange Act) involving an act of moral turpitude by such individual and is not subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company, and (ii) the election of such individual to the board of directors of Halley would not cause Halley to be in violation of applicable Law;

(u) “Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus, including any amendments or supplements thereto, relating to the matters to be submitted to the Saturn stockholders at the Saturn Stockholders Meeting and to the Halley stockholders at the Halley Stockholders Meeting;

(v) “Merger Sub Stockholder Approval” means (i) the approval of the holders of a majority of the outstanding shares of the common stock of Merger Sub 1 approving and adopting this Agreement and the actions contemplated hereby and (ii) the approval of the sole member of Merger Sub 2 approving and adopting this Agreement and the actions contemplated hereby;

(w) “NYSE” means the New York Stock Exchange;

(x) “Ordinary Course” means, with respect to Saturn, only consistent with past practices through the date of this Agreement, and with respect to Halley, only such actions necessary in connection with and incident to the transactions contemplated by this Agreement, its ownership of Saturn Common Stock, its existence as a public company listed on the NYSE and the simplification and the ongoing wind-down of its other businesses in a manner consistent with the due diligence information provided by Halley to Saturn prior to the date of this Agreement and other matters reasonably incidental thereto;

(y) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(z) “Pre-Closing Outstanding Halley Shares” means, as of immediately prior to the Reverse Split Time, the sum of (without duplication) (i) (A) the aggregate number of shares of Halley Common Stock subject to then unexercised Halley Stock Options and Halley Warrants, minus (B) the number of shares of Halley Common Stock having a then aggregate value equal to the aggregate exercise price of such unexercised Halley Stock Options and Halley Warrant, (ii) the Aggregate Halley Vested Restricted Stock Shares, and (iii) the aggregate number of issued and outstanding shares of Halley Common Stock;

(aa) “Saturn Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Saturn and its Subsidiaries, taken as a whole, or the ability of Saturn to consummate the Merger; provided that any event, change, occurrence or effect to the extent resulting from the following will be excluded from the determination of Saturn Material Adverse Effect: (A) events, changes, effects or conditions generally affecting the industries or markets in which Saturn or its Subsidiaries operate; (B) any acts of God, natural disasters, the outbreak or escalation of war, armed hostilities or acts of terrorism; (C) changes in Law or GAAP or the interpretation or enforcement of either; (D) the negotiation, execution, consummation, existence, delivery, performance or announcement of this Agreement (provided that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement, the Saturn Support Agreement, the Halley Support Agreement or the Post-Closing Stockholders Agreement, the performance of the obligations hereunder or thereunder the consummation of the transactions contemplated hereby or thereby); (E) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Saturn or its Subsidiaries conduct business; (F) any changes in the market price or trading volume of Saturn Common Stock, any failure by Saturn or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial or operating projections or forecasts for any period, any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Saturn or any of its Subsidiaries (provided that, in each case, such exclusion will not apply to the underlying causes of any such changes or failure to the extent not otherwise falling within any of the exceptions described in clauses (A) through (F)); or (H) any acts or omission of Halley or any of its Affiliates; provided, however, that the impact of any event, change, occurrence or effect described in clause (A), (B), (C) or (E) may be included for purposes of determining whether a Saturn Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such event, change, occurrence or effect has or is reasonably expected to have a disproportionately adverse effect on Saturn and its Subsidiaries, take as a whole, as compared to other businesses operating in the industries in which Saturn and its Subsidiaries operate, taken as a whole (and then only to the extent of such disproportionate adverse effect);

(bb) “Saturn Plans” means, collectively, all material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) (other than Multiemployer Plans) and all material stock purchase, stock option, phantom stock or other equity-based plans, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of Saturn or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or Saturn or its Subsidiaries has any liability or with respect to which it is otherwise bound;

(cc) “Saturn Requisite Stockholder Approvals” means (i) the Saturn Stockholder Approval, (ii) the Unaffiliated Saturn Stockholder Approval and (iii) the Charter Saturn Stockholder Approval;

(dd) “Saturn Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Saturn Common Stock adopting this Agreement;

(ee) “Saturn Stockholders Meeting” means a meeting of the stockholders of Saturn to be called to consider approving and adopting this Agreement and the transactions contemplated hereby, including the Merger;

(ff) “Saturn VWAP” means the volume-weighted average price of a share of Saturn Common Stock for the twenty (20) trading day period starting with the opening of trading on the twenty-first (21st) trading day prior to the Closing Date and ending at the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg;

(gg) “SEC” means the U.S. Securities and Exchange Commission;

(hh) “Share Issuance” means the issuance of shares of Halley Common Stock pursuant to the First Merger as contemplated by this Agreement or in respect of Saturn Equity Awards after the Effective Time;

(ii) “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; provided, however that neither Saturn nor its Subsidiaries will be deemed a Subsidiary of Halley for any purpose hereunder, unless otherwise expressly stated;

(jj) “Tax” (including “Taxes”) means all federal, state, local, foreign and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, registration, value added, capital stock, environmental, alternative minimum, unclaimed property, estimated, social security (or similar), unemployment, escheat, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever payable to a Governmental Entity, together with any interest and any penalties, additions to tax or additional amounts with respect thereto;

(kk) “Tax Counsel” means any of (i) Kirkland & Ellis LLP, (ii) Davis Polk & Wardwell LLP and (iii) such other nationally recognized Tax counsel as is reasonably satisfactory to Halley and Saturn;

(ll) “Tax Return” means any return, declaration, report, statement, notice, certificate, election, information statement or other document filed or required to be filed with respect any Tax, including any claims for refunds of Taxes and any amendments, supplements, schedules or attachments to any of the foregoing;

(mm) “Taxing Authority” means any government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes;

(nn) “Unadjusted Saturn Shares Held by Halley” means the number of shares of Saturn Common Stock held by Halley and its Subsidiaries as of immediately prior to the Effective Time; and

(oo) “Unaffiliated Saturn Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Saturn Common Stock beneficially owned, directly or indirectly, by Unaffiliated Saturn Stockholders, adopting this Agreement.

(pp) “Unaffiliated Saturn Stockholders” shall mean holders of Saturn Common Stock other than Halley and its Affiliates and the executive officers of Saturn.

Section 8.5 Interpretation. When a reference is made in this Agreement to a Section, Article, exhibit, annex or schedule, such reference shall be to a Section, Article, exhibit, annex or schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in Saturn Disclosure Letter or the Halley Disclosure Letter are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in the Saturn Disclosure Letter or the Halley Disclosure Letter but not otherwise defined therein shall have the meanings as defined in this Agreement. The Saturn Disclosure Letter and the Halley Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the context requires the singular number shall include the plural, and vice versa. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. When used in reference to Saturn or its Subsidiaries, the term “material” shall be measured against Saturn and its Subsidiaries, taken as a whole. When used in reference to Halley or its Subsidiaries, the term “material” shall be measured against Halley and its Subsidiaries, taken as a whole. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to any Contract shall be deemed to refer to such Contract as amended from time to time. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

Section 8.6 Entire Agreement. This Agreement, the Saturn Disclosure Letter, the Halley Disclosure Letter, the Confidentiality Agreement, each Halley Support Agreement, the Saturn Support Agreement, the Post-Closing Stockholders Agreement and the Post-Closing Registration Rights Agreement constitute the entire agreement with respect to the subject matter hereof, and supersede all prior written agreements, arrangements, communications, representations, warranties and understandings and all prior and contemporaneous oral agreements, arrangements, communications, representations, warranties and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except that Saturn D&O Indemnified Parties and the Halley D&O Indemnified Parties (with respect to Section 5.10 from and after the Effective Time) shall be intended third-party beneficiaries of Section 5.10. The parties hereto further agree that the rights of third party beneficiaries under Section 5.10 shall not arise unless and until the Effective Time occurs.

Section 8.8 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 8.9 Submission to Jurisdiction. The parties hereby irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery or, if such court shall lack subject matter jurisdiction, the United States District Court for the District of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating hereto except in the courts described above in the State of Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided in Section 8.3 shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to deny or defeat personal jurisdiction, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including by asserting (a) any claim that it is not personally subject to the jurisdiction of such courts in the State of Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however that that Halley may designate, by written notice to Saturn, another wholly-owned direct or indirect Subsidiary that is a Delaware corporation in lieu of Merger Sub 1, or another wholly-owned direct or indirect Subsidiary that is a Delaware limited liability company in lieu of Merger Sub 2, in which event all references herein to such Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to such Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.11 Specific Performance. Notwithstanding anything herein to the contrary, the parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) were not performed in accordance with the terms hereof. Accordingly, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post any bond or other security as a prerequisite to obtaining equitable relief.

Section 8.12 Currency. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.13 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.16 Facsimile or PDF Signature. This Agreement may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each of Halley, Merger Sub and Saturn acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
Name:	Ehsan Zargar
Title:	Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

HRG SPV SUB I, INC.

By:	/s/ Ehsan Zargar
Name:	Ehsan Zargar
Title:	President

HRG SPV SUB II, LLC

By:	HRG GROUP, INC., its sole member

By:	/s/ Ehsan Zargar
Name:	Ehsan Zargar
Title:	Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

SPECTRUM BRANDS HOLDINGS, INC.

By:	/s/ Nathan E. Fagre
Name:	Nathan E. Fagre
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT A

Amended and Restated Halley Charter

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

HRG GROUP, INC.

HRG GROUP, INC. (the “Corporation”), a corporation organized and existing under the Laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

ONE: The name of the Corporation is HRG GROUP, INC. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 3, 2009. A Certificate of Amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 13, 2015.

TWO: This Amended and Restated Certificate of Incorporation (this “Certificate”), was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), having been (a) proposed by resolutions adopted and declared advisable by the board of directors of the Corporation, and (b) approved by the stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the DGCL, and amends and restates the Certificate of Incorporation of the Corporation (as amended) in its entirety.

THREE: Pursuant to Section 103(d) of the DGCL, this Certificate will become effective at [●] Eastern Time on [●], 2018 (the time upon which this Certificate becomes effective being the “Charter Amendment Effective Time”).

FOUR: The Certificate of Incorporation of the Corporation (as amended) is hereby amended and restated to read as follows:

1. Name. The name of the Corporation is Spectrum Brands Holdings, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The address of the Corporation’s registered office is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808; and the name of its registered agent at such address is Corporation Service Company.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. Reverse Stock Split; Capital Stock.

4.1 Effective immediately after the Charter Amendment Effective Time (such time immediately after the Charter Amendment Effective Time, the “Reverse Split Effective Time”) and without any further action by the holders of such shares, each outstanding share of Common Stock (as defined below) shall be consolidated into [●]1 of a validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.

No fractional shares of Common Stock shall be issued in the Reverse Stock Split. In the event that, as a result of the Reverse Split, a stockholder of the Corporation would hold a fractional share of Common Stock (after aggregating all fractional shares that would be held by such stockholder after giving effect to the Reverse Split), such stockholder’s fractional share shall be sold, and the proceeds therefrom remitted to such stockholder,

[1]	NTD: To equal the Halley Share Consolidation Ratio.

as follows: As promptly as practicable following the Charter Amendment Effective Time, the Corporation’s existing transfer agent or another transfer agent designated by Corporation (the “Transfer Agent”) shall determine the aggregate number of shares of Common Stock stockholders of the Corporation comprising the fractional shares of Common Stock to be sold pursuant to this sentence (such excess shares being herein referred to as the “Excess Shares”). As promptly as practicable following the Charter Amendment Effective Time, the Transfer Agent, as agent for such stockholders (the “Existing Corporation Holders”), shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Corporation Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Corporation Holders. The net proceeds of any such sale or sales of Excess Shares shall be remitted to Existing Corporation Holders, reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Corporation Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Corporation Holder is entitled (after taking into account all shares of Common Stock held by such Existing Corporation Holder immediately prior to the effectuation of the Reverse Split and rounded to the nearest thousandth when expressed in decimal form) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be remitted to Existing Corporation Holders with respect to any fractional share interests, the Transfer Agent shall promptly remit such amounts to such holders subject to and in accordance with the foregoing. No dividends or other distributions with respect to Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Corporation. From and after the Reverse Split Time, certificates that represented shares of Common Stock prior to the Reverse Split Time shall, until presented for exchange, represent only the number of shares of Common Stock into which such shares were combined pursuant to the Reverse Split.

4.2 From and after the Charter Amendment Effective Time, the Corporation is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 300,000,000, consisting of 200,000,000 shares of Common Stock, with a par value of $0.01 per share (the “Common Stock”), and 100,000,000 shares of Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”). Subject to the rights of any holders of any series of Preferred Stock, the number of authorized shares of either of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

4.3 The Preferred Stock may be issued in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby authorized to issue the shares of Preferred Stock in such series, and to fix from time to time before issuance, the number of shares to be included in any such series and the designation, powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b) the voting powers, if any, and whether such voting powers are full or limited in such series;

(c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d) whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e) the rights of such series upon the voluntary or involuntary liquidation of, or upon any distribution of the assets of, the Corporation;

(f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(h) the provisions, if any, of a sinking fund applicable to such series;

and

(i) any other powers, preferences or relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof;

all as may be determined from time to time by the Board and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a “Preferred Stock Designation”), and as may be permitted by the DGCL.

4.4 Except as may otherwise be provided in this Certificate, by applicable Law, or by a Preferred Stock Designation, each holder of Common Stock, as such, shall have the exclusive right to vote, and shall be entitled to one vote for each share of Common Stock held of record by such holder, on all matters on which stockholders generally are entitled to vote, including the election of Directors to the Board. To the fullest extent permitted by Law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

4.5 Subject to applicable Law and the rights, if any, of the holders of outstanding Preferred Stock set forth in a Preferred Stock Designation, if any, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board in its discretion shall determine.

4.6 Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock set forth in a Preferred Stock Designation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to the stockholders ratably in proportion to the number of shares held by them.

5. Election of Directors; Vacancies.

5.1 Subject to any rights of holders of any series of Preferred Stock, the initial number of Directors shall be eight (8). Thereafter, the number of Directors shall be determined by the Board. Unless and except to the extent that the Corporation’s by-laws (the “By-laws”) shall so require, the election of Directors need not be by written ballot.

5.2 The Board (other than those Directors elected by the holders of any series of Preferred Stock) shall be divided into three classes, designated as Class I, Class II and Class III, with the first class initially consisting of two Directors, and each other class initially consisting of three Directors. The term of office of each class shall be three years and shall expire in successive years at the time of the annual meeting of stockholders. The

Directors first appointed to Class I shall initially hold office for a term expiring at the first annual meeting of stockholders following the effectiveness of this Section 5.2; the Directors first appointed to Class II shall initially hold office for a term expiring at the second annual meeting of stockholders following the effectiveness of this Section 5.2; and the Directors first appointed to Class III shall initially hold office for a term expiring at the third annual meeting of stockholders following the effectiveness of this Section 5.2. At each annual meeting of stockholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors are elected and qualified or until their earlier resignation, retirement, removal or death. Any Director elected to fill a vacancy shall have the same remaining term as that of his predecessor. In case of any increase or decrease, from time to time, in the number of Directors (other than Directors elected by holders of any series of Preferred Stock), the number of Directors in each class shall be apportioned as nearly equal as possible. The members of the Board as of the effective date of this Amended and Restated Certificate of Incorporation are as follows:

Name and Class	Class
Norman S. Matthews	I
Joseph S. Steinberg	I
Kenneth C. Ambrecht	II
Andreas Rouvé	II
Hugh R. Rovit	II
David M. Maura	III
Terry L. Polistina	III
Leucadia independent designee	III

5.3 Directors, unless employed by and receiving a salary from the Corporation, shall receive such compensation for serving on the Board and for attending meetings of the Board and any committee thereof as may be fixed by the Board. Directors shall be reimbursed their reasonable expenses incurred while engaged in the business of the Corporation.

6. Committees of the Board. General. The Board may designate one or more committees, each committee to consist of one or more of the Directors with such power and authority as the Board determines.

7. Limitation of Liability. To the fullest extent permitted under the DGCL, no Director shall be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a Director. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 7 or by changes in Law, or the adoption of any other provision of this Certificate inconsistent with this Article 7, will, unless otherwise required by Law, be prospective only, and will not in any way diminish or adversely affect any right or protection of a Director existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8. Indemnification and Advancement of Expenses.

8.1 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 8.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in advance by the Board.

8.2 Advancement of Expenses. To the extent not prohibited by applicable Law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article 8 or otherwise.

8.3 Claims.

(a) To the extent not prohibited by applicable Law, if a claim for indemnification or advancement of expenses under this Article 8 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. To the extent not prohibited by applicable Law, in any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(b) In any suit brought by a Covered Person seeking to enforce a right to indemnification hereunder (but not a suit brought by a Covered Person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the Covered Person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable Law. With respect to any suit brought by a Covered Person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such Covered Person is proper in the circumstances because such Covered Person has met the applicable standards of conduct under applicable Law, nor (ii) an actual determination by the Corporation that such Covered Person has not met such applicable standards of conduct, shall create a presumption that such Covered Person has not met the applicable standards of conduct or, in a case brought by such Covered Person seeking to enforce a right to indemnification, be a defense to such suit.

(c) In any suit brought by a Covered Person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses or the Covered Person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article 8 or otherwise.

8.4 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 8 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate or the By-laws, agreement, vote of stockholders or Directors or otherwise.

8.5 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person actually collects as indemnification or advancement of expenses from such other entity or enterprise; provided, however, that no Covered Person shall be required to seek recovery from any other entity or enterprise.

8.6 Amendment or Repeal. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 8 by changes in Law (or otherwise), or the adoption of any other provision of this

Certificate inconsistent with this Article 8, will, unless otherwise required by Law, be prospective only (except to the extent such amendment or change in Law permits the Corporation to provide broader rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection of a Covered Person existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision, regardless of when the applicable action, suit or proceeding in respect of which such right or protection is sought is commenced and regardless of when such right or protection is sought.

8.7 Other Indemnification and Prepayment of Expenses. This Article 8 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable Law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

9. Section 203. The Corporation shall be governed by Section 203 of the DGCL.

10. Adoption, Amendment or Repeal of By-Laws. The Board is authorized to adopt, amend or repeal the By-laws.

11. Conflicts of Interest. The stockholders, their Affiliates and the Directors elected or appointed to the Board by the stockholders: (a) may have participated, directly or indirectly, and may continue to participate (including, without limitation, in the capacity of investor, manager, officer and employee) in businesses that are similar to or compete with the business (or proposed business) of the Corporation; (b) may have interests in, participate with, aid and maintain seats on the board of directors of other such entities; and (c) may develop opportunities for such entities (collectively, the “Position”). In such Position, the stockholders, their Affiliates and the Directors elected or appointed to the Board by the stockholders may encounter business opportunities that the Corporation or the stockholders may desire to pursue. The stockholders, their Affiliates and the Directors elected or appointed by the stockholders to the Board shall have no obligation to the Corporation, the stockholders or to any other Person to present any such business opportunity to the Corporation before presenting and/or developing such opportunity with any other Persons, other than such opportunities specifically presented to any such stockholder or Director for the Corporation’s benefit in his or her capacity as a stockholder or Director. In any such case, to the extent a court might hold that the conduct of such activity is a breach of a duty to the Corporation, the Corporation hereby waives any and all claims and causes of action that the Corporation believes that it may have for such activities and hereby renounces any expectancy in any such corporate opportunity.

12. Amendments. Subject to Article 7 and Section 8.6, the Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate, and add other provisions authorized by the Laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable Law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate, as amended, are granted subject to the rights reserved in this Article 12; provided, however, that no action to repeal or amend Section 5.2 or this Article 12 of this Certificate (or any definition contained in Article 14 that is used in any such Section or Article), or the adoption of any other provision inconsistent with such Articles shall be effective without the affirmative vote of the holders of at least 66-2/3% of the shares of the Corporation’s Capital Stock then outstanding and entitled to vote in the election of directors, voting together as a single class; provided, further, that, to the extent such Sections are or remain applicable to holders of CFT Shares or have not otherwise expired by their terms, no action to repeal or amend Sections 13.4(a), (b) or (c) or this proviso (or any definition contained in Section 13.4(g) or Article 14 that is used in any such Sections), or the adoption of any other provision inconsistent with such Sections or this proviso, in each case, that would adversely affect the rights of holders of the CFT Shares in any non-de minimis respect, shall be effective without the affirmative vote of the holders of more than 50% of the CFT Shares then outstanding; and provided, further, that, to the extent such Sections are or remain applicable to holders of Leucadia Shares or have not otherwise expired by their terms, no action to repeal or amend Sections 13.4(d), (e) or (f) or this proviso (or any definition contained in Section 13.4(g) or Article 14 that is used in any such Sections), or the adoption of any other provision inconsistent with such Sections or this proviso, in each case, that would adversely affect the rights of holders of the Leucadia Shares in any non-de minimis respect, shall be effective without the affirmative vote of the holders of more than 50% of the Leucadia Shares then outstanding.

13. Restrictions on Transfer and Ownership,

13.1 Purpose. It is in the best interests of the Corporation and its stockholders that certain restrictions on the Transfer of Corporation Securities (each defined below) be established, as more fully set forth in this Article 13, as any such Transfer may threaten the preservation of certain tax attributes.

13. 2 Definitions. As used in this Article 13 only, the following capitalized terms shall have the following respective meanings (and any references to any portions of Treasury Regulation Section 1.382-2T shall include any amendment thereto and any successor provisions):

(a) “Acquire” means the acquisition, directly or indirectly, of ownership of Corporation Securities by any means, including, without limitation: (i) the acquisition or exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire Corporation Securities (including an option within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)); (ii) the entering into of any swap, hedge or other arrangement that results in the acquisition of any of the economic benefits of ownership of Corporation Securities; or (iii) any other acquisition or transaction treated under Section 382 of the Code as a direct or indirect acquisition (including the direct or indirect acquisition of an ownership interest in a Substantial Holder) of ownership of such Corporation Securities, in each case which shall include acquisitions by operation of law or pursuant to the Merger. The terms “Acquires” and “Acquisition” shall have the same meaning, mutatis mutandis.

(b) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(c) “Corporation Securities” means: (i) shares of Common Stock; (ii) any other interests that would be treated as “stock” of the Corporation for purposes of Section 382 of the Code, including pursuant to Treasury Regulation Section 1.382-2T(f)(18); and (iii) warrants, rights or options (including within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)) to acquire Corporation Securities.

(d) “Disposition” means, with respect to any Person other than the Corporation, the sale, transfer, exchange, assignment, liquidation, conveyance, pledge, abandonment, distribution, contribution, or other disposition or transaction treated under Section 382 of the Code as a direct or indirect disposition or transfer (including the disposition of an ownership interest in a Substantial Holder). A “Disposition” also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)).

(e) “Merger” shall have the meaning ascribed to such term in the Merger Agreement.

(f) “Merger Agreement” means that certain Agreement and Plan of Merger entered into among the Corporation, Spectrum Brands Holdings, Inc. (“Spectrum”), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC

(g) “Percentage Stock Ownership” means percentage (i) stock ownership as determined for purposes of Section 382 of the Code in accordance with applicable Treasury Regulations and other official guidance, including Treasury Regulation Section 1.382- 2T(g), (h) (but without regard to the rule in Treasury Regulation Section 1.382-2T(h)(2)(i)(A) that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity), (j) and (k) and (ii) stock Beneficial Ownership.

(h) “Person” means an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization or “entity” within the meaning of Treasury Regulation Section 1.382-3 (including, without limitation, any group of Persons treated as a single entity under such regulation); provided, however, that a Person shall not mean a Public Group.

(i) “Public Group” has the meaning set forth in Treasury Regulation Section 1.382-2T(f)(13).

(j) “Substantial Holder” means (a) a Person (including, without limitation, any group of Persons treated as a single “entity” within the meaning of Treasury Regulation Section 1.382-3) that: (i) holds, owns or has any right in Corporation Securities representing a Percentage Stock Ownership in the Corporation of at least 4.9%; or (ii) that is identified as a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(g)(1) and (b) a Public Group.

(k) “Tax Benefits” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

(l) “Transfer” means any direct or indirect Acquisition or Disposition of Corporation Securities.

(m) “Treasury Regulation” means any Treasury regulation, in effect from time to time, promulgated under the Code.

13.3 Transfer Limitations.

(a) Except as otherwise provided in Section 13.4, no Person shall be permitted to make a Transfer, whether in a single transaction (with any transactions occurring on the same day being treated as a single transaction) or series of related transactions, and any such purported Transfer will be void ab initio, (A) to the extent that after giving effect to such purported Transfer: (i) the purported transferee or any other Person by reason of the purported transferee’s Acquisition would become a Substantial Holder; or (ii) the Percentage Stock Ownership of a Person that, prior to giving effect to the purported Transfer (or any series of Transfers of which such Transfer is a part), is a Substantial Holder would be increased, or (B) if before giving effect to such purported Transfer the purported transferor is a Substantial Holder described in clause (a)(ii) of the definition of “Substantial Holder” (any such purported Transfer described in clause (A) or (B), a “Prohibited Transfer”).

(b) The restrictions set forth in Section 13.3(a) shall not apply to a proposed Transfer, and a Transfer shall not be treated as a Prohibited Transfer hereunder, if the transferor or the transferee obtains approval of the proposed Transfer by the Board (at a meeting of the Board or by written consent of the Board). As a condition to granting its approval pursuant to this Section 13.3(b), the Board may, in its sole discretion, require and/or obtain (at the expense of the transferor and/or transferee) such documentation, information and action, if any, as it determines, including, without limitation, representations and warranties from the transferor and/or transferee, such opinions of counsel to be rendered by counsel selected by (or acceptable to) the Board, and such other advice, in each case as to such matters as the Board determines in its sole discretion is appropriate. Any such approval, once granted, shall be irrevocable, provided that such information, documentation and representations and warranties upon which such approval was based remain true, accurate and complete prior to the applicable Transfer.

(c) The restrictions set forth in Section 13.3(a) shall not preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange, Inc. (or any other national securities exchange or other exchange on which the Corporation Securities are then traded) in the Corporation Securities, it being understood, however, that any such settlement shall not negate or otherwise affect the treatment of a Transfer as a Prohibited Transfer hereunder.

(d) The restrictions set forth in Section 13.3(a) shall not apply to a proposed Transfer, and a Transfer shall not be treated as a Prohibited Transfer hereunder, if, at the time the proposed Transfer is effected, the Board has reasonably determined, and publicly announced, that no Tax Benefits of the Corporation may be carried forward.

13.4 Excepted Transfers. Notwithstanding anything to the contrary in the other sections of this Article 13:

(a) (i) CF Turul LLC (“CF Turul”), an affiliate of Fortress Investment Group LLC, an entity treated for U.S. tax purposes as a “partnership” and currently the holder of [32,994,740 shares]2 of Common Stock (the “CFT Shares”), and (ii) its direct and indirect members, may make one or more distributions of the CFT Shares or membership interests in CF Turul (other than CFT Shares permitted to be Transferred pursuant to the other CF Turul Exceptions) (such distributions described in this Section 13.4(a), the “CFT Distributions,” and such distributed CFT Shares or membership interests in CF Turul, the “CFT Distributed Property”) to the direct and indirect members of CF Turul which are investment funds and accounts (including their subsidiaries) managed by Fortress Investment Group LLC and/or its investment advisory affiliates (each such Fortress-managed fund and account, a “Fortress Fund”), and by such Fortress Funds to the ultimate owners that are (x) general partners of such Fortress Funds, and (y) direct investors in such Fortress Funds that are not entities sponsored by Fortress Investment Group LLC (or the nominees, custodians, or trustees of such direct investors, including any liquidating trust or similar vehicle created to hold CFT Distributed Property on behalf of direct investors who are precluded from receiving or holding such CFT Distributed Property due to applicable law, regulation, standing internal policy or other, similar constraints) (all such general partners of and direct investors in such Fortress Funds, the “Ultimate Owners”); provided, however, that (A) any such CFT Distributions may be made only on a substantially pro rata basis from CF Turul to its direct and indirect members in their capacity as members, partners, owners, or shareholders, successively, to the Ultimate Owners; (B) such Fortress Funds may directly or indirectly hold, rather than distribute, CFT Shares or membership interests in CF Turul (that otherwise would be distributable to Ultimate Owners hereunder) on behalf of such Ultimate Owners who do not receive such Distribution, provided that such Fortress Funds that hold such CFT Shares shall not make a Disposition of such CFT Shares or membership interests in CF Turul prior to the Expiration Date (as defined below), other than to distribute such CFT Shares to the Ultimate Owners; (C) prior to the Expiration Date, no CFT Distributions may be made if making the CFT Distributions (together with any Dispositions by Ultimate Owners undertaken as part of a plan in connection with such CFT Distribution) (1) would result in the identification of a new Substantial Holder or Public Group or (2) when combined with any prior CFT Distributions and any prior Transfers made pursuant to the CF Turul Exceptions, cause an increase (calculated as of the testing date that would occur as a result of such Distribution) of more than the CFT Cushion Amount in the Percentage Stock Ownership of any existing or new Substantial Holders or Public Groups; (D) except as provided in (B), any Ultimate Owners may make a Disposition of the CFT Shares constituting CFT Distributed Property at one or more times without limitation, provided that the Dispositions are (1) made on a national securities exchange or other exchange on which Corporate Securities are then traded or (2) otherwise in compliance with Section 13.3 above; and (E) prior to the Expiration Date, each CFT Distribution (together with any such related Dispositions) shall be subject to the approval of the Board (at a meeting of the Board or by written consent of the Board), which approval shall not be unreasonably withheld or conditioned, that the conditions and requirements for making a CFT Distribution as set forth in this Section 13.4(a) have been satisfied; provided, that (x) as a condition to granting such approval, CF Turul shall submit to the Board a plan for effectuating the proposed CF Turul Distribution and shall provide the Board with such other factual information, and representations with respect to such factual information, as are reasonably requested by the Board in connection with its review of such plan, (y) CF Turul and the Board shall cooperate in good faith to determine whether such proposed CF Turul Distribution (together with any such related Dispositions) satisfies the requirements of Section 13.4(a)(C), and (z) the Board shall promptly review (or cause to be reviewed) such plan and use commercially reasonable efforts to grant its approval of such plan within thirty (30) calendar days of the receipt of such plan (the exceptions set forth in this Section 13.4(a) to generally applicable limitations on Transfer, the “CF Turul Distribution Exceptions”).

(b) Following the earlier of (x) the date immediately following the first date on which a Specified Closing occurs and (y) January 1, 2019, CF Turul may make a Transfer (which, for the avoidance of doubt,

[2]	NTD: To be revised to reflect HRG reverse stock split.

includes both Acquisitions and Dispositions) of Corporation Securities at one or more times, without limitation; provided that (i) prior to making any such Transfer occurring before the Expiration Date, CF Turul demonstrates to the Board’s reasonable satisfaction that, calculated as of the testing date that would occur as a result of such Transfer, the aggregate increase in the Percentage Stock Ownership of any existing or new Substantial Holder or Public Group resulting from (x) all such Transfers and (y) all CFT Distributions and Transfers made pursuant to the CF Turul Exceptions, in each of cases (x) and (y), prior to the Expiration Date will not exceed the CFT Cushion Amount and (ii) for the avoidance of doubt, neither the limitations provided in this Section 13.4 nor the limitations provided in Section 13.3 hereof shall apply to any Transfer by CF Turul that occurs on or after the Expiration Date (the exceptions set forth in this Section 13.4(b) to generally applicable limitations on Transfer, the “CF Turul Other Transfer Exceptions”). CF Turul shall promptly notify the Company of any Transfers made pursuant to this Section 13.4(b).

(c) CF Turul and the Fortress Funds may (i) sell the aggregate of the fractional CFT Shares (not to exceed 2000 CFT Shares) that would result if CF Turul or the Fortress Funds, as applicable, were to make a pro rata CFT Distribution of all of their CFT Shares to the Ultimate Owners pursuant to Section 13.4(a), and (ii) make one or more distributions of the cash proceeds of such sales (the exceptions set forth in this Section 13.4(c) to generally applicable limitations on Transfer, the “CF Turul Fractional Share Exceptions” and, collectively with the CF Turul Distribution Exceptions and the CF Turul Other Transfer Exceptions, the “CF Turul Exceptions”).

(d) Leucadia National Corporation and its wholly owned subsidiaries (collectively, “Leucadia”), currently the holders of [46,632,180 shares]3 of Common Stock (the “Leucadia Shares”), may make one or more distributions of all of the Leucadia Shares (other than Leucadia Shares permitted to be sold pursuant to the other Leucadia Exceptions) (such distributions pursuant to this Section 13.4(d), the “Leucadia Distributions,” and such distributed Leucadia Shares, the “Leucadia Distributed Property”) to the shareholders of Leucadia (or the nominees, custodians, or trustees of such shareholders, including any liquidating trust or similar vehicle created to hold Leucadia Distributed Property on behalf of any such shareholders who are precluded from receiving or holding such Leucadia Distributed Property due to applicable law, regulation, standing internal policy or other, similar constraints) (all such shareholders, as of the time of any such Leucadia Distribution, the “Leucadia Shareholders”); provided, however, that (i) any such Leucadia Distribution may be made only on a pro rata basis from Leucadia to the Leucadia Shareholders; (ii) prior to the Expiration Date, no such Leucadia Distribution may be made if making the Leucadia Distribution (together with any Dispositions by Ultimate Owners undertaken as part of a plan in connection with such Leucadia Distribution) (1) would result in the identification of a new Substantial Holder or Public Group or (2) when combined with any prior Leucadia Distributions and any prior Transfers made pursuant to the Leucadia Exceptions, cause an increase (calculated as of the testing date that would occur as a result of such Distribution) of more than the Leucadia Cushion Amount in the Percentage Stock Ownership of any existing or new Substantial Holders or Public Groups; (iii) any Leucadia Shareholders may make a Disposition of the Leucadia Shares constituting Leucadia Distributed Property at one or more times without limitation, provided that the Dispositions are (1) made on a national securities exchange or other exchange on which Corporate Securities are then traded or (2) otherwise in compliance with Section 13.3 above and (iv) prior to the Expiration Date, each Leucadia Distribution (together with any such related Dispositions) shall be subject to the approval of the Board (at a meeting of the Board or by written consent of the Board), which approval shall not be unreasonably withheld, conditioned or delayed, that the conditions and requirements for making a Leucadia Distribution as set forth in this Section 13.4(d) have been satisfied; provided, that (A) as a condition to granting such approval, Leucadia shall submit to the Board a plan for effectuating the proposed Leucadia Distribution and shall provide the Board with such other factual information, and representations with respect to such factual information, as are reasonably requested by the Board in connection with its review of such plan, (B) Leucadia and the Board shall cooperate in good faith to determine whether such proposed Leucadia Distribution (together with any such related Dispositions) satisfies the requirements of Section 13.4(d)(ii), and (C) the Board shall promptly

[3]	NTD: To be revised to reflect HRG reverse stock split.

review (or cause to be reviewed) such plan (the exceptions set forth in this Section 13.4(d) to generally applicable limitations on Transfer, the “Leucadia Distribution Exceptions”).

(e) Following the earlier of (x) the date immediately following the first date on which a Specified Closing occurs and (y) January 1, 2019, Leucadia may Transfer (which, for the avoidance of doubt, includes both Acquisitions and Dispositions) Leucadia Shares at one or more times, without limitation; provided that (i) prior to making any such Transfer occurring before the Expiration Date, Leucadia demonstrates to the Board’s reasonable satisfaction that, calculated as of the testing date that would occur as a result of such Transfer, the aggregate increase in the Percentage Stock Ownership of any existing or new Substantial Holder or Public Group resulting from (x) all such Transfers and (y) all Leucadia Distributions and Transfers made pursuant to the Leucadia Exceptions, in each of cases (x) and (y), prior to the Expiration Date will not exceed the Leucadia Cushion Amount and (ii) for the avoidance of doubt, neither the limitations provided in this Section 13.4 nor the limitations provided in Section 13.3 hereof shall apply to any Transfer by Leucadia that occurs on or after the Expiration Date (the exceptions set forth in this Section 13.4(e) to generally applicable limitations on Transfer, the “Leucadia Other Transfer Exceptions”). Leucadia shall promptly notify the Company of any Transfers made pursuant to this Section 13.4(e).

(f) Leucadia may (i) sell the aggregate of the fractional Leucadia Shares (not to exceed 2000 Leucadia Shares) that would result if Leucadia were to make a pro rata Leucadia Distribution of all of its Leucadia Shares to the Leucadia Shareholders, and (ii) make one or more distributions of the cash proceeds of such sales (the exceptions set forth in this Section 13.4(f) to generally applicable limitations on Transfer, the “Leucadia Fractional Share Exceptions” and, collectively with the Leucadia Distribution Exceptions and the Leucadia Other Transfer Exceptions, the “Leucadia Exceptions”).

(g) For purposes of this Section 13.4:

(i) “CFT Cushion Amount” means the product of (A) the Cushion Amount, multiplied by (B) the quotient of (i) the CFT Shares divided by (ii) the sum of the Leucadia Shares and the CFT Shares.

(ii) “Cushion Amount” means the excess, if any, of (i) 47.5% over (ii) the sum, determined as of the effective date of the Merger, of the increases (if any) in Percentage Stock Ownership of each Substantial Holder described in clause (ii) of the definition thereof and of each Public Group, as of such date, over the three-year period ending on the effective date of the Merger (for the avoidance of doubt, with such increase measured in each case against such Substantial Holder’s and Public Group’s lowest Percentage Stock Ownership during such period).

(iii) “Expiration Date” means the earliest to occur of (A) the date that the limitations on Transfer imposed by this Article 13 no longer apply to Corporation Securities; (B) the date as of which the Board has determined and publicly announced that no Tax Benefits of the Corporation may be carried forward; (C) the date immediately following the first date on which a Specified Closing occurs and (D) the date that is twenty-four (24) months after the closing of the Merger.

(iv) “Leucadia Cushion Amount” means the product of (A) the Cushion Amount, multiplied by (B) the quotient of (i) the Leucadia Shares divided by (ii) the sum of the Leucadia Shares and the CFT Shares.

(v) “Specified Closing” means the closing, after the Merger, of any divestiture of all or a majority of the either of (x) the business and operations of the consumer batteries product category of the Global Batteries and Appliances segment of Spectrum or (y) the business and operations of the (1) small appliances category and (2) the personal care product category of the Global Batteries and Appliances segment of Spectrum, in each of cases (x) and (y), as described in Spectrum’s Form 10-K for the fiscal year ended September 30, 2017.

(vi) the definition of “Percentage Stock Ownership” shall be the same as that contained in clause (i) of Section 13.2(g), but the rule in Treasury Section 1.382-2T(h)(2)(i)(A) that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity shall instead apply.

13.5 Treatment of Excess Securities.

(a)

(i) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities that are the subject of the Prohibited Transfer (the “Excess Securities”). The Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities, to receive dividends or distributions, whether liquidating or otherwise, in respect thereof and to effect any Transfer thereof. Once the Excess Securities have been acquired in a Transfer that is in accordance with this Section 13.5 and is not a Prohibited Transfer, such Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 13.5 shall also be a Prohibited Transfer.

(ii) The Corporation may require, including, but not limited to, as a condition to the registration of the Transfer of any Corporation Securities or the payment of any dividend or distribution on any Corporation Securities, that the proposed transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board to be necessary or advisable to implement this Section 13.5, including, without limitation, authorizing such transfer agent to require an affidavit from a proposed transferee or payee regarding such Person’s actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this Article 13 as a condition to registering any Transfer or paying any dividend or distribution.

(b)

(i) If a Prohibited Transfer has occurred: (1) the Prohibited Transfer and, if applicable, the registration of such Prohibited Transfer, shall be void ab initio and have no legal effect; and (2) upon written demand by the Corporation, the Purported Transferee (if identified by the Corporation or otherwise) shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (the “Prohibited Distributions”), to an agent designated and controlled by the Board (the “Agent”).

(ii) In the case of a Prohibited Transfer described in Section 13.3(a)(A) (other than as a result of the consummation of the Merger), the Agent shall thereupon sell to a buyer or buyers the Excess Securities transferred to it pursuant to this Section 13.5(b) in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible); provided, however, that the Agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities; provided further that any such sale must not constitute a Prohibited Transfer. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and the proceeds of such sale (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon identify and sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible), except to the extent the Corporation grants written permission to the Purported Transferee to retain a portion of such sale proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 13.5(c) if the Agent, rather than the Purported Transferee, had resold the Excess Securities.

(iii) In the case of a Prohibited Transfer described in Section 13.3(a)(A) as a result of the consummation of the Merger (for this purpose, treating as a Prohibited Transfer any issuance of Corporation Securities that would have constituted a Prohibited Transfer but for the operation of section 2.1(e) of the Merger Agreement and the applicable provisions of this Article 13), the Agent shall, at the direction of the Company, thereupon deliver the Excess Securities to (i) one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) (“Section 501(c)(3)”) as determined in the Company’s sole discretion and/or (ii) escheat such property to the state of residence or incorporation or formation, as applicable, of the Purported Transferee for the benefit of such state.

(iv) In the case of a Prohibited Transfer described in Section 13.3(a)(B), the purported transferor of Excess Securities in such Prohibited Transfer (the “Purported Transferor”) shall deliver to the Agent the sale proceeds from the Prohibited Transfer (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon identify and sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible). If the identity of the Purported Transferee is determined (by the Corporation), the Agent shall, to the extent possible, return to the Purported Transferor any certificate or evidence of ownership of Excess Securities together with any Prohibited Distributions received by the Agent pursuant to this Section 13.5(b), and shall reimburse the Purported Transferee up to an amount paid by such Purported Transferee for the Excess Securities in the Prohibited Transfer, such reimbursement to be made from (and limited to) the sale proceeds received by the Agent from the Purported Transferor (and the net proceeds realized by the Agent from the disposition of any non-cash consideration). If the identity of the Purported Transferee is not determined, or to the extent the Excess Securities have been resold and thus cannot be returned to the Purported Transferor, the Agent shall use the proceeds received by the Agent from the Purported Transferor (and the net proceeds realized by the Agent from the disposition of any non-cash consideration) to acquire on behalf of the Purported Transferor, in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible), an equal amount of Corporation Securities in replacement of the Excess Securities sold; provided, however, that to the extent the amount of proceeds is not sufficient to fund the purchase price of such Corporation Securities and the Agent’s costs and expenses (as described in Section 13.5(c)), the Purported Transferor shall promptly fund such deficiency upon demand by the Agent.

(iv) In the case of a Prohibited Transfer that is described in both Sections 13.3(a)(A) and 13.3(a)(B), the procedures set forth in Section 13.5(b)(ii) shall apply.

(c) Except for Prohibited Distributions that are to be returned to the Purported Transferor in accordance with Section 13.5(b)(ii), the Agent shall apply any proceeds or any other amounts received by it by and in accordance with Section 13.5 as follows:

(i) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder;

(ii) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Prohibited Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer); and

(iii) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) selected by the Board; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.9% or greater Percentage Stock Ownership interest in the Corporation, then such remaining amounts shall be paid to two or more unrelated organizations qualifying under Section 501(c)(3) selected by the Board, such that no organization qualifying under Section 501(c)(3) shall possess Percentage Stock Ownership in the Corporation of 4.9% or more.

(iv) The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (ii) above. Except to the extent used to cover costs and expenses incurred by the Agent in performing its duties hereunder, in no event shall the proceeds of any sale of Excess Securities pursuant to this Section 13.5 inure to the benefit of the Corporation.

(d) If the Purported Transferee or the Purported Transferor fails to surrender the Excess Securities (as applicable) or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a demand pursuant to Section 13.5(b), then the Corporation shall, in such manner and at such time, as determined by the Board, use its best efforts to enforce the provisions hereof, which may include the institution of legal proceedings to compel the surrender. Nothing in this Section 13.5(d) shall (i) be deemed inconsistent with any Prohibited Transfer of the Excess Securities provided in this Article 13 being void ab initio or (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand.

(e) In the event of any Prohibited Transfer that does not involve a transfer of Corporation Securities within the meaning of the DGCL and that is not a Prohibited Transfer pursuant to Section 13.3(a)(B), the application of Section 13.5(b)-(d) shall be modified as described in this Section 13.5(e). In such case, no such Purported Transferee shall be required to dispose of any interest that is not a Corporation Security, but such Purported Transferee and/or any Person whose ownership of Corporation Securities is attributed to such Purported Transferee (such Purported Transferee or other Person, a “Remedial Holder”) shall be deemed to have disposed of and shall be required to dispose of sufficient Corporation Securities (which Corporation Securities shall be disposed of in the inverse order in which they were acquired) to cause such Purported Transferee, following such disposition, not to be in violation of this Article 13. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Corporation Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Section 13.5(b)-(d), except that the maximum aggregate amount payable to a Remedial Holder in connection with such sale shall be the fair market value of such Excess Securities at the time of the Prohibited Transfer. A Remedial Holder shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, following the time of the Prohibited Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due to such Remedial Holder. The purpose of this Section 13.5(e) is to extend the restrictions in Section 13.5(b)-(d) to situations in which there is a Prohibited Transfer without a direct Transfer of Corporation Securities, and this Section 13.5(e), along with the other provisions of this Article 13, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

13.6 Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this Article 13 who knowingly violates the provisions of this Article 13 and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including, but not limited to, damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

13.7 Bylaws; Legends; Compliance.

(a) The Bylaws may make appropriate provisions to effectuate the requirements of this Article 13.

(b) All certificates (including global certificates) issued by the Corporation representing Corporation Securities shall bear a conspicuous legend substantially in the form as follows:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO SIGNIFICANT OWNERSHIP AND TRANSFER RESTRICTIONS PURSUANT TO ARTICLE 13 OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HRG GROUP, INC., AS IT MAY BE AMENDED FROM TIME TO TIME. THE CORPORATION WILL FURNISH A COPY OF ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO THE HOLDER OF RECORD OF THIS CERTIFICATE WITHOUT CHARGE UPON A WRITTEN REQUEST ADDRESSED TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

(c) The Corporation shall have the power to make appropriate notations upon its stock transfer records and instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article 13 for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

(d) The Board shall have the power to decide all matters necessary for determining compliance with this Article 13, including, without limitation, determining (A) the identification of Substantial Holders, (B) whether a Transfer is a Prohibited Transfer, (C) the Percentage Stock Ownership of any Substantial Holder or other Person, (D) whether an instrument constitutes a Corporation Security, (E) the amount (or fair market value) due to a Purported Transferee or Purported Transferor pursuant to this Article 13, (F) to interpret any provision of this Article 13, and (G) any other matter that the Board determines to be relevant. The good faith determination of the Board on such matters shall be conclusive and binding on all persons and entities for the purposes of this Article 13.

13.8 Severability. If any provision or provisions of this Article 13 shall be held invalid, illegal or unenforceable as applied to any person or entity or circumstances for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 13 (including, without limitation, each portion of any sentence of this Article 13 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

13.9 The restrictions on transfer and ownership imposed by this Article 13 will expire on the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the Board reasonably determines that such restrictions are no longer necessary or desirable for the preservation of Tax Benefits.

14. Definitions. Capitalized terms used but not otherwise defined in this Certificate shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, including the provision that any member of a “group” will be deemed to have beneficial ownership of all securities beneficially owned by other members of the group, and a Person’s beneficial ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (x) capital stock of any Person or (y) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person.

“Capital Stock” means all shares now or hereafter authorized of any class or series of capital stock of the Corporation which has the right to participate in the distribution of the assets and earnings of the Corporation, including Common Stock and any shares of capital stock into which Common Stock may be converted (as a result of recapitalization, share exchange or similar event) or are issued with respect to Common Stock, including, without limitation, with respect to any stock split or stock dividend, or a successor security.

“Directors” means the members of the Board.

“Law” means any U.S. or non-U.S., federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

“Outstanding Voting Securities” means at any time the then-issued and outstanding Common Stock and any other securities of the Corporation of any kind or class having power generally to vote for the election of Directors.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or other similar organization or entity.

“Voting Securities” means the Common Stock and any other securities of the Corporation of any kind or class having power generally to vote for the election of Directors.

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be duly executed in its corporate name by its duly authorized officer.

Dated: [●], 2018

HRG GROUP, INC.

By:
Name: Ehsan Zargar
Title: Executive Vice President and General Counsel

EXHIBIT B

Amended and Restated Halley Bylaws

SECOND RESTATED BY-LAWS

of

SPECTRUM BRANDS HOLDINGS, INC.

(A Delaware Corporation)

ARTICLE I

DEFINITIONS

As used in these By-laws, unless the context otherwise requires, the term:

1.1 “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

1.2 “Assistant Secretary” means an Assistant Secretary of the Corporation.

1.3 “Assistant Treasurer” means an Assistant Treasurer of the Corporation.

1.4 “Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any member of a “group” will be deemed to have beneficial ownership of all securities beneficially owned by other members of the group, and a Person’s beneficial ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within 60 days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (x) capital stock of any Person or (y) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person.

1.5 “Board” means the Board of Directors of the Corporation.

1.6 “By-laws” means the By-laws of the Corporation, as amended or restated from time to time.

1.7 “Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended or restated from time to time.

1.8 “Chairman” means the Chairman of the Board.

1.9 “Chief Executive Officer” means the Chief Executive Officer of the Corporation.

1.10 “Corporation” means Spectrum Brands Holdings, Inc. (formerly known as HRG Group, Inc.)

1.11 “DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time.

1.12 “Directors” means the members of the Board.

1.13 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.15 “Law” means any U.S. or non-U.S., federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

1.16 “Office of the Corporation” means the executive office of the Corporation, anything in Section 131 of the DGCL to the contrary notwithstanding.

1.17 “Outstanding Voting Securities” means at any time the then-issued and outstanding Voting Securities.

1.18 “Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or other similar organization or entity.

1.19 “President” means the President of the Corporation.

1.20 “Secretary” means the Secretary of the Corporation.

1.22 “Stockholder Business” means (i) with respect to an annual meeting of Stockholders, any business brought before such meeting in accordance with Section 2.2(B)(ii), and (ii) with respect to a special meeting of Stockholders, any business brought before such meeting in accordance with Section 2.3(B).

1.23 “Stockholders” means the stockholders of the Corporation.

1.24 “Treasurer” means the Treasurer of the Corporation.

1.25 “Vice President” means a Vice President of the Corporation.

1.26 “Voting Securities” means the common stock and any other securities of the Corporation of any kind or class having power generally to vote for the election of Directors.

ARTICLE II

STOCKHOLDERS

2.1 Place of Meetings. Meetings of Stockholders may be held at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time.

2.2 Annual Meetings.

(A) A meeting of Stockholders for the election of Directors and other business shall be held annually at such date and time as may be designated by the Board from time to time.

(B) At an annual meeting of Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.4) that has been properly brought before the meeting of Stockholders in accordance with the procedures set forth in this Section 2.2 shall be conducted. To be properly brought before an annual meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (a) was a Stockholder of record of the Corporation when the notice required by this Section 2.2 is delivered to the Secretary and at the time of the annual meeting, (b) is entitled to vote at the annual meeting and (c) complies with the notice and other provisions of this Section 2.2. Section 2.2(B)(ii) is the exclusive means by which a Stockholder may bring business before an annual meeting of Stockholders, except (x) with respect to nominations or elections of Directors which is governed by Section 3.4 and (y) with respect to proposals where the Stockholder proposing such business has notified the Corporation of such Stockholder’s intent to present the proposals at an annual meeting in compliance with Section 14 of the Exchange Act and such proposals have been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting, in which case the notice requirements of this Section 2.2 shall be deemed satisfied with respect to such proposals.

(C) At any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by a Stockholder of record (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (i) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, then the notice by the Stockholder to be timely must be received (a) no earlier than 120 days before such annual meeting and (b) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual meeting of Stockholders commence a new time period (or extend any time period) for the giving of the Notice of Business.

(D) The Notice of Business must set forth:

(i) the name and record address of each Stockholder proposing Stockholder Business for an annual meeting (the “Proponent”), as they appear on the Corporation’s books;

(ii) the name and address of any Stockholder Associated Person;

(iii) as to each Proponent and any Stockholder Associated Person, (a) the class or series and number of shares of stock of the Corporation directly or indirectly held of record and beneficially owned by the Proponent or Stockholder Associated Person, (b) the date such shares of stock were acquired, (c) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (d) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent’s notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”), (e) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (f) any rights to dividends on the stock of the Corporation owned beneficially by the Proponent or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (g) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the Proponent or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (h) any performance-related fees (other than an asset-based fee) that the Proponent or Stockholder Associated Person is entitled to, based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice, and (i) with respect to any and all of the agreements, contracts, understandings, arrangements, proxies or other relationships referred to in the foregoing clauses (c) through (h), a representation that such Proponent will notify the Corporation in writing of any such agreement, contract, understanding, arrangement, proxy or other relationship that is or will be in effect as of the date of such meeting no later than five business days before the date of such meeting. The information specified in Section 2.2(D)(i) to (iii) is referred to herein as “Stockholder Information”;

(iv) a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Business;

(v) a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting;

(vi) any material interest of the Proponent and any Stockholder Associated Person in such Stockholder Business;

(vii) a representation as to whether the Proponent intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (b) otherwise to solicit proxies or votes from Stockholders in support of such Stockholder Business; and

(viii) all other information that would be required to be filed with the Securities and Exchange Commission (“SEC”) if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act.

(E) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.2, and, if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(F) If the Proponent (or a qualified representative of the Proponent) does not appear at the annual meeting of Stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.2, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the annual meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(G) “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(H) “Stockholder Associated Person” means, with respect to any Stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Stockholder or such beneficial owner.

(I) “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(J) Nothing in this Section 2.2 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

2.3 Special Meetings.

(A) Special meetings of Stockholders may be called at any time by the Board by giving notice to each Stockholder entitled to vote at such meeting in accordance with Section 2.5 hereof. Business transacted at any special meeting of Stockholders called by the Board shall be limited to the purposes stated in the notice.

(B) Special meetings of Stockholders shall be called by the Board upon written request to the Secretary of one or more record holders of shares of stock of the Corporation representing in the aggregate not less than 25% of the total number of shares of stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the Secretary shall be signed by the Stockholder or Stockholders, or a duly authorized agent of such Stockholder or Stockholders, requesting a special meeting (a “Special Meeting Request”). A special meeting requested by Stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than 90 days after the Special Meeting Request is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by Stockholders shall not be held if (i) the Special Meeting Request(s) relates to an item of business that is not a proper subject for Stockholder action under applicable law, (ii) the Special Meeting Request(s) is received by the Corporation during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iii) an identical or substantially similar item (as determined in good faith by the Board, a “Similar Item”) was presented at a meeting of the Stockholders held within 90 days prior to receipt by the Corporation of such Special Meeting Request(s) (and, for purposes of this Section 2.3(B), the election of directors shall be deemed a “Similar Item” with respect to all items of business involving the election or removal of directors), (iv) the Board calls an annual or special meeting of Stockholders to be held not later than 90 days after the Secretary’s receipt of the Special Meeting Request(s) and a Similar Item is included in the Corporation’s notice as an item of business to be brought before such annual or special meeting of Stockholders, (v) a Similar Item is already included in the Corporation’s notice as an item of business to be brought before a meeting of the Stockholders that has been called but not yet held, or (vi) the Special Meeting Request(s) was made in a manner that involved a violation of Regulation 14A under the Exchange Act. A Stockholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary, and if, following such revocation, there are unrevoked requests from Stockholders holding in the aggregate less than the requisite number of shares entitling the Stockholders to make a Special Meeting Request, the Board, in its discretion, may cancel such special meeting. Business transacted at a special meeting requested by Stockholders shall be limited to the matters described in the Special Meeting Request; provided, however, that nothing herein shall prohibit the Board from submitting matters to the Stockholders at any special meeting requested by Stockholders.

(C) The Special Meeting Request must set forth:

(i) the Stockholder Information with respect to each Stockholder proposing Stockholder Business for a special meeting (the “Requesting Person”);

(ii) the name and address of any Stockholder Associated Person;

(iii) a representation that each Requesting Person is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Business;

(iv) a brief description of the Stockholder Business desired to be brought before the special meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such Stockholder Business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business;

(v) any material interest of the Requesting Person and any Stockholder Associated Person in such Stockholder Business;

(vi) a representation as to whether the Requesting Person intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (b) otherwise to solicit proxies or votes from Stockholders in support of such Stockholder Business; and

(vii) all other information that would be required to be filed with the SEC if the Requesting Persons or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act.

(D) If the Requesting Person (or a qualified representative of the Requesting Person) does not appear at the special meeting of Stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.3, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(E) Nothing in this Section 2.3 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

2.4 Record Date.

(A) For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable Law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 days or less than ten days before the date of such meeting. Subject to Section 2.13, for the purposes of determining the Stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable Law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than ten days after the date on which the record date was fixed by the Board. For the purposes of determining the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, exercise any rights in respect of any change, conversion or exchange of stock or take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable Law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 days prior to such action.

(B) Subject to Section 2.13, if no such record date is fixed:

(i) The record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day on which notice is given or, if notice is waived, at the close of business on the day on which the meeting is held;

(ii) The record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable Law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable Law; and when prior action by the Board is required by applicable Law, the record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board takes such prior action; and

(iii) When a determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof; provided, however, that the Board may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions.

2.5 Notice of Meetings of Stockholders. Whenever under the provisions of applicable Law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting, notice shall be given stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting, if such date is different from the record date for determining Stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Unless otherwise provided by these By-laws or applicable Law, notice of any meeting shall be given, not less than ten nor more than 60 days before the date of the meeting, to each Stockholder entitled to vote at such meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, directed to the Stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. Any business that might have been transacted at the meeting as originally called may be transacted at the adjourned meeting. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for Stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL, and shall give notice of the adjourned meeting to each Stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

2.6 Waivers of Notice. Whenever the giving of any notice to Stockholders is required by applicable Law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting shall constitute a waiver of notice of such meeting except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Stockholders need be specified in any waiver of notice.

2.7 List of Stockholders. The officer who has charge of the stock ledger shall prepare and make, at least ten days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder; provided, however, that if the record date for determining the Stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the Stockholders entitled to vote as of the tenth day before the meeting date and the address of each such Stockholder and the number of shares registered in the name of such Stockholder. Such list may be examined by any Stockholder, at the Stockholder’s expense, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable Law. If the meeting is to be held at a place, a list of Stockholders entitled to vote at the meeting shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection as provided by applicable Law. Except as provided by applicable Law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.

2.8 Quorum of Stockholders; Adjournment. Except as otherwise provided by any applicable Law or these By-laws, at each meeting of Stockholders, the presence in person or by proxy of the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting. In the absence of a quorum, the holders of a majority in voting power of the shares of stock of the Corporation present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, and entitled to vote thereon may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to any of its subsidiaries shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

2.9 Voting; Proxies. At any meeting of Stockholders, all matters, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable Law, shall be decided by the affirmative vote of a majority in voting power of shares of stock of the Corporation present in person or represented by proxy and entitled to vote thereon. At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in Law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.

2.10 Voting Procedures and Inspectors at Meetings of Stockholders. The Board, in advance of any meeting of Stockholders, may appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting may appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (A) ascertain the number of shares outstanding and the voting power of each, (B) determine the shares represented at the meeting and the validity of proxies and ballots, (C) count all votes and ballots, (D) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (E) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable Law. No person who is a candidate for office at an election may serve as an inspector at such election.

2.11 Conduct of Meetings; Adjournment. The Board may adopt such rules and procedures for the conduct of meetings of Stockholders as it deems appropriate. At each meeting of Stockholders, the President or, in the absence of the President, the Chief Executive Officer or, in the absence of the Chief Executive Officer, the Chairman or, if there is no Chairman or if there be one and the Chairman is absent, a Vice President and, in case more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President present), shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, (A) the establishment of an agenda or order of business for the meeting, (B) rules and procedures for maintaining order at the meeting and the safety of those present, (C) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (D) restrictions on entry to the meeting after the time fixed for the commencement thereof and (E) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board and, if the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting.

2.12 Order of Business. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting.

2.13 Written Consents of Stockholders Without a Meeting.

(A) Any person seeking to have the Stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation, request that a record date be fixed for such purpose. The Board shall promptly, but in all events within ten days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to Section 2.4). If no record date has been fixed by the Board by ten days after the date on which such written notice is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable Law, shall be as specified in Section 2.4(B)(ii).

(B) Any action to be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding shares of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.13, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable Law, be given to those Stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

DIRECTORS

3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of

Incorporation, these By-laws or applicable Law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

3.2 Number; Term of Office. Subject to the rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation to elect Directors, the Board shall initially consist of eight members and the number of Directors may thereafter be increased or decreased, from time to time, by resolution of the Board. Each Director shall hold office until a successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal.

3.3 Classified Board of Directors. The Board shall be classified as set forth in the Certificate of Incorporation. The members of each class shall hold office until their successors are elected and qualified or until their earlier resignation, retirement, removal or death. Any Director elected to fill a vacancy shall have the same remaining term as that of his or her predecessor.

3.4 Nominations of Directors.

(A) Only persons who are nominated in accordance with the procedures set forth in this Section 3.4 are eligible for election as Directors.

(B) The Nominating and Corporate Governance Committee shall nominate for election to the Board the total number of persons as shall stand for election at the applicable meeting of the stockholders.

(C) Except with respect to the nominations made by the Nominating and Corporate Governance Committee pursuant to Section 3.4(B), nominations of persons for election to the Board may only be made at a meeting properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (a) was a Stockholder of record of the Corporation when the notice required by this Section 3.4 is delivered to the Secretary and at the time of the meeting, (b) is entitled to vote for the election of Directors at the meeting and (c) complies with the notice and other provisions of this Section 3.4. Subject to any rights set forth in an agreement with the Corporation, Section 3.4(C)(ii) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with Section 3.4(C)(ii) are referred to as “Stockholder Nominees”. A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder”.

(D) All nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the Office of the Corporation, addressed to the attention of the Secretary, by the following dates:

(i) in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (a) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (b) no annual meeting was held during the prior year, notice by the Stockholder to be timely must be received (1) no earlier than 120 days before the date of such annual meeting and (2) no later than the later of 90 days before the date of such annual meeting and the tenth day after the date on which the notice of such annual meeting was made by mail or Public Disclosure; and

(ii) in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than 120 days before the date of such special meeting and (b) no later than the later of 90 days before the date of such special meeting and the tenth day after the date on which the notice of such special meeting was made by mail or Public Disclosure.

(E) Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased effective after the time period for which nominations would otherwise be due under this Section 3.4 and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

(F) In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(G) The Notice of Nomination shall set forth:

(i) the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person;

(ii) a representation that each Stockholder nominating a Stockholder Nominee is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

(iii) all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith, was the “registrant” for purposes of such rule and the Stockholder Nominee was a director or executive of such registrant;

(v) with respect to any and all of the agreements, contracts, understandings, arrangements, proxies or other relationships referred to in the foregoing subclauses (iii) and (iv), a representation that such Nominating Stockholder will notify the Corporation in writing of any such agreement, contract, understanding, arrangement, proxy or other relationship that are or will be in effect as of the date of such annual meeting no later than five business days before the date of such meeting;

(vi) a representation as to whether such Nominating Stockholder intends (a) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (b) otherwise to solicit proxies or votes from Stockholders in support of such nomination;

(vii) all other information that would be required to be filed with the SEC if the Nominating Stockholders and Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act; and

(viii) any other information requested by the Corporation of either the Nominating Stockholder or the Stockholder Nominee as the Corporation may reasonably require to determine the eligibility of such Stockholder Nominee to serve as a Director; provided, that such request must be made within five business days of the Corporation’s receipt of the Notice of Nomination.

(H) If the Nominating Stockholder or Stockholder Nominee (as applicable) does not provide the information required by Section 3.4(G)(viii) within ten business days after the Corporation’s request, then such Nominating Stockholder’s proposal shall be disregarded. In addition, the person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting that any proposed nomination of a Stockholder Nominee was not made in accordance with the procedures set forth in this Section 3.4 and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

(I) If the Stockholder (or a qualified representative of the Stockholder) does not appear at the applicable meeting of Stockholders to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.4, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(J) Nothing in this Section 3.4 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation or any rights of a stockholder in any agreement with the Corporation.

3.5 Resignation. Any Director may resign at any time by notice given in writing or by electronic transmission to the Secretary. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified.

3.6 Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places as may be determined from time to time by the Board or its Chairman.

3.7 Special Meetings. Special meetings of the Board may be held at such times and at such places as may be determined by the Chairman, the Chief Executive Officer or the President on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.10 hereof other than by mail or on at least three days’ notice if given by mail. Special meetings shall be called by the Chairman, the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of any two or more Directors.

3.8 Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by a Director in a meeting pursuant to this Section 3.8 shall constitute presence in person at such meeting.

3.9 Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.9 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

3.10 Notice Procedure. Subject to Sections 3.7 and 3.11 hereof, whenever notice is required to be given to any Director by applicable Law, the Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such Director at such Director’s address as it appears on the records of the Corporation, telegram, telecopy or by other means of electronic transmission.

3.11 Waiver of Notice. Whenever the giving of any notice to Directors is required by applicable Law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice.

3.12 Organization. At each meeting of the Board, the Chairman or, in his or her absence, another Director selected by the Board shall preside. The Secretary shall act as secretary at each meeting of the Board. If the Secretary is absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.13 Quorum of Directors. The presence of a majority of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

3.14 Action by Majority Vote. Except as otherwise expressly required by these By-laws or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board.

3.15 Action Without Meeting. Unless otherwise restricted by these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee.

ARTICLE IV

COMMITTEES OF THE BOARD

The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable Law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article III.

ARTICLE V

OFFICERS

5.1 Positions; Election. The officers of the Corporation shall be a Chairman, a Chief Executive Officer, a President or number of Presidents, a Secretary, a Treasurer and any other officers as the Board may elect from time to time, who shall exercise such powers and perform such duties as shall be determined by the Board from time to time. Any number of offices may be held by the same person.

5.2 Term of Office. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualifies or until such officer’s earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. Any officer may be removed at any time with or without cause by the Board. Any vacancy occurring in any office of the Corporation may be filled by the Board. The election or appointment of an officer shall not of itself create contract rights.

5.3 Chairman. The Chairman shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Board.

5.4 Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation and, subject to the control of the Board, shall in general determine the direction and goals of the Corporation and supervise and control all of the business, operations and affairs of the Corporation. The Chief Executive Officer shall have authority, subject to such rules as may be prescribed by the Board, to appoint such agents and employees of the Corporation as the Chief Executive Officer may deem necessary, to prescribe their powers and duties, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the Chief Executive Officer. The Chief Executive Officer shall have authority, co-equal with the Chairman of the Board, to sign, execute and acknowledge, on behalf of the Corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments necessary or proper to be executed in the course of the Corporation’s regular business, or which shall be authorized by resolution of the Board; and, except as otherwise provided by any applicable Law or by the Board, the Chief Executive Officer may authorize any President or Vice President or any other officer or agent of the Corporation to sign, execute and acknowledge such documents or instruments in the Chief Executive Officer’s place and stead.

5.5 President. The President (or in the event there is more than one President, reference under these By-Laws shall refer to any President (to the extent the context requires)) shall have general supervision over the business of the Corporation and other duties incident to the office of President, and any other duties as may from time to time be assigned to the President by the Chief Executive Officer or the Board and subject to the control of the Chief Executive Officer or the Board in each case. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable Law otherwise to be signed or executed.

5.6 Vice Presidents. Vice Presidents shall have the duties incident to the office of Vice President and any other duties that may from time to time be assigned to the Vice President by the Chief Executive Officer, the President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable Law otherwise to be signed or executed.

5.7 Secretary. The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board or by the President. The Secretary shall have custody of the corporate seal of the Corporation, and the Secretary or an Assistant Secretary, shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chief Executive Officer, the President, the Treasurer or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable Law are properly kept and filed and, in general, perform all duties incident to the office of Secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or the President.

5.8 Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever, deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same, render to the Chief Executive Officer, the President or the Board, whenever the Chief Executive Officer, the President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or the President.

5.9 Assistant Secretaries and Assistant Treasurers. Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, the Chief Executive Officer or the President.

ARTICLE VI

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

6.1 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

6.2 Advancement of Expenses. To the extent not prohibited by applicable Law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

6.3 Claims.

(A) To the extent not prohibited by applicable Law, if a claim for indemnification or advancement of expenses under this Article VI is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. To the extent not prohibited by applicable Law, in any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(B) In any suit brought by a Covered Person seeking to enforce a right to indemnification hereunder (but not a suit brought by a Covered Person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the Covered Person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable Law. With respect to any suit brought by a Covered Person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such Covered Person is proper in the circumstances because such Covered Person has met the applicable standards of conduct under applicable law, nor (ii) an actual determination by the Corporation that such Covered Person has not met such applicable standards of conduct, shall create a presumption that such Covered Person has not met the applicable standards of conduct or, in a case brought by such Covered Person seeking to enforce a right to indemnification, be a defense to such suit.

(C) In any suit brought by a Covered Person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses or the Covered Person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise.

6.4 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of these By-laws, the Certificate of Incorporation, agreement, vote of Stockholders or disinterested Directors or otherwise.

6.5 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person actually collects as indemnification or advancement of expenses from such other entity or enterprise; provided, however, that no Covered Person shall be required to seek recovery from any other entity or enterprise.

6.6 Amendment or Repeal. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article VI by changes in Law (or otherwise), or the adoption of any other provision of these By-laws inconsistent with this Article VI, will, unless otherwise required by Law, be prospective only (except to the extent such amendment or change in Law permits the Corporation to provide broader rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection of a Covered Person existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision, regardless of when the applicable action, suit or proceeding in respect of which such right or protection is sought is commenced and regardless of when such right or protection is sought.

6.7 Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable Law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

6.8 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these By-law (in each case, as the same may be amended from time to time) or any other law applicable to the Corporation, or (D) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware. If the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, the sole and exclusive forum for such action proceeding shall be another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the federal district court for the District of Delaware. Any person who, or entity that, holds, purchases or otherwise acquires an interest in stock of the Corporation (including any “beneficial owner”, within the meaning of Section 13(d) of the Exchange Act) shall be deemed (A) to have notice of, and to have consented to and agreed to comply with, the provisions of this By-law, and (B) to have consented to the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this By-law. If any action subject matter of which is within the scope of this By-law is filed in a court other than as specified above in the name of any stockholder, such stockholder shall be deemed to have consented to (A) the personal jurisdiction of the Court of Chancery of the State of Delaware, another court in the State of Delaware or the federal district court in the District of Delaware, as appropriate, in connection with any action brought in any such court to enforce this By-law and (B) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the action as agent for such stockholder.

ARTICLE VII

GENERAL PROVISIONS

7.1 Certificates Representing Shares. Shares of stock of the Corporation may be represented by certificates, and shares may be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If shares are represented by certificates (if any) such certificates shall be in the form approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman, the President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

7.2 Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

7.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

7.4 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable Law.

7.5 Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

7.6 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

7.7 Amendments. Except as otherwise expressly provided for herein, these By-laws may be amended or repealed and new By-laws may be adopted by the Board; provided, that the Stockholders may make additional By-laws and may alter and repeal any By-laws whether such By-laws were originally adopted by them or otherwise.

7.8 Conflict with Applicable Law or Certificate of Incorporation. These By-laws are adopted subject to any applicable Law and the Certificate of Incorporation. Whenever these By-laws may conflict with any applicable Law or the Certificate of Incorporation, such conflict shall be resolved in favor of such Law or the Certificate of Incorporation.

EXHIBIT C

Surviving Corporation Charter

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

[SURVIVING CORPORATION]

[SURVIVING CORPORATION] (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

FIRST. The name of the Corporation is [Surviving Corporation]. A Certificate of Amendment to the Certificate of Incorporation of the Corporation changing the name of the Corporation from [Saturn] Brands Holdings, Inc. to [Surviving Corporation] was filed with the Secretary of State of the State of Delaware on [•], 2018.

SECOND. The address of the Corporation’s registered office is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808; and the name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is [•]. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Corporation (the “Board of Directors”) is expressly authorized to make, alter and repeal the by-laws of the Corporation.

SIXTH. The Corporation expressly elects not to be governed by Section 203 of the DGCL.

SEVENTH. To the fullest extent permitted under the DGCL, as amended from time to time, no director shall be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this article or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this article, will, unless otherwise required by law, be prospective only, and will not in any way diminish or adversely affect any right or protection of a director existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

EIGHTH. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if the members of the Board of Directors that would constitute a quorum pursuant to the bylaws consent in writing or by electronic transmission to the adoption of a resolution authorizing the action. The resolutions, written consents or electronic transmissions of the members of the Board of Directors shall be filed with the minutes of the proceeding of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

NINTH. Pursuant to Section 141 of the DGCL, the business and affairs of the Corporation shall be managed by or under the direction and supervision of the Board of Directors, however, the day to day management of the Corporation shall be delegated to the officers of the Corporation as set forth in a delegation of authority approved by the Board of Directors.

TENTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate, and other provisions authorized by the laws of the State of

Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this article.

IN WITNESS HEREOF, the undersigned has caused this Certificate to be duly executed in its corporate name by its duly authorized officer.

Dated [●], 2018

Name:
Title:

EXHIBIT D

Surviving Corporation Bylaws

AMENDED AND RESTATED

BYLAWS

OF

[SURVIVING CORPORATION]

A Delaware Corporation (“the Corporation”)

ARTICLE I

Meetings of Stockholders

Section 1.1. Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Corporation may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 1.5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless a different or minimum vote is required by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon.

Section 1.8. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the certificate of incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9. List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action By Written Consent of Stockholders. Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 1.11. Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE II

Board of Directors

Section 2.1. Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2. Election; Resignation; Vacancies. The Board of Directors shall initially consist of the persons named as directors in the certificate of incorporation or elected by the incorporator of the Corporation, and each director so elected shall hold office until the first annual meeting of stockholders or until his or her successor is duly elected and qualified. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation. Unless otherwise provided by law or the certificate of incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the certificate of incorporation, these bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2. Powers and Duties of Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3. Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the President or the Vice President.

ARTICLE V

Stock

Section 5.1. Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board of Directors, the Vice Chairperson of the Board of Directors, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), certifying the number of shares owned by such holder in the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification

Section 6.1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

Section 6.2. Advancement of Expenses. To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

Section 6.3. Claims.

(a) To the extent not prohibited by applicable law, if a claim for indemnification or advancement of expenses under this Article VI is not paid in full within 30 days after a written claim therefor by the Covered

Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. To the extent not prohibited by applicable law, in any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(b) In any suit brought by a Covered Person seeking to enforce a right to indemnification hereunder (but not a suit brought by a Covered Person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the Covered Person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law. With respect to any suit brought by a Covered Person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such Covered Person is proper in the circumstances because such Covered Person has met the applicable standards of conduct under applicable law, nor (ii) an actual determination by the Corporation that such Covered Person has not met such applicable standards of conduct, shall create a presumption that such Covered Person has not met the applicable standards of conduct or, in a case brought by such Covered Person seeking to enforce a right to indemnification, be a defense to such suit.

(c) In any suit brought by a Covered Person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses or the Covered Person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise.

Section 6.4. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of these bylaws, the certificate of incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.5. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person actually collects as indemnification or advancement of expenses from such other entity or enterprise; provided, however, that no Covered Person shall be required to seek recovery from any other entity or enterprise.

Section 6.6. Amendment or Repeal. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article VI by changes in law (or otherwise), or the adoption of any other provision of these bylaws inconsistent with this Article VI, will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection of a Covered Person existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision, regardless of when the applicable action, suit or proceeding in respect of which such right or protection is sought is commenced and regardless of when such right or protection is sought.

Section 6.7. Other Indemnification and Advancement of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VII

Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3. Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the Corporation under any provision of applicable law, the certificate of incorporation, or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 7.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

Section 7.4. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6. Amendment of Bylaws. These bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

EXHIBIT E

Form of Post-Closing Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of [●], 2018 (this “Agreement”), is by and among CF Turul LLC, a Delaware limited liability company (“Fortress”), Leucadia National Corporation, a New York corporation (“Leucadia”), and Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company” and together with each of Fortress and Leucadia and any other Shareholder who becomes a party hereto, the “Parties” and each, a “Party”).

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of February 24, 2018 (the “Merger Agreement”), among the Company, Spectrum Brands Holdings, Inc. (“Spectrum”) HRG SPV Sub I, Inc., a Delaware corporation, and HRG SPV Sub II, LLC, a Delaware limited liability company, Spectrum is to become a wholly-owned Subsidiary of the Company (the “Merger”);

WHEREAS, the parties hereto are parties to a Registration Rights Agreement dated as of May 12, 2011, which is being replaced and superseded by the terms hereof; and

WHEREAS, it is a condition to the consummation of the Merger under the Merger Agreement that Fortress, Leucadia and the Company enter into this Agreement to provide certain registration rights to each of Fortress and Leucadia.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Definitions. As used in this Agreement, the following terms will have the following respective meanings:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any member of a “group” will be deemed to have beneficial ownership of all securities beneficially owned by other members of the group, and a Person’s beneficial ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (x) capital stock of any Person or (y) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person.

“Block Trade” means a Shareholder Underwritten Offering which is a no-roadshow “block trade” takedown off a Shelf Registration Statement.

“Board” means the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

“Common Stock” means (i) the common stock of the Company, par value $0.01 per share, (ii) any securities of the Company or any successor or assign of the Company into which such stock is reclassified or reconstituted or into which such stock is converted or otherwise exchanged in connection with a combination of shares, recapitalization, merger, sale of assets, consolidation or other reorganization or otherwise or (iii) any securities received as a dividend or distribution in respect of the securities described in clauses (i) and (ii) above.

“Counsel to the Shareholders” means one (1) counsel selected by the Shareholders of a majority of the Registrable Securities requested to be included in a Piggyback Takedown, Shareholder Underwritten Offering or Shelf Registration, as applicable.

“Director” means a member of the Board.

“Disclosure Package” means the following, collectively, with respect to any offering of Registrable Securities, (i) the preliminary Prospectus, in the form provided to the Shareholders for delivery to purchasers of Registrable Securities, (ii) each Free Writing Prospectus, in the form provided to the Shareholders for delivery to purchasers of Registrable Securities and (iii) all other information, in each case, that is deemed, under Rule 159 promulgated under the Securities Act, to have been conveyed to purchasers of securities at the time of sale of such securities (including, without limitation, a contract of sale).

“Electing Shareholder” means a Shareholder of Registrable Securities and such Shareholder’s Permitted Transferees who has provided the Company with the required notice and any other information reasonably requested in writing by the Company.

“Equity Securities” means (a) Voting Securities, (b) any securities of the Company that are convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities, and (c) any options, warrants and rights issued by the Company (whether presently exercisable or not) to purchase Voting Securities or convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act.

“Hedging Counterparty” means a broker-dealer registered under Section 15(b) of the Exchange Act or an Affiliate thereof.

“Hedging Transaction” means any transaction involving a security linked to the Registrable Securities or any security that would be deemed to be a “derivative security” (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to the Registrable Securities or transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of the Registrable Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of an exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions:

(i) transactions by a Shareholder in which a Hedging Counterparty engages in short sales of Registrable Securities pursuant to a Prospectus and may use Registrable Securities to close out its short position;

(ii) transactions pursuant to which a Shareholder engages in a short sale of Registrable Securities pursuant to a Prospectus and delivers Registrable Securities to close out its short position;

(iii) transactions by a Shareholder in which the Shareholder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a Prospectus or an exemption from registration under the Securities Act; and

(iv) a loan or pledge of Registrable Securities to a Hedging Counterparty who may then become a selling stockholder and sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities, in each case, in a public transaction pursuant to a Prospectus.

“NYSE” means the New York Stock Exchange or any successor stock exchange on which shares of the Common Stock are then listed.

“Permitted Transferee” means, (A) with respect to each Shareholder, (i) such Shareholder’s Affiliates or (ii) any Person, vehicle, account or fund that is managed, sponsored or advised by such Shareholder or any Affiliate thereof, so long as the decision-making control with respect to such interests after such transfer to such Person, vehicle, account or fund remains with such Shareholder or any Affiliate thereof and (B) with respect to any Shareholder who is an individual, (i) in the event of such Shareholder’s death, such Shareholder’s heirs, executors, administrators, testamentary trustees, legatees or beneficiaries, (ii) a trust, the beneficiaries of which include only such Shareholder and the spouse and lineal descendants of such Shareholder and pursuant to which the Shareholder retains all of the voting interest in the Company, or (iii) a closely held company with respect to which the Shareholder, together with the Shareholder’s immediate family, holds 100% of the beneficial interests.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a governmental authority, or a group (with the meaning of Section 13(d)(3) of the Exchange Act).

“Prospectus” means the prospectus related to any Registration Statement (whether preliminary or final or any prospectus supplement, including, without limitation, a prospectus or prospectus supplement that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance on Rule 415, 424, 430A, 430B or 430C under the Securities Act, as amended or supplemented by any amendment or prospectus supplement), including post-effective amendments, and all materials incorporated by reference in such prospectus.

“Registrable Securities” means any and all Common Stock of the Company beneficially owned, whether now owned or later acquired, by a Shareholder or its Permitted Transferee; provided, that Registrable Securities held by any Shareholder or its Permitted Transferee will cease to be Registrable Securities, when (A) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (B) such securities have been disposed of pursuant to Rule 144 promulgated under the Securities Act, (C) the Shareholder, together with its Permitted Transferees, ceases to beneficially own more than 2% of the Company’s Common Stock or (D) such securities have ceased to be outstanding.

“Registration Expenses” means all expenses (other than Selling Expenses) arising from or incident to the registration of the sale of Registrable Securities in compliance with this Agreement, including, without limitation, (i) SEC, stock exchanges, FINRA (including, without limitation, fees, charges and disbursements of counsel in connection with FINRA registration) and other registration and filing fees, (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort letters” required in connection with or incident to any registration), (v) with respect to Registrable Securities that are listed on a national securities exchange, the fees and expenses incurred in connection with the listing of such Registrable Securities, and (vi) reasonable fees, charges and disbursements of Counsel to the Shareholders not to exceed $40,000 in connection with the Shelf Registration Statement called for by Section 2.2(a), and $80,000 in connection with any Piggyback Takedown or any Shareholder Underwritten Offering.

“Registration Statement” means any registration statement filed pursuant to the Securities Act.

“Rule 144” means the Rule 144 promulgated under the Securities Act.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selling Expenses” means underwriting fees, discounts, selling commissions, underwriter expenses and stock transfer taxes relating to the registration and sale of a Shareholder’s Registrable Securities and, subject to clause (vi) of the definition of Registration Expenses, the fees and expenses of Shareholder’s own counsel.

“Shareholder” means each of Fortress and Leucadia and their respective successors and permitted assigns and direct or indirect transferees that become a party to this Agreement in accordance with Section 3.5 hereof, in each case that Beneficially Owns Registrable Securities (including any Permitted Transferee).

“Shareholder Underwritten Offering” means an underwritten offering takedown to be conducted by one or more Electing Shareholders in accordance with Section 2.2(d). For the avoidance of doubt, the term “Shareholder Underwritten Offering” includes a Block Trade.

“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or other form of legal entity (whether incorporated or unincorporated) of which (or in which) more than 50% of the Beneficial Ownership is, directly or indirectly, owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“underwriter” means the underwriter, placement agent or other similar intermediary participating in an underwritten offering.

“underwritten offering” of securities means a public offering of securities registered under the Securities Act in which an underwriter, placement agent or other similar intermediary participates in the distribution of such securities.

“Voting Securities” means the Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of Directors.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1. General; Securities Subject to this Article.

(a) Grant of Rights. The Company hereby grants registration rights with respect to the Registrable Securities to the Shareholders upon the terms and conditions set forth in this Agreement.

(b) Transfer of Registration Rights. Any Registrable Securities that are pledged or made the subject of a Hedging Transaction, which Registrable Securities are not ultimately disposed of by the Shareholder pursuant to such pledge or Hedging Transaction shall be deemed to remain “Registrable Securities,” notwithstanding the release of such pledge or the completion of such Hedging Transaction.

Section 2.2. Shelf Registrations.

(a) Filings. For so long as there are Registrable Securities outstanding, the Company shall use its commercially reasonable efforts to ensure that after the date hereof the Company shall at all times have and maintain an effective Registration Statement for a Shelf Registration covering the resale of all of the Registrable Securities requested to be included by the Electing Shareholders, on a delayed or continuous basis (the “Shelf Registration Statement”). In furtherance of such obligation, the Company shall use its commercially reasonable efforts to file with the SEC an initial Shelf Registration Statement as promptly as practicable on or prior to the 30th day following the date hereof. The Company shall give written notice of the filing of any Shelf Registration Statement at the earliest practicable time (but in no event less than fifteen (15) days prior to filing such Shelf Registration Statement) to all Shareholders and shall include in such Shelf Registration Statement all Registrable Securities of Electing Shareholders. The Company shall use its commercially reasonable efforts to cause the initial Shelf Registration Statement to become effective on or prior to the 90th day after the Registration Statement is filed with the SEC and shall use its commercially reasonable efforts to maintain the effectiveness of such Shelf Registration Statement in accordance with the terms hereof.

(b) Additional Electing Shareholders. From and after the date that the Shelf Registration Statement is initially effective, as promptly as is practicable after receipt of a request that complies with the notice provisions in Section 2.5(c) and Section 3.1, and in any event within (x) ten (10) Business Days after the date such request is received by the Company or (y) if a request is so received during a Suspension Period, five (5) Business Days after the expiration of such Suspension Period, the Company shall take all necessary action to cause the Electing Shareholder to be named as a selling securityholder in the Shelf Registration Statement and the related Prospectus in such a manner as to permit such Shareholder to deliver such Prospectus in connection with sales of such Registrable Securities to the purchasers thereof in accordance with applicable law, which action may include: (i) if required by applicable law, filing with the SEC a post-effective amendment to the Shelf Registration Statement; (ii) preparing and, if required by applicable law, filing a supplement or supplements to the related Prospectus or a supplement or amendment to any document incorporated therein by reference; (iii) filing any other required document; or (iv) with respect to a post-effective amendment to the Shelf Registration Statement that is not automatically effective, using its commercially reasonable efforts to cause such post-effective amendment to be declared or to otherwise become effective under the Securities Act as promptly as is practicable; provided that:

(i) the Company may delay such filing until the date that is twenty (20) Business Days after any prior such filing;

(ii) if the Shelf Registration Statement is not an Automatic Shelf Registration Statement and the Company has already made such a filing during the calendar quarter in which such filing would otherwise be required to be made, the Company may delay such filing until the tenth (10th) Business Day of the following calendar quarter; and

(iii) if such request is delivered during a Suspension Period, the Company shall so inform the Shareholder delivering such request and shall take the actions set forth above upon expiration of the Suspension Period in accordance with Section 2.2(c).

Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Shareholder as a selling securityholder in any Shelf Registration Statement or related Prospectus until such Shareholder has submitted a request to the Company that complies with the notice provisions in Section 2.5(c) and Section 3.1 and has provided any other information reasonably requested in writing by the Company.

(c) Suspension Periods. Upon written notice to the Shareholders, (x) the Company shall be entitled to suspend, for a period of time, the use of any Registration Statement or Prospectus if the Company determines in its good faith judgment, after consultation with counsel, that the Registration Statement or any Prospectus may contain an untrue statement of a material fact or omits any fact necessary to make the statements in the Registration Statement or Prospectus not misleading and (y) the Company shall not be required to amend or supplement the Registration Statement, any related Prospectus or any document incorporated therein by reference if the Company determines in its good faith judgment, after consultation with counsel, that such amendment would reasonably be expected to have a material adverse effect on any proposal or plan of the Company to effect a merger, acquisition, disposition, financing, reorganization, recapitalization or similar transaction, in each case that is material to the Company (in case of each clause (x) and (y), a “Suspension Period”); provided that (A) the duration of all Suspension Periods may not exceed one hundred and twenty (120) days in the aggregate in any 12-month period and (B) the Company shall use its commercially reasonable efforts to amend the Registration Statement and/or Prospectus to correct such untrue statement or omission as soon as reasonably practicable.

(d) Shareholder Underwritten Offering.

(i) At any time one or more Electing Shareholders holding the lesser of (x) at least 2% of the then-outstanding shares of Common Stock of the Company or (y) at least 25% of the Registrable Securities hereunder at such time, may request that the Company effect an underwritten takedown under the Shelf Registration Statement of at least $50 million in Registrable Securities, based on the closing market price on the trading day immediately prior to the date of the initial request of the Electing Shareholders; provided that, in connection with a distribution in kind of Registrable Securities by an Electing Shareholder (the “Distributing Electing Shareholder”), the direct or indirect members, shareholders, general or limited partners, or other equityholders (or the nominees, custodians, or trustees of such members, shareholders, general or limited partners, or other equityholders, including any liquidating trust or similar vehicle created to hold Registrable Securities on behalf of such members, shareholders, general or limited partners, or other equityholders who are precluded from receiving or holding such Registrable Securities due to applicable law, regulation, standing internal policy or other, similar constraints) of the Distributing Electing Shareholder (collectively, the “Distributees”) may be deemed Permitted Transferees for the sole purpose of exercising the rights and incurring the obligations of the Distributing Electing Shareholder under this Agreement with respect to, and only in connection with, a Shareholder Underwritten Offering to be consummated substantially contemporaneously with such distribution in kind. Within five (5) Business Days (or four (4) Business Days in the case of a Block Trade) of receipt of such request, the Company shall notify all other Shareholders of such request and shall (except as provided in clause (iii) below) include in such Shareholder Underwritten Offering all Registrable Securities requested to be included therein by Shareholders who respond within five (5) Business Days (or one (1) Business Day in the case of a Block Trade) of the Company’s notification described above (such Shareholders who are not Electing Shareholders shall participate in the Shareholder Underwritten Offering only if they also become Electing Shareholders). Any Electing Shareholders making a request to the Company pursuant to this Section 2.2(d)(i) with respect to a Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request to facilitate preparation of the registration statement, prospectus and other offering documentation related to the underwritten Block Trade.

(ii) For any Shareholder Underwritten Offering, including a Block Trade, the managing underwriter or underwriters shall be selected by Electing Shareholders participating in such offering holding a majority of the

Registrable Securities to be disposed of pursuant to such offering and shall be reasonably acceptable to the Company; provided that in a Block Trade the managing underwriter or underwriters shall be selected by the Electing Shareholder who made the initial request and shall be reasonably acceptable to the Company.

(iii) If the managing underwriter or underwriters for the Shareholder Underwritten Offering advise the Company that in their reasonable opinion the number of securities requested to be included in such underwritten offering takedown exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Electing Shareholders, the Company shall include in such Shareholder Underwritten Offering the number which can be so sold in the following order of priority: (A) first, the securities requested to be included by the Electing Shareholders (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder), (B) second, the securities requested to be included in such Shareholder Underwritten Offering by Shareholders exercising piggyback registration rights (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder), (C) third, the securities the Company proposes to sell, (D) fourth, other securities requesting to be included in such Shareholder Underwritten Offering (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder (or as otherwise determined by the Company)).

(iv) The Company shall use its commercially reasonable efforts to cooperate with any request of the Shareholders to effect a Shareholder Underwritten Offering but shall not be required to effect a Shareholder Underwritten Offering: (A) more than once in any six (6) month period or (B) if it shall have already made two (2) Shareholder Underwritten Offerings at the request of Fortress and its Permitted Transferees, assignees or Distributees in the aggregate and two (2) Shareholder Underwritten Offerings at the request of Leucadia and its Permitted Transferees, assignees or Distributees in the aggregate pursuant to this Agreement. In no event shall the Company be required to effect more than four (4) Shareholder Underwritten Offerings in the aggregate pursuant to this Agreement.

(v) In connection with any Shareholder Underwritten Offering effected pursuant to the proviso to the first sentence of Section 2.2(d)(i) above, if any notice is due from the Company to the Distributees, the Company may provide such notices to the Distributing Electing Shareholder on behalf of the Distributees, and the Distributing Electing Shareholder shall provide any such notice to the Distributees, and the Distributing Electing Shareholder agrees to act as the agent of the Distributees vis-à-vis the Company in connection with such Shareholder Underwritten Offering. The Company may take direction from the Distributing Electing Shareholder with respect to the Distributees, including with respect to any Distributee’s participation in any Shareholder Underwritten Offering. The Distributees electing to participate in such Shareholder Underwritten Offering shall sign a joinder to this Agreement in form and substance reasonably satisfactory to the Company that is limited to such Shareholder Underwritten Offering and includes indemnification as set forth in Section 2.7 below. For the avoidance of doubt, no Distributee shall have any right to be named in a Shelf Registration Statement (other than a prospectus supplement at the time of such Shareholder Underwritten Offering) or to participate in a Piggyback Takedown unless such Distributee is a Shareholder hereunder other than on the basis of the proviso to the first sentence of Section 2.2(d)(i).

Section 2.3. Piggyback Takedowns.

(a) Right to Piggyback. If the Company proposes to undertake the marketing of a registered underwritten offering of its Common Stock for its own account (other than a Registration Statement on Form S-4 or S-8 or any successor or similar form which is then in effect or a Registration Statement in connection with a rights offering or the primary purpose of which is to register debt securities or an offering on any form of Registration Statement that does not permit secondary sales) or for the account of any other stockholder or stockholders of the Company not party hereto (the “Requesting Shareholders”), the Company shall give prompt written notice of its intention to effect such offering (a “Piggyback Takedown”) to all Shareholders of Registrable Securities. In the case of a Piggyback Takedown that is an offering under a Shelf Registration, such notice shall be given not less than five (5) Business Days prior to the expected date of commencement of marketing efforts for such Piggyback

Takedown. In the case of a Piggyback Takedown that is an offering under a Registration Statement that is not a Shelf Registration, such notice shall be given not less than five (5) Business Days prior to the expected date of filing of such Registration Statement. The Company shall, subject to the provisions of Section 2.3(b) below, include in such Piggyback Takedown, as applicable, all Registrable Securities with respect to which the Company has received written requests for inclusion therein on or before the date that is three (3) Business Days prior to the expected date of commencement of marketing efforts or the filing of the Registration Statement, as applicable. Notwithstanding anything to the contrary contained herein, the Company may determine not to proceed with any Piggyback Takedown upon written notice to the Shareholders of Registrable Securities requesting to include their Registrable Securities in such Piggyback Takedown.

(b) Priority on Piggyback Takedowns.

(i) If a Piggyback Takedown is an underwritten primary registration on behalf of the Company, and the managing underwriters for a Piggyback Takedown advise the Company that in their reasonable opinion the number of securities requested to be included in such Piggyback Takedown exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such Piggyback Takedown the number which can be so sold in the following order of priority: (A) first, the securities the Company proposes to sell, (B) second, securities requested to be included in such Piggyback Takedown by Shareholders exercising piggyback registration rights in accordance with this Agreement (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder), (C) third, securities requested to be included in such Piggyback Takedown by any other security holders exercising piggyback registration rights (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder) and (D) fourth, other securities requested to be included in such Piggyback Takedown (pro rata among the holders of such securities on the basis of the number of securities then-owned by each such holder).

(ii) If a Piggyback Takedown is an underwritten registration on behalf of one or more Requesting Shareholders, and the managing underwriters for a Piggyback Takedown advise the Company that in their reasonable opinion the number of securities requested to be included in such Piggyback Takedown exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company shall include in such Piggyback Takedown the number which can be so sold in the following order of priority: (A) first, securities requested to be included by the Requesting Shareholders, (B) second, securities requested to be included in such Piggyback Takedown by the Shareholders exercising piggyback registration rights in accordance with this Agreement (pro rata among the holders of such securities on the basis of the number of securities requested to be included therein by each such holder), (C) third, securities requested to be included in such Piggyback Takedown by any other security holders exercising piggyback registration rights (pro rata among the holders of such securities on the basis of the number of securities requested to be included therein by each such holder), (D) fourth, the securities the Company proposes to sell, and (E) fifth, other securities requested to be included in such Piggyback Takedown (pro rata among the holders of such securities on the basis of the number of securities requested to be included therein by each such holder).

(c) Selection of Underwriters. Except as otherwise provided in any agreement between the Company and Requesting Shareholders, the Company will have the sole right to select the investment banker(s) and manager(s) for any Piggyback Takedown.

Section 2.4. Holdback in Connection with a Piggyback Takedown. In connection with any Piggyback Takedown or Shareholder Underwritten Offering, if reasonably requested by the underwriters managing any such offering, each Shareholder who Beneficially Owns five percent (5%) or more of the then-outstanding shares of Common Stock who was provided with the notice called for by Section 2.3(a) hereof, shall, except as part of the Piggyback Takedown and subject to reasonable and customary exceptions, agree with the underwriters managing such offering not to effect any sale or distribution of Equity Securities of the Company, as applicable, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the 90-day period (or such shorter period as shall be agreed to with the underwriters managing such offering) beginning on the date of pricing of such Piggyback Takedown (the “Holdback Period”); provided, such Holdback Period is applicable on substantially similar terms to the Company and the executive officers and directors of the Company. The Company may impose stop-transfer instructions with respect to its securities that are subject to the forgoing restriction until the end of such period. Each Shareholder who was offered the opportunity to sell Registrable Securities in connection with such Piggyback Takedown or Shareholder Underwritten Offering agrees to execute a lock-up agreement in favor of the Company’s underwriters to such effect, subject to reasonable and customary exceptions, and other exceptions as may be agreed by the Shareholders and the underwriters that are reasonably acceptable to the Company, and, in any event, that the Company’s underwriters in any relevant Piggyback Takedown or Shareholder Underwritten Offering shall be third party beneficiaries of this Section 2.4.

Section 2.5. Registration Procedures.

(a) Obligations of the Company. Whenever registration of Registrable Securities has been requested pursuant to Section 2.2 or Section 2.3 hereof, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof and the following provisions shall apply in connection therewith:

(i) No Shareholder shall be entitled to be named as a selling securityholder in the Registration Statement as of the time of its initial effectiveness or at any time thereafter, and no Shareholder shall be entitled to use the Prospectus for resales of Registrable Securities at any time, unless such Shareholder has become an “Electing Shareholder” by submitting a request to the Company that complies with the notice requirements in Section 2.5(c) and Section 3.1 to the Company and has provided any other information reasonably requested in writing by the Company.

(ii) Each Electing Shareholder agrees to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Electing Shareholder to the Company or of the occurrence of any event in either case as a result of which any Prospectus relating to such registration contains or would contain an untrue statement of a material fact regarding such Electing Shareholder or such Electing Shareholder’s intended method of disposition of such Registrable Securities or omits to state any material fact regarding such Electing Shareholder or such Electing Shareholder’s intended method of disposition of such Registrable Securities required to be stated therein or necessary to make the statements therein not misleading, and promptly to furnish to the Company (x) any additional information required to correct and update any previously furnished information or required so that such Prospectus shall not contain, with respect to such Electing Shareholder or the disposition of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (y) any other information regarding such Electing Shareholder and the distribution of such Registrable Securities as may be required to be disclosed in any Registration Statement under applicable law, pursuant to SEC comments or as the Company may request from time to time in writing.

(b) Additional Obligations of the Company. The Company shall:

(i) before filing a Registration Statement or a Prospectus or any amendments or supplements thereto in connection with any Piggyback Takedown, at the Company’s expense, furnish to the Electing Shareholders upon written request from such Electing Shareholder whose securities are covered by the Registration Statement, copies of all such documents, other than documents that are incorporated by reference and that are publicly available through the SEC’s EDGAR system, proposed to be filed, and provide Counsel to such Shareholders a reasonable opportunity to review and comment on such documents;

(ii) notify each Electing Shareholder of Registrable Securities whose securities are covered by the Registration Statement of the filing and effectiveness of the Registration Statement and prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period ending on the date on which all Registrable Securities have been sold under the Registration Statement applicable to such Shelf Registration or have otherwise ceased to be Registrable Securities and notify each Electing Shareholder of the filing and effectiveness of such amendments and supplements, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(iii) furnish to each Electing Shareholder selling Registrable Securities without charge, such number of copies of the applicable Registration Statement, each amendment and supplement thereto, each Prospectus prepared in connection with such Registration Statement (including each preliminary Prospectus, final Prospectus, and any other Prospectus (including any Prospectus filed under Rule 424, Rule 430A or Rule 430B promulgated under the Securities Act and any “issuer free writing prospectus” as such term is defined under Rule 433 promulgated under the Securities Act)), all exhibits and other documents filed therewith and such other documents as such Electing Shareholder may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such Electing Shareholder, and upon request, a copy of any and all transmittal letters or other correspondence to or received from, the SEC or any other governmental authority relating to such offer;

(iv) use its commercially reasonable efforts to: (A) register or qualify, or obtain exemption from registration or qualification for, such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as any seller reasonably requests, (B) keep such registration, qualification or exemption in effect for so long as such Registration Statement remains in effect and (C) do any and all other acts and things which may be reasonably necessary or advisable to enable such Electing Shareholder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Electing Shareholder (provided that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction);

(v) notify each Electing Shareholder selling Registrable Securities at any time when a Prospectus relating to the applicable Registration Statement is required to be delivered under the Securities Act:

(A) as promptly as practicable upon discovery that, or upon the happening of any event as a result of which, such Registration Statement, or the Prospectus or Free Writing Prospectus relating to such Registration Statement, or any document incorporated or deemed to be incorporated therein by reference contains an untrue statement of a material fact or omits any fact necessary to make the statements in the Registration Statement, the Prospectus or Free Writing Prospectus relating thereto not misleading or otherwise requires the making of any changes in such Registration Statement, Prospectus, Free Writing Prospectus or document, and, at the request of any such Electing Shareholder and subject to the Company’s ability to declare Suspension Periods pursuant to Section 2.2(c), the Company shall promptly prepare a supplement or amendment to such Prospectus or Free Writing Prospectus, furnish a reasonable number of copies of such supplement or amendment to each such seller of such Registrable Securities, and file such supplement or amendment with the SEC so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus or Free Writing Prospectus as so amended or supplemented shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(B) as promptly as practicable after the Company becomes aware of any request by the SEC or any federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or Free Writing Prospectus covering Registrable Securities or for additional information relating thereto;

(C) as promptly as practicable after the Company becomes aware of the issuance or threatened issuance by the SEC of any stop order suspending or threatening to suspend the effectiveness of a Registration Statement covering the Registrable Securities; or

(D) as promptly as practicable after the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any Registrable Security for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose;

(vi) use its commercially reasonable efforts to cause all Registrable Securities to be listed on the NYSE or such other securities exchange on which the Company’s Common Stock is then listed so listed;

(vii) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of the applicable Registration Statement;

(viii) provide Counsel to the Shareholders a reasonable opportunity to review and comment upon any Registration Statement and any Prospectus supplements;

(ix) in the event of the issuance or threatened issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, use its commercially reasonable efforts promptly to (A) prevent the issuance of any such stop order, and in the event of such issuance, to obtain the withdrawal of such order and (B) obtain, at the earliest practicable date, the withdrawal of any order suspending or preventing the use of any related Prospectus or Free Writing Prospectus or suspending qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction;

(x) if requested by any participating Electing Shareholder promptly include in a Prospectus supplement or amendment such information as the Shareholder may reasonably request, including in order to permit the intended method of distribution of such securities, and make all required filings of such Prospectus supplement or such amendment as soon as reasonably practicable after the Company has received such request;

(xi) in the case of certificated Registrable Securities, cooperate with the participating Shareholders of Registrable Securities and the managing underwriters to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities sold pursuant to a Shelf Registration Statement;

(xii) cause the Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities, as may be reasonably necessary by virtue of the business and operations of the Company to enable the seller or sellers of Registrable Securities to consummate the disposition of such Registrable Securities;

(xiii) in the case of a Shareholder Underwritten Offering, enter into an underwriting agreement in customary form and reasonably satisfactory to the Company and perform its obligations thereunder and take such other commercially reasonable actions as are required in order to expedite or facilitate each disposition of Registrable Securities included in such Shareholder Underwritten Offering (including causing appropriate officers to attend and participate in “road shows” and other informational meetings organized by the underwriters), and causing counsel to the Company to deliver customary legal opinions in connection with any such underwriting agreements;

(xiv) provide a CUSIP number for all Registrable Securities not later than the effective date of the Shelf Registration Statement;

(xv) make available at reasonable times for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition of such Registrable Securities pursuant to the Shelf Registration Statement, Counsel to the Shareholders and any attorney, accountant or other agent retained by the selling Shareholder managing underwriters (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its Subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such Registration Statement. Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (A) the disclosure of such Records is necessary, in the Inspector’s judgment and with the concurrence of counsel to the Company, to avoid or correct a misstatement or omission in the Registration Statement, (B) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (C) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Company or has been made generally available to the public. Each seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction or by any other person, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

(xvi) in the case of a Shareholder Underwritten Offering, use its commercially reasonable efforts to obtain a “comfort” letter or letters, dated as of such date or dates as the Counsel to the Shareholders or the managing underwriters reasonably requests, from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “comfort” letters as Counsel to the Shareholders or any managing underwriter reasonably requests;

(xvii) in the case of a Shareholder Underwritten Offering, furnish, at the request of any managing underwriter for such offering an opinion with respect to legal matters and a negative assurance letter with respect to disclosure matters, dated as of each closing date of such offering of counsel representing the Company for the purposes of such registration, addressed to the underwriters, covering such matters with respect to the registration in respect of which such opinion and letter are being delivered as the underwriters, may reasonably request and are customarily included in such opinions and negative assurance letters;

(xviii) in the case of a Shareholder Underwritten Offering, use its commercially reasonable efforts to cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter and its counsel (including any “qualified independent underwriter,” if applicable) that is (A) required or requested by FINRA in order to obtain written confirmation from FINRA that FINRA does not object to the fairness and reasonableness of the underwriting terms and arrangements (or any deemed underwriting terms and arrangements) relating to the resale of Registrable Securities pursuant to the Shelf Registration Statement, including, without limitation, information provided to FINRA through its COBRADesk system or (B) required to be retained in accordance with the rules and regulations of FINRA;

(xix) if requested by the managing underwriters, if any, or by any Shareholder of Registrable Securities being sold in a Shareholder Underwritten Offering, promptly incorporate in a Prospectus supplement or post-effective amendment to the Shelf Registration Statement such information as the managing underwriters, if any, or such Shareholders indicate relates to them or that they reasonably request be included therein, including information relating to the “Plan of Distribution” of the Registrable Securities;

(xx) within the deadlines specified by the Securities Act and the rules promulgated thereunder, make all required filings of all Prospectuses and Free Writing Prospectuses with the SEC; and

(xxi) within the deadlines specified by the Securities Act and the rules promulgated thereunder, make all required filing fee payments in respect of any Registration Statement or Prospectus used under this Agreement (and any offering covered thereby).

(c) Seller Requirements. In connection with any offering under any Registration Statement under this Agreement, each Electing Shareholder (i) shall promptly furnish to the Company in writing notice of the intended method of disposition of its Registrable Securities, the amount of Registrable Securities proposed to be sold and such other information with respect to such Shareholder as the Company may reasonably request or as may be required by law or regulations for use in connection with any related Registration Statement or Prospectus (or amendment or supplement thereto) and all information required to be disclosed in order to make the information previously furnished to the Company by such Shareholder not contain a material misstatement of fact or necessary to cause such Registration Statement or Prospectus (or amendment or supplement thereto) not to omit a material fact with respect to such Shareholder necessary in order to make the statements therein not misleading; (ii) shall comply with the Securities Act and the Exchange Act and all applicable state securities laws and comply with all applicable regulations in connection with the registration and the disposition of the Registrable Securities; and (iii) shall not use any Free Writing Prospectus without the prior written consent of the Company. If any Electing Shareholder of Registrable Securities fails to provide such information required to be included in such Registration Statement by applicable securities laws or otherwise necessary in connection with the disposition of such Registrable Securities in a timely manner after written request therefor, the Company may exclude such Electing Shareholder’s Registrable Securities from a registration under Section 2.2 or Section 2.3 hereof.

Each Person that has securities registered for resale on a Registration Statement filed hereunder agrees that, prior to each disposition of securities pursuant to a Registration Statement filed hereunder, it shall give the Company two (2) Business Days’ notice of its intention to make such disposition and that upon receipt of any notice contemplated in Section 2.2(c), such Person will forthwith discontinue the disposition of its Registrable Securities pursuant to the applicable Registration Statement.

Section 2.6. Registration Expenses. All Registration Expenses shall be borne by the Company; provided that the Company shall not bear more than 50% of any costs or expenses associated with any “road shows” or related travel. All Selling Expenses relating to Registrable Securities registered shall be borne by the Shareholders of such Registrable Securities pro rata on the basis of the number of Registrable Securities sold.

Section 2.7. Indemnification; Contribution.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Shareholder, its partners, members, shareholders, directors, officers, employees, agents, trustees and each Person who controls such Shareholder (within the meaning of Section 15 of the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses, or any action or proceeding in respect thereof (including any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, whether or not the indemnified party is a party to any proceeding) (each, a “Liability” and collectively, “Liabilities”), arising out of or based upon (i) any untrue, or allegedly untrue, statement of a material fact contained in any Disclosure Package, any Registration Statement, any Prospectus, or in any amendment or supplement thereto, and (ii) the omission or alleged omission to state in any Disclosure Package, any Registration Statement, any Prospectus, or in any amendment or supplement thereto any material fact required to be stated therein or necessary to make the statements therein not misleading under the circumstances in which such statements were made; provided, however, that the Company shall not be held liable in any such case to the extent that any such Liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission contained in such Disclosure Package, Registration Statement, Prospectus, or such amendment or supplement thereto in reliance upon and in conformity with information concerning such Shareholder furnished in writing to the Company by or on behalf of such Shareholder expressly for inclusion therein, including, without limitation, the information furnished to the Company pursuant to

Section 2.5(a) and Section 2.5(c) hereof. The Company shall also provide customary indemnities to any underwriters of the Registrable Securities, their officers, directors and employees and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act) at least to the same extent as provided above with respect to the indemnification of the Shareholders of Registrable Securities.

(b) Indemnification by Shareholders. In connection with any offering in which a Shareholder is participating pursuant to Section 2.2 or Section 2.3 hereof, such Shareholder agrees severally (and not jointly) to indemnify and hold harmless the Company and each other Shareholder and their respective partners, members, shareholders, directors, officers, managers, employees, agents, trustees, the other Shareholders, any underwriter retained by the Company and each Person who controls the Company, the other Shareholders or such underwriter (within the meaning of Section 15 of the Securities Act) to the same extent as the foregoing indemnity from the Company to the Shareholders (including indemnification of their respective partners, directors, officers, Affiliates, stockholders, members, employees, trustees and controlling Persons), but only to the extent that Liabilities arise out of or are based upon a statement or alleged statement or an omission or alleged omission that was made in reliance upon and in conformity with information with respect to such Shareholder furnished in writing to the Company by or on behalf of such Shareholder expressly for use in such Disclosure Package, Registration Statement, Prospectus, or such amendment or supplement thereto, including, without limitation, the information furnished to the Company pursuant to Section 2.5(a) and Section 2.5(c) hereof; provided, however, that the aggregate amount to be indemnified by any Shareholder pursuant to this Section 2.7(b) and contributed by any Shareholder pursuant to Section 2.7(d) shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions) received by such Shareholder in the offering to which such Disclosure Package, Registration Statement, Prospectus or such amendment or supplement thereto relates.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification or contribution hereunder (the “Indemnified Party”) agrees to give prompt written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any Liability that it may have to the Indemnified Party hereunder (except to the extent that the Indemnifying Party is materially prejudiced or otherwise forfeits substantive rights or defenses by reason of such failure). If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. Each Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable and documented out-of-pocket fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay such fees and expenses, (ii) the Indemnifying Party fails to assume the defense of such action with counsel reasonably satisfactory to the Indemnified Party or (iii) the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and such parties have been advised by such counsel that either (x) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (y) there may be one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. In any of such cases, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party, it being understood, however, that the Indemnifying Party shall not be liable for the reasonably incurred and documented out-of-pocket fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all Indemnified Parties and all such reasonably incurred and documented out-of-pocket fees and expenses shall be reimbursed as incurred. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the consent of such Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is or may be a party and indemnity has been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability for claims that are the subject matter of such proceeding.

(d) Contribution. If the indemnification provided for in this Section 2.7 from the Indemnifying Party is unavailable to an Indemnified Party hereunder or insufficient to hold harmless an Indemnified Party in respect of any Liabilities referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 2.7(a), Section 2.7(b) and Section 2.7(c), any documented out-of-pocket legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding; provided, that the aggregate amount to be contributed by any Shareholder pursuant to this Section 2.7(d) and indemnified by such Shareholder pursuant to Section 2.7(b) shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Shareholder in the offering.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11 of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

The parties hereto agree that this Section 2.7 shall survive any termination of this Agreement.

Section 2.8. Participation in Underwritten Offering/Sale of Registrable Securities. No Person may participate in any underwritten offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements in customary form entered into pursuant to this Agreement and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that the Shareholders included in any underwritten registration shall make only those representations and warranties to the Company or the underwriters as are customary for similar transactions and such other representations and warranties that the underwriters may reasonably request that are agreed by any such Shareholder.

Section 2.9. Rule 144. With a view to making available to the Shareholders of Registrable Securities the benefits of Rule 144 the Company covenants that for so long as the Company is subject to the reporting requirements of the Exchange Act it will use its commercially reasonable efforts to (i) file all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder, (ii) make available information necessary to comply with Rule 144 at all times, all to the extent required from time to time to enable such Shareholder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144 and (iii) deliver, upon the reasonable request of any Shareholder of Registrable Securities, a written certification to such Shareholder as to whether the Company has complied with the information requirements of Rule 144. If at any time the Company is not subject to the reporting requirements of the Exchange Act, it will make available other information as required by, and so long as necessary to permit sales of Registrable Securities pursuant to, Rule 144.

Section 2.10. Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Shareholders beneficially owning not less than a majority of the then-outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in the Shelf Registration Statement unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such Shelf Registration Statement only to the extent that the inclusion of its securities will not reduce the amount of Registrable Securities of the Shareholders that are included on such Shelf Registration Statement.

Section 2.11. Miscellaneous.

(a) Stock Splits, etc. The provisions of this Agreement shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations recapitalizations and the like occurring after the date hereof.

(b) No Inconsistent Agreements. The Company shall not enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Shareholders in this Agreement and shall take all commercially reasonable efforts to amend any agreements existing as of the date hereof so that such agreements shall not be inconsistent with the rights granted to the Shareholders in this Agreement.

(c) No “Group”. It is the intention of the Parties that each Shareholder or its Subsidiaries shall not be considered by virtue of this Agreement to be part of a “group” as defined in Section 13(d)(3) of the Exchange Act involving any other Shareholder or its Subsidiaries.

ARTICLE III

MISCELLANEOUS

Section 3.1. Notice. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent via email (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the Parties at the following addresses (or at such other address for any Party as may be specified by like notice):

If to the Company:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Fax No.: (608) 288-7546

Email: nathan.fagre@spectrumbrands.com

Attention: Nathan E. Fagre

With a copy (which will not constitute notice hereunder) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Fax No.: (212) 446-6460

Email: sarkis.jebejian@kirkland.com; jonathan.davis@kirkland.com

Attention: Sarkis Jebejian, Esq.; Jonathan L. Davis, Esq.

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Fax No.: (212) 225-3999

Email: pshim@cgsh.com; jlangston@cgsh.com

Attention: Paul J. Shim; James E. Langston

If to Leucadia:

Leucadia National Corporation

520 Madison Avenue

New York, NY 10022

Fax No.: (646) 619-4974

Email: msharp@jefferies.com

Attention: Michael J. Sharp

If to Fortress:

Drew Mcknight

CF Turul LLC

C/O Fortress Investment Group LLC

1 Market Street Spear Tower, 42nd Floor

San Francisco California 94105

Email: Dmcknight@fortress.com

With a copy to:

CF Turul LLC

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

46th Floor

New York, NY 10105

Email: Rnoble@fortress.com

Attention: James K. Noble III

With a copy (which will not constitute notice hereunder) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036 Fax No.: 212-735-2000

Email: michael.schwartz@skadden.com

Attention: Michael J. Schwartz, Esq.

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; three (3) Business Days after being deposited in the mail, postage prepaid, if mailed; when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next Business Day.

Section 3.2. Enforcement. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any other Party. It is accordingly agreed that each of the Parties will be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement, in each case without the necessity of providing any bond or other security, in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 3.3. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Each Shareholder party hereto agrees and acknowledges, on behalf of itself and its Affiliates, that the Registration Rights Agreement, dated May 12, 2011, and any amendments, supplements or acknowledgments thereto, are hereby terminated with respect to such Shareholder and its Affiliates and such Shareholder and its Affiliates only have the registration rights set forth in this Agreement. This Agreement will be binding upon, except as provided in Article II, and inure solely to the benefit of each Party and its successors and permitted assigns. Except as set forth in the immediately preceding sentence, nothing in this Agreement, express or implied, is intended to or will confer upon any Person that is not a Party any rights, benefits or remedies hereunder.

Section 3.4. Amendments; Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective (provided that the approval or consent of a Shareholder that does not then own Registrable Securities shall not be required with respect to any amendment or waiver).

Section 3.5. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by (i) either Fortress or Leucadia without the prior written consent of the Company or (ii) by the Company without the prior written consent of each of Fortress and Leucadia; provided, that, without the consent of any other Party, the rights set forth in Article II shall be assignable by the Shareholders to (a) any transferee of such Shareholder’s Registrable Securities if such transferee is the recipient of at least five percent (5%) of the Company’s then outstanding Common Stock from the Shareholder in a private placement transaction or (b) any Permitted Transferee, in the case of each of clause (a) and (b), who becomes a party to this Agreement by executing a joinder hereto in form and substance reasonably satisfactory to the Company. Any assignment in violation of the preceding sentence will be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 3.6. Company’s Amended and Restated Certificate of Incorporation. Notwithstanding anything to the contrary set forth in this Agreement, to the extent any provision herein conflicts, in the Company’s reasonable discretion, with Article 13 of the Company’s Amended and Restated Certificate of Incorporation, the Company’s Amended and Restated Certificate of Incorporation shall control.

Section 3.7. Determination of Ownership. From time to time, at the request of the Company, each Shareholder will confirm in writing that it continues to Beneficially Own Registrable Securities. The rights of a Shareholder under this Agreement shall terminate when such Shareholder no longer owns Registrable Securities and this Agreement shall terminate when no Shareholder owns Registrable Securities.

Section 3.8. Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 3.9. Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an article or a section, paragraph, such reference will be to an article or a section, paragraph hereof unless otherwise clearly indicated to the contrary.

(c) Unless it would be duplicative, whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.”

(f) The meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term, and words denoting any gender will include all genders. Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning.

(g) A reference to any period of days will be deemed to be to the relevant number of calendar days, unless otherwise specified.

(h) All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(i) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

(j) Any statute or rule defined or referred to herein or in any agreement or instrument that is referred to herein means such statute or rule as from time to time amended, modified or supplemented, including by succession of comparable successor statutes or rules and references to all attachments thereto and instruments incorporated therein.

Section 3.10. Consent to Jurisdiction. Each of the Parties agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and obligations arising hereunder brought by any other Party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 3.8, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement or the subject matter hereof, may not be enforced in or by such courts.

Section 3.11. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OF THE PARTIES IN

THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 3.12. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the Parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 3.13. Headings. The descriptive headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 3.14. Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed will be deemed to be an original, and all of which together will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer will be deemed originals, and the Parties agree to exchange original signatures as promptly as possible.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

The Company:

SPECTRUM BRANDS HOLDINGS, INC.

By:
Name:
Title:

The Shareholders:

LEUCADIA NATIONAL CORPORATION

By:
Name:
Title:

CF TURUL LLC

By:
Name:
Title:

[Signature page to Registration Rights Agreement]

Annex B

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), effective as of June 8, 2018 is by and among HRG Group, Inc., a Delaware corporation (“Halley”), HRG SPV Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Halley (“Merger Sub 1”), HRG SPV Sub II, LLC., a Delaware limited liability company and a direct wholly owned Subsidiary of Halley (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”) and Spectrum Brands Holdings, Inc., a Delaware corporation (“Saturn”).

IN CONSIDERATION of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt an sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used herein, the following terms shall have the meanings specified:

1.1 Merger Agreement. “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of February 24, 2018, by and among Halley, Merger Sub and Saturn.

1.2 Other Terms. The other capitalized terms used in this Amendment shall have the definitions assigned in the Merger Agreement.

ARTICLE II

AMENDMENT TO EXHIBIT A TO THE MERGER AGREEMENT

The Form of Amended and Restated Halley Charter attached to the Merger Agreement as Exhibit A is hereby amended as follows:

2.1 Removal of Andreas Rouvé as Director. The table contained in Section 5.2 of Exhibit A to the Merger Agreement is hereby amended to remove Andreas Rouvé as a Class II director of Halley as of the effective time of the Amended and Restated Halley Charter (and to delete in its entirety the row in such table containing such information).

2.2 Clarification re Preapprovals Under Transfer Restrictions. The definition of “Substantial Holder” in Section 13.2(j) of Exhibit A to the Merger Agreement is hereby amended and restated to read in its entirety as follows.

“Substantial Holder” means (a) a Person (including, without limitation, any group of Persons treated as a single “entity” within the meaning of Treasury Regulation Section 1.382-3) that: (i) holds, owns or has any right in Corporation Securities representing a Percentage Stock Ownership in the Corporation of at least 4.9%; or (ii) that is identified as a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(g)(1) and (b) a Public Group; provided, however, that solely for purposes of applying Section 2.1(e) of the Merger Agreement, a Person shall not become a Substantial Holder as a result of the issuance of Corporation Securities pursuant to the Merger if (and only if) the Board has granted such Person prior approval to receive such Corporation Securities in accordance with Section 13.3(b), which approval remains in effect at the time such Corporation Securities are issued.”

ARTICLE III

MISCELLANEOUS

3.1. No Other Amendment. Except to the extent the Merger Agreement is modified by this Amendment, the remaining terms and conditions of the Merger Agreement shall remain unmodified and in full force and effect.

3.2. Governing Law. This Amendment and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

3.3. Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or other electronic method), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

3.4. Severability. If any term or other provision of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar

Name:	Ehsan Zargar
Title:	Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

HRG SPV SUB I, INC.

By:	/s/ Ehsan Zargar

Name:	Ehsan Zargar
Title:	President

HRG SPV SUB II, LLC By: HRG Group, Inc., its Sole Member

By:	/s/ Ehsan Zargar

Name:	Ehsan Zargar
Title:	Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

SPECTRUM BRANDS HOLDINGS, INC.

By:	/s/ Nathan E. Fagre

Name:	Nathan E. Fagre
Title:	Senior Vice President, General Counsel and Secretary

Annex C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

HRG GROUP, INC.

HRG GROUP, INC. (the “Corporation”), a corporation organized and existing under the Laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

ONE: The name of the Corporation is HRG GROUP, INC. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 3, 2009. A Certificate of Amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 13, 2015.

TWO: This Amended and Restated Certificate of Incorporation (this “Certificate”), was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), having been (a) proposed by resolutions adopted and declared advisable by the board of directors of the Corporation, and (b) approved by the stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the DGCL, and amends and restates the Certificate of Incorporation of the Corporation (as amended) in its entirety.

THREE: Pursuant to Section 103(d) of the DGCL, this Certificate will become effective at [●] Eastern Time on [●], 2018 (the time upon which this Certificate becomes effective being the “Charter Amendment Effective Time”).

FOUR: The Certificate of Incorporation of the Corporation (as amended) is hereby amended and restated to read as follows:

1. Name. The name of the Corporation is Spectrum Brands Holdings, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The address of the Corporation’s registered office is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808; and the name of its registered agent at such address is Corporation Service Company.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. Reverse Stock Split; Capital Stock.

4.1 Effective immediately after the Charter Amendment Effective Time (such time immediately after the Charter Amendment Effective Time, the “Reverse Split Effective Time”) and without any further action by the holders of such shares, each outstanding share of Common Stock (as defined below) shall be consolidated into [●]1 of a validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.

No fractional shares of Common Stock shall be issued in the Reverse Stock Split. In the event that, as a result of the Reverse Split, a stockholder of the Corporation would hold a fractional share of Common Stock (after aggregating all fractional shares that would be held by such stockholder after giving effect to the Reverse Split), such stockholder’s fractional share shall be sold, and the proceeds therefrom remitted to such stockholder,

[1]	NTD: To equal the Halley Share Consolidation Ratio.

as follows: As promptly as practicable following the Charter Amendment Effective Time, the Corporation’s existing transfer agent or another transfer agent designated by Corporation (the “Transfer Agent”) shall determine the aggregate number of shares of Common Stock stockholders of the Corporation comprising the fractional shares of Common Stock to be sold pursuant to this sentence (such excess shares being herein referred to as the “Excess Shares”). As promptly as practicable following the Charter Amendment Effective Time, the Transfer Agent, as agent for such stockholders (the “Existing Corporation Holders”), shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Corporation Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Corporation Holders. The net proceeds of any such sale or sales of Excess Shares shall be remitted to Existing Corporation Holders, reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Corporation Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Corporation Holder is entitled (after taking into account all shares of Common Stock held by such Existing Corporation Holder immediately prior to the effectuation of the Reverse Split and rounded to the nearest thousandth when expressed in decimal form) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be remitted to Existing Corporation Holders with respect to any fractional share interests, the Transfer Agent shall promptly remit such amounts to such holders subject to and in accordance with the foregoing. No dividends or other distributions with respect to Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Corporation. From and after the Reverse Split Time, certificates that represented shares of Common Stock prior to the Reverse Split Time shall, until presented for exchange, represent only the number of shares of Common Stock into which such shares were combined pursuant to the Reverse Split.

4.2 From and after the Charter Amendment Effective Time, the Corporation is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 300,000,000, consisting of 200,000,000 shares of Common Stock, with a par value of $0.01 per share (the “Common Stock”), and 100,000,000 shares of Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”). Subject to the rights of any holders of any series of Preferred Stock, the number of authorized shares of either of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

4.3 The Preferred Stock may be issued in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby authorized to issue the shares of Preferred Stock in such series, and to fix from time to time before issuance, the number of shares to be included in any such series and the designation, powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b) the voting powers, if any, and whether such voting powers are full or limited in such series;

(c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d) whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e) the rights of such series upon the voluntary or involuntary liquidation of, or upon any distribution of the assets of, the Corporation;

(f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g) the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(h) the provisions, if any, of a sinking fund applicable to such series;

and

(i) any other powers, preferences or relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof;

all as may be determined from time to time by the Board and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a “Preferred Stock Designation”), and as may be permitted by the DGCL.

4.4 Except as may otherwise be provided in this Certificate, by applicable Law, or by a Preferred Stock Designation, each holder of Common Stock, as such, shall have the exclusive right to vote, and shall be entitled to one vote for each share of Common Stock held of record by such holder, on all matters on which stockholders generally are entitled to vote, including the election of Directors to the Board. To the fullest extent permitted by Law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

4.5 Subject to applicable Law and the rights, if any, of the holders of outstanding Preferred Stock set forth in a Preferred Stock Designation, if any, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board in its discretion shall determine.

4.6 Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock set forth in a Preferred Stock Designation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to the stockholders ratably in proportion to the number of shares held by them.

5. Election of Directors; Vacancies.

5.1 Subject to any rights of holders of any series of Preferred Stock, the initial number of Directors shall be eight (8). Thereafter, the number of Directors shall be determined by the Board. Unless and except to the extent that the Corporation’s by-laws (the “By-laws”) shall so require, the election of Directors need not be by written ballot.

5.2 The Board (other than those Directors elected by the holders of any series of Preferred Stock) shall be divided into three classes, designated as Class I, Class II and Class III, with the first class initially consisting of two Directors, and each other class initially consisting of three Directors. The term of office of each class shall be three years and shall expire in successive years at the time of the annual meeting of stockholders. The

Directors first appointed to Class I shall initially hold office for a term expiring at the first annual meeting of stockholders following the effectiveness of this Section 5.2; the Directors first appointed to Class II shall initially hold office for a term expiring at the second annual meeting of stockholders following the effectiveness of this Section 5.2; and the Directors first appointed to Class III shall initially hold office for a term expiring at the third annual meeting of stockholders following the effectiveness of this Section 5.2. At each annual meeting of stockholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors are elected and qualified or until their earlier resignation, retirement, removal or death. Any Director elected to fill a vacancy shall have the same remaining term as that of his predecessor. In case of any increase or decrease, from time to time, in the number of Directors (other than Directors elected by holders of any series of Preferred Stock), the number of Directors in each class shall be apportioned as nearly equal as possible. The members of the Board as of the effective date of this Amended and Restated Certificate of Incorporation are as follows:

Name and Class	Class
Norman S. Matthews	I
Joseph S. Steinberg	I
Kenneth C. Ambrecht	II
Hugh R. Rovit	II
David M. Maura	III
Terry L. Polistina	III
Leucadia independent designee	III

5.3 Directors, unless employed by and receiving a salary from the Corporation, shall receive such compensation for serving on the Board and for attending meetings of the Board and any committee thereof as may be fixed by the Board. Directors shall be reimbursed their reasonable expenses incurred while engaged in the business of the Corporation.

6. Committees of the Board. General. The Board may designate one or more committees, each committee to consist of one or more of the Directors with such power and authority as the Board determines.

7. Limitation of Liability. To the fullest extent permitted under the DGCL, no Director shall be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a Director. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 7 or by changes in Law, or the adoption of any other provision of this Certificate inconsistent with this Article 7, will, unless otherwise required by Law, be prospective only, and will not in any way diminish or adversely affect any right or protection of a Director existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

8. Indemnification and Advancement of Expenses.

8.1 Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 8.3, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in advance by the Board.

8.2 Advancement of Expenses. To the extent not prohibited by applicable Law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article 8 or otherwise.

8.3 Claims.

(a) To the extent not prohibited by applicable Law, if a claim for indemnification or advancement of expenses under this Article 8 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. To the extent not prohibited by applicable Law, in any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(b) In any suit brought by a Covered Person seeking to enforce a right to indemnification hereunder (but not a suit brought by a Covered Person seeking to enforce a right to an advancement of expenses hereunder), it shall be a defense that the Covered Person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable Law. With respect to any suit brought by a Covered Person seeking to enforce a right to indemnification or right to advancement of expenses hereunder or any suit brought by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), neither (i) the failure of the Corporation to have made a determination prior to commencement of such suit that indemnification of such Covered Person is proper in the circumstances because such Covered Person has met the applicable standards of conduct under applicable Law, nor (ii) an actual determination by the Corporation that such Covered Person has not met such applicable standards of conduct, shall create a presumption that such Covered Person has not met the applicable standards of conduct or, in a case brought by such Covered Person seeking to enforce a right to indemnification, be a defense to such suit.

(c) In any suit brought by a Covered Person seeking to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses (whether pursuant to the terms of an undertaking or otherwise), the burden shall be on the Corporation to prove that the Covered Person seeking to enforce a right to indemnification or to an advancement of expenses or the Covered Person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article 8 or otherwise.

8.4 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 8 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate or the By-laws, agreement, vote of stockholders or Directors or otherwise.

8.5 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person actually collects as indemnification or advancement of expenses from such other entity or enterprise; provided, however, that no Covered Person shall be required to seek recovery from any other entity or enterprise.

8.6 Amendment or Repeal. Notwithstanding anything to the contrary contained herein, any repeal or amendment of this Article 8 by changes in Law (or otherwise), or the adoption of any other provision of this Certificate inconsistent with this Article 8, will, unless otherwise required by Law, be prospective only (except to the extent such amendment or change in Law permits the Corporation to provide broader rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection of a Covered Person existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision, regardless of when the applicable action, suit or proceeding in respect of which such right or protection is sought is commenced and regardless of when such right or protection is sought.

8.7 Other Indemnification and Prepayment of Expenses. This Article 8 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable Law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

9. Section 203. The Corporation shall be governed by Section 203 of the DGCL.

10. Adoption, Amendment or Repeal of By-Laws. The Board is authorized to adopt, amend or repeal the By-laws.

11. Conflicts of Interest. The stockholders, their Affiliates and the Directors elected or appointed to the Board by the stockholders: (a) may have participated, directly or indirectly, and may continue to participate (including, without limitation, in the capacity of investor, manager, officer and employee) in businesses that are similar to or compete with the business (or proposed business) of the Corporation; (b) may have interests in, participate with, aid and maintain seats on the board of directors of other such entities; and (c) may develop opportunities for such entities (collectively, the “Position”). In such Position, the stockholders, their Affiliates and the Directors elected or appointed to the Board by the stockholders may encounter business opportunities that the Corporation or the stockholders may desire to pursue. The stockholders, their Affiliates and the Directors elected or appointed by the stockholders to the Board shall have no obligation to the Corporation, the stockholders or to any other Person to present any such business opportunity to the Corporation before presenting and/or developing such opportunity with any other Persons, other than such opportunities specifically presented to any such stockholder or Director for the Corporation’s benefit in his or her capacity as a stockholder or Director. In any such case, to the extent a court might hold that the conduct of such activity is a breach of a duty to the Corporation, the Corporation hereby waives any and all claims and causes of action that the Corporation believes that it may have for such activities and hereby renounces any expectancy in any such corporate opportunity.

12. Amendments. Subject to Article 7 and Section 8.6, the Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate, and add other provisions authorized by the Laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable Law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate, as amended, are granted subject to the rights reserved in this Article 12; provided, however, that no action to repeal or amend Section 5.2 or this Article 12 of this Certificate (or any definition contained in Article 14 that is used in any such Section or Article), or the adoption of any other provision inconsistent with such Articles shall be effective without the affirmative vote of the holders of at least 66-2/3% of the shares of the Corporation’s Capital Stock then outstanding and entitled to vote in the election of directors, voting together as a single class; provided, further, that, to the extent such Sections are or remain applicable to holders of CFT Shares or have not otherwise expired by their terms, no action to repeal or amend Sections 13.4(a), (b) or (c) or this proviso (or any definition contained in Section 13.4(g) or Article 14 that is used in any such Sections), or the adoption of any other provision inconsistent with such Sections or this proviso, in each case, that would adversely affect the rights of holders of the CFT Shares in any non-de minimis respect, shall be effective without the affirmative vote of the holders of more than 50% of the CFT Shares then outstanding; and provided, further, that, to the extent such Sections are or remain applicable to holders of Leucadia Shares or have not otherwise expired by their terms, no action to repeal or amend Sections 13.4(d), (e) or (f) or this proviso (or any definition contained in Section 13.4(g) or Article 14 that is used in any such Sections), or the adoption of any other provision inconsistent with such Sections or this proviso, in each case, that would adversely affect the rights of holders of the Leucadia Shares in any non-de minimis respect, shall be effective without the affirmative vote of the holders of more than 50% of the Leucadia Shares then outstanding.

13. Restrictions on Transfer and Ownership,

13.1 Purpose. It is in the best interests of the Corporation and its stockholders that certain restrictions on the Transfer of Corporation Securities (each defined below) be established, as more fully set forth in this Article 13, as any such Transfer may threaten the preservation of certain tax attributes.

13. 2 Definitions. As used in this Article 13 only, the following capitalized terms shall have the following respective meanings (and any references to any portions of Treasury Regulation Section 1.382-2T shall include any amendment thereto and any successor provisions):

(a) “Acquire” means the acquisition, directly or indirectly, of ownership of Corporation Securities by any means, including, without limitation: (i) the acquisition or exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire Corporation Securities (including an option within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)); (ii) the entering into of any swap, hedge or other arrangement that results in the acquisition of any of the economic benefits of ownership of Corporation Securities; or (iii) any other acquisition or transaction treated under Section 382 of the Code as a direct or indirect acquisition (including the direct or indirect acquisition of an ownership interest in a Substantial Holder) of ownership of such Corporation Securities, in each case which shall include acquisitions by operation of law or pursuant to the Merger. The terms “Acquires” and “Acquisition” shall have the same meaning, mutatis mutandis.

(b) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(c) “Corporation Securities” means: (i) shares of Common Stock; (ii) any other interests that would be treated as “stock” of the Corporation for purposes of Section 382 of the Code, including pursuant to Treasury Regulation Section 1.382-2T(f)(18); and (iii) warrants, rights or options (including within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)) to acquire Corporation Securities.

(d) “Disposition” means, with respect to any Person other than the Corporation, the sale, transfer, exchange, assignment, liquidation, conveyance, pledge, abandonment, distribution, contribution, or other disposition or transaction treated under Section 382 of the Code as a direct or indirect disposition or transfer (including the disposition of an ownership interest in a Substantial Holder). A “Disposition” also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation Sections 1.382-2T(h)(4)(v) and 1.382-4(d)(9)).

(e) “Merger” shall have the meaning ascribed to such term in the Merger Agreement.

(f) “Merger Agreement” means that certain Agreement and Plan of Merger entered into among the Corporation, Spectrum Brands Holdings, Inc. (“Spectrum”), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC

(g) “Percentage Stock Ownership” means percentage (i) stock ownership as determined for purposes of Section 382 of the Code in accordance with applicable Treasury Regulations and other official guidance, including Treasury Regulation Section 1.382- 2T(g), (h) (but without regard to the rule in Treasury Regulation Section 1.382-2T(h)(2)(i)(A) that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity), (j) and (k) and (ii) stock Beneficial Ownership.

(h) “Person” means an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization or “entity” within the meaning of Treasury Regulation Section 1.382-3 (including, without limitation, any group of Persons treated as a single entity under such regulation); provided, however, that a Person shall not mean a Public Group.

(i) “Public Group” has the meaning set forth in Treasury Regulation Section 1.382-2T(f)(13).

(j) “Substantial Holder” means (a) a Person (including, without limitation, any group of Persons treated as a single “entity” within the meaning of Treasury Regulation Section 1.382-3) that: (i) holds, owns or has any right in Corporation Securities representing a Percentage Stock Ownership in the Corporation of at least 4.9%; or (ii) that is identified as a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(g)(1) and (b) a Public Group; provided, however, that solely for purposes of applying Section 2.1(e) of the Merger Agreement, a Person shall not become a Substantial Holder as a result of the issuance of Corporation Securities pursuant to the Merger if (and only if) the Board has granted such Person prior approval to receive such Corporation Securities in accordance with Section 13.3(b), which approval remains in effect at the time such Corporation Securities are issued.

(k) “Tax Benefits” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

(l) “Transfer” means any direct or indirect Acquisition or Disposition of Corporation Securities.

(m) “Treasury Regulation” means any Treasury regulation, in effect from time to time, promulgated under the Code.

13.3 Transfer Limitations.

(a) Except as otherwise provided in Section 13.4, no Person shall be permitted to make a Transfer, whether in a single transaction (with any transactions occurring on the same day being treated as a single transaction) or series of related transactions, and any such purported Transfer will be void ab initio, (A) to the extent that after giving effect to such purported Transfer: (i) the purported transferee or any other Person by reason of the purported transferee’s Acquisition would become a Substantial Holder; or (ii) the Percentage Stock Ownership of a Person that, prior to giving effect to the purported Transfer (or any series of Transfers of which such Transfer is a part), is a Substantial Holder would be increased, or (B) if before giving effect to such purported Transfer the purported transferor is a Substantial Holder described in clause (a)(ii) of the definition of “Substantial Holder” (any such purported Transfer described in clause (A) or (B), a “Prohibited Transfer”).

(b) The restrictions set forth in Section 13.3(a) shall not apply to a proposed Transfer, and a Transfer shall not be treated as a Prohibited Transfer hereunder, if the transferor or the transferee obtains approval of the proposed Transfer by the Board (at a meeting of the Board or by written consent of the Board). As a condition to granting its approval pursuant to this Section 13.3(b), the Board may, in its sole discretion, require and/or obtain (at the expense of the transferor and/or transferee) such documentation, information and action, if any, as it determines, including, without limitation, representations and warranties from the transferor and/or transferee, such opinions of counsel to be rendered by counsel selected by (or acceptable to) the Board, and such other advice, in each case as to such matters as the Board determines in its sole discretion is appropriate. Any such approval, once granted, shall be irrevocable, provided that such information, documentation and representations and warranties upon which such approval was based remain true, accurate and complete prior to the applicable Transfer.

(c) The restrictions set forth in Section 13.3(a) shall not preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange, Inc. (or any other national securities exchange or other exchange on which the Corporation Securities are then traded) in the Corporation Securities, it being understood, however, that any such settlement shall not negate or otherwise affect the treatment of a Transfer as a Prohibited Transfer hereunder.

(d) The restrictions set forth in Section 13.3(a) shall not apply to a proposed Transfer, and a Transfer shall not be treated as a Prohibited Transfer hereunder, if, at the time the proposed Transfer is effected, the Board has reasonably determined, and publicly announced, that no Tax Benefits of the Corporation may be carried forward.

13.4 Excepted Transfers. Notwithstanding anything to the contrary in the other sections of this Article 13:

(a) (i) CF Turul LLC (“CF Turul”), an affiliate of Fortress Investment Group LLC, an entity treated for U.S. tax purposes as a “partnership” and currently the holder of [32,994,740 shares]2 of Common Stock (the “CFT Shares”), and (ii) its direct and indirect members, may make one or more distributions of the CFT Shares or membership interests in CF Turul (other than CFT Shares permitted to be Transferred pursuant to the other CF Turul Exceptions) (such distributions described in this Section 13.4(a), the “CFT Distributions,” and such distributed CFT Shares or membership interests in CF Turul, the “CFT Distributed Property”) to the direct and indirect members of CF Turul which are investment funds and accounts (including their subsidiaries) managed by Fortress Investment Group LLC and/or its investment advisory affiliates (each such Fortress-managed fund and account, a “Fortress Fund”), and by such Fortress Funds to the ultimate owners that are (x) general partners of such Fortress Funds, and (y) direct investors in such Fortress Funds that are not entities sponsored by Fortress Investment Group LLC (or the nominees, custodians, or trustees of such direct investors, including any liquidating trust or similar vehicle created to hold CFT Distributed Property on behalf of direct investors who are precluded from receiving or holding such CFT Distributed Property due to applicable law, regulation, standing internal policy or other, similar constraints) (all such general partners of and direct investors in such Fortress Funds, the “Ultimate Owners”); provided, however, that (A) any such CFT Distributions may be made only on a substantially pro rata basis from CF Turul to its direct and indirect members in their capacity as members, partners, owners, or shareholders, successively, to the Ultimate Owners; (B) such Fortress Funds may directly or indirectly hold, rather than distribute, CFT Shares or membership interests in CF Turul (that otherwise would be distributable to Ultimate Owners hereunder) on behalf of such Ultimate Owners who do not receive such Distribution, provided that such Fortress Funds that hold such CFT Shares shall not make a Disposition of such CFT Shares or membership interests in CF Turul prior to the Expiration Date (as defined below), other than to distribute such CFT Shares to the Ultimate Owners; (C) prior to the Expiration Date, no CFT Distributions may be made if making the CFT Distributions (together with any Dispositions by Ultimate Owners undertaken as part of a plan in connection with such CFT Distribution) (1) would result in the identification of a new Substantial Holder or Public Group or (2) when combined with any prior CFT Distributions and any prior Transfers made pursuant to the CF Turul Exceptions, cause an increase (calculated as of the testing date that would occur as a result of such Distribution) of more than the CFT Cushion Amount in the Percentage Stock Ownership of any existing or new Substantial Holders or Public Groups; (D) except as provided in (B), any Ultimate Owners may make a Disposition of the CFT Shares constituting CFT Distributed Property at one or more times without limitation, provided that the Dispositions are (1) made on a national securities exchange or other exchange on which Corporate Securities are then traded or (2) otherwise in compliance with Section 13.3 above; and (E) prior to the Expiration Date, each CFT Distribution (together with any such related Dispositions) shall be subject to the approval of the Board (at a meeting of the Board or by written consent of the Board), which approval shall not be unreasonably withheld or conditioned, that the conditions and requirements for making a CFT Distribution as set forth in this Section 13.4(a) have been satisfied; provided, that (x) as a condition to granting such approval, CF Turul shall submit to the Board a plan for effectuating the proposed CF Turul Distribution and shall provide the Board with such other factual information, and representations with respect to such factual information, as are reasonably requested by the Board in connection with its review of such plan, (y) CF Turul and the Board shall cooperate in good faith to determine whether such proposed CF Turul Distribution (together with any such related Dispositions) satisfies the requirements of Section 13.4(a)(C), and (z) the Board shall promptly review (or cause to be reviewed) such plan and use commercially reasonable efforts to grant its approval of such plan within thirty (30) calendar days

[2]	NTD: To be revised to reflect HRG reverse stock split.

of the receipt of such plan (the exceptions set forth in this Section 13.4(a) to generally applicable limitations on Transfer, the “CF Turul Distribution Exceptions”).

(b) Following the earlier of (x) the date immediately following the first date on which a Specified Closing occurs and (y) January 1, 2019, CF Turul may make a Transfer (which, for the avoidance of doubt, includes both Acquisitions and Dispositions) of Corporation Securities at one or more times, without limitation; provided that (i) prior to making any such Transfer occurring before the Expiration Date, CF Turul demonstrates to the Board’s reasonable satisfaction that, calculated as of the testing date that would occur as a result of such Transfer, the aggregate increase in the Percentage Stock Ownership of any existing or new Substantial Holder or Public Group resulting from (x) all such Transfers and (y) all CFT Distributions and Transfers made pursuant to the CF Turul Exceptions, in each of cases (x) and (y), prior to the Expiration Date will not exceed the CFT Cushion Amount and (ii) for the avoidance of doubt, neither the limitations provided in this Section 13.4 nor the limitations provided in Section 13.3 hereof shall apply to any Transfer by CF Turul that occurs on or after the Expiration Date (the exceptions set forth in this Section 13.4(b) to generally applicable limitations on Transfer, the “CF Turul Other Transfer Exceptions”). CF Turul shall promptly notify the Company of any Transfers made pursuant to this Section 13.4(b).

(c) CF Turul and the Fortress Funds may (i) sell the aggregate of the fractional CFT Shares (not to exceed 2000 CFT Shares) that would result if CF Turul or the Fortress Funds, as applicable, were to make a pro rata CFT Distribution of all of their CFT Shares to the Ultimate Owners pursuant to Section 13.4(a), and (ii) make one or more distributions of the cash proceeds of such sales (the exceptions set forth in this Section 13.4(c) to generally applicable limitations on Transfer, the “CF Turul Fractional Share Exceptions” and, collectively with the CF Turul Distribution Exceptions and the CF Turul Other Transfer Exceptions, the “CF Turul Exceptions”).

(d) Leucadia National Corporation and its wholly owned subsidiaries (collectively, “Leucadia”), currently the holders of [46,632,180 shares]3 of Common Stock (the “Leucadia Shares”), may make one or more distributions of all of the Leucadia Shares (other than Leucadia Shares permitted to be sold pursuant to the other Leucadia Exceptions) (such distributions pursuant to this Section 13.4(d), the “Leucadia Distributions,” and such distributed Leucadia Shares, the “Leucadia Distributed Property”) to the shareholders of Leucadia (or the nominees, custodians, or trustees of such shareholders, including any liquidating trust or similar vehicle created to hold Leucadia Distributed Property on behalf of any such shareholders who are precluded from receiving or holding such Leucadia Distributed Property due to applicable law, regulation, standing internal policy or other, similar constraints) (all such shareholders, as of the time of any such Leucadia Distribution, the “Leucadia Shareholders”); provided, however, that (i) any such Leucadia Distribution may be made only on a pro rata basis from Leucadia to the Leucadia Shareholders; (ii) prior to the Expiration Date, no such Leucadia Distribution may be made if making the Leucadia Distribution (together with any Dispositions by Ultimate Owners undertaken as part of a plan in connection with such Leucadia Distribution) (1) would result in the identification of a new Substantial Holder or Public Group or (2) when combined with any prior Leucadia Distributions and any prior Transfers made pursuant to the Leucadia Exceptions, cause an increase (calculated as of the testing date that would occur as a result of such Distribution) of more than the Leucadia Cushion Amount in the Percentage Stock Ownership of any existing or new Substantial Holders or Public Groups; (iii) any Leucadia Shareholders may make a Disposition of the Leucadia Shares constituting Leucadia Distributed Property at one or more times without limitation, provided that the Dispositions are (1) made on a national securities exchange or other exchange on which Corporate Securities are then traded or (2) otherwise in compliance with Section 13.3 above and (iv) prior to the Expiration Date, each Leucadia Distribution (together with any such related Dispositions) shall be subject to the approval of the Board (at a meeting of the Board or by written consent of the Board), which approval shall not be unreasonably withheld, conditioned or

[3]	NTD: To be revised to reflect HRG reverse stock split.

delayed, that the conditions and requirements for making a Leucadia Distribution as set forth in this Section 13.4(d) have been satisfied; provided, that (A) as a condition to granting such approval, Leucadia shall submit to the Board a plan for effectuating the proposed Leucadia Distribution and shall provide the Board with such other factual information, and representations with respect to such factual information, as are reasonably requested by the Board in connection with its review of such plan, (B) Leucadia and the Board shall cooperate in good faith to determine whether such proposed Leucadia Distribution (together with any such related Dispositions) satisfies the requirements of Section 13.4(d)(ii), and (C) the Board shall promptly review (or cause to be reviewed) such plan (the exceptions set forth in this Section 13.4(d) to generally applicable limitations on Transfer, the “Leucadia Distribution Exceptions”).

(e) Following the earlier of (x) the date immediately following the first date on which a Specified Closing occurs and (y) January 1, 2019, Leucadia may Transfer (which, for the avoidance of doubt, includes both Acquisitions and Dispositions) Leucadia Shares at one or more times, without limitation; provided that (i) prior to making any such Transfer occurring before the Expiration Date, Leucadia demonstrates to the Board’s reasonable satisfaction that, calculated as of the testing date that would occur as a result of such Transfer, the aggregate increase in the Percentage Stock Ownership of any existing or new Substantial Holder or Public Group resulting from (x) all such Transfers and (y) all Leucadia Distributions and Transfers made pursuant to the Leucadia Exceptions, in each of cases (x) and (y), prior to the Expiration Date will not exceed the Leucadia Cushion Amount and (ii) for the avoidance of doubt, neither the limitations provided in this Section 13.4 nor the limitations provided in Section 13.3 hereof shall apply to any Transfer by Leucadia that occurs on or after the Expiration Date (the exceptions set forth in this Section 13.4(e) to generally applicable limitations on Transfer, the “Leucadia Other Transfer Exceptions”). Leucadia shall promptly notify the Company of any Transfers made pursuant to this Section 13.4(e).

(f) Leucadia may (i) sell the aggregate of the fractional Leucadia Shares (not to exceed 2000 Leucadia Shares) that would result if Leucadia were to make a pro rata Leucadia Distribution of all of its Leucadia Shares to the Leucadia Shareholders, and (ii) make one or more distributions of the cash proceeds of such sales (the exceptions set forth in this Section 13.4(f) to generally applicable limitations on Transfer, the “Leucadia Fractional Share Exceptions” and, collectively with the Leucadia Distribution Exceptions and the Leucadia Other Transfer Exceptions, the “Leucadia Exceptions”).

(g)	For purposes of this Section 13.4:

(i) “CFT Cushion Amount” means the product of (A) the Cushion Amount, multiplied by (B) the quotient of (i) the CFT Shares divided by (ii) the sum of the Leucadia Shares and the CFT Shares.

(ii) “Cushion Amount” means the excess, if any, of (i) 47.5% over (ii) the sum, determined as of the effective date of the Merger, of the increases (if any) in Percentage Stock Ownership of each Substantial Holder described in clause (ii) of the definition thereof and of each Public Group, as of such date, over the three-year period ending on the effective date of the Merger (for the avoidance of doubt, with such increase measured in each case against such Substantial Holder’s and Public Group’s lowest Percentage Stock Ownership during such period).

(iii) “Expiration Date” means the earliest to occur of (A) the date that the limitations on Transfer imposed by this Article 13 no longer apply to Corporation Securities; (B) the date as of which the Board has determined and publicly announced that no Tax Benefits of the Corporation may be carried forward; (C) the date immediately following the first date on which a Specified Closing occurs and (D) the date that is twenty-four (24) months after the closing of the Merger.

(iv) “Leucadia Cushion Amount” means the product of (A) the Cushion Amount, multiplied by (B) the quotient of (i) the Leucadia Shares divided by (ii) the sum of the Leucadia Shares and the CFT Shares.

(v) “Specified Closing” means the closing, after the Merger, of any divestiture of all or a majority of the either of (x) the business and operations of the consumer batteries product category of the Global Batteries and Appliances segment of Spectrum or (y) the business and operations of the (1) small appliances category and (2) the personal care product category of the Global Batteries and Appliances segment of Spectrum, in each of cases (x) and (y), as described in Spectrum’s Form 10-K for the fiscal year ended September 30, 2017.

(vi) the definition of “Percentage Stock Ownership” shall be the same as that contained in clause (i) of Section 13.2(g), but the rule in Treasury Section 1.382-2T(h)(2)(i)(A) that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity shall instead apply.

13.5 Treatment of Excess Securities.

(a)

(i) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities that are the subject of the Prohibited Transfer (the “Excess Securities”). The Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities, to receive dividends or distributions, whether liquidating or otherwise, in respect thereof and to effect any Transfer thereof. Once the Excess Securities have been acquired in a Transfer that is in accordance with this Section 13.5 and is not a Prohibited Transfer, such Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 13.5 shall also be a Prohibited Transfer.

(ii) The Corporation may require, including, but not limited to, as a condition to the registration of the Transfer of any Corporation Securities or the payment of any dividend or distribution on any Corporation Securities, that the proposed transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board to be necessary or advisable to implement this Section 13.5, including, without limitation, authorizing such transfer agent to require an affidavit from a proposed transferee or payee regarding such Person’s actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this Article 13 as a condition to registering any Transfer or paying any dividend or distribution.

(b)

(i) If a Prohibited Transfer has occurred: (1) the Prohibited Transfer and, if applicable, the registration of such Prohibited Transfer, shall be void ab initio and have no legal effect; and (2) upon written demand by the Corporation, the Purported Transferee (if identified by the Corporation or otherwise) shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (the “Prohibited Distributions”), to an agent designated and controlled by the Board (the “Agent”).

(ii) In the case of a Prohibited Transfer described in Section 13.3(a)(A) (other than as a result of the consummation of the Merger), the Agent shall thereupon sell to a buyer or buyers the Excess Securities transferred to it pursuant to this Section 13.5(b) in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible); provided, however, that the Agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities; provided further that any such sale must not constitute a Prohibited Transfer. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and the proceeds of such sale (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon identify and sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible), except to the extent the Corporation grants written permission to the Purported Transferee to retain a portion of such sale proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 13.5(c) if the Agent, rather than the Purported Transferee, had resold the Excess Securities.

(iii) In the case of a Prohibited Transfer described in Section 13.3(a)(A) as a result of the consummation of the Merger (for this purpose, treating as a Prohibited Transfer any issuance of Corporation Securities that would have constituted a Prohibited Transfer but for the operation of section 2.1(e) of the Merger Agreement and the applicable provisions of this Article 13), the Agent shall, at the direction of the Company, thereupon deliver the Excess Securities to (i) one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) (“Section 501(c)(3)”) as determined in the Company’s sole discretion and/or (ii) escheat such property to the state of residence or incorporation or formation, as applicable, of the Purported Transferee for the benefit of such state.

(iv) In the case of a Prohibited Transfer described in Section 13.3(a)(B), the purported transferor of Excess Securities in such Prohibited Transfer (the “Purported Transferor”) shall deliver to the Agent the sale proceeds from the Prohibited Transfer (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon identify and sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible). If the identity of the Purported Transferee is determined (by the Corporation), the Agent shall, to the extent possible, return to the Purported Transferor any certificate or evidence of ownership of Excess Securities together with any Prohibited Distributions received by the Agent pursuant to this Section 13.5(b), and shall reimburse the Purported Transferee up to an amount paid by such Purported Transferee for the Excess Securities in the Prohibited Transfer, such reimbursement to be made from (and limited to) the sale proceeds received by the Agent from the Purported Transferor (and the net proceeds realized by the Agent from the disposition of any non-cash consideration). If the identity of the Purported Transferee is not determined, or to the extent the Excess Securities have been resold and thus cannot be returned to the Purported Transferor, the Agent shall use the proceeds received by the Agent from the Purported Transferor (and the net proceeds realized by the Agent from the disposition of any non-cash consideration) to acquire on behalf of the Purported Transferor, in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible), an equal amount of Corporation Securities in replacement of the Excess Securities sold; provided, however, that to the extent the amount of proceeds is not sufficient to fund the purchase price of such Corporation Securities and the Agent’s costs and expenses (as described in Section 13.5(c)), the Purported Transferor shall promptly fund such deficiency upon demand by the Agent.

(iv) In the case of a Prohibited Transfer that is described in both Sections 13.3(a)(A) and 13.3(a)(B), the procedures set forth in Section 13.5(b)(ii) shall apply.

(c) Except for Prohibited Distributions that are to be returned to the Purported Transferor in accordance with Section 13.5(b)(ii), the Agent shall apply any proceeds or any other amounts received by it by and in accordance with Section 13.5 as follows:

(i) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder;

(ii) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Prohibited Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer); and

(iii) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) selected by the Board; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.9% or greater Percentage Stock Ownership interest in the Corporation, then such remaining amounts shall be paid to two or more unrelated organizations qualifying under Section 501(c)(3) selected by the Board, such that no organization qualifying under Section 501(c)(3) shall possess Percentage Stock Ownership in the Corporation of 4.9% or more.

(iv) The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (ii) above. Except to the extent used to cover costs and expenses incurred by the Agent in performing its duties hereunder, in no event shall the proceeds of any sale of Excess Securities pursuant to this Section 13.5 inure to the benefit of the Corporation.

(d) If the Purported Transferee or the Purported Transferor fails to surrender the Excess Securities (as applicable) or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a demand pursuant to Section 13.5(b), then the Corporation shall, in such manner and at such time, as determined by the Board, use its best efforts to enforce the provisions hereof, which may include the institution of legal proceedings to compel the surrender. Nothing in this Section 13.5(d) shall (i) be deemed inconsistent with any Prohibited Transfer of the Excess Securities provided in this Article 13 being void ab initio or (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand.

(e) In the event of any Prohibited Transfer that does not involve a transfer of Corporation Securities within the meaning of the DGCL and that is not a Prohibited Transfer pursuant to Section 13.3(a)(B), the application of Section 13.5(b)-(d) shall be modified as described in this Section 13.5(e). In such case, no such Purported Transferee shall be required to dispose of any interest that is not a Corporation Security, but such Purported Transferee and/or any Person whose ownership of Corporation Securities is attributed to such Purported Transferee (such Purported Transferee or other Person, a “Remedial Holder”) shall be deemed to have disposed of and shall be required to dispose of sufficient Corporation Securities (which Corporation Securities shall be disposed of in the inverse order in which they were acquired) to cause such Purported Transferee, following such disposition, not to be in violation of this Article 13. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Corporation Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Section 13.5(b)-(d), except that the maximum aggregate amount payable to a Remedial Holder in connection with such sale shall be the fair market value of such Excess Securities at the time of the Prohibited Transfer. A Remedial Holder shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, following the time of the Prohibited Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due to such Remedial Holder. The purpose of this Section 13.5(e) is to extend the restrictions in Section 13.5(b)-(d) to situations in which there is a Prohibited Transfer without a direct Transfer of Corporation Securities, and this Section 13.5(e), along with the other provisions of this Article 13, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

13.6 Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this Article 13 who knowingly violates the provisions of this Article 13 and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including, but not limited to, damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

13.7 Bylaws; Legends; Compliance.

(a) The Bylaws may make appropriate provisions to effectuate the requirements of this Article 13.

(b) All certificates (including global certificates) issued by the Corporation representing Corporation Securities shall bear a conspicuous legend substantially in the form as follows:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO SIGNIFICANT OWNERSHIP AND TRANSFER RESTRICTIONS PURSUANT TO ARTICLE 13 OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HRG GROUP, INC., AS IT MAY BE AMENDED FROM TIME TO TIME. THE CORPORATION WILL FURNISH A COPY OF ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO THE HOLDER OF RECORD OF THIS CERTIFICATE WITHOUT CHARGE UPON A WRITTEN REQUEST ADDRESSED TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

(c) The Corporation shall have the power to make appropriate notations upon its stock transfer records and instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article 13 for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

(d) The Board shall have the power to decide all matters necessary for determining compliance with this Article 13, including, without limitation, determining (A) the identification of Substantial Holders, (B) whether a Transfer is a Prohibited Transfer, (C) the Percentage Stock Ownership of any Substantial Holder or other Person, (D) whether an instrument constitutes a Corporation Security, (E) the amount (or fair market value) due to a Purported Transferee or Purported Transferor pursuant to this Article 13, (F) to interpret any provision of this Article 13, and (G) any other matter that the Board determines to be relevant. The good faith determination of the Board on such matters shall be conclusive and binding on all persons and entities for the purposes of this Article 13.

13.8 Severability. If any provision or provisions of this Article 13 shall be held invalid, illegal or unenforceable as applied to any person or entity or circumstances for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 13 (including, without limitation, each portion of any sentence of this Article 13 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

13.9 The restrictions on transfer and ownership imposed by this Article 13 will expire on the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the Board reasonably determines that such restrictions are no longer necessary or desirable for the preservation of Tax Benefits.

14. Definitions. Capitalized terms used but not otherwise defined in this Certificate shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, including the provision that any member of a “group” will be deemed to have beneficial ownership of all securities beneficially owned by other members of the group, and a Person’s beneficial ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (x) capital stock of any Person or (y) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person.

“Capital Stock” means all shares now or hereafter authorized of any class or series of capital stock of the Corporation which has the right to participate in the distribution of the assets and earnings of the Corporation, including Common Stock and any shares of capital stock into which Common Stock may be converted (as a result of recapitalization, share exchange or similar event) or are issued with respect to Common Stock, including, without limitation, with respect to any stock split or stock dividend, or a successor security.

“Directors” means the members of the Board.

“Law” means any U.S. or non-U.S., federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

“Outstanding Voting Securities” means at any time the then-issued and outstanding Common Stock and any other securities of the Corporation of any kind or class having power generally to vote for the election of Directors.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or other similar organization or entity.

“Voting Securities” means the Common Stock and any other securities of the Corporation of any kind or class having power generally to vote for the election of Directors.

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be duly executed in its corporate name by its duly authorized officer.

Dated: [●], 2018

HRG GROUP, INC.

By:

Name:	Ehsan Zargar
Title:	Executive Vice President and General Counsel

Annex D

February 24, 2018

Special Committee of the Board of Directors

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, Wisconsin 53562

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Spectrum Brands Holdings, Inc. (the “Company”), other than HRG Group, Inc. (“HRG”), its affiliates, and those holders of common stock of HRG, par value $0.01 per share (“HRG Common Stock”), entering into certain support agreements (collectively, “Excluded Holders”), of the Exchange Ratio (as defined below) in the Transaction (as defined below), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, HRG, HRG SPV Merger Sub I, Inc., a wholly owned subsidiary of HRG (“Merger Sub 1”), and HRG SPV Merger Sub II, LLC, a wholly owned subsidiary of HRG (“Merger Sub 2”). As more fully described in the Agreement, (i) each issued and outstanding share of preferred stock of HRG will be cancelled and each issued and outstanding share of HRG Common Stock will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of HRG Common Stock equal to the HRG Share Consideration Ratio (as defined in the Agreement), which amount shall be calculated and adjusted based on HRG’s net debt and transaction expenses at Closing, increased by $200,000,000, (ii) Merger Sub 1 will be merged with and into the Company (the “First Merger”) with the Company surviving, (iii) immediately following the First Merger and subject to the Second Merger Opt-Out Condition, the Company will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the Reverse Split and the First Merger, the “Transaction”), with Merger Sub 2 surviving, and (iv) in connection with the First Merger, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held in treasury by Saturn or owned or held by HRG or any subsidiary of HRG or Saturn) will be converted into the right to receive one share of HRG Common Stock (the “Exchange Ratio”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain information relating to the capitalization and shareholdings of the Company and HRG, including pro forma for the Transaction; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed information relating to contemplated divestitures by the Company of its Global Batteries business and its Appliances business as discussed with us by the management of the Company; (iv) reviewed certain estimates relating to the pro forma utilization of net operating losses and certain other tax attributes of HRG following completion of the Transaction (the “Tax Attributes”) furnished to us by the Company; (v) conducted discussions with members of the senior managements and representatives of the Company concerning the information described in clauses (i) through (iv) of this paragraph; (vi) reviewed certain other transactions that we deemed relevant; (vii) reviewed a draft, dated February 24, 2018, of the Agreement; (viii) reviewed drafts dated February 24, 2018 of the HRG Support Agreement and the Post-Closing Stockholders Agreement (collectively, the “Ancillary Agreements”); (ix) participated in certain discussions and negotiations among representatives of the Company and HRG and their advisors; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. We have assumed, at your direction, both that the Company will consummate the contemplated divestiture of its Global Batteries business and/or its Appliances business prior to September 30, 2019, and that the Tax Attributes will be available to the combined company following completion of the Transaction. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the information we reviewed relating to the Company and HRG and the Tax Attributes, we have assumed, at your direction, that such information was reasonably prepared on a basis reflecting the best currently available information and judgments of the management of the Company or HRG, as the case may be. We express no views as to the reasonableness of any information or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or HRG, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement, the Ancillary Agreements or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio in the Transaction, from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). Our opinion relates to the relative values of the Company and HRG. With your consent, we express no opinion as to what the value of HRG Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock or HRG Common Stock may trade at any time. In rendering this opinion, we have assumed, with your consent, that the final executed forms of the Agreement and the Ancillary Agreements will not differ in any material respect from the drafts that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement and the Ancillary Agreements will comply with all the material terms thereof. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Transaction will qualify as a tax free reorganization for federal income tax purposes. In addition, we have noted the fact that, as a result of the Transaction, Saturn would no longer be controlled by HRG or any other party, although such fact has not been quantified as part of our financial analysis.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof, including with respect to any amendments to the current tax regime. As you are aware, the financial and stock markets have been adjusting to the impacts of the Tax Cuts and Jobs Act, and we express no opinion or view as to any potential effects of such impacts on the Company, HRG or the Transaction.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and HRG. We may in the future provide investment banking and other services to the Company and HRG unrelated to the Transaction and may receive compensation for such services.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio in the Transaction, from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction, is fair from a financial point of view to the holders of Company Common Stock, other than Excluded Holders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

Annex E

February 24, 2018

The Board of Directors

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of HRG Group, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed Transaction (as defined below) between the Company, HRG SPV Sub 1, Inc. (“Merger Sub 1”), a wholly-owned subsidiary of the Company, HRG SPV Sub 2, LLC. (“Merger Sub 2”), a wholly-owned subsidiary of the Company, and Spectrum Brands Holdings, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of February 24, 2018 (the “Agreement”), among the Company, the Merger Partner, Merger Sub 1 and Merger Sub 2, (i) the Company will effect a reverse stock split pursuant to which each outstanding share of the Company Common Stock will be converted into the right to receive 0.1638 shares of the Company Common Stock (the “Exchange Ratio”) (ii) the Merger Partner will merge with and into Merger Sub 1, with the Merger Partner surviving (the “Surviving Corporation”), and each outstanding share of the Merger Partner’s common stock, par value $0.01 per share (the “Merger Partner Common Stock”), other than shares of the Merger Partner Common Stock held in treasury or owned by the Merger Partner, the Company and their respective affiliates, will be converted into the right to receive one share of the Company Common Stock and (iii) if the Second Merger Opt-Out Condition (as defined in the Agreement) has not occurred, the Surviving Corporation will merge with and into Merger Sub 2, with Merger Sub 2 surviving (the transactions described in the immediately preceding clauses (i), (ii) and (iii), together and not separately (or, in the event the Second Merger Opt-Out Condition has occurred, the transactions described in the immediately preceding clauses (i) and (ii), together and not separately), are referred to herein as the “Transaction”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Transaction on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. At the direction of the Company, for purposes of this opinion, we have assumed that the Saturn VWAP (as defined in the Agreement) is determined as of February 22, 2018; however, pursuant to the terms of the Agreement, the Saturn VWAP is determined as of the closing of the Transaction and may differ from the Saturn VWAP that we have assumed for purposes of this opinion. We express no opinion regarding, and our opinion does not reflect, any effect arising from the Company’s ownership and control of a majority of the Merger Partner Common Stock prior to giving effect to the Transaction. At the direction of the Company, we have assumed that the divestitures of the businesses of the Merger Partner identified by the management of the Company to us will be consummated in the manner discussed with the management of the Company and that the Company’s net operating losses will be applied in the manner discussed with the management of the Company. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Merger Partner and with Fortress Investment Group, LLC (“Fortress”), an affiliate of a significant shareholder of the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner in the refinancing of two revolving credit facilities of the Merger Partner in March 2017, as joint bookrunner of an offering of non-investment grade debt securities of the Merger Partner in September 2016, as a lead underwriter of the initial public offering of the Mosaic Acquisition (a special purpose acquisition corporation formed by Fortress and a senior officer of the Merger Partner) in October 2017 and as a bookrunner of multiple asset backed securities offerings by Fortress over the period. We and our affiliates are also currently engaged by Fortress to provide certain additional financial advisory and financing activities in connection with potential transactions (unrelated to the Transaction) which may or may not proceed. In addition, we and our affiliates have provided financing and securities underwriting services to certain of Fortress’ portfolio companies (other than the Company) during such period, and our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of certain of such portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, the Merger Partner, Fortress and Leucadia National Corporation, another significant shareholder of the Company (together with Fortress, the “Significant Company Shareholders”). In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Merger Partner or the respective Significant Company Shareholders for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

Annex F

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT, dated as of February 24, 2018 (this “Agreement”) and, except as otherwise set forth in Section 5.1, effective as of the Closing (the “Effective Time”), is by and between Leucadia National Corporation, a New York corporation (“Leucadia”), and HRG Group, Inc. (to be renamed Spectrum Brands Holdings, Inc. at the Closing of the Merger), a Delaware corporation (the “Company” and together with Leucadia, the “Parties” and each, a “Party”).

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among the Company, Spectrum Brands Holdings, Inc. (“Spectrum”) HRG SPV Sub I, Inc., a Delaware corporation, and HRG SPV Sub II, LLC, a Delaware limited liability company, Spectrum is to become a wholly-owned Subsidiary of the Company (the “Merger”); and

WHEREAS, as a condition to the willingness of the Company and Spectrum to enter into the Merger Agreement, the Parties are entering into this Agreement, which sets forth certain terms and conditions regarding, among other things, post-Closing governance and other matters.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms will have the following respective meanings:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise; provided, however, that in no event shall the Company, any of its Subsidiaries, or any of the Company’s other controlled Affiliates (in each case after giving effect to the Merger) be deemed to be Affiliates of Leucadia or any of Leucadia’s Affiliates for purposes of this Agreement.

“Appliances Business” means the business and operations of the (x) small appliances product category and (y) the personal care product category of the Global Batteries and Appliances segment of Spectrum as described in Spectrum’s Form 10-K for the fiscal year ended September 30, 2017.

“Batteries Business” means the business and operations of the consumer batteries product category of the Global Batteries and Appliances segment of Spectrum as described in Spectrum’s Form 10-K for the fiscal year ended September 30, 2017.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any member of a “group” will be deemed to have beneficial ownership of all securities beneficially owned by other members of the group, and a Person’s beneficial ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the beneficial owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (x) capital stock of any Person or (y) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person.

“Board” means the Board of Directors of the Company.

“Change of Control” means any transaction or series of transactions (as a result of a tender offer, merger, consolidation, reorganization or otherwise) that results in (i) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of a majority of the property or assets of the Company and its Subsidiaries (taken as a whole) to any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), (ii) holders of the Company’s Common Stock outstanding immediately before such transaction or transactions owning, in the aggregate, less than a majority of the voting power of the outstanding Voting Securities of the Company (or any parent or successor entity) immediately after such transaction or transactions or (iii) the majority of the Board immediately after such transaction or transactions consisting of Directors not approved by a majority of the Directors serving immediately prior to such transaction or series of transactions.

“Charter” means the Certificate of Incorporation of the Company as in effect immediately following the Effective Time.

“Closing” has the meaning set forth in the Merger Agreement.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means (i) the common stock of the Company, par value $0.01 per share, (ii) any securities of the Company or any successor or assign of the Company into which such stock is reclassified or reconstituted or into which such stock is converted or otherwise exchanged in connection with a combination of shares, recapitalization, merger, sale of assets, consolidation or other reorganization or otherwise or (iii) any securities received as a dividend or distribution in respect of the securities described in clauses (i) and (ii) above.

“Confidential Information” means all non-public information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the Effective Time or whether pursuant to this Agreement or otherwise) concerning the Company or its Affiliates that may be furnished to any Person by or on behalf of the Company, its Affiliates or its or their respective Representatives, other than information which (a) becomes generally available to the public other than as a result of a breach of this Agreement, (b) becomes available to such Person on a non-confidential basis from a source other than the Company, its Affiliates or its or their respective Representatives; provided, that the source thereof is not known by such Person or such of its Affiliates or its or their respective Representatives to be bound by an obligation of confidentiality, or (c) is independently developed by such Person, its Affiliates or its or their respective Representatives without the use of or reference to any information that would otherwise be Confidential Information hereunder.

“Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (a) such interest conveys any voting rights in such security, (b) such interest is required to be, or is capable of being, settled through delivery of such security or cash or (c) other transactions hedge the economic effect of such interest.

“Director” means a member of the Board.

“Equity Securities” means (a) Voting Securities, (b) any securities of the Company that are convertible, exchangeable or exercisable (whether presently convertible, exchangeable or exercisable or not) into or for Voting Securities (including within the meaning of Treasury Regulation Section 1.382-4(d)(9)), (c) any options, warrants and rights issued by the Company (whether presently convertible, exchangeable or exercisable or not) to purchase Voting Securities or convertible, exchangeable or exercisable (whether presently convertible, exchangeable or exercisable or not) into Voting Securities (including within the meaning of Treasury Regulation Section 1.382-4(d)(9)), and (d) any other interests that would be treated as “stock” of the Company pursuant to Treasury Regulation Section 1.382-2T(f)(18).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

“Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority (including the New York Stock Exchange and FINRA—Financial Industry Regulatory Authority), instrumentality, agency, commission or body

“Independent Designee” has the meaning set forth in the Merger Agreement.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity

“Percentage Stock Ownership” means percentage stock ownership as determined in accordance with Treasury Regulation Section 1.382-2T (g), (h) (without regard to the rule that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity), (j) and (k).

“Person” means an association, a corporation, an individual, a partnership, a joint venture, a limited liability company, an estate, a trust or any other entity or organization, including a governmental authority, a group (with the meaning of Section 13(d)(3) of the Exchange Act), or an “entity” within the meaning of Treasury Regulation Section 1.382-3 (including any group of Persons treated as a single entity under such regulation); provided, however, that for purposes of Article III a Person shall not be deemed to include a Public Group (as defined in Treasury Regulation Section 1.382–2T(f)(13)).

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, accountants, attorneys or other advisors, agents or representatives of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the SEC promulgated thereunder.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or other form of legal entity (whether incorporated or unincorporated) of which (or in which) more than 50% of the Beneficial Ownership of the stock or other equity interests of such entity is, directly or indirectly, owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Substantial Holder” means a Person (including, any group of Persons treated as a single “entity” within the meaning of Treasury Regulation Section 1.382-3) that: (i) holds, owns or has any right in Equity Securities of the Company representing a Percentage Stock Ownership (including indirect and constructive ownership, as determined under applicable Treasury Regulations) in the Company of at least 4.9%; or (ii) that is identified as a “5-percent shareholder” of the Company pursuant to Treasury Regulation Section 1.382-2T(g)(1).

“Treasury Regulation” means any Treasury regulation, in effect from time to time, promulgated under the Code.

“Voting Securities” means the Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of Directors.

ARTICLE II

COVENANTS

Section 2.1 Leucadia Standstill.

(a) From the Effective Time until such time as both (i) Leucadia and its Subsidiaries no longer in the aggregate own at least 10% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time and (ii) a Leucadia Nominee is no longer serving as a Director (the “Standstill Period”), Leucadia shall not, and shall cause its Subsidiaries and Representatives acting on its and its respective Subsidiaries’ behalf not to, directly or indirectly (including through any arrangements with a third party):

(i) except for Equity Securities of the Company received by way of stock splits, stock dividends, reclassifications, recapitalizations or other distributions by the Company in respect of its Common Stock, and Equity Securities purchased in an offering by the Company to maintain the pro rata ownership of Equity Securities of the Company by Leucadia and its Subsidiaries, (x) acquire, agree to acquire, propose or offer to acquire (including through the acquisition of Beneficial Ownership) of (directly or indirectly, by purchase or otherwise) any Equity Securities or Derivative Instruments of the Company; provided that this clause (x) shall not prohibit acquisitions of Common Stock if (1) after giving effect to such transaction, the Beneficial Ownership of Common Stock held by Leucadia and its Subsidiaries (calculated on an as converted basis to include all Equity Securities held by Leucadia and its Subsidiaries at such time and giving effect to the exceptions in Section 2.2(c)) in the aggregate would not exceed 15% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding, and (2) such acquisition of Common Stock is not otherwise prohibited under the Charter or (y) authorize or make a tender offer, exchange offer or other offer or proposal, whether oral or written, to acquire (directly or indirectly, by purchase or otherwise) any Equity Securities or Derivative Instruments of the Company;

(ii) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies,” “consents” or “authorizations” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any Person with respect to the voting of any Voting Securities (other than in each case (x) Leucadia and its Subsidiaries, (y) in accordance with and consistent with the recommendation of the Board or (z) with respect to the election of a Leucadia Nominee);

(iii) authorize or commence any tender offer or exchange offer for shares of Voting Securities without the prior written consent of the Board (for the avoidance of doubt, tendering into any tender offer or exchange offer not commenced by Leucadia or its Subsidiaries will not in and of itself violate this Section 2.1(a)(iii));

(iv) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, for the purpose of voting, acquiring, holding, or disposing of, any Voting Securities;

(v) submit to the Board a written proposal for or offer of, with or without conditions, any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Company or any Subsidiary thereof or any of its or their respective securities or assets, or make any public announcement with respect to such proposal or offer;

(vi) request the Company or any of its Subsidiaries, directly or indirectly, to amend or waive any provision of this Agreement;

(vii) contest the validity or enforceability of any provision contained herein, including this Section 2.1(a)(vii);

(viii) call, or seek to call, a meeting of the stockholders of the Company or initiate any stockholder proposal, or initiate or propose any action by written consent, in each case for action by the stockholders of the Company;

(ix) nominate candidates for election to the Board or otherwise seek representation on the Board (except as expressly set forth in this Agreement) or seek the removal of any member of the Board (except for the Leucadia Nominee); or

(x) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a transaction or any other matter described in this Section 2.1.

(b) This Section 2.1 shall immediately terminate and be of no further force and effect if: (i) the Company enters into a definitive agreement the consummation of which would result in a Change of Control of the Company, provided that Sections 2.1(a)(ii), (iv), (viii) and (ix) will continue to apply through such consummation, (ii) any Person shall have commenced and not withdrawn a bona fide public tender or exchange offer which if consummated would result in a Change of Control of the Company and the Board has not recommended that the stockholders of the Company reject such offer within the time period contemplated by Rule 14e-3 under the Exchange Act, or (iii) the Company files or consents to the filing against the Company of a petition for relief or reorganization or arrangement or any other petition in bankruptcy, insolvency, reorganization or other similar law, makes an assignment for the benefit of creditors or consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Company or with respect to any substantial part or its property.

(c) Anything in this Agreement to the contrary notwithstanding, (i) nothing in this Agreement shall prohibit or restrict the voting (as a director) or other actions taken by any Leucadia Nominee in his or her capacity as a member of the Board and in compliance with and subject to his or her fiduciary duties as a member of the Board and (ii) for purposes of this Agreement, Jefferies Group LLC and its Subsidiaries (collectively, “Jefferies”) shall not be considered to be Subsidiaries of Leucadia or part of a “group” as defined in Section 13(d)(3) of the Exchange Act involving Leucadia or its Subsidiaries, in each case, with respect to their performance of broker-dealer, investment banking, advisory, asset management or commodities services or activities, so long and to the extent that Jefferies or such applicable Subsidiary (w) is acting in the ordinary course of its business, (x) is not acting at the direction of the Leucadia Nominee or Leucadia, its Subsidiaries, Affiliates or Representatives in connection with the Company or any of its Subsidiaries, (y) institutes customary confidentiality screens and protections with respect to any Confidential Information received by Jefferies and in no event is such Confidential Information used by Jefferies or any of its employees or shared with any third party in connection with such activities, and (z) is not otherwise acting for the purpose of circumventing the restrictions contained herein. During the Standstill Period, Jefferies will not represent a third-party buyer in connection with a sale of the Company or substantially all of the assets of the Company (unless such representation was approved by the disinterested Directors of the Company prior to such representation).

Section 2.2 Leucadia Nominee and Independent Designee.

(a) From the Effective Time until the earliest of (i) such time as Leucadia and its Subsidiaries in the aggregate own less than 10% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time (the “Leucadia Nominee Ownership Threshold”), (ii) such time as Leucadia and its Subsidiaries in the aggregate own less than 5% of the number of shares of Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Effective Time and (B) such time as Leucadia and its Subsidiaries in the aggregate own less than 10% of the number of shares of Common Stock (calculated on a fully diluted basis) then issued and outstanding, Leucadia shall have the right to designate one individual to be nominated as a Director (the

“Leucadia Nominee”). If at any time following the Effective Time (A) Leucadia and its Subsidiaries in the aggregate own less than 5% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time or (B) either of the events specified in clause (ii) or (iii) of the immediately preceding sentence occurs, then the Leucadia Nominee (to the extent a Leucadia Nominee is then serving on the Board) shall, and Leucadia shall cause the Leucadia Nominee to, promptly resign from the Board. Subject to the other provisions of this Agreement, the Company shall include the Leucadia Nominee on the Company’s slate of nominees for election as Directors at any applicable meeting of shareholders at which Directors are to be elected and shall, to the fullest extent permitted by applicable Law, use its reasonable best efforts to cause the Leucadia Nominee to be elected and maintained in office as a Director (including, without limitation, using its reasonable best efforts to solicit from the stockholders of the Company eligible to vote for the election of Directors proxies in favor of the election of the Leucadia Nominee at any meeting of stockholders held to elect Directors). Subject to Section 2.2(c) and to the Company’s required efforts set forth in this Section 2.2(a) with respect to Leucadia Nominees, if a Leucadia Nominee resigns or is otherwise unavailable to serve as a Director, Leucadia shall have the exclusive right to designate the replacement for the Leucadia Nominee for so long as Leucadia has the right to designate a Leucadia Nominee and the Company shall, consistent with its obligations set forth in the immediately preceding sentence, cause any such replacement Leucadia Nominee to be promptly appointed or elected to the Board.

(b) In the event that, at any point during such Person’s initial term as a Director, the Independent Designee is unable or unwilling to serve as a Director as a result of illness, death, resignation, removal or any other reason, Leucadia shall have the right to designate an individual who satisfies the requirements set forth in Section 2.2(d) to be appointed by the Board as a Director to fill such Independent Designee’s seat and serve the remainder of such Independent Designee’s term. The individual designated and appointed pursuant to this Section 2.2(b) shall thereafter be the Independent Designee for purposes of this Agreement. This Section 2.2(b) shall cease to apply from and after the time at which Leucadia and its Subsidiaries in the aggregate own less than 10% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time.

(c) Notwithstanding anything to the contrary contained herein, neither the Company nor the Board shall be under any obligation to nominate or appoint to the Board, or solicit votes for, any Person pursuant to Section 2.2(a) in the event that the Board reasonably determines that (i) the election of such Person to the Board would cause the Company to not be in compliance with applicable Law, (ii) such Person has been the subject of any event required to be disclosed pursuant to Items 2(d) or 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K of the 1934 Securities Act (for the avoidance of doubt, excluding bankruptcies) involving an act of moral turpitude by such individual or is subject to any order, decree or judgment of any Governmental Entity prohibiting service as a director of any public company, or (iii) such Person fails to complete reasonable and customary onboarding documentation, including providing reasonably required information to the Company, in each case to the extent such requirements are consistent with those applicable to the other members of the board of directors of the Company. In the event a Person nominated by Leucadia as a Leucadia Nominee is not nominated or appointed to the Board as a result of a failure to satisfy any of the requirements described in clauses (i) through (iii) of the immediately preceding sentence, Leucadia will be permitted to designate a replacement Leucadia Nominee (which replacement Leucadia Nominee will also be subject to the requirements of this Section 2.2(c)).

(d) Notwithstanding anything to the contrary contained herein, neither the Company nor the Board shall be under any obligation to nominate or appoint to the Board, or solicit votes for, any person nominated by Leucadia as an Independent Designee pursuant to Section 2.2(b) in the event that the Board reasonably determines that such individual (A) does not qualify as an “independent director” of the Company under Rule 303A(2) of the NYSE Listed Company Manual, (B) is, or within the three years prior to such time has been, a director, officer, or employee of the Company, Leucadia, Fortress Investment Group LLC, a Delaware limited liability company, or any of their respective successors or its or their respective Subsidiaries, (C) is as of such time a director, officer or employee of a hedge fund or an investment bank or (D) does not meet the requirements of clauses (i) through (iii) of Section 2.2(c). In the event a Person nominated by Leucadia as an Independent Designee is not nominated or appointed to the Board as a result of a failure to satisfy any of the requirements described in clauses (A) through (D) of the immediately preceding sentence, Leucadia will be permitted to designate a replacement Independent Designee (which replacement Independent Designee will also be subject to the requirements of this Section 2.2(d)).

(e) For the avoidance of doubt, the appointment of the Directors of the Company at the Effective Time pursuant to and in accordance with Section 1.3(a) of the Merger Agreement shall satisfy the obligations of the Company to be performed at the Effective Time under this Section 2.2 with respect to the appointment of the Leucadia Nominee and the Independent Designee at the Closing of the Merger.

(f) In the event (A) the Company separates all or any portion of its business by means of distributing shares of a new company (“NewCo”), which NewCo’s shares are or will be authorized for listing on a securities exchange, to existing Company shareholders or by means of any other similar transaction, in each case pursuant to which existing Company shareholders will hold at the effective time of such transaction 80% or more of NewCo and (B) as of immediately prior to the effective time of, and calculated after giving pro forma effect to, such separation Leucadia has the right to designate the Leucadia Nominee pursuant to Section 2.2(a) of this Agreement, then the Company shall, prior to or substantially contemporaneously with the consummation of such transaction, cause NewCo to enter into a shareholders agreement with Leucadia providing for board representation and other rights and obligations of each of NewCo and Leucadia that are substantially similar to those rights and obligations of the Company and Leucadia set forth in this Agreement that remain in effect at such time (including for the avoidance of doubt the rights and limitations set forth in Section 2.2(a) of this Agreement).

(g) In the event (A) the Company enters into any merger, consolidation, recapitalization or other similar business combination transaction, in each case pursuant to which (i) the Company is not the surviving entity or the Common Stock ceases to be listed on a securities exchange and (ii) existing Company shareholders will hold 50% or more of the common stock of the surviving entity (or the surviving entity’s publicly traded ultimate parent entity) at the effective time of such transaction, and (B) as of immediately prior to the effective time of such transaction Leucadia has the right to designate the Leucadia Nominee pursuant to Section 2.2(a) of this Agreement (calculated for purposes of this Section 2.2(g) after giving pro forma effect to such transaction and with the Leucadia Nominee Ownership Threshold being adjusted to be equal to (1) the Leucadia Nominee Ownership Threshold in effect immediately prior to such merger, consolidation, recapitalization or other similar business combination transaction multiplied by (2) the number of shares of the surviving entity into which each share of Common Stock will be converted in such merger, consolidation, recapitalization or other similar business combination transaction), then immediately prior to the effective time of such transaction the Company will, as a condition to the consummation of such merger, consolidation, recapitalization or other similar business combination transaction, require the surviving entity (or the surviving entity’s publicly traded ultimate parent entity) to enter into a shareholders agreement (a “Replacement Shareholder Agreement”) with Leucadia providing for board representation and other rights and obligations of each of the surviving entity and Leucadia that are substantially similar to those rights and obligations of the Company and Leucadia set forth in this Agreement that remain in effect at such time (including for the avoidance of doubt the rights and limitations set forth in Section 2.2(a) of this Agreement).

Section 2.3 Confidentiality. Leucadia shall be required to keep confidential all Confidential Information entrusted to or obtained by Leucadia by reason of a Leucadia Nominee’s position as a Director of the Company. The Leucadia Nominee may, subject to and in compliance with applicable securities Laws, provide Confidential Information to any director, officer or employee of Leucadia to the extent reasonably necessary (and to the extent such Person reasonably needs to know such information) in connection with Leucadia’s investment in the Company; provided, further, however, that Leucadia shall cause any such recipient to comply with the provisions of this Section 2.4 applicable to Leucadia, it being understood that Leucadia shall be responsible for any breach of the provisions hereof by such recipient. Notwithstanding the foregoing, the Leucadia Nominee, Leucadia, and any director, officer or employee of Leucadia who receives Confidential Information may disclose any such Confidential Information to the extent required by applicable Law; provided, that, to the extent practicable and legally permissible, the disclosing party (a) gives the Company reasonable notice of any such requirement so that the Company may seek appropriate protective measures and (b) cooperates with the Company in attempting to obtain such protective measures.

Section 2.4 Securities Laws. Leucadia acknowledges that it is aware, and will advise the Leucadia Nominee and any other entity or Person who receives Confidential Information pursuant to Section 2.3 or otherwise, that applicable securities Laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person unless in compliance with such Laws.

Section 2.5 Amended and Restated Halley Charter. From and after the Effective Time, the Company shall (i)(A) cooperate with Leucadia and keep Leucadia reasonably informed with regard to any potential transactions involving a repurchase of shares (including by providing notice to Leucadia prior to any repurchase), and (B) not repurchase any shares of capital stock of the Company, in each case, that could cause any “Transfer” of “Leucadia Shares” (as such terms are defined in the Charter) prior to the “Expiration Date” (as defined in the Charter) pursuant to the “Leucadia Other Transfer Exceptions” (as defined in the Charter) to result in an “ownership change” (within the meaning of Section 382(g) of the Code) of the Company, and (ii) not repurchase any shares of capital stock of the Company without taking such action, including under the authority granted to the Board under Section 13.3 of the Charter, to assure that the number of shares of shares of capital stock that may be “Transferred” (as defined in the Charter) by Leucadia under the “Leucadia Exceptions” (as defined in the Charter) is not reduced by reason of such repurchase.

ARTICLE III

LOCKUP

Section 3.1 Leucadia Lockup. From the Effective Time until the earlier of (i) a sale by the Company and its Subsidiaries following the Effective Time of the majority of either (x) the Batteries Business or (y) the Appliances Business or (ii) the twenty-four (24) month anniversary of the Effective Time (the “Lockup Period”), Leucadia shall not, and shall cause its Affiliates not to, directly or indirectly, except to the extent permitted by the Charter, sell, transfer, exchange, assign, liquidate, convey, pledge, abandon, distribute, contribute or otherwise dispose in a transaction treated under Section 382 of the Code as a direct or indirect disposition or transfer (including the disposition of an ownership interest in a Substantial Holder) any Equity Securities of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Leucadia. Leucadia hereby represents and warrants to the Company as of the date hereof and as of the Effective Time that:

(a) Leucadia is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. The execution, delivery and performance by Leucadia of this Agreement and the consummation by Leucadia of the transactions contemplated hereby are within the powers of Leucadia and have been duly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by Leucadia and assuming due execution and delivery by the Company, this Agreement constitutes a valid and binding Agreement of Leucadia enforceable against it in accordance with its terms.

(b) The execution, delivery and performance by Leucadia of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of formation or operating agreement of Leucadia or its Subsidiaries, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Leucadia or its Subsidiaries are entitled under any provision of any agreement or other instrument binding on Leucadia or (iv) result in the imposition of any lien (other than pursuant to this Agreement) on any asset of Leucadia or any of its Subsidiaries (including the Common Stock).

Section 4.2 Representations and Warranties of the Company. The Company hereby represents and warrants to Leucadia and its Subsidiaries as of the date hereof and as of the Effective Time that:

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the powers of the Company and have been duly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by the Company and assuming due execution and delivery by Leucadia, this Agreement constitutes a valid and binding Agreement of the Company enforceable against it in accordance with its terms.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of formation or operating agreement of the Company or its Subsidiaries, (ii) materially violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Company or its Subsidiaries are entitled under any provision of any agreement or other instrument binding on the Company or (iv) result in the imposition of any lien (other than pursuant to this Agreement) on any asset of the Company or any of its Subsidiaries (including the Common Stock).

ARTICLE V

MISCELLANEOUS

Section 5.1 Effectiveness. Other than with respect to Sections 5.4 and 5.5, which shall be effective as of the date hereof, this Agreement will be effective as of the Effective Time and this Agreement will automatically terminate and be null and void if the Merger Agreement is terminated prior to the Effective Time in accordance with its terms.

Section 5.2 Notice. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent via email (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the Parties at the following addresses (or at such other address for any Party as may be specified by like notice):

If to the Company:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Fax No.: (608) 288-7546

Email: nathan.fagre@spectrumbrands.com

Attention: Nathan E. Fagre

With a copy (which will not constitute notice hereunder) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Fax No.: (212) 446-6460

Email: sarkis.jebejian@kirkland.com; jonathan.davis@kirkland.com

Attention: Sarkis Jebejian, Esq.; Jonathan L. Davis, Esq.

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Fax No.: (212) 225-3999

Email: pshim@cgsh.com; jlangston@cgsh.com

Attention: Paul J. Shim; James E. Langston

If to Leucadia:

Leucadia National Corporation

520 Madison Avenue

New York, NY 10022

Fax No.: (646) 619-4974

Email: msharp@jefferies.com

Attention: Michael J. Sharp

Section 5.3 Enforcement. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the other Party. It is accordingly agreed that each of the Parties will be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without the necessity of providing any bond or other security, in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 5.4 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns. Except as set forth in the immediately preceding sentence, nothing in this Agreement, express or implied, is intended to or will confer upon any Person that is not a Party (other than Spectrum and its successors and assigns) any rights, benefits or remedies hereunder. Notwithstanding the foregoing, the parties hereto agree that Spectrum shall be an express third party beneficiary of this Agreement and, without limiting the generality of the foregoing, shall have the right to enforce this Agreement directly against the Parties hereto.

Section 5.5 Amendments; Waiver. No provision of this Agreement may be amended or waived unless (a) in the case of any amendment or waiver prior to the Effective Time, Spectrum has provided its prior written consent thereto and (b) such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 5.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by either Party without the prior written consent of the other Party. Any assignment in violation of the preceding sentence will be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. This Section 5.6 shall not be deemed to prevent the Company from engaging in any merger, consolidation or other business combination transaction. For the avoidance of doubt, no transferee of Equity Securities of the Company shall acquire any rights under, or be deemed to have the benefit of, any of the provisions contained in this Agreement.

Section 5.7 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 5.8 Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an article or a section, paragraph, such reference will be to an article or a section, paragraph hereof unless otherwise clearly indicated to the contrary.

(c) Unless it would be duplicative, whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.”

(f) The meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term, and words denoting any gender will include all genders. Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning.

(g) A reference to any period of days will be deemed to be to the relevant number of calendar days, unless otherwise specified.

(h) All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(i) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

(j) Any statute or rule defined or referred to herein or in any agreement or instrument that is referred to herein means such statute or rule as from time to time amended, modified or supplemented, including by succession of comparable successor statutes or rules and references to all attachments thereto and instruments incorporated therein.

Section 5.9 Consent to Jurisdiction. Each of the Parties agrees that any legal action or proceeding with respect to this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and obligations arising hereunder brought by any other Party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the

State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 5.9, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement or the subject matter hereof, may not be enforced in or by such courts.

Section 5.10 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 5.11 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the Parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 5.12 Headings. The descriptive headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 5.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed will be deemed to be an original, and all of which together will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer will be deemed originals, and the Parties agree to exchange original signatures as promptly as possible.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

LEUCADIA NATIONAL CORPORATION

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: EVP & GC

HRG GROUP, INC.

By:	/s/ Joseph S. Steinberg
Name: Joseph S. Steinberg
Title: Chairman

Annex G

Execution Version

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of February 24, 2018 between Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”), and HRG Group, Inc., a Delaware corporation (“Stockholder”).

WHEREAS, in order to induce the Company to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Stockholder, HRG SPV Sub I, Inc., a Delaware corporation, and HRG SPV Sub II, LLC, a Delaware limited liability company, Stockholder has agreed to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company that Stockholder beneficially owns (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

VOTING

Section 1.01. Voting. Stockholder hereby agrees to vote or exercise its right to consent with respect to all Shares that Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company (including any proposal to adjourn or postpone such meeting of the stockholders of the Company to a later date), and at any adjournment or postponement thereof, at which such Merger Agreement and other related agreements, or such other actions related thereto, are submitted for the consideration and vote of the stockholders of the Company. Stockholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (iii) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or Stockholder contained in this Agreement or (iv) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement.

Section 1.02. Shares. Stockholder hereby agrees that it will not sell any of its Shares or become the beneficial owner of any additional shares of the Company prior to the consummation of the Merger.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Stockholder represents and warrants to the Company in Sections 2.01 through 2.05 that:

Section 2.01. Authorization. Stockholder is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers of Stockholder and have been duly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by Stockholder and assuming due execution and delivery by the Company, this Agreement constitutes a valid and binding Agreement of Stockholder enforceable against it in accordance with its terms.

Section 2.02. Non-Contravention. The execution, delivery and performance by Stockholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Stockholder, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iv) result in the imposition of any Lien (other than pursuant to this Agreement) on any asset of Stockholder (including the Shares), except in the case of each of clauses (i) through (iv) as would not, individually or in the aggregate, reasonably be expected to prevent, delay or otherwise adversely affect the performance by Stockholder of its obligations hereunder or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Stockholder makes no representation or warranty pursuant to this Section 2.02 with respect to the consummation of the Merger or any consequences thereof.

Section 2.03. Ownership of Shares. Stockholder is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), other than transfer restrictions of general applicability as may be provided under the Securities Act or “blue sky” laws of the various states of the United States. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares. Except pursuant to this Agreement and the Merger Agreement, Stockholder has not entered into any contract granting another Person any contractual right or obligation to purchase or otherwise acquire any of the Shares. As of the date hereof, no proxies have been given by Stockholder in respect of any or all of the Shares other than proxies which have been validly revoked prior to the date hereof.

Section 2.04. Total Shares. As of the date hereof, Stockholder beneficially owns the Shares set forth on the signature page hereto. Except for the Shares set forth on the signature page hereto, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company or (iii) options or other rights to acquire from the Company any shares of capital stock or voting securities or other equity interests of the Company or securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company.

Section 2.05. Finder’s Fees. Except as provided in the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

Section 2.06. Representations and Warranties of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company represents and warrants to Stockholder that: (a) the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action and (b) this Agreement has been duly and validly executed and delivered by the Company and assuming due execution and delivery by Stockholder, this Agreement constitutes a valid and binding Agreement of the Company enforceable against it in accordance with its terms.

ARTICLE 3

COVENANTS OF STOCKHOLDER

Stockholder hereby covenants and agrees that:

Section 3.01 No Proxies for or Encumbrances on or Transfer of Shares. Stockholder shall not, without the prior written consent of the Company, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, directly or indirectly, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (collectively, “Transfer”), any Shares during the term of this Agreement; provided that, (x) Stockholder may Transfer Shares to an Affiliate of Stockholder so long as such Affiliate delivers to the Company prior to such Transfer a written undertaking, in a form reasonably satisfactory to the Company, that it will be bound by the terms of this Agreement and (y) the foregoing shall not apply to any pledge of the Shares under Stockholder’s existing margin loan agreement (as may be extended or replaced to the extent permitted under the Merger Agreement).

Section 3.02 Non-Solicitation.

(a) Stockholder shall not, shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or afford access to the Company’s business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any Third Party that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal, or (iii) participate in any discussions or negotiations with any Third Party that is reasonably expected to make, or has made, an Acquisition Proposal, regarding an Acquisition Proposal; provided that, notwithstanding anything to the contrary in this Agreement, any such Person may (A) seek to clarify the terms and conditions of any inquiry, proposal or offer to determine whether such inquiry, proposal or offer may reasonably be expected to lead to a Superior Proposal (it being understood that any such communications with any such Third Party shall be limited to the clarification of the original inquiry or proposal made by such Third Party and shall not include (x) any negotiations or similar discussions with respect to such inquiry, proposal or offer or (y) such Person’s view or position with respect thereto) and (B) inform any Person that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 3.02. Stockholder shall promptly (but in any event within one (1) Business Day) advise the Company of any Acquisition Proposal received by Stockholder, the material terms and conditions of any such Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such Acquisition Proposal. Without limiting the foregoing, it is agreed that, if any Representative of Stockholder or any of its Subsidiaries takes any action that would constitute a breach of this Section 3.02 if it were authorized or permitted by Stockholder, such action shall constitute a breach of this Section 3.02 by Stockholder, whether or not such action shall have been authorized or permitted by Stockholder or any of its Subsidiaries, unless such Representative has agreed (in any capacity) in a writing enforceable by such party not to take any such action. Notwithstanding the restrictions set forth above in this Section 3.02(a), in the event that Stockholder receives, after the date of this Agreement and prior to obtaining the Saturn Stockholder Approval, a bona fide written Acquisition Proposal that did not result from any breach of this Section 3.02 and that the board of directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be, or to be reasonably expected to lead to, a Superior Proposal, Stockholder may (1) engage in negotiations with, furnish any information with respect to the Company and its Subsidiaries to, and afford access to the business, properties, assets, books or records of the Company and its Subsidiaries to, the Person or group (and their respective Representatives) making such Acquisition Proposal; provided, that prior to furnishing any such information, Stockholder (x) receives from such Person or group an executed confidentiality agreement containing terms and restrictions that are customary for confidentiality agreements executed in similar circumstances and (y) provides prior written notice to the Company; provided, further, that all such information is provided or made available to the Company (to the extent not previously provided or made available) substantially concurrently with it being provided or made available to such Third Party.

(b) Notwithstanding anything herein to the contrary, Section 3.02(a) shall not prohibit or limit Stockholder from taking any action (or inaction) that would not constitute a breach by Stockholder pursuant to Section 5.3 of the Merger Agreement.

(c) Stockholder agrees that, without the prior written consent of the Company, neither it nor any of its Affiliates shall purchase, directly or indirectly, any shares of Saturn Common Stock or securities of the Company convertible into or exchangeable or exercisable for shares of Saturn Common Stock.

Section 3.03 Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all reasonable actions to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against the Company or any of its Affiliates, Subsidiaries or successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) to the fullest extent permitted under Law, alleging a breach of any duty of the board of directors of the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby. Notwithstanding the foregoing, this Section 3.03 shall not apply to limit in any respect the right or ability of a party hereto to enforce the provisions of this Agreement or the Merger Agreement.

ARTICLE 4

MISCELLANEOUS

Section 4.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one Person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. “Acquisition Proposal” and “Superior Proposal” as used in this Agreement shall mean an Acquisition Proposal in respect of the Company.

Section 4.02. Further Assurances. The Company and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 4.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the mutual written consent of the parties hereto, (b) the Effective Time and (c) the termination of the Merger Agreement in accordance with its terms.

Section 4.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.05. Successors and Assigns; No Third-Party Rights. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Nothing in this Agreement is intended to confer on any Person (other than the parties hereto and their respective successors and assigns) any rights or remedies of any nature.

Section 4.06. Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 4.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 4.08. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 4.09. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 4.10. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SPECTRUM BRANDS HOLDINGS, INC.

By:	/s/ Nathan Fagre
	Name:	Nathan Fagre
Title: Senior Vice President, General Counsel and Secretary

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
Name: Eshan Zargar
Title: Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

Class of Stock	Shares Owned
Common	34,339,752

Annex H

Execution Version

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of February 24, 2018, between HRG Group, Inc., a Delaware corporation (the “Company”), and Leucadia National Corporation, a New York corporation (“Stockholder”).

WHEREAS, in order to induce the Company and Spectrum Brands Holdings, Inc., a Delaware corporation (“Spectrum”) to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among the Company, Spectrum, HRG SPV Sub I, Inc., a Delaware corporation, and HRG SPV Sub II, LLC, a Delaware limited liability company, Stockholder has agreed to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company that Stockholder beneficially owns (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

VOTING

Section 1.01. Voting. Stockholder hereby agrees to vote or exercise its right to consent with respect to all Shares that Stockholder is entitled to vote at the time of any vote or action by written consent to approve the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance and any actions related thereto at any meeting of the stockholders of the Company (including any proposal to adjourn or postpone such meeting of the stockholders of the Company to a later date), and at any adjournment or postponement thereof, at which any component of the Charter Amendment or the Share Issuance, or such other actions related thereto, are submitted for the consideration and vote of the stockholders of the Company. Stockholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (iii) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or Stockholder contained in this Agreement or (iv) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation, of the Merger, the Charter Amendment, the Share Issuance or any of the other transactions contemplated by the Merger Agreement. Notwithstanding anything herein to the contrary, this Section 1.01 shall not require Stockholder to vote or consent (or cause to be voted or consented) any Shares to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein in any such case, in a manner that (i) reduces the Halley Share Consolidation Ratio or increases the Merger Consideration to be paid to the stockholders of Spectrum in the Merger, (ii) adversely affects the tax consequences to Stockholder with respect to the consideration to be received in the Merger, (iii) alters or changes the form of the Charter Amendment attached as Exhibit A to the Merger Agreement or the obligation for the Company to adopt the Charter Amendment, in each case in a manner materially adverse to Stockholder or (iv) extends the Outside Date or imposes any additional conditions or obligations that would reasonably be expected to delay the consummation of the Merger beyond the Outside Date (each, an “Adverse Amendment”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Stockholder represents and warrants to the Company in Sections 2.01 through 2.05 that:

Section 2.01. Authorization. Stockholder is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers of Stockholder and have been duly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by Stockholder and assuming due execution and delivery by the Company, this Agreement constitutes a valid and binding Agreement of Stockholder enforceable against it in accordance with its terms.

Section 2.02. Non-Contravention. The execution, delivery and performance by Stockholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Stockholder, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iv) result in the imposition of any Lien (other than pursuant to this Agreement) on any asset of Stockholder (including the Shares), except in the case of each of clauses (i) through (iv) as would not, individually or in the aggregate, reasonably be expected to prevent, delay or otherwise adversely affect the performance by Stockholder of its obligations hereunder or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Stockholder makes no representation or warranty pursuant to this Section 2.02 with respect to the consummation of the Merger or any consequences thereof.

Section 2.03. Ownership of Shares. Stockholder is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), other than transfer restrictions of general applicability as may be provided under the Securities Act or “blue sky” laws of the various states of the United States. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares. Except pursuant to this Agreement, Stockholder has not entered into any contract granting another Person any contractual right or obligation to purchase or otherwise acquire any of the Shares. As of the date hereof, no proxies have been given by Stockholder in respect of any or all of the Shares other than proxies which have been validly revoked prior to the date hereof.

Section 2.04. Total Shares. As of the date hereof, Stockholder beneficially owns the Shares set forth on the signature page hereto. Except for the Shares set forth on the signature page hereto, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company or (iii) options or other rights to acquire from the Company any shares of capital stock or voting securities or other equity interests of the Company or securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company.

Section 2.05. Finder’s Fees. Except as provided in the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

Section 2.06. Representations and Warranties of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company represents and warrants to Stockholder that: (a) the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action and (b) this Agreement has been duly and validly executed and delivered by the Company and assuming due execution and delivery by Stockholder, this Agreement constitutes a valid and binding Agreement of the Company enforceable against it in accordance with its terms.

Section 2.07 Registration Rights Agreement. Stockholder and the Company hereby each agree that, effective as of immediately prior to the Charter Amendment Effective Time, but conditioned upon the occurrence of the Charter Amendment Effective Time, the Company will enter into the Post-Closing Registration Rights Agreement with Stockholder and the other parties thereto.

ARTICLE 3

COVENANTS OF STOCKHOLDER

Stockholder hereby covenants and agrees that:

Section 3.01 No Proxies for or Encumbrances on or Transfer of Shares. Stockholder shall not, without the prior written consent of the Company, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, directly or indirectly, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (collectively, “Transfer”), any Shares during the term of this Agreement; provided that, subject to Article XII of the Halley Charter, Stockholder may Transfer Shares to an Affiliate of Stockholder so long as such Affiliate delivers to the Company prior to such Transfer a written undertaking, in a form reasonably satisfactory to the Company, that it will be bound by the terms of this Agreement.

Section 3.02 Non-Solicitation.

(a) Stockholder shall not, shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or afford access to the Company’s business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any Third Party that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal, or (iii) participate in any discussions or negotiations with any Third Party that is reasonably expected to make, or has made, an Acquisition Proposal, regarding an Acquisition Proposal; provided that, notwithstanding anything to the contrary in this Agreement, any such Person may (A) seek to clarify the terms and conditions of any inquiry, proposal or offer to determine whether such inquiry, proposal or offer may reasonably be expected to lead to a Superior Proposal (it being understood that any such communications with any such Third Party shall be limited to the clarification of the original inquiry or proposal made by such Third Party and shall not include (x) any negotiations or similar discussions with respect to such inquiry, proposal or offer or (y) such Person’s view or position with respect thereto) and (B) inform any Person that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 3.02. Stockholder shall promptly (but in any event within one (1) Business Day) advise the Company and Spectrum of any Acquisition Proposal received by Stockholder, the material terms and conditions of any such Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such Acquisition Proposal. Without limiting the foregoing, it is agreed that, if any Representative of Stockholder or any of its Subsidiaries takes any action that would constitute a breach of this Section 3.02 if it were authorized or permitted by Stockholder, such action shall constitute a breach of this Section 3.02 by Stockholder, whether or not such action shall have been authorized or permitted by Stockholder or any of its Subsidiaries, unless such Representative has agreed (in any capacity) in a writing enforceable by such party not to take any such action. Notwithstanding the restrictions set forth above in this Section 3.02(a), in the event that Stockholder receives, after the date of this Agreement and prior to obtaining the Halley Stockholder Approval, a bona fide written Acquisition Proposal that did not result from any breach of this Section 3.02 and that the board of directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be, or to be reasonably expected to lead to, a Superior Proposal, Stockholder may (1) engage in negotiations with, furnish any information with respect to the Company and its Subsidiaries to, and afford access to the business, properties, assets, books or records of the Company and its Subsidiaries to, the Person or group (and their respective Representatives) making such Acquisition Proposal; provided, that prior to furnishing any such information, Stockholder (x) receives from such Person or group an executed confidentiality agreement containing terms and restrictions that are customary for confidentiality agreements executed in similar circumstances and (y) provides prior written notice to Spectrum and the Company; provided, further, that all such information is provided or made available to Spectrum and the Company (to the extent not previously provided or made available) substantially concurrently with it being provided or made available to such Third Party.

(b) Notwithstanding anything herein to the contrary, Section 3.02(a) shall not prohibit or limit Stockholder from taking any action (or inaction) that would not constitute a breach by the Company, if taken by the Company, pursuant to Section 5.3 of the Merger Agreement.

(c) Nothing set forth in this Agreement shall apply to or limit in any way a change of control of Stockholder (or Stockholder’s ultimate publicly traded parent company, as applicable) (whether by virtue of a merger, acquisition, consolidation or other similar transaction).

(d) Stockholder agrees that, without the prior written consent of Spectrum, neither it nor any of its Affiliates shall purchase, directly or indirectly, any shares of Saturn Common Stock or securities of Spectrum convertible into or exchangeable or exercisable for shares of Saturn Common Stock.

Section 3.03 Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all reasonable actions to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Spectrum, the Company or any of their respective Affiliates, Subsidiaries or successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) to the fullest extent permitted under Law, alleging a breach of any duty of the board of directors of Spectrum or the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby. Notwithstanding the foregoing, this Section 3.03 shall not apply to limit in any respect the right or ability of a party hereto to enforce the provisions of this Agreement.

ARTICLE 4

MISCELLANEOUS

Section 4.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one Person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. “Acquisition Proposal” and “Superior Proposal” as used in this Agreement shall mean an Acquisition Proposal or Superior Proposal in respect of the Company.

Section 4.02. Further Assurances. The Company and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 4.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, (i) Spectrum has provided prior written consent to such amendment or waiver and (ii) such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the mutual written consent of the parties hereto, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, (d) the date of any Adverse Amendment and (e) the date of any Adverse Recommendation Change.

Section 4.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.05. Successors and Assigns; No Third-Party Rights. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Except as provided in the immediately following sentence, nothing in this Agreement is intended to confer on any Person (other than the parties hereto, Spectrum and their respective successors and assigns) any rights or remedies of any nature. Notwithstanding the foregoing, the parties hereto agree that Spectrum shall be an express third party beneficiary of this Agreement and, without limiting the generality of the foregoing, shall have the right to enforce this Agreement directly against the parties hereto.

Section 4.06. Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 4.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 4.08. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 4.09. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 4.10. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HRG GROUP, INC.

By:	/s/ Joseph S. Steinberg
Name: Joseph S. Steinberg
Title: Chairman

LEUCADIA NATIONAL CORPORATION

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: EVP & GC

Class of Stock	Shares Owned
Common	46,600,000

Annex I

Execution Version

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of February 24, 2018, between HRG Group, Inc., a Delaware corporation (the “Company”), and CF Turul LLC, a Delaware limited liability company (“Stockholder”).

WHEREAS, in order to induce the Company and Spectrum Brands Holdings, Inc., a Delaware corporation (“Spectrum”) to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) by and among the Company, Spectrum, HRG SPV Sub I, Inc., a Delaware corporation, and HRG SPV Sub II, LLC, a Delaware limited liability company, Stockholder has agreed to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company that Stockholder beneficially owns (the “Shares”) and that certain share of Series A Participating Convertible Preferred Stock of the Company that the Stockholder beneficially owns (the “Preferred Share”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

VOTING

Section 1.01. Voting. Stockholder hereby agrees to vote or exercise its right to consent with respect to the Preferred Share and all Shares that Stockholder is entitled to vote at the time of any vote or action by written consent to approve the Charter Amendment (as the components thereof may be combined or separately required to be proposed or presented) and the Share Issuance and any actions related thereto at any meeting of the stockholders of the Company (including any proposal to adjourn or postpone such meeting of the stockholders of the Company to a later date), and at any adjournment or postponement thereof, at which any component of the Charter Amendment or the Share Issuance, or such other actions related thereto, are submitted for the consideration and vote of the stockholders of the Company. Stockholder hereby agrees that it will not vote any Shares or the Preferred Share in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (iii) action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or Stockholder contained in this Agreement or (iv) action, proposal, transaction or agreement, the consummation of which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation, of the Merger, the Charter Amendment, the Share Issuance or any of the other transactions contemplated by the Merger Agreement. Notwithstanding anything herein to the contrary, this Section 1.01 shall not require Stockholder to vote or consent (or cause to be voted or consented) any Shares or the Preferred Share to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein in any such case, in a manner that (i) reduces the Halley Share Consolidation Ratio or increases the Merger Consideration to be paid to the stockholders of Spectrum in the Merger, (ii) adversely affects the tax consequences to Stockholder with respect to the consideration to be received in the Merger, (iii) alters or changes the form of the Charter Amendment attached as Exhibit A to the Merger Agreement or the obligation for the Company to adopt the Charter Amendment, in each case in a manner materially adverse to Stockholder or (iv) extends the Outside Date or imposes any additional conditions or obligations that would reasonably be expected to delay the consummation of the Merger beyond the Outside Date (each, an “Adverse Amendment”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Stockholder represents and warrants to the Company in Sections 2.01 through 2.05 that:

Section 2.01. Authorization. Stockholder is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers of Stockholder and have been duly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by Stockholder and assuming due execution and delivery by the Company, this Agreement constitutes a valid and binding Agreement of Stockholder enforceable against it in accordance with its terms.

Section 2.02. Non-Contravention. The execution, delivery and performance by Stockholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of formation or operating agreement of Stockholder, (ii) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iv) result in the imposition of any Lien (other than pursuant to this Agreement) on any asset of Stockholder (including the Shares or the Preferred Share), except in the case of each of clauses (i) through (iv) as would not, individually or in the aggregate, reasonably be expected to prevent, delay or otherwise adversely affect the performance by Stockholder of its obligations hereunder or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Stockholder makes no representation or warranty pursuant to this Section 2.02 with respect to the consummation of the Merger or any consequences thereof.

Section 2.03. Ownership of Shares and the Preferred Share. Stockholder is the beneficial owner of the Shares and the Preferred Share, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares or the Preferred Share), other than (a) pursuant to that certain Securities Purchase Agreement, dated as of May 12, 2011, and (b) transfer restrictions of general applicability as may be provided under the Securities Act or “blue sky” laws of the various states of the United States. None of the Shares or the Preferred Share is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares or the Preferred Share, respectively. Except pursuant to this Agreement, Stockholder has not entered into any contract granting another Person any contractual right or obligation to purchase or otherwise acquire any of the Shares or the Preferred Share. As of the date hereof, no proxies have been given by Stockholder in respect of any or all of the Shares or the Preferred Share other than proxies which have been validly revoked prior to the date hereof.

Section 2.04. Total Shares. As of the date hereof, Stockholder beneficially owns the Shares and the Preferred Share set forth on the signature page hereto. Except for the Shares and the Preferred Share set forth on the signature page hereto, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company or (iii) options or other rights to acquire from the Company any shares of capital stock or voting securities or other equity interests of the Company or securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities or other equity interests of the Company.

Section 2.05. Finder’s Fees. Except as provided in the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

Section 2.06. Representations and Warranties of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company represents and warrants to Stockholder that: (a) the execution, delivery and performance by the Company of this

Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action and (b) this Agreement has been duly and validly executed and delivered by the Company and assuming due execution and delivery by Stockholder, this Agreement constitutes a valid and binding Agreement of the Company enforceable against it in accordance with its terms.

ARTICLE 3

COVENANTS OF STOCKHOLDER AND THE COMPANY

Stockholder and the Company hereby covenant and agree that:

Section 3.01 No Proxies for or Encumbrances on or Transfer of Shares or the Preferred Share. Stockholder shall not, without the prior written consent of the Company, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or the Preferred Share or (ii) sell, assign, transfer, encumber or otherwise dispose of, directly or indirectly, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of (collectively, “Transfer”), any Shares or the Preferred Share during the term of this Agreement; provided that, subject to Article XII of the Halley Charter, Stockholder may Transfer Shares or the Preferred Share to an Affiliate of Stockholder so long as such Affiliate delivers to the Company prior to such Transfer a written undertaking, in a form reasonably satisfactory to the Company, that it will be bound by the terms of this Agreement.

Section 3.02 Non-Solicitation.

(a) Stockholder shall not, shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or afford access to the Company’s business, properties, assets, books or records to, or otherwise knowingly cooperate in any way with, any Third Party that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal, or (iii) participate in any discussions or negotiations with any Third Party that is reasonably expected to make, or has made, an Acquisition Proposal, regarding an Acquisition Proposal; provided that, notwithstanding anything to the contrary in this Agreement, any such Person may (A) seek to clarify the terms and conditions of any inquiry, proposal or offer to determine whether such inquiry, proposal or offer may reasonably be expected to lead to a Superior Proposal (it being understood that any such communications with any such Third Party shall be limited to the clarification of the original inquiry or proposal made by such Third Party and shall not include (x) any negotiations or similar discussions with respect to such inquiry, proposal or offer or (y) such Person’s view or position with respect thereto) and (B) inform any Person that makes an Acquisition Proposal of the restrictions imposed by the provisions of this Section 3.02. Stockholder shall promptly (but in any event within one (1) Business Day) advise the Company and Spectrum of any Acquisition Proposal received by Stockholder, the material terms and conditions of any such Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such Acquisition Proposal. Without limiting the foregoing, it is agreed that, if any Representative of Stockholder or any of its Subsidiaries takes any action that would constitute a breach of this Section 3.02 if it were authorized or permitted by Stockholder, such action shall constitute a breach of this Section 3.02 by Stockholder, whether or not such action shall have been authorized or permitted by Stockholder or any of its Subsidiaries, unless such Representative has agreed (in any capacity) in a writing enforceable by such party not to take any such action. Notwithstanding the restrictions set forth above in this Section 3.02(a), in the event that Stockholder receives, after the date of this Agreement and prior to obtaining the Halley Stockholder Approval, a bona fide written Acquisition Proposal that did not result from any breach of this Section 3.02 and that the board of directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be, or to be reasonably expected to lead to, a Superior Proposal, Stockholder may (1) engage in negotiations with, furnish any information with respect to the Company and its Subsidiaries to, and afford access to the business, properties, assets, books or records of the Company and its Subsidiaries to, the Person or group (and their respective Representatives) making such Acquisition Proposal; provided, that prior to furnishing any such information, Stockholder (x) receives from such Person or group an executed confidentiality agreement containing terms and restrictions that are customary for confidentiality agreements executed in similar circumstances and (y) provides prior written notice to Spectrum and the Company; provided, further, that all such information is provided or made available to Spectrum and the Company (to the extent not previously provided or made available) substantially concurrently with it being provided or made available to such Third Party.

(b) Notwithstanding anything herein to the contrary, Section 3.02(a) shall not prohibit or limit Stockholder from taking any action (or inaction) that would not constitute a breach by the Company, if taken by the Company, pursuant to Section 5.3 of the Merger Agreement.

(c) Nothing set forth in this Agreement shall apply to or limit in any way a change of control of Stockholder (or Stockholder’s ultimate publicly traded parent company, as applicable) (whether by virtue of a merger, acquisition, consolidation or other similar transaction).

(d) Stockholder agrees that, without the prior written consent of Spectrum, neither it nor any of its Affiliates shall purchase, directly or indirectly, any shares of Saturn Common Stock or securities of Spectrum convertible into or exchangeable or exercisable for shares of Saturn Common Stock.

Section 3.03 Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all reasonable actions to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Spectrum, the Company or any of their respective Affiliates, Subsidiaries or successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) to the fullest extent permitted under Law, alleging a breach of any duty of the board of directors of Spectrum or the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby. Notwithstanding the foregoing, this Section 3.03 shall not apply to limit in any respect the right or ability of a party hereto to enforce the provisions of this Agreement.

Section 3.04. Preferred Share; Certain Agreements. Stockholder and the Company hereby each agree that, effective as of immediately prior to the Charter Amendment Effective Time, but conditioned upon the occurrence of the Charter Amendment Effective Time, (a) Stockholder shall transfer to the Company, and the Company shall acquire from Stockholder, for no additional consideration, the Preferred Share, (b) that certain Securities Purchase Agreement, dated May 12, 2011, by and among Harbinger Group Inc. (as predecessor to the Company), Stockholder, PECM Strategic Funding L.P., Providence TMT Debt Opportunity Fund II, L.P. and Wilton Re Holdings Limited, shall be terminated without liability or obligation of any party thereto and (c) the Company will enter into the Post-Closing Registration Rights Agreement with Stockholder and the other parties thereto.

Section 3.05 Amended and Restated Halley Charter. From and after the Effective Time, the Company shall (i)(A) cooperate with Stockholder and keep Stockholder reasonably informed with regard to any potential transactions involving a repurchase of shares (including by providing notice to Stockholder prior to any repurchase), and (B) not repurchase any shares of capital stock of the Company, in each case, that could cause any “Transfer” of “CF Turul Shares” (as such terms are defined in the Amended and Restated Halley Charter) prior to the “Expiration Date” (as defined in the Amended and Restated Halley Charter) pursuant to the “CF Turul Other Transfer Exceptions” (as defined in the Amended and Restated Halley Charter) to result in an “ownership change” (within the meaning of Section 382(g) of the Code) of the Company, and (ii) not repurchase any shares of capital stock of the Company without taking such action, including under the authority granted to the Company’s board of directors under Section 13.3 of the Amended and Restated Halley Charter, to assure that the number of shares of shares of capital stock that may be “Transferred” (as defined in the Amended and Restated Halley Charter) by Stockholder under the “CF Tural Exceptions” (as defined in the Amended and Restated Halley Charter) is not reduced by reason of such repurchase.

ARTICLE 4

MISCELLANEOUS

Section 4.01. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one Person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. “Acquisition Proposal” and “Superior Proposal” as used in this Agreement shall mean an Acquisition Proposal or Superior Proposal in respect of the Company.

Section 4.02. Further Assurances. The Company and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 4.03. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, (i) Spectrum has provided prior written consent to such amendment or waiver and (ii) such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the mutual written consent of the parties hereto, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, (d) the date of any Adverse Amendment and (e) the date of any Adverse Recommendation Change; provided that, in the case of clause (b), Section 3.05 (and, to the extent applicable, the provisions of this Article IV, and the relevant definitions set forth in this Agreement), shall survive the Effective Time until the “Expiration Date” (as defined in the Amended and Restated Halley Charter).

Section 4.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.05. Successors and Assigns; No Third-Party Rights. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Except as provided in the immediately following sentence, nothing in this Agreement is intended to confer on any Person (other than the parties hereto, Spectrum and their respective successors and assigns) any rights or remedies of any nature. Notwithstanding the foregoing, the parties hereto agree that Spectrum shall be an express third party beneficiary of this Agreement and, without limiting the generality of the foregoing, shall have the right to enforce this Agreement directly against the parties hereto.

Section 4.06. Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 4.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 4.08. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 4.09. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 4.10. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
Name: Ehsan Zargar
Title: Executive Vice President, General Counsel, Chief Operating Officer and Corporate Secretary

CF TURUL LLC

By:	/s/ James K. Noble III
Name: James K. Noble III
Title: Secretary

Class of Stock	Shares Owned
Common	32,994,740
Series A Convertible Preferred	1

Annex J

February 24, 2018

CONFIDENTIAL

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, New York 10022

Attention: Ehsan Zargar

Facsimile: (212) 906-8559

Email: ezargar@hrggroup.com

Leucadia National Corporation

520 Madison Avenue

New York, NY 10022

Attention: Michael J. Sharp

Facsimile: (646) 619-4974

Email: msharp@jefferies.com

CF Turul LLC

C/O Fortress Investment Group LLC

1 Market Street Spear Tower, 42nd Floor

San Francisco California 94105

Email: dmcknight@fortress.com

Re:     Side Letter

Ladies and Gentlemen:

This side letter relates to (i) the Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), by and among HRG Group, Inc. (“Halley”), Spectrum Brands Holdings, Inc. (“Saturn”), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC, and (ii) the certificate of incorporation of Halley to be effective at the closing of the transactions contemplated by the Agreement as provided therein (the “Halley Charter”). Capitalized terms used, but not defined, herein have the meanings ascribed to them in the Agreement or, if not defined in the Agreement, in the Halley Charter.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Leucadia National Corporation, a New York corporation (“Leucadia”) and CF Turul LLC (“Fortress”) may, prior to the Expiration Date, jointly propose to Halley a one-time adjustment to the allocation of the Unutilized Cushion Amount (as defined below) between the portions of the CFT Cushion Amount and the Leucadia Cushion Amount that remain unutilized at the time of such proposed adjustment, which adjustment shall be subject to Halley’s approval, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, the parties hereto agree that such adjustment shall be approved by Halley so long as both (i) following the adjustment, the portions of the CFT Cushion Amount and Leucadia Cushion Amount that remain unutilized at the time of such adjustment, in the aggregate, are no greater than the Unutilized Cushion Amount at the time of such adjustment and (ii) the aggregate number of Leucadia Shares and CFT Shares that are permitted to be Transferred by Leucadia and CF Turul pursuant to the Leucadia Exceptions and the CF Turul Exceptions through the utilization of the CFT Cushion Amount and the Leucadia Cushion Amount (taking into account any Transfers previously undertaken by Leucadia and/or CF Turul pursuant to the Leucadia Exceptions and the CF Turul Exceptions) is no greater than the amount of Leucadia Shares and CFT Shares that would otherwise have been permitted to have been Transferred by Leucadia and CF Turul through the utilization of the CFT Cushion Amount and the Leucadia Cushion Amount had no such adjustment been made.

2. For purposes of the foregoing, “Unutilized Cushion Amount” shall mean the sum of the Leucadia Cushion Amount and the CF Turul Cushion Amount that remains unutilized at the time such adjustment is proposed or made (as applicable), including, for example, to the extent all or a portion of the Leucadia Cushion Amount or the CF Turul Cushion Amount remains unutilized due to the Leucadia Distributions or CFT Distributions, respectively.

3. This side letter shall terminate and be of no further or effect if the Agreement is terminated prior to the Effective Time in accordance with its terms.

4. Any provision of this side letter may be amended or waived only with the prior written consent of each of the parties hereto and Saturn. The provisions of this side letter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this side letter without the consent of the other parties hereto. Except as provided in the immediately following sentence, nothing in this side letter is intended to confer on any Person (other than the parties hereto, Saturn and their respective successors and assigns) any rights or remedies of any nature. Notwithstanding the foregoing, the parties hereto agree that Saturn shall be an express third party beneficiary of this side letter and, without limiting the generality of the foregoing, shall have the right to enforce this side letter directly against the parties hereto. This side letter and any claim, controversy or dispute arising under or related thereto, the relationship of the parties hereto, and/or the interpretation and enforcement of the rights and duties of the parties hereto, whether arising at law or in equity, in contract, tort or otherwise, will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its rules regarding conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. This side letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. If any term, provision or covenant of this side letter is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this side letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

*    *    *    *    *

IN WITNESS WHEREOF, each of the undersigned has duly executed this side letter as of the date first above written.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	General Counsel & Chief Operating Officer

LEUCADIA NATIONAL CORPORATION

By:	/s/ Michael J. Sharp
	Name:	Michael J. Sharp
	Title:	EVP & GC

CF TURUL LLC

By:	/s/ James K. Noble
	Name:	James K. Noble
	Title:	Secretary

[Signature Page to Halley Side Letter]

Annex K

RIGHTS AGREEMENT

Dated as of February 24, 2018

between

Spectrum Brands Holdings, Inc.

and

COMPUTERSHARE TRUST COMPANY, N.A.

as Rights Agent

K-i

RIGHTS AGREEMENT

This Rights Agreement (this “Agreement”), dated as of February 24, 2018, is between Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”).

The Company has generated certain Tax Benefits for United States federal income tax purposes and the Company desires to avoid an “ownership change” within the meaning of Section 382 of the Code and to preserve the Company’s ability to utilize such Tax Benefits.

The Board of Directors of the Company (the “Board of Directors”) has authorized and declared a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock, par value $0.01 per share, of the Company outstanding on the Close of Business on March 8, 2018 (the “Record Date”) and has authorized the issuance of one Right with respect to each additional Common Share issued by the Company between the Record Date and the earliest of (i) the Close of Business on the Distribution Date, (ii) the Redemption Date and (iii) the Final Expiration Date, and additional Common Shares that shall become outstanding after the Distribution Date as provided in Section 22 of this Agreement, each Right initially representing the right to purchase one one-thousandth of a Preferred Share, subject to adjustment, upon the terms and subject to the conditions hereof.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties agree as follows:

1. Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

1.1 “Acquiring Person” means any Person (other than an Exempt Person) who or which, together with all Affiliates and Associates of such Person shall be the Beneficial Owner of 4.9 % or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) HRG Group, Inc., a Delaware corporation (“HRG”), (iv) any Subsidiary of HRG, (v) any employee benefit plan of the Company or of any Subsidiary of the Company, (vi) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan or (vii) any Person who or which, at the time of the first public announcement of this Agreement, is a Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional Common Shares then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder and this clause (vii) shall have no further force or effect with respect to such Person. For the avoidance of doubt, in the event that after the time of the first public announcement of this Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Shares expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Shares that confers Beneficial Ownership of Common Shares shall be considered the acquisition of Beneficial Ownership of additional Common Shares by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of this Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding.

Notwithstanding the foregoing, no Person shall become an Acquiring Person as the result of an acquisition of Common Shares by the Company (or any other action of the Company or to which the Company is a party having the effect of reducing the number of shares outstanding) which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 4.9% (or such other percentage as would otherwise result in such Person becoming an Acquiring Person) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person would, but for the provisions of this paragraph, become an Acquiring Person by reason of such action and following such action, such Person becomes the Beneficial Owner of any additional Common Shares of the Company such that the Person is or thereby becomes the Beneficial Owner of 4.9% (or such other percentage as would otherwise result in such Person becoming an Acquiring Person) or more of the Common Shares of the Company then outstanding (other than as a result of any action of the Company or to which the Company is a party described in this paragraph), then such Person shall be deemed to be an Acquiring Person.

Notwithstanding the foregoing, if the Board of Directors determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, then such Person shall not be deemed to have become an Acquiring Person. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an “Acquiring Person” has become so as a result of its actions in the ordinary course of its business that the Board of Directors determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person.”

Notwithstanding the foregoing, no Person shall become an Acquiring Person solely as a result of an Exempt Transaction.

“Notwithstanding anything in this Agreement to the contrary, none of HRG, HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of HRG (“Merger Sub 1”), HRG SPV Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HRG (“Merger Sub 2”) or their Subsidiaries, Affiliates or Associates (in each case excluding the Company and its Subsidiaries, as applicable) shall be, or shall be deemed to be, an Acquiring Person for purposes of this Agreement as a result of one or more of (i) the adoption, approval, execution or delivery of the Agreement and Plan of Merger, dated as of February 24, 2018, among the Company, HRG, Merger Sub 1 and Merger Sub 2 (the “Merger Agreement”), (ii) the public announcement of the Merger Agreement or any of the transactions contemplated by the Merger Agreement (including the Merger (as defined in the Merger Agreement)), or (iii) the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement (each event described in the preceding clauses (i) through (iii), an “Exempt Event”).

1.2 “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date of this Agreement.

1.3 A Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own,” or have “Beneficial Ownership” of, any securities:

1.3.1 which such Person actually owns (directly or indirectly) or would be deemed to actually or constructively own pursuant to Section 382 of the Code and the Treasury Regulations promulgated thereunder (including any coordinated acquisition of securities by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the Treasury Regulations promulgated thereunder));

1.3.2 which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act, as in effect on the date of this Agreement;

1.3.3 which such Person or any of such Person’s Affiliates or Associates has (i) the right or ability to vote, cause to be voted or control or direct the voting of pursuant to any agreement, arrangement or understanding, whether or not in writing; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security if the agreement, arrangement or understanding to vote such security (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (B) is not also then reportable on a statement on Schedule 13D under the Exchange Act (or any comparable or successor report) or (ii) the right or the obligation to become the Beneficial Owner (whether such right is exercisable or such obligation is required to be performed immediately or only after the passage of time, the occurrence of conditions or the satisfaction of regulatory requirements) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), written or otherwise, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so-called “stock-borrowing” agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement; provided, however, that a Person shall not be deemed to be the Beneficial Owner of, or to Beneficially Own, securities tendered pursuant to a tender or exchange offer made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act until such tendered securities are accepted for purchase or exchange;

1.3.4 which are Beneficially Owned (within the meaning of the preceding subsections of this Section 1.3), directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of any securities of the Company or cooperating in obtaining, changing or influencing the control of the Company; or

1.3.5 which are the subject of, or the reference securities for, or that underlie, any Derivative Position of such Person or any of such Person’s Affiliates or Associates, with the number of Common Shares deemed Beneficially Owned in respect of a Derivative Position being the notional or other number of Common Shares in respect of such Derivative Position that is specified in (i) one or more filings with the Securities and Exchange Commission by such Person or any of such Person’s Affiliates or Associates or (ii) the documentation evidencing such Derivative Position as the basis upon which the value or settlement amount of such Derivative Position, or the opportunity of the holder of such Derivative Position to profit or share in any profit, is to be calculated in whole or in part (whichever of (i) or (ii) is greater), or if no such number of Common Shares is specified in such filings or documentation (or such documentation is not available to the Board of Directors), as determined by the Board of Directors in its reasonable discretion.

Notwithstanding anything in this definition of Beneficial Owner to the contrary, the phrase “then outstanding,” when used with reference to a Person’s Beneficial Ownership of securities of the Company, means the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to Beneficially Own hereunder.

1.4 “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the state of New York are authorized or obligated by law or executive order to close.

1.5 “Close of Business” on any given date means 5:00 p.m., New York time, on such date; provided, however, that if such date is not a Business Day, it means 5:00 p.m., New York time, on the next succeeding Business Day.

1.6 “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.7 “Common Shares,” when used with reference to the Company, means the shares of Common Stock, par value $0.01 per share, of the Company. “Common Shares,” when used with reference to any Person other than the Company, means the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

1.8 “Common Stock Equivalents” has the meaning set forth in Section 11.1.3(ii)(C).

1.9 “Current Per Share Market Price” has the meaning set forth in Section 11.4.1.

1.10 “Current Value” has the meaning set forth in Section 11.1.3(i)(A).

1.11 “Derivative Position” shall mean any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Common Shares or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Common Shares and that increases in value as the market price or value of the Common Shares increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Common Shares, in each case regardless of whether (i) it conveys any voting rights in such Common Shares to any Person, (ii) it is required to be, or capable of being, settled through delivery of Common Shares or (iii) any Person (including the holder of such Derivative Position) may have entered into other transactions that hedge its economic effect.

1.12 “Distribution Date” has the meaning set forth in Section 3.1.

1.13 “Earning Power” has the meaning set forth in Section 13.3.

1.14 “Equivalent Preferred Shares” has the meaning set forth in Section 11.2.

1.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.16 “Exchange Property” has the meaning set forth in Section 24.6.

1.17 “Exchange Ratio” has the meaning set forth in Section 24.1.

1.18 “Exchange Recipients” has the meaning set forth in Section 24.6.

1.19 “Exempt Person” shall mean any Person that the Board of Directors determines is exempt from this Agreement, which determination shall be made in the sole and absolute discretion of the Board of Directors; provided, that any Person will cease to be an Exempt Person if the Board of Directors makes a contrary determination with respect to such Person regardless of the reason therefor.

1.20 “Exempt Transaction” means any transaction that the Board of Directors determines is exempt from this Agreement, which determination shall be made in the sole and absolute discretion of the Board of Directors, including for the avoidance of doubt, the Exempt Event.

1.21 “Final Expiration Date” means the earlier of (i) Close of Business on the one-year anniversary date of the date of this Agreement and (ii) immediately prior to the Effective Time (as defined in the Merger Agreement).

1.22 “Grandfathered Stockholder” has the meaning set forth in Section 1.1.

1.23 “NYSE” means the New York Stock Exchange.

1.24 “Person” means any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

1.25 “Preferred Shares” means shares of Series R Preferred Stock, par value $0.01 per share, of the Company having such rights and preferences as are set forth in the form of Certificate of Designation set forth as Exhibit A hereto, as the same may be amended from time to time.

1.26 “Purchase Price” has the meaning set forth in Section 7.2.

1.27 “Redemption Date” has the meaning set forth in Section 23.2.

1.28 “Redemption Price” has the meaning set forth in Section 23.1.

1.29 “Right Certificate” means a certificate evidencing a Right substantially in the form of Exhibit B hereto.

1.30 “Spread” has the meaning set forth in Section 11.1.3(i).

1.31 “Stock Acquisition Date” means the earliest of the date of (i) the public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (which, for purposes of this definition, shall include a statement on Schedule 13D filed pursuant to the Exchange Act), (ii) the public disclosure of facts by the Company or an Acquiring Person that reveals the existence of an Acquiring Person or indicating that an Acquiring Person has become an Acquiring Person, and (iii) the Board of Directors becoming aware of the existence of an Acquiring Person; provided, however, that notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not occur and shall not be deemed to have occurred as a result of an Exempt Event.

1.32 “Subsidiary” of any Person means any Person of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

1.33 “Substitution Period” has the meaning set forth in Section 11.1.3.

1.34 “Summary of Rights” means the Summary of Rights to Purchase Preferred Shares substantially in the form of Exhibit C hereto.

1.35 “Tax Benefits” shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Code and the Treasury Regulations promulgated thereunder, of HRG, the Company or any of its Subsidiaries.

1.36 “Trading Day” means a day on which the principal national securities exchange on which a security is listed or admitted to trading is open for the transaction of business or, if a security is not listed or admitted to trading on any national securities exchange, a Business Day.

1.37 “Treasury Regulations” shall mean any final, temporary and proposed regulation of the Department of Treasury under the Code and any successor regulation, including any amendments thereto.

1.38 “Trust” has the meaning set forth in Section 24.6.

2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the express terms and conditions hereof (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable, upon ten (10) days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-rights agent. In the event the Company appoints one or more co-rights agents, the respective duties of the Rights Agent and any co-rights Agent shall be as the Company shall reasonably determine, provided that such duties and determination are consistent with the terms and provisions of this Agreement and that contemporaneously with such appointment, if any, the Company shall notify the Rights Agent in writing thereof.

3. Issue of Right Certificates.

3.1 Until the earlier of (i) the Close of Business on the tenth day after the Stock Acquisition Date (or, in the event the Board of Directors determines on or before such tenth day to effect an exchange in accordance with Section 24 and determines in accordance with Section 24.6 that a later date is advisable, such later date) or (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than a Person who is not an Acquiring Person) of a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (such date being herein referred to as the “Distribution Date”; provided however, that notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not occur and shall not be deemed to have occurred as the result of an Exempt Transaction) (provided, however, that if such tender or exchange offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender or exchange offer), (x) the Rights will be evidenced by the certificates (or other evidence of book-entry or other uncertificated ownership) for Common Shares registered in the names of the holders thereof (which shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, at the expense of the Company and upon receipt of all relevant information, send) by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, substantially in the form of Exhibit B hereto, evidencing one Right for each Common Share so held, subject to adjustment as provided herein; provided, however, that the Rights may instead be recorded in book-entry or other uncertificated form, in which case such book-entries or other evidence of ownership shall be deemed to be Rights Certificates for all purposes of this Agreement; provided, further, that all procedures relating to actions to be taken or information to be provided with respect to such Rights recorded in book-entry or other uncertificated forms, and all requirements with respect to the form of any Rights Certificate set forth in this Agreement, may be modified as necessary or appropriate to reflect book-entry or other uncertificated ownership. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

3.2 As soon as practicable after the Record Date, the Company will make available a copy of the Summary of Rights to any holder of Rights who may request it prior to the Final Expiration Date. The Company shall provide the Rights Agent with written notice of the occurrence of the Final Expiration Date and the Rights Agent shall not be deemed to have knowledge of the occurrence of the Final Expiration Date, unless and until it shall have received such written notice.

3.3 Certificates for Common Shares which become outstanding (including, without limitation, reacquired Common Shares referred to in the last sentence of this Section 3.3) after the Record Date but prior to the earliest of (i) the Close of Business on the Distribution Date, (ii) the Redemption Date and (iii) the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between Spectrum Brands Holdings, Inc. and Computershare Trust Company, N.A., as Rights

Agent (or any successor rights agent), dated as of February 24, 2018, as it may from time to time be amended or supplemented pursuant to its terms (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Spectrum Brands Holdings, Inc. The Rights are not exercisable prior to the occurrence of certain events specified in the Rights Agreement. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced separately and will no longer be evidenced by this certificate. Spectrum Brands Holdings, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, Rights that are or were acquired or Beneficially Owned by Acquiring Persons (as defined in the Rights Agreement) may become null and void.

If the Company purchases or acquires any Common Shares after the Record Date but prior to the Close of Business on the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

4. Form of Right Certificates. Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent), or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the other provisions of this Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandths of a Preferred Share as shall be set forth therein at the Purchase Price, but the amount and type of securities purchasable upon exercise and the Purchase Price shall be subject to adjustment as provided herein.

5. Countersignature and Registration. Right Certificates shall be duly executed on behalf of the Company by its Chief Financial Officer or such other executive officer of the Company designated by the Chief Financial Officer of the Company, either manually or by facsimile signature, and shall be attested by the Secretary of the Company or such other executive officer of the Company designated by the Secretary of the Company, either manually or by facsimile signature. Upon written request by the Company, the Right Certificates shall be countersigned, either manually or by facsimile signature, by an authorized signatory of the Rights Agent, but it shall not be necessary for the same signatory to countersign all of the Right Certificates hereunder. No Right Certificate shall be valid for any purpose unless so countersigned, either manually or by facsimile. If any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates nevertheless may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company. Any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, is a proper officer of the Company to sign such Right Certificate, even if at the date of the execution of this Agreement such Person was not such an officer.

Following the Distribution Date, and receipt by the Rights Agent of written notice to that effect and all other relevant information referred to in this Agreement, the Rights Agent will keep or cause to be kept, at its office or offices designated for such purpose, books for registration of the transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates, and the date of each of the Right Certificates.

6. Transfer, Split-up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

6.1 Subject to the provisions of Section 14, at any time after the Close of Business on the Distribution Date, and prior to the earlier of the Redemption Date and the Close of Business on the Final Expiration Date, any Right Certificate (other than a Right Certificate representing Rights that have become void pursuant to Section 11.1.2 or that have been exchanged pursuant to Section 24) may be transferred, split up, combined or exchanged for another Right Certificate, entitling the registered holder to purchase a like number of Preferred Shares as the Right Certificate surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender (together with any required form of assignment and certificate duly executed and properly completed) the Right Certificate to be transferred, split up, combined or exchanged at the office or offices of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Right Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof, as the Company or the Rights Agent shall reasonably request. Thereupon, the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company or the Rights Agent may require payment from the holders of the Rights Certificates of a sum sufficient for any tax or governmental charge that may be imposed in connection with any transfer, split-up, combination or exchange of Right Certificates. The Rights Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made.

6.2 Subject to the provisions of Section 14, at any time after the Close of Business on the Distribution Date, and prior to the earlier of the Redemption Date or the Close of Business on the Final Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and the identity of the Beneficial Owner (or former Beneficial Owner) thereof (including a signature guarantee and such other documentation as the Rights Agent may reasonably request) and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and, at the Company’s or the Rights Agent’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and, in the case of mutilation, upon surrender to the Rights Agent and cancellation of the Right Certificate, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

7.1 The registered holder of any Right Certificate (other than a holder whose Rights have become void pursuant to Section 11.1.2 or have been exchanged pursuant to Section 24) may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the appropriate form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the offices of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request, together with payment of the Purchase Price for each one one-thousandth of a Preferred Share represented by a Right that is exercised and an amount equal to any applicable transfer tax or charges required to be paid pursuant to Section 9, prior to the earliest of (i) the Final Expiration Date, (ii) the time at which the Rights are redeemed pursuant to Section 23, and (iii) the time at which the Rights are exchanged pursuant to Section 24.

7.2 The purchase price to be paid upon the exercise of each Right to purchase one one-thousandth of a Preferred Share represented by a Right shall initially be $462.00 (the “Purchase Price”) and shall be payable in lawful money of the United States of America in accordance with Section 7.3. Each Right shall initially entitle the holder to acquire one one-thousandth of a Preferred Share upon exercise of the Right. The Purchase Price and the number of Preferred Shares or other securities for which a Right is exercisable shall be subject to adjustment from time to time as provided in Sections 11 and 13.

7.3 Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and certificate properly completed and duly executed, accompanied by payment of the Purchase Price for the number of Rights exercised and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 by cash, certified check, cashier’s check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i)(a) requisition from any transfer agent of the Preferred Shares (or from the Company if there shall be no such transfer agent, or make available, if the Rights Agent is the transfer agent) certificates for the number of Preferred Shares to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (b) requisition from any depositary agent for the Preferred Shares depositary receipts representing such number of Preferred Shares as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent), and the Company hereby directs any such depositary agent to comply with such request; (ii) when necessary to comply with this Agreement, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional Preferred Shares in accordance with Section 14; (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated in writing by such holder; and (iv) when necessary to comply with this Agreement, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to this Agreement, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when necessary to comply with this Agreement.

7.4 If the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to such holder’s duly authorized assigns, subject to the provisions of Section 14.

7.5 Notwithstanding anything in this Agreement or the Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights or other securities of the Company upon the occurrence of any purported transfer or exercise as set forth in this Section 7 unless such registered holder shall have (i) properly completed and duly executed the certificate contained in the appropriate form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company and the Rights Agent shall reasonably request.

8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split-up, combination or exchange shall, if surrendered to the Company or to any of its agents (other than the Rights Agent), be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. At the expense of the Company, the Rights Agent shall deliver all canceled Right Certificates which have been canceled by the Rights Agent to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

9. Status and Availability of Preferred Shares.

9.1 The Company covenants and agrees that it will cause to be reserved and kept available, out of its authorized and unissued Preferred Shares or any Preferred Shares held in its treasury, the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

9.2 The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and non-assessable shares.

9.3 The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise, and shall not be required to issue or deliver any certificates or depositary receipts for Preferred Shares upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s and the Rights Agent’s reasonable satisfaction that no such tax is due.

10. Preferred Shares Record Date. Each Person in whose name any certificate for Preferred Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that, if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions, or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11. Adjustment of Purchase Price, Number of Shares or Number of Rights.

11.1 General.

11.1.1 In the event the Company shall at any time after the date of this Agreement (i) declare a dividend on the Preferred Shares payable in Preferred Shares, (ii) subdivide the outstanding Preferred Shares, (iii) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (iv) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11.1, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.

11.1.2 Subject to the second paragraph of this Section 11.1.2 and to Section 24, from and after the Stock Acquisition Date, each holder of a Right shall have a right to receive, upon exercise of each Right, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of the Company as shall equal the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Company’s Common Shares (determined pursuant to Section 11.4) on the Stock Acquisition Date.

From and after the Stock Acquisition Date, any Rights that are or were acquired or Beneficially Owned by (1) an Acquiring Person (or any Associate or Affiliate of such Acquiring Person), (2) a transferee of any Acquiring Person (or of any such Associate or Affiliate) who becomes such a transferee after the Acquiring Person becomes an Acquiring Person or (3) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes such a transferee prior to or concurrently with the Acquiring Person becoming an Acquiring Person and who receives such Rights (I) with actual knowledge that the transferor is or was an Acquiring Person or (II) pursuant to either (x) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or any such Associate or Affiliate) or to any Person with whom the Acquiring Person (or such Associate or Affiliate) has any continuing agreement, arrangement, understanding or relationship (whether or not in writing) regarding the transferred Rights or (y) a transfer which the Board of Directors has determined is part of a plan, arrangement or understanding (whether or not in writing) which has as a primary purpose or effect of the avoidance of this Section 11.1.2, (each such Person described in (1)-(3) above, an “Excluded Person”) shall, in each such case, be null and void, and any holder of such Rights (whether or not such holder is an Acquiring Person or an Associate or Affiliate of an Acquiring Person) shall thereafter have no right to exercise such Rights under any provision of this Agreement. No Right Certificates shall be issued pursuant to Sections 3, 6, 7.4 or 11 or otherwise hereof that represents Rights that are or have become null and void pursuant to the provisions of this paragraph and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to the provisions of this paragraph shall, upon receipt of written notice directing it to do so, be canceled by the Rights Agent. Notwithstanding anything to the contrary in this Agreement, in no event shall any Rights held by HRG or any of its Subsidiaries become null or void pursuant to this Section 11.1.2 or any other provision of this Agreement.

11.1.3 If there are not sufficient authorized but unissued Common Shares to permit the exercise in full of the Rights in accordance with Section 11.1.2 or the exchange of the Rights in accordance with Section 24, or should the Board of Directors so elect, the Company may with respect to such deficiency, (i) determine the excess (the “Spread”) of (A) the value of the Common Shares issuable upon the exercise of a Right as provided in Section 11.1.2 (the “Current Value”) over (B) the Purchase Price, and (ii) with respect to each Right, make adequate provision to substitute for such Common Shares, upon payment of the applicable Purchase Price, any one or more of the following having an aggregate value determined by the Board of Directors to be equal to the Current Value: (A) cash, (B) a reduction in the Purchase Price, (C) Common Shares or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock which the Board of Directors has determined to have the same value as Common Shares (“Common Stock Equivalents”)), (D) debt securities of the Company or (E) other assets, property or instruments. The Company shall provide the Rights Agent with prompt reasonably detailed written notice of any final determination under the previous sentence.

If the Board of Directors shall determine in good faith that additional Common Shares should be authorized for issuance upon exercise in full of the Rights, the Company may suspend the exercisability of the Rights in order to seek any authorization of additional shares, decide the appropriate form of distribution to be made and determine the value thereof. If the exercisability of the Rights is suspended pursuant to this Section 11.1.3, the Company shall make a public announcement, and shall promptly deliver to the Rights Agent a statement, stating that the exercisability of the Rights has been temporarily suspended. When the suspension is no longer in effect, the Company shall make another public announcement, and promptly deliver to the Rights Agent a statement, so stating. For purposes of this Section 11.1.3, the value of the Common Shares shall be the Current Per Share Market Price (as determined pursuant to Section 11.4.1) of the Common Shares as of the Stock Acquisition Date,

and the value of any Common Stock Equivalent shall be deemed to have the same value as the Common Shares on such date.

11.2 If the Company fixes a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within forty-five calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares (“Equivalent Preferred Shares”)) or securities convertible into Preferred Shares or Equivalent Preferred Shares at a price per Preferred Share or Equivalent Preferred Share (or having a conversion price per share, if a security convertible into Preferred Shares or Equivalent Preferred Shares) less than the then Current Per Share Market Price of the Preferred Shares (as defined in Section 11.4.2) on such record date, the Purchase Price to be in effect after such record date shall be adjusted by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, (i) the numerator of which shall be (A) the number of Preferred Shares outstanding on such record date plus (B) the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares or Equivalent Preferred Shares to be offered (or the aggregate initial conversion price of the convertible securities to be offered) would purchase at such Current Per Share Market Price and (ii) the denominator of which shall be (A) the number of Preferred Shares outstanding on such record date plus (B) the number of additional Preferred Shares or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the Preferred Shares issuable upon exercise of one Right. If such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent. Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. If such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.3 If the Company fixes a record date for the making of a distribution to all holders of the Preferred Shares (including any distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11.2), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, (i) the numerator of which shall be the then Current Per Share Market Price of the Preferred Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness to be distributed or of such subscription rights or warrants applicable to one Preferred Share and (ii) the denominator of which shall be the then Current Per Share Market Price of the Preferred Shares; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the Preferred Shares to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed. If such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.4 Current Per Share Market Price.

11.4.1 For the purpose of any computation hereunder, the “Current Per Share Market Price” of any security on any date shall be deemed to be the average of the daily closing prices per share of such security for the thirty consecutive Trading Days immediately prior to such date; provided, however, that if the Current Per Share Market Price of the security is determined during a period (i) following the announcement by the issuer of such security of (A) a dividend or distribution on such security payable in shares of such security or other securities convertible into such shares, or (B) any subdivision, combination or reclassification of such security, and (ii) prior to the expiration of thirty Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the Current Per Share Market Price shall be appropriately adjusted to reflect the current market price per share equivalent of such security. The closing price for each day shall be the last sale price or, if no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported by the NYSE, or, if on any such date the security is not listed on the NYSE, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the security selected by the Board of Directors. If on any such date no such market maker is making a market in the security, the fair value of the security on such date as determined in good faith by the Board of Directors shall be used.

11.4.2 For the purpose of any computation hereunder, the “Current Per Share Market Price” of the Preferred Shares shall be determined in accordance with the method set forth in Section 11.4.1. If the Preferred Shares are not publicly traded, the “Current Per Share Market Price” of the Preferred Shares shall be conclusively deemed to be the Current Per Share Market Price of the Common Shares as determined pursuant to Section 11.4.1 (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof) multiplied by one thousand. If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, “Current Per Share Market Price” means the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent.

11.5 No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one ten-millionth of a Preferred Share or one ten-thousandth of any other share or security as the case may be. Notwithstanding the first sentence of this Section 11.5, any adjustment required by this Section 11 shall be made no later than three years from the date of the transaction which requires such adjustment.

11.6 If, as a result of an adjustment made pursuant to Section 11.1, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, the number of such other shares so receivable upon exercise of any Right shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Sections 11.1 through 11.3, inclusive, and the provisions of Sections 7, 9, 10 and 13 with respect to the Preferred Shares shall apply on like terms to any such other shares.

11.7 All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Preferred Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

11.8 Unless the Company exercises its election as provided in Section 11.9, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11.2 and 11.3, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandth of a Preferred Share (calculated to the nearest one ten-millionth of a Preferred Share) obtained by (i) multiplying the number of one one-thousandth of a Preferred Share covered by a Right immediately prior to this adjustment by the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

11.9 The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights in substitution for any adjustment in the number of Preferred Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Preferred Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one hundred-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. The record date may be the date on which the Purchase Price is adjusted or any day thereafter but, if the Right Certificates have been distributed, shall be at least ten days after the date of the public announcement. If Right Certificates have been distributed, upon each adjustment of the number of Rights pursuant to this Section 11.9, the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

11.10 Irrespective of any adjustment or change in the Purchase Price or the number of Preferred Shares issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of Preferred Shares which were expressed in the initial Right Certificates issued hereunder.

11.11 Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable Preferred Shares at such adjusted Purchase Price.

11.12 If this Section 11 requires that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may defer, until the occurrence of such event, issuing to the holder of any Right exercised after such record date Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring adjustment.

11.13 Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any (i) combination or subdivision of the Preferred Shares, (ii) issuance wholly for cash of any Preferred Shares at less than the Current Per Share Market Price, (iii) issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, (iv) dividends on Preferred Shares payable in Preferred Shares, or (v) issuance of any rights, options or warrants referred to in Section 11.2 made by the Company after the date of this Agreement to holders of its Preferred Shares shall not be taxable to such stockholders.

11.14 If, at any time after the date of this Agreement and prior to the Distribution Date, the Company (i) declares or pays any dividend on the Common Shares payable in Common Shares or (ii) effects a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise other than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then in any such case (a) the number of one one-thousandths of a Preferred Share purchasable after such event upon exercise of each Right shall be determined by multiplying the number of one one-thousandths of a Preferred Share so purchasable immediately prior to such event by a fraction, the numerator of which is the number of Common Shares outstanding immediately before such event and the denominator of which is the number of Common Shares outstanding immediately after such event, and (b) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights which each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11.14 shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is affected.

12. Certificate of Adjustment. Whenever an adjustment is made as provided in Sections 11 and 13, the Company shall promptly (i) prepare a certificate setting forth such adjustment and a reasonably detailed statement of the facts, computation, methodology and accounting for such adjustment, (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate, and (iii) if such adjustment occurs following a Distribution Date, mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall not be obligated or responsible for calculating any adjustment, nor shall the Rights Agent be deemed to have knowledge of such an adjustment or any such event, unless and until it shall have received such certificate.

13. Consolidation, Merger, Sale or Transfer of Assets or Earning Power.

13.1 If, at any time after a Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other Person; (ii) any Person consolidates with the Company, or merges with and into the Company, and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares are or will be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property; or (iii) the Company sells or otherwise transfers (or one or more of its Subsidiaries sell or otherwise transfer), in one or more transactions, assets or Earning Power aggregating 50% or more of the assets or Earning Power of the Company and its Subsidiaries (taken as a whole) to any other Person other than the Company or one or more of its wholly owned Subsidiaries, then proper provision shall be made so that (A) each holder of a Right (except as otherwise provided herein) shall have the right to receive, upon the exercise of each Right in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of such other Person (including the Company as successor thereto or as the surviving corporation) equal to the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Common Shares of such other Person (determined pursuant to Section 11.4 hereof) on the date of consummation of such consolidation, merger, sale or transfer; (B) the issuer of such Common Shares shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (C) the term “Company” shall thereafter be deemed to refer to such issuer; and (D) such issuer shall take steps (including, but not limited to, the reservation of a sufficient number of shares of its common stock in accordance with Section 9) in connection with such consummation as may be necessary to ensure that the provisions hereof shall thereafter be applicable in relation to the common stock thereafter deliverable upon the exercise of the Rights.

13.2 The Company shall not enter into any transaction of the kind referred to in this Section 13 if, at the time of such transaction, there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights. The provisions of this Section 13 shall apply to successive mergers or consolidations or sales or other transfers. Notwithstanding anything in this Agreement to the contrary, this Section 13 shall not apply to any Exempt Transaction.

13.3 For purposes of this Agreement, the “Earning Power” of the Company and its Subsidiaries shall be determined in good faith by the Company’s Board of Directors on the basis of the operating earnings of each business operated by the Company and its Subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by the Company or any Subsidiary during three full fiscal years preceding such date, during the period such business was operated by the Company or any Subsidiary).

14. Fractional Rights and Fractional Shares.

14.1 The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, the Company may instead pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14.1, the current market value of a whole Right shall be the closing price of the Rights (as determined pursuant to the second sentence of Section 11.4.1) for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable.

14.2 The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share). Fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an agreement between the Company and a depositary selected by the Company; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as Beneficial Owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company shall pay to each registered holder of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Preferred Share as the fraction of one Preferred Share that such holder would otherwise receive upon the exercise of the aggregate number of rights exercised by such holder. For the purposes of this Section 14.2, the current market value of a Preferred Share shall be the closing price of a Preferred Share (pursuant to Section 11.4.1) for the Trading Day immediately prior to the date of such exercise.

14.3 The closing price for any day shall be the last quoted price or, if not so quoted, the average of the high bid and low asked prices as reported by the NYSE, or if on any such date the Rights or Preferred Shares, as applicable, are not listed on the NYSE, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights or Preferred Shares, as applicable, selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights or Preferred Shares, as applicable, the fair value of the Rights or Preferred Shares, as applicable, on such date as determined in good faith by the Board of Directors shall be used.

14.4 The holder of a Right by the acceptance of the Right expressly waives any right to receive fractional Rights or fractional shares upon exercise of a Right (except as provided in this Section 14).

14.5 Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under any section of this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of, any payment for fractional Rights or fractional shares under any section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18, are vested in the respective registered holders of the Right Certificates. Any registered holder of any Right Certificate may, without the consent of the Rights Agent or of the holder of any other Right Certificate, on such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement by the Company and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations hereunder of the Company.

16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

16.1 prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

16.2 after the Distribution Date, the Right Certificates are transferable only on the registry books maintained by the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer with the appropriate form of certification, properly completed and duly executed, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request;

16.3 the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

16.4 notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of the inability of the Company or the Rights Agent to perform any of its or their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote or receive dividends, or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder accordance with a fee schedule to be mutually agreed upon, and, from time to time, on demand of the Rights Agent, to reimburse the Rights Agent for all of its reasonable expenses and counsel fees and other disbursements incurred in the preparation, delivery, negotiation, administration, execution and amendment, of this Agreement and the exercise and performance of its duties hereunder. The Company also covenants and agrees to indemnify the Rights Agent for, and to hold it harmless against, any and all loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel) that may be paid, incurred or suffered by it, or which it may become subject, without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the execution, acceptance and, administration of, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim or liability arising therefrom or in connection therewith, directly or indirectly. The provisions under this Section 18 and Section 20 below shall survive the expiration of the Rights and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent. The reasonable costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company to the extent that the Rights Agent is successful in so enforcing its right of indemnification.

The Rights Agent shall be fully authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in each case in reliance upon any Right Certificate or certificate for Preferred Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing.

Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

19. Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 19. If, at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned. If, at that time, any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent. In all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

If, at any time, the name of the Rights Agent changes and any of the Right Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned. If, at that time, any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name. In all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

20. Rights and Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly set forth in this Agreement and no implied duties or obligations shall be read into this Agreement against the Rights Agent. The Rights Agent shall perform its duties and obligations hereunder upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

20.1 The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee or legal counsel of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of as to any action taken or omitted by it in the absence of bad faith and in accordance with such advice or opinion.

20.2 Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) may be deemed to be conclusively proved and established by a certificate signed by a person reasonably believed by the Rights Agent to be any one of the Chief Financial Officer or the Secretary of the Company or any person authorized by the Chief Financial Officer or the Secretary of the Company to sign such certificate and delivered to the Rights Agent, and such certificate shall be full authorization to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall have no duty to act without such a certificate as set forth in this Section 20.2.

20.3 The Rights Agent shall be liable to the Company and any other Person hereunder only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought.

20.4 The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except as to its countersignature thereof) or be required to verify the same. All such statements and recitals are and shall be deemed to have been made by the Company only.

20.5 The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the legality or validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any determination by the Board of Directors with respect to the Rights or breach by the Company of any covenant or failure by the Company to satisfy any condition contained in this Agreement or in any Right Certificate; nor shall it be liable or responsible for any modification by or order of any court, tribunal or governmental authority in connection with the foregoing, any change in the exercisability of the Rights or any adjustment required under the provisions of Sections 11 or 13 or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12 describing such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when so issued, be validly authorized and issued, fully paid, and non-assessable.

20.6 The Company agrees that it will perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required or reasonably requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

20.7 The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder and certificates delivered pursuant to any provision hereof from any person reasonably believed by the Rights Agent to be from any one of the Chief Financial Officer or Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and such advice or instructions shall provide full authorization and protection to the Rights Agent, and the Rights Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with the written advice or instructions of any such officer or for any delay in acting while waiting for these instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent advice or instructions received by any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Agreement.

20.8 The Rights Agent and any affiliate, stockholder, director, officer, agent, representative or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company, or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, in each case in compliance with applicable laws. Nothing herein shall preclude the Rights Agent and such other Persons from acting in any other capacity for the Company or for any other legal entity.

20.9 The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents. The Rights Agent shall not be answerable or accountable for any act, omission, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment of such attorneys or agents thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

20.10 No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if the Rights Agent believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

20.11 The Rights Agent shall not be required to take notice or be deemed to have notice of any fact, event or determination (including, without limitation, any dates or events defined in this Agreement or the designation of any Person as an Acquiring Person, Affiliate or Associate) under this Agreement unless and until the Rights Agent shall be specifically notified in writing by the Company of such fact, event or determination, and all notices or other instruments required by this Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified in Section 26 hereof, and in the absence of such notice so delivered, the Rights Agent may conclusively assume no such event or condition exists.

20.12 The Rights Agent shall have no responsibility to the Company or any holders of the Rights Certificates for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

21. Change of Rights Agent . The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty days’ notice in writing mailed to the Company and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Shares and the Preferred Shares pursuant to Section 26. The Company may remove the Rights Agent or any successor Rights Agent upon thirty days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares and the Preferred Shares by registered or certified mail, and, after the Distribution Date, to the holders of the Right Certificates by first class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties as Rights Agent under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent or registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person (other than a natural person) organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise stock transfer powers, is subject to supervision or examination by federal or state authority, and has, along with its Affiliates, at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (b) an Affiliate of a Person described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed, and the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and shall execute and deliver any further assurance, conveyance, act or deed necessary for the purpose but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing, and shall thereafter be discharged from all duties and obligations hereunder. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and the Preferred Shares, and, after the Distribution Date, mail a notice in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22. Issuance of New Right Certificates . Notwithstanding any of the provisions of this Agreement or of the Right Certificates to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the earlier of the Redemption Date and the Close of Business on the Final Expiration Date, the Company may, with respect to Common Shares so issued or sold (i) pursuant to the exercise of stock options; (ii) under any employment plan or arrangement; (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company; or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale.

23. Redemption.

23.1 The Board of Directors may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish.

23.2 Immediately upon the time of the effectiveness of the redemption of the Rights or such earlier time as may be determined by the Board of Directors in the action ordering such redemption (although not earlier than the time of such action) (the “Redemption Date”), and without any further action and without any notice, the right to exercise the Rights shall terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption (with prompt written notice to the Rights Agent); provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within ten Business Days after action of the Board of Directors ordering the redemption of the Rights, the Company shall mail, or cause the Rights Agent to mail (at the expense of the Company), a notice of redemption to the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. If the payment of the Redemption Price is not included with such notice, each such notice shall state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24, other than in connection with the purchase of Common Shares prior to the Distribution Date.

24. Exchange.

24.1 The Board of Directors may, at its option, at any time after a Stock Acquisition Date, mandatorily exchange all or part of the then outstanding and exercisable Rights (which excludes Rights that have become void pursuant to Section 11.1.2) for Common Shares at an exchange ratio of one Common Share per one one-thousandths of a Preferred Share represented by a Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the “Exchange Ratio”). From and after the occurrence of an event specified in Section 13.1, any rights that theretofore have not been exchanged pursuant to this Section 24 shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24. The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

24.2 Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to Section 24.1, and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give reasonably detailed written notice of any such exchange to the Rights Agent, and shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such exchange. Within ten Business Days after action by the Board of Directors ordering the exchange of any Rights pursuant to Section 24.1, the Company shall mail, or cause the Rights Agent to mail, a notice of any such exchange to the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11.1.2) held by each holder of Rights.

24.3 In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Shares or Common Stock Equivalents for Common Shares exchangeable for Rights, at the initial rate of one one-thousandth of a Preferred Share (or an appropriate number of Common Stock Equivalents) for each Common Share, as appropriately adjusted.

24.4 If there shall not be sufficient Common Shares, Preferred Shares or Common Stock Equivalents authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares, Preferred Shares or Common Stock Equivalents for issuance upon exchange of the Rights.

24.5 The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company may instead pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current per share market value of a whole Common Share. For the purposes of this Section 24.5, the current per share market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11.4.1) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

24.6 Notwithstanding anything in this Section 24 to the contrary, the exchange of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish. Without limiting the preceding sentence, the Board of Directors may (i) in lieu of issuing Common Shares or any other securities contemplated by this Section 24 to the Persons entitled thereto in connection with the exchange (such Persons, the “Exchange Recipients,” and such shares and other securities, together with any dividends or distributions made on such shares or other securities, the “Exchange Property”) issue, transfer or deposit the Exchange Property to or into a trust or other entity (the “Trust”) created upon such terms as the Board of Directors may determine to hold all or a portion of the Exchange Property for the benefit of the Exchange Recipients, (ii) permit the Trust to exercise all of the rights that a stockholder of record would possess with respect to any shares deposited in the Trust and (iii) direct that all holders of Rights entitled to receive Exchange Property shall be entitled to receive such Exchange Property only from the Trust and only upon compliance with the relevant terms and provisions of the Trust and subject to such conditions as the Board of Directors in its sole discretion may establish. Prior to effecting an exchange of Rights, the Company may require (or cause the trustee or other governing body of the Trust to require), as a condition thereof, that any Exchange Recipient provide evidence that it is not an Acquiring Person, including, without limitation, evidence of the identity of the current or former Beneficial Owners thereof and their Affiliates and Associates. If any Person shall fail to comply with any request to provide such evidence, the Company shall be entitled conclusively to deem the Rights held by such Person to be null and void pursuant to Section 11.1.2 and not transferable or exercisable or exchangeable in connection herewith. In the event the Board of Directors determines, before the Distribution Date, to effect an exchange, the Board of Directors may delay the occurrence of the Distribution Date to such time as the Board of Directors deems advisable.

25. Notice of Certain Events.

25.1 If the Company shall after the Distribution Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular quarterly cash dividend); (ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options; (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares); (iv) to effect any consolidation or merger into or with any other Person, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or Earning Power of the Company and its Subsidiaries (taken as a whole) to any other Person; (v) to effect the liquidation, dissolution or winding-up of the Company; or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares, or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to each holder of a Right Certificate and the Rights Agent, in accordance with Section 26, a reasonably detailed notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution or winding-up is to take place and the date of participation therein by the holders of the Common Shares or Preferred Shares or both, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least ten days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least ten days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares or Preferred Shares or both, whichever shall be the earlier.

25.2 The Company shall, as soon as practicable after a Stock Acquisition Date, give to the Rights Agent and each holder of a Right Certificate, in accordance with Section 26, a notice that describes the transaction in which a Person became an Acquiring Person and the consequences of the transaction to holders of Rights under Section 11.1.2.

26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if in writing and when sent by overnight delivery service or first-class mail, postage prepaid, properly addressed (until another address is filed in writing with the Rights Agent) as follows:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: General Counsel

Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be deemed given upon receipt and shall be sufficiently given or made if in writing when sent by overnight delivery service or registered or certified mail properly addressed (until another address is filed in writing with the Company) as follows:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Attention: Client Services

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if in writing, when sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

27. Supplements and Amendments. The Company may from time to time, and the Rights Agent shall if the Company so directs in writing, supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any change to or delete any provision hereof or to adopt any other provisions with respect to the Rights which the Company may deem necessary or desirable; provided, however, that, from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates). For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and Preferred Shares) as contemplated hereby and to ensure that an Excluded Person does not obtain the benefits thereof, and amendments in respect of the foregoing shall not be deemed to adversely affect the interests of the holders of Rights. Any supplement or amendment authorized by this Section 27 will be evidenced by a writing signed by the Company and the Rights Agent, subject to certification by any of the officers of the Company listed in Section 20.2 that any such supplement or amendment complies with this Section 27. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has reasonably determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person or entity other than the Company, the Rights Agent and the registered holders of the Right Certificates any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates.

30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

31. Governing Law . This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the state of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that all provisions regarding the rights, duties, liabilities and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

32. Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

33. Descriptive Headings. Descriptive headings of the sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

34. Administration. Other than with respect to rights, duties, obligations and immunities of the Rights Agent, the Board of Directors shall have the exclusive power and authority to administer and interpret the provisions of this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company or as may be necessary or advisable in the administration of this Agreement. All such actions, calculations, determinations and interpretations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Company, the Rights Agent, holders of the Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of the Rights. The Rights Agent is entitled always to assume the Board of Directors acted in good faith and shall be fully protected and incur no liability in reliance thereon.

35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

[Signature Pages Follow]

The parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Spectrum Brands Holdings, Inc.

By:	/s/ Nathan E. Fagre
Name: Nathan E. Fagre
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Rights Agreement]

The parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Computershare Trust Company, N.A.

By:	/s/ Megan Roe
Name: Megan Roe
Title: Vice President - Client Services

[Signature Page to Rights Agreement]

EXHIBIT A

FORM

of

CERTIFICATE OF DESIGNATION

of

SERIES R PREFERRED STOCK

of

SPECTRUM BRANDS HOLDINGS, INC.

(Pursuant to Section 151 of the General Corporation

Law of the State of Delaware)

Spectrum Brands Holdings, Inc., a corporation organized and existing under General Corporation Law of the State of Delaware (“DGCL”) (the “Corporation”), hereby certifies that pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors on February 24, 2018 adopted the following resolution creating a series of Preferred Stock designated as Series R Preferred Stock (as hereinafter defined):

RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and it hereby is created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of this series shall be designated as Series R Preferred Stock (the “Series R Preferred Stock”), and the number of shares constituting the Series R Preferred Stock shall be 250,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series R Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series R Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any other stock) ranking prior and superior to the Series R Preferred Stock with respect to dividends, the holders of shares of Series R Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series R

Preferred Stock, in an amount (if any) per share (rounded to the nearest cent), subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate per share amount of all cash dividends, and 1,000 multiplied by the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Corporation or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series R Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series R Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series R Preferred Stock as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends due pursuant to paragraph (A) of this Section 2 shall begin to accrue and be cumulative on outstanding shares of Series R Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series R Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series R Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series R Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series R Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series R Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series R Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided in the Certificate of Incorporation, including any other Certificate of Designation creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series R Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise required by law, holders of Series R Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series R Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series R Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series R Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Series R Preferred Stock, except dividends paid ratably on the Series R Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series R Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (as to dividends and upon dissolution, liquidation or winding-up) to the Series R Preferred Stock.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series R Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. The Corporation shall take all such actions as are necessary to cause all such shares to become authorized but unissued shares of Preferred Stock that may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or in the Certificate of Incorporation, including any Certificate of Designation creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding-Up.

(A) Upon any liquidation, dissolution or winding-up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series R Preferred Stock unless, prior thereto, the holders of Series R Preferred Stock shall have received an amount per share (the “Series R Liquidation Preference”) equal to an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series R Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) If there are not sufficient assets available to permit payment in full of the Series R Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series R Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series R Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding-up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, Etc. If the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series R Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series R Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. Amendment. While any Series R Preferred Stock is issued and outstanding, the Certificate of Incorporation shall not be amended in any manner, including in a merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series R Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series R Preferred Stock, voting together as a single class.

Section 9. Rank. The Series R Preferred Stock shall rank, with respect to the payment of dividends and upon liquidation, dissolution and winding-up, junior to all other series of Preferred Stock, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its duly authorized officer this              day of February, 2018.

Spectrum Brands Holdings, Inc.

By:
Name:
Title:

EXHIBIT B

Form of Right Certificate

Certificate No. R-	Rights

NOT EXERCISABLE AFTER THE FINAL EXPIRATION DATE (AS DEFINED IN THE RIGHTS AGREEMENT) OR EARLIER IF REDEMPTION, EXCHANGE OR TERMINATION OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.00001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS, MAY BECOME NULL AND VOID.

Right Certificate

Spectrum Brands Holdings, Inc.

This certifies that                                                      , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement (the “Rights Agreement”), dated as of February 24, 2018, between Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (or any successor rights agent) (the “Rights Agent”), as may be amended from time to time, to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to the Final Expiration Date (as such term is defined in the Rights Agreement) or earlier under certain circumstances set forth in the Agreement, at the offices of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth of a fully paid non-assessable share of Series R Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a purchase price of $462.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase properly completed and duly executed, accompanied by such documentation as the Rights Agent may reasonably request. The number of Rights evidenced by this Right Certificate (and the number of one one-thousandths of a Preferred Share which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of February 24, 2018, based on the Preferred Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number of one one-thousandths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

From and after the occurrence of a Stock Acquisition Date (as defined in the Rights Agreement), if the Rights evidenced by this Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are incorporated herein by this reference and made a part hereof, and to which Rights Agreement reference is made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the office of the Rights Agent designated for such purpose.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or offices of the Rights Agent designated for such purpose, accompanied by such documentation as the Rights Agent may reasonably request, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, at the Company’s option, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.00001 per Right or (ii) may be exchanged in whole or in part for shares of the Company’s Common Stock, par value $0.01 per share, Preferred Shares, cash, debt securities or other assets, property or instruments. The shares and other securities transferred as part of the exchange may be transferred to a trust created upon such terms as the Board of Directors of the Company may determine.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of             .

Attest:	Spectrum Brands Holdings, Inc.

By:

Countersigned:

Rights Agent

By:
Authorized Signature

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED,                                                           hereby sells, assigns and transfers unto

(Please print name and address of transferee)

this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                          , Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Date:
Signature

Signature Guaranteed:

Signatures must be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by and were not acquired by the undersigned from an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement).

Signature

Form of Reverse Side of Right Certificate — continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise the Right Certificate.)

TO SPECTRUM BRANDS HOLDINGS, INC.:

The undersigned hereby irrevocably elects to exercise                          Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares be issued in the name of:

Please insert Social Security or other identifying number:                                                                                           .

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert Social Security or other identifying number:                                                                                           .

(Please print name and address)

Dated: ,
Signature

(Signature must conform to the holder specified on the Right Certificate)

Signature Guaranteed:

Signatures must be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).

Form of Reverse Side of Right Certificate — continued

————————————————————————————————

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by, were not acquired by the undersigned from and are not being assigned to an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement).

Signature

————————————————————————————————

NOTICE

The signature in the foregoing Forms of Assignment and Election to Purchase must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, such assignment or election to purchase will not be honored.

EXHIBIT C

UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS, MAY BECOME NULL AND VOID

SUMMARY OF RIGHTS TO PURCHASE

PREFERRED SHARES

On February 24, 2018, the Board of Directors of Spectrum Brands Holdings, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Shares”), outstanding on March 8, 2018 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series R Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $462.00 per one one-thousandth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 24, 2018, between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent. Capitalized terms used but not defined in this summary have the meanings ascribed to such terms in the Rights Agreement.

The Rights Agreement is intended to, among other things, avoid an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and thereby preserve the current ability of the Company to utilize certain net operating loss carryovers and other tax benefits of the Company and its subsidiaries.

Until the earlier to occur of (i) 10 days following a public announcement that a Person or group of affiliated or associated Persons (other than an Exempt Person) has acquired Beneficial Ownership of 4.9% or more of the outstanding Common Shares (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 4.9% or more of the outstanding Common Shares (the earlier of such dates, the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto (unless such Rights are recorded in book entry).

A Person shall not be deemed to be an Acquiring Person if such Person, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder becomes, after the date of the Rights Agreement, the Beneficial Owner of any additional Common Shares then such Grandfathered Stockholder shall no longer be deemed to be an a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder. For the avoidance of doubt, in the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Shares expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered

Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Shares that confers Beneficial Ownership of Common Shares shall be considered the acquisition of Beneficial Ownership of additional Common Shares by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding.

“Beneficial Ownership” shall include any securities such Person or any of such Person’s Affiliates or Associates (a) would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder, including any coordinated acquisition of securities by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the Treasury Regulations promulgated thereunder), (b) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (c) has the right to acquire or vote pursuant to any agreement, arrangement or understanding (except under limited circumstances), (d) which are directly or indirectly beneficially owned by any other Person with which such Person has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting such securities, or obtaining, changing or influencing control of the Company or (e) in respect of which such Person has a derivative position.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights (unless such Rights are recorded in book entry).

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) Close of Business on the one-year anniversary date of the date of this Agreement and (ii) immediately prior to the Effective Time (as defined in the Merger Agreement) (the “Final Expiration Date”).

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 multiplied by the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a payment per share equal to 1,000 multiplied by the aggregate payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 multiplied by the amount received per Common Share.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by this Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

If any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights Beneficially Owned by the Acquiring Person and its Affiliates and Associates (all of which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

If, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). The shares and other securities transferred as part of the exchange may be transferred to a trust created upon such terms as the Board of Directors of the Company may determine.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights. However, from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Annex L

RIGHTS AGREEMENT

Dated as of February 24, 2018

between

HRG Group, Inc.

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

as Rights Agent

L-i

RIGHTS AGREEMENT

This Rights Agreement (this “Agreement”), dated as of February 24, 2018, is between HRG Group, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a limited liability trust company (the “Rights Agent”).

The Company has generated certain Tax Benefits for United States federal income tax purposes and the Company desires to avoid an “ownership change” within the meaning of Section 382 of the Code and to preserve the Company’s ability to utilize such Tax Benefits.

The Board of Directors of the Company (the “Board of Directors”) has authorized and declared a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock, par value $0.01 per share, of the Company outstanding on the Close of Business on March 8, 2018 (the “Record Date”) and has authorized the issuance of one Right with respect to each additional Common Share issued by the Company between the Record Date and the earliest of (i) the Close of Business on the Distribution Date, (ii) the Redemption Date and (iii) the Final Expiration Date, and additional Common Shares that shall become outstanding after the Distribution Date as provided in Section 22 of this Agreement, each Right initially representing the right to purchase one one-thousandth of a Preferred Share, subject to adjustment, upon the terms and subject to the conditions hereof.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties agree as follows:

1. Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

1.1 “Acquiring Person” means any Person (other than an Exempt Person) who or which, together with all Affiliates and Associates of such Person shall be the Beneficial Owner of 4.9 % or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) CF Turul LLC, Leucadia National Corporation, and any of their respective Subsidiaries, (iv) any employee benefit plan of the Company or of any Subsidiary of the Company, (v) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan or (vi) any Person who or which, at the time of the first public announcement of this Agreement, is a Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional Common Shares then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder and this clause (vi) shall have no further force or effect with respect to such Person. For the avoidance of doubt, in the event that after the time of the first public announcement of this Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Shares expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Shares that confers Beneficial Ownership of Common Shares shall be considered the acquisition of Beneficial Ownership of additional Common Shares by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of this Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding.

Notwithstanding the foregoing, no Person shall become an Acquiring Person as the result of an acquisition of Common Shares by the Company (or any other action of the Company or to which the Company is a party having the effect of reducing the number of shares outstanding) which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 4.9% (or such other percentage as would otherwise result in such Person becoming an Acquiring Person) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person would, but for the provisions of this paragraph, become an Acquiring Person by reason of such action and following such action, such Person becomes the Beneficial Owner of any additional Common Shares of the Company such that the Person is or thereby becomes the Beneficial Owner of 4.9% (or such other percentage as would otherwise result in such Person becoming an Acquiring Person) or more of the Common Shares of the Company then outstanding (other than as a result of any action of the Company or to which the Company is a party described in this paragraph), then such Person shall be deemed to be an Acquiring Person.

Notwithstanding the foregoing, if the Board of Directors determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, then such Person shall not be deemed to have become an Acquiring Person. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an “Acquiring Person” has become so as a result of its actions in the ordinary course of its business that the Board of Directors determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person.”

Notwithstanding the foregoing, no Person shall become an “Acquiring Person” solely as a result of an Exempt Transaction.

1.2 “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date of this Agreement.

1.3 A Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own,” or have “Beneficial Ownership” of, any securities:

1.3.1 which such Person actually owns (directly or indirectly) or would be deemed to actually or constructively own pursuant to Section 382 of the Code and the Treasury Regulations promulgated thereunder (including any coordinated acquisition of securities by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the Treasury Regulations promulgated thereunder));

1.3.2 which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act, as in effect on the date of this Agreement;

1.3.3 which such Person or any of such Person’s Affiliates or Associates has (i) the right or ability to vote, cause to be voted or control or direct the voting of pursuant to any agreement, arrangement or understanding, whether or not in writing; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security if the agreement, arrangement or understanding to vote such security (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (B) is not also then reportable on a statement on Schedule 13D under the Exchange Act (or any comparable or successor report) or (ii) the right or the obligation to become the Beneficial Owner (whether such right is exercisable or such obligation is required to be performed immediately or only after the passage of time, the occurrence of conditions or the satisfaction of regulatory requirements) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), written or otherwise, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so-called “stock-borrowing” agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement; provided, however, that a Person shall not be deemed to be the Beneficial Owner of, or to Beneficially Own, securities tendered pursuant to a tender or exchange offer made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act until such tendered securities are accepted for purchase or exchange;

1.3.4 which are Beneficially Owned (within the meaning of the preceding subsections of this Section 1.3), directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of any securities of the Company or cooperating in obtaining, changing or influencing the control of the Company; or

1.3.5 which are the subject of, or the reference securities for, or that underlie, any Derivative Position of such Person or any of such Person’s Affiliates or Associates, with the number of Common Shares deemed Beneficially Owned in respect of a Derivative Position being the notional or other number of Common Shares in respect of such Derivative Position that is specified in (i) one or more filings with the Securities and Exchange Commission by such Person or any of such Person’s Affiliates or Associates or (ii) the documentation evidencing such Derivative Position as the basis upon which the value or settlement amount of such Derivative Position, or the opportunity of the holder of such Derivative Position to profit or share in any profit, is to be calculated in whole or in part (whichever of (i) or (ii) is greater), or if no such number of Common Shares is specified in such filings or documentation (or such documentation is not available to the Board of Directors), as determined by the Board of Directors in its reasonable discretion.

Notwithstanding anything in this definition of Beneficial Owner to the contrary, the phrase “then outstanding,” when used with reference to a Person’s Beneficial Ownership of securities of the Company, means the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to Beneficially Own hereunder.

1.4 “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the state of New York are authorized or obligated by law or executive order to close.

1.5 “Close of Business” on any given date means 5:00 p.m., New York time, on such date; provided, however, that if such date is not a Business Day, it means 5:00 p.m., New York time, on the next succeeding Business Day.

1.6 “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.7 “Common Shares,” when used with reference to the Company, means the shares of Common Stock, par value $0.01 per share, of the Company. “Common Shares,” when used with reference to any Person other than the Company, means the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

1.8 “Common Stock Equivalents” has the meaning set forth in Section 11.1.3(ii)(C).

1.9 “Current Per Share Market Price” has the meaning set forth in Section 11.4.1.

1.10 “Current Value” has the meaning set forth in Section 11.1.3(i)(A).

1.11 “Derivative Position” shall mean any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Common Shares or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Common Shares and that increases in value as the market price or value of the Common Shares increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Common Shares, in each case regardless of whether (i) it conveys any voting rights in such Common Shares to any Person, (ii) it is required to be, or capable of being, settled through delivery of Common Shares or (iii) any Person (including the holder of such Derivative Position) may have entered into other transactions that hedge its economic effect.

1.12 “Distribution Date” has the meaning set forth in Section 3.1.

1.13 “Earning Power” has the meaning set forth in Section 13.3.

1.14 “Equivalent Preferred Shares” has the meaning set forth in Section 11.2.

1.15 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.16 “Exchange Property” has the meaning set forth in Section 24.6.

1.17 “Exchange Ratio” has the meaning set forth in Section 24.1.

1.18 “Exchange Recipients” has the meaning set forth in Section 24.6.

1.19 “Exempt Person” shall mean any Person in respect of which the Board of Directors determines that (i) such Person should be exempt from this Agreement and (ii) the exemption of such Person from this Agreement is consistent with the preservation of the Company’s Tax Benefits, which determination shall be made in the sole and absolute discretion of the Board of Directors; provided, that any Person will cease to be an Exempt Person if the Board of Directors makes a contrary determination with respect to such Person regardless of the reason therefor.

1.20 “Exempt Transaction” means (i) any transaction that the Board of Directors determines is exempt from this Agreement, which determination shall be made in the sole and absolute discretion of the Board of Directors, including, for the avoidance of doubt, the transactions contemplated by the Merger Agreement and (ii) any acquisition, disposition or other transfer by CF Turul LLC, Leucadia National Corporation, or any of their respective Subsidiaries.

1.21 “Final Expiration Date” means the earlier of (i) the Close of Business on the one-year anniversary date of the date of this Agreement and (ii) the Close of Business on the date which is 60 days following the termination of the Merger Agreement in accordance with its terms.

1.22 “Grandfathered Stockholder” has the meaning set forth in Section 1.1.

1.23 “Merger Agreement” means that certain Agreement and Plan of Merger dated as of the date hereof, by and among the Company, Spectrum Brands Holdings, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC.

1.24 “NYSE” means the New York Stock Exchange.

1.25 “Person” means any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

1.26 “Preferred Shares” means shares of Series B Preferred Stock, par value $0.01 per share, of the Company having such rights and preferences as are set forth in the form of Certificate of Designation set forth as Exhibit A hereto, as the same may be amended from time to time.

1.27 “Purchase Price” has the meaning set forth in Section 7.2.

1.28 “Redemption Date” has the meaning set forth in Section 23.2.

1.29 “Redemption Price” has the meaning set forth in Section 23.1.

1.30 “Right Certificate” means a certificate evidencing a Right substantially in the form of Exhibit B hereto.

1.31 “Spread” has the meaning set forth in Section 11.1.3(i).

1.32 “Stock Acquisition Date” means the earliest of the date of (i) the public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (which, for purposes of this definition, shall include a statement on Schedule 13D filed pursuant to the Exchange Act), (ii) the public disclosure of facts by the Company or an Acquiring Person that reveals the existence of an Acquiring Person or indicating that an Acquiring Person has become an Acquiring Person, and (iii) the Board of Directors becoming aware of the existence of an Acquiring Person; provided, however, that notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not occur and shall not be deemed to have occurred as a result of an Exempt Transaction.

1.33 “Subsidiary” of any Person means any Person of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

1.34 “Substitution Period” has the meaning set forth in Section 11.1.3.

1.35 “Summary of Rights” means the Summary of Rights to Purchase Preferred Shares substantially in the form of Exhibit C hereto.

1.36 “Tax Benefits” shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Code and the Treasury Regulations promulgated thereunder, of the Company or any of its Subsidiaries.

1.37 “Trading Day” means a day on which the principal national securities exchange on which a security is listed or admitted to trading is open for the transaction of business or, if a security is not listed or admitted to trading on any national securities exchange, a Business Day.

1.38 “Treasury Regulations” shall mean any final, temporary and proposed regulation of the Department of Treasury under the Code and any successor regulation, including any amendments thereto.

1.39 “Trust” has the meaning set forth in Section 24.6.

2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the express terms and conditions hereof (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable, upon 10 days’ prior written notice to the Rights Agent. The Rights Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such co-rights agent. In the event the Company appoints one or more co-rights agents, the respective duties of the Rights

Agent and any co-rights Agent shall be as the Company shall reasonably determine, provided that such duties and determination are consistent with the terms and provisions of this Agreement and that contemporaneously with such appointment, if any, the Company shall notify the Rights Agent in writing thereof.

3. Issue of Right Certificates.

3.1 Until the earlier of (i) the Close of Business on the tenth day after the Stock Acquisition Date (or, in the event the Board of Directors determines on or before such tenth day to effect an exchange in accordance with Section 24 and determines in accordance with Section 24.6 that a later date is advisable, such later date) or (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than a Person who is not an Acquiring Person) of a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (such date being herein referred to as the “Distribution Date”); provided, however, that notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not occur and shall not be deemed to have occurred as a result of an Exempt Transaction (provided, however, that if such tender or exchange offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender or exchange offer), (x) the Rights will be evidenced by the certificates (or other evidence of book-entry or other uncertificated ownership) for Common Shares registered in the names of the holders thereof (which shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, at the expense of the Company and upon receipt of all relevant information, send) by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, a Rights Certificate, substantially in the form of Exhibit B hereto, evidencing one Right for each Common Share so held, subject to adjustment as provided herein; provided, however, that the Rights may instead be recorded in book-entry or other uncertificated form, in which case such book-entries or other evidence of ownership shall be deemed to be Right Certificates for all purposes of this Agreement; provided, further, that all procedures relating to actions to be taken or information to be provided with respect to such Rights recorded in book-entry or other uncertificated forms, and all requirements with respect to the form of any Rights Certificate set forth in this Agreement, may be modified as necessary or appropriate to reflect book-entry or other uncertificated ownership. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

3.2 As soon as practicable after the Record Date, the Company will make available a copy of the Summary of Rights to any holder of Rights who may request it prior to the Final Expiration Date. The Company shall provide the Rights Agent with written notice of the occurrence of the Final Expiration Date and the Rights Agent shall not be deemed to have knowledge of the occurrence of the Final Expiration Date, unless and until it shall have received such written notice.

3.3 Certificates for Common Shares which become outstanding (including reacquired Common Shares referred to in the last sentence of this Section 3.3) after the Record Date but prior to the earliest of (i) the Close of Business on the Distribution Date, (ii) the Redemption Date and (iii) the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between HRG Group, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (or any successor rights agent), dated as of February 24, 2018, as it may from time to time be amended or supplemented pursuant to its terms (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of HRG Group, Inc. The Rights are not exercisable prior to the occurrence of certain events specified in the Rights

Agreement. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced separately and will no longer be evidenced by this certificate. HRG Group, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, Rights that are or were acquired or Beneficially Owned by Acquiring Persons (as defined in the Rights Agreement) may become null and void.

If the Company purchases or acquires any Common Shares after the Record Date but prior to the Close of Business on the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

4. Form of Right Certificates. Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent), or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the other provisions of this Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandths of a Preferred Share as shall be set forth therein at the Purchase Price, but the amount and type of securities purchasable upon exercise and the Purchase Price shall be subject to adjustment as provided herein.

5. Countersignature and Registration. Right Certificates shall be duly executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer or such other executive officer of the Company designated by the Chief Financial Officer of the Company, either manually or by facsimile signature, and shall be attested by the Secretary of the Company or such other executive officer of the Company designated by the Secretary of the Company, either manually or by facsimile signature. Upon written request by the Company, the Right Certificates shall be countersigned, either manually or by facsimile signature, by an authorized signatory of the Rights Agent, but it shall not be necessary for the same signatory to countersign all of the Right Certificates hereunder. No Right Certificate shall be valid for any purpose unless so countersigned, either manually or by facsimile. If any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates nevertheless may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company. Any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, is a proper officer of the Company to sign such Right Certificate, even if at the date of the execution of this Agreement such Person was not such an officer.

Following the Distribution Date, and receipt by the Rights Agent of written notice to that effect and all other relevant information referred to in this Agreement, the Rights Agent will keep or cause to be kept, at its office or offices designated for such purpose, books for registration of the transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates, and the date of each of the Right Certificates.

6. Transfer, Split-up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

6.1 Subject to the provisions of Section 14, at any time after the Close of Business on the Distribution Date, and prior to the earlier of the Redemption Date and the Close of Business on the Final Expiration Date, any Right

Certificate (other than a Right Certificate representing Rights that have become void pursuant to Section 11.1.2 or that have been exchanged pursuant to Section 24) may be transferred, split up, combined or exchanged for another Right Certificate, entitling the registered holder to purchase a like number of Preferred Shares as the Right Certificate surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender (together with any required form of assignment and certificate duly executed and properly completed) the Right Certificate to be transferred, split up, combined or exchanged at the office or offices of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Right Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof, as the Company or the Rights Agent shall reasonably request. Thereupon, the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company or the Rights Agent may require payment from the holders of the Rights Certificates of a sum sufficient for any tax or governmental charge that may be imposed in connection with any transfer, split-up, combination or exchange of Right Certificates. The Rights Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made.

6.2 Subject to the provisions of Section 14, at any time after the Close of Business on the Distribution Date, and prior to the earlier of the Redemption Date or the Close of Business on the Final Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and the identity of the Beneficial Owner (or former Beneficial Owner) thereof (including a signature guarantee and such other documentation as the Rights Agent may reasonably request) and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and, at the Company’s or the Rights Agent’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and, in the case of mutilation, upon surrender to the Rights Agent and cancellation of the Right Certificate, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

7.1 The registered holder of any Right Certificate (other than a holder whose Rights have become void pursuant to Section 11.1.2 or have been exchanged pursuant to Section 24) may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the appropriate form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the offices of the Rights Agent designated for such purpose, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request, together with payment of the Purchase Price for each one one-thousandth of a Preferred Share represented by a Right that is exercised and an amount equal to any applicable transfer tax or charges required to be paid pursuant to Section 9, prior to the earliest of (i) the Final Expiration Date, (ii) the time at which the Rights are redeemed pursuant to Section 23, and (iii) the time at which the Rights are exchanged pursuant to Section 24.

7.2 The purchase price to be paid upon the exercise of each Right to purchase one one-thousandth of a Preferred Share represented by a Right shall initially be $71.55 (the “Purchase Price”) and shall be payable in lawful money of the United States of America in accordance with Section 7.3. Each Right shall initially entitle the holder to acquire one one-thousandth of a Preferred Share upon exercise of the Right. The Purchase Price and the number of Preferred Shares or other securities for which a Right is exercisable shall be subject to adjustment from time to time as provided in Sections 11 and 13.

7.3 Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and certificate properly completed and duly executed, accompanied by payment of the Purchase Price for the number of Rights exercised and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 by cash, certified check, cashier’s check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i)(a) requisition from any transfer agent of the Preferred Shares (or from the Company if there shall be no such transfer agent, or make available, if the Rights Agent is the transfer agent) certificates for the number of Preferred Shares to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (b) requisition from any depositary agent for the Preferred Shares depositary receipts representing such number of Preferred Shares as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent), and the Company hereby directs any such depositary agent to comply with such request; (ii) when necessary to comply with this Agreement, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional Preferred Shares in accordance with Section 14; (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated in writing by such holder; and (iv) when necessary to comply with this Agreement, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to this Agreement, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when necessary to comply with this Agreement.

7.4 If the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to such holder’s duly authorized assigns, subject to the provisions of Section 14.

7.5 Notwithstanding anything in this Agreement or the Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights or other securities of the Company upon the occurrence of any purported transfer or exercise as set forth in this Section 7 unless such registered holder shall have (i) properly completed and duly executed the certificate contained in the appropriate form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company and the Rights Agent shall reasonably request.

8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split-up, combination or exchange shall, if surrendered to the Company or to any of its agents (other than the Rights Agent), be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. At the expense of the Company, the Rights Agent shall deliver all canceled Right Certificates which have been canceled by the Rights Agent to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

9. Status and Availability of Preferred Shares.

9.1 The Company covenants and agrees that it will cause to be reserved and kept available, out of its authorized and unissued Preferred Shares or any Preferred Shares held in its treasury, the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

9.2 The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and non-assessable shares.

9.3 The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise, and the Company and the Rights Agent shall not be required to issue or deliver any certificates or depositary receipts for Preferred Shares upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s and the Rights Agent’s reasonable satisfaction that no such tax is due.

10. Preferred Shares Record Date. Each Person in whose name any certificate for Preferred Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that, if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including the right to vote, to receive dividends or other distributions, or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11. Adjustment of Purchase Price, Number of Shares or Number of Rights.

11.1 General.

11.1.1 In the event the Company shall at any time after the date of this Agreement (i) declare a dividend on the Preferred Shares payable in Preferred Shares, (ii) subdivide the outstanding Preferred Shares, (iii) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (iv) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11.1, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.

11.1.2 Subject to the second paragraph of this Section 11.1.2 and to Section 24, from and after the Stock Acquisition Date, each holder of a Right shall have a right to receive, upon exercise of each Right, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of the Company as shall equal the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Company’s Common Shares (determined pursuant to Section 11.4) on the Stock Acquisition Date.

From and after the Stock Acquisition Date, any Rights that are or were acquired or Beneficially Owned by (1) an Acquiring Person (or any Associate or Affiliate of such Acquiring Person), (2) a transferee of any Acquiring Person (or of any such Associate or Affiliate) who becomes such a transferee after the Acquiring Person becomes an Acquiring Person or (3) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes such a transferee prior to or concurrently with the Acquiring Person becoming an Acquiring Person and who receives such Rights (I) with actual knowledge that the transferor is or was an Acquiring Person or (II) pursuant to either (x) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or any such Associate or Affiliate) or to any Person with whom the Acquiring Person (or such Associate or Affiliate) has any continuing agreement, arrangement, understanding or relationship (whether or not in writing) regarding the transferred Rights or (y) a transfer which the Board of Directors has determined is part of a plan, arrangement or understanding (whether or not in writing) which has as a primary purpose or effect of the avoidance of this Section 11.1.2, (each such Person described in (1)-(3) above, an “Excluded Person”) shall, in each such case, be null and void, and any holder of such Rights (whether or not such holder is an Acquiring Person or an Associate or Affiliate of an Acquiring Person) shall thereafter have no right to exercise such Rights under any provision of this Agreement. No Right Certificates shall be issued pursuant to Sections 3, 6, 7.4 or 11 or otherwise hereof that represents Rights that are or have become null and void pursuant to the provisions of this paragraph and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become null and void pursuant to the provisions of this paragraph shall, upon receipt of written notice directing it to do so, be canceled by the Rights Agent.

Notwithstanding any other provision of this Agreement, in no event shall Rights held by the Company, CF Turul LLC, Leucadia National Corporation or any of their respective Subsidiaries become null or void under this Section 11.1.2 or any other provision of this Agreement.

11.1.3 If there are not sufficient authorized but unissued Common Shares to permit the exercise in full of the Rights in accordance with Section 11.1.2 or the exchange of the Rights in accordance with Section 24, or should the Board of Directors so elect, the Company may with respect to such deficiency, (i) determine the excess (the “Spread”) of (A) the value of the Common Shares issuable upon the exercise of a Right as provided in Section 11.1.2 (the “Current Value”) over (B) the Purchase Price, and (ii) with respect to each Right, make adequate provision to substitute for such Common Shares, upon payment of the applicable Purchase Price, any one or more of the following having an aggregate value determined by the Board of Directors to be equal to the Current Value: (A) cash, (B) a reduction in the Purchase Price, (C) Common Shares or other equity securities of the Company (including shares, or units of shares, of preferred stock which the Board of Directors has determined to have the same value as Common Shares (“Common Stock Equivalents”)), (D) debt securities of the Company or (E) other assets, property or instruments. The Company shall provide the Rights Agent with prompt reasonably detailed written notice of any final determination under the previous sentence.

If the Board of Directors shall determine in good faith that additional Common Shares should be authorized for issuance upon exercise in full of the Rights, the Company may suspend the exercisability of the Rights in order to seek any authorization of additional shares, decide the appropriate form of distribution to be made and determine the value thereof. If the exercisability of the Rights is suspended pursuant to this Section 11.1.3, the Company shall make a public announcement, and shall promptly deliver to the Rights Agent a statement, stating that the exercisability of the Rights has been temporarily suspended. When the suspension is no longer in effect, the Company shall make another public announcement, and promptly deliver to the Rights Agent a statement, so stating. For purposes of this Section 11.1.3, the value of the Common Shares shall be the Current Per Share Market Price (as determined pursuant to Section 11.4.1) of the Common Shares as of the Stock Acquisition Date, and the value of any Common Stock Equivalent shall be deemed to have the same value as the Common Shares on such date.

11.2 If the Company fixes a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within forty-five calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares (“Equivalent Preferred Shares”)) or securities convertible into Preferred Shares or Equivalent Preferred Shares at a price per Preferred Share or Equivalent Preferred Share (or having a conversion price per share, if a security convertible into Preferred Shares or Equivalent Preferred Shares) less than the then Current Per Share Market Price of the Preferred Shares (as defined in Section 11.4.2) on such record date, the Purchase Price to be in effect after such record date shall be adjusted by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, (i) the numerator of which shall be (A) the number of Preferred Shares outstanding on such record date plus (B) the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares or Equivalent Preferred Shares to be offered (or the aggregate initial conversion price of the convertible securities to be offered) would purchase at such Current Per Share Market Price and (ii) the denominator of which shall be (A) the number of Preferred Shares outstanding on such record date plus (B) the number of additional Preferred Shares or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the Preferred Shares issuable upon exercise of one Right. If such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent. Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. If such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.3 If the Company fixes a record date for the making of a distribution to all holders of the Preferred Shares (including any distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11.2), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, (i) the numerator of which shall be the then Current Per Share Market Price of the Preferred Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness to be distributed or of such subscription rights or warrants applicable to one Preferred Share and (ii) the denominator of which shall be the then Current Per Share Market Price of the Preferred Shares; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the Preferred Shares to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed. If such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.4 Current Per Share Market Price.

11.4.1 For the purpose of any computation hereunder, the “Current Per Share Market Price” of any security on any date shall be deemed to be the average of the daily closing prices per share of such security for the thirty consecutive Trading Days immediately prior to such date; provided, however, that if the Current Per Share Market Price of the security is determined during a period (i) following the announcement by the issuer of such security of (A) a dividend or distribution on such security payable in shares of such security or other securities convertible into such shares, or (B) any subdivision, combination or reclassification of such security, and (ii) prior to the expiration of thirty Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the Current Per Share Market Price shall be appropriately adjusted to reflect the current market price per share equivalent of such security. The closing price for each day shall be the last sale price or, if no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported by the NYSE, or, if on any such date the security is not listed on the NYSE, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the security selected by the Board of Directors. If on any such date no such market maker is making a market in the security, the fair value of the security on such date as determined in good faith by the Board of Directors shall be used.

11.4.2 For the purpose of any computation hereunder, the “Current Per Share Market Price” of the Preferred Shares shall be determined in accordance with the method set forth in Section 11.4.1. If the Preferred Shares are not publicly traded, the “Current Per Share Market Price” of the Preferred Shares shall be conclusively deemed to be the Current Per Share Market Price of the Common Shares as determined pursuant to Section 11.4.1 (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof) multiplied by one thousand. If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, “Current Per Share Market Price” means the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent.

11.5 No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one ten-millionth of a Preferred Share or one ten-thousandth of any other share or security as the case may be. Notwithstanding the first sentence of this Section 11.5, any adjustment required by this Section 11 shall be made no later than three years from the date of the transaction which requires such adjustment.

11.6 If, as a result of an adjustment made pursuant to Section 11.1, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, the number of such other shares so receivable upon exercise of any Right shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Sections 11.1 through 11.3, inclusive, and the provisions of Sections 7, 9, 10 and 13 with respect to the Preferred Shares shall apply on like terms to any such other shares.

11.7 All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Preferred Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

11.8 Unless the Company exercises its election as provided in Section 11.9, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11.2 and 11.3, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandth of a Preferred Share (calculated to the nearest one ten-millionth of a Preferred Share) obtained by (i) multiplying the number of one one-thousandth of a Preferred Share covered by a Right immediately prior to this adjustment by the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

11.9 The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights in substitution for any adjustment in the number of Preferred Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Preferred Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one hundred-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. The record date may be the date on which the Purchase Price is adjusted or any day thereafter but, if the Right Certificates have been distributed, shall be at least ten days after the date of the public announcement. If Right Certificates have been distributed, upon each adjustment of the number of Rights pursuant to this Section 11.9, the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

11.10 Irrespective of any adjustment or change in the Purchase Price or the number of Preferred Shares issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of Preferred Shares which were expressed in the initial Right Certificates issued hereunder.

11.11 Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable Preferred Shares at such adjusted Purchase Price.

11.12 If this Section 11 requires that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may defer, until the occurrence of such event, issuing to the holder of any Right exercised after such record date Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring adjustment.

11.13 Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any (i) combination or subdivision of the Preferred Shares, (ii) issuance wholly for cash of any Preferred Shares at less than the Current Per Share Market Price, (iii) issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, (iv) dividends on Preferred Shares payable in Preferred Shares, or (v) issuance of any rights, options or warrants referred to in Section 11.2 made by the Company after the date of this Agreement to holders of its Preferred Shares shall not be taxable to such stockholders.

11.14 If, at any time after the date of this Agreement and prior to the Distribution Date, the Company (i) declares or pays any dividend on the Common Shares payable in Common Shares or (ii) effects a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise other than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then in any such case (a) the number of one one-thousandths of a Preferred Share purchasable after such event upon exercise of each Right shall be determined by multiplying the number of one one-thousandths of a Preferred Share so purchasable immediately prior to such event by a fraction, the numerator of which is the number of Common Shares outstanding immediately before such event and the denominator of which is the number of Common Shares outstanding immediately after such event, and (b) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights which each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11.14 shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is affected.

12. Certificate of Adjustment. Whenever an adjustment is made as provided in Sections 11 and 13, the Company shall promptly (i) prepare a certificate setting forth such adjustment and a reasonably detailed statement of the facts, computation, methodology and accounting for such adjustment, (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate, and (iii) if such adjustment occurs following a Distribution Date, mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall not be obligated or responsible for calculating any adjustment, nor shall the Rights Agent be deemed to have knowledge of such an adjustment or any such event, unless and until it shall have received such certificate.

13. Consolidation, Merger, Sale or Transfer of Assets or Earning Power.

13.1 If, at any time after a Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other Person; (ii) any Person consolidates with the Company, or merges with and into the Company, and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares are or will be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property; or (iii) the Company sells or otherwise transfers (or one or more of its Subsidiaries sell or otherwise transfer), in one or more transactions, assets or Earning Power aggregating 50% or more of the assets or Earning Power of the Company and its Subsidiaries (taken as a whole) to any other Person other than the Company or one or more of its wholly owned Subsidiaries, then proper provision shall be made so that (A) each holder of a Right (except as otherwise provided herein) shall have the right to receive, upon the exercise of each Right in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of such other Person (including the Company as successor thereto or as the surviving corporation) equal to the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Common Shares of such other Person (determined pursuant to Section 11.4 hereof) on the date of consummation of such consolidation, merger, sale or transfer; (B) the issuer of such Common Shares shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (C) the term “Company” shall thereafter be deemed to refer to such issuer; and (D) such issuer shall take steps (including, but not limited to, the reservation of a sufficient number of shares of its common stock in accordance with Section 9) in connection with such consummation as may be necessary to ensure that the provisions hereof shall thereafter be applicable in relation to the common stock thereafter deliverable upon the exercise of the Rights.

13.2 The Company shall not enter into any transaction of the kind referred to in this Section 13 if, at the time of such transaction, there are any rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights. The provisions of this Section 13 shall apply to successive mergers or consolidations or sales or other transfers. Notwithstanding anything in this Agreement to the contrary, this Section 13 shall not apply to any Exempt Transaction.

13.3 For purposes of this Agreement, the “Earning Power” of the Company and its Subsidiaries shall be determined in good faith by the Company’s Board of Directors on the basis of the operating earnings of each business operated by the Company and its Subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by the Company or any Subsidiary during three full fiscal years preceding such date, during the period such business was operated by the Company or any Subsidiary).

14. Fractional Rights and Fractional Shares.

14.1 The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, the Company may instead pay to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14.1, the current market value of a whole Right shall be the closing price of the Rights (as determined pursuant to the second sentence of Section 11.4.1) for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable.

14.2 The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share). Fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an agreement between the Company and a depositary selected by the Company; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as Beneficial Owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company shall pay to each registered holder of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Preferred Share as the fraction of one Preferred Share that such holder would otherwise receive upon the exercise of the aggregate number of rights exercised by such holder. For the purposes of this Section 14.2, the current market value of a Preferred Share shall be the closing price of a Preferred Share (pursuant to Section 11.4.1) for the Trading Day immediately prior to the date of such exercise.

14.3 The closing price for any day shall be the last quoted price or, if not so quoted, the average of the high bid and low asked prices as reported by the NYSE, or if on any such date the Rights or Preferred Shares, as applicable, are not listed on the NYSE, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights or Preferred Shares, as applicable, selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights or Preferred Shares, as applicable, the fair value of the Rights or Preferred Shares, as applicable, on such date as determined in good faith by the Board of Directors shall be used.

14.4 The holder of a Right by the acceptance of the Right expressly waives any right to receive fractional Rights or fractional shares upon exercise of a Right (except as provided in this Section 14).

14.5 Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under any section of this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of, any payment for fractional Rights or fractional shares under any section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18, are vested in the respective registered holders of the Right Certificates. Any registered holder of any Right Certificate may, without the consent of the Rights Agent or of the holder of any other Right Certificate, on such holder’s own behalf and for such holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right

Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement by the Company and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations hereunder of the Company.

16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

16.1 prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

16.2 after the Distribution Date, the Right Certificates are transferable only on the registry books maintained by the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer with the appropriate form of certification, properly completed and duly executed, accompanied by a signature guarantee and such other documentation as the Rights Agent may reasonably request;

16.3 the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

16.4 notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of the inability of the Company or the Rights Agent to perform any of its or their obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote or receive dividends, or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder accordance with a fee schedule to be mutually agreed upon, and, from time to time, on demand of the Rights Agent, to reimburse the Rights Agent for all of its reasonable expenses and counsel fees and other disbursements incurred in the preparation, delivery, negotiation, administration, execution and amendment, of this Agreement and the exercise and performance of its duties hereunder. The Company also covenants and agrees to indemnify the Rights Agent for, and to hold it harmless against, any and all loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including the reasonable fees and expenses of legal counsel) that may be paid, incurred or suffered by it, or which it may become subject, without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the execution, acceptance and, administration of, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim or liability arising therefrom or in connection therewith, directly or indirectly. The provisions under this Section 18 and Section 20 below shall survive the expiration of the Rights and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent. The reasonable costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company.

The Rights Agent shall be fully authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in each case in reliance upon any Right Certificate or certificate for Preferred Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing.

Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

19. Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 19. If, at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned. If, at that time, any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent. In all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

If, at any time, the name of the Rights Agent changes and any of the Right Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned. If, at that time, any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name. In all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

20. Rights and Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly set forth in this Agreement and no implied duties or obligations shall be read into this Agreement against the Rights Agent. The Rights Agent shall perform its duties and obligations hereunder upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

20.1 The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee or legal counsel of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of as to any action taken or omitted by it in the absence of bad faith and in accordance with such advice or opinion.

20.2 Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) may be deemed to be conclusively proved and established by a certificate signed by a person reasonably believed by the Rights Agent to be any one of the Chief Financial Officer or the Secretary of the Company, or any person authorized by the Chief Financial Officer or the Secretary of the Company to sign such certificate, and delivered to the Rights Agent, and such certificate shall be full authorization to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall have no duty to act without such a certificate as set forth in this Section 20.2.

20.3 The Rights Agent shall be liable to the Company and any other Person hereunder only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought.

20.4 The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except as to its countersignature thereof) or be required to verify the same. All such statements and recitals are and shall be deemed to have been made by the Company only.

20.5 The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the legality or validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any determination by the Board of Directors with respect to the Rights or breach by the Company of any covenant or failure by the Company to satisfy any condition contained in this Agreement or in any Right Certificate; nor shall it be liable or responsible for any modification by or order of any court, tribunal or governmental authority in connection with the foregoing, any change in the exercisability of the Rights or any adjustment required under the provisions of Sections 11 or 13 or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12 describing such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when so issued, be validly authorized and issued, fully paid, and non-assessable.

20.6 The Company agrees that it will perform, execute, acknowledge and deliver, or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required or reasonably requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

20.7 The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder and certificates delivered pursuant to any provision hereof from any person reasonably believed by the Rights Agent to be from any one of the Chief Executive Officer, Chief Financial

Officer or Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and such advice or instructions shall provide full authorization and protection to the Rights Agent, and the Rights Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with the written advice or instructions of any such officer or for any delay in acting while waiting for these instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent advice or instructions received by any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Agreement.

20.8 The Rights Agent and any affiliate, stockholder, director, officer, agent, representative or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company, or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, in each case in compliance with applicable laws. Nothing herein shall preclude the Rights Agent and such other Persons from acting in any other capacity for the Company or for any other legal entity.

20.9 The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents. The Rights Agent shall not be answerable or accountable for any act, omission, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment of such attorneys or agents thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

20.10 No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if the Rights Agent believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

20.11 The Rights Agent shall not be required to take notice or be deemed to have notice of any fact, event or determination (including any dates or events defined in this Agreement or the designation of any Person as an Acquiring Person, Affiliate or Associate) under this Agreement unless and until the Rights Agent shall be specifically notified in writing by the Company of such fact, event or determination, and all notices or other instruments required by this Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified in Section 26 hereof, and in the absence of such notice so delivered, the Rights Agent may conclusively assume no such event or condition exists.

20.12 The Rights Agent shall have no responsibility to the Company or any holders of the Rights Certificates for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty days’ notice in writing mailed to the Company and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Common Shares and the Preferred Shares pursuant to Section 26. The Company may remove the Rights Agent or any successor Rights Agent upon thirty days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares and the Preferred Shares by registered or certified mail, and, after the Distribution Date, to the holders of the Right Certificates by first class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties as Rights Agent under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent or registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person (other than a natural person) organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise stock transfer powers, is subject to supervision or examination by federal or state authority, and has, along with its Affiliates, at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (b) an Affiliate of a Person described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed, and the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and shall execute and deliver any further assurance, conveyance, act or deed necessary for the purpose but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing, and shall thereafter be discharged from all duties and obligations hereunder. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and the Preferred Shares, and, after the Distribution Date, mail a notice in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Right Certificates to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the earlier of the Redemption Date and the Close of Business on the Final Expiration Date, the Company may, with respect to Common Shares so issued or sold (i) pursuant to the exercise of stock options; (ii) under any employment plan or arrangement; (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company; or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale.

23. Redemption.

23.1 The Board of Directors may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish.

23.2 Immediately upon the time of the effectiveness of the redemption of the Rights or such earlier time as may be determined by the Board of Directors in the action ordering such redemption (although not earlier than the time of such action) (the “Redemption Date”), and without any further action and without any notice, the right to exercise the Rights shall terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption (with prompt written notice to the Rights Agent); provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within ten Business Days after action of the Board of Directors ordering the redemption of the Rights, the Company shall mail, or cause the Rights Agent to mail (at the expense of the Company), a notice of redemption to the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. If the payment of the Redemption Price is not included with such notice, each such notice shall state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24, other than in connection with the purchase of Common Shares prior to the Distribution Date.

24. Exchange.

24.1 The Board of Directors may, at its option, at any time after a Stock Acquisition Date, mandatorily exchange all or part of the then outstanding and exercisable Rights (which excludes Rights that have become void pursuant to Section 11.1.2) for Common Shares at an exchange ratio of one Common Share per one one-thousandths of a Preferred Share represented by a Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the “Exchange Ratio”). From and after the occurrence of an event specified in Section 13.1, any rights that theretofore have not been exchanged pursuant to this Section 24 shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24. The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

24.2 Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to Section 24.1, and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give reasonably detailed written notice of any such exchange to the Rights Agent, and shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such exchange. Within ten Business Days after action by the Board of Directors ordering the exchange of any Rights pursuant to Section 24.1, the Company shall mail, or cause the Rights Agent to mail, a notice of any such exchange to the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11.1.2) held by each holder of Rights.

24.3 In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Shares or Common Stock Equivalents for Common Shares exchangeable for Rights, at the initial rate of one one-thousandth of a Preferred Share (or an appropriate number of Common Stock Equivalents) for each Common Share, as appropriately adjusted.

24.4 If there shall not be sufficient Common Shares, Preferred Shares or Common Stock Equivalents authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares, Preferred Shares or Common Stock Equivalents for issuance upon exchange of the Rights.

24.5 The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company may instead pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current per share market value of a whole Common Share. For the purposes of this Section 24.5, the current per share market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11.4.1) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

24.6 Notwithstanding anything in this Section 24 to the contrary, the exchange of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish. Without limiting the preceding sentence, the Board of Directors may (i) in lieu of issuing Common Shares or any other securities contemplated by this Section 24 to the Persons entitled thereto in connection with the exchange (such Persons, the “Exchange Recipients,” and such shares and other securities, together with any dividends or distributions made on such shares or other securities, the “Exchange Property”) issue, transfer or deposit the Exchange Property to or into a trust or other entity (the “Trust”) created upon such terms as the Board of Directors may determine to hold all or a portion of the Exchange Property for the benefit of the Exchange Recipients, (ii) permit the Trust to exercise all of the rights that a stockholder of record would possess with respect to any shares deposited in the Trust and (iii) direct that all holders of Rights entitled to receive Exchange Property shall be entitled to receive such Exchange Property only from the Trust and only upon compliance with the relevant terms and provisions of the Trust and subject to such conditions as the Board of Directors in its sole discretion may establish. Prior to effecting an exchange of Rights, the Company may require (or cause the trustee or other governing body of the Trust to require), as a condition thereof, that any Exchange Recipient provide evidence that it is not an Acquiring Person, including evidence of the identity of the current or former Beneficial Owners thereof and their Affiliates and Associates. If any Person shall fail to comply with any request to provide such evidence, the Company shall be entitled conclusively to deem the Rights held by such Person to be null and void pursuant to Section 11.1.2 and not transferable or exercisable or exchangeable in connection herewith. In the event the Board of Directors determines, before the Distribution Date, to effect an exchange, the Board of Directors may delay the occurrence of the Distribution Date to such time as the Board of Directors deems advisable.

25. Notice of Certain Events.

25.1 If the Company shall after the Distribution Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Shares or to make any other distribution to the holders of its Preferred Shares (other than a regular quarterly cash dividend); (ii) to offer to the holders of its Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options; (iii) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares); (iv) to effect any consolidation or merger into or with any other Person, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or Earning Power of the Company and its Subsidiaries (taken as a whole) to any other Person; (v) to effect the liquidation, dissolution or winding-up of the Company; or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares, or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to each holder of a Right Certificate and the Rights Agent, in accordance with Section 26, a reasonably detailed notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution or winding-up is to take place and the date of participation therein by the holders of the Common Shares or Preferred Shares or both, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least ten days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least ten days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares or Preferred Shares or both, whichever shall be the earlier.

25.2 The Company shall, as soon as practicable after a Stock Acquisition Date, give to the Rights Agent and each holder of a Right Certificate, in accordance with Section 26, a notice that describes the transaction in which a Person became an Acquiring Person and the consequences of the transaction to holders of Rights under Section 11.1.2.

26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if in writing and when sent by overnight delivery service or first-class mail, postage prepaid, properly addressed (until another address is filed in writing with the Rights Agent) as follows:

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Ehsan Zargar

Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be deemed given upon receipt and shall be sufficiently given or made if in writing when sent by overnight delivery service or registered or certified mail properly addressed (until another address is filed in writing with the Company) as follows:

American Stock Transfer& Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Attention: Relationship Management

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if in writing, when sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

27. Supplements and Amendments. The Company may from time to time, and the Rights Agent shall if the Company so directs in writing, supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any change to or delete any provision hereof or to adopt any other provisions with respect to the Rights which the Company may deem necessary or desirable; provided, however, that, from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates). For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and Preferred Shares) as contemplated hereby and to ensure that an Excluded Person does not obtain the benefits thereof, and amendments in respect of the foregoing shall not be deemed to adversely affect the interests of the holders of Rights. Any supplement or amendment authorized by this Section 27 will be evidenced by a writing signed by the Company and the Rights Agent, subject to certification by any of the officers of the Company listed in Section 20.2 that any such supplement or amendment complies with this Section 27. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has reasonably determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person or entity other than the Company, the Rights Agent and the registered holders of the Right Certificates any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates.

30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

31. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such state; provided, however, that all provisions regarding the rights, duties, liabilities and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

32. Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

33. Descriptive Headings. Descriptive headings of the sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

34. Administration. Other than with respect to rights, duties, obligations and immunities of the Rights Agent, the Board of Directors shall have the exclusive power and authority to administer and interpret the provisions of this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company or as may be necessary or advisable in the administration of this Agreement. All such actions, calculations, determinations and interpretations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Company, the Rights Agent, holders of the Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of the Rights. The Rights Agent is entitled always to assume the Board of Directors acted in good faith and shall be fully protected and incur no liability in reliance thereon.

35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

[Signature Pages Follow]

The parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HRG Group, Inc.

By:	/s/ Ehsan Zargar
Name: Ehsan Zargar
Title: Executive Vice President and General Counsel

[Signature Page to Rights Agreement]

The parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

American Stock Transfer & Trust Company, LLC

By:	/s/ Michael A. Nespoli
Name: Michael A. Nespoli
Title: Executive Director

[Signature Page to Rights Agreement]

EXHIBIT A

FORM

of

CERTIFICATE OF DESIGNATION

of

SERIES B PREFERRED STOCK

of

HRG GROUP, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

HRG Group, Inc., a corporation organized and existing under General Corporation Law of the State of Delaware (“DGCL”) (the “Corporation”), hereby certifies that pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the Amended Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors on February 24, 2018 adopted the following resolution creating a series of Preferred Stock designated as Series B Preferred Stock (as hereinafter defined):

RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation, a series of Preferred Stock, par value $0.01 per share, of the Corporation be and it hereby is created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1. Designation and Amount. The shares of this series shall be designated as Series B Preferred Stock (the “Series B Preferred Stock”), and the number of shares constituting the Series B Preferred Stock shall be 5,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any other stock) ranking prior and superior to the Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred Stock, in an amount (if any) per share (rounded to the nearest cent), subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate per share amount of all cash dividends, and 1,000 multiplied by the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Corporation or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series B Preferred Stock as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends due pursuant to paragraph (A) of this Section 2 shall begin to accrue and be cumulative on outstanding shares of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series B Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series B Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided in the Certificate of Incorporation, including any other Certificate of Designation creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise required by law, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series B Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding-up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series B Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (as to dividends and upon dissolution, liquidation or winding-up) to the Series B Preferred Stock.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. The Corporation shall take all such actions as are necessary to cause all such shares to become authorized but unissued shares of Preferred Stock that may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein or in the Certificate of Incorporation, including any Certificate of Designation creating a series of Preferred Stock or any similar stock, or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding-Up.

(A) Upon any liquidation, dissolution or winding-up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding-up) to the Series B Preferred Stock unless, prior thereto, the holders of Series B Preferred Stock shall have received an amount per share (the “Series B Liquidation Preference”) equal to an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate amount to be distributed per share to holders of shares of Common Stock plus an amount equal to any accrued and unpaid dividends. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) If there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series B Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series B Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding-up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, Etc. If the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. Amendment. While any Series B Preferred Stock is issued and outstanding, the Certificate of Incorporation shall not be amended in any manner, including in a merger or consolidation, which would alter, change or repeal the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single class.

Section 9. Rank. The Series B Preferred Stock shall rank, with respect to the payment of dividends and upon liquidation, dissolution and winding-up, junior to all other series of Preferred Stock, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its duly authorized officer this 24 day of February, 2018.

HRG Group, Inc.

By:
Name:
Title:

EXHIBIT B

Form of Right Certificate

Certificate No. B-	Rights

NOT EXERCISABLE AFTER THE FINAL EXPIRATION DATE (AS DEFINED IN THE RIGHTS AGREEMENT) OR EARLIER IF REDEMPTION, EXCHANGE OR TERMINATION OCCURS OR AS OTHERWISE SPECIFIED IN THE RIGHTS AGREEMENT. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.00001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS, MAY BECOME NULL AND VOID.

Right Certificate

HRG Group, Inc.

This certifies that                                 , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement (the “Rights Agreement”), dated as of 24, 2018, between HRG Group, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a limited liability trust company, as Rights Agent (or any successor rights agent) (the “Rights Agent”), as may be amended from time to time, to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to the Final Expiration Date (as such term is defined in the Rights Agreement) or earlier under certain circumstances set forth in the Rights Agreement, at the offices of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth of a fully paid non-assessable share of Series B Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a purchase price of $71.55 per one one-thousandth of a Preferred Share (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase properly completed and duly executed, accompanied by such documentation as the Rights Agent may reasonably request. The number of Rights evidenced by this Right Certificate (and the number of one one-thousandths of a Preferred Share which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of February 24, 2018, based on the Preferred Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number of one one-thousandths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

From and after the occurrence of a Stock Acquisition Date (as defined in the Rights Agreement), if the Rights evidenced by this Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are incorporated herein by this reference and made a part hereof, and to which Rights Agreement reference is made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the office of the Rights Agent designated for such purpose.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or offices of the Rights Agent designated for such purpose, accompanied by such documentation as the Rights Agent may reasonably request, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, at the Company’s option, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.00001 per Right or (ii) may be exchanged in whole or in part for shares of the Company’s Common Stock, par value $0.01 per share, Preferred Shares, cash, debt securities or other assets, property or instruments. The shares and other securities transferred as part of the exchange may be transferred to a trust created upon such terms as the Board of Directors of the Company may determine.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of             .

Attest:	HRG Group, Inc.

By:

Countersigned:

Rights Agent

By:
Authorized Signature

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED,                                               hereby sells, assigns and transfers unto

(Please print name and address of transferee)

this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                             , Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Date:
Signature

Signature Guaranteed:

Signatures must be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by and were not acquired by the undersigned from an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement).

Signature

Form of Reverse Side of Right Certificate — continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise the Right Certificate.)

TO HRG GROUP, INC.:

The undersigned hereby irrevocably elects to exercise                             Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares be issued in the name of:

Please insert Social Security or other identifying number:                                                                                           .

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert Social Security or other identifying number:                                                                                           .

(Please print name and address)

Dated:	,

Signature

(Signature must conform to the holder specified on the Right Certificate)

Signature Guaranteed:

Signatures must be guaranteed by an eligible guarantor institution (bank, stock broker or savings and loan association with membership in an approved signature medallion program).

Form of Reverse Side of Right Certificate — continued

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not Beneficially Owned by, were not acquired by the undersigned from and are not being assigned to an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement).

Signature

NOTICE

The signature in the foregoing Forms of Assignment and Election to Purchase must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, such assignment or election to purchase will not be honored.

EXHIBIT C

UNDER CERTAIN CIRCUMSTANCES, RIGHTS THAT ARE OR WERE ACQUIRED OR BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY ASSOCIATES OR AFFILIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS, MAY BECOME NULL AND VOID

SUMMARY OF RIGHTS TO PURCHASE

PREFERRED SHARES

On February 24, 2018, the Board of Directors of HRG Group, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Shares”), payable on March 8, 2018 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $71.55 per one one-thousandth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 24, 2018, between the Company and American Stock Transfer & Trust Company, LLC, a limited liability trust company, as Rights Agent. Capitalized terms used but not defined in this summary have the meanings ascribed to such terms in the Rights Agreement.

The Rights Agreement is intended to, among other things, discourage an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and thereby preserve the current ability of the Company to utilize certain net operating loss carryovers and other tax benefits of the Company and its subsidiaries.

Until the earlier to occur of (i) 10 days following a public announcement that a Person or group of Affiliated or Associated Persons (other than an Exempt Person) has acquired Beneficial Ownership of 4.9% or more of the outstanding Common Shares (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 4.9% or more of the outstanding Common Shares (the earlier of such dates, the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto (unless such Rights are recorded in book entry).

A Person shall not be deemed to be an Acquiring Person if such Person is (i) the Company, (ii) any Subsidiary of the Company, (iii) CF Turul LLC, Leucadia National Corporation, or any of their respective Subsidiaries, (iv) any employee benefit plan of the Company or of any Subsidiary of the Company, (v) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan or (vi) any Person who or which, at the time of the first public announcement of this Agreement, is a Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder becomes, after the date of the Rights Agreement, the Beneficial Owner of any additional Common Shares then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder. For the avoidance of doubt, in the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Shares expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Common Shares that confers Beneficial Ownership of Common Shares shall be considered the acquisition of Beneficial Ownership of additional Common Shares by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional Common Shares, such Person is not the Beneficial Owner of 4.9% or more of the Common Shares then outstanding.

In general, “Beneficial Ownership” shall include any securities such Person or any of such Person’s Affiliates or Associates (a) would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder, including any coordinated acquisition of securities by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the Treasury Regulations promulgated thereunder), (b) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (c) has the right to acquire or vote pursuant to any agreement, arrangement or understanding (except under limited circumstances), (d) which are directly or indirectly beneficially owned by any other Person with which such Person has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting such securities, or obtaining, changing or influencing control of the Company or (e) in respect of which such Person has a derivative position.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights (unless such Rights are recorded in book entry).

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) the Close of Business on the one-year anniversary date of the date of this Agreement and (ii) the Close of Business on the date which is 60 days following the termination of that certain Agreement and Plan of Merger dated as of the date hereof, by and among the Company, Spectrum Brands Holdings, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC, in accordance with its terms (the “Final Expiration Date”).

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 multiplied by the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a payment per share equal to 1,000 multiplied by the aggregate payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 multiplied by the amount received per Common Share.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by this Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

If any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights Beneficially Owned by the Acquiring Person and its Affiliates and Associates (all of which will thereafter be void), will thereafter have the right to receive upon exercise such number of Common Shares of the Company as shall equal the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Company’s Common Shares. If the Board of Directors so elects, the Company shall deliver upon payment of the Purchase Price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right.

If, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company equal to the result obtained by dividing the then current Purchase Price by 50% of the then Current Per Share Market Price of the Common Shares of the Acquiring Person.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment). The shares and other securities transferred as part of the exchange may be transferred to a trust created upon such terms as the Board of Directors of the Company may determine.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights. However, from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

HRG GROUP, INC. 450 PARK AVE. 29TH FLOOR NEW YORK, NY 10022 SCAN TO VIEW MATERIALS & VOTE
VOTE BY INTERNET—www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until
12:00 p.m. Eastern Time on July 12, 2018. Follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via
e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 12:00 p.m. Eastern Time on July 12, 2018. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it up until 12:00 p.m. Eastern Time on July 12, 2018 to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed and returned your proxy card.
IN PERSON You may vote these shares in person by attending the Special Meeting. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E48872-Z72895 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
DETACH AND RETURN THIS PORTION ONLY HRG GROUP, INC. (“HRG”)
The HRG Board of Directors recommends a vote FOR each
of the following proposals:
1.    To approve a proposal to amend HRG’s certificate of incorporation
For Against Abstain
6.    To approve a proposal to amend HRG’s certificate of incorporation
For Against Abstain
to cause each outstanding share of HRG common stock to, by means of a reverse stock split, be combined into a fraction of a share of HRG common stock equal to the number of shares of Spectrum Brands Holdings, Inc. (“Spectrum”) common stock currently held by HRG divided by the number of outstanding shares of HRG common stock on a fully diluted basis, subject to certain adjustments
2. To approve a proposal to amend HRG’s certificate of incorporation to subject HRG to Section 203 of the General Corporation Law of the State of Delaware
3. To approve a proposal to amend HRG’s certificate of incorporation to decrease the number of authorized shares of HRG common stock from 500 million to 200 million
4. To approve a proposal to amend HRG’s certificate of incorporation to increase the number of authorized shares of HRG preferred stock from 10 million to 100 million
5.    To approve a proposal to amend HRG’s certificate of incorporation to amend the Internal Revenue Code Section 382 transfer
provisions
to include, among others, changing HRG’s corporate name from
“HRG Group, Inc.” to “Spectrum Brands Holdings, Inc.”
7. To approve a proposal to issue shares of HRG common stock in connection with the Agreement and Plan of Merger, dated as of February 24, 2018 (as amended, the “merger agreement”), by and among Spectrum, HRG, HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC
8. To approve a proposal to adjourn the HRG special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the HRG special meeting to approve the foregoing proposals
9. To approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to HRG’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement
For address changes and/or comments, please check this box and write them on the back where indicated.
Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
Signature [PLEASE SIGN WITHIN BOX]    Date Signature (Joint Owners) Date

SPECIAL MEETING OF STOCKHOLDERS OF HRG GROUP, INC. July 13, 2018
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Special Meeting and the accompanying Joint Proxy Statement/Prospectus are available at www.HRGgroup.com under the heading “Special Meeting and Materials.”
Please sign, date and mail your proxy card in the envelope provided as soon as possible.
Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.
E48873-Z72895 HRG GROUP, INC. (“HRG”)
SPECIAL MEETING OF STOCKHOLDERS: July 13, 2018
This proxy is solicited by the Board of Directors for use at HRG’s 2018 Special Meeting of Stockholders on
July 13, 2018 or any postponement(s) or adjournment(s) thereof.
The undersigned, having read the Notice of Special Meeting of Stockholders and the accompanying Joint Proxy Statement/Prospectus with respect to HRG’s 2018 Special Meeting of Stockholders, receipt of which is hereby acknowledged, does hereby appoint and constitute Ehsan Zargar and George C. Nicholson, each or either of them, the attorneys and proxies of the undersigned, with full power of substitution to each, for and in the name of the undersigned to vote and act at HRG’s 2018 Special Meeting of Stockholders to be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017, on July 13, 2018, beginning at 9:30 a.m., Eastern Time, and at any postponement or adjournment thereof, with respect to all of the shares of HRG’s common stock, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act, with all of the powers that the undersigned would possess if personally present and acting, as indicated on the reverse. These proxies are authorized to vote in their discretion upon such other business as may properly come before HRG’s 2018 Special Meeting of Stockholders or any adjournment or postponement thereof.
This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side. If no direction is made, this Proxy will be voted as the Board of Directors recommends.
Address Changes/Comments:
(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) (Continued and to be signed on the reverse side.)